Form 20-F
period 2021-12-31
Oatly Group AB
filed 2022-04-06
CIK 1843586

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-40401

Oatly Group AB

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Sweden

(Jurisdiction of incorporation or organization)

Oatly Group AB
Jagaregatan 4
211 19 Malmö

Sweden

(Address of principal executive offices)

Christian Hanke
Chief Financial Officer
Telephone: +46 418 47 5500

investors@oatly.com
Oatly Group AB
Jagaregatan 4

211 19 Malmö

Sweden

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.00018 per share	OTLY	The Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.            591,777,001           ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐	Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☒	Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this Annual Report, on Form 20-F (the “Annual Report”), the terms “Oatly,” the “Company,” the “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Oatly Group AB, together with its consolidated subsidiaries as a consolidated entity. When we refer to “plant-based dairy” throughout this Annual Report, we are referring to “plant-based dairy alternatives.”

MARKET AND INDUSTRY DATA

Within this Annual Report, we reference information and statistics regarding the industries in which we operate, including the dairy industry. We are responsible for these statements included in this Annual Report. We have obtained this information and statistics from various independent third-party sources, such as Euromonitor International Limited (“Euromonitor”) and the other third-party sources stated below. Some data and other information contained in this Annual Report are also based on our own estimates and calculations, which are derived from our review and interpretation of independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source.

•	IRI Infoscan, IRI Milk Alternatives, Value Share, 52, 12 and 4 w/e 01/01/22, Total Market (inc Ocado). IRI Milk Alternatives, Stores Selling, 4 w/e 01/01/22, Major Multiples. (“IRI”);
•	NielsenIQ MarketTrack, Dairy Alternatives Drinks, Value Sales, Germany Grocery excl. hard discount, Full Year 2021 (“Nielsen”);
•	Nielsen ScanTrack, Sweden Grocery, Plant-based Milk, Value % share, MAT, W52 2021 (Copyright © Nielsen) (“Nielsen”);
•	NielsenIQ Scan Data. Milk/Dairy Alternatives, Total US xAOC, Data ending 1/1/22 (“Nielsen”);
•	The Lancet’s “Country, regional, and global estimates for lactose malabsorption in adults: a systematic review and meta-analysis,” which was published in October 2017 (“Lancet”); and
•	The Zeno Group’s “The 2020 Strength of Purpose Study,” which was published June 17, 2020 (the “Zeno Study”).

In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this Annual Report, and estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of any such information contained in this Annual Report. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. See Item 3.D. “Risk Factors—Risks Related to our Business and Industry—Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this Annual Report are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This Annual Report contains additional trademarks, service marks, copyrights and trade names of others, which are the property of their respective owners. All copyrights, trademarks, service marks and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

In this Annual report, we present certain financial measures that are not recognized by IFRS and that may not be permitted to appear on the face of IFRS-compliant financial statements or notes thereto. The non-IFRS financial measures used in this Annual Report are EBITDA and adjusted EBITDA.  We use EBITDA and adjusted EBITDA to assess our operating performance and in our financial communications. Management believes these non-IFRS financial measures provide useful additional information to investors about current trends in our operations and are useful for period-over-period comparisons of operations.

Certain monetary amounts, percentages, and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

All references in this Annual Report to “dollar,” “USD” or “$” refer to U.S. dollars, the terms “Swedish Kronor” and “SEK” refer to the legal currency of Sweden, the terms “euro,” “EUR” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended, and the terms “£” and “GBP” refer to pounds sterling.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	general economic conditions;
•	our history of losses and inability to achieve or sustain profitability;
•	the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy;

•	reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards;
•	failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms;
•	damage or disruption to our production facilities;
•	harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products;
•	food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions;
•	our ability to successfully compete in our highly competitive markets;
•	changing consumer preferences and our ability to adapt to new or changing preferences;
•	the consolidation of customers or the loss of a significant customer;
•	reduction in the sales of our oatmilk varieties;
•	failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility;
•	litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits;
•	changes to international trade policies, treaties and tariffs;
•	changes in our tax rates or exposure to additional tax liabilities or assessments;
•	failure to expand our manufacturing and production capacity as we grow our business;
•	supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs;
•	the impact of rising commodity prices, transportation and labor costs on our cost of goods sold;
•	failure by our logistics providers to deliver our products on time, or at all;
•	our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations; failure to develop and maintain our brand;
•	our ability to introduce new products or successfully improve existing products;
•	failure to retain our senior management or to attract, train and retain employees;
•	cybersecurity incidents or other technology disruptions; failure to protect our intellectual and proprietary technology adequately;
•	our ability to successfully remediate the material weaknesses in our internal control over financial reporting;
•	our status as an emerging growth company; and
•

as a foreign private issuer, we are not subject to U.S. proxy rules and our reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to this Annual Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

RISK FACTOR SUMMARY

The following is a summary of the principal risks that could significantly and negatively affect our business, prospects, financial conditions, or operating results. For a more complete discussion of the material risks facing our business, see Item 3.D. “Risk Factors”:

Risks Related to Our Business and Industry

•	We have a history of losses, and we may be unable to achieve or sustain profitability;
•

The COVID-19 pandemic has had, and we expect will continue to have, certain negative impacts on our business, these impacts may have a material adverse impact on our financial condition and results of operations;

•

Our future business, financial condition and results of operations may be adversely affected by reduced or limited availability of oats and other raw materials that our limited number of suppliers are able to sell to us that meet our quality standards due to inflationary pressure and current geopolitical situations;

•

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations;

•	The primary components of all our products are manufactured in our six production facilities, and any damage or disruption at these facilities has harmed and may in the future harm our business;
•

Our brand and reputation may be diminished due to real or perceived quality or food safety issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations;

•

Food safety and food-borne illness incidents or other safety concerns have led to product recalls and such events may in the future materially adversely affect our business by exposing us to lawsuits or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings;

•	We may not be able to compete successfully in our highly competitive market;
•	Sales of our oatmilk varieties contribute a significant portion of our revenue. A reduction in sales of our oatmilk varieties would have an adverse effect on our financial condition;
•

If we fail to effectively expand our processing, manufacturing and production capacity, as we continue to grow and scale our business to a steady operating level, our business, results of operations and our brand reputation could be harmed;

•	We may not successfully ramp up operations at any of our new facilities, or these facilities may not operate in accordance with our expectations;
•	Failure to introduce new products or successfully improve existing products may adversely affect our ability to continue to grow;
•	Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected;
•

We are subject to risks related to sustainability (including environmental, climate change, and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation;

•	A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers;
•	Consolidation of customers or the loss of a significant customer could negatively impact our sales and profitability;

•	Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business;
•	Failure to retain our senior management or to attract, train and retain employees may adversely affect our operations or our ability to grow successfully;
•	Disruptions in the worldwide economy may adversely affect our business, financial condition and results of operations;

Risks Related to Regulation

•	Our operations are subject to U.S., European and the People’s Republic of China laws and regulations, and there is no assurance that we will be in compliance with all regulations;
•	Changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, financial condition and results of operations;
•

Failure by our suppliers of raw materials or co-producers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business;

•	We are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations;
•

Changes to international trade policies, treaties and tariffs, including as a result of the United Kingdom’s withdrawal from the European Union (the “EU”), or the emergence of a trade war could adversely impact our business, financial condition and results of operations;

Risks Related to Our Intellectual Property

•	We may not be able to protect our proprietary technology adequately, which may impact our commercial success;
•	Our intellectual property has been and is being challenged, and we may not be able to protect our intellectual property adequately, which may harm the value of our brand;

Risks Related to the Ownership of Our American Depositary Shares (“ADSs”)

•

We have previously identified material weaknesses in our internal control environment. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner;

•	Our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders;
•	Our operating results and the market price of our ADSs have been, and may be, volatile, and you may lose all or part of your investment;
•

We are defendants in securities class action litigation and could be defendants in future securities class action litigation in the United States or elsewhere that could negatively impact our business, including resulting in substantial costs and liabilities;

•

We are an emerging growth company, as defined in the Securities Act of 1933, as amended (the “Securities Act”), and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors because we may rely on these reduced disclosure requirements;

•

We are a foreign private issuer and, as a result, are not be subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;

•	You may not be able to exercise your right to vote the ordinary shares underlying your ADSs;
•	We may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ADSs;
•	Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments;

General Risk Factors

•

We cannot assure you that a market for our ADSs will be sustained to provide adequate liquidity, and public trading markets have experienced, and may continue to experience, volatility. Investors may not be able to resell their ADSs at or above the price they pay;

•

If securities or industry analysts cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our ADSs adversely, the price and trading volume of our ADSs could decline; and

•

We continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.  [Reserved.]

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risks Related to Our Business and Industry

We have a history of losses, and we may be unable to achieve or sustain profitability.

We have experienced net losses over the last several years. In the years ended December 31, 2021 and 2020, we incurred net losses of $212.4 million and $60.4 million, respectively. We anticipate that our operating expenses and capital expenditures will increase substantially in the foreseeable future as we continue to invest to meet demand for our products, increase our customer base, network of suppliers and co-manufacturers, expand our marketing channels and end markets, invest in our distribution and manufacturing facilities, hire additional employees, implement new manufacturing and distribution systems, expand our research and development activities,  obtain and store ingredients and other products and enhance our technology and production capabilities. Our expansion efforts may take longer or prove more expensive than we anticipate, particularly in light of the COVID-19 pandemic and current inflationary pressure across the broader economy, and we may not succeed in increasing our revenue and margins sufficiently to offset any potential increased expenses. For example, we have experienced higher inflationary pressures, including higher logistic expenses in Europe, the Middle East, Africa and Australia (“EMEA”), higher container rates for shipments from EMEA to Asia, unusual energy costs in EMEA due to the disruption of European energy markets, and higher commodity prices in the United States and EMEA. In addition, many of our expenses, including the costs associated with operating our existing and any future production and manufacturing facilities, are fixed. Accordingly, we may not be able to achieve or sustain profitability, and we may incur significant losses for the foreseeable future.

The COVID-19 pandemic has had, and we expect will continue to have, certain negative impacts on our business, and these impacts may have a material adverse impact on our financial condition and results of operations.

The global spread and unprecedented impact of the ongoing COVID-19 pandemic continues to create significant volatility, uncertainty and economic disruption. The pandemic has led governments and other authorities around the world to implement significant measures intended to control the spread of the virus, including shelter-in-place orders, social distancing measures, business closures or restrictions on operations, quarantines, travel bans and restrictions and multi-step policies with the goal of re-opening these markets. While some of these restrictions have been lifted or eased in many jurisdictions as the rates of COVID-19 infections have decreased or stabilized, a resurgence of the pandemic in some markets has slowed, halted or reversed the reopening process altogether. For example, during 2021, various jurisdictions in the EU reinstated restrictive measures, including, among other things, restaurant and bar closures or prohibitions on indoor dining, shelter-in-place orders and limitations on social gatherings.  China has also instituted various degrees of restrictive measures in response to the pandemic.  Governments and other authorities in many of our markets have temporarily closed bars and restaurants, or limited or prohibited indoor dining and social gatherings, and limited the operations of many of our coffee shop and restaurant customers. Although certain of these restrictions have begun to be lifted and certain exceptions to these restrictions have allowed for takeaway and delivery, which have enabled certain of our customers to continue to generate business, we experienced a deterioration in sales to coffee shops and restaurant customers in certain markets during periods in 2021 when stay-at-home orders became more widespread. Even after these restrictions are lifted, demand from our coffee shop and restaurant customers may continue to be negatively impacted due to continuing consumer concerns regarding the risk of COVID-19 transmission, decreased consumer confidence and spending and changes in consumer habits, among other things.  This may impact our overall market and our market and demand estimates may be different than actual demand.

The environment remains highly uncertain, and it is unclear how long it will take for consumer demand to return to pre-pandemic levels, if at all. If COVID-19 infection rates resurge and the pandemic intensifies and expands geographically, its negative impacts on our business, particularly on our revenue from coffee shops and restaurants, our operating expenses, gross profit and gross margin, and our sales could be more prolonged and may become more severe. Even if not required by governments and other authorities, companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, reducing operating hours, imposing operating restrictions and temporarily closing businesses. These continuing restrictions and future prevention, mitigation measures and reopening policies imposed by governments and companies are likely to continue to have an adverse impact on global economic conditions and consumer confidence and spending (including lower discretionary income due to unemployment or reduced or limited work opportunities as a result of the measures taken in response to the pandemic), which has had, and is expected to continue to have, a material adverse impact on our customers and the demand for our products. Furthermore, sustained market-wide turmoil and business disruption due to the COVID-19 pandemic have negatively impacted, and are expected to continue to negatively impact, our business, financial condition and results of operations.

It is also unclear how the COVID-19 pandemic may affect our industry in the long term, such as any changes to how our products fit into any potential fundamental changes to the lifestyle of our consumers and customers, whether the increase in retail demand will continue, or any potential consolidation within our industry that could affect the foodservice industry and/or our distribution channels as a result of the financial strain resulting from the COVID-19 pandemic. We expect revenue from our foodservice customers, such as those in China, will continue to be significantly negatively impacted in 2022. It is, however, difficult to predict foodservice customer and retail demand going forward, and if the COVID-19 pandemic continues, it could impact our future sales developments and planning. The pandemic has also negatively impacted our rate of research and innovation, as we have experienced delays in tests and launches of our new products. Less in-person shopping, fewer trials and in-person events may affect future product launches and may impact our portfolio pipeline over time. Moreover, as a result of an increase in retail demand beginning in the second quarter of 2020 as consumers shifted toward more at-home consumption, we transitioned our distribution to meet this shift.  Given the unpredictable nature of the COVID-19 pandemic and consumption behavior, it is difficult to predict the impact of these retail channel investments on our results of operations.

We could also suffer product inventory losses or markdowns and lost revenue in the event of the loss or a shutdown of a major supplier, co-manufacturer or distributor or disruption of our distribution network. We source ingredients from several suppliers around the world. The impact of COVID-19 on any of our suppliers, co-manufacturers, distributors or transportation or logistics providers, including problems with their respective businesses, finances, labor matters (including illness or absenteeism in workforce), ability to import raw materials, product quality issues, costs, production, insurance and reputation, may negatively affect the price and availability of our ingredients and/or packaging materials and impact our supply chain. If the disruptions caused by COVID-19 continue for an extended period of time or there are one or more resurgences of COVID-19 or the emergence of another pandemic, our ability to meet the demand for our products may be materially impacted. We may also be required to write off excess or obsolete inventory as a result of the COVID-19 pandemic’s impacts on our business or any of our suppliers, co-manufacturers, distributors or transportation or logistics providers.

Additionally, we operate production facilities in Landskrona, Sweden, Millville, New Jersey, Vlissingen, the Netherlands, Ogden, Utah, Ma’anshan, China and Singapore and currently have facilities under construction or in the planning stages in Peterborough, the United Kingdom, Dallas-Fort Worth, Texas, and China (Asia III). We also have an ongoing expansion project in Millville, U.S. We have implemented and continue to practice a series of physical distancing and safety practices at these facilities, which may result in increases in long-term operating costs. If we are forced to make further modifications or scale back hours of production in response to the pandemic, we expect our business, financial condition and results of operations would be materially adversely affected. Additionally, it has become more difficult to source and procure spare parts for repair and maintenance of our facilities and equipment and materials for our new facilities in the United Kingdom, United States and China, which has resulted in production being slowed or halted at certain facilities. If these sourcing difficulties for spare parts continue, it may impact our production levels and our business, financial condition and results of operations may be materially adversely affected.

Furthermore, our activities may be adversely affected by unforeseeable and unquantifiable health risks, such as the COVID-19 pandemic, and matters outside our control may prevent us from executing on our expansion plans and limit travel in conducting our business. Decisions beyond our control, such as restricted travel, barriers to entry or other factors have affected or may affect our ability to accomplish our strategic growth goals and other needs that would normally be accomplished without such limitations. For example, COVID-19 travel limits have hindered our management’s ability to travel to our facility sites in China, Singapore, and the United States to support the ramp up of these sites with experts from EMEA. This has made it more difficult to build up our sites and thus resulted in lower-than-expected production output at our facilities in Ogden, Utah, Singapore and China and lower-than-expected sales in Asia as a result of foodservice location closures due to the COVID-19 variants.

Further, if we were forced to close any of our facilities because of the pandemic or any new government regulations imposed in any of the countries in which our facilities operate, this would have a material adverse effect on our business, financial condition and results of operations. Part of our growth strategy includes increasing the expansion into additional geographies. The timing and success of our international expansion with respect to customers, co-manufacturers and/or production facilities has been and may continue to be negatively impacted by COVID-19, which could impede our anticipated growth.

We have also transitioned a significant subset of our office-based employee population to a remote work environment to mitigate the spread of COVID-19, which may exacerbate certain risks to our business, including cybersecurity attacks and risk of phishing due to an increase in the number of points of potential attack, such as laptops and mobile devices (both of which are now being used in increased numbers). If an employee tests positive for COVID-19, we may have to temporarily close one or more of our facilities for cleaning and/or quarantine one or more employees, which could cause production delays and negatively impact our business, financial condition and results of operations.

Additionally, the COVID-19 pandemic has created significant disruptions in the credit and financial markets, which could adversely affect our ability to access capital on favorable terms in the future, or at all. The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic (including any resurgences), all of which are uncertain and difficult to predict considering the rapidly evolving situation across the globe. Furthermore, the uncertainty created by COVID-19 significantly increases the difficulty in forecasting operating results and of strategic planning. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business.

The impact of COVID-19 may also heighten other risks discussed in this “Risk Factors” section.

Our future business, results of operations and financial condition may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients that our limited number of suppliers are able to sell to us that meet our quality standards.

Our ability to ensure a continuing supply of high-quality oats and other raw materials for our products at competitive prices depends on many factors beyond our control. In particular, we rely on a limited number of regional suppliers that supply us with high-quality oats and maintain controls and procedures in order to meet our standards for quality and sustainability. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured of continued supply or adequate pricing of raw materials. Any of our suppliers could discontinue or seek to alter their relationship with us.

We currently work closely with several suppliers for the oats used in our products. We purchase our oats from farmers in Sweden, Canada, the Baltic states, Australia and Finland through millers in Sweden, Finland, China, Malaysia, the United States and Belgium, so our supply may be particularly affected by any adverse events in these countries. We have in the past experienced interruptions in the supply of oats from one supplier that resulted in delays in delivery to us. We could experience similar delays in the future from any of these suppliers. Any disruption in the supply of oats from these suppliers would have a material adverse effect on our business if we cannot replace these suppliers in a timely manner, or at all.

We use a variety of enzymes throughout our production process, which we source from a few suppliers. We also rely on one supplier to produce an enzyme that we use to provide certain characteristics to some of our products, including our Barista Edition oatmilk. Any disruptions in this supplier’s production facilities or processes could have a material adverse effect on our ability to consistently produce certain products in a timely manner, which could harm our reputation and relationship with our customers, as well as materially adversely affect our business and results of operations. While we believe we maintain a good relationship with this supplier, there can be no assurance that we will be able to continue purchasing the necessary enzyme from this supplier on favorable terms, or at all, in the future. We are exploring alternative methods of achieving these product characteristics that may require us to expend a significant amount of time and effort to find alternative suppliers that meet our standards for quality, which could disrupt our operations and adversely affect our business.

If we need to replace an existing supplier due to lack of adequate supply, disagreements, bankruptcy or insolvency, the supplier’s inability to adhere to our supplier standards, or any other reason, there can be no assurance that supplies of raw materials will be available when required on acceptable terms or prices, or at all, or that a new supplier would allocate sufficient capacity to us in order to meet our requirements or fill our orders in a timely manner. Finding a new supplier may take a significant amount of time and resources, and once we have identified such new supplier, we would have to ensure that they meet our standards for quality and have the necessary technical capabilities, responsiveness, high-quality service and financial stability, among other things, as well as adhere to our standards (such as having satisfactory labor, sustainability and ethical practices that align with our values and mission). Prices of raw materials are also volatile and adding a new supplier may lead to greater sourcing costs which could in turn increase our cost of sales and reduce our potential profitability.

Further, any changes in our supply could result in changes in the quality of our ingredients, as we are reliant on specific biological processes, which could be adversely affected by changes in the composition of our raw materials. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

Additionally, the oats from which our products are sourced are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes, pestilence, wildfires and other disease, which can adversely impact quantity and quality, leading to reduced oat yields and quality, which in turn could reduce the available supply of, or increase the price of, our raw materials. For example, severe heat and droughts in 2021 significantly reduced oat growth and production in Canada, the world’s biggest oat exporter. This has tightened the available oat supply and resulted in an increase in oat prices in the United States and globally. The monocultures that we use are also sensitive to diseases, pests, insects and other external forces, which could pose either short term effects, such as result in a bad harvest one year, or long-term effects, which could require new oat varieties to be grown. We may have general difficulties in obtaining raw materials, particularly oats, due to our high-quality standards. Our suppliers may also be susceptible to interruptions in their operations, including any disruption as a result of the COVID-19 pandemic or related response measures and any problems with our suppliers’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance and reputation, all of which could negatively impact our ability to obtain required quantities of oats in a timely manner, or at all, which could materially reduce our net product sales and have a material adverse effect on our business and financial condition. Further, any negative publicity regarding the supply of our oats and other raw materials we use, such as rapeseed and coconut oil, including as a result of disease or any other contamination issues, as well as any negative publicity around the way our competitors or others in our industry obtain similar raw materials, could impact customer and consumer perception of our products, even if these issues do not directly impact our products.

There is also the concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative effect on agricultural productivity, particularly for our oat suppliers, we may be subject to decreased availability or less favorable pricing for oats and other raw materials that are necessary for our products. Due to climate change, we may also be subjected to decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact our production and distribution operations.

In addition, we also compete with other food companies in the procurement of oats and other raw materials, and this competition may increase in the future if consumer demand increases for these items or products containing them or if competitors increasingly offer products in these market sectors. If supplies of oats and other raw materials that meet our quality standards are reduced or are in greater demand, we may not be able to obtain sufficient supply to meet our needs on favorable terms, or at all.

Our suppliers and the availability of oats and other raw materials may also be affected by the number and size of suppliers that grow oats and other raw materials that we use, changes in global economic conditions, such as inflation, and our ability to forecast our raw materials requirements. Many of these farmers also have alternative income opportunities and the relative financial performance of growing oats or other raw materials as compared to other potentially more profitable opportunities could affect their interest in working with us. Any of these factors could impact our ability to supply our products to customers and consumers and may adversely affect our business, financial condition and results of operations.

We believe that we will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations.

Since our inception, substantially all our resources have been dedicated to the development of our products, including purchases of property, plant and equipment, manufacturing facility improvements and purchases of additional manufacturing equipment, as we have historically focused on growing our business. We have a history of experiencing, and expect to continue to experience, negative cash flow from operations, requiring us to finance operations through capital contributions and debt financing. We believe that we will require significant amounts of capital for the foreseeable future as we continue to grow and expand our production capacity and global footprint. These expenditures are expected to include costs associated with production and supply and research and development, as well as marketing and selling existing and new products. In addition, other unanticipated costs may arise.

As at December 31, 2021, we had cash and cash equivalents of $295.6 million. Our cash and cash equivalents consist of cash in bank accounts and short-term deposits. In addition to cash and cash equivalents, we have short-term investments with low risk and high liquidity. The investment portfolio consists of funds, bonds and certificates in USD and SEK with a market value equivalent of $250 million.  As of December 31, 2021, we had access to $391.1 million in undrawn bank facilities.

Our operating plan may change because of factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to shareholders or new equity that we issue could have rights, preferences or privileges superior to those of our ADSs, or impose debt covenants and repayment obligations, or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

•	continued increase in demand for our products;
•	the number, complexity and characteristics of any additional products or manufacturing processes we develop or acquire to serve new or existing markets;
•	the scope, progress, results and costs of researching and developing future products or improvements to existing products or manufacturing processes;
•	any material or significant product recalls;
•	the expansion into new markets through growth or acquisitions;
•	any changes in our regulatory and legislative landscape, particularly with respect to advertising, product safety, product labeling and privacy;
•	expansion and utilization of production facilities;
•	inflationary pressures or supply chain disruptions;
•	any lawsuits related to our products or commenced against us;
•	the expenses needed to attract and retain skilled personnel;
•	the costs associated with being a public company;
•	significant changes in currency exchange rates;
•

the costs involved in preparing and filing any patents, particularly due to the speed of our expansion, as well as prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of any future approved products, if any.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

•	delay, limit, reduce or terminate our efforts to increase our production capacity, launch new products or technology and expand our markets;
•	delay, limit, reduce or terminate our supply chain, manufacturing, research and development activities; or
•	delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to generate revenue and achieve profitability.

The primary components of all our products are manufactured in our six production facilities, and damage or disruption at these facilities has in the past harmed, and may in the future harm, our business.

Significant portions of our operations are located in our six production facilities as of December 31, 2021. A natural disaster, extreme weather conditions, fire, power interruption, work stoppage, labor matters (including illness or absenteeism in workforce) or other calamity at any one of these facilities and any combination thereof would significantly disrupt our ability to deliver our products and operate our business. Further, there is a concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on the frequency and severity of such natural disasters and extreme weather conditions. In the future, we may also experience plant shutdowns or periods of reduced production because of regulatory issues, equipment failure, employee-related incidents that result in harm or death, delays in raw material deliveries or as a result of the COVID-19 pandemic or related response measures. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all, and may result in lawsuits. To date, other than the closure of our Vlissingen facility in mid-April 2021 for a few days, we have not closed any of our production facilities in response to the COVID-19 pandemic. However, we have previously experienced delays in the construction of our facilities in Singapore and Ogden and the expansion of our facility in Vlissingen as a result of COVID-19 and the difficulty in sourcing new or spare parts for such facilities’ equipment. There have been additional delays in our Ogden factory compounded by the COVID-19 pandemic. We have also encountered difficulties in bringing our EMEA technical team to our Singapore and Ma’anshan facility due to the COVID-19 pandemic. There can be no assurance that there will not be closures or additional delays in the future as a result of the COVID-19 pandemic or sourcing difficulties.

If any material amount of our machinery or inventory were damaged, we would be unable to meet our contractual obligations and cannot predict when, if at all, we could replace or repair such machinery, which could materially adversely affect our business, financial condition and results of operations. We have property and business disruption insurance in place for all of our facilities; however, such insurance coverage may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Our brand and reputation may be harmed due to real or perceived quality, food safety, or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations.

We believe our consumers rely on us to provide them with high-quality plant-based products. Therefore, any real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements or concerns associated with the sustainability characteristics of our products, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and results of operations. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards or expectations set for our products. For example, although we strive to keep our products free of pathogenic organisms or foreign materials, they may not be easily detected and cross-contamination can occur. There is no assurance that this health risk will always be preempted by our quality control processes. Additionally, we contract with co-manufacturers and co-packers, which may experience food quality or food safety issues for our products.

In addition, we are subject to a series of complex and changing food laws and regulations which could impact the way consumers view our products. For example, new labeling laws might require us to list certain ingredients in a different way than we used in the past and that could confuse our consumers into thinking we may use different types of ingredients than they originally thought or that the quality of our ingredients is different to what they anticipated. Further, the development of food laws and regulations could make it more difficult for us to realize our goals of achieving a more integrated global supply chain due to the differences in regulations around the world.

Further, concerns about sustainability issues (including climate change, environmental, and corporate responsibility matters), including disclosures related to sustainability issues, might cause consumer preferences to switch away from our products. Furthermore, we might fail to effectively address increased attention from the media, shareholders, activists and other stakeholders on sustainability matters, including land use, water use, greenhouse gas emissions, packaging, and broader corporate responsibility matters.

Additionally, we have no control over our products once purchased by consumers. Accordingly, consumers may store our products improperly or for long periods of time, which may adversely affect the quality and safety of our products. While we have procedures in place to handle consumer questions and complaints, there can be no assurance that our responses will be satisfactory to consumers, which could harm our reputation. If consumers do not perceive our products to be safe or of high quality as a result of such actions outside our control or if they believe that we did not respond to a complaint in a satisfactory manner, then the value of our brand would be diminished, and our reputation, business, financial condition and results of operations would be adversely affected.

Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of high-quality plant-based products and may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may adversely affect our business, financial condition and results of operations.

Food safety and food-borne illness incidents or other safety concerns have led to product recalls, and may materially adversely affect our business by exposing us to lawsuits or regulatory enforcement actions in the future, increasing our operating costs and reducing demand for our product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell or involving our suppliers, co-packers or co-manufacturers, could result in the discontinuance of sales of these products or our relationships with such suppliers and co-manufacturers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients and raw materials, resulting in higher costs, disruptions in supply and a reduction in our sales. For example, some of our co-packing or co-manufacturing is done in facilities in the presence of multiple allergens, requiring additional efforts for us to confirm that there are no allergens contained in our products produced in such facilities. Additional testing to confirm the presence of allergens increases our costs, as well as the risks to our reputation and brand should we inadvertently fail to detect any allergens. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our co-manufacturers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with United States Food and Drug Administration (the “FDA”) regulations, People’s Republic of China Food Safety Law and the Administrative Measures for Food Recall, EU regulations and comparable state laws and regulations in the other jurisdictions in which we operate. For example, in November 2021, we announced that we initiated a recall, as a precaution, in Sweden for around 500 units of our Vaniljsås (vanilla sauce) products. We notified relevant distributors and retailers and worked closely with local regulators to ensure continued safety and product quality. The recall initiated in November 2021 did not have a material impact on our revenue results for the year ended December 31, 2021.  However, a similar recall in the future may have a material adverse effect on our results of operations and financial condition.

Future food recalls could result in significant losses due to their associated costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors and a potential negative impact on our ability to attract new customers and maintain our current customer base due to negative consumer experiences or because of an adverse impact on our brand and reputation. We are particularly vulnerable to the impacts of allergen contaminations because a sizable amount of our target customer base is sensitive to certain food products, such as dairy and soy, and they purchase our products since they are free from such allergens. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits.

In addition to the recall risk, like other food companies, we could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. The FDA enforces laws and regulations, such as the Food Safety Modernization Act, that require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. In the EU, our operations are also subject to a number of EU and EU member state regulations, in particular Regulation (EC) No 178/2002 laying down the general principles and requirements of food law, establishing the European Food Safety Authority (“EFSA”) and laying down procedures in matters of food safety. The regulation sets forth essential requirements such as food safety and traceability requirements and a food operator’s responsibilities. Food business operators must at all stages of production, processing and distribution within the businesses under their control ensure that foods satisfy the requirements of food law, in particular as to food safety. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and results of operations. In the EU, Regulation (EU) No 2017/625 of March 15, 2017 provides the general framework for official controls and other official activities, either at EU or member state level, to ensure the application of food law including with respect to food safety.

We may not be able to compete successfully in our highly competitive market.

We operate in a highly competitive market. Numerous brands and products compete for limited retail, coffee shop, foodservice and restaurant customers and consumers. In our market, competition is based on, among other things, brand equity and consumer relationships, consumer trends, product experience (including taste, functionality and texture), nutritional profile and dietary attributes, sustainability of our products, including our supply chain (including raw materials), quality and type of ingredients, distribution and product availability, pricing pressure and competitiveness and product packaging. If we produce products with a slightly different taste or texture consumers may not purchase or use our products and we may not be able to sell all or some of our remaining inventory and may be required to write off excess or obsolete inventory.

We compete with conventional dairy companies and brands, including Danone, Lactalis, Fonterra, Arla Foods, Chobani, Dean Foods, and Lactaid (owned by Johnson & Johnson), many of whom may have substantially greater financial and other resources than us and whose dairy products are well accepted in the marketplace today. They may also have lower operational costs and higher gross margins, and as a result, may be able to offer conventional dairy products to customers at lower costs than plant-based products. This could cause us to lower our prices in order to compete, resulting in lower profitability or, in the alternative, cause us to lose market share if we fail to lower prices.

We also compete with other consumer product companies that develop and sell plant-based products, including oat, but also almond, soy, cashew and hemp dairy alternatives, among others. Competitors include Blue Diamond Growers, Califia Farms, Planet Oat, Ripple Foods and Ecotone, but also potential new competitors entering our category that may be more innovative, have more resources and be able to bring new products to market faster or at a lower cost and to more quickly exploit and serve niche markets. Given our focus on international expansion, competitors who are only present in certain markets may be able to move more quickly than we do. Additionally, we may face new competition from emerging non-animal based dairy products or other non-dairy crop-based products that could compete effectively with our products.

We compete with these competitors for retail customers (including grocery stores and supermarkets), foodservice customers (including coffee shops, cafes, restaurants and fast food) and e-commerce (both direct-to-consumer and through third-party platforms) customers. Consumers tend to focus on price as one of the key drivers behind their purchase of food and beverages, and consumers will only pay a premium price for a product that they believe is of premium quality and value. In order for us to not only maintain our market position, but also to continue to grow and acquire more consumers, some of which may be switching from traditional dairy to plant-based alternatives, we must continue to provide delicious, high-quality products, and consumers must believe in our vision for a food system that is better for people and the planet.

Conventional food companies, which are generally multinational corporations with substantially greater resources and operations than us, may acquire our competitors or launch their own plant-based products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. Retailers also market competitive products under their own private labels, which are generally sold at lower prices and compete with some of our products. Similarly, retailers could change the merchandising of our products, and we may be unable to retain the placement of our products in dairy cases to effectively compete with traditional dairy products. Competitive pressures or other factors, such as high inflation, could cause us to lose market share, which may require us to lower prices, or increase prices to offset inflationary pressures, which could lead our customers to turn to our competitors, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns each of which could adversely affect our margins and our business, financial condition and results of operations. See Item 4.B. “Information on the Company—Business Overview—Competition” for more information.

Sales of our oatmilk varieties contribute a significant portion of our revenue. A reduction in sales of our oatmilk varieties would have an adverse effect on our financial condition.

Our oatmilk accounted for approximately 91% and 90% of our revenue in the years ended December 31, 2021 and 2020, respectively. Our oatmilk has been the focal point of our development and marketing efforts, as part of our strategy when entering new markets is to introduce our Barista Edition variety of oatmilk before we expand our product offerings and sales channels. As a result, we prioritize the production of our oatmilk over our other products, which could hinder our ability to provide new products in a timely manner, or at all, which could adversely affect our reputation, brand and business. We believe that sales of our oatmilk will continue to constitute a majority of our revenue, income and cash flow for the foreseeable future. Additionally, our oatmilk varieties have different pricing structures that vary by distribution channel and end market, which subjects us to the risk of overly relying upon a single large customer or a particular market. We cannot be certain that we will be able to continue to expand production and distribution of our oatmilk or that customer demand for our other existing and future products will expand to allow such products to represent a larger percentage of our revenue than they do currently. Accordingly, any factor adversely affecting sales of our oatmilk could have a material adverse effect on our business, financial condition and results of operations.

If we fail to effectively expand our processing, manufacturing and production capacity, as we continue to grow and scale our business to a steady operating level, our business, results of operations and our brand reputation could be harmed.

Our current supply, processing and manufacturing capabilities are insufficient to meet global demand, and we need to expand these capabilities further as we continue to grow and scale our business. There is risk in our ability to effectively scale production and processing and effectively manage our supply chain requirements. We must accurately forecast long-term demand for our products in order to ensure we have adequate available processing and manufacturing capacity. Our forecasts are based on multiple assumptions that may cause our estimates to be inaccurate and affect our ability to obtain adequate processing and manufacturing capacities (whether our own processing and manufacturing capacities or co-processing and co-manufacturing capacities) in order to meet the demand for our products, which could prevent us from meeting increased customer demand. Additionally, as we expand our product portfolio, we must develop additional production solutions for new products, including expanding our use of raw ingredients beyond oats, such as pea protein, which may be difficult to integrate into our current production processes and could cause delays. If we are unable to fulfill orders in a timely manner, or at all, our reputation, brand and business could be harmed, as such failure could result in a loss of distribution channels, a delay in customer acquisition plans, limited innovation launches and loss of competitive opportunities. If we fail to meet demand for our products and, as a result, consumers who have previously purchased our products buy other brands or our retailers allocate shelf space to other brands, our business, financial condition and results of operations could be adversely affected.

Our plans for addressing demand for our products include expanding operations at our facilities in Landskrona, Vlissingen, Millville, Ogden, Ma’anshan, and Singapore while constructing or in the planning stages to build additional facilities, such as our new facilities in Dallas-Fort Worth, Texas, Peterborough, the United Kingdom and China (Asia III). Nevertheless, it has been difficult to procure equipment and materials to our new facilities.  Our expansion efforts may therefore take longer or prove more expensive than we anticipate, including taking a longer time for each facility to reach a steady state of production.  To facilitate this expansion and increase in production, we may be unable to hire and retain skilled employees, obtain the necessary raw materials or process oats or finished goods sufficiently, which could severely hamper our expansion plans, product development and manufacturing efforts.

We are also subject to the risk that as we continue to expand, our trade secrets, confidential information and the know-how related to our oat base and other proprietary products could be leaked, intentionally or unintentionally, misappropriated or stolen, which could have an adverse effect on our business and results of operations. As we continue to expand our production facilities around the world, we may need to put in place further legal, technological and other measures to ensure that our trade secrets, confidential information and know-how are adequately protected, which could result in increased costs.

On the other hand, if we overestimate our demand and overbuild our capacity, we may have significantly underutilized assets and may experience reduced margins. If we do not accurately align our processing and manufacturing capabilities with demand, our business, financial condition and results of operations could be adversely affected.

Failure by our logistics providers to deliver our products on time, or at all, could result in lost sales.

We currently rely upon third-party logistics providers for the distribution of our products. Our utilization of third parties for distribution and transportation handling is subject to risks, including increases in fuel prices, which would increase our shipping costs, and labor matters (including illness or absenteeism in workforce), port, transportation and distribution delays or interruptions, inclement weather or other disruptions, including as a result of the COVID-19 pandemic, any of which may impact the ability of these providers to provide distribution services that adequately meet our needs. For example, we currently import all our products into the United Kingdom while we build new production facilities in the country. If any of our third-party logistics providers were to fail to distribute our products to our customers in this region, this could have a material adverse effect on our relationship with our customers in the United Kingdom, which could harm our brand and reputation, and as a result, would have an adverse effect on our business and results of operations. If we were to change distribution companies, we could face logistical difficulties that could adversely affect deliveries and could incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party logistics providers that we currently use, which in turn would increase our costs and thereby may adversely affect our business, financial condition and results of operations.

We may not successfully ramp up operations at any of our new facilities, or these facilities may not operate in accordance with our expectations.

We recently commenced manufacturing operations in new facilities in Singapore, Ma’anshan, China and Ogden, Utah, and we expect to open more facilities in the future to further increase our production capacity. Any substantial delay in bringing any of our new facilities up to full production on the projected schedule would put pressure on the rest of our business operations to meet demand and production schedules and may hinder our ability to produce all the product needed to meet orders and/or achieve our expected financial performance. Opening new facilities has required, and will continue to require, additional capital expenditures and the efforts and attention of our management and other personnel, which has and will continue to divert resources from our existing business or operations. Even if our new facilities are brought up to full production according to our projected schedule, they may not provide us with all the operational and financial benefits we expect to receive.

Our facilities and the manufacturing equipment we use to produce our products is costly to replace or repair and may require substantial lead-time to do so. Suppliers that provide spare parts and external service engineers for maintenance, repairs and calibration face risks of disruption or disturbance to their businesses, including as a result of the COVID-19 pandemic or other related factors, which may lead to disruption in our production. In addition, our ability to procure new processing and packaging equipment may face more lengthy lead times than is typical. We may also not be able to find suitable alternatives with co-manufacturers to replace the output from such equipment on a timely basis and at a reasonable cost. If we are not able to successfully ramp up operations at any of our new facilities and increase production, our business, financial condition and results of operations could be adversely affected.

If we fail to develop and maintain our brand, our business could suffer.

We have developed a strong and trusted brand that has contributed significantly to the success of our business, and we believe our continued success depends on our ability to maintain and grow the value of the Oatly brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our plant-based product offerings, food safety, quality assurance, sustainability, marketing and merchandising efforts and our ability to provide a consistent, high-quality customer experience. Any negative publicity, complaints or litigation regardless of its accuracy, or any litigation or regulatory investigation associated with sustainability, marketing and merchandising efforts associated with our products, regardless of the outcome of such litigation or investigation, could materially adversely affect our business. The growing use of social and digital media by us, our consumers and third parties, increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brand or our products on social or digital media could seriously damage our brand and reputation. For example, consumer perception could be influenced by negative media attention regarding our management team, ownership structure and our products or brand, such as any advertising or media campaigns that challenge the nutritional content or sustainability of our products or our marketing efforts regarding the quality or sustainability of our products, and any negative publicity regarding the plant-based food industry as a whole could have an adverse effect on our business, brand and reputation.

We have also historically engaged in provocative and unconventional marketing and advertising campaigns as part of our marketing strategy to enhance and maintain our brand, which may expose us to lawsuits and heightened scrutiny from regulators in the markets in which we operate, as well as interest groups, such as dairy lobbyists. For example, in 2014, the Swedish dairy lobby, then Svensk Mjölk ek. för., sued us for an advertising campaign that the courts found was misleading and disparaging of dairy products. The decision resulted in a ban on our further use of a number of expressions marketing our products in Sweden, under the penalty of liquidated damages of SEK 2 million per expression. More generally, cultures around the world have historically viewed dairy products and farmers as a fundamental part of the food system, and as a result, the plant-based industry’s challenges, and particularly our challenges, to this perception could result in protective measures being taken against any competitors against dairy. There can be no assurance that the provocative tone of our marketing campaigns will not provoke actions by dairy proponents and others that are against the plant-based movement, such as the damaging of our products or facilities. As we continue to challenge consumer perceptions around dairy and other animal products compared to our plant-based alternatives (including in relation to sustainability characteristics of our products), we currently face, and expect to continue to face, greater scrutiny from all stakeholders (which may include opposition from such dairy proponent interest groups and others), which could, if successful, materially adversely affect our business, financial condition and results of operations.

We also rely heavily on our creative team to develop and maintain our brand. We have invested significant time and resources into creating a unique voice that speaks to consumers in a way that we believe no other competitor has been able to achieve, such as custom artwork that would be difficult to replicate, and this voice is and continues to be a crucial part of our growth strategy. If we were to lose any key individual on our creative team, it may be difficult and time consuming to replace such employee, and any new hire may not be as effective, which could have a material adverse effect on our business, financial condition and results of operations.

Our brand is very important to our vision and growth strategies, particularly our focus on being a “good company” and promoting sustainability both as a company and across the foodservice industry. We will need to continue to maintain and enhance our brand and adjust our offerings to appeal to a broader audience in the future to sustain our growth, and there can be no assurance that we will be able to do so. If we do not maintain the favorable perception of our brand, our sales and profits could be negatively impacted. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers, suppliers or co-manufacturers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business, which would have a material adverse effect on our business, financial condition and results of operations.

Failure to introduce new products or successfully improve existing products may adversely affect our ability to continue to grow.

A key element of our growth strategy depends on our ability to develop and market new products and improvements to our existing products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation staff in developing and testing product prototypes, including complying with applicable governmental regulations, the ability to obtain patents and other intellectual property rights and protections for commercializing such innovations and developments, the ability of our supply chain and production systems to provide adequate solutions and capacity for new products, and the success of our management and sales and marketing teams in introducing and marketing new products. Our innovation staff are continuously testing alternative formulations, ingredients and process technologies to those we currently use in our products, as they seek to find additional options to our current ingredients that are more easily sourced or will help to improve our carbon footprint, and which retain and build upon the quality and appeal of our current product offerings. Given the complex nature of our products, our development of any new products requires extensive research and development and may take longer to develop than comparable dairy products or less complex plant-based alternatives. Failure to develop and market new products that appeal to consumers may lead to a decrease in our growth, sales and profitability.

Additionally, the development and introduction of new products requires substantial research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. Further, the development of new products is constrained by our production capacity and is subject to our research and development team’s technical capabilities and developments in plant-based food science. It is also constrained by our financial resources. Our competitors also may obtain patents or other similar protected formulas that may hinder our ability to develop new products or enter new categories, which could have a material adverse effect on our growth. Production capacity constraints, which are a consequence of our rapid growth, of our Barista Edition oatmilk significantly affects, and may continue to affect, our ability to develop and launch new products and enter new product categories due to the unavailability of factory space to test and ensure the quality of new products. If we cannot build enough capacity and production facilities to enable us to expand our product portfolio, we will not be able to execute on our growth strategy. Further, if we fail to ensure the efficiency and quality of new production processes and products before they launch, we may experience uneven product quality, which could negatively impact consumer acceptance of new products and negatively impact our sales and brand reputation. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition and results of operations may be adversely affected.

Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is focused on the development, manufacturing, marketing and distribution of branded plant-based, and more specifically, oat-based, products as alternatives to dairy products. Consumer demand could change based on a number of possible factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients, shifts in preference for various product attributes, changes in the science of the benefits of plant-based diets, consumer confidence in plant-based products, lack of product availability and perceived value for our products relative to alternatives. Consumer trends that we believe favor sales of our products could change based on a number of possible factors, including a shift in preference from plant-based to animal-based dairy products, economic factors such as inflation and social trends. While we continually strive to improve our products through thoughtful, innovative research and development approaches to meet consumer demands, there can be no assurance that our efforts will be successful. If consumer demand for our products decreased, our business, financial condition and results of operations may be adversely affected.

In addition, sales of plant-based or dairy-alternative products are subject to evolving consumer preferences that we may not be able to accurately predict or respond to, and we may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. A significant shift in consumer demand away from our products could reduce our sales or our market share and the prestige of our brand, which would harm our business, financial condition and results of operations.

If we fail to manage our future growth effectively, our business could be materially adversely affected.

We have grown rapidly since inception and anticipate further growth. For example, our revenue increased from $204.0 million for the year ended December 31, 2019 to $421.4 million for the year ended December 31, 2020 to $643.2 million for the year ended December 31, 2021. Our full-time employee count at December 31, 2021 (excluding contract employees) has more than tripled since December 31, 2019. This growth has placed significant demands on our management, financial, operational, technological and other resources. The anticipated growth and expansion of our business and our product offerings will place significant demands on our management and operations teams and require significant additional resources, including hiring a significant number of employees with no institutional knowledge to meet our needs, which may not be available in a cost-effective manner, or at all. Further, we may be subject to reputational risks should our rapid growth jeopardize our relationships with our customers, distributors, co-manufacturers, co-packers or suppliers. Moreover, although we have grown rapidly over the last several years, our revenue growth rates may slow over time due to a number of reasons, including increasing competition, market saturation, slowing demand for our product offerings, increasing regulatory restrictions and challenges and failure to capitalize on growth opportunities. If we fail to meet increased consumer demand as a result of our growth, our competitors may be able to meet such demand with their own products, which would diminish our growth opportunities. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, any of which could harm our business, financial condition and results of operations.

We are subject to risks related to sustainability (including environmental, climate change, and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation.

Our business faces increasing scrutiny related to sustainability issues, including sustainable development, product packaging, renewable resources, environmental stewardship, supply chain management, climate change, greenhouse gas emissions, diversity and inclusion, workplace conduct, human rights, philanthropy and support for local communities. The standards by which sustainability matters are measured are developing and evolving, including in respect of operational performance in greenhouse gas emissions and water usage. If we fail to meet applicable standards or stakeholder expectations with respect to these issues across all of our products and in all of our operations and activities, including the expectations we set for ourselves or mandatory requirements set by a federal, state or international regulatory body, our reputation and brand image could be harmed, and our business, financial condition and results of operations could be adversely impacted.  Additionally, we have been subject to scrutiny with respect to our sustainability claims, initiatives, disclosures, and programs. For example, following a ruling by the United Kingdom's Advertising Standards Authority, we agreed to modify any potential future use of certain details and claims made in an advertising campaign that ran in the United Kingdom during early 2021. Any investigations, inquiries, complaints, stakeholder campaigns or litigation related to our sustainability impacts, initiatives, disclosures, and programs could result in substantial costs and liabilities and could divert management’s attention and resources.

Additional information and data are continuing to be published regarding the benefits of a plant-based diet. Any changes in the understanding of the sustainability impact of a plant-based diet could materially impact our estimates and assumptions regarding our business and could materially negatively impact our reputation, brand image, financial condition and results of operations. Additionally, policies regarding climate change, and the long-term effects of climate change, could pose additional legal or regulatory requirements related to greenhouse gas emissions reporting, carbon pricing, and mandatory emission reduction targets.  Unforeseen or changing circumstances could also adversely affect any reduction in our greenhouse gas emissions. Consumers and businesses also may voluntarily change their behavior as a result of these concerns. We and our customers will also be required to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, including increased costs of sourcing, production and transportation, asset value reductions, operating process changes and negative reputational impacts, if we fail to meet such requirements and expectations.

We seek to conduct our business in an ethical and socially responsible way, through sustainable business practices and various programs committed to sustainability, human rights and compliance, which we regard as important to maximizing stakeholder value, while enhancing community quality, environmental stewardship and furthering the plant-based movement around the world. Implementation of our sustainability initiatives, including the preparation of our annual sustainability report, may require moderate financial expenditures and employee resources, and there is no certainty that we will achieve our sustainability goals. Failure to meet such goals, initiatives and standards or meet the expectations of our customers and consumers or failure to accurately disclose sustainability matters could have a material adverse effect on our reputation and brand and negatively impact our relationship with our employees, customers and consumers.

Additionally, a number of governments globally are increasingly considering a variety of mandatory legal requirements or voluntary initiatives in relation to climate-change issues (including in response to the Paris Agreement). Additionally, entities across many sectors in private industry are considering and introducing climate change (as well as broader sustainability) criteria as a factor or commercial term in decisions relating to activities including lending, insurance, investing, and purchasing. We are unable to predict what climate-change (or sustainability) criteria or requirements may be adopted or supported by governments and private sector entities in the future, or the impacts of such initiatives on its financial condition, results of operations, access to and cost of capital and cash flows and stock price, which may be materially adverse.  In particular, as we grow our business and increase production, it may be difficult to estimate our sustainability impact, including greenhouse gas emissions, and our actual results may materially differ from our estimates. It may also take additional time to assess and quantify the carbon footprint of our business due to our expansion. Furthermore, our estimates regarding “scope 3” emissions, or indirect emissions that are the result of our activities across our value chain, are difficult to track and estimate, and our estimates may be materially different from actual emissions. Failure to accurately estimate such emissions could have a material adverse effect on our reputation and brand and negatively impact our relationship with our employees, customers and consumers. There is also a concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on the frequency and severity of severe weather conditions.  Our business activities may be impacted by the effects of such weather conditions and any other climate change impacts in future years, although it is currently impossible to predict with accuracy the scale of such impact. These resulting impacts could have a material adverse effect on our business, results of operations, and financial condition.

We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm our reputation and ability to effectively operate our business.

We are dependent on various information technology systems, including, but not limited to, cloud services, networks, applications and other outsourced services in connection with the operation of our business. A failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and loss of production or sales, causing our business and reputation to suffer. Our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, computer viruses, external and internal security breaches or other security incidents and external factors, such as trade wars, political tensions or armed conflicts including the conflict between Russia and Ukraine that could make it more difficult for us to access information stored in other countries. Our third-party information technology providers are also subject to these risks, which could impact our ability to access these systems and any data outside of our physical control. We may also be impacted by market consolidation in the information technology and cloud services market, as we are applying a new cloud digital strategy in order to improve our agility, scalability and flexibility. Further, as we continue to grow, we may be unable to efficiently adapt and expand our information technology systems to meet future growth needs. Any such damage, incident, interruption or inadequacy of our information technology systems could damage our reputation and credibility, result in violations of data privacy laws and regulations and have a material adverse effect on our business, financial condition and results of operations.

A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers.

We use computers in substantially all aspects of our business operations. We also use mobile devices and other online activities to connect with our employees, suppliers, co-manufacturers, distributors, customers and consumers. We extensively use social media platforms such as Facebook, Instagram and Twitter and may use other social media platforms in the future for online collaboration and consumer interaction. Such uses give rise to cybersecurity risks, including security breaches, espionage, system disruption, theft and inadvertent release of information. For example, we have noticed a significant increase in the number of cybersecurity attacks as a result of the remote working environment due to the COVID-19 pandemic and the conflict between Russia and Ukraine, and any successful attacks could lead to reputational and financial harm to our business, damage our relationships with our customers and subject us to regulatory scrutiny that could lead to fines and penalties.

Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers’ and suppliers’ information, private information about employees and financial and strategic information about us and our business partners. Further, as we pursue new initiatives that improve our operations and cost structure, we will also be expanding and improving our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. As we increase and improve our technology footprint, our information technology systems will become increasingly more complex and become more difficult to monitor. If we fail to assess and identify cybersecurity risks associated with new initiatives, we may become increasingly vulnerable to such risks. Additionally, while we have implemented measures to prevent security breaches and cyber incidents, our preventative measures and incident response efforts may not be entirely effective and could result in violations of data privacy laws and regulations and subject us to significant fines and harm our reputation. For example, in order to more quickly scale a regional office, we may provide basic information technology systems to cover the short-term growth of that particular office, but this could be overlooked as we continue to rapidly grow and scale our business and more sophisticated information systems may not be implemented for a significant time thereafter, which could subject such office to the heightened risk of cybersecurity and other attacks. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, damage to reputation and credibility, violation of privacy laws and regulations, loss of customers, potential liability and competitive disadvantage, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our customers generally are not obligated to continue purchasing products from us.

Many of our customers buy from us under purchase orders, and we generally do not have long-term agreements with or commitments from these customers for the purchase of products. We cannot provide assurance that our customers will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base. Decreases in our customers’ sales volumes or product orders may have a material adverse effect on our business, financial condition or results of operations.

Consolidation of customers or the loss of a significant customer could negatively impact our sales and profitability.

Supermarkets, grocers and other retailers in North America, the EU and Asia continue to consolidate. This consolidation has produced larger, more sophisticated organizations with increased negotiating and buying power that are able to resist price increases, as well as operate with lower inventories, decrease the number of brands that they carry and increase their emphasis on private label products, all of which could negatively impact our business. The consolidation of retail customers also increases the risk that a significant adverse impact on their business could have a corresponding material adverse impact on our business, financial condition and results of operations.

In the year ended December 31, 2021, one customer in the foodservice channel accounted for 14% of our total revenue. The loss of any large customer, the reduction of purchasing levels or prices paid for our products or the cancellation of any business from a large customer for an extended length of time could negatively impact our sales and profitability, as well as expose us to credit risks.

Furthermore, as retailers consolidate, they may reduce the number of branded products they offer in order to accommodate private label products and generate more competitive terms from branded suppliers. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant retailers. A retailer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our products. Despite operating in different channels, our retailers sometimes compete for the same consumers. Because of actual or perceived conflicts resulting from this competition, retailers may take actions that negatively affect us. Any of the foregoing risks as a result of consolidation of our retail customers could have a material adverse effect on our business, financial condition and results of operations.

If we fail to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or if we fail to derive revenue from our existing customers consistent with our historical performance, our business could be materially adversely affected.

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to cost-effectively acquire new customers and consumers and to retain and keep existing customers and consumers engaged so that they continue to purchase products from us. Our efforts to acquire and retain customers and consumers include increasing product supply, increasing our household penetration, expanding the number of products sold through existing retail customers, growing within the coffee shop and foodservice channels and strengthening our product offerings through innovation in both new and existing categories. Any strategies we employ to pursue this growth are subject to numerous factors outside of our control. For example, retailers continue to aggressively market their private label products, which could reduce consumer demand for our products. As we continue to focus on increasing our supply to meet the increase in consumer and customer demand, we are also subject to risks in the disruption of our supply chain, as any delays or interruptions in our supply chain that resulted in our inability to deliver products in a timely manner or at all could have a material adverse effect on our customer relationships, brand, reputation and business. If we fail to deliver our products to our customers in a timely manner or fail to meet other similar performance obligations, they may be able to charge us additional fees, impose penalties, delist us from their list of approved suppliers or other negative consequences, which would harm our ability to work with any such customers in the future and could have a material adverse effect on our brand and reputation. The expansion of our business also depends on our ability to increase consumer awareness of dairy alternatives and expand our distribution channels in new and existing markets, such as new foodservice and retail locations. Additionally, we may need to increase or reallocate spending on marketing and promotional activities, such as rebates, temporary price reductions, retailer advertisements, product coupons and other trade activities, and these expenditures are subject to risks, including related to consumer acceptance of our efforts. If we are unable to cost-effectively acquire new customers and consumers, retain and keep existing customers and consumers engaged, our business, financial condition and results of operations would be materially adversely affected. Further, if customers do not perceive our product offerings to be of sufficient value and quality, or if we fail to offer new and relevant product offerings, we may not be able to attract or retain customers and consumers or engage existing customers and consumers so that they continue to purchase products from us. We may lose loyal customers and consumers to our competitors if we are unable to meet customers’ orders in a timely manner, and our business, financial condition and results of operations may be adversely affected.

We may face difficulties as we expand our operations into countries in which we have no prior operating experience.

We intend to continue to expand our global footprint in order to enter into new markets. While we currently enter new markets in ways that allow us to maintain control over building the distribution and launching of our brand, as we continue to expand our global footprint, this may involve expanding into countries beyond those in which we currently operate and may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. In addition, it may be difficult for us to understand and accurately predict taste preferences and purchasing habits of consumers in these new geographic markets. If we fail to accurately predict taste preferences and purchasing habits of consumers or our new facilities produce products that have a different sensory experience, we may not be able to sell all or some of our product inventory and may be required to write off excess or obsolete inventory. Further, our current go to market strategies may not be the optimal approach in certain markets due to these factors, which may require us to consider, develop and implement alternative entry and marketing strategies that we have not used before, and this could be more costly to implement or use additional resources that our other strategies do not require, which could have an adverse effect on our results of operations. It is costly to establish, develop and maintain international operations and develop and promote our brand in international markets. Additionally, as we expand into new countries, we may rely on local partners and distributors who may not fully understand our business or our vision. As we expand our business into new countries, we may encounter regulatory, legal, personnel, technological, consumer preference variations, competitive and other difficulties that increase our expenses and/or delay our ability to become profitable in such countries, which may have a material adverse effect on our business, financial condition and results of operations.

The international nature of our business subjects us to additional risks.

We are subject to a number of risks related to doing business internationally, any of which could significantly harm our business. These risks include:

•	restrictions on the transfer of funds to and from foreign countries, including potentially negative tax consequences;
•	unfavorable changes in tariffs, quotas, trade barriers or other export or import restrictions, including navigating the changing relationships between countries such as the United States and China;
•	unfavorable foreign exchange controls and currency exchange rates;

•	increased exposure to general international market and economic conditions;
•	political and economic uncertainty and volatility including armed conflicts such as the current conflict between Russia and Ukraine and related sanctions;
•

the potential for substantial penalties and litigation related to violations of a wide variety of laws, treaties and regulations, including food and beverage regulations, anti-corruption regulations (including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and the United Kingdom Bribery Act) and privacy laws and regulations (including the EU’s General Data Protection Regulation);

•	significant differences in regulations across international markets and the regulatory impacts on a globally integrated supply chain;
•	the difficulty and costs of designing and implementing an effective control environment across diverse regions and employee bases;
•	the difficulty and costs of maintaining effective data security;
•	global pricing pressures; and
•	unfavorable and/or changing foreign tax treaties and policies.

In addition, our financial performance on a U.S. dollar denominated basis is subject to fluctuations in currency exchange rates, as our principal exposure is to the Renminbi, Swedish Krona, Euro and Pound Sterling. See Note 3 to our consolidated financial statements included elsewhere in this Annual Report.

Our failure to comply with trade compliance and economic sanctions laws and regulations of the United States, the EU and other applicable international jurisdictions could materially adversely affect our reputation and results of operations.

Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as EU sanctions (as implemented by EU Member States, including Sweden), and those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Failure to comply with sanctions may also result in a breach of our covenants under financing agreements. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

Packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

In addition to purchasing oats, we purchase and use significant quantities of cardboard, paper and other recycled materials to package our products. Costs packaging, particularly sustainable packaging materials, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, inflationary pressure, interest rate fluctuations, consumer demand and changes in governmental trade and agricultural programs. Moreover, we may not be able to implement price increases for our products to cover any increased costs, and any price increases we do implement may result in lower sales volumes. If we are not successful in managing our packaging costs or the higher costs of sustainable materials, if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs will adversely affect our business, financial condition and results of operations.

Fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations.

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our rapid growth. Furthermore, the COVID-19 pandemic has caused significant fluctuations in our production levels. Our business may be subject to seasonal or other fluctuations that may have a disproportionate effect on our results of operations. We occasionally offer sales discounts and promotions through various programs to customers and consumers, which may result in reduced margins. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. In addition, as our company continues to grow, we expect to see additional seasonality effects, especially within our food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods.  We anticipate that, at times, these promotional activities may also cause seasonal fluctuations that can adversely impact our business, financial condition and results of operations.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates.

For example, we are and have been subject to various trademark lawsuits in the ordinary course of our business.  Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows, results of operations or stock price. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and potentially prevent us from selling or manufacturing our products, which would make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to heightened risk of legal claims, government investigations or other regulatory enforcement actions. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our employees, temporary workers, contractors or agents will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and results of operations. Even if our defense against such claims is successful, our reputation could suffer as a result of any such claim or investigation. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our business, financial condition and results of operations.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. For example, several of the reports rely on or employ projections of consumer adoption and incorporate data from secondary sources such as company websites as well as industry, trade and government publications. While our estimates of market size and expected growth of our market were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurate given the constantly changing economy resulting from, but not limited to, the COVID-19 pandemic and ongoing Ukrainian-Russian conflict. Even if the market in which we compete meets the size estimates and growth forecast in this Annual Report, our business could fail to grow at the rate we anticipate, if at all.

Failure to retain our senior management or to attract, train and retain employees may adversely affect our operations or our ability to grow successfully.

Our success is substantially dependent on the continued service of certain members of our senior management, including Toni Petersson, our Chief Executive Officer. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand, culture and the reputation we enjoy with suppliers, co-manufacturers, distributors, customers and consumers. The loss of the services of any of these executives and key management personnel could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our ADSs to decline. We do not currently carry key-person life insurance for our senior executives.

Our success also depends upon our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners and consumers. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, financial condition and results of operations.

If we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed.

We believe our culture and our mission have been key contributors to our success to date. Any failure to preserve our culture or focus on our mission could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow, and particularly as we develop the infrastructure of a public company, we may find it difficult to maintain these important values. If we fail to maintain our company culture or focus on our purpose, our business and competitive position when attracting employees may be harmed.

Our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, if we do not make policy payments on a timely basis, we could lose our insurance coverage, or if a loss is incurred that exceeds policy limits, our insurance provider could refuse to cover our claims, which could result in increased costs. If we are unable to make claims on our insurance, then we may be liable for any such claims, which could cause us to incur significant liabilities. Although we believe that we have adequate coverage, if we lose our insurance coverage and are unable to find similar coverage elsewhere or if rates continue to increase, it may have an adverse impact on our business, financial condition and results of operations.

Disruptions in the worldwide economy may adversely affect our business, financial condition and results of operations.

Adverse and uncertain economic conditions, including the impact of the ongoing COVID-19 pandemic and the ongoing Ukrainian-Russian conflict, may increase prices for our raw materials and affect distributor, retailer, foodservice and consumer demand for our products. In addition, our ability to maintain commercial relationships with our suppliers, co-manufacturers, distributors, retailers, foodservice consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. In particular, consumers may reduce the amount of plant-based food products that they purchase where there are conventional animal-based offerings, which generally have lower retail prices. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors, retailers and foodservice customers, our ability to attract new customers and consumers, the financial condition of our customers and consumers and our ability to provide products that appeal to consumers at the right price. Prolonged unfavorable economic conditions including economic depression or high inflationary pressure may have an adverse effect on our business, financial condition and results of operations.

If our goodwill or amortizable intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our goodwill and amortizable intangible assets for impairment annually and when events or changes in circumstances indicate the carrying value may not be recoverable. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or other assets. In the event that we determine our goodwill or other assets are impaired, we may be required to record a significant charge to earnings in our financial statements that could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Regulation

Our operations are subject to U.S., European and the People’s Republic of China laws and regulations, and there is no assurance that we will be in compliance with all regulations.

Our operations are subject to extensive local, national and regional laws and regulations, covering requirements related to food safety, quality, manufacturing, the environment, trade compliance, processing, storage, marketing, advertising, labeling and distribution, as well as those related to work health and workplace safety. Our activities are subject to extensive regulation in the United States, the EU and the People’s Republic of China, as well as in all other markets in which we operate and place products on the market. In general, oats and oatmilk, as well as other plant-based alternatives, are a new type of food that lacks the well-established regulations comparable to other types of food. As a result, it is difficult for us to predict what types of laws and regulations may come into effect that may impact our products, production, operations and business.

In the United States, we are subject to the requirements of the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, testing, labeling, marketing, promotion, advertising, storage, distribution and safety of food. In the EU, our operations are also subject to a number of EU and national (member state) regulations, in particular Regulation (EC) No 178/2002 laying down the general principles and requirements of food law, establishing the EFSA and laying down procedures in matters of food safety. This regulation sets forth essential requirements such as food safety requirements and traceability requirements, a food operator’s responsibilities and general principles that must be complied with, such as risk analysis and precautionary and transparency principles. In parallel, food products must also comply with numerous other EU regulations such as Regulation (EU) No 1169/2011 on the provision of food information to consumers, including food labeling requirements, and Regulation (EU) No 1924/2006 on nutrition and health claims and Regulation (EC) 1333/2008 on the rules on food additives (including conditions of use, labelling and procedures). In the People’s Republic of China, we are subject to the requirements of the China Food Safety Law and its implementing regulations. This law sets forth comprehensive statutory requirements governing the production, circulation, recall and import/export of food products in China. In addition, product information on our pre-

packaged products must comply with the national standards on pre-packaged food labelling (GB 7718-2011) and pre-packaged food nutrition labelling (GB 28050-2011). Oatly oatmilks are also subject to the oatmilk category standard QBT 4221.

Food production is also highly regulated by food safety laws and regulations. In the United States, the FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices (“cGMPs”) and supplier verification requirements. Our processing facilities, including those of our co-producers, are subject to periodic inspection by federal, state and local authorities. Similar requirements are set forth in the European and People’s Republic of China food safety legislation.

Although we maintain consistent contact with our co-manufacturers and review and rely upon their operations, we do not control their manufacturing processes nor their compliance with cGMPs in the manufacturing of our products. If we or our co-manufacturers cannot successfully manufacture products that conform to our specifications and the strict regulatory requirements set forth in food legislation, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, could result in our co-manufacturers’ inability to continue manufacturing for us or could result in a recall of our distributed product. In addition, we rely upon our co-producers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, or another comparable national regulatory authority, determines that we or these co-manufacturers have not complied with the applicable regulatory requirements, our business, financial condition or results of operations may be materially impacted.

In the EU, we are subject to the authority of national enforcement authorities (e.g. Food Safety Authority of Ireland, Livsmedelsverket in Sweden and the Federal Office of Consumer Protection and Food Safety in Germany), environmental national agencies and consumer protection authorities. We also are regulated by similar authorities in China, including China Inspection and Quarantine, Singapore (Singapore Food Agency) and other regulatory bodies elsewhere in the world.

We seek to comply with applicable regulations through a combination of employing internal experience and expert personnel to ensure safety, health, environmental and quality assurance compliance (i.e., assuring that our products are not adulterated or misbranded) and contracting with third-party laboratories that conduct analyses of products to ensure compliance with nutrition labeling requirements and to identify any potential contaminants before distribution. Failure by us or our co-producers to comply with applicable laws and regulations or maintain permits, licenses or registrations relating to our or our co-producers’ operations could subject us to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of products, or refusals to permit the import or export of products, as well as potential criminal sanctions, which could lead to increased operating costs resulting in a material effect on our business, financial condition and results of operations. See Item 4.B. “Information on the Company—Business Overview—Government Regulation.”

For example, due to our current production capabilities, we export many of our products from our European and American production facilities to the other markets where we operate, such as the United Kingdom. We face the risk that our products may face unexpected difficulties being exported out of their countries of production or being imported into the countries of sale, as either could result in delays in our customers receiving our products on a timely basis or at all, which could have a material adverse effect on our relationships with our customers and our global reputation. If our products were to be prevented from being exported or imported for whatever reason, this could adversely affect our business, financial condition and results of operations.

We are also subject to extensive regulations internationally where we manufacture, distribute, promote and/or sell our products. Our products are subject to numerous food safety and other laws and regulations relating to the sourcing, manufacturing, storing, labeling, marketing, advertising and distribution of these products. If regulatory authorities in the jurisdictions in which we manufacture, distribute, promote and/or sell our products determine that the labeling, promotion, advertising and/or composition of any of our products is not in compliance with applicable laws or regulations, or if we or our co-manufacturers otherwise fail to comply with such applicable laws and regulations, we could be subject to civil remedies or penalties, such as fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of the products, or refusals to permit the import or export of products, as well as potential criminal sanctions. In the EU, applicable sanctions and penalties, which may include criminal sanctions, are set forth in EU member state laws and enforcement measures are determined by national competent authorities, thus adding more complexity from a compliance perspective. In addition, enforcement of existing laws and regulations, changes in legal requirements and/or evolving interpretations of existing regulatory requirements may result in increased compliance costs and create other obligations, financial or otherwise, that could adversely affect our business, financial condition and results of operations.

In addition, with our expanding international operations, we could be adversely affected by violations of the FCPA, the United Kingdom Bribery Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials or other third parties for the purpose of obtaining or retaining business. While our policies mandate compliance with these anti-bribery laws, our internal control policies and procedures may not protect us from non-compliance or reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business, financial condition and results of operations.

Changes in existing laws or regulations, or the adoption of new laws or regulations may increase our costs and otherwise adversely affect our business, financial condition and results of operations.

The manufacture and marketing of food products is highly regulated. We, our suppliers and co-manufacturers are subject to a variety of laws and regulations internationally, which apply to many aspects of our business, including the sourcing of raw materials, manufacturing, packaging, labeling, distribution, advertising, sale, quality and safety of our products, as well as the health and safety of our employees and the protection of the environment.

In the United States, we are subject to regulation by various government agencies, including the FDA, Federal Trade Commission (“FTC”), Occupational Safety and Health Administration and the Environmental Protection Agency, as well as various state and local agencies. Outside the United States, we are subject to direct and indirect regulation by various international regulatory bodies, including the European Commission, EFSA, and the United Kingdom’s Food Standards Agency, Health and Safety Executive, Environment Agency, Environmental Health Officers and Trading Standards Officers and equivalent national competent authorities in EU member states. Following the end of the transition period on December 31, 2020, due to the United Kingdom’s withdrawal from the EU, the United Kingdom’s food and feed safety policy is no longer regulated by EU law or subject to supervision by EFSA and the European Commission.

For example, the European Commission, EFSA, EU member state authorities, the FDA and the U.S. Department of Agriculture, other state regulators in the United States and/or other similar international regulatory authorities could take action to further impact our ability to use or refer to the term “milk” or dairy terms to describe our products. In the EU, Regulation (EU) No 1308/2013, establishing a common organization of the markets in agricultural products, provides specific requirements for some food products, including use of terms related to “milk” and “milk products.”

In addition, a food may be deemed misbranded if its labeling is interpreted as false or misleading in any particular way, and regulators, including the European Commission, EFSA, EU member state authorities, the FDA, and other state or international regulators, could interpret the use of dairy terms to describe our plant-based products as false or misleading or likely to create an erroneous impression regarding their composition. In 2018, the FDA announced that it planned to reexamine its enforcement of the standard of identity for milk, the official definition of which involves “lacteal secretion,” which interpretation could result in the restriction of the use of the term “milk” to only those products that are animal-based, similar to the position taken by European regulators. Should regulatory authorities take action with respect to the use of the term “milk” or similar terms, such that we are unable to use those terms with respect to our plant-based products, we could be subject to enforcement action or could be required to recall our products marketed using these terms. Thus, we may be required to modify our marketing strategy, and our business, financial condition and results of operations could be adversely affected.

In addition, an EFSA working group has been working on a scientific opinion in order to set a tolerable upper intake level for total/added/free dietary sugars on the basis of which national authorities may establish recommendations on the consumption of dietary sugars and plan food-based dietary guidelines. A public consultation on the draft scientific opinion took place mid-2021. EFSA published its Scientific Opinion on Tolerable upper intake level for dietary sugars in February 2022. This was a comprehensive safety assessment of sugars in the diet and their potential links to health problems.  EFSA concluded that it was not possible to set a tolerable upper intake level for dietary sugars from all sources, but recommended that, based on available data and related uncertainties, the intake of added and free sugars should be as low as possible in the context of a nutritionally adequate diet. One important conclusion is that the sugars in dairy alternatives have been placed within ‘Core foods’ alongside fresh fruits and vegetables, cereals and dairy. EFSA refers to these food groups as having an overall good nutrient profile and being important for a nutritionally adequate diet. This opinion can assist EU member states in setting national goals/recommendations. Any further such changes in the product labeling could have a material adverse impact on our business, financial condition and results of operations.

We are subject to certain standards, such as the Global Food Safety Initiative standards, and review by voluntary organizations, such as the Council of Better Business Bureaus’ National Advertising Division. We could incur costs, including fines, penalties and third-party claims, because of any violations of or liabilities under such requirements, including any competitor or consumer challenges relating to compliance with such requirements. For example, in connection with the marketing and advertisement of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states in the United States.

The Farm to Fork Strategy (F2F) is a high-profile project of the European Commission since the Commission places it at the heart of the Green Deal with the aim of “making the European food system sustainable and a global standard”. The proposal for a legislative framework for sustainable food systems (“FSFS”) is one of the flagship initiatives of the F2F and is expected to be adopted by the European Commission by Q4 2023. Four policies are currently being assessed by the European Commission including setting up a new comprehensive framework legislation the objective of which is to define a common basis to integrate sustainability into all food policies, which would mean a combination of minimum requirements for sustainable food products and incentives for food systems’ actors to go beyond them.

 Before being adopted, an EC public consultation will be launched in the first half of 2022 there will be a European Commission workshop and targeted consultations. If adopted, the framework legislation will provide the basis for new legislation on sustainability and health, as well as a revision of existing food legislation.

The outcome of the F2F and the FSFS strategy may impact our business if our products would not count as sustainable due to unclear definitions under-pinning misinformed discussions on ultra-processed foods.

The regulatory environment in which we operate could change significantly and adversely in the future. Since plant-based, processed foods are still a relatively new food category, our business is subject to significant and ongoing debates and discussions regarding the nutritional value of plant-based alternatives as compared to dairy products, dietary recommendations and the treatment of fortifications and additives, all of which significantly influence the regulatory environment in which we operate and adds further costs and complexity to our operations. Any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs, restrictive policy measures, taxes, limitations on distribution, interruptions in production or affect public perception of our products, any of which could adversely affect our operations and financial condition. For instance, any changes related to EU or national (member states) dietary guidelines, which are guiding decision makers and the public on healthy eating, may impact our business. Should plant-based products be categorized and treated as unhealthy and ultra-processed products instead of “nutritional, plant-based alternatives to dairy” by the European Commission, EFSA, EU member states authorities and/or other similar international regulatory authorities, our business, financial condition and results of operations could be impacted. Labeling and packaging are also under scrutiny by the European Commission within the context of the F2F for a fair, healthy and environmentally friendly food system. Legislative and non-legislative measures (i.e. initiatives) related to reformulation and introduction of maximum levels of certain nutrients, introducing mandatory front of pack nutrition labeling and, setting of nutrient profiles with the aim of being able to restrict promotion of food high in salt, sugars and/or fat are expected in the coming years and some of them already entered into force (e.g. the EU Code of Conduct on Responsible Food Business and Marketing Practices in July 2021), and may impact our business. For instance, an EFSA Scientific Opinion advising on the development of harmonized mandatory front-of-pack nutrition labelling and the setting of nutrient profiles for restricting nutrition and health claims on foods is expected in the second quarter of 2022. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, financial condition and results of operations. In particular, recent federal, state and foreign attention to the naming of plant-based dairy alternative products could result in standards or requirements that mandate changes to our current labeling.

Failure by our suppliers of raw materials or co-producers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business.

If our suppliers or co-manufacturers fail to comply with food safety, environmental or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. Additionally, our co-manufacturers are required to maintain the quality of our products and to comply with our product specifications. In the event of actual or alleged non-compliance, we might be forced to find an alternative supplier or co-manufacturer, and we may be subject to lawsuits related to such non-compliance by our suppliers and co-manufacturers. As a result, our supply of raw materials or finished inventory could be disrupted or our costs could increase, which would adversely affect our business, financial condition and results of operations. The failure of any co-manufacturer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims and economic loss. For example, other plant-based dairy alternative companies have been significantly impacted by recalls resulting from allergen contamination at the supplier level. Additionally, actions we may take to mitigate the impact of any disruption or potential disruption in our supply of raw materials or finished inventory, including increasing inventory in anticipation of a potential supply or production interruption, may adversely affect our business, financial condition and results of operations.

We are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations.

Our business operations and ownership and past and present operation of real property are subject to stringent federal, state and local environmental laws and regulations pertaining to the discharge of materials into the environment and natural resources. For example, we are required to maintain wastewater management systems at our production facilities, and should we want to expand any of our current production facilities, we would be required to obtain regulatory approval in order to expand such systems at any particular site. There can be no assurance that we will obtain any such regulatory approvals. While we undertake precautions to ensure that we comply with applicable environmental or health safety laws or regulations, there can be no assurance that we will not inadvertently release any cleaning chemicals, cooling agents or other types of materials which could violate any applicable regulations. Violation of these laws and regulations could lead to substantial liabilities, fines and penalties or to capital expenditures related to pollution control equipment that could have a material adverse effect on our business. In the future, we could also experience significant opposition from third parties with respect to our business, including non-governmental organizations, neighborhood groups and municipalities. Additionally, new matters or sites may be identified in the future that will require additional environmental investigation, assessment, or expenditures, which could cause additional capital expenditures. Future discovery of contamination of property underlying or in the vicinity of our present properties or facilities and/or waste disposal sites could require us to incur additional expenses, delays to our business and to our proposed construction. The occurrence of any of these events, the implementation of new laws and regulations, or stricter interpretation of existing laws or regulations, could adversely affect our business, financial condition and results of operations, or brand and reputation.

Changes to international trade policies, treaties and tariffs, including as a result of the United Kingdom’s withdrawal from the EU, or the emergence of a trade war could adversely impact our business, financial condition and results of operations.

Changes to international trade policies, treaties and tariffs, or the perception that these changes could occur, could adversely impact the financial and economic conditions of some or all of the jurisdictions in which we operate. Any trade tensions or trade wars, for example, between the United States and China, or changes in Europe or the EU or news and rumors of a potential trade war, could have an adverse impact on our business, financial condition and results of operations.

On December 31, 2020, the transition period following the United Kingdom’s departure from the EU (“Brexit”) ended. On December 24, 2020, the United Kingdom and the EU agreed to a trade and cooperation agreement (the “Trade and Cooperation Agreement”) in relation to the United Kingdom’s withdrawal from the EU. The Trade and Cooperation Agreement took full effect on May 1, 2021 and provided for, among other things, zero-

rate tariffs and zero quotas on the movement of goods between the United Kingdom and the EU. We continue to monitor economic and political developments related to Brexit.

While we currently do not have production facilities in the United Kingdom, we are in the process of constructing a plant in the United Kingdom.  Until our plant in the United Kingdom is completed and fully operational, we import all of our products into the United Kingdom and may continue to do so depending on demand. As a result, our business in the United Kingdom could be adversely affected by changes in trade agreements between the United Kingdom and the EU. If the United Kingdom’s separation from the EU negatively impacts the United Kingdom’s economy, results in disagreements on trade terms, delays or disrupts our supply chain or distribution channels, delays or disrupts the construction and operation of our production facility in the United Kingdom or results in decreased product sales, this could have a material impact on our results of operations, financial condition, cash flows and stock price.  For example, we may experience inflationary cost pressures and disruptions to our international and local supply chain and distribution, including those related to the recent transportation labor shortage in the United Kingdom. Additionally, the imposition of increased or new tariffs could increase our costs and require us to raise prices on certain products, which may adversely impact the demand for such products. If we are not successful in offsetting the impacts of any such tariffs, our business, financial condition and results of operations could be adversely impacted.

Risks Related to Our Intellectual Property

We may not be able to protect our proprietary technology adequately, which may impact our commercial success.

Our commercial success depends in part on our ability to protect our intellectual property and proprietary technologies. We rely on a combination of trademarks, patent protection, trade secrets and copyrights, as well as confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our proprietary technology or permit us to gain or keep any competitive advantage. Despite our efforts to protect our products and developments, unauthorized parties may attempt to copy aspects of our products or other technology, or obtain and use our trade secrets and other confidential information. Additionally, due to the highly competitive space in which we operate, competitors may file patent applications that, if granted, could hinder our ability to enter into new product categories and develop new products.

We cannot offer any assurances about which, if any, patents will be issued from any of our patent applications, the breadth of any granted patents, or whether any granted patents will be found invalid and unenforceable or will be infringed or challenged by third parties. Any successful proceeding challenging the validity, enforceability or scope of these patents or any other patents owned by or, if applicable in the future, licensed to us could deprive us of rights necessary for the successful commercialization of products that we may develop. The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Further, our ability to enforce our patent or other intellectual property rights depends on our ability to detect infringement, especially process patents. It may be difficult to detect infringers who do not advertise the process that are used in connection with their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s products.

Since patent applications are confidential for a period of 18 months after a first priority filing, we cannot know, until these 18 months have lapsed, that we were the first to file on the technologies covered in one or several of our patent applications related to our technologies or products. Furthermore, at any time during the lifetime of a patent or patent application, claims on the right to the underlying invention may be raised, which could harm or otherwise hinder our possibility to exercise such invention. For example a derivation proceeding may be provoked by a third party, or instituted by the U.S. Patent and Trademark Office (“USPTO”), to determine who was the first to invent any of the subject matter covered by the patent claims of our patents or patent applications.

Further, assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, financial condition and results of operations. Third parties may in the future assert, that we have infringed, misappropriated, or otherwise violated their copyrights, patents, trademarks, and other intellectual property rights (including with respect to any existing registrations held by such third parties), and as we face increasing competition, the possibility of intellectual property rights claims against us grows. We could be targeted for litigation and we may not be able to assert counterclaims against parties that sue us for patent, or other intellectual property infringement. In addition, various “non-practicing entities” that own patents and other intellectual property rights may attempt to aggressively assert claims in order to extract value from us as a product company. Additionally, when we introduce new products, including in territories where we currently do not have an offering, our exposure to patent and other intellectual property claims from competitors and non-practicing entities will increase. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, financial condition and results of operations. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed upon a party’s intellectual property. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may result in significant expenses and reputational loss and could distract our management personnel and other employees from their normal responsibilities.

Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the United States and in many international jurisdictions, policy regarding the breadth of claims allowed in patents can be inconsistent and/or unclear. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, international courts and governments have made, and will continue to make, changes in how the patent laws in their respective countries are interpreted. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution, and the complexity and uncertainty of European patent laws has also increased in recent years. We cannot predict future changes in the interpretation of patent laws by U.S. and international judicial bodies or changes to patent laws that might be enacted into law by U.S. and international legislative bodies.

Moreover, in the United States, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) enacted in September 2011, brought significant changes to the U.S. patent system, including a change from a “first to invent” system to a “first to file” system. Other changes in the Leahy-Smith Act affect the way patent applications are prosecuted, redefine prior art and may affect patent litigation. The USPTO developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act became effective on March 16, 2013. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, which could have a material adverse effect on our business, financial condition and results of operations.

Certain of our intellectual property rights are being challenged. We may not be able to protect our intellectual property adequately, which may harm the value of our brand.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our trademarks, including “Oatly” (in various forms), “Wow No Cow” and “Post-Milk Generation,” are valuable assets that reinforce our brand and consumers’ favorable perception of our products. We cannot assure you that we will be able to register and/or enforce our trademarks in all jurisdictions as the requirement for trademarks registrability and the scope of trademark protection in different jurisdictions can be inconsistent. In addition, third parties have adopted, and may adopt, trade names or trademarks that are the same as or similar to ours, especially in a jurisdiction we have yet to cover, thereby impeding our ability to build brand identity and possibly leading to market confusion. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

We also rely on unpatented proprietary expertise, recipes and formulations and other trade secrets and copyright protection to develop and maintain our competitive position. Whether we choose to seek legal protection through patent registration or, alternatively, seek to maintain trade secrecy, involves a risk assessment that could result in a competitor gaining patent protection on something that we kept as a trade secret, which could result in the infringement of such competitor’s intellectual property after such intellectual property was made publicly available, which could negatively impact our ability to provide any products created by using such intellectual property and result in a loss of sales.

Our confidentiality agreements with our employees and certain of our consultants, contract employees, suppliers and independent contractors, including some of our co-manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets, our confidentiality agreements may not effectively prevent disclosure of our proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights against such parties. Further, some of our formulations have been developed by or with our suppliers and co-manufacturers. As a result, we may not be able to prevent others from using similar formulations.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. In addition, our trademark rights and related registrations have been, are being and may be challenged and could be canceled or narrowed. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products. In addition, if we do not keep our trade secrets confidential, others may produce products with our recipes or formulations. Moreover, intellectual property disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Attempting to protect our intellectual property may also result in negative publicity that may harm our brand. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Ownership of Our ADSs

We have previously identified material weaknesses in our internal control environment.  If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

We are a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations require, among other things, that we establish and evaluate procedures with respect to our disclosure controls and procedures and our internal control over financial reporting. Reporting obligations as a public company place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

As previously disclosed, in the course of auditing our consolidated financial statements as of and for the years ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control environment. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses were driven by (i) our technology access related environment and change control processes not supporting an efficient or effective internal control framework, (ii) lack of documented policies and procedures in relation to our business processes and entity level controls as well as lack of evidence of performing controls and (iii) inadequate segregation of duties. For the year ended December 31, 2021, our disclosure controls and procedures were not effective as a result of these ongoing material weaknesses, as more fully described under Item 15, “Controls and Procedures” of this Annual Report.

To remedy our identified material weaknesses, we have initiated a number of measures to improve our internal control over financial reporting as well as implementing the COSO 2013 framework. While new controls are being designed and implemented, they have not operated for a sufficient period of time to demonstrate that the material weaknesses have been remediated. The material weaknesses will be considered remediated when management concludes that, through testing, the applicable remediated controls are designed, implemented and operating effectively. We expect the procedures planned for remediation to be completed during 2022. See Item 15, “Controls and Procedures” of this Annual Report.

However, implementation of these measures may not fully address the material weaknesses identified in our internal control over financial reporting and we cannot assure that we will be successful in remediating the material weaknesses. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Management’s initial certification under Section 404 is required with our annual report on Form 20-F for the year ending December 31, 2022. In support of such certifications, we will be required to document and make significant changes and enhancements, including hiring personnel in necessary functions with relevant experience. In addition, once we cease to be an “emerging growth company” as such term is defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act (the “JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Moreover, in future periods, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a newly public company, our reporting obligations place a significant strain on our management, operational and financial resources and systems and will continue to do so for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. As a result, we anticipate investing significant resources to enhance and maintain our financial controls, reporting system and procedures over the coming years.

While documenting and testing our internal control procedures, in order to satisfy the future requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our issued equity instruments, including our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders.

As of December 31, 2021, our largest shareholder, Nativus Company Limited and entities affiliated with China Resources Verlinvest Health Investment Limited (“CRVV”) owned, in the aggregate, approximately 45.9% of the voting power represented by all our outstanding ADSs. As a result, our largest shareholder exercises significant influence over certain corporate matters requiring shareholder approval under Swedish law, including the election and removal of directors and the size of our board, any amendment of our amended and restated articles of association and any approval of significant corporate transactions (including a sale of substantially all of our assets), and has significant influence over our management and policies, despite not controlling a majority of our outstanding ordinary shares. Nativus Company Limited is a wholly owned subsidiary of CRVV, which is a joint venture that is 50% owned by Verlinvest S.A. and 50% owned by Blossom Key (Hong Kong) Holdings Limited. Blossom Key (Hong Kong) Holdings Limited is indirectly and wholly owned by China Resources (Holdings) Company Limited (“CR Holdings”), and CR Holdings is indirectly and wholly owned by China Resources Company Limited. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of the People’s Republic of China perform the duty of investor (as to 90.0222% and 9.9778% respectively) of China Resources Company Limited on behalf of the State Council.

Affiliates of CRVV are members of our Board of Directors. These board members are nominated by CRVV and can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our ADSs, which could prevent shareholders from receiving a premium for their ADSs.

Our operating results and the market price of our ADSs have been, and may be, volatile, and you may lose all or part of your investment.

Our operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our ADSs to wide price fluctuations regardless of our operating performance. The market for our ADSs may have, when compared to seasoned issuers, significant price volatility and we expect that our ADS price may continue to be more volatile than that of a seasoned issuer for the indefinite future.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our ADSs to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the market price and liquidity of our ADSs.

We are subject to securities class action litigation and could be subject to additional litigation in the United States or elsewhere that could negatively impact our business, including resulting in substantial costs and liabilities.

We are subject to a number of securities class action lawsuits in the United States alleging a failure to disclose, or misrepresentation of material facts relating to our business. One such action, captioned In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH, pending in the United States District Court for the Southern District of New York, was brought against the Company and certain of its officers and directors (including a former director), and alleges violations of the Exchange Act, SEC Rule 10b-5, and the Securities Act of 1933.  The other, captioned Hipple v. Oatly Group AB et al., Index No. 151432/2022, pending in the New York County Supreme Court, was brought against the Company, certain of its officers and directors (including a former director), among others, and alleges violations of the Securities Act of 1933.

We may be subject to additional, similar actions in the future. These types of lawsuits could require significant management time and attention and could result in significant expenses as well as unfavorable outcomes that could have a material adverse impact on our customer relationships, business prospects, reputation, operating results, cash-flows or financial results, and our insurance may not mitigate such impact. Currently, the duration or ultimate outcome of the securities litigation cannot be predicted or estimated.

We are an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors because we rely on these reduced disclosure requirements.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We are taking advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our ADSs less attractive as a result of relying on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the market price of our ADSs may be more volatile.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the Nasdaq rules for the quorum requirements applicable to the meetings of shareholders and the requirement that independent directors regularly meet in executive sessions where only independent directors are present. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

ADS holders may only exercise voting rights with respect to the ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement, which provides that a holder may vote the ordinary shares represented by the ADSs for any particular matter to be voted on by our shareholders either by withdrawing the ordinary shares represented by the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder and authorizing the depositary to act as proxy. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares, and after such a withdrawal you would no longer hold ADSs, but rather you would directly hold the underlying ordinary shares. You also may not know about the meeting far enough in advance to request a temporary registration.

The depositary will try, as far as practical, to vote the ordinary shares represented by the ADSs as instructed by the ADS holders. In such an instance, if we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a discretionary proxy to a person designated by us to vote the ordinary shares represented by your ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists or (iii) the rights of holders of ordinary shares may be adversely affected. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise any right to vote that you may have with respect to the underlying ordinary shares, and there may be nothing you can do if the ordinary shares represented by your ADSs are not voted as you requested. In addition, the depositary is only required to notify you of any particular vote if it receives notice from us in advance of the scheduled meeting.

Purchasers of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares.

However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on above-mentioned jury trial waiver, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

Holders of our ADSs or ordinary shares have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees.

The deposit agreement governing our ADSs provides that, (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. Any person or entity purchasing or otherwise acquiring any of our ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions.

In connection with our initial public offering (“IPO”) in May 2021, we amended our articles of association and sought and obtained shareholder approval to add a clause that states that unless we consent in writing to the selection of an alternative forum and without infringing upon the Swedish forum provisions and without applying Chapter 7, Section 54 of the Swedish Companies Act, the U.S. District Court for the Southern District of New York shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act. These forum provisions may increase your cost and limit your ability to bring a claim in a judicial forum that you find favorable for disputes with us, the depositary or our and the depositary’s respective directors, officers or employees, which may discourage such lawsuits against us, the depositary and our and the depositary’s respective directors, officers or employees. However, it is possible that a court could find either choice of forum provision to be inapplicable or unenforceable. The enforceability of similar choice of forum provisions has been challenged in legal proceedings.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, actions by holders of our ADSs or ordinary shares to enforce any duty or liability created by the Exchange Act, the Securities Act or the respective rules and regulations thereunder must be brought in a federal court in the city of New York. Holders of our ADSs or ordinary shares will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

A significant portion of our total issued and outstanding ADSs are eligible to be sold into the market, which could cause the market price of our ADSs to drop significantly, even if our business is doing well.

Sales of a substantial number of our ADSs in the public market, or the perception in the market that the holders of a large number of ADSs intend to sell, could reduce the market price of our ADSs. As of December 31, 2021, we had 591,777,001 ordinary shares (including those represented by ADSs) outstanding. All of our issued and outstanding ADSs are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ADSs.

We may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ADSs.

We have never declared or paid any cash dividends on our ADSs and do not anticipate declaring or paying any cash dividends on our ADSs in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our ADSs is solely dependent upon the appreciation of the price of our ADSs on the open market, which may not occur. See Item 8.A. “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

Our shareholders may face difficulties in protecting their interests because we are a Swedish company.

We are a Swedish company with limited liability. Our corporate affairs are governed by our articles of association and by the laws that govern companies incorporated in Sweden. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us are to a large extent governed by the laws of Sweden and may be different than the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by Swedish law to consider the interests of our company, shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. Furthermore, the rights of our shareholders and the fiduciary responsibilities of our directors under the laws of Sweden may not be as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of our Board of Directors than they would as public shareholders of a company incorporated in the United States.

There may be difficulties in enforcing foreign judgments against us, and our directors or our management.

Certain of our directors and management reside outside the United States. Most of our assets and such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

In particular, investors should be aware that there is uncertainty as to whether the courts of Sweden or any other applicable jurisdictions would recognize and enforce judgments of U.S. courts obtained against us or our directors or our management predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States or entertain original actions brought in Sweden or any other applicable jurisdictions courts against us, our directors or our management predicated upon the securities laws of the United States or any state in the United States.

Oatly Group AB is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

If we are treated as a passive foreign investment company, U.S. holders of our ordinary shares or ADSs subject to U.S. federal income tax may suffer material adverse tax consequences.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization, which fluctuates over time, and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for the taxable year ended December 31, 2021. However, our status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of our income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ADSs, which could fluctuate significantly. In addition, it is possible that the U.S. Internal Revenue Service may take a contrary position with respect to our determination in any particular year. Therefore, there can be no assurance that we were not or will not be classified as a PFIC for the taxable year ended December 31, 2021, the current taxable year or for any past or future taxable year, and we have not obtained any legal opinion with respect to our PFIC status for our past, current or future taxable years. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. “Taxation—Material United States Federal Income Tax Considerations”) holds the ADSs, the U.S. Holder may be subject to material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs, or upon the receipt of certain distributions in respect of the ADSs.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our ADSs to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC. If we are treated as a PFIC with respect to a U.S. Holder (as defined below in Item 10.E. “Taxation—Material United States Federal Income Tax Considerations”) for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the ADSs. For further discussion, see Item 10.E. “Taxation—Material United States Federal Income Tax Considerations.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If as a result of the ownership of ADSs, a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not Oatly Group AB is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether or not the controlled foreign corporation makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation, and we do not expect to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The U.S. Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled controlled foreign corporations. U.S. investors should consult its advisors regarding the potential application of these rules to an investment in us.

Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments.

We are affected by various taxes imposed in different jurisdictions, including direct and indirect taxes imposed on our global activities. Significant judgment is required in determining our provisions for taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. The amount of tax we pay is subject to ongoing audits and assessments by tax authorities. If audits result in payments or assessments, our future results may include unfavorable adjustments to our tax liabilities, and we could be adversely affected. Any significant changes to the tax system in the jurisdictions where we operate could adversely affect our business, financial condition and results of operations.

General Risk Factors

We cannot assure you that a market for our ADSs will be sustained to provide adequate liquidity, and public trading markets have experienced, and may continue to experience, volatility. Investors may not be able to resell their ADSs at or above the price they pay.

We cannot assure you that an active trading market will be sustained for our ADSs. If a market is not sustained, it may be difficult for you to sell your ADSs. Public trading markets may also experience volatility and disruption. This may affect the pricing of the ADSs in the secondary market, the transparency and availability of trading prices, the liquidity of the ADSs and the extent of regulation applicable to us. We cannot predict the prices at which our ADSs will trade. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our ADSs may decline.

If securities or industry analysts cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our ADSs adversely, the price and trading volume of our ADSs could decline.

The trading market for our ADSs is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the securities or industry analysts who cover us or may cover us in the future change their recommendation regarding our ADSs adversely, or provide more favorable relative recommendations about our competitors, the price of our ADSs would likely decline. If any securities or industry analyst who covers us or may cover us in the future were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our ADSs to decline.

We continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our Board of Directors. As a public company we face increased demand for more detailed and more frequent reporting on environmental, social and corporate governance reports and disclosure.

We continue to evaluate these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year ending December 31, 2022. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. In the future, if we identify additional material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ADSs could be negatively affected, and we could become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which could require additional financial and management resources.

Item 4.  Information on the Company.

A.  History and Development of the Company

At the beginning of the 1990s, a group of scientists at Lund University set out to make a dairy alternative that would be fit for human nutrition and could replace the traditional cow’s product, without sacrificing the dairy experience. They found the solution in the base crop of oats, which are generally globally plentiful, familiar across cuisines, require low-input resources relative to livestock and contain healthy fibers. They developed a proprietary, patented process centered on using enzymes to break down oats into nutritious, tasty products, while retaining key fibers, leading to the launch of the world’s first oatmilk in 1995. This core oat technology, as further developed, continues to be the base for the majority of our products today.

We launched the first oatmilk product under the Oatly brand in 2001. We continued to develop our portfolio of products over subsequent years, including frozen desserts and cooking cream. In 2006, we set up the first Oatly factory in Landskrona, Sweden. In 2012, we embarked upon a new, bold strategy for Oatly, building a new type of food company with core values of health and sustainability, supported by an unconventional approach to brand and commercial strategy.

Since activating our company-wide rebrand, demand for Oatly products has grown rapidly. Between 2016 and 2018, we expanded our global footprint by re-launching in the United Kingdom, expanding in Grocery trade in Germany and entering the United States and China. To date, we have made substantial investments to scale our production capacity and meet consumer demand. In 2019, we opened production facilities in the United States (Millville, New Jersey) and in the Netherlands (Vlissingen). In 2021, we opened facilities in Ogden, Utah, Singapore and Ma’anshan, China. Three additional facilities in Peterborough, the United Kingdom, Fort Worth, Texas and Asia are currently under construction or in the planning stages and expected to open in 2023.

Today, the Oatly movement continues with a growing part of the population focused on their consumption decisions making a difference. We established Oatly as an organization that is committed to improving the lives of individuals and the well-being of the planet and believe we can achieve this through the push for a more sustainable food system.

Our legal name is Oatly Group AB and our commercial name is Oatly. Our principal executive offices are located at Jagaregatan 4, 211 19 Malmö, Sweden. Our telephone number at this address is +46 418 475500. Our website address is https://www.oatly.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address as an inactive textual reference only. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC at www.sec.gov. Our agent for service of process in the United States is Corporation Service Company, and its address is 19 West 44th Street, Suite 200, New York, New York 10036.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B.  Business Overview

Our Purpose

We have a bold vision for a food system that is better for people and the planet.

We believe that transforming the food industry is necessary to face some of humanity’s greatest challenges across climate, environment, health and lifestyle. In parallel, the consumer landscape is changing, as the growing concerns for the environment and interest in health and nutrition have started to drive real, scaled behavioral changes around consumer purchase choices. Generation Z and Millennials will become the dominant global generations in the coming years, bringing to the market a new set of values and expectations. These combined factors are driving accelerated growth and an influx of new consumers to the plant-based dairy market.

In this context, Oatly has become a leading, innovative force with a clear point of view on things that we believe consumers really care about—sustainability and human health. We are a solution that seeks to enable people to make thoughtful, informed choices in line with these values.

We believe our company is leading the transformation of the global dairy market, which is worth over $600 billion in the retail channel alone as of 2021. Behind our products are decades of scientific heritage, deep expertise around oats, production craftsmanship and commercially proven innovation in matters of sustainability and human health. Our brand rightfully stands out on a competitive dairy shelf, bringing a unique voice to the industry.

About Oatly

We are the world’s original and largest oatmilk company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks.

Sustainability is at the core of our business. Our vision is to be a company that leads a global movement to reduce cow’s milk by half. We aim to produce sustainable oat-based products that seek to maximize nutritional value and minimize our environmental impact. In general, oatmilk leads to fewer greenhouse gas emissions compared to cow’s milk. Specifically, based on certain product-level calculations we have commissioned in Europe and based on additional studies, we generally see that oatmilk products have a significantly lower climate (CO2equivalent) impact relative to comparable dairy products.

In the historically commoditized dairy category, we have created a brand phenomenon that speaks to emerging consumer priorities, including sustainability and health. Our integrated in-house team of creative, communications and customer relations experts reach consumers in a personal and relatable way. Across many kinds of media, we create thought-provoking, conversation-sparking content to engage people around our mission and drive awareness for our brand. Our company values are communicated not only in the things we say but also in the things we do— such as publishing the climate impact of our products in Europe and launching public campaigns to inspire policy change. The voice, actions, products and values represented by the Oatly brand drive our commercial success and mission.

Our innovation practices are foundational to delivering market-leading products. We are steadfast in our goal of creating excellent products across the full dairy portfolio, from milk, to yogurts, to ice cream. To do so, we leverage proprietary production processes and key patented elements, including enzymatic processes, to convert fiber-rich oats into great tasting products. We believe our recent product launches in categories such as yogurt and frozen desserts shows the strength of our results-oriented innovation practices and the potential to drive a significant volume shift to plant-based dairy across the full breadth of the dairy portfolio.

Driving the global appetite for plant-based dairy

We have global resonance with commercial success in more than 20 markets, across multiple channels and types of retail, foodservice and e-commerce partners. When entering new markets, we use a foodservice-led expansion strategy that builds awareness and loyalty for our brand and ultimately drives increased sales through retail channels. We have tailored this strategy in many international market launches, including the United States and China. Through this strategy, we have built a new generation of plant-based milk consumers by converting traditional dairy milk drinkers and by attracting new consumers to the category.

As of December 31, 2021, we offered our products across more than 85,000 retail doors and 79,000 foodservice locations. Our products are sold through a variety of channels, from independent coffee shops to national partnerships with established franchises like Starbucks, from food retailers like Target and Tesco to premium natural grocers, as well as through e-commerce channels, such as Alibaba’s Tmall.

Our brand has excelled on a global scale, as evidenced by the following market statistics:

•

In the United States, the United Kingdom, Germany, Sweden and the Netherlands, we had the highest velocity (average volume of sales per store per week, in units) performance, based on our top-selling SKU by sales value within the dairy alternatives category, based on the last 12 weeks ending December 31, 2021 in Sweden and Germany, January 1, 2022 in the United Kingdom, and January 8, 2022 in the U.S. (Major Multiples), according to Nielsen and IRI Infoscan.

•

In the United Kingdom, Germany and Sweden, we are the highest selling brand in the oat category by retail sales value in 2021, which is the largest category within dairy alternatives in the United Kingdom and Germany, according to Nielsen and IRI Infoscan.

In order to support a societal shift towards plant-based diets, we understand that it is critical to invest in manufacturing capabilities to support our growth. As we grow, we believe owning and controlling our global operating footprint is paramount to addressing the significant consumer demand we have faced, since this gives us the scope to apply our own standards of quality, sustainability and flexibility for innovation, while achieving more attractive production economics, as demonstrated by our fully-owned manufacturing capabilities in Sweden. Globally, as of December 31, 2021, we had six Oatly factories online and three factories planned or under construction. We supplement our owned factories with a diversified network of deeply vetted third-party co-manufacturing partners that help us drive growth by providing the necessary speed and flexibility and improve our ability to meet consumer demand, commence pilot projects and support our new product launches.

Our historical financial performance reflects the scaled and global growth profile of our company. In 2021, we generated revenue of $643.2 million, a 52.6% increase from $421.4 million in 2020. Further, in 2021, we generated gross profit of $155.0 million, representing a gross margin of 24.1% and, as a result of our continued focus on our growth, a loss for the year of $212.4 million, reflecting our continued investment in production, brand awareness, new markets and product development, while navigating a COVID-impacted operating environment. Going forward, we intend to continue to invest in our innovation capabilities, build our manufacturing footprint and expand our consumer base, all supporting our growth strategies.

Our Industry and Opportunity

We participate in the large global dairy industry, which consists of milk, ice cream and frozen dessert, yogurt, cream, cheese and other dairy products. According to Euromonitor, the global dairy industry retail sales were estimated to be $628 billion in 2021 and are expected to reach $818 billion in 2026, growing at a compound annual growth rate (“CAGR”) of 5.4%. In line with retail, foodservice also represents a significant opportunity for us, which we believe expands the total addressable market even further.

Today, we primarily operate in the global milk category, which is the largest subcategory within dairy. According to Euromonitor, the global milk industry retail sales were estimated to be $190 billion in 2021, representing 30% of the global dairy industry in 2021. In some developed markets, dairy milk consumption per capita has been steadily declining, with the trend continuing in the last decade as plant-based dairy has increased in popularity. We expect this trend to further accelerate in the coming years, as the growing offering of plant-based dairy across the entire dairy portfolio expands across product categories, including ice cream and yogurt.

The global plant-based dairy industry retail sales were estimated to be $20 billion in 2021, according to Euromonitor, representing approximately 3% of the global dairy industry (excluding soy drinks in China). Within the global dairy industry, plant-based milk represented approximately 9% of the global dairy milk category (excluding soy drinks in China) in 2021. As of 2021, dairy alternatives in other dairy categories have a penetration of less than 1%, highlighting the opportunity ahead across the broader plant-based dairy sector.

Across various plant-based dairy products, oat-based alternatives have outperformed the broader dairy category in recent years:

•	In the United States, sales of oatmilk products grew by 68% year over year from 2020 to 2021, according to Nielsen, and represented the second largest dairy alternative category after almond milk.
•	In the United Kingdom, sales of oatmilk products grew by 31% year over year from 2020 to 2021, and is the largest dairy alternative drink category, according to IRI.
•

In Germany, since we launched our retail strategy in 2018, oatmilk’s market share of sales in the retail plant-based dairy category has grown from approximately 23% for the rolling four week period ended January 2018 to approximately 65% for the rolling four week period ended January 2, 2022, according to Nielsen.

•

In Sweden, oatmilk is the largest category in the total plant-based milk retail market, with a 78% market share for the rolling four week period ended January 2, 2022, which is predominantly driven by Oatly’s leadership position, according to Nielsen.

We believe plant-based dairy, especially oat-based dairy, will continue to experience significant growth driven by multiple secular tailwinds:

•

Sustainability and health as important factors in driving behavioral change and consumer choice. Consumers are increasingly aware of the environmental and health benefits of plant-based dairy. For example, in general, compared to dairy products, plant-based dairy products have a lower environmental impact in respect of greenhouse gas emissions, land and water usage.

•

Younger generations increasingly seek out brands that connect with their core values. A Zeno Study found that younger consumers are four to six times more likely to purchase, protect and champion purpose-driven companies than older consumers, as younger consumers are looking for companies to advance progress on important issues within and outside of their operational footprint.

•

Growing consumer demand for oat-based dairy. Retail sales data shows that Oatly is the driving force behind the increasing consumer demand for oat-based dairy products. We believe that oats are a crop uniquely positioned to achieve the goal of a better dairy portfolio, including:

o	Sustainability characteristics of oats: Oats are a low-input crop, which offer the possibility for crop rotation, which can have a positive impact on the soil.
o	Flexible within the supply chain: Oats provide a longer raw ingredient shelf life compared to dairy, while also offering a competitive price structure compared to other plant-based dairy products.
o

Widely accessible to a range of eaters: Oats do not contain some common allergens present in other plant and nut-based products; it has a neutral taste profile, making it attractive for a wide variety of plant-based dairy use cases.

o	Nutritional advantages: Oats have a balanced macro-nutritional profile, which contains a high amount of dietary fiber (including beta-glucan fibers), key fatty acids and mainly unsaturated fats.
o	Cultural advantages: Oats can be consumed by many cultures and are common across global cuisines.

Today, we operate in three regions: EMEA, the Americas and Asia.

•

EMEA. According to Euromonitor, the retail value of the plant-based dairy industry in EMEA (consisting of Europe, the Middle East and Africa for purposes of this paragraph) was estimated to be $5 billion in 2021, representing 2.3% of the dairy industry, and is expected to reach approximately $8 billion by 2026. Penetration is significantly higher in the non-dairy milk category at approximately 7% and is expected to increase to 9% by 2026. We have a significant presence in EMEA, with operations in over 15 markets, and are the leading oatmilk brand by market share in every key market in which we operate.

•

Americas. According to Euromonitor, the retail value of the plant-based dairy industry in the Americas was estimated to be $5 billion in 2021, representing 3.0% of the dairy industry, and is expected to reach approximately $8 billion by 2026. Penetration is significantly higher in the non-dairy milk category at approximately 10% and is expected to increase to 13% by 2026. Since entering the United States in 2017, we have achieved significant success across both foodservice and retail channels, despite having supply constraints, and have quickly become a leading oatmilk brand by retail sales value in grocery in the dairy alternative non-milk-based category in 2021, according to Nielsen.

•

Asia. Asia is the largest plant-based dairy market in the world. According to Euromonitor, the retail value of the plant-based dairy industry in Asia (excluding soy drinks in China) was estimated to be $8 billion in 2021, representing 4.3% of the dairy industry. Lactose intolerance is widely present in Asian countries, according to a study published in Lancet, leading to a potential underlying demand for plant-based dairy.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors and enable us to grow our leading market position and drive continued success, while staying committed to our sustainability priorities.

Purpose-Driven to Create a Plant-Based Sustainable Food System

Oatly is an organization that is focused on people and the planet. Sustainability is at the core of our business and a part of our strategic decision-making across the value chain. For example, we are the first company in Europe to utilize a fleet of heavy-duty electric trucks for true commercial routes. Rooted and validated through our research, we believe the growth of our products can help to address some of society’s greatest challenges concerning the climate, environment, human health and lifestyle.

Authentic Brand Beloved by Consumers

We believe the Oatly brand has become one of the strongest voices that stands for what consumers care about: in particular, sustainability and health. We have torn down the conventional corporate approach to brand building and have developed a voice that is human, compelling and relatable. Our advertisements are bold and eye-catching, meant to drive conversation among consumers, while challenging norms and outdated industry practices. Our consumer relations function supports initiatives and hosts events within our communities, driving our ability to initiate dialogue across regions, cultures and among a rapidly expanding customer base.

Creativity is at the center of the Oatly brand. Through the efforts of our authentic and award-winning in-house creative team, we have cultivated a loyal consumer base that is highly aligned with our ambitions. We believe our strong resonance with consumers will further propel our growth and support the transition to a plant-based food system.

Market-Leading Product Portfolio Disrupting the Global Dairy Market

We are leading the plant-based movement to disrupt the $628 billion global dairy retail market. We are the highest selling oatmilk brand by retail sales value in Sweden, Germany and the United Kingdom in grocery in the dairy alternative non-milk based category for 2021, according to Nielsen and IRI. In 2021, we drove 47%, 22% and 33% of plant-based milk growth in the United Kingdom, Germany and the United States, respectively, according to Nielsen and IRI.

We have demonstrated global commercial success through our expansion into more than 20 markets across three continents. We believe our sustainable, nutritious and tasty products are accelerating the adoption of plant-based dairy by converting traditional dairy consumers into Oatly fans. Our loyal consumer base has supported and driven our extension beyond just the plant-based milk category, and we currently have a broad product portfolio across seven categories that includes frozen desserts, Oatgurt, creams, spreads and on-the-go drinks. As evidenced by the commercial success of previous product category launches, our consumers desire further category innovation, providing us with a basis to continue converting cow milk consumers across occasions.

Strong Innovation Capabilities Grounded in 25 Years of Patented Technologies, Craftsmanship and Oat Expertise

Oatly was founded by food scientists on a mission to create an upgraded alternative to traditional dairy. Through more than 25 years of commitment to liquid oat technology, we have developed a proprietary oat base production technology that leverages patented enzymatic processes to turn oats into a nutritional, great tasting liquid product. Our patents are supplemented with and protected by decades of production craftsmanship and a global innovation organization.

Our production processes are built from our deep understanding of the oat from the raw material level: we work closely with our oat suppliers and we understand how the natural variances in agriculture may impact our raw ingredients and products. We have a global Food Innovation team in Sweden and regional product development teams in the United States, EMEA and Asia to enhance and expand our product portfolio. We plan to open a new Research and Innovation Center in Sweden in 2023, which will further develop our long-term innovation capabilities. We have exclusive partnerships with industry partners to analyze entire oat genomes and genes to identify naturally occurring variances that help us improve on product nutritional qualities, technological properties and agronomic properties. We believe our innovation capabilities enable us to deliver on our promise of sustainable, delicious and nutritious products—supporting our mission to make plant-based eating easy and position us for long-term market leadership.

Multi-Channel Distribution Led by Proven Foodservice Strategy

Our successful channel penetration and execution across geographies starts with our foodservice-led market entry strategy that builds awareness of our brand and products. Consumers discover Oatly in a trusted environment such as an expertly brewed cup of coffee or cappuccino from their favorite coffee shop. That quality product experience sparks a discovery journey for consumers with Oatly that can lead to purchase at a grocery store or incorporating more plant-based options in their diet. Importantly, this strategy is very difficult to replicate given this channel’s fragmented and opaque distribution networks and has only been made possible by our on-the-ground teams that understand the nuances of this channel. While this strategy is currently best exemplified in our coffee channel through our barista relationships, we believe it is replicable across products categories through respective category foodservice channels. We are currently expanding this strategy in partnerships with multi-unit independents and large coffee chains to further drive the momentum of Oatly into new international markets.

The consumer buzz that we generate through the specialty foodservice channel creates a pull-through effect into broader foodservice, food retail and e-commerce channels. As of December 31, 2021, our products are available in more than 85,000 retail doors and 79,000 foodservice locations across more than 20 countries globally. We have successfully expanded our distribution from niche foodservice concepts to mainstream retail partnerships with conventional and natural grocer channels to reach more of the consumer base. We have scaled e-commerce platforms in China and the United Kingdom, including the #1 oatmilk brand position on Tmall in 2021.

Visionary Leadership Focused on People and Planet

We have an experienced and passionate executive team that has helmed the acceleration of our growth and set our strategic direction. Under the leadership of our Chief Executive Officer Toni Petersson, who joined in 2012, we have strategically transformed from a producer of plant-based dairy into a purpose-driven brand, we nearly increased revenue ninefold from 2017 to $643.2 million in 2021 and we successfully entered the United States, the broader Western European region and Asia Pacific. Our leadership team brings a fresh perspective to the food industry and challenges outdated industry practices to meet consumer desires in an authentic way. We have on-the-ground regional leaders in each of our key markets with deep knowledge of the local markets. We empower our regional leaders to tailor growth strategies that speak to local consumer needs and desires. As we scale, our culture and mission remain central to our company in each of our regions, at all levels and across divisions.

Our Growth Strategies

We expect to drive continued, sustainable growth and strong financial performance by executing on the following strategies:

Expand Consumer Base through Increased Awareness and Plant-Based Dairy Category Growth

The plant-based dairy market is still in its infancy. Even the most mature market and most mature category—U.S. dairy milk alternatives—has only 9% penetration compared to dairy milk as of 2021, according to Euromonitor, representing significant whitespace for us to grow.

We believe the ability to share the Oatly story with a broader audience is critical to the success of our mission to drive greater plant-based consumption. At precisely the moment when these values are hitting mainstream culture, we are helping to support the breaking down of barriers to adopt plant-based dairy and capturing this interest by engaging consumers with our brand. We believe our brand that is focused on sustainability has helped to drive Oatly’s success across each of our markets. We believe our commercial efforts and proven execution to increase knowledge and awareness of our brand will enable us to convert dairy consumers into Oatly consumers.

Grow Distribution and Velocity in New and Existing Markets

We believe we can continue to grow in existing markets by building on our industry-leading food retail performance by growing velocity and expanding on-shelf presence with Oatly’s full portfolio. Our performance in Germany, the United Kingdom and the United States, where we have demonstrated strong velocity, is indicative of the consumer demand for our products. We believe there is significant whitespace to further expand our foodservice, retail and e-commerce footprint. To illustrate the distribution whitespace opportunity in the retail channel, our total distribution points in Germany and the United Kingdom is approximately one-third of the largest plant-based milk brands in each market, as of December 31, 2021, according to Nielsen and IRI. In the United States, our all-commodity volume, which represents weighted average distribution, was 34% as of December 31, 2021.

Beyond our existing footprint, we believe we have a significant opportunity to expand into new international markets, including in Asia. We believe our established global presence and proven execution in three continents serve as compelling proof points of our ability to successfully enter new markets. In EMEA, we are only in the early stages of development in many of the region’s largest dairy markets: Spain, France and Italy, representing a $48 billion in dairy market retail opportunity as of December 31, 2021. We plan to leverage our proven foodservice-led strategy to encourage trial, generate strong consumer buzz and create strong pull into the retail channel.

Invest in Global Operating Footprint to Support Scaled Growth Opportunity

We believe the greatest constraint on our growth has been production capacity. Historically, global demand for Oatly products has significantly outpaced our supply. In order to meet this demand, we operated six production facilities as of December 2021 and plan to open three additional facilities in 2023. Our strategy is to further execute upon our proven track record and continue to build our production capabilities across each of our regions. By increasing our production capacity, we expect to be able to drive topline growth and increase our ability to meet the existing consumer demand.

Ultimately, we believe our long-term strategy of operating end-to-end manufacturing facilities allows better control over our footprint that is necessary to meet our speed-to-market, sustainability, economic and innovation goals. Specific competitive advantages of this strategy include secured production capacity in an increasingly competitive market; end-to-end process control ensuring product quality; greater control over equipment and processes related to sustainability; and proximity to consumer end markets to drive attractive production economics. We believe we are still in the early stages of the transition to a plant-based food system and will continue to invest in our production capabilities to spearhead this consumer movement.

Extend Product Offerings through Innovation

We continually strive to improve upon our products in order to deliver more innovative, nutritious, sustainable and delicious form of liquid oats. We are focusing our research and innovation in key areas such as improving the nutrition, taste, functionality, sustainability and health effects of our products. We have ambitious, long-term innovation goals, which we believe will lead to sustained market leadership through the use of cutting-edge processes to deliver advanced products.

We are able to bridge the research to the desired commercial outcome due to our knowledge of the oat genome and production craftsmanship, allowing us to solve for elements related to process, taste and health and to help us achieve our sustainability and nutritional goals. We tailor our products to local consumer demands and further facilitate the consumer transition from cow-based dairy products to Oatly. Furthermore, we have significant runway to roll out our full product portfolio in our existing markets, which is limited by supply constraints. With our continued investment in innovative and patented technologies, we aim to facilitate our consumers’ transition from cow-based dairy products to Oatly and strive to empower them to choose solutions that we believe improve their lives and the planet.

Product Overview

Our Products

We offer a range of plant-based dairy products made from oats. The foundation for all these products is our proprietary oat base technology, which mimics nature’s own process and turns fiber-rich oats into products that are designed for humans. The graphic below illustrates a selection of our products that are available in the various markets in which we operate.

Product Standards

We take great care to reach a number of third-party product certifications in our products. Example certifications include dairy-free, soy-free, gluten-free, nut-free, non-genetically modified organism (“GMO”), organic, kosher and glyphosate free certifications, depending on the market and product.

Oatmilk. Our oatmilk products have multiple profiles and flavors that mirror the traditional dairy shelf consumers expect. For instance, in the United States, our oatmilk portfolio consists of Original, Low-Fat, Full-Fat and Chocolate Flavored. Our oatmilk products are offered across both ambient and chilled packaging formats. Ambient (shelf-stable) packaging has the benefit of room-temperature storage perfectly suited for shipping to coffee shops, cafes and other foodservice locations. Ambient formats are also sold in retail and e-commerce channels in all of our regions.

Barista Edition Oatmilk.  Our Barista Edition oatmilk is our best-selling product globally. It is formulated to improve creaminess and foamability, serving as an exceptional complement to espresso and coffee drinks. Barista Edition is also great for baking and cooking and can be enjoyed on its own.

Oatgurt.  We believe our Oatgurts excel in aspects of taste and consistency, as they are thick and “spoonable.” Our first Oatgurts were pourable, smooth and flavored yogurts launched in the Nordics to fit local consumer tastes. Since then, we launched a product line in the United Kingdom in cup format and a U.S. line that includes live and active cultures and “fruit on the bottom.”

Frozen desserts.  Our frozen desserts are created using our core oat base technology, which provides a foundational creaminess and reduces the need for sugar and other mix-in ingredients commonly found in dairy alternative ice creams.

Cooking.  We offer a wide range of cooking products including Cooking Cream, in regular and organic, Crème Fraiche, Whipping Cream, Vanilla Custard and Spreads in a variety of flavors. Our offerings vary by region to accommodate to local cuisines and preferences.

Ready-to-go drinks. Our range of on-the-go drinks delivers novel flavor experiences and product packaging in smaller formats. These products can be found at grocery stores, convenience store outlets and more across our global markets.

Innovation

Since inception, our innovation goal has been to build the best possible form of milk and other dairy products for humans and our planet. Our approach is to not mimic traditional forms of milk, but to create a better nutritional profile designed for human needs. Through our more than 25-year history of making oat products, we have developed a deep expertise around oats and production craftsmanship. We believe we are well positioned to leverage science to address key societal problems and maintain our market leadership in plant-based dairy.

Today, we have a global Food Innovation team with a central technology development team in Sweden, and globally-led but regionally-executed product development teams in the Americas, EMEA and Asia. As of December 31, 2021, we had more than 100 employees on our innovation management and research and development team. To further strengthen our capabilities, we are establishing a Research and Innovation Center in Sweden to partner with leading scientists and industry experts to ensure we stay at the forefront of oat expertise and human health, which is expected to be finished in 2023. Through this set-up, we are efficiently building deep technology know-how and expertise, as well as ensuring that our products are developed close to consumers, according to locally relevant consumer preferences. Given one of our key focuses is building a broad and relevant product portfolio within plant-based dairy, we continuously explore and enter new product categories, making the change to plant-based easy for the consumers. We strive to create great, sustainable, delicious and nutritious food with optimal taste, functionality and texture.

Advertising and Creative

Through a bold advertising strategy, we amplify what our brand stands for and use our company voice in service of our mission: to challenge industry norms and inspire societal change.

Our advertising content is created or directed in-house, ensuring a consistent brand message across regions and product lines. Our advertisements can be found across a variety of platforms, including out-of-home locations, for example billboards, signage, bus and train banners and large-scale printed murals and print media, such as newspapers and magazines. We intend to continue to invest in our brand by adding additional media platforms such as television. We also regard our packaging as a valuable way to develop a dialogue with our consumers and foster an added long-standing relationship as they are enjoying the product. We have highly engaged social media followings and utilize platforms including Instagram, Facebook, Twitter, LinkedIn and YouTube, among others, to further engage with our consumers.

Our in-house global team of experienced and highly acclaimed creative professionals are instrumental in developing Oatly’s brand. Our creative team collaborates closely and directly with various corporate functions, ranging from product development to corporate communication, during their creative process to ensure alignment across the Company to serve the brand and efficient execution of our creative ideas. In addition, we have a dedicated consumer relations team that maintains one-on-one dialogues with our consumers across regions and cultures, allowing us to foster a meaningful relationship between our brand and consumers while we rapidly expand our reach.

Channels / Customers

Our diversified portfolio of products is available in more than 20 countries across three continents through a variety of channels, including foodservice, food retail and e-commerce. As of December 2021, we distributed through more than 85,000 retail doors and 79,000 foodservice locations around the world. Our products are also available on major e-commerce platforms, such as Amazon, Ocado, Tmall.com (owned by Alibaba) and JD.com.

Foodservice

We have successfully entered multiple international markets, such as China, Germany, the United Kingdom and the United States, with a proven market entry strategy via the specialty coffee channel. We enjoy a strong presence among independent, specialty coffee shops by successfully navigating the sector’s fragmented and opaque distribution networks. Our dedicated internal team has a deep understanding of the industry’s channel dynamics and helps us develop a strong relationship with the barista community. This community plays an instrumental role in driving our company’s mission forward and generate awareness for our products by introducing Oatly to new consumers in a context-specific manner: a delicious cup of coffee. In addition to specialty coffee shops, we maintain global and regional partnerships with large coffee and tea chains, such as Starbucks in China and the United States.

As of December 31, 2021, our products are distributed through more than 79,000 foodservice locations around the world, including more than 14,500 locations in Europe, 38,500 in the Americas and 26,000 in Asia. In addition to coffee shops, Oatly is available in workplaces, hotels and more. In the year ended December 31, 2021, the foodservice channel accounted for approximately 35% of our revenue.

Food Retail

Our products are available at major food retailers, including the mass, conventional and natural grocer channels, as well as increasingly in the drug store and discount channels. We maintain strong and collaborative relationships with leading food retailers in our key markets, such as Kroger, Target, Walmart and Whole Foods in the United States, Tesco and Sainsbury’s in the United Kingdom and REWE and Edeka in Germany.

As of December 31, 2021, our products are available in more than 85,000 retail doors around the world, including more than 52,000 locations in Europe, 14,000 in the Americas and 19,000 in Asia. In the year ended December 31, 2021, the food retail channel accounted for approximately 60% of our revenue.

E-Commerce

Supported by our online creative content, our e-commerce channel is highly complementary to our offline presence. We believe there is a significant opportunity to grow our e-commerce channel as we scale, both through third-party e-commerce platforms as well as through our own direct-to-consumer website where possible.

Supply Chain Operations

The core goal of our Supply Chain Operations organization is to scale a proprietary, global footprint with a positive bottom-line, while efficiently and sustainably utilizing resources. Relative to our growth, we aim to reduce our greenhouse gas emissions through logistical and sourcing efficiencies, minimize our scrap material use and minimize our by-product waste. As our company and the demand for our products grows, we continue to strategically consider how we can further improve on our supply chain optimization.

Sourcing Oats, Ingredients and Packaging

The production process begins with the sourcing of our inputs. Sourcing of oats, packaging and other raw materials and ingredients for our products is managed by close collaboration between the corporate-level and the regional teams to leverage the scale and global nature of our operations, maximizing the adaptability of supply chain operations and taking account of sustainability considerations.

•

Sourcing oats. We have built relationships with key oat suppliers to source our oats. We secure our oat supply and capacity regionally to seek to minimize transportation distance and expenses. In key sourcing regions, we work with select farmers to implement sustainable agricultural strategies for oat cultivation.

•

Packaging. We source packaging materials from global suppliers with regional footprints. For specialized packaging materials, we may use regional suppliers that utilize innovative materials and to minimize transportation distance and expenses.

•

Rapeseed oil and other strategic ingredients. We source non-GMO rapeseed oil. For our products produced in EMEA, we source from Sweden, and for products produced in the United States, we source from Canada.

•	We generally source our non-strategic ingredients, such as salt and sugar, regionally.

Our Oat Suppliers

We currently work closely with six oat suppliers to source our oats – we have one supplier in Belgium, one in Malaysia, two in Sweden, one in the United States and one in China. We have agreements in place with each of these suppliers and believe that the terms contained in these agreements are customary for such suppliers in our industry. Under each of these agreements, we are required to provide forecasts of our anticipated needs for certain periods of time to assess the supply we will require for the upcoming term, and the oats supplied under each of these agreements are subject to certain quality control requirements and terms regarding sustainability matters. Our agreements with our suppliers in Malaysia, the United States and China have terms of three years, which began on January 1, 2021, October 1, 2019 and June 1, 2021, respectively, with an automatic renewal for an additional two years thereafter in each agreement. Our agreement with one of our Swedish suppliers is a framework agreement, which began on February 9, 2018 and remains in effect until further notice and may be terminated by either party by providing six months’ notice. Our agreement with our other Swedish supplier remains in effect until either party provides at least 24 months’ notice, but neither party may terminate the agreement until the fifth anniversary of when this supplier began production, which started on February 3, 2021. Our agreement with our supplier in Belgium began January 1, 2019 and has been amended to seven years and may be terminated by providing three months’ notice before the end of the term or will automatically renew for an additional year. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with our suppliers for the following year based on the outcome of the current year harvest.

Production Process Overview

The Oatly production journey consists of the following key steps, beginning with our core science and oat base technology:

•

Manufacturing our proprietary oat base. The premise of our patented oat base technology is an enzymatic process that closely mirrors the human body’s process used to breakdown starches. Oats are cleaned, dehulled and heated to groats, which then undergo our patented enzymatic processing to form the basis of our core oat base. This process allows us to achieve a robust macro-nutritional profile with soluble dietary fibers (beta-glucans), stable composition and functional character of foamability and texture. We own and manage the majority of our oat base manufacturing facilities globally. To minimize the risk of infringement of our IP rights, we only outsource a limited number of oat base recipes.

•

Transporting the oat base to a filling plant, where applicable. In instances where we are using a co-packer, we transport the oat base to a filling plant, either by a pipeline to a nearby filling plant or by a tanker truck to co-packers, who assist us with mixing and filling.

•

Turning oat base into finished products. In the mixing and filling stages, we turn oat base into the variety of products that we sell. This process takes on different forms based on the end product. For our oatmilks, we add water and other ingredients, such as flavors and vitamins to our oat base, which are mixed together to become an Oatly formula. The product is then Ultra-High Temperature (“UHT”) treated and stored in a sterile tank until packaged in different formats and sizes.

•	Delivering products to fulfillment warehouses. We then take the finished products to our fulfillment warehouses, where they will be distributed to our customers.
•

Ensuring quality. We strive to ensure that our products meet both externally mandated quality control regulations and standards, as well as internally established quality standards through a framework of procedures.

Production Models

We utilize three main production models to meet global demand for our products: co-packing, hybrid and end-to-end self-manufacturing. In our co-packing model, we transport our oat base through tanker trucks to our third-party partners for filling and mixing. In our hybrid solution, we transport our oat base through pipelines to a physically adjacent plant operated by our third-party partners for filling and mixing. Using an end-to-end self-manufacturing model, we produce the oat base, mix and fill the products at a single Oatly-owned and operated facility. In the long term, we plan to strategically shift towards the hybrid and end-to-end self-manufacturing models, which will provide us with greater flexibility, faster speed-to-market, higher quality control and significant scale efficiencies and ultimately more favorable economics.

For the year ended December 31, 2021, approximately 44% of our products were produced through the co-packing model, 35% through a hybrid model and 21% through our own end-to-end self-manufacturing.

Geographic Footprint

We have strategically built our manufacturing facilities to be in close proximity to our consumers as well as our co-packers, where possible. This allows us to reduce our transportation costs, which can help us to lower our environmental impact and can drive production efficiencies and cost savings.

We have grown our production facilities from one site in Sweden in 2018, to six across Europe, the United States and Asia as of December 31, 2021. At year-end 2021, we had total run-rate production capacity of approximately 600 million liters of finished goods equivalent of oat base, with plans to expand our existing facilities and open three additional facilities. Through these efforts, we expect to increase our production capacity to approximately 900 million liters of finished goods equivalent of oat base by the end of 2022 and approximately 1.3 billion liters by the end of 2023. Our estimated production capacities could be impeded depending on several factors, including those as a result of the COVID-19 pandemic. We consider capital expenditures to be a critical input to fueling future growth. The below graphic shows our current and planned facilities. The dates marked with “E” are targeted dates and not a forecast, projection or estimate. Our ability to meet these targets are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond our control, and are based upon assumptions with respect to future decisions, which are subject to change.

Distribution and Freight Execution

Our warehousing network is purposefully designed to optimize proximity to our production facilities and to our customers in order to seek to minimize costs and environmental impacts. We expect to continue to see a blend of electric, train, bio-gas and other more sustainable logistics solutions on our routes over time. We leverage a range of logistics and distribution solutions to meet the requirements of each geographic market, including: direct distribution, exclusive distribution, distribution agents and e-commerce. The system that we use in a specific region depends on a number of factors, including market potential, maturity and associated risks.

Our Organization and People

Our organizational development is led by our People and Transformation team, whose goal is to institutionalize the principles of flexibility, innovation and continuous learning in our work environment. We invest heavily in programming and resources that promote individual, cultural, structural and process changes towards our goals. To meet our sustainability objectives, we need the expertise of a diverse group of coworkers who feel that they work in a safe, inclusive and empowering environment, are compensated equitably for their work and protected from discrimination of any kind.

We aim to apply our employment policies and practice in full compliance with applicable national and local fair employment laws, including those relating to compensation, benefits, transfer, retention, termination, training, career development opportunities and social and recreational programs. We also conduct ongoing Diversity, Equity and Inclusion (“DEI”) work to ensure that we are fostering an inclusive and collaborative workplace environment. Select work includes: conducting discrimination surveys on a regular basis to ensure no one has or is currently experiencing discrimination; developing a transformation framework, called the Oatly Cultural Curiosity Journey, to guide our DEI work and ensure we are enacting real change rather than just checking a box; and conducting training for all managers to implement inclusive leadership.

Competition

We believe that our position as category creator and first-mover, our high-quality commercial performance, brand equity, science and innovation practice, and organizational approach differentiate us and help us maintain market leadership positions, despite having a higher price point, fewer promotions, limited distribution and participating in a highly competitive environment. Our competitors include consumer packaged goods companies such as Danone, PepsiCo and Coca-Cola, dairy companies and brands, such as Lactalis, Fonterra, Arla Foods, Chobani, Dean Foods and Lactaid (owned by Johnson & Johnson), plant-based dairy companies, such as Blue Diamond Growers, Califia Farms, Planet Oat, Ripple Foods, and Ecotone, new market entrants building lab-based products and private-label brands. We believe the principal competitive factors in our industry include:

•	brand equity and consumer relationships;
•	product experience, including taste, functionality and texture;
•	nutritional profile and dietary attributes;
•	sustainability of supply chain, including raw materials;
•	quality and type of ingredients;
•	distribution and product availability;
•	pricing competitiveness; and
•	product packaging.

We believe it is important to have strong presence across multiple channels to effectively compete. We have been successful across retail, including grocery stores and supermarkets, foodservice, including coffee shops, cafés, restaurants and fast food, and e-commerce, both direct-to-consumer and through third-party platforms. Through this channel diversification, we are able to reach a broad consumer audience and appeal to the mainstream, while being able to shift product between channels in times of market disruption, such as adapting to changes caused by the COVID-19 pandemic.

Even though we operate in a competitive industry, we believe that we effectively compete with respect to each of the above factors. However, many companies in our industry have substantially greater financial resources, longer operating histories, broader product portfolios, broader market presence, longer standing relationships with distributors and suppliers, larger production and distribution capabilities, and higher measures of household penetration or brand recognition on an absolute level.

Intellectual Property

We own domestic and international trademarks and other proprietary rights that are important to our business. Depending upon the jurisdiction, trademarks are valid as long as they are used in the regular course of trade and/or their registrations are properly maintained. Our primary trademarks are OATLY, WOW NO COW and Post Milk Generation, all of which are registered or pending registration with the U.S. Patent and Trademark Office. Further to these, we strive to protect key elements of our marketing, signaling the commercial origin of our products and services. Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. We have a global approach to protecting our trademarks, designs, patents and other IP rights. The three primary trademarks currently are registered or pending registration in around 70 countries in the world. We believe the protection of our trademarks, designs, copyrights, patents, domain names, trade dress and trade secrets are important to our success. We believe the protection of our trademarks, designs, copyrights, patents, domain names, trade dress and trade secrets are important to our success. As of December 31, 2021, we had 24 registered trademarks and 22 pending trademark applications in the United States and around 1,900 registered trademarks, pending trademark applications or designations under the Madrid protocol globally. We take an active approach in defending and expanding the scope of protection of our trademarks with a vigilant global trademark watch. We further take decisive action against potential infringers both when it comes to registrations and actual use of marks confusingly similar to trademarks protected by us.

As of December 31, 2021, we had three issued patents and four pending patent applications in the United States and more than 90 issued patents or pending patent applications globally.

We consider the specifics of our marketing, promotions and products as a trade secret and information we wish to keep confidential. In addition, we consider proprietary information related to formulas, processes, know-how and methods used in our production and manufacturing as trade secrets, and information we wish to keep confidential.

Seasonality

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our rapid growth and impacted by COVID consumption dynamics. As our company continues to grow, we expect to see additional seasonality effects, especially within our food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods.

Government Regulation

Regulation of Conventional Food Products in the United States

Our products are regulated in the United States as conventional foods. As a manufacturer and distributor of food products, we, along with our distributors and ingredients and packaging suppliers, are subject to extensive laws and regulations by United States federal, state and local government authorities, including, among others, the FTC, the FDA, the U.S. Department of Agriculture, the U.S. Environmental Protection Agency, the U.S. Occupational Safety and Health Administration and similar state and local agencies. Under various statutes, these agencies regulate the manufacturing, preparation, quality control, import, export, packaging, labeling, storage, recordkeeping, marketing, advertising, promotion, distribution, safety, and/or adverse event reporting of conventional foods. In the United States, conventional food manufacturers must adhere to current good manufacturing practices and other standards requirements applicable to the production and distribution of conventional food products. In addition, we manufacture some of our products pursuant to special certification programs such as those for organic, kosher and non-GMO products, among others, and we must comply with strict standards imposed by federal, state and third-party certifying organizations with respect to these types of products and labeling claims.

The FDA regulates food products pursuant to the Federal Food, Drug, and Cosmetic Act and its implementing regulations. In addition, pursuant to the FDA Food Safety Modernization Act (“FSMA”), the FDA promulgates requirements intended to enhance food safety and prevent food contamination, including more frequent inspections and increased recordkeeping and traceability requirements. The FSMA also requires that imported foods adhere to the same quality standards as domestic foods, and provides the FDA with mandatory recall authority over food products that are mislabeled or misbranded. In addition, the FDA requires that certain nutrient and product information appear on product labels and that the labels and labeling be truthful, not misleading. Similarly, the FTC requires that marketing and advertising claims be truthful, not misleading, not deceptive to customers and substantiated by adequate scientific data. We are also restricted from making certain claims about our products without prior FDA approval, such as health claims or claims that our products treat, cure, mitigate or prevent disease (i.e., drug claims), except under certain limited exceptions.

Products that do not comply with applicable governmental or third-party regulations and standards may be considered adulterated or misbranded and subject, but not limited, to, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution. and import holds. Food product manufacturers and distributors that do not comply with applicable governmental or third-party regulations and standards may be issued injunctions, fines, civil penalties or face criminal prosecution.

Food production is also highly regulated by food safety laws and regulations. In the United States, the FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices (“cGMPs”) and supplier verification requirements. Our processing facilities, including those of our co-producers, are subject to periodic inspection by federal, state and local authorities.

Non-US Government Regulation

As we manufacture and distribute our food products in a number of markets outside of the United States, in particular Europe and Asia, we, along with our ingredient and packaging suppliers and distributors, are subject to a variety of foreign laws and government regulations applicable to food products. In the EU, food products are governed by Regulation (EC) No 178/2002, laying down the general principles and requirements of food law as well as the procedures in matters of food safety and establishing the EFSA (“General Food Law Regulation”). Food business operators in the EU are regulated by, among other authorities, the European Commission and EFSA, and national food safety authorities in EU member states.

Following the end of the transition period on December 31, 2020, due to the United Kingdom’s withdrawal from the EU, the United Kingdom’s food and feed safety policy is no longer automatically governed by EU law, even though certain EU legislation (including the General Food Law Regulation) has been retained. The United Kingdom Food Safety Authority, instead of the European Commission and EFSA, is responsible for supervision of applicable laws and regulations in the United Kingdom.

The General Food Law Regulation applies to all stages of production, processing and distribution of food with some exceptions and sets forth essential requirements with respect to food safety and traceability, determines food operators’ respective responsibilities, and establishes general principles which must be complied with such as risk analysis, precautionary and transparency principles. Food business operators must at all stages of production, processing and distribution within the businesses under their control ensure that foods satisfy the requirements of food law, in particular as to food safety, and must further ensure the traceability of food, the appropriate presentation of food, the provision of suitable food information and the prompt withdrawal or recall of unsafe food placed on the market.

The General Food Law Regulation also established the Rapid Alert System for Food and Feed (“RASFF”) to provide food control authorities with an effective tool to exchange information about measures taken responding to serious risks detected in relation to food. Consumers have access to a specific RASFF Consumers’ Portal, which provides information on food recalls and public health warnings.

Additionally, food business operations in the EU must ensure that their products and activities comply with European regulations governing the presentation, advertising and claims related to food products, in particular Regulation (EU) No 1169/2011 on the provision of food information to consumers, which, among other things, requires that the vast majority of pre-packed foods bear a nutrition declaration presenting the energy value and the amounts of fat, saturates, carbohydrates, sugars, proteins and salt of the food in a legible tabular format on the packaging. Nutrition claims (e.g. “low fat”) and health claims (i.e. any statement about a relationship between food and health) related to food are specifically regulated by Regulation (EU) No 1924/2006, which seeks to ensure that any claim made on a food’s labeling, presentation or advertising is clear, accurate and based on scientific evidence and does not mislead European consumers. Regulation (EU) No 432/2012, as amended, establishes a list of permitted health claims (other than those referring to the reduction of disease risk and to children’s development and health). Only health and nutrition claims that have been authorized by the European Commission, as included in the aforementioned regulations and a public EU register on nutrition and health claims, can be used. Food business operators must further ensure compliance with Regulation (EC) 1333/2008 on the rules on food additives (including conditions of use, labeling and procedures) and Regulation (EU) No 1308/2013, as complemented by European Commission Decision No. 2010/791, establishing a common organization of the markets in agricultural products, which provides specific requirements for some food products including specific limits to the use of the terms “milk” and “milk products.” The European Commission is also considering a number of food related initiatives that may impact the Company.  See Item 3.D. “Risk Factors – Risks Related to Regulation - Changes in existing laws or regulations, or the adoption of new laws or regulations may increase our costs and otherwise adversely affect our business, financial condition and results of operations.”

Even though EU regulations are directly applicable in all EU member states and, when specified, in the European Economic Area countries (“EEA”) (which in addition to the 27 EU member states also includes the three following countries Iceland, Liechtenstein and Norway), additional national laws and regulations may impose further requirements on food business operators.

If European or national regulatory authorities determine that the labeling, promotion, advertising and/or composition of food products is not in compliance with applicable laws or regulations, or if food business operators fail to comply with such applicable laws and regulations, civil remedies or penalties, such as fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of the products, or refusals to permit the import or export of products, as well as potential criminal sanctions may be ordered.  National (Member State) laws set forth applicable sanctions and penalties (including criminal sanctions), and national competent authorities determine enforcement measures.

In the People’s Republic of China, we are subject to the requirements of the China Food Safety Law and its implementing regulations. This law sets forth comprehensive statutory requirements governing the production, circulation, recall and import/export of food products in China. In addition, product information on our pre-packaged products must comply with the national standards on pre-packaged food labelling (GB 7718-2011) and pre-packaged food nutrition labelling (GB 28050-2011). Oatly oatmilk are also subject to the oatmilk category standard QBT 4221.

As is the case in the United States, requirements with respect to food production are set forth in each of the EU’s and the People’s Republic of China’s respective food safety legislation.

In other foreign countries where we sell our products we must comply with similar food safety requirements, including in the following areas:

•manufacturing;

•product standards;

•product safety;

•product safety reporting;

•marketing, sales, and distribution;

•packaging and labeling requirements;

•nutritional and health claims;

•advertising and promotion;

•post-market surveillance;

•import and export restrictions; and

•tariff regulations, duties, and tax requirements.

Insurance

We maintain commercial insurance programs with third parties in the areas of property and business interruption, product liability and excess liability, among others. Our ultimate exposure may be mitigated by amounts we expect to recover from third parties associated with such claims.

C.  Organizational Structure

The legal name of our company is Oatly Group AB and we are organized under the laws of Sweden. We have 27 wholly-owned subsidiaries. The Company’s principal subsidiaries as at December 31, 2021 are as follows:

Name	Country/place of registration and operations	Principal activities	Proportion of voting rights and shares held (directly or indirectly) (%)
Direct ownership
Cereal Base CEBA AB	Sweden	Holding	100%
Indirect ownership
Oatly AB	Sweden	Selling and production	100%
Oatly Sweden Operations & Supply AB	Sweden	Production	100%
Oatly UK Ltd.	United Kingdom	Selling	100%
Oatly UK Operations & Supply Ltd.	United Kingdom	Production	100%
Oatly Germany GmbH	Germany	Selling	100%
Oatly Norway AS	Norway	Selling	100%
Oy Oatly AB	Finland	Selling	100%
Oatly Netherlands BV	Netherlands	Selling	100%
Oatly Netherlands Operation & Supply BV	Netherlands	Production	100%
Oatly EMEA AB	Sweden	Selling	100%
Oatly Inc.	United States	Selling	100%
Oatly US Inc.	United States	Selling	100%
Oatly US Operations & Supply Inc.	United States	Production	100%
Havrekärnan AB	Sweden	Production	100%
Oatly Singapore Operations & Supply Pte Ltd.	Singapore	Production	100%
Oatly Hong Kong Holding Ltd.	Hong Kong, China	Selling	100%
Oatly Shanghai Co. Ltd.	China	Selling	100%
Oatly Food Co. Ltd.	China	Production	100%
Oatly Thousands of Island Co Ltd.	China	Production	100%

D.  Property, Plant and Equipment

Corporate Offices

Our headquarters are located at Jagaregatan 4, 211 19 Malmö, Sweden. All office spaces globally are leased: Malmö, London, Berlin, Helsinki, Amsterdam, New York City, Shanghai and Hong Kong.

Supply Chain Operations

We currently have six production facilities, two each in EMEA, Americas and Asia, respectively, and we have three additional facilities in various stages of construction and development to be completed in 2023.  We currently own an end-to-end factory in Landskrona, Sweden and oat base production facilities in our Millville, New Jersey factory. We lease a factory to produce our oat base in Vlissingen, the Netherlands and a facility in Singapore. We lease facilities for end-to-end production in Ogden, Utah and Ma’anshan, China. The Ogden, Utah, Singapore and Ma’anshan, China facility are all in various stages of ramping up production. We also entered into lease agreements for the facilities in Peterborough, United Kingdom, Fort Worth, USA and China (Asia III).  We are also investing in improvements to our existing facilities and manufacturing equipment.

For the three facilities under construction in Peterborough, United Kingdom, Fort Worth, USA and China (Asia III), our current best estimate is that we will invest approximately $300-350 million in 2022 related to these facilities.

With the new production facilities and capacity added in 2021, we expect to achieve an annualized run-rate output of approximately 900 million liters of finished goods equivalent of oat base capacity by the end of 2022. See Note 15 to our consolidated financial statements included elsewhere in this Annual Report for more details on leasing.

Innovation and Product Development

We lease a new product development center in Philadelphia (US) and a research and development facility in Lund (SE).

Financing

We are financing these expansions and improvements through a combination of cash, including the proceeds of our IPO, our credit facilities described under “—Credit Facilities” and the leasing arrangements described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Commitments.” We expect to continue to use this combination of financing to fund our continued expansion.

Item 4A.  Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion of our operating and financial review and prospects in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those contained in any forward-looking statements.

The information called for by this Item 5, regarding a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2019 has been reported previously in our final prospectus filed pursuant to Rule 424(b)(4) on May 21, 2021 under the Section “Management’s discussion and analysis of financial condition and results of operations,” which discussion is incorporated by reference herein.

A. Operating Results

Overview

We are the world’s original and largest oatmilk company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice creams, yogurts, cooking creams, spreads and on-the-go drinks. Since our founding, we have had a bold vision for a food system that is better for people and the planet. We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle and have not only positioned our brand to capitalize on the growing consumer interest in sustainable, plant-based foods and dairy alternatives, but we have become a driving force behind increased consumer awareness and transition from traditional dairy consumers to Oatly. We believe there is substantial opportunity to grow our consumer base, increase distribution and the velocity at which households purchase our products and disrupt the global dairy market of more than $600 billion in the retail channel alone.

Our products are sold through a variety of channels, from independent coffee shops to continent wide partnerships with established franchises like Starbucks, from food retailers like Target and Tesco to premium natural grocers and corner stores, as well as through e-commerce channels such as Alibaba’s Tmall.  More detailed information about our business is included under Item 4. “Information on the Company” of this Form 20-F.

On May 24, 2021, we completed our IPO of ADSs, in which we sold 64,688,000 ADSs, each representing one ordinary share, and the selling shareholders sold an aggregate of 32,344,400 ADSs, including 12,656,400 ADSs sold by the selling shareholders pursuant to the underwriters’ over-allotment option. The ADSs began trading on the Nasdaq Global Select Market on May 20, 2021. The ADSs were sold at an initial public offering price of $17.00 per share for net proceeds to the Company of approximately $1,037.3 million, after deducting underwriting discounts and commissions of $52.2 million and offering expenses of $10.1 million payable by us.

Components of Results of Operations and Trends and Other Factors Affecting our Business

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations and trends and other factors affecting our business.

Supply chain update

Historically, our growth has been constrained by our production capacity, as consumer demand for our products has outpaced our global capacity.  Our projects to increase production capacity, including at our Ogden, Utah facility, have been significantly impacted by the COVID-19 pandemic, as described below under “Impact of the COVID-19 Pandemic”.

For the year ended December 31, 2021, approximately 44% of our products were produced through the co-packing and complete outsourcing model, 35% through a hybrid model, and 21% through our own end-to-end manufacturing, respectively. For the year ended December 31, 2021, we reached a full year finished goods production volume output of approximately 470 million liters. Ultimately, we believe our long-term strategy of operating end-to-end manufacturing facilities delivers control over our footprint that is important to meet our standards of quality, sustainability and flexibility for innovation, while achieving more attractive production economics.

The majority of our capital expenditures for the year ended December 31, 2021 reflect our global, strategic production capacity investments, and we expect this to continue for the foreseeable future.

•	We doubled our oat base capacity in our hybrid facility in Vlissingen, the Netherlands during the first half of 2021 and continued to ramp up production during the second half of 2021.
•

In addition, we began production of oat base during the first quarter at our facility in Ogden, Utah (end-to-end manufacturing), which we shipped to a co-packer for filling. We continued the ramping up of our Ogden facility throughout the year ended December 31, 2021 with both oat base and in-house filling of chilled and ambient products and we expect the ramping up phase to continue in 2022.

•

We began start-up related activities at our new facility in Singapore (hybrid) in July and at our new facility in Ma’anshan in the Anhui province in eastern China (end-to-end manufacturing) during the fourth quarter of year 2021.  The ramp-up of these two facilities is expected to continue throughout 2022, with Singapore expected to reach steady-state production during the first half of 2022, while Ma’anshan is expected to continue to ramp up for the full year of 2022.

We expect that these expansions will, in the aggregate, result in approximately 900 million liters of finished goods equivalent of oat base capacity at the end of 2022. We plan to build three additional facilities in Peterborough, the United Kingdom, Fort Worth, Texas, and Asia. We are also investing in improvements to our existing facilities and manufacturing equipment. We are financing these expansions and improvements through a combination of cash, including the proceeds of our initial public offering in May 2021, our credit facilities described under “Credit Facilities” and the leasing arrangements described under “Contractual Obligations and Commitments”. In the year ended December 31, 2021, we invested $274 million, in property, plant and equipment to expand our production capacity.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic continued to impact our business operations and customer and consumer demand during 2021.  In response to the pandemic, governments and other authorities implemented significant measures in an effort to contain the spread of the virus.  While some of these restrictions eased in certain regions and markets during 2021 as vaccinations rates improved, new mutations of the COVID-19 virus have resulted in governments reimposing restrictions in many of the markets in which we operate our business.  In Asia and, in particular, as a result of China’s zero COVID-19 policy, more stringent measures such as regional lockdowns and travel restrictions were implemented during the second half of 2021 due to the Delta and Omicron variants of the virus.

Previously, during the second and third quarters of 2020, we experienced a deterioration in sales to coffee shops and other foodservice customers as stay-at-home orders became and remained more widespread. However, we also experienced an increase in retail demand beginning in the second quarter of 2020 as consumers shifted toward more at-home consumption, and we transitioned our distribution to meet this shift. We began to notice an improvement in the foodservice channel during the second half of 2020 as some of our key markets began to reduce some of the restrictions.  This foodservice channel improvement trend continued during 2021, however we have been impacted by the lockdown restrictions imposed in China as described above.

We have implemented and continue to practice a series of physical distancing and safety practices at our production facilities, which may result in increases in long-term operation costs. If we are forced to make further modifications or scale back hours of production in response to the pandemic, we expect our business, financial condition and results of operations would be materially adversely affected. To date, other than one closure for a few days at our Vlissingen facility in mid-April 2021, we have not closed any of our production facilities in response to the pandemic, but we have experienced delays in the construction and ramp-up of our new facilities in Singapore, Ma’anshan and Ogden as a result of COVID-19, and there can be no assurance that there will not be closures or additional delays in the future as a result of the COVID-19 pandemic. The ramp-up of new facilities has been impacted by disruption of global supply chain flows and travel restrictions, causing longer lead time of production equipment and spare parts and a difficulty of moving critical staff needed to the facilities during the construction and ramp-up phase as well as labor absenteeism as a result of the Omicron variant. The pandemic has also negatively impacted our rate of research and innovation, as we have experienced delays in tests and launches of our new products. Furthermore, suppliers are experiencing longer lead times for equipment and, recently, the situation with truckers in Canada and difficult weather conditions in North America has impacted the timing of rail transportation of oat supply for our supplier to our U.S. manufacturing locations.

The COVID-19 pandemic has impacted our business operations, results of operations and cash flows during 2021 and it is expected that this trend will continue into 2022 including: demand in the foodservice channel could be affected by the ongoing impact of COVID-19, including the resurgence of COVID-19 and related measures being implemented to reduce the spread of the virus; potential for our foodservice customers to close certain store locations due to imposed lockdowns or other restrictions; our supply chain and operations, including our capacity expansion projects, could continue to be impacted by distribution and other logistical issues including imposed travel restrictions; longer lead times for equipment; continued supply chain disruptions, including with respect to raw materials, resulting in higher inflationary pressure throughout the supply chain impacting our operations, cash flows and capacity expansion projects; and potential closure of our facilities or those of our suppliers, co-manufacturers or co-packers due to COVID-19.

In 2022, our global team will continue to focus on the controllable aspects of our business while navigating a challenging operating environment that we believe will include COVID restrictions and lockdowns in certain countries, risk of COVID-related absenteeism in our production facilities, significant supply chain delays and disruptions, and increased inflationary pressures. We are also closely monitoring the current conflict in Ukraine given the uncertainty this creates in Europe and more broadly. We do not directly procure goods or services from Russia or Ukraine. However, these two countries are large exporters of farm produce and fertilizer. This could indirectly impact the supply and pricing of certain ingredients for our products, such as rapeseed oil.

The environment remains highly uncertain, including the length of time needed to vaccinate a significant segment of the global population and effectiveness of the vaccines with respect to the variants of the virus, and we are continuing to closely monitor the impact of the COVID-19 pandemic on our business. See Item 3.D. “Risk Factors— The COVID-19 pandemic has had, and we expect will continue to have, certain negative impacts on our business, and these impacts may have a material adverse impact on our financial condition and results of operations.”

Sustainability at Oatly

Sustainability as our core value

Our vision is to be a once in a generation company that leads a global movement to reduce cow’s milk by half. Our aim is to make it easy for people to eat better and live healthier lives without recklessly taxing the planet’s resources. This focus on sustainability is a mindset that permeates across our company and helps us navigate business decisions. We have worked with and continue to work with farmers, suppliers, scientists and other partners across our supply chain to develop our products in a way that we believe is beneficial to our customers and the world around us, and we look to develop goals and targets that help us to deliver on these aims.

Our sustainability pillars and ambitions

Our sustainability ambitions and goals form a key part of our business strategy and operations. This work is led by leaders throughout our company, and managed by our Chief Sustainability Officer, whose role is to work with the Board and CEO to develop our sustainability strategy and to advise other leaders to integrate that strategy into their business strategies and actions. This work is focused around three pillars of action and that guide our sustainability endeavors. These three pillars are as follows:

Drive a food system shift

We seek to play our part in making the global food system more sustainable, in line with the United Nations Sustainable Development Goals (UN SDGs) and the Paris Agreement on Climate Change. As a significant buyer of oats globally, we aim to source oats in a responsible manner and work with suppliers and farmers to drive sustainability improvements associated with this crop. We undertake a number of initiatives to advance our mission, such as partnering with farmers and other supply chain stakeholders who look to carry out production practices with a high level of sustainability standards.

Set the example as a future company

We aim to provide benefits to our customers and other stakeholders by operating in a way that respects the planet, while creating a safe and inclusive workplace for our people. We are therefore advancing a number of initiatives, including developing further criteria for our factories in order to be sustainable, efficient, safe and inclusive.

Empower a plant-based revolution

We believe that our company and our products can play a key role in the “plant-based revolution”, by advocating for and developing public policy positions in relation to the benefits of plant-based foods. For example, we seek to raise awareness of these benefits through labelling our products with climate footprint information in Europe and through empowering consumers to make more sustainable food choices by calling for such labelling to become more commonplace.

Our reporting of our sustainability ambitions and objectives continues to evolve, as we work to increase the transparency of progress on such ambitions and objectives. We seek to demonstrate the alignment of our operations with certain UN SDGs and approach the structure of our reporting in a way that aligns with the metrics of the relevant standard of the Value Reporting Foundation’s Sustainability Accounting Standards Board (SASB), a globally recognized ESG-reporting framework.

Sustainability governance

Our sustainability program is developed and managed through considered interaction between our Chief Sustainability Officer, other department heads, CEO and overseen by our Board of Directors. Our Chief Sustainability Officer develops our sustainability programs, practices and goals in conjunction with our CEO and other business leaders, and these form the basis of our approach to sustainability at our company. These programs, practices and goals are overseen and monitored by the Nominating and Governance Committee of our Board of Directors, which is in turn required to report to the wider Board on matters of sustainability and corporate responsibility performance.

Our 2021 sustainability highlights

We are proud of our sustainability-related achievements and developments throughout 2021, and we are learning from sustainability-related challenges and opportunities as we continue to grow as a Company. One highlight is that we sourced 100% renewable electricity for our Ogden and Millville factories for the first time in 2021 and have continued to source renewable electricity at our plants in Vlissingen and Landskrona. While it is not currently feasible to meet all energy needs at all of our sites and production partner sites with renewable sources, we continue to aspire toward 100% renewable energy solutions for all of our production operations.

In 2021, we also continued to implement initiatives aimed at shifting the food system, including expanding our partnerships with farmers in the American Midwest. These partnerships encourage farmers to introduce oats into their crop rotation, a process that provides environmental benefits both with respect to soil health and economic opportunities for farmers. We continue to collect data with respect to the impacts on soil health of oat-based crop rotation as part of these partnerships and aim to take a science-based approach to consider the expansion of such initiatives to an increasing number of suppliers in North America.

We continue to require our employees to act in accordance with our code of conduct.  In 2021, we conducted mandatory training for all of our employees and executives on our code of conduct. We also include our business conduct and ethics guidelines in our employment contracts and in respect of our production partners, we expect them to either commit to comply with our code of conduct or present their own that is of a standard at least equal to ours. In addition, we have introduced and utilized a third-party assessment tool from EcoVadis to more actively partner with our suppliers on their sustainability efforts.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three geographic regions: EMEA, Americas and Asia. Our customers include retailers, e-commerce channels, coffee shops and other specialty providers within the foodservice industry.

EMEA has been our largest region to date, followed by Americas and Asia. Currently, our primary markets in EMEA are Sweden, the United Kingdom and Germany. In the Americas, substantially all of our revenue to date can be attributed to the United States, and in Asia, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers. In 2021, on a consolidated level, oatmilk accounted for over 91% of our revenue.

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported net revenue. We anticipate that these promotional activities could impact our net revenue and that changes in such activities could impact period-over-period results.

To date we have experienced accelerated demand and our revenue growth has historically been constrained by limitations in our production capacity. As noted above we are in the process of significantly increasing our capacity to support our continued expansion and revenue growth across our three geographic regions.

The following factors and trends in our business have driven net revenue growth over prior periods and are expected to be key drivers of our net revenue growth going forward:

•

Continue to expand household penetration to reach new consumers and increase the repeat purchase rates of existing consumers by continuing to invest in advertising and marketing to increase awareness of our brand and products.

•	Grow within food retail channels by increasing our distribution points with existing and new customers, capturing greater shelf space and continuing to drive velocity increases.

•

Expand footprint across the foodservice channel, including independent coffee shops and branded foodservice chains such as Starbucks, as we believe this will help encourage trial, drive consumer awareness of our brand and create strong pull into the food retail and e-commerce channels.

•

Scale our e-commerce capabilities by strategically partnering with leading third-party platforms and leveraging our own direct-to-consumer Oatly.com e-commerce platform to market our products and increase our reach.

•	Extend product offering through new product development within existing and new product categories to capture the market-specific consumer needs in each of the regions we operate in.

•	Enter new international markets through our proven foodservice-led strategy.

•	Expand global production capacity to meet consumer demand.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue, as a result of the scaling of our business and optimizing our production footprint.

Gross profit and margin

Gross profit consists of our net revenue less costs of goods sold. We have scaled and continue to scale our production significantly, with a priority on growth and meeting demand over gross profit and margin optimization. As we continue to expand production by moving production capacity closer to our customers and consumers, shifting towards hybrid and end-to-end production solutions, we expect to gradually improve our manufacturing operational performance and leverage the cost of our fixed production and staff costs, including a higher focus on procurement efficiencies through scale of purchasing and diversification of suppliers.

Operating expenses

Research and development expenses consist primarily of personnel related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products. We expect these expenses to increase somewhat in absolute dollars but to slightly decrease as a percentage of revenue as we continue to scale production.

Selling, general and administrative expenses include primarily personnel related expenses, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e., outbound shipping and handling costs for finished goods and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions. We expect selling, general and administrative expenses to increase in absolute dollars as we increase our expansion efforts to meet our product demand but to decrease as a percentage of revenue over time.

Other operating (expense)/income consists primarily of net foreign exchange gains (losses) on operating related activities.

Finance income and expense, net primarily consists of interest expense related to loans from credit institutions, interest expense on lease liabilities and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax benefit/(expense) represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Year Ended December 31,
	2021		2020
	(in thousands)	% of revenue	(in thousands)	% of revenue
Revenue	$643,190	100.0%	$421,351	100.0%
Cost of goods sold	(488,177)	(75.9)%	(292,107)	(69.3)%
Gross profit	$155,013	24.1%	$129,244	30.7%
Research and development expenses	(16,771)	(2.6)%	(6,831)	(1.6)%
Selling, general and administrative expenses	(353,929)	(55.0)%	(167,792)	(39.8)%
Other operating (expense)/income	1,944	0.3%	(1,714)	(0.4)%
Operating loss	(213,743)	(33.2)%	(47,093)	(11.2)%
Finance income and expenses, net	(1,305)	(0.2)%	(10,857)	(2.6)%
Loss before tax	(215,048)	(33.4)%	(57,950)	(13.8)%
Income tax benefit/(expense)	2,655	0.4%	(2,411)	(0.6)%
Loss for the year, attributable to shareholders of the parent	$(212,393)	(33.0)%	$(60,361)	(14.3)%

For the years ended December 31, 2021 and 2020

Revenue

Revenue increased by $221.8 million, or 52.6%, to $643.2 million for the year ended December 31, 2021, net of sales discounts, rebates and trade promotions, from $421.4 million for the year ended December 31, 2020, which was primarily a result of the additional supply coming from our existing and new facilities to meet the growing demand we have for our products. The foreign exchange benefit on revenues was approximately $23.2 million. The produced finished goods volume for the year 2021 amounted to 470 million liters compared to 299 million liters for last year, an increase of 57.0%.

This revenue growth was negatively impacted by several factors in the second half of the year, including lower than expected production output at the Company’s facility in Ogden, Utah due to a number of COVID-19 related and other factors that impacted the performance of the facility and lower than expected sales in Asia, primarily in China, as a result of foodservice location closures due to the COVID-19 variants.

The Company experienced broad-based growth across retail and foodservice sales channels for the year ended December 31, 2021. The foodservice channel has rebounded compared to prior year period with the reopening of on-premise outlets from the relaxation of COVID-19 restrictions in our key markets. For the year ended December 31, 2021 and 2020, the foodservice channel accounted for 34.7% and 25.7% of our revenue, respectively, and the retail channel accounted for 60.3% and 70.7% of our revenue, respectively.

EMEA, the Americas and Asia accounted for 52.3%, 28.0% and 19.7% of our total revenue in the year ended December 31, 2021, respectively, as compared to 63.5%, 23.7% and 12.7% of our total revenue in the year ended December 31, 2020.

As of December 31, 2021, our products were available at over 85,000 retail doors and over 79,000 foodservice doors.

In order to support the significant growth of the business, our employee headcount has increased significantly compared to prior year, growing from 792 employees as of December 31, 2020, to 1,615 employees as of December 31, 2021.

Cost of goods sold

Cost of goods sold increased by $196.1 million, or 67.1%, to $488.2 million for the year ended December 31, 2021 from $292.1 million for the year ended December 31, 2020. This increase was primarily the result of higher revenue across our three segments.

Inflationary pressure increased during the year, with more significant headwind in the latter part of 2021 compared to 2020 because of supply chain disruptions caused by the pandemic as well as a decrease in the yearly farm output of relevant ingredients for our products, such as oats and rapeseed oil. We experienced more significant levels of material cost inflation related to rapeseed oil. We expect higher prices for oats driven by the historically poor 2021 harvest in Canada to have a more significant impact in 2022. Oats account for approximately 10% of our cost of goods sold on a consolidated level. Rapeseed oil accounts for a minor portion of our total cost of goods sold.

We experienced an increase in freight costs driven by the effects of the pandemic, primarily in Americas and EMEA due to shortage in capacity, which also impacted our shipments from EMEA to Asia. We expect that the localization and expansion of our production capacity within the regions will help to offset some of these freight cost headwinds in the future.

Going into 2022, we expect inflationary pressure to impact our cost of goods sold more broadly, as oat prices and other commodity prices as well as packaging materials increase because of a number of different factors such as a poor harvest in Canada, supply chain disruptions more broadly and the recent geopolitical events impacting Russia and Ukraine. We also expect elevated inflationary levels related to labor, energy and co-packing.

Gross profit and margin

Gross profit increased by $25.8 million, or 19.9%, to $155.0 million for the year ended December 31, 2021 from $129.2 million for the year ended December 31, 2020. Gross margin decreased by 6.6%, to 24.1% for the year ended December 31, 2021 from 30.7% for the year ended December 31, 2020, which was primarily due to higher logistics expenses with 3.3 percentage points in EMEA and the Americas as well as higher container rates for our shipments from EMEA to Asia, a higher level of product promotions and a change in segment, channel and customer mix primarily in Americas offset by a positive channel and customer mix in Asia of 1.8 percentage points, higher depreciation expense of 1.7 percentage points primarily related to our new capacity investments, the product recall in EMEA (see the Company’s Form 6-K filed on November 17, 2021) and an asset impairment in EMEA related to an asset for which we have no alternative use at our Landskrona facility of 0.5 percentage points, 1.3 percentage points of other items, net, offset by a positive impact from foreign exchange of 2.0 percentage points.

Operating expenses

Research and development expenses increased by $9.9 million, or 145.5%, to $16.8 million for the year ended December 31, 2021 from $6.8 million for the year ended December 31, 2020 and as a percentage of revenues, 2.6% and 1.6%, respectively This increase was primarily due to an increase of $6.2 million in employee related expenses, which include $1.1 million in costs for the 2021 Incentive Award Plan (“2021 Plan”), due to higher headcount driven by our continuous investments in our innovation capabilities. There also were $2.0 million in increased costs relating to external consultants and other professional fees.

Selling, general and administrative expenses increased by $186.1 million, or 110.9%, to $353.9 million for the year ended December 31, 2021, from $167.8 million for the year ended December 31, 2020, and as a percentage of revenues 55.0% and 39.8%, respectively. This increase was primarily due to an increase of $65.2 million in employee related expenses, which include $22.9 million in costs for the 2021 Plan, as a result of increased headcount as we continue to invest in our growth and comply with our public company obligations. There also was $46.5 million in increased costs relating to external consultants, contractors, and other professional fees, of which $9.3 million is one-off costs related to our initial public offering, and $30.4 million is increased branding and marketing expenses, including our Super Bowl commercial and other marketing campaigns, as compared to lower branding and marketing activities in the prior year due to the COVID-19 pandemic. Customer distribution costs increased with $23.2 million mainly as a consequence of higher revenue, but also increased as percentage of revenue from 6.2% to 7.7%, due to a number of factors including higher freight rates and mix of sales.

Other operating income and (expenses), net primarily consists of foreign exchange gains and losses on operating items. Other operating income and (expenses), net for the for the year ended December 31, 2021 include net foreign exchange gains of $1.9 million compared to net foreign exchange losses of $1.7 million for the year ended December 31, 2020.

Finance income and expenses, net decreased by $9.6 million to net finance expenses of $1.3 million for the year ended December 31, 2021 from net finance expenses of $10.9 million for the year ended December 31, 2020. The decrease in net finance expenses was primarily due to an increase in net foreign exchange gains of $12.3 million. The foreign exchange gains and losses are mainly related to the revaluation of external and intercompany financing arrangements. The decrease in net finance expenses is partially offset by $3.6 million in increased lease interest expenses relating to our new leasing arrangements for production facilities in the UK, China, and US.  There was also an increase of $3.0 million in loan interest expenses compared to the prior year, and a decrease of $2.1 million in interest expenses relating to shareholder loans which were completely settled during 2021.

Income tax benefit/(expense) decreased by $5.1 million, or 210%, to a benefit of $2.7 million for the year ended December 31, 2021 from an expense of $2.4 million for the year ended December 31, 2020. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions. In the twelve-month period ended December 31, 2021, Oatly Group had a negative effective tax rate (“ETR”) of 1.23% based on a total pre-tax loss of $215.0 million. Unrecognized tax losses in Sweden is one of the main drivers of the ETR.

Seasonality

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our rapid growth and impacted by COVID consumption dynamics. As our company continues to grow, we expect to see additional seasonality effects, especially within our food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods.

Non-IFRS Financial Measures

We use EBITDA and Adjusted EBITDA as non-IFRS financial measure in assessing our operating performance and in our financial communications:

“EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, product recall expenses, asset impairment charge and IPO preparation and transaction costs.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•

Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;

•	Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•	Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•	Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•	Adjusted EBITDA does not reflect IPO preparation and transaction costs that reduce cash available to us;
•	Adjusted EBITDA excludes tangible asset impairment expenses and although these are non-cash expenses, the impaired asset may have to be replaced in the future increasing our cash requirements; and
•

Adjusted EBITDA does not reflect product recall expenses incurred in EMEA during the fourth quarter and although the product recall expenses to a large extent were non-cash expenses, the recalled products will have to be replaced in the future increasing our cash requirements;

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the period presented.

	Twelve months ended December 31,
	2021	2020
	(in thousands $)
Loss for the period attributable to shareholders of the parent	(212,393)	(60,361)
Income tax (benefit)/expense	(2,655)	2,411
Finance income and expenses, net	1,305	10,857
Depreciation and amortization expense	27,222	13,118
EBITDA	(186,521)	(33,975)
Share-based compensation expense	23,632	1,014
Product recall expenses[1]	1,654	—
Asset impairment charge[2]	4,970	—
IPO preparation and transaction costs	9,288	679
Adjusted EBITDA	(146,977)	(32,282)

(1)	Relates to recall of products in Sweden as previously communicated on November 17, 2021. See the Company’s Form 6-K filed on November 17, 2021.
(2)	Relates to an asset impairment charge of certain production equipment at our Landskrona production facility in Sweden for which we have no alternative use.

Segment Information

Our operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, who is our CEO. Our operating segments and reportable segments are EMEA, Asia and Americas. The CEO primarily uses a measure of earnings before interest, tax, depreciation and amortization (“EBITDA”) to assess the performance of the operating segments.

	Year Ended December 31, 2021
	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
	(in thousands $)
Revenue
Revenue from external customers	336,452	179,830	126,908	—	—	643,190
Intersegment revenue	89,460	908	—	—	(90,368)	—
Total segment revenue	425,912	180,738	126,908	—	(90,368)	643,190
Adjusted EBITDA	21,959	(44,560)	(16,480)	(107,896)	—	(146,977)
Share-based compensation expense	(3,780)	(2,963)	(4,192)	(12,697)	—	(23,632)
Product recall expenses[1]	(1,654)	—	—	—	—	(1,654)
Asset impairment charge[2]	(4,970)	—	—	—	—	(4,970)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	11,555	(47,523)	(20,672)	(129,881)	—	(186,521)
Finance income	—	—	—	—	—	14,435
Finance expenses	—	—	—	—	—	(15,740)
Depreciation and Amortization	—	—	—	—	—	(27,222)
Loss before tax	—	—	—	—	—	(215,048)

	Year Ended December 31, 2020
	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
	(in thousands $)
Revenue
Revenue from external customers	267,691	99,997	53,663	—	—	421,351
Intersegment revenue	35,208	230	—	—	(35,438)	—
Total segment revenue	302,899	100,227	53,663	—	(35,438)	421,351
Adjusted EBITDA	39,456	(25,117)	(2,141)	(44,480)	—	(32,282)
Share-based compensation expense	—	—	—	(1,014)	—	(1,014)
IPO preparation and transaction costs	—	—	—	(679)	—	(679)
EBITDA	39,456	(25,117)	(2,141)	(46,173)	—	(33,975)
Finance income	—	—	—	—	—	515
Finance expenses	—	—	—	—	—	(11,372)
Depreciation and Amortization	—	—	—	—	—	(13,118)
Loss before tax	—	—	—	—	—	(57,950)

*	Corporate consists of general overhead costs not allocated to the segments.
**	Eliminations refer to intersegment revenue for sales of products from EMEA and Americas to Asia.
(1)	Relates to recall of products in Sweden as previously communicated on November 17, 2021. See the Company’s Form 6-K filed on November 17, 2021.
(2)

Relates to an asset impairment charge of certain production equipment at our Landskrona production facility in Sweden for which we have no alternative use. Of the $5.0 million, $4.3 million relates to property, plant and equipment and $0.7 million relates to leases.

JOBS Act

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act and are permitted to and rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise be required beginning with our second annual report on Form 20-F, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

B.  Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity securities and from borrowings. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, to invest in our organizational capabilities to support our growth and for general corporate purposes. We expect to continue to use this combination of financing in addition to proceeds from our initial public offering to fund our continued expansion. We expect our net capital expenditures for 2022 to be in the range of $400 million to $500 million, related primarily to our third generation production facilities in each of our three segments. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. Any delays in our expected increase in production capacity, including as a result of the COVID-19 pandemic, could delay future capital expenditures. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Our primary sources of liquidity are our cash and cash equivalents, short term investments and our credit facilities. As of December 31, 2021, we had cash and cash equivalents of $295.6 million. Our cash and cash equivalents consist of cash in bank accounts and short-term deposits. Short-term deposits are time deposits and structured deposits.

In addition to the cash and cash equivalents, we have short-term investments with low risk and high liquidity. The investment portfolio consists of funds, bonds and certificates in USD and SEK with a market value equivalent of $249.9 million. Funds consist of primarily “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating debt-based securities with a short-term maturity. Bonds and certificates consist of corporate bonds and commercial papers.

In addition to the above, we had access to $391.1 million in undrawn bank facilities as of December 31, 2021.

Credit Facilities

In October 2019, we entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%. As of December 31, 2021, we had €4.7 million outstanding on the EIF Facility.

In November 2019, we entered into a credit agreement with Israel Discount Bank of New York (as amended in December 2020, the “IDB Facility”) for a total amount of $15 million. The IDB Facility was pre-terminated in June 2021.

In March 2020, we entered into a Subordinated Bridge Facilities Agreement with our majority shareholders that provided for three separate term loan facilities: one facility for SEK 145.2 million and two facilities for a total of €65.6 million (as amended, the “Bridge Facilities”). Of the $115.0 million aggregate principal amount of the Bridge Facilities outstanding, upon consummation of our initial public offering, $10.9 million was repaid in cash, and the remainder was converted into 6,124,004 ordinary shares.

In June 2020, we entered into a Sustainability Linked Loan agreement (the “SLL Agreement”) with Nordea Bank Abp, filial i Sverige, Coöperatieve Rabobank U.A., BNP Paribas SA, Bankfilial Sverige and Svensk Exportkredit including a term loan of SEK 725 million and a revolving credit facility of SEK 1.2 billion with an accordion option of another SEK 1 billion, subject to the fulfillment of certain conditions as well as at the lenders’ discretion. We repaid all amounts outstanding under the SLL Agreement in connection with our initial public offering in May 2021, and the SLL Agreement was replaced by the SRCF Agreement described below.

On April 14, 2021, we entered into a Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) with BNP Paribas SA, Bankfilial Sverige, Cooperative Rabobank U.A., Nordea Bank ABP, Filial I Sverige and Skandinaviska Enskilda Banken AB (publ) as Bookrunning Mandated Lead Arrangers, Barclays Bank Ireland PLC, J.P. Morgan AG and Morgan Stanley Bank International Limited as Mandated Lead Arrangers and Credit Suisse (Deutschland) Aktiengesellschaft as Lead Arranger and Skandinaviska Enskilda Banken AB (publ) as Agent and Security Agent, including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of $397.8 million) with an accordion option of another SEK 850 million (equivalent of $93.9 million), subject to the fulfilment of certain conditions and at the lenders’ discretion. The SRCF Agreement replaced the SLL Agreement at the closing of our IPO. The initial term of the SRCF Agreement is three years from the settlement date of our IPO, with an option to extend twice, for one additional year each at the lenders’ discretion. Borrowings under the SRCF Agreement are repayable at the end of the interest period to which that loan relates and carry an interest rate of the aggregate of the applicable margin and SONIA, LIBOR (with a rate switch to SOFR), STIBOR or EURIBOR, depending on the denominated currency, amounts loaned and if the denominated currency is a rate switch currency. Under the SRCF Agreement, we are subject to ongoing covenants such as tangible solvency, minimum EBITDA and liquidity requirements and, subject to the exercise of our conversion right relating to such covenants, total net leverage ratio. The covenant conversion right is subject to the provision of notice and no Event of Default (as defined in the SRCF Agreement) continuing at the relevant time, and it may be exercised at our discretion from December 31, 2023, and following such conversion, the existing tangible solvency, minimum EBITDA and liquidity covenants will fall away and be replaced with a total net leverage ratio. The SRCF Agreement also contains limitations on our ability to pay dividends until we exercise our covenant conversion right.  Furthermore, we are subject to non-financial covenants linked to sustainability measures.

On March 28, 2022, the SRCF Agreement was amended for the purpose of, among other things, (i) postponing the application of the minimum EBITDA financial covenant from the third quarter of 2022 to (A) the second quarter of 2023 or (B) provided that the Group has successfully raised capital of at least $400 million by December 31, 2022, the second quarter of 2024, (ii) lowering the applicable tangible solvency ratio financial covenant levels, and (iii) introducing further restrictions on dividends from the Company stipulating that, following the exercise of the covenant conversion right, in addition to the requirement that no Event of Default (as defined in the SRCF Agreement) is outstanding or would occur immediately thereafter, any dividend from the Company is subject to the total net leverage ratio being equal to or less than 1.00:1 immediately before and after the making of such dividend.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Year Ended December 31,
	2021	2020
	(in thousands)
Net cash flows used in operating activities	$(213,832)	$(44,308)
Net cash flows used in investing activities	$(544,328)	$(141,373)
Net cash flows from financing activities	$955,797	$273,907

Net cash used in operating activities

Net cash used in operating activities increased by $169.5 million to $213.8 million for the year ended December 31, 2021 from $44.3 million for the year ended December 31, 2020, which was primarily driven by a loss from operations as we continue to invest and scale our business to support our growth.

Net cash used in investing activities

Net cash used in investing activities increased by $403.0 million to $544.3 million for the year ended December 31, 2021 from $141.4 million for the year ended December 31, 2020, which was primarily driven by net purchase of short-term investments of $267.3 million and an increase of $139.5 million in investments in our production capacity to meet the growing demand for our products.

Net cash from financing activities

Net cash from financing activities increased by $681.9 million to $955.8 million for the year ended December 31, 2021 from $273.9 million for the year ended December 31, 2020. The increase in cash was due primarily to the net proceeds of $1,037.3 million from our initial public offering, proceeds from the exercise of warrants of $38.5 million, partially offset by a net decrease of liabilities to credit institutions and shareholders of $105.8 million.

Contractual Obligations and Commitments

We enter into contracts in the normal course of business with suppliers, primarily for production and packaging services. These contracts contain minimum purchase commitments. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used and fixed, minimum or variable price provisions. Historically, the Group’s annual purchase volumes have exceeded the minimum purchase commitments. For the year ended December 31, 2021, the Group had volume shortfalls during the transition to, and ramp-up of, new production facilities. The financial impact of the volume shortfalls was not material.

In addition, we have entered lease agreements for offices, production facilities and production equipment. Lease terms for properties are generally between one and ten years, except for our Ogden, Utah production facility, where extension options of 30 years have been included resulting in a total lease period of 40 years, for our Fort Worth, Texas production facility with a 20-year lease period, and for our Peterborough, UK production facility with a total lease period of 40 years having included two extension options of 10 years each. Furthermore, we have a lease agreement for land in China (Asia III) with a lease term of 50 years. Lease terms for production equipment are generally between one and seven years. Most of the extension and termination options held are exercisable only by us and not by the respective lessor. We have one lease agreement regarding production equipment in Ma’anshan, China under which our obligations collectively amount to $8.0 million for a term of six years, and the commencement date is expected to be in the first half of 2022. For our Ogden facility, we modified the lease agreement regarding the addition of two buildings and amended the original lease term. One of the two additional building leases commenced in June 2021. The second additional building lease has a commencement date of December 31, 2022, and the lease term, if all extension options are exercised, is 40 years and our obligation amounts to approximately $27.9 million for the fully extended lease term. We have one lease agreement regarding R&D premises in Lund, Sweden under which the Group’s obligation amounts to $13.8 million for a lease term of 15 years and the commencement date is September 1, 2023.

In addition to the lease agreements above, the Group is committed to two purchase agreements regarding production equipment in Peterborough, UK, under which the Group’s obligation amount to $68.5 million. The production equipment is expected to be delivered in 2022.

For additional information regarding our contractual commitments and contingencies, see Note 33 to our consolidated financial statements, which are included elsewhere in this Annual Report.

C.  Research and Development, Patents and Licenses, etc.

For a description of the Company’s research and development policies, see Item 4.B. “Business Overview” and discussions elsewhere in this Item 5. “Operating and Financial Review and Prospects.”

D.  Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.  Critical Accounting Estimates

See Note 4 to our consolidated financial statements, included elsewhere in this Annual Report, for a summary of our significant accounting policies, estimates and judgments.

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Toni Petersson	54	Chief Executive Officer, Board Member
Christian Hanke	53	Chief Financial Officer
Board Members
Fredrik Berg	42	Board Member
Steven Chu	74	Board Member
Ann Chung	40	Board Member
Bernard Hours	66	Board Member
Hannah Jones	54	Board Member
Mattias Klintemar	54	Board Member
Tomakin Lai	55	Board Member
Eric Melloul	53	Board Member
Frances Rathke	61	Board Member
Yawen Wu	39	Board Member
Tim Zhang	59	Board Member

Unless otherwise indicated, the current business addresses for our executive officers and the members of our Board of Directors is c/o Oatly Group AB, Jagaregatan 4 211 19 Malmö, Sweden.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Toni Petersson has served as our Chief Executive Officer since November 2012 and as a member of our Board of Directors since May 2021. Prior to joining the Company, Mr. Petersson founded several businesses, including a real estate company and companies in the hospitality industry before he served as the CEO of Boblbee from October 2009 to November 2012.

Christian Hanke has served as our Chief Financial Officer since March 2020. Prior to joining the Company, Mr. Hanke served as the Interim Chief Financial Officer and Vice President, Corporate Controller from March 2019 to March 2020 and Vice President, Corporate Controller of Autoliv from November 2016 to March 2019. Mr. Hanke served as the Vice President, Financial Controller of Nasdaq Stockholm overseeing the EMEA and Asia Finance function from April 2013 to November 2016. Mr. Hanke holds a Bachelor’s degree in Business Administration, with a concentration in Accounting, from Uppsala University. Mr. Hanke is a Certified Public Accountant.

Board Members

The following is a brief summary of the business experience of our board members.

Fredrik Berg has served as a member of our Board of Directors since July 2020. Mr. Berg has been an employee of our company since 2013 and currently serves as the employee representative on our Board of Directors in accordance with Swedish law.

Steven Chu has served as a member of our Board of Directors since May 2021. Mr. Chu has been a professor at Stanford University since 2013. He previously served as the Secretary of Energy at the U.S. Department of Energy from 2009 to 2013. Mr. Chu currently serves on the boards of directors of Zymergen Inc. and several private companies. He served on the Board of Directors of Nvidia Corporation from 2004 to 2009, the Okinawa Institute of Science and Technology from 2004 to 2009, the Hewlett Foundation from 2003 to 2009 and the University of Rochester from 1999 to 2009. He was director of the Lawrence Berkeley National Laboratory from 2004 to 2009. Previously, he was a professor of Physics and professor of Applied Physics at Stanford and worked at AT&T Bell Laboratories.  Mr. Chu holds a Bachelor of Science in Physics and a Bachelor of Arts in Mathematics from the University of Rochester. He also holds a Ph.D. in Physics and did a postdoctoral fellowship at the University of California, Berkeley. Mr. Chu was awarded the Nobel Prize in Physics in 1997. He has been a Member of the National Academy of Sciences since 1993 and is a member or foreign member of nine other academies. He has won numerous other awards, including 33 honorary university degrees.

Ann Chung has served as a member of our Board of Directors since July 2020. Ms. Chung has served as a Managing Director of The Blackstone Group since January 2020. She previously served as a Principal at Fremont Private Holdings from 2018 to 2019 and as a Principal at J.H. Whitney Capital Partners from 2013 to 2018. Ms. Chung served on the Board of Directors of CJ Foods, Inc. from 2014 to 2020, Confluence Outdoors from 2014 to 2018 and Accupac, Inc. from 2017 to 2018. Ms. Chung holds a Masters of Business Administration in Entrepreneurial Management and a Bachelor’s of Science in Commerce from the University of Virginia.

Bernard Hours has served as a member of our Board of Directors since March 2019. Mr. Hours has served as the President of Andros España and Chef Sam in Spain since January 2017. Mr. Hours also currently serves as the President of Metved Limited, a position he has held since December 2014. Prior to these roles, Mr. Hours served as the Chief Operating Officer of Danone S.A. from 2008 to 2014. Mr. Hours currently serves on the Board of Directors of Verlinvest since 2015. Previously, he served on Board of Directors of Essilor International from 2009 to 2019. Mr. Hours holds a degree in Business from HEC Paris.

Hannah Jones has served as a member of our Board of Directors since April 2021. Ms. Jones has served as the CEO of Earthshot Prize since June 2021. Previously, she served as President of Nike Innovation Labs and has held numerous positions at Nike since 1998, including as Chief Sustainability Officer and Senior Director of Corporate Social Responsibility EMEA. Ms. Jones served as a member of the Board of Directors, including serving on the Sustainability Committee, of People Against Dirty from 2013 to 2017. Ms. Jones has won numerous awards, including the C.K.Prahalad Award of Global Business Sustainability Leadership in 2013 and Fast Company #8 Most Creative People Award in 2010.

Mattias Klintemar has served as a member of our Board of Directors since November 2016. Mr. Klintemar has served as the Investment Director of Ostersjostiftelsen, or the Foundation for Eastern and European Studies, since May 2012. From 2010 to 2013, Mr. Klintemar served as the Chief Executive Officer of Morphic Technologies, and he served as the CFO of Hexaformer from 2006 to 2009 and between 1997 to 2005 he worked for the Nordic investment bank ABG Sundal Collier. Before that he served as Treasury and Financial controller for HSBC and before that as a senior auditor at Arthur Andersen. Mr. Klintemar has served as a member of the Board of Directors of Palette Life Sciences since 2018 and Moberg Pharma since 2015, including serving on its remuneration committee and audit committee, from April 2018 to April 2019. He also serves on the board for Biosergen and

Oncozenge since 2021. Mr. Klintemar has been a licensed Financial Advisor in Sweden since 2002. Mr. Klintemar holds a Bachelor’s degree in Accounting and Finance from Karlstad University.

Tomakin Lai has served as a member of our Board of Directors since April 2021. Mr. Lai has served on the Board of Directors for China Resources Enterprise, Limited since 2021 and the Vice President, Chief Financial Officer and Company Secretary of China Resources Enterprise, Limited since 2016 and joined this company in 2008. Prior to that, he served as the Financial Controller and Company Secretary of Zhong An Real Estate Limited (now known as Zhong An Group Limited) from January to September 2008 and the Financial Controller and Company Secretary of China Oriental Group Company Limited from 2004 to 2008. Mr. Lai is also a Fellow of a number of Chartered Accountant and similar bodies, including the Association of Chartered Certified Accountants, a Fellow of the Hong Kong Institute of Certified Public Accountants, the Chartered Governance Institute in the United Kingdom, the Institute of Internal Auditors, the Institute of Chartered Accountants in England and Wales. Mr. Lai has been a Certified Internal Auditor since 2012 and a Certified Information Systems Auditor since 2014. Mr. Lai has won several awards throughout his career, including Asia’s Best CFO (Investor Relations) in 2021, 2020 and 2019 by Corporate Governance Asia, the Best CFO (first place) in 2021 and 2019 and (second place) in 2020 in consumer staples of the All-Asia Executive Team Survey by Institutional Investor and the Best IR by CFO – Large Cap of the HKIRA 7th & 5th Investor Relations Awards by the Hong Kong Investor Relations Association in 2021 and 2019.

Eric Melloul has served as a member of our Board of Directors since November 2016. Mr. Melloul has served as a Managing Director for Verlinvest since August 2008. Prior to Verlinvest, Mr. Melloul served as Global Marketing VP and China Commercial Head for Anheuser-Busch InBev from 2003 to 2008 and as an Associate Partner at McKinsey & Company from 1999 to 2003. Mr. Melloul has served on the Board of Directors for Vita Coco (All Market Inc.), Hint Inc. and Mutti S.p.A.. Mr. Melloul holds a MPA from the Kennedy School at Harvard University and a Post Graduate Diploma from the London School of Economics and Political Science.

Frances Rathke has served as a member of our Board of Directors since May 2021. Ms. Rathke served as the CFO and Treasurer of Keurig Green Mountain, Inc. from 2003 to 2015, as well as the Strategic Advisor to the CEO in 2015, and she served as the CFO and Secretary from 1990 to 2000 and the Corporate Controller from 1989 to 1990 of Ben & Jerry’s Homemade, Inc. Ms. Rathke has served on the Board of Directors of Planet Fitness, Inc. since 2016. She also currently serves on the Board of Directors of several private companies, including Green Mountain Power Corporation, Northern New England Energy Corporation, John Hancock Investment Management, Flynn Center for Performing Arts and Citizen Cider Holding, Inc. Ms. Rathke holds a Bachelor’s of Science in Accounting and Business Administration from the University of Vermont and previously was a certified public accountant.

Yawen Wu has served as a member of our Board of Directors since January 2021. Ms. Wu joined China Resources in April 2012 as a Business Director of the Strategy Management Department of China Resources (Holdings) Company Limited, and Ms. Wu also serves as the Chief Executive Officer of China Resources Verlinvest Health Investment Limited. Ms. Wu currently is the General Manager of the Asset Management Department of China Resources Enterprise, Limited.

Tim Zhang has served as a member of our Board of Directors since April 2021. Mr. Zhang served as the Chief Investment Officer of China Resources Capital Management Limited since 2018. Prior to that, he served as a Managing Director of Mount Flag, LLC from 2015 to 2018, the Chief Operating Officer of China Merchants Capital Limited from 2012 to 2014 and a Managing Director at JPMorgan Securities (Asian Pacific) Limited from 2007 to 2011. Mr. Zhang served on the Board of Directors, including as a member of the Nomination and Compensation Committees, of HC Group Inc. since 2011, and Mr. Zhang also serves on the Board of Directors for several private companies, including Genesis Care Pty Ltd., Asia Food Growth Advisors Limited and CR Life Sciences Group Limited. Mr. Zhang also served on the Board of Directors for the US-China Green Energy Council, a non-profit organization, since 2017.

Appointment Rights

Pursuant to our shareholders’ agreement that terminated in connection with our IPO, certain of our shareholders had rights to appoint members of our Board of Directors. Our currently serving directors were nominated as follows:

•	Steven Chu, Tomakin Lai, Yawen Wu and Tim Zhang were nominated by China Resources (Holdings) Company Limited (“China Resources”);
•	Bernard Hours, Hannah Jones, Eric Melloul and Frances Rathke were nominated by Verlinvest S.A. (“Verlinvest”); and
•	Ann Chung was nominated by BXG Redhawk S.à.r.l.

Pursuant to our articles of association and nominating and corporate governance committee charter, certain of our shareholders have rights to appoint members of our Board of Directors. Pursuant to our articles of association, so long as Verlinvest and China Resources, directly or indirectly, hold at least 5%, 10% or 15% of the total number of our outstanding ordinary shares, respectively, then each of Verlinvest and China Resources has the right to appoint one, two or three board members, respectively, subject to Swedish law. Pursuant to our nominating and corporate governance committee charter, provided that Verlinvest or China Resources, directly or indirectly, owns more than 10% of our total outstanding ordinary shares, Verlinvest or China Resources shall appoint one director to the nominating and corporate governance committee, respectively. Further, pursuant to our nominating and corporate governance charter, provided that Verlinvest and China Resources, directly or indirectly, own more than 15% of our outstanding ordinary shares, if the percentage of directors of the board appointed by each of Verlinvest or China Resources (or their respective designated persons), respectively, is less than their respective percentage ownership of our total outstanding ordinary shares (which disregards any increase in shareholding through purchases in the open market or through a private placement), one independent director shall be proposed by Verlinvest and China Resources through their respective nominating and corporate governance committee members, to the extent permitted under Swedish law. The calculation of the ownership percentages described in this paragraph shall exclude any unvested or unexercised equity incentive awards, which are not entitled to voting.

B.  Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for the year ended December 31, 2021, as well as the amount we contributed to retirement benefit plans for our executive officers and members of our board.

Executive Officer, Non-Executive Director and Key Management Compensation

The compensation for our key management personnel is comprised of the following elements: base salary, bonus, statutory and contractual health and welfare benefits and statutory and contractual pension contributions. During and for the year ended December 31, 2021, the aggregate compensation accrued or paid to our other key management personnel as a group (12 individuals excluding our Chief Executive Officer and Board of Directors) was base pay of $4.3 million, variable pay of $0.7 million, pension costs of $0.7 million, and other remuneration of $0.1 million. We also recognized share-based compensation expense of $9.2 million for these 12 individuals for the year ended December 31, 2021, related to stock options granted in 2021; amount represents the expense recognized, in accordance with IFRS 2, based on the grant date fair value. Our non-executive directors and certain of our non-executive officers are paid board fees in connection with their service.

Our Chief Executive Officer and non-executive directors received the following compensation, accrued or paid, for the year ended December 31, 2021 (in USD):

	Year Ended December 31, 2021
USD	Base pay/Board fees		Other remuneration(1)	Pension costs	Share-based compensation expense(2)	Total remuneration 2021
Chief Executive Officer and Director
Toni Petersson	728,810	(3)	23,004	110,156	4,409,029	5,270,999
Non-Executive Directors
Bernard Hours	62,500		—	—	86,682	149,182
Frances Rathke	55,000		—	—	86,682	141,682
Steven Chu	55,000		—	—	86,682	141,682
Hannah Jones	46,667		—	—	86,682	133,349
Mattias Klintemar	70,833		—	—	—	70,833
Eric Melloul	57,666		—	—	—	57,666
Ann Chung	55,833		—	—	—	55,833
Yawen Wu	51,250		—	—	—	51,250
Tim Zhang	46,667		—	—	—	46,667
Tomakin Lai	40,000		—	—	—	40,000
Björn Öste(4)	35,833		—	—	—	35,833
Employee representatives
Fredrik Berg	N/A		N/A	N/A	N/A	N/A
Total	1,306,059		23,004	110,156	4,755,757	6,194,976

(1)	Other remuneration is comprised of car benefit, holiday allowance and health insurance.
(2)

Refers to stock options granted in 2021 for Mr. Petersson and RSUs granted in 2021 for certain non-executive directors, where amounts indicated. Amounts represent the expense recognized, in accordance with IFRS 2, in the income statement, based on the grant date fair value.

(3)

Includes compensation for service as Chief Executive Officer; Mr. Petersson does not receive compensation for his service as a director. In addition, Mr. Petersson declined to receive any variable bonus payment for 2021.

(4)	Björn Öste resigned from the Board of Directors, effective December 2021.

Mr. Petersson was granted stock options to purchase 1,867,647 shares in May 2021 with an exercise price of $17 per share. Mr. Hanke was granted stock options to purchase 147,059 shares in May 2021 with an exercise price of $17 per share. One-third of Mr. Petersson’s and Mr. Hanke’s stock options vest annually on the first, second and third anniversary after grant date, and the expiration date for each vested tranche of options is five years after the relevant vesting date.

Mr. Chu, Mr. Hours, Ms. Jones and Ms. Rathke each hold 8,235 RSUs granted in May 2021. The RSUs granted to these non-executive directors vest in full on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service through the date of such Annual General Meeting.

For share-based compensation information for the year ended December 31, 2021 for our executive officers and non-executive directors, see "2021 Incentive Award Plan" below and "Note 8 - Share-based payments" in the Notes to the Consolidated Financial Statements contained elsewhere in this Annual Report.

In December 2021, Oatly entered into a consulting agreement (the “Consulting Agreement”) with Bernard Hours, a non-executive director, pursuant to which Oatly agreed to pay a fixed rate of $0.1 million for services performed through June 2022 pursuant to the Consulting Agreement. No amounts were paid to Mr. Hours in 2021.

Executive Officer Employment Arrangements

Our executive officers are party to employment agreements with the Company. These agreements include customary terms of employment, including compensation and benefits and provide for benefits upon a termination of service. In addition, these agreements each contain customary provisions regarding noncompetition, non-solicitation, confidentiality of information and assignment of inventions.

Incentive Programs

2021 Incentive Award Plan

In connection with our IPO, we adopted the 2021 Plan, which became effective on May 6, 2021 (the “effective date”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below.

Share reserve

Under the 2021 Plan, 69,496,515 Shares are reserved for grants pursuant to a variety of share-based compensation awards, including share options, share appreciation rights (“SARs”), restricted share unit awards, performance bonus awards, performance share unit awards, dividend equivalents, other share-based awards, and other cash-based awards; provided, however, that no more than 69,496,515 Shares may be issued upon the exercise of incentive share options. “Shares” means, as determined by the administrator, (i) ordinary shares, (ii) an equivalent number of American Depositary Shares or (iii) a warrant entitling the holder to the subscription of one ordinary share against the (at the time) quota value of such ordinary share.

The following counting provisions are in effect for the Share reserve under the 2021 Plan:

•

to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of Shares, any Shares subject to the award at such time will be available for future grants under the 2021 Plan;

•

to the extent Shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2021 Plan, such tendered or withheld Shares will be available for future grants under the 2021 Plan, provided it is permitted under applicable law;

•

to the extent Shares subject to stock appreciation rights are not issued in connection with the settlement of stock appreciation rights on exercise thereof, such Shares will be available for future grants under the 2021 Plan;

•	any Shares that are subject to awards that may only be settled in cash will not be counted against the Shares available for issuance under the 2021 Plan; and
•

to the extent permitted by applicable law or any exchange rule, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the Shares available for issuance under the 2021 Plan.

In connection with our IPO, we granted an aggregate of 8,124,776 share options and restricted share unit awards out of the 2021 Plan to certain of our employees, directors and full-time consultants, of which 2,055,881 awards were granted, based on a price of $17.00 per ADS, to our executive officers and certain of our directors in May 2021. In November 2021, we granted an aggregate of 710,431 share options and restricted share unit awards out of the 2021 Plan, based on a price of $9.92 per ADS, to certain of our employees and full-time consultants. Such awards shall vest in equal installments over three years from the date of grant for our executive officers and one year for our directors, subject to the terms and conditions of the 2021 Plan.

Administration

The remuneration committee of our Board of Directors administers the 2021 Plan unless our Board of Directors assumes authority for administration. To the extent required to comply with the provisions of Rule 16b-3 (“Rule 16b-3”) under the Exchange Act, each member of the remuneration committee will be, at the time the committee takes any action with respect to an award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3. The 2021 Plan provides that the board or remuneration committee may delegate its powers under the 2021 Plan; provided, however, in no event may one of our officers or any of our subsidiaries be delegated the authority to grant awards to, or amend awards held by: (i) individuals who are subject to Section 16 of the Exchange Act, or (ii) any of our officers or any of our subsidiaries or directors to whom authority to grant or amend awards has been delegated.

Subject to the terms and conditions of the 2021 Plan, the administrator has the authority, subject to any limitations conferred by applicable law or any resolution of the shareholders from time to time, to select the persons to whom awards are to be made, to determine the number of Shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to, subject to any limitations conferred by applicable law or any resolution of our shareholders from time to time, adopt, amend or rescind rules relating to administration of the 2021 Plan. Our Board of Directors may at any time remove the delegated committee as the administrator and revest in itself the authority to administer the 2021 Plan.

Eligibility

Options, SARs, restricted share units and all other share-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive share options (“ISOs”).

Awards

The 2021 Plan provides that the administrator may grant or issue share options, SARs, restricted share units, other share- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonstatutory share options (“NSOs”) will provide for the right to purchase Shares at a specified price that may not be less than fair market value on the date of grant and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•

Incentive share options (“ISOs”) will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a Share on the date of grant, may only be granted to employees and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our share capital, the 2021 Plan provides that the exercise price must be at least 110% of the fair market value of a Share on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•

Restricted share units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Restricted share units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Shares underlying restricted share units will not be issued until the restricted share units have vested, and recipients of restricted share units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.
•

Share appreciation rights (“SARs”) may be granted in connection with share options or other awards, or separately. SARs granted in connection with share options or other awards typically will provide for payments to the holder based upon increases in the price of our Shares over a set exercise price. The exercise price of any SAR granted under the 2021 Plan must be at least 100% of the fair market value of a Share on the date of grant. SARs under the 2021 Plan will be settled in cash or Shares, or in a combination of both, at the election of the administrator.

•

Other Share or cash-based awards are awards of cash, Shares and other awards valued wholly or partially by referring to, or otherwise based on, Shares. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other Share or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

•

Dividend equivalents represent the right to receive the equivalent value of dividends paid on Shares and may be granted alone or in tandem with awards other than share options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to awards subject to vesting will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the award vests.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in control

In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2021 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2021 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of awards

In the event of any extraordinary share dividend or other value transfer, share split, reverse share split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding Shares or the price of our Shares that would require adjustments to the 2021 Plan or any awards under the 2021 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator may make appropriate, proportionate adjustments to: (i) the aggregate number and type of Shares subject to the 2021 Plan; (ii) the number and kind of Shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per Share of any outstanding awards under the 2021 Plan.

Non-U.S. Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to addresses governmental or regulatory law, rules, regulations or customs, non-U.S. securities exchange requirements or other regulatory exemptions or approvals of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares, allow our ordinary shares that meet specified conditions to be repurchased, allow a “market sell order” or such other consideration as it deems suitable.

Amendment and termination

The administrator may terminate, amend or modify the 2021 Plan at any time and from time to time. However, we must generally obtain the shareholders’ approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). No amendment, other than an increase to the share limit, pursuant to an adjustment, or to comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended, may materially and adversely affect any award outstanding at the time of such amendment without the affected participant’s consent. No award may be granted pursuant to the 2021 Plan after the tenth anniversary of the effective date, provided, however, no incentive share options may be granted pursuant to the 2021 Plan after the tenth anniversary of the earlier of (i) the date the 2021 Plan was adopted by us and (ii) the date the 2021 Plan was approved by our shareholders. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.

Insurance and Indemnification

We have entered into an indemnification agreement with each of our directors, executive officers, and certain other employees. The indemnification agreements require us to indemnify our directors and officers to the fullest extent permitted by Swedish law.

In addition to such indemnification, we provide our directors and executive officers with directors’ and officers’ lability insurance.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C.  Board Practices

Composition of our Board of Directors

Our Board of Directors currently consists of twelve members. Our Board has determined that Steven Chu, Ann Chung, Bernard Hours, Hannah Jones, Mattias Klintemar, Tomakin Lai, Eric Melloul, Frances Rathke, Yawen Wu and Tim Zhang do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. There are no family relationships among any of our directors or executive officers.

Board of Directors

Powers of the Directors

Our Board of Directors directs our policy and supervises the performance of our chief executive officer and his actions. Our Board of Directors may exercise all powers that are not required under the Swedish Companies Act or under our articles of association to be exercised or taken by our shareholders.

Number of Directors

Our articles of association provide that our Board of Directors shall consist of three to thirteen members with no more than five deputy board members. Our Board of Directors currently has twelve members.  Members shall serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such member was appointed, provided that the term of each member of the board shall continue until the election of his or her successor and be subject to his or her earlier death, resignation or removal.

For information as to shareholder appointment rights, see Item 6.A. “Appointment Rights.”

Removal of Directors

Under the Swedish Companies Act, directors appointed at a general meeting may be removed by a resolution adopted at a general meeting, upon the affirmative vote of a simple majority of the votes cast.

Vacancies on the Board of Directors

Under the Swedish Companies Act, if a board member’s tenure should terminate prematurely, the other members of the Board of Directors shall take measures to appoint a new director for the remainder of the term, unless the outgoing board member was an employee representative. If the outgoing board member was elected by the shareholders, then the election of a new board member may be deferred until the time of the next annual general meeting, providing there are enough remaining board members to constitute a quorum.

Duties of Board Members and Conflicts of Interest

Pursuant to the Swedish Companies Act, the Board of Directors is responsible for the organization of the Company and the management of the Company’s affairs, which means that the Board of Directors is responsible for, among other things, setting targets and strategies, securing routines and systems for evaluation of established targets, continuously assessing the financial position and profits and evaluating the operating management. Under Swedish law, members of our board have a duty of loyalty to act honestly, in good faith and with a view to our best interests. The members of our board also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, the members of our board must ensure compliance with our articles of association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by a member of our board is breached.

Audit committee

Listing requirements

We must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

Audit committee role

The audit committee, which consists of Ann Chung, Mattias Klintemar and Frances Rathke, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Frances Rathke serves as Chairman of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Frances Rathke is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Ann Chung, Mattias Klintemar and Frances Rathke satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and Nasdaq. The audit committee is governed by a charter that complies with Nasdaq rules.

The audit committee is responsible for:

•	recommending to the board (as permitted pursuant to the applicable instructions under Rule 10A-3) the appointment of the independent auditor to the general meeting of shareholders;

•

recommending to the board the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;
•

reviewing and discussing with the board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports and the public disclosure of our quarterly earnings releases;

•	reviewing the Company’s policies with respect to risk assessment and risk management and overseeing management of the Company’s enterprise risk, including financial and cybersecurity risks.
•

reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•	approving or ratifying any related party transaction (as defined in our related party transaction policy) in accordance with our related party transaction policy.

The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event meets at least four times per year. The audit committee meets at least once per year with our independent accountant, without our executive officers being present.

Remuneration committee

The remuneration committee, which consists of Mattias Klintemar, Eric Melloul and Yawen Wu, assists the board in determining executive officer compensation. Mattias Klintemar serves as Chairman of the committee. The committee recommends to the board for determination the compensation of each of our executive officers.

The remuneration committee is responsible for:

•	identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;
•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;
•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;
•

determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally;

•	review and make recommendations to the board regarding director compensation, subject to any applicable shareholder approval requirements pursuant to Swedish law; and
•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominating and corporate governance committee

The nominating and corporate governance committee, which consists of Steven Chu, Hannah Jones and Tim Zhang, assists our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Steven Chu serves as Chairman of the committee.

The nominating and corporate governance committee is responsible for:

•	identifying individuals qualified to become members of our board and ensuring these individuals have the requisite expertise with sufficiently diverse and independent backgrounds;
•	reviewing and evaluating the composition, function and duties of our board;
•	recommending nominees for selection to our board and its corresponding committees;
•	making recommendations to the board as to determinations of board member independence;
•	leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;
•	overseeing our efforts with regard to environmental, social and governance matters; and
•

developing and recommending to the board our rules governing the board and Business Conduct and Ethics Guidelines and reviewing and reassessing the adequacy of such rules governing the board and Business Conduct and Ethics Guidelines and recommending any proposed changes to the board.

D.  Employees

As of December 31, 2021, we had 1,615 employees. The Company also employs a significant number of consultants. During the year ended December 31, 2021, we employed an average of 310 consultants.

The table below sets out the number of employees by geography:

Geography	As of December 31, 2021	As of December 31, 2020
EMEA[1]	826	553
United States	379	163
Asia[2]	410	76
Total	1,615	792

(1)	The majority of our EMEA employees are located in Sweden.
(2)	Asia employees primarily based in Shanghai, Hong Kong and Singapore.

The table below sets out the number of employees by category of activity:

Department	As of December 31, 2021	As of December 31, 2020
Production, supply chain and operations	774	349
Sales	315	167
Finance	113	58
Innovation management and research and development	104	54
Marketing and branding	148	99
Other [1]	161	65
Total	1,615	792

(1)	“Other” includes Corporate Management, IT, HR and Sustainability & Internal Communication.

In line with industry standards in the country of employment, our employees maintain a range of relationships with union groups.

We have not previously experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.   Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation—Incentive Programs.”

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
•	each of our executive officers and our Board of Directors; and
•	all of our executive officers and our Board of Directors as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 31, 2022 through the exercise of any option, restricted stock unit and warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is Oatly Group AB, Jagaregatan 4 211 19 Malmö, Sweden.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of beneficial owner	Number	%
5% or Greater Shareholders
Nativus Company Limited(1)	271,763,953	45.9%
Blackstone Funds(2)	39,778,182	6.7%

Executive Officers and Board Members
Toni Petersson(3)	9,281,355	1.6%
Christian Hanke(4)	893,209	*
Fredrik Berg	—	—
Steven Chu(5)	8,235	*
Ann Chung	—	—
Bernard Hours(6)	33,507	*
Hannah Jones(5)	8,235	*
Mattias Klintemar	—	—
Tomakin Lai	—	—
Eric Melloul	58,482	*
Frances Rathke(5)	8,235	*
Yawen Wu	—	—
Tim Zhang	—	—
All executive officers and board members as a group (13 persons)	10,291,258	1.7%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)

Based solely on a Schedule 13G filed with the SEC on February 14, 2022, Nativus Company Limited directly holds 271,763,953 shares of the Company. Nativus Company Limited is a wholly owned subsidiary of China Resources Verlinvest Health Investment Limited (“CRVV”), a limited company incorporated in Hong Kong and a joint venture that is 50% owned by Verlinvest S.A., a company incorporated in Belgium, and 50% owned by Blossom Key (Hong Kong) Holdings Limited, a limited company incorporated in Hong Kong. Each of Nativus Company Limited and CRVV have sole voting and dispositive power over 271,763,953 ordinary shares. Blossom Key (Hong Kong) Holdings Limited is a wholly owned subsidiary of CRH (CRE) Limited. CRH (CRE) Limited is a wholly owned subsidiary of China Resources (Holdings) Company Limited. CRC Bluesky Limited holds substantially all the voting shares in China Resources (Holdings) Company Limited. CRC Bluesky Limited is a wholly owned subsidiary of China Resources Inc. China Resources Company Limited holds substantially all the shares in China Resources Inc. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of the People’s Republic of China perform the duty of investor (as to 90.0222% and 9.9778%, respectively) of China Resources Company Limited on behalf of the State Council of the People’s Republic of China. Each of Blossom Key (Hong Kong) Holdings Limited, CRH (CRE) Limited, China Resources (Holdings) Company Limited, CRC Bluesky Limited, China Resources Inc., China Resources Company Limited and Verlinvest S.A. have shared voting and dispositive power over 271,763,953 ordinary shares. The address for Nativus Company Limited is 39F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong and the address for CRVV is 39F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong.

(2)

Based solely on a Schedule 13G filed with the SEC on February 11, 2022, represents 39,402,666 ordinary shares directly held by BXG Redhawk S.à r.l. and 375,516 ordinary shares directly held by BXG SPV ESC (CYM) L.P. (together, the “Blackstone Funds”). BXG Redhawk S.à r.l. is controlled by BXG Redhawk Holdings (CYM) L.P., the general partner of which is BXG Holdings Manager L.L.C. Blackstone Growth Associates L.P. is the managing member of BXG Holdings Manager L.L.C and BXGA L.L.C. is the general partner of Blackstone Growth Associates L.P. Blackstone Holdings II L.P. is the managing member of BXGA L.L.C. The general partner of BXG SPV ESC (CYM) L.P. is BXG Side-by-Side GP L.L.C. Blackstone Holdings II L.P. is the sole member of BXG Side-by-Side GP L.L.C. Blackstone Holdings I/II GP L.L.C. is

the general partner of Blackstone Holdings II L.P. The Blackstone Group Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. BXG Redhawk S.à r.l. has sole voting and dispositive power over 39,402,666 ordinary shares. Each of BXG SPV ESC (CYM) L.P. and BXG Side-by-Side GP L.L.C. have sole voting and dispositive power over 375,516 ordinary shares. BXG Redhawk Holdings (CYM) L.P., BXG Holdings Manager L.L.C., Blackstone Growth Associates L.P. and BXGA L.L.C. have shared voting and dispositive power over 39,402,666 ordinary shares. Each of Blackstone Holdings II L.P., Blackstone Holdings I/II GP L.L.C. Blackstone Inc., Blackstone Group Management L.L.C. and Stephen A. Schwarzman have sole voting and dispositive power over 39,778,182 ordinary shares. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than the Blackstone Funds to the extent of their direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154; provided that the address of BXG Redhawk S.à r.l. is 2-4, rue Eugène Ruppert, L-2453 Luxembourg, Grand Duchy of Luxembourg.

(3)	Represents 9,281,355 ordinary shares, including 622,549 stock options that will become immediately exercisable within 60 days of March 31, 2022.
(4)	Represents 893,209 ordinary shares, including 49,019 stock options that will become immediately exercisable within 60 days of March 31, 2022.
(5)	Represents, for each of Steven Chu, Hannah Jones, and Frances Rathke, 8,235 restricted stock units vesting at the Company’s next Annual General Meeting of Shareholders.
(6)	Represents 33,507 ordinary shares, including 8,235 restricted stock units vesting at the Company’s next Annual General Meeting of Shareholders.

According to the depositary, as of March 31, 2022, the Company had no registered holders of its ADSs with addresses in the United States, excluding any of the Company’s ADSs held by Cede & Co. as a nominee for the Depository Trust Company, whose shareholding represented all of the ADSs outstanding as of that date and approximately 36% of the Company’s outstanding ordinary shares as of that date. According to our registrar, as of December 31, 2021, there were ten registered holders of our ordinary shares with addresses in the United States representing approximately 88.52% of our outstanding ordinary shares as of that date. Because some of the Company’s ADSs and ordinary shares are held through brokers or other nominees, the number of record holders of the Company’s ADSs or ordinary shares with addresses in the United States may be fewer than the number of beneficial owners of ADSs and ordinary shares in the United States.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2021. For a description of our agreements with our executive officers and certain of our directors, see Item 6.B. “Director, Senior Management and Employees—Compensation—Executive Officer Employment Arrangements.”

Registration Rights Agreement

In May 2021, we entered into a Registration Rights Agreement with Nativus Company Limited, BXG Redhawk S.à r.l. and certain of our other shareholders (the “Registration Rights Agreement”), pursuant to which such investors have certain demand registration rights, short-form registration rights and piggyback registration rights and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

Additional Listing Agreement

On February 9, 2021, we entered into an agreement with our shareholders to, subject to certain conditions, seek an additional listing (the “Additional Listing”) of our ordinary shares or ADSs on the Hong Kong Stock Exchange (the “Additional Listing Agreement”). Pursuant to the terms of the Additional Listing Agreement, in the event that (i) our status as a publicly listed company in the United States has or results in a material adverse effect (as described below) as a result of the status of our shareholders or their affiliates as being owned or controlled by, or otherwise affiliated with, a foreign state, government or political party (or perceived as such), at any time for so long as such material adverse effect subsists or (ii) at any time, and from time to time, after the second anniversary of the completion of our IPO, we generate more than 25% of our revenue from sales in the Asia-Pacific region for each of two consecutive fiscal quarters, then, upon a written request by China Resources or its affiliates holding or beneficially owning our ordinary shares, we shall promptly seek an additional listing on the Hong Kong Stock Exchange. Nativus Company Limited, our largest shareholder, is a wholly owned subsidiary of CRVV, which is a joint venture that is 50% owned by Verlinvest S.A. and 50% owned by Blossom Key (Hong Kong) Holdings Limited. Blossom Key (Hong Kong) Holdings Limited is indirectly and wholly owned by CR Holdings, and CR Holdings is indirectly and wholly owned by China Resources Company Limited. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of the People’s Republic of China perform the duty of investor (as to 90.0222% and 9.9778% respectively) of China Resources Company Limited on behalf of the State Council.

A “material adverse effect” means any (i) restriction on the ability of any director appointed or nominated by China Resources or its affiliates to receive information otherwise available to our other directors, or share such information with CRVV and China Resources or its affiliates, (ii) requirement or request from any U.S. governmental authority, or as a result of any applicable law or regulation, for any shareholder or beneficial owner of us or CRVV or its affiliates to divest any of its direct or indirect shareholdings or interest in any of us, CRVV or their respective affiliates, (iii) suspension of trading of our shares, (iv) prohibition or restriction on the investment, trading, purchase, ownership, or providing or obtaining any economic exposure, with respect to any securities or interest in us, CRVV or their respective affiliates, or (v) the directors appointed or to be appointed by China Resources, Nativus Company Limited or their respective affiliates on our Board of Directors in connection with our IPO are disqualified, suspended or otherwise restricted from exercising their powers, rights, duties, authorities or responsibilities as directors, as required or requested from any U.S. governmental authority, or as a result of any applicable law or regulation or any U.S. measures, provided that China Resources, Nativus Company Limited or their respective affiliates, as the case may be, has used reasonable efforts but fails to replace such directors with persons nominated by China Resources, Nativus Company Limited or their respective affiliates, as the case may be, who are not restricted from exercising their powers, rights, duties, authorities or responsibilities as directors, or would not be able to do so in any event even if reasonable efforts were to be used, other than where any of the events in (i) through (v) above occur as a result of any voluntary action or step taken by China Resources or its affiliates. As of the date of this Annual Report, we are not aware of any existing or contemplated laws, regulations or policies that, in light of our current and planned operations and composition of management, directors and shareholders, would or could reasonably likely result in a material adverse effect.

Pursuant to the terms of the Additional Listing Agreement, we shall not be required to pursue an Additional Listing if: (i) (a) China Resources and its affiliates no longer beneficially own at least 15% of the voting power of our total issued and outstanding shares immediately after the consummation of our IPO (excluding any unvested or unexercised equity incentive awards, which are not entitled to voting) or (b) the voting power of our shares beneficially owned, in the aggregate, by China Resources and its affiliates is lower than that of Verlinvest S.A. and its affiliates or (ii) our Board of Directors determines that seeking or maintaining the Additional Listing would reasonably be expected to have a material adverse impact on the valuation of Oatly or our overall operations.

Bridge Facilities

During 2020, the Group received a shareholder loan of $87.8 million. The loan was received between January to April 2020. The loan had a nominal interest rate of 15%. The effective interest rate at the dates of receiving the loan was 10% and the difference between the nominal interest rate and the effective interest rate was recognized in equity as a transaction with shareholders at a value of $3.7 million. The loan was originally issued partly in SEK and partly in EUR. At the end of May 2020, the loan was renegotiated, which resulted in half of the EUR amount being converted to USD. The effective interest rate for the USD amount at the time of renegotiation was 8% and the renegotiation resulted in a loss of $0.3 million when derecognizing the EUR part converted to USD. The cost was recognized as a finance cost.

In April 2021, the Company and the majority shareholders extended the final repayment date of the Bridge Facilities from April 1, 2021 to the earlier of (a) the date of settlement in respect of the initial public offering of shares (or related instruments) in Oatly Group AB in the U.S. and (b) August 17, 2021. In May 2021, $10.9 million was repaid in cash, and the remainder was converted into 6,124,004 ordinary shares at a price equal to the public price in the initial public offering.

Distribution Arrangement

For the year ended December 31, 2021, Oatly paid $0.3 million pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of our Board of Directors, is a 57% owner.

Related Party Transaction Policy

Our Board of Directors has adopted a written related party transaction policy to set forth the policies and procedures for the review and approval or ratification of related party transactions. Under our related party transaction policy, any related party transaction, including all relevant facts and circumstances, must be reviewed and approved or ratified by the audit committee. Such review shall assess whether if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, the extent of the related party’s interest in the transaction and shall also take into account the conflicts of interest and/or corporate opportunity provisions of our organizational documents and Business Conduct and Ethics Guidelines and, where the related party involves a director or director nominee, whether the related party transaction will impair the director or director nominee’s independence under the rules and regulations of the SEC and Nasdaq.

C.  Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described in Notes 33 and 34 to our consolidated financial statements, which are included elsewhere in this Annual Report, we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Dividend Policy

We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Swedish law. Our Board of Directors has complete discretion regarding the declaration and payment of dividends, and our principal shareholders will be able to influence our dividend policy.

The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures, contractual restrictions and applicable provisions of our articles of association. For example, our SRCF Agreement contains limitations on our ability to pay dividends until we exercise our covenant conversion right. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.” Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments.

In the year ended December 31, 2021, we did not declare or pay any dividends.

B.  Significant Changes

None.

Item 9.  The Offer and Listing

A.  Offer and Listing Details

Our ADSs commenced trading on the Nasdaq Global Select Market on May 20, 2021. Prior to this, no public market existed for our ordinary shares.

B.  Plan of Distribution

Not applicable.

C.  Markets

Our ADSs commenced trading on the Nasdaq Global Select Market on May 20, 2021 under the symbol “OTLY.”

D.  Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

A copy of our articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

The following are the material contracts, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•	Registration Rights Agreement, filed as Exhibit 4.4 with this Annual Report. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights Agreement”.
•

Oatly Group AB 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-255344) filed with the SEC on May 11, 2021).  See Item 6.B. “Directors, Senior Management and Employees, Compensation—2021 Incentive Award Plan”.

•

Additional Listing Agreement (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-255344) filed with the SEC on May 11, 2021).  See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Additional Listing Agreement”.

•

Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-255344) filed with the SEC on May 11, 2021).  See Item 6.B. “Director, Senior Management and Employees—Compensation—Insurance and Indemnification.”

•

Sustainable Revolving Credit Facility Agreement, dated April 14, 2021, by and among Oatly Group AB and BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A., Nordea Bank ABP, Filial I Sverige and Skandinaviska Enskilda Banken AB (publ) as Bookrunning Mandated Lead Arrangers, the other arrangers, coordinators and lenders party thereto, and Skandinaviska Enskilda Banken AB (publ) as Agent and Security Agent (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-255344) filed with the SEC on April 19, 2021), as amended on March 28, 2022, and filed as Exhibit 4.4 to this Annual Report.  See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”

D.  Exchange Controls

There is no Swedish legislation which may affect the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, except that, subject to the provisions in any tax treaty, dividends are subject to withholding tax.

E.  Taxation

The following summary contains a description of certain Swedish and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of Sweden and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material Swedish Tax Considerations

The following discussion is a summary of the material Swedish tax considerations relating to the purchase, ownership and disposition of ADSs.

Investments by Swedish resident holders

No taxation should be triggered upon the acquisition of the ADSs as the price is equal to fair market value. Ownership of the ADSs should in general not trigger any taxes in Sweden. However, certain Swedish investment and insurance companies may be subject to yield taxation on their investments.

Capital gains on disposal of listed ADSs and dividend income from ADSs are taxed at a marginal rate of 30% for Swedish tax resident private individuals and at ordinary income tax rate 20.6% (CIT rate as from January 1, 2022) for Swedish tax resident corporations. Any gains or loss on the sale of ADSs is calculated as the sales price of the ADSs less an average acquisition price of the ADSs sold.

Shares held for business purposes (Swedish participation exemption rules)

Dividends and capital gains received by a Swedish limited liability company from ADSs where the underlying securities in a Swedish limited liability company may be tax exempted in Sweden under the Swedish participation exemption rules if:

•	the holding of the ADSs implies a shareholding of at least 10 percent of the votes,
•	the ADSs and underlying shares are held during a period of at least 12 months, and
•	the ADSs and underlying shares are held as capital assets.

Investments by foreign holders

Holders that are not tax resident in Sweden are normally not subject to Swedish taxation on the acquisition, ownership or disposition of ADSs. Holders may however be subject to taxation in its domicile. In case a non-Swedish tax resident company holds ADSs through a Swedish permanent establishment capital gains are subject to Swedish taxation in accordance with the rules for Swedish tax resident companies. Non-Swedish tax resident private individuals are according to a special rule subject to capital gains taxation in Sweden upon the disposal of ADSs in case the private individual has at any point during the calendar year in which the ADSs are disposed, or during the ten preceding years, been residing or permanently stayed in Sweden. The applicability of this rule is however in many cases limited by tax treaties.

Dividends received by foreign investors may be subject to withholding tax at a rate of 30% in Sweden. The tax rate may be limited or reduced to nil under Swedish domestic rules, or under tax treaties that Sweden as entered with the state of residence of the holder.

Material United States Federal Income Tax Considerations

The following summary describes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below), and solely to the extent described below under the heading “U.S. Foreign Account Tax Compliance Act,” to persons other than U.S. Holders, of an investment in our ADSs. This summary applies only to U.S. Holders that hold the ADSs as capital assets within the meaning of Section 1221 of the Code that have acquired our ADSs and that have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change or differing interpretations, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of acquiring our ADSs and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Medicare tax on net investment income or any state, local or non-U.S. tax consequences.

This summary also does not address the tax consequences that may be relevant to persons in special tax situations such as:

•	banks or other financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	individual retirement accounts and other tax-deferred accounts;
•	broker-dealers;
•	persons that elect to use a mark-to-market method of tax accounting;
•	U.S. expatriates;
•	tax-exempt entities;
•	persons that own the ADSs as part of a “straddle,” “hedge,” “conversion transaction” or integrated transaction;
•	persons that actually or constructively own 10% or more of the Company’s share capital (by vote or value);
•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
•	persons who acquired the ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or
•	pass-through entities or arrangements, or persons holding ADSs through pass-through entities or arrangements.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSS.

As used herein, the term “U.S. Holder” means a beneficial owner of the ADSs that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds ADSs, the tax treatment of a partner, member or other beneficial owner in the entity or other arrangement will generally depend upon the status of the partner, member or other beneficial owner and the activities of the entity or other arrangement. Entities or other arrangements treated as a partnership considering an investment in ADSs and partners, members or other beneficial owners in such entities or other arrangements should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of ADSs.

Exchange of ADSs for Ordinary Shares

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, holders of ADSs should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs and the following discussion assumes that such treatment will be respected. If so, no gain or loss will be recognized upon an exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs

We do not anticipate paying cash dividends in the foreseeable future. See “Dividend Policy” above. However, if we do make distributions, subject to the PFIC rules discussed below, the gross amount of any distributions made by the Company with respect to our ADSs (including the amount of any non-U.S. taxes withheld therefrom, if any) with respect to the ADSs generally will be includible in a U.S. Holder’s gross income as dividend income on the date of receipt, but only to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the ADSs, and then, to the extent such excess amount exceeds such holder’s tax basis in such ADSs, as capital gain. Because the Company does not intend to maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to “qualified dividend income,” provided that (i) the ADSs are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of the Convention Between the Government of Sweden and the Government of the United States of America For the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income of September 1, 1994 (as amended by any subsequent protocols) (the “Treaty”), (ii) certain holding period and at-risk requirements are met and (iii) the Company is not a PFIC (as discussed below) with respect to the relevant U.S. Holder for either the taxable year in which the dividend was paid or the preceding taxable year. In this regard, the ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as the ADSs are. However, based on existing guidance, it is not entirely clear whether any dividends a U.S. Holder receives with respect to the ordinary shares will be taxed as qualified dividend income based on trading of the ADSs, because the ordinary shares will not themselves be listed on a securities market in the United States for trading purposes (instead, the U.S. Holders will own ADSs). U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to distributions on the ordinary shares or ADSs in light of their particular circumstances.

Dividends on the ADSs generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld on any distributions on ADSs, if any, may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available to a U.S. Holder under the laws of Sweden or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against such U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against such holder’s U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to ADSs will generally constitute “passive category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Taxation of disposition of the ADSs

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ADSs, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs. In general, a U.S. Holder’s adjusted tax basis in its ADSs will be equal to the cost of such ADSs to the U.S. Holder. Any such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder on the sale or other disposition of ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Passive foreign investment company rules

The Company will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, the Company generally will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds ADSs, the Company would continue to be treated as a PFIC with respect to such investment unless (i) the Company ceases to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the composition of the income, assets and operations of the Company and its subsidiaries, the Company does not expect to be treated as a PFIC for the taxable year ended December 31, 2021. This is a factual determination, however, that depends on, among other things, the composition of the income, assets, and activities of the Company and its subsidiaries from time to time, and can only be made annually after the close of each taxable year. Moreover, the value of the Company’s assets for purposes of the PFIC determination may be determined by reference to the trading value of the ADSs, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to the Company’s determination in any particular year. Therefore, there can be no assurances that the Company will not be classified as a PFIC for the taxable year ended December 31, 2021, the current taxable year or for any past or future taxable year, and we have not obtained any legal opinion with respect to our PFIC status for our past, current or future taxable years.

If the Company is considered a PFIC at any time that a U.S. Holder holds ADSs, any gain recognized by the U.S. Holder on a sale or other disposition of the ADSs, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the portion of the U.S. Holder’s holding period before such taxable year, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) of the ADSs if the Company is considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our ADSs to make qualified electing fund elections. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. If the Company is considered a PFIC, a U.S. Holder would also be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ADSs.

Information reporting and backup withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the ADSs) are required to report information relating to such assets, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the ADSs.

U.S. Foreign Account Tax Compliance Act (FATCA)

Certain provisions of the Code and Treasury regulations (commonly collectively referred to as “FATCA”) generally impose withholding at a rate of 30% on “foreign passthru payments” made by a “foreign financial institution” (as defined in the Code) (an “FFI”). If the Company were to be treated as an FFI, such withholding may be imposed on such payments to any other FFI (including an intermediary through which an investor may hold the ADSs) that is not a “participating FFI” (as defined under FATCA) or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such other FFI or investor is otherwise exempt from FATCA. In addition, under those circumstances, the Company may be required to report certain information regarding investors to the relevant tax authorities, which information may be shared with taxing authorities in the United States. Under current guidance, the term “foreign passthru payment” is not defined. Consequently, it is not clear whether or to what extent payments on the ADSs would be considered foreign passthru payments. Withholding on foreign passthru payments would not be required with respect to payments made before the date that is two years after the date of publication in the Federal Register of final regulations defining the term “foreign passthru payment.” Prospective investors should consult their tax advisors regarding the potential impact of FATCA, any applicable inter-governmental agreement relating to FATCA, and any non-U.S. legislation implementing FATCA on the investment in the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ADSS UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.oatly.com. The information contained on our website is not incorporated by reference in this document.

I.  Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk, liquidity risk and commodity price risk. For further discussion and sensitivity analysis of these risks, see Note 3 to our consolidated financial statements, which are included elsewhere in this Annual Report.

Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant group entity. We are primarily exposed to currency risk in group companies with SEK as the functional currency. The primary risks in these companies are USD/SEK, GBP/SEK, EUR/SEK and CNY/SEK due to sales (trade receivables), purchases (trade payables), borrowings and short-term deposits (cash and cash equivalents).

We monitor a forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies that have a net cash flow that is either positive or negative, spot transactions and/or derivatives are used to manage the risk for 50% to 100% of the exposure for the following 12 months. We do not apply hedge accounting. As at December 31, 2021, we had no currency derivatives.

We are also exposed to currency risk when foreign subsidiaries with a functional currency other than USD are consolidated, primarily for EUR, SEK, GBP and CNY. Our policy is not to hedge the translation exposure related to net foreign assets to reduce translation risk in the consolidated financial statements.

See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis on foreign exchange risk.

Interest rate risk

Our main interest rate risk arises from long-term liabilities to credit institutions with variable rates (primarily Euro Interbank Offered Rate “Euribor” 3 Months during 2021), which expose us to cash flow interest rate risk. As at December 31, 2021, the nominal amount of liabilities to credit institutions with variable interest rate was $5.3 million, which was lower than the Group’s threshold for hedging and thus no interest rate derivatives are outstanding.

See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis on interest rate risk.

Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost. We manage financial counterparty credit risk on a group basis. The external financial counterparties must be high-quality international banks or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB / Baa3. The rating of the financial counterparties used during 2021 were in the range of BBB- to AA+.

Customer and supplier credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2021, one customer in the foodservice channel accounted for 14% of revenue.

Liquidity risk

Liquidity risk is the risk of not being able to meet the short-term payment obligations due to insufficient funds. As at December 31, 2021, we held cash and cash equivalents of $295.6 million and short-term investments of $249.9 million that were available for managing liquidity risk. Due to the dynamic nature of the underlying businesses, we maintain flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of our liquidity reserve (comprising the undrawn borrowing facilities above) and cash and cash equivalents on the basis of expected cash flows. This is monitored at the Group level with input from local management. In addition, our liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

Commodity price risk

We are exposed to risk related to the price and availability of our ingredients and our profitability is dependent on, among other things, our ability to anticipate and react to availability of ingredients and inflationary pressures. Currently, the main ingredient in our products is oat.  We purchase our oats from millers in Belgium, Sweden, Finland the United States, Malaysia and China, so our supply may be particularly affected by any adverse events in these countries and regions.  The prices of oats and other ingredients, such as rape-seed oil, we use are subject to many factors beyond our control, including poor harvests due to adverse weather conditions, natural disasters and changes in world economic conditions, including as a result of COVID-19 and the conflict in Ukraine. For example, in the summer of 2021 Canada experienced an extended heat wave, which resulted in a historically poor harvest driving significant oat price increases in North America.  Oat prices and other ingredients such as rape seed oil are normally agreed to annually with our suppliers for the following year based on the outcome of the current year harvest.

We believe we will be able to address material commodity increases by either increasing prices or reducing operating expenses.  However, increases in commodity prices, without adjustments to pricing, or reduction to operating expenses, or a delay in pricing actions, could increase our costs and increase our loss as a share of our revenue.  In addition, macro-economic and competitive conditions could make additional price increases difficult.

See Note 3 to our consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis on commodity price risk.

Item 12.  Description of Securities Other than Equity Securities

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other Securities

Not applicable.

D.  American Depositary Shares

Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose American Depositary Receipts (“ADRs”) are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;
•

an aggregate fee of $0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;
•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or governmental charge. Each ADR holder and beneficial owner of ADSs, and each prior ADR holder and beneficial owner of ADSs, by holding or owning, or having held or owned, an ADR or an interest in ADSs acknowledges and agrees that the depositary shall have the right to seek payment of any taxes or governmental charges owing with respect to their relevant ADRs from any one or more such current or prior ADR holder or beneficial owner of ADSs, as determined by the depositary in its sole discretion, without any obligation to seek payment of amounts owing from any other current or prior ADR holder or beneficial owner of ADSs. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

The remainder of the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

On May 4, 2021, the shareholders of the Company approved to adopt new articles of association according to our Board of Directors’ proposal. As a consequence of the adoption of the new articles of association, the share classes were removed so that the Company only has ordinary shares. A copy of our articles of association is being filed as Exhibit 1.1 to this Annual Report. See Item 10.B. “Additional Information—Memorandum and Articles of Association.”

Use of Proceeds

The information contained in Item 2 in Part II of the Company’s Report on Form 6-K filed on November 15, 2021 is incorporated by reference herein.

Item 15.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective as of such date due to the material weaknesses in internal control over financial reporting, described below. Notwithstanding the material weaknesses in internal control over financial reporting described below, our management has concluded that our consolidated financial statements included in this Annual Report are fairly stated in all material respects in accordance with IFRS, as issued by the IASB.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control environment relating to:

(i)	our technology access related environment and change control processes not supporting an efficient or effective internal control framework,
(ii)	lack of documented policies and procedures in relation to our business processes and entity level controls as well as lack of evidence of performing controls and
(iii)	inadequate segregation of duties.

These control deficiencies could result in a misstatement of our accounts or disclosures that could result in a material misstatement of our financial results that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses. These control deficiencies are unremediated as at December 31, 2021.

Remediation Plan

To remedy our identified material weaknesses, we have initiated several measures to improve our internal control over financial reporting as well as implementing the COSO 2013 framework. Key activities include:

(i)	implementing IT general controls to manage access and program changes within our IT environment
(ii)	implementing enhanced review procedures and analysis over segregation of duties in IT systems
(iii)	hiring additional internal resources with appropriate knowledge and expertise to effectively operate financial reporting processes and internal controls
(iv)	implementing comprehensive accounting guidelines in relation to accounting policies, clarifying reporting and disclosure requirements for, non-recurring and complex transactions
(v)	implementing controls and improving month-end close processes
(vi)	engaging external resources to assist with implementation and remediation effort and internal controls execution as well as providing training to existing personnel

While new controls are being designed and implemented, they have not operated for a sufficient period of time to demonstrate that the material weaknesses have been remediated. The material weakness will be considered remediated when management concludes that, through testing, the applicable remediated controls are designed, implemented and operating effectively. We expect the procedures planned for remediation to be completed during the year ended December 31, 2022.  The implementation of these measures, however, may not fully address the material weakness identified in our internal control over financial reporting, and we cannot conclude that it has been fully remedied.  See Item 3.D. “Risk Factors—Risks Related to the Ownership of Our ADSs—We have previously identified material weaknesses in our internal control environment.  If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”

Management’s Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting because the Company is in a transition period permitted by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm because the Company is in a transition period permitted by rules of the SEC for newly public companies. In addition, we are an emerging growth company and, accordingly, are exempt from the requirement to provide such a report.

Changes in Internal Control Over Financial Reporting

Except for improvements to our internal control over financial reporting that are being carried out to remediate the material weaknesses described above, no change to our internal control over financial reporting occurred during the year ended December 31, 2021, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

Our Board has determined that Ann Chung, Mattias Klintemar and Frances Rathke each satisfy the “independence” requirements set forth in Rule 10A‑3 under the Exchange Act. Our Board of Directors has also determined that Frances Rathke is considered an “audit committee financial expert” as defined in Item 16A of Form 20‑F under the Exchange Act.

Item 16B.  Code of Ethics

We have adopted Business Conduct and Ethics Guidelines, which cover a broad range of matters including ethical and compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. These Business Conduct and Ethics Guidelines apply to all of our executive officers, board members and employees, including our principal executive, principal financial and principal accounting officers. Our Business Conduct and Ethics Guidelines are intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.

We will disclose on our website any amendment to, or waiver from, a provision of our Business Conduct and Ethics Guidelines that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Business Conduct and Ethics Guidelines are available on the Investor Relations page of our website at investors.oatly.com The information contained on our website is not incorporated by reference in this Annual Report.

Item 16C.  Principal Accounting Fees and Services

The consolidated financial statements of Oatly Group AB at December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, appearing in this Annual Report have been audited by Ernst & Young AB (PCAOB ID: 1433), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of Ernst & Young AB is Box 7850, 103 99, Stockholm, Sweden.

The table below sets out the total amount billed to us by Ernst & Young AB for services performed in the years ended December 31, 2021 and 2020, and breaks down these amounts by category of service:

	2021	2020
	$’000	$’000
Audit Fees	4,090	3,828
Audit Related Fees	55	—
All Other Fees	—	—
Total	4,145	3,828

Audit Fees

Audit fees related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees mainly related to fees for assurance and related services not included within audit fees.

Pre-Approval Policies and Procedures

The advance approval of the audit committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the audit committee or members thereof, to whom authority has been delegated, in accordance with the audit committee’s pre-approval policy.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Change in Registrant’s Certifying Accountant

None.

Item 16G.  Corporate Governance

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers. While we voluntarily follow most Nasdaq corporate governance rules, we intend to follow Swedish corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

•

We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Swedish law. In accordance with generally accepted business practice, our Articles of Association and the Swedish Companies Act (SFS 2005:551) provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•

We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive session, where only independent directors are present. Our independent directors may choose to meet in executive session at their discretion.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq’s Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

Other than as discussed above, we currently comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules. Following our home country governance practices may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq listing standards.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.  Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18.  Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Ernst & Young AB, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19.  Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

12		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Articles of Association of Oatly Group AB	F-1/A	333-255344	3.1	5/11/2021
2.1	Description of Securities					*
2.2	Deposit Agreement					*
2.3	Form of American Depositary Receipt (including in Exhibit 2.2)					*
2.4††	Additional Listing Agreement, dated as of February 9, 2021, by and among Oatly Group AB and certain shareholders of Oatly Group AB	F-1/A	333-255344	4.3	5/11/2021
2.5	Registration Rights Agreement					*
4.1	Form of Indemnification Agreement	F-1/A	333-255344	10.2	5/11/2021
4.2†	Oatly Group AB 2021 Incentive Award Plan	F-1/A	333-231533	10.1	5/11/2021
4.3	Sustainable Revolving Credit Facility Agreement, dated April 14, 2021, by and among Oatly Group AB and BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A., Nordea Bank ABP, Filial I Sverige and Skandinaviska Enskilda Banken AB (publ) as Bookrunning Mandated Lead Arrangers, the other arrangers, coordinators and lenders party thereto, and Skandinaviska Enskilda Banken AB (publ) as Agent and Security Agent (the “Original Facility Agreement”)	F-1	333-255344	10.3	4/19/2021
4.4	Amendment Letter to the Original Facility Agreement, dated March 28, 2022					*
8.1	List of Subsidiaries.					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

12		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of Ernst & Young AB, an independent registered public accounting firm.					*
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (embedded within the InLine XBRL document).

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
††

Schedules and exhibits to this exhibit omitted because the information is both not material and is the type that the registrant treats as private or confidential. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OATLY GROUP AB

Date: April 6, 2022

By:	/s/ Christian Hanke
Name:	Christian Hanke
Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Oatly Group AB

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Oatly Group AB and its subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AB

We have served as the Company’s auditors since 2019

Stockholm, Sweden

April 6, 2022

Consolidated statement of operations

For the year ended December 31	Note	2021	2020	2019
(in thousands of U.S. dollars, except share and per share data)
Revenue	5	643,190	421,351	204,047
Cost of goods sold		(488,177)	(292,107)	(137,462)
Gross profit		155,013	129,244	66,585
Research and development expenses		(16,771)	(6,831)	(4,310)
Selling, general and administrative expenses		(353,929)	(167,792)	(93,443)
Other operating (expense)/income		1,944	(1,714)	409
Operating loss		(213,743)	(47,093)	(30,759)
Finance income	9	14,435	515	47
Finance expenses	9	(15,740)	(11,372)	(3,655)
Loss before tax		(215,048)	(57,950)	(34,367)
Income tax benefit/(expense)	11	2,655	(2,411)	(1,258)
Loss for the year, attributable to shareholders of the parent		(212,393)	(60,361)	(35,625)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	32	(0.39)	(0.13)	(0.09)
Weighted average common shares outstanding:
Basic and diluted	32	549,080,310	454,266,908	407,344,383

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive loss

For the year ended December 31	2021	2020	2019
(in thousands of U.S. dollars)
Loss for the year	(212,393)	(60,361)	(35,625)
Other comprehensive income/(loss):
Items that may be reclassified to consolidated statement of operations in subsequent periods (net of tax):
Exchange differences from translation of foreign operations	(71,961)	17,185	(5,739)
Total other comprehensive income/(loss) for the year	(71,961)	17,185	(5,739)
Total comprehensive loss for the year	(284,354)	(43,176)	(41,364)

Loss for the year and total comprehensive loss are, in their entirety, attributable to shareholders of the parent.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

As at December 31	Note	2021	2020
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	13	145,925	156,463
Property, plant and equipment	14	509,648	237,625
Right-of-use assets	15	158,448	38,103
Other non-current receivables	16	5,534	6,550
Deferred tax assets	11	2,293	26
Total non-current assets		821,848	438,767
Current assets
Inventories	18	95,661	39,115
Trade receivables	19	105,519	71,297
Current tax assets		435	514
Other current receivables	20	32,229	12,363
Prepaid expenses	21	27,711	11,509
Short-term investments	17	249,937	—
Cash and cash equivalents	22	295,572	105,364
Total current assets		807,064	240,162
TOTAL ASSETS		1,628,912	678,929
EQUITY AND LIABILITIES
Equity	23
Share capital		105	21
Other contributed capital		1,628,103	448,251
Foreign currency translation reserve		(74,486)	(2,525)
Accumulated deficit		(308,423)	(119,661)
Total equity attributable to shareholders of the parent		1,245,299	326,086
Liabilities
Non-current liabilities
Lease liabilities	15	126,516	23,883
Liabilities to credit institutions	24	—	91,655
Other non-current liabilities	25	—	233
Deferred tax liabilities	11	2,677	1,307
Provisions	26	11,033	7,121
Total non-current liabilities		140,226	124,199
Current liabilities
Lease liabilities	15	16,703	6,261
Liabilities to credit institutions	24	5,987	5,532
Shareholder loans	27	—	106,118
Trade payables		93,043	45,295
Current tax liabilities		567	852
Other current liabilities	28	9,614	4,632
Accrued expenses	29	117,473	59,954
Total current liabilities		243,387	228,644
Total liabilities		383,613	352,843
TOTAL EQUITY AND LIABILITIES		1,628,912	678,929

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to shareholders of the parent
(in thousands of U.S. dollars)	Note	Share capital	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
January 1, 2019	7, 23	17	216,824	(13,971)	(26,611)	176,259
Loss for the year		—	—	—	(35,625)	(35,625)
Other comprehensive loss for the year		—	—	(5,739)	—	(5,739)
Total comprehensive loss for the year		—	—	(5,739)	(35,625)	(41,364)
Issue of shares		2	41,983	—	—	41,985
Transaction costs		—	(19)	—	—	(19)
Warrant issue		—	1,512	—	—	1,512
Shareholders’ contributions		—	7,506	—	—	7,506
Share-based payments		—	—	—	1,922	1,922
Balance at December 31, 2019		19	267,806	(19,710)	(60,314)	187,801
Loss for the year		—	—	—	(60,361)	(60,361)
Other comprehensive income for the year		—	—	17,185	—	17,185
Total comprehensive income/(loss) for the year		—	—	17,185	(60,361)	(43,176)
Issue of shares		2	200,042	—	—	200,044
Transaction costs		—	(8,412)	—	—	(8,412)
Warrant issue		—	2,675	—	—	2,675
Redemption of warrants		—	(10,146)	—	—	(10,146)
Transaction with shareholders		—	(3,714)	—	—	(3,714)
Share-based payments		—	—	—	1,014	1,014
Balance at December 31, 2020		21	448,251	(2,525)	(119,661)	326,086
Loss for the year		—	—	—	(212,393)	(212,393)
Other comprehensive loss for the year		—	—	(71,961)	—	(71,961)
Total comprehensive loss for the year		—	—	(71,961)	(212,393)	(284,354)
Bonus issue		64	(64)	—	—	—
Issue of shares		12	1,099,684	—	—	1,099,696
Transaction costs		—	(62,371)	—	—	(62,371)
Conversion of shareholder loans		1	104,107	—	—	104,108
Exercise of warrants		7	38,496	—	—	38,503
Share-based payments		—	—	—	23,632	23,632
Balance at December 31, 2021		105	1,628,103	(74,486)	(308,423)	1,245,299

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

For the year ended December 31	Note	2021	2020	2019
(in thousands of U.S. dollars)
Operating activities
Net loss		(212,393)	(60,361)	(35,625)
Adjustments to reconcile net loss to net cash flows
Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	13, 14, 15	27,222	13,118	8,094
Impairment of property, plant and equipment and right-of-use assets	14, 15	4,970	—	—
Impairment (gain)/loss on trade receivables	19	(253)	448	2,219
Share-based payments expense	8	23,632	1,014	1,922
Finance income	9	(14,435)	(515)	(47)
Finance costs	9	15,740	11,372	3,655
Income tax (benefit)/expense	11	(2,655)	2,411	1,258
Loss on disposal of property, plant and equipment and intangible assets	13, 14	422	1,176	—
Other		(138)	52	87
Interest received		1,740	60	4
Interest paid		(9,237)	(6,488)	(2,715)
Income tax paid		(2,734)	(1,226)	(1,277)
Changes in working capital:
Increase in inventories		(58,607)	(10,304)	(20,187)
Increase in trade receivables, other current receivables, prepaid expenses		(79,278)	(38,679)	(29,116)
Increase in trade payables, other current liabilities, accrued expenses		92,172	43,614	32,611
Net cash flows used in operating activities		(213,832)	(44,308)	(39,117)
Investing activities
Purchase of intangible assets	13	(7,838)	(7,454)	(2,999)
Purchase of property, plant and equipment	14	(273,760)	(134,283)	(53,566)
Investments in financial assets		(1,162)	—	—
Proceeds from /(payments for) financial instruments	17	5,720	364	(527)
Purchase of short-term investments	17	(385,165)	—	—
Proceeds from short-term investments	17	117,877	—	—
Contingent consideration paid		—	—	(7,594)
Net cash flows used in investing activities		(544,328)	(141,373)	(64,686)
Financing activities
Proceeds from issue of shares, net of transaction costs		1,037,325	191,632	41,965
Shareholder´s contributions received		—	—	7,506
Proceeds from shareholder loans	31	—	87,828	—
Repayment of shareholder loans	31	(10,941)	—	—
Proceeds from liabilities to credit institutions	31	118,005	129,593	50,826
Repayment of liabilities to credit institutions	31	(212,913)	(119,116)	(765)
Repayment of lease liabilities	31	(9,282)	(6,044)	(3,991)
Proceeds from exercise of warrants		38,503	—	—
Redemption of warrants		—	(9,986)	—
Payment of loan transaction costs		(4,900)	—	—
Cash flows from financing activities		955,797	273,907	95,541
Net increase/(decrease) in cash and cash equivalents		197,637	88,226	(8,262)
Cash and cash equivalents at January 1		105,364	10,571	20,734
Exchange rate differences in cash and cash equivalents		(7,429)	6,567	(1,901)
Cash and cash equivalents at December 31	22	295,572	105,364	10,571

The accompanying notes are an integral part of these consolidated financial statements.

 Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

1. Corporate information

These financial statements are consolidated financial statements for the group consisting of Oatly Group AB and its subsidiaries. A list of the subsidiaries is included in Note 12.

Oatly Group AB (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Jagaregatan 4, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

These consolidated financial statements were authorized for issue by the Board of Directors on April 6, 2022.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied unless otherwise stated. All amounts are in thousands of U.S. dollars unless otherwise stated. All references in these financial statements to “$” or “USD” are to U.S. dollars and all references to “SEK” are to Swedish Kronor.

2.1. Basis of preparation

The consolidated financial statements of Oatly Group AB have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4. The consolidated financial statements have been prepared using the cost method except for short-term investments, derivative instruments, and contingent consideration measured at fair value.

Changes in accounting policies - Software-as-a-Service (SaaS)

During 2021, the IFRS Interpretation Committee (IFRIC) has included an agenda decision on configuration and customization costs in a cloud computing arrangement which clarifies the accounting of IAS 38 that involves SaaS arrangements. The Group applies the agenda decision and has included additional information in the accounting policies of how the Group treats costs incurred in relation to service contracts for SaaS arrangements. Adjustments made related to the agenda decision for new SaaS arrangements were not material for the Group for the year ended December 31, 2021. There were no adjustments for the year ended December 31, 2020.

New and amended standards and interpretations

See below the amended standards that are effective from 1 January 2021 but had no impact on the Group’s financial statements. Certain other new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the December 31, 2021 reporting period and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods nor on foreseeable future transactions.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued
•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

Covid-19-Related Rent Concessions beyond 30 June 2021 Amendments to IFRS 16

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until 30 June 2021, but as the impact of the Covid-19 pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022.The amendment applies to annual reporting periods beginning on or after 1 April 2021. However, the Group has not received Covid-19-related rent concessions but plans to apply the practical expedient if it becomes applicable within allowed period of application.

2.2. Basis of consolidation

Subsidiaries are all companies over which the Group has control. The Group has control over a company when it is exposed to or has a right to variable returns from its participation in the company and has the possibility to influence the return through its participation in the company. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to recognize the Group’s business combinations. The acquisition price is the consideration paid for a subsidiary and comprises the fair value of the sum of the assets transferred and the liabilities incurred by the Group to the previous owner of the company. The consideration also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

Inter-company transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated.

2.3. Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The CEO is the chief operating decision maker and evaluates financial position and performance and makes strategic decisions. The CEO monitors the Group’s performance from a geographic perspective through the reportable segments EMEA, Asia and Americas. No operating segments have been aggregated to form the reportable segments.

The CEO primarily uses a measure of earnings before interest, tax, depreciation and amortization (“EBITDA”), and earnings for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, product recall expenses, asset impairment charge and IPO preparation and transaction costs (“Adjusted EBITDA”), to assess the performance of the operating segments.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

2.4. Foreign currency translation

Functional currency and presentation currency

The entities in the Group have the local currency as their functional currency, as the local currency has been defined as the primary economic environment in which each entity operates. The Group’s presentation currency is U.S. dollars.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange rate profits and losses from the settlement of such transactions and the translation of monetary assets and liabilities in foreign currencies using the exchange rates prevailing at the reporting date are recognized in operating loss in the consolidated statement of operations.

Foreign exchange rate profits and losses attributable to the financing of the Group are recognized in the consolidated statement of operations as finance income and finance costs. All other foreign exchange rate profits and losses are recognized under other operating income and expense.

Translation of foreign group companies

The results and financial position for all companies with a functional currency other than the presentation currency are translated into the Group’s reporting currency. Assets and liabilities are translated from the foreign operation’s functional currency to the Group’s reporting currency using the exchange rates prevailing at the reporting date. Income and expenses for each statement of operations and statement of comprehensive loss are translated to USD using the average exchange rate for the period. Foreign exchange differences arising from the currency translation of foreign operations are recognized in other comprehensive loss. Goodwill and fair value adjustments arising from the acquisition of foreign operations are treated as assets and liabilities in these operations and are translated to the reporting currency using the exchange rate at the reporting date.

In the consolidated accounts, exchange rate differences attributable to monetary items that form part of the net investment in foreign operations are recognized in other comprehensive loss and are reclassified from equity to the consolidated statement of operations when the foreign operation is divested in whole or in part.

2.5. Revenue recognition

The Group’s principles for recognition of revenue from customer contracts are presented below.

Sale of goods

Revenue from contracts with customers consists of sales of goods. Revenue from the sale of goods is recognized at the point in time when control of goods has transferred to the customer, being when the products are delivered to the customer, the customer has full discretion over the channel to sell the goods, and there is no unfulfilled obligation that could affect the customer’s acceptance of the goods. Delivery occurs when the products are shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer and either the customer has accepted the products in accordance with the sales contract or the Group has objective evidence that all criteria for acceptance have been satisfied.

Revenue from contracts with customers is measured at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods. Presented revenue excludes VAT and other sales taxes. The Group considers if contracts include other promises that constitute separate performance obligations to which a portion of the transaction price needs to be allocated. The Group considers the effects of variable consideration in determining the transaction price. The Group is acting as principal in its revenue arrangements because the Group maintains control of the goods until they are transferred to the customers.

Variable consideration and other consideration

The transaction price is adjusted for estimates of known or expected variable consideration, which includes cash discounts, product returns and allowances such as coupons. Variable consideration is recorded as a reduction to revenue based on amounts the Group expects to be liable for. Estimates of variable consideration are based on a number of factors, including current contract sales terms, estimated units sold, customer participation and redemption rates. Estimates are

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

reviewed regularly until the incentives or product returns are realized and the impact of any adjustments are recognized in the period the adjustments are identified.

The Group accounts for consideration payable to a customer as a reduction of the transaction, unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Group. Such reductions to revenue include slotting and listing fees.

Contract costs

The Group incurs expenses for sales commissions to third parties to obtain customer contracts. Sales commissions are recognized in the consolidated statement of operations, in selling, general and administration expenses. The Group applies the practical expedient that permits the Group to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less.

Interest income

Interest income is recognized with the application of the effective interest method.

Financing components

The Group does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory.

Research and development expenses

Research and development expenses consist primarily of personnel related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products.

Selling, general and administrative expenses

Selling, general and administrative expenses include primarily personnel related expenses, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e. outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating income and (expenses), net

Other operating income and (expenses), net consists primarily of net foreign exchange gains (losses) on operating related activities.

Finance income and expenses, net

Finance income and expenses, net primarily consists of interest expense related to loans from credit institutions, interest expense on lease liabilities and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Income tax expense

Income tax expense represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

2.6. Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/ non-current classification. An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in the normal operating cycle,
•	held primarily for the purpose of trading,
•	expected to be realized within twelve months after the reporting period, or
•	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current. A liability is current when:

•	it is expected to be settled in the normal operating cycle,
•	it is held primarily for the purpose of trading,
•	it is due to be settled within twelve months after the reporting period, or
•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.7. Leases

As lessee

The Group’s leases pertain to land and buildings, and plant and machinery. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments:

•

fixed payments (including in-substance fixed payments), less any lease incentives receivable variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date,

•	amounts expected to be payable by the Group under residual value guarantees,
•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is the case for leases in the Group, the lessee’s incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security, and conditions.

To determine the incremental borrowing rate, the Group:

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk, and
•	makes adjustments specific to the lease, e.g. term, country, currency and security.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability,
•	any lease payments made at or before the commencement date less any lease incentives received,
•	any initial direct costs, and
•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

2.8. Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax is recognized in the consolidated statement of operations except for tax attributable to items that are recognized in other comprehensive loss or directly in equity. In such cases, tax is also recognized in other comprehensive loss and equity, respectively.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred Tax

Deferred tax is recognized for all temporary differences that arise between the taxable value of assets and liabilities and their carrying values in the consolidated financial statements. However, a deferred tax liability is not recognized if it arises as a result of the initial recognition of goodwill, nor is a deferred tax liability recognized if it arises as a result of a transaction that constitutes the initial recognition of an asset or a liability that is not a business combination and which, at the date of the transaction, neither impacts the carrying value nor the taxable profit (loss). Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects at the reporting date to recover or settle the carrying amount of its assets and liabilities.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Deferred tax assets are recognized to the extent that it is probable that there will be future taxable surpluses against which the temporary differences can be utilized.

Deferred tax assets and tax liabilities are offset when there is a legal right to offset for current tax assets and tax liabilities, and when the deferred tax assets and tax liabilities are attributable to taxes charged by the same tax authorities and are either attributable to the same tax subject or different tax subjects, where there is an intention to settle the balances through net payments.

Deferred tax relating to items recognized outside the statement of operations is recognized outside the statement of operations. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive loss or directly in equity.

2.9. Intangible assets

Goodwill

Goodwill arises at the acquisition of subsidiaries and consists of the amount by which the consideration, any non-controlling interest in the acquired company and fair value at the acquisition dates of previous shareholdings, exceeds the fair value of identifiable net assets acquired.

In order to perform impairment tests, goodwill acquired in a business combination is allocated to cash generating units or groups of cash generating units that are expected to benefit with synergies from the acquisition. Each unit or group of units to which goodwill has been allocated correspond to the lowest level in the Group for which goodwill is monitored. The Group monitors goodwill at the operating segment level for internal purposes, consistent with the way it assesses performance and allocates resources. The goodwill as at December 31, 2021 is allocated to the EMEA segment.

Other intangible assets

Capitalized expenditure for development activities

Expenditure for development and testing of new or significantly improved materials, products, processes or systems are recognized as an asset in the consolidated statement of financial position if the following criteria are met:

•	it is technically feasible to complete the asset so that it will be available for use,
•	it is the Group’s purpose to complete the asset so that it will be available for use or sale,
•	there are prerequisites to make the asset available for use or sale,
•	it is possible to prove how the asset is likely to generate future economic benefits,
•	there are adequate technical, economic and other resources to fulfil the development and to make the asset available for use or sale, and
•	the costs attributable to the asset during development can be reliably measured.

Other development costs are recognized in the consolidated statement of operations as costs are incurred. In the consolidated statement of financial position, capitalized development costs are reported at cost less accumulated depreciation and any impairment. Capitalized development expenditure is recognized as intangible assets and is depreciated from the date when the asset is ready for use. The estimated useful life is 3-5 years, which corresponds to the estimated period of time during which these assets will generate cash flows.

Development costs that do not meet these criteria are expensed as incurred. Development expenditure previously carried at cost is not recognized as an asset in a subsequent period.

Software-as-a-Service (SaaS) arrangements

SaaS arrangements are service contracts providing the Group with the right to access the cloud provider’s application software over the contract period. As such the Group does not receive a software intangible asset at the contract

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

commencement date. A right to receive future access to the supplier’s software does not, at the contract commencement date, give the customer the power to obtain the future economic benefits flowing from the software itself and to restrict others’ access to those benefits.

The Group treats costs incurred in relation to SaaS arrangements as operating expenses over the term of the service contract or as operating expenses when the service is received, depending on the nature of the expenses incurred and whether they are distinct from the cloud computing service or not in the underlying SaaS arrangement.

There could be a variety of other costs incurred as part of the arrangement, for example development of bridging modules that connect or integrate the SaaS software with existing software/systems that may be controlled by the Group. The Group assesses such expenses to determine if they should be expensed or may qualify for capitalization as an intangible asset.

Trademarks, patents and similar rights

Separately acquired trademarks and patents are shown at historical cost. They are reported at fair value at the time of acquisition and amortized on a straight-line basis over the projected useful life. They are reported in subsequent periods at cost less accumulated amortization and impairment. The estimated useful life is 5 years, which corresponds to the estimated time these will generate cash flow.

2.10. Tangible assets

Property, plant and equipment

Property, plant and equipment consist of land, buildings and fixtures, plant and machinery and construction in progress. These are recognized at historical cost less depreciation and impairment, except for construction in progress. Construction in progress is transferred to another asset (and depreciation begins) once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are added to the asset’s carrying value or are recognized as a separate asset, depending on which is most suitable, only when it is probable that the future economic benefits attributable to the asset will flow to the Group and the cost of the asset can be reliably measured. The carrying value of the replaced component is derecognized from the consolidated statement of financial position. All other kinds of repairs and maintenance are recognized at cost in the consolidated statement of operations in the period in which they occur.

Depreciation of assets is calculated using the straight-line method to allocate the cost of the assets, net of their residual values, over the estimated useful life of each component of an item of buildings and plant and machinery as follows:

• Buildings and fixtures	8-40 years
• Plant and machinery	3-15 years

The assets’ residual values and useful lives are assessed at the end of each reporting period and adjusted, if needed.

Profit or loss from disposals is established through a comparison of the profit from sales and carrying value and is recognized in “Other operating income and expense” in the consolidated statement of operations.

2.11. Impairment of non-financial assets

Intangible assets that have an indefinite useful life (goodwill) or intangible assets not ready to use (capitalized expenditure for development) are not subject to amortization and are tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill are reviewed for reversal of the impairment at the end of each reporting period.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

2.12. Inventories

Raw materials and finished goods are stated at the lower of cost and net realizable value. Costs consist of direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Overhead expenditures are allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Group reviews inventory quantities and records a provision for excess and obsolete inventory based primarily on demand and the age of the inventory, among other factors.

2.13. Financial instruments

Initial recognition

Purchases and sales of financial assets are recognized on trade date, being the date upon which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred, and the Group has transferred substantially all the risks and rewards of ownership.

Financial assets—Classification and measurement

Financial assets include cash and cash equivalents, trade receivables, short-term investments, derivatives and other financial assets.  The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive loss or through profit or loss), and
•	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive loss. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset, not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. All debt instruments in the Group are measured at amortized cost. The Group’s financial assets measured at amortized cost consist of the items other non-current receivables, trade receivables, other current receivables and cash and cash equivalents.

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in Other operating income and expense net together with foreign exchange gains and losses.

Fair value through profit or loss: Assets that are held primarily for the purpose to secure and increase value of the investments are included in the business model “Other”.

Derivatives

Derivatives are initially recognized at the fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Changes in the fair value are recognized in finance income or finance expenses in the consolidated statement of operations.

Short-term investments

Short-term investments are primarily comprised of funds and bonds carried at fair value through profit and loss. The primary purpose of the portfolio is to secure and increase value of the investments compared to keeping cash in bank

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

accounts, until cash is needed for other investments in the business, for example new production facilities. Based on the primary purpose of the portfolio and indicators identified in the IFRS 9 Financial Instruments test, the overall assessment is that the portfolio is the business model “Other”. The investments in the portfolio are therefore recognized at fair value through profit or loss and presented as short-term investments and cash and cash equivalents in the statement of financial position.

Derecognition of financial assets

Purchases and sales of financial instruments are reported on the trade date, that is, the date on which the Group commits itself to purchase or sell the asset. Financial assets are derecognized from the statement of financial position when the right to receive cash flows from the instrument has expired or been transferred, and the Group has, in all significant aspects, transferred all risk and benefits associated with the ownership. Profits and losses arising from derecognition from the statement of financial position are recognized directly in the statement of operations.

Financial liabilities—Classification and measurement

Financial liabilities at amortized cost

At initial recognition, the Group measures a financial liability at its fair value plus transaction costs that are directly attributable to the financial liability. After initial recognition, the majority of the Group’s financial liabilities are valued at amortized cost applying the effective interest method.

The Group’s financial liabilities measured at amortized cost comprise liabilities to credit institutions, bank overdraft facilities, trade payables and accrued expenses.

Financial liabilities at fair value

At initial recognition, the Group measures a financial liability at its fair value. Transaction costs of financial liabilities carried at fair value are expensed in the consolidated statement of operations.

The Group’s financial liabilities at fair value comprise a contingent consideration that was settled during 2019. For more information see Note 12.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligations are settled, cancelled or have expired in any other way. The difference between the carrying value of a financial liability that has been extinguished or transferred to another party and the fee paid are reported in the consolidated statement of operations.

When the terms and conditions of a financial liability are renegotiated and are not derecognized from the statement of financial position, a profit or loss is reported in the consolidated statement of operations. The profit or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Offsetting of financial instruments

Financial assets and liabilities are offset and recognized with a net amount in the statement of financial position only when there is a legal right to offset the recognized amounts and an intention to balance the items with a net amount or to simultaneously realize the asset and settle the liability.

Impairment of financial assets recognized at amortized cost

The Group assesses, on a forward-looking basis, the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach, i.e., the reserve will correspond to the expected loss over the lifetime of the trade receivables. In order to measure the expected credit losses, trade receivables have been

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

grouped based on days past due. The Group applies forward-looking variables for expected credit losses. Expected credit losses are recognized in the consolidated statement of operations, in selling, general and administration expenses.

2.14. Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest rate method, less allowance for expected credit losses.

2.15. Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand, deposits held at call with financial institutions. Bank overdrafts are shown within liabilities to credit institutions in current liabilities in the statement of financial position.

2.16. Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.17. Liabilities to credit institutions

Liabilities to credit institutions are initially recognized at fair value, net of transaction costs incurred. Liabilities to credit institutions are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the liabilities to credit institutions using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Liabilities to credit institutions are classified as current liabilities, unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings, pending their expenditure on qualifying assets, is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.18. Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of operations net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for restoration costs

The Group recognizes provisions for restoration costs of leased manufacturing facilities. Restoration costs are provided for at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the liability for the restoration costs. The unwinding of the discount is expensed as incurred and recognized in the statement of operations as a finance cost. The estimated future costs of the restorations are reviewed annually and adjusted as

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to, or deducted from the cost of the asset.

2.19. Employee benefits

Short-term benefits to employees

Liabilities for wages and salaries, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related services are recognized in respect of employees’ services up to the end of the reporting period, and they are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as accrued expenses in the statement of financial position.

Post-employment obligations

Within the Group, there are defined-contribution plans. A defined-contribution plan is a pension plan according to which the Group pays a fixed amount to a separate legal entity. The Group has no legal or constructive obligation to pay additional premiums if this legal entity does not have adequate means to pay all benefits to employees, attributable to their service in current or previous periods. The premiums are reported as costs in the consolidated statement of operations when they fall due.

The Swedish Financial Reporting Board is a private sector body in Sweden with the authority to develop interpretations of IFRS Standards for consolidated financial statements for issues that are very specific to the Swedish environment, for example, UFR 10 Accounting for the pension plan ITP 2 financed through an insurance in Alecta. The Group’s pension obligations for certain employees in Sweden, which are secured through an insurance with Alecta, are reported as a defined contribution plan. According to UFR 10, this is a defined benefit multi-employer plan. For the financial year 2021, the Group has not had access to information in order to be able to report its proportional share of the obligations of the plan, plan assets and costs and therefore, it has not been possible to recognize the plan as a defined benefit plan. The ITP 2 pension plan, secured through an insurance with Alecta, is therefore reported as a defined contribution plan. The premium of the defined contributions plan for retirement pensions and survivor’s pension is calculated individually and is, among other factors, based on salary, previously earned pension and expected remaining years of service. Expected premiums for the next reporting period for ITP 2 insurances signed with Alecta is $2.5 million. Premiums for the year ended December 31, 2021 for ITP 2 insurances signed with Alecta amounted to $1.7 million.

The collective consolidation level comprises the market value of Alecta’s assets as a percentage of the insurance obligations in accordance with Alecta’s actuarial methods and assessments. The collective consolidation level should normally be allowed to vary between 125% and 175%. If Alecta’s collective consolidation level falls below 125% or exceeds 175%, measure should be taken in order for the consolidation level to return to the normal interval. At a low consolidation, one measure might be to increase the price when signing new insurance agreements and an expansion of existing benefits. At a high level of consolidation, one measure might be to introduce lower premiums. At the end of the financial year 2021, Alecta’s surplus of the collective consolidation level was 172%.

Share-based payments—equity settled

Employee stock options (ESOP) and Restricted Stock Units (RSU) (2021)

For share-based payment schemes, the fair value of the instruments granted are established at the grant date and recognized as an employee benefits expense, with a corresponding increase in equity.

The fair value of ESOPs at grant date has been established by using the Black-Scholes option pricing model and input data in the model is disclosed in Note 8.

The awards only have a service condition whereby the awards vest in 12-month installments over 36 months. Each of the instalments are treated as separate awards which are expensed on a linear basis for each instalment period i.e., 12 months, 24 months, and 36 months; this will result in a front-loaded IFRS 2 charge. At the end of each period, the entity revises its estimates of the number of instruments that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to retained earnings within equity.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Warrants (2016-2020)

The Group grants warrants to certain employees in exchange for payments equal, or at a discount, to the fair value estimated using the Black-Scholes option pricing model as of the grant date.

Warrants are accounted for as equity settled share-based payments, proceeds are recognized in equity and share-based payments expense is recognized in situations where warrants are granted at a discount to grant date fair value.

There are no service conditions, and share-based payments expense is recognized immediately upon grant date or employment commencement date.

For further information on share-based payments, see Note 8.

2.20. Loss per share

Basic loss per share is calculated by dividing the loss after tax by the weighted average number of ordinary shares outstanding for the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential ordinary shares during the period. The Group’s potential ordinary shares consist of incremental shares issuable upon the assumed exercise of warrants, excluding all anti-dilutive ordinary shares outstanding during the period.

2.21. Initial public offering costs

The initial public offering (“IPO”) costs for the Group involved costs both for issuing new shares and the listing of existing shares/ADS and were recorded within prepaid expenses in the statement of financial position and were accounted for as a reduction of equity since they were incremental costs that were directly attributable to issuing new shares (net of any income tax benefit) when the IPO occurred.

3. Financial risk management

3.1. Financial risk factors

Through its operations, the Group is exposed to various financial risks attributable to primarily cash, short-term investments, trade receivables, trade payables and liabilities to credit institutions. The financial risks are market risk, mainly interest risk and currency risk, credit risk, liquidity risk and refinancing risk. The Group strives to minimize potential unfavorable effects from these risks on the Group’s financial results.

The aim of the Group’s financial operations is to:

•	ensure that the Group can meet its payment obligations,

•	manage financial risks,
•	ensure a supply of necessary financing, and
•	optimize the Group’s finance net.

The Group’s risk management is predominantly controlled by a central treasury department (the “Group treasury”) under policies owned by the CFO and approved by the Board of Directors. The CEO is responsible to the Board of Directors for the risk management and ensuring that the guidelines and risk mandates are followed and carried out in accordance with established treasury policy.

The Group treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The treasury policy provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity. The treasury policy (a) identifies categories of financial risks and describe how they should be managed, (b) clarifies the responsibility in financial risk management among the Board of Directors, the

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

CEO, the CFO, Group Treasury and the Subsidiaries, (c) specifies reporting and control requirements for Group treasury functions and (d) ensures that the treasury operations of the Group are supporting the overall strategy of the Group.

3.1.1 Market risk

Currency risk (transaction risk)

The Group operates internationally and is exposed to foreign exchange risk. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency risk in Group companies with SEK as the functional currency. The primary risks in these companies are USD/SEK, GBP/SEK, EUR/SEK and CNY/SEK due to sales (trade receivables), purchases (trade payables), borrowings and short-term deposits (cash and cash equivalents).

Due to the growth profile of the Group it is necessary to maintain a dynamic risk management of currency. Treasury monitors forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies which have a net cash flow that is positive or negative, foreign exchange instruments (FX forward or spot) are used to manage the risk between 50% and 100% of the exposure for the following 12 months. The Group does not apply hedge accounting. As at December 31, 2021 the Group had no currency derivatives. As at December 31, 2020 the Group had currency derivatives of £20 million for which the fair value was $0.8 million.

Exposure

The Group’s primary exposure to foreign currency risk at the end of the reporting period, expressed in thousands of USD was as follows:

	As at December 31, 2021
	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY
Trade receivables	—	9,220	382	—
Short-term deposits	—	—	—	78,766
Liabilities to credit institutions	—	(5,314)	—	—
Trade payables	(723)	(14,732)	(1,238)	—
Lease liabilities	—	(2,903)	—	—
Total	(723)	(13,729)	(856)	78,766

	As at December 31, 2020
	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY
Trade receivables	—	6,113	135	—
Liabilities to credit institutions	—	(8,041)	—	—
Shareholder loans	(40,284)	(45,427)	—	—
Trade payables	(4,154)	(10,856)	(302)	—
Lease liabilities	—	(3,074)	—	—
Derivatives	—	—	(27,273)	—
Total	(44,438)	(61,285)	(27,440)	—

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Sensitivity

The Group is primarily exposed to changes in USD/SEK, EUR/SEK, GBP/SEK and CNY/SEK exchange rates. The Group’s risk exposure in foreign currencies:

Impact on loss before tax
	2021	2020	2019
USD/SEK exchange rate—increase/decrease 10%	+/- 72	+/- 4,444	+/- 1,700
EUR/SEK exchange rate—increase/decrease 10%	+/- 1,211	+/- 6,129	+/- 1,451
GBP/SEK exchange rate—increase/decrease 10%	+/- 63	+/- 2,786	+/- 116
CNY/SEK exchange rate—increase/decrease 10%	+/- 7,877	—	—

Currency risk (translation risk)

The Group is also exposed to currency risk when foreign subsidiaries with a functional currency other than USD are consolidated, primarily for EUR, SEK, GBP and CNY. The Group’s policy is not to hedge the translation exposure related to net foreign assets to reduce translation risk in the consolidated financial statements.

Interest-rate risk

The Group’s main interest rate risk arises from long-term liabilities to credit institutions with variable rates (primarily Euro Interbank Offered Rate “Euribor” 3 Months during 2021 and 2020 and Stockholm Interbank Offered Rate “Stibor” 3 Months during 2020), which expose the Group to cash flow interest rate risk. As at December 31, 2021, the nominal amount of liabilities to credit institutions with variable interest rate were $5.3 million with no hedges. As at December 31, 2020, the nominal amount of liabilities to credit institutions with variable interest rate were $97.6 million, whereof, $5.7 million were swapped using floating-to-fixed interest rate swaps for the risk in Stibor 3M.

Sensitivity

Profit or loss is sensitive to higher/lower interest expense primarily from liabilities to credit institutions as a result of changes in interest rates.

	Impact on loss before tax
	2021	2020	2019
Interest rates - increase/decrease by 100 basis points	+/- 60	+/- 996	+/- 721

Fair value / Price risk

The Group is exposed to price risk from changes in fair value from short-term investments held by the Group that are classified as fair value through profit and loss. To manage the risk arising from investments, surplus liquidity may be invested primarily in liquid assets with low risk, investment grade BBB- or better rated. The fair value of the short-term investments as of December 31, 2021 is $250 (-) million. The investment portfolio consists of funds, bonds and certificates in USD and SEK. Funds consist of primarily “money market funds”, i.e., a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating debt-based securities with a short-term maturity. Bonds and certificates consist of corporate bonds and commercial papers.

Sensitivity

Profit or loss is sensitive to changes in fair value from short-term investments.

	Impact on loss before tax
	2021	2020	2019
Fair value - increase/decrease by 10%	+/- 25	—	—

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Commodity price risk

The Group is exposed to risk related to the price and availability of our ingredients and our profitability is dependent on, among other things, our ability to anticipate and react to availability of ingredients and inflationary pressures. Currently, the main ingredient in our products is oat.  The Group purchases oats from millers in Belgium, Sweden, Finland the United States, Malaysia and China, so supply may be particularly affected by any adverse events in these countries and regions.  The prices of oats and other ingredients, such as rapeseed oil, used are subject to many factors beyond the Group’s control, including poor harvests due to adverse weather conditions, natural disasters and changes in world economic conditions, including as a result of COVID-19 and the conflict in Ukraine. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with suppliers for the following year based on the outcome of the current year harvest.

The Group believes it will be able to address material commodity increases by either increasing prices or reducing operating expenses.  However, increases in commodity prices, without adjustments to pricing, or reduction to operating expenses, or a delay in pricing actions, could increase costs and increase loss as a share of revenue.  In addition, macro-economic and competitive conditions could make additional price increases difficult.

A general commodity cost price increase of 5% would have increased our 2021 commodity costs by $10.0 million.

3.1.2 Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost.

Financial counterparty credit risk is managed on a Group basis. The external financial counterparties must be high-quality international credit institutions or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2021 and 2020 were in the range from BBB- to AA+.

Customer and supplier credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2021, one customer in the foodservice channel represented approximately 14% of total revenue. The Group has not had any incurred losses from this customer historically. During 2020, there were no customers who individually represented more than 10% of revenue.

The Group has primarily two types of financial assets that are subject to the expected credit loss model:

•	trade receivables, and
•	loans to employees (other non-current financial assets at amortized cost).

Trade receivables

The Group applies the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables have been grouped based on days past due. The expected loss rates are based on sales over a period of 36 months before December 31, 2021, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. In cases when the Group has more information on customers than the statistical model reflects, a management overlay is made for those specific customers. Historically, the Group has experienced immaterial credit losses. Based on the historical data of very low credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material. The Group has during 2021 and 2020 not had any significant impairment losses relating to specific customers.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The aging of the Group’s trade receivables is as follows:

	2021	2020
Current	78,771	55,086
1-30 days past due	18,387	10,473
31-60 days past due	4,268	1,726
61-90 days past due	1,159	2,154
91- days past due	3,817	2,569
Gross carrying amount	106,402	72,009
Allowance for expected credit losses	(883)	(712)
Net carrying amount	105,519	71,297

The movements in the Group’s allowance for expected credit losses of trade receivables are as follows:

	2021	2020
As at January 1	(712)	(2,557)
Increase of allowance recognized in statement of operations during the year	(490)	(552)
Receivables written off during the year as uncollectible	—	2,569
Unused amount reversed	290	104
Translation differences	29	(276)
As at December 31	(883)	(712)

Trade receivables are written off where there is no reasonable expectation of recovery. Assessments are made individually, in each case, based on indicators that there is no reasonable expectation of recovery. Indicators include, amongst others, the failure of a debtor to engage in a repayment plan with the Group. Impairment losses on trade receivables are presented as selling, general and administration expenses within operating loss. Subsequent recoveries of amounts previously written off are credited against the same line item.

Loans to employees (Other financial assets at amortized cost)

Other financial assets at amortized cost primarily include loans to certain members of key management and other employees. The loans are full recourse and were issued 2016, 2017, 2019 and 2020 at a market rate for the purchase price of warrants in the parent (Oatly Group AB). The market rate was set at a rate equivalent to Swedish government borrowing rate (Sw. statslåneräntan) at the date of the loan plus a margin of 1%. Total issued amount for the loans was $5.1 million as at December 31, 2020. The loans have a maturity date that is the same as the use of the warrants which is at latest 10 years from grant date. The loans from employees have been repaid during 2021.

The credit risk for other financial assets at amortized cost as at December 31, 2021 and 2020 is not material, and no credit loss reserve has been recognized. The Group monitors closely if the credit risk for any issued loans has changed. For more information of the warrants and outstanding balances to related parties, see Note 7 Employee and personnel costs and Note 30 Related party disclosures.

3.1.3 Liquidity risk

Liquidity risk is the Group’s risk of not being able to meet the short-term payment obligations due to insufficient funds. Management monitors rolling forecasts of the Group’s liquidity reserve (comprising the undrawn borrowing facilities below) and cash and cash equivalents on the basis of expected cash flows. This is monitored at Group level with input from local management. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans Due to the dynamic nature of the underlying businesses, the Group treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

At the end of the reporting period, the Group held cash and cash equivalents of $295.6 ($105.4) million and short-term investments of $249.9 ($ - ) million that are available for managing liquidity risk. The Group has both long-term and a short-term financing with credit institutions.

In April 2021 the Group entered into Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of USD 397.8 million) with an accordion option of another SEK 850 million (equivalent of USD 93.9 million), subject to the fulfilment of certain conditions and at the lenders’ discretion. The initial term of the SRCF Agreement is three years from May 20, 2021, with an option to extend twice, for one additional year each at the lenders’ discretion. Borrowings under the SRCF Agreement are repayable at the end of the interest period to which that loan relates and carry an interest rate of the aggregate of the applicable margin and SONIA, LIBOR (with a rate switch to SOFR), STIBOR or EURIBOR, depending on the denominated currency, amounts loaned and if the denominated currency is a rate switch currency. Under the SRCF Agreement, the Group is subject to both financial and non-financial covenants. The non-financial covenants are covenants linked to sustainability measures. The financial covenants are tangible solvency, minimum EBITDA and liquidity requirements. The financial covenants are subject to a conversion right that may be exercised at the Group’s discretion from December 31, 2023, and following such conversion, the existing tangible solvency, minimum EBITDA and liquidity covenants will fall away and be replaced with a total net leverage ratio. The SRCF Agreement also contains limitations on the Group’s ability to pay dividends until the Group exercises their covenant conversion right. The SRCF agreement replaced the previous credit facility of $146.3 million.

As at December 31, 2021, the Group has not utilized any loan amounts under the new SRCF agreement. The Liabilities to credit institutions balance at December 31, 2021, is related to outstanding amounts on the European Investment Fund Facility (the “EIF Facility”) which was entered in October 2019 and matures in October 2022. The recognized amount as at December 31, 2021, is $6.0 ($8.0) million (denominated in EUR).

At December 31, 2020, the Group also had a term loan of $88.4 million that was repaid in 2021.

During 2020, the Group had a short-term credit facility of $15 million with a credit institute in the United States that could be utilized by providing collateral in trade receivables and inventories. As at December 31, 2020 $1.9 million was utilized and the same amount of trade receivables and inventories were pledged as collateral. The facility was pre-terminated in June 2021.

During 2020, the Group received a shareholder loan (the Subordinated Bridge Facilities Agreement) of $87.8 million split into EUR, USD and SEK. The loan was settled in full during 2021. For further information on the terms and conditions for 2020, see Note 27 Shareholder loans.

In total, the Group had access to undrawn bank overdraft facilities at the end of the reporting period amounting to $397.8 ($157.9) million.

3.1.4 Refinancing risk

Refinancing risk is defined as the risk for difficulties in refinancing the Group, that financing cannot be achieved, or can only be achieved at a higher cost. Liabilities to credit institutions and available facilities within the Group has an average maturity of 27 (18) months.

During 2021, the Group entered into a new multicurrency revolving credit facility of SEK 3.6 billion (equivalent of USD 397.8 million) with an accordion option of another SEK 850 million (equivalent of USD 93.9 million), subject to the fulfilment of certain conditions and at the lenders’ discretion. See above under “Liquidity risk” for a description of the deal.

The tables below analyze the Group’s financial liabilities into maturity groupings based on their contractual maturities for:

a) all non-derivative financial liabilities:

b) and net settled derivative financial instruments for which the contractual maturities represent the timing of the cash flows.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant. For interest rate swaps, the cash flows have been estimated using forward interest rates applicable at the end of the reporting period.

December 31, 2021	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade payables	93,043	—	—	—	—	93,043	93,043
Liabilities to credit institutions	1,240	4,904	—	—	—	6,144	5,987
Lease liabilities	4,275	12,826	19,134	39,702	200,327	276,265	143,219
Total non-derivatives	98,558	17,730	19,134	39,702	200,327	375,452	242,249

December 31, 2020	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade payables	45,295	—	—	—	—	45,295	45,295
Liabilities to credit institutions	3,802	5,553	96,703	—	—	106,058	95,990
Bank overdraft facility	1,197	—	—	—	—	1,197	1,197
Shareholder loans	—	108,401	—	—	—	108,401	106,118
Lease liabilities	1,917	5,751	5,696	12,693	12,429	38,486	30,144
Total non-derivatives	52,211	119,705	102,399	12,693	12,429	299,437	278,744
Derivatives
Interest rate swaps—net settled	17	51	67	146	9	290	189
Total derivatives	17	51	67	146	9	290	189

3.2. Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that the Group can continue its business and provide future returns for shareholders and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may issue new shares or sell assets to reduce debt. Capital is calculated as “equity attributable to owners of the Company” as shown in the balance sheet plus total borrowings (including current and non-current liabilities to credit institutions and lease liabilities as shown in the balance sheet) less cash and cash equivalents.

4. Significant accounting judgments, estimates and assessments

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and equity in the consolidated financial statements and the accompanying disclosures. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events. Uncertainty about these assumptions and the use of accounting estimates may not equal the actual results. This note provides an overview of the areas that involved a higher degree of judgment or complexity.

Revenue recognition—variable consideration for discounts and trade promotion

If the consideration in a contract includes a variable amount, the Group estimates the consideration to which the Group will be entitled in exchange for transferring goods to the customer. The Group’s expected discounts and payments for trade promotion activities are analyzed on a per customer basis. The Group estimates the consideration using either the expected value method or the most likely amount method, depending on which method better predicts the amount of consideration to which the Group will be entitled. The most likely amount method is used for contracts with a single contract

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

sum, while the expected value method is used for contracts with more than one threshold due to the complexity and the activities agreed with the individual customer.

Management makes judgments when deciding whether trade promotion activities with a customer should be classified as a reduction to revenue or as a marketing expense. Generally, activities with the individual customer are accounted for as a reduction to revenue whereas costs related to broader marketing activities are classified as marketing expenses.

Valuation of loss carry-forwards

A deferred tax asset is only recognized for loss carry-forwards, for which it is probable that they can be utilized against future tax surpluses and against taxable temporary differences. The majority of the loss carry-forwards as at December 31, 2021 and 2020 are not recognized in the Group as these are not expected to be utilized in the foreseeable future. Refer to Note 11 for further details.

Leases—Determining the lease term of contracts with renewal and termination options—Group as lessee

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The majority of the extension options in properties and production equipment have not been included in the lease liability, primarily due to the fact that the Group could replace the assets without significant cost or business disruption. However, for four new production plants, which commenced during 2021, extension options have been included in the lease term since the Group intends to make larger investments in the plants. The total lease terms for these production plants are 10, 20 and 40 years. For two existing production plants, the contracts were amended during the period and additional extension options were included for a total lease term of 40 years.

The lease term is reassessed when it is decided that an option will be exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. Refer to Note 15 for further details.

Leases—Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term and, with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay,” which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

Embedded leases

The Group has supplier contracts that have been reviewed in order to assess if the agreements contain embedded leases. There is judgment involved in assessing if an arrangement contains an embedded lease. The general rule is that an arrangement contains a lease if (1) there is an explicit or implicit identified asset in the contract, and (2) the customer controls use of the identified asset. For two supplier contracts entered into during 2021, the Group has concluded that there are embedded lease contracts. The lease liability for these embedded leases at year-end was approximately $10 million. For all other contracts and amendments, the Group has concluded that these agreements do not contain any embedded leases since it does not have the right to direct how and for what purpose the assets are used throughout the period of use.

Test of impairment of goodwill

The Group performs tests annually and if there are any indications of impairment to determine whether there is a need for impairment of goodwill, in accordance with the accounting principle presented in Note 2. At present, the Group only

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

has goodwill allocated to the operating segment EMEA. Recoverable amount for cash generating units are established through the calculation of the value in use. The calculation of the value in use is based on estimated future cash flows. The Group has estimated that EBITDA, the discount rate and the long-term growth rate are the most significant assumptions in the impairment test. Refer to Note 13 Intangible assets for further details.

Share-based payments

The Group measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of share-based payment transactions including sensitivity analysis are disclosed in Note 8.

5. Segment information

5.1. Description of segments and principal activities

The CEO is the chief operating decision maker of the Group. The CEO evaluates financial position and performance and makes strategic decisions. The CEO makes decisions on the allocation of resources and evaluates performance based on geographic perspective. Internal reporting is also based on the geographic perspective. Geographically, the CEO considers the performance in EMEA, Americas and Asia; thus, three geographical areas are considered to be the Group’s three segments.

5.2. Revenue and EBITDA

For the year ended December 31, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	336,452	179,830	126,908	—	—	643,190
Intersegment revenue	89,460	908	—	—	(90,368)	—
Total segment revenue	425,912	180,738	126,908	—	(90,368)	643,190
Adjusted EBITDA	21,959	(44,560)	(16,480)	(107,896)	—	(146,977)
Share-based compensation expense	(3,780)	(2,963)	(4,192)	(12,697)	—	(23,632)
Product recall expenses[1]	(1,654)	—	—	—	—	(1,654)
Asset impairment charge[2]	(4,970)	—	—	—	—	(4,970)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	11,555	(47,523)	(20,672)	(129,881)	—	(186,521)
Finance income	—	—	—	—	—	14,435
Finance expenses	—	—	—	—	—	(15,740)
Depreciation and Amortization	—	—	—	—	—	(27,222)
Loss before tax	—	—	—	—	—	(215,048)

*	Corporate consists of general overhead costs not allocated to the segments.
**	Eliminations in 2021 refer to intersegment revenue for sales of products from EMEA and Americas to Asia.
(1)	Relates to recall of products in Sweden as previously communicated on November 17, 2021. See the Company’s Form 6-K filed on November 17, 2021.
(2)

Relates to an asset impairment charge of certain production equipment at our Landskrona production facility in Sweden for which we have no alternative use. Of the $5.0 million, $4.3 million relates to property, plant and equipment and $0.7 million relates to leases.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

For the year ended December 31, 2020	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	267,691	99,997	53,663	—	—	421,351
Intersegment revenue	35,208	230	—	—	(35,438)	—
Total segment revenue	302,899	100,227	53,663	—	(35,438)	421,351
Adjusted EBITDA	39,456	(25,117)	(2,141)	(44,480)	—	(32,282)
Share-based compensation expense	—	—	—	(1,014)	—	(1,014)
IPO preparation and transaction costs	—	—	—	(679)	—	(679)
EBITDA	39,456	(25,117)	(2,141)	(46,173)	—	(33,975)
Finance income	—	—	—	—	—	515
Finance expenses	—	—	—	—	—	(11,372)
Depreciation and Amortization	—	—	—	—	—	(13,118)
Loss before tax	—	—	—	—	—	(57,950)

*	Corporate consists of general overhead costs not allocated to the segments.
**	Eliminations in 2020 primarily refer to intersegment revenue for sales of products from EMEA to Asia.

For the year ended December 31, 2019	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	154,746	39,120	10,182	—	—	204,047
Intersegment revenue	6,222	—	—	—	(6,222)	—
Total segment revenue	160,967	39,120	10,182	—	(6,222)	204,047
Adjusted EBITDA	16,594	(13,663)	(5,211)	(18,463)	—	(20,743)
Share-based compensation expense	—	—	—	(1,922)	—	(1,922)
IPO preparation and transaction costs	—	—	—	—	—	—
EBITDA	16,594	(13,663)	(5,211)	(20,386)	—	(22,665)
Finance income	—	—	—	—	—	47
Finance expenses	—	—	—	—	—	(3,655)
Depreciation and Amortization	—	—	—	—	—	(8,094)
Loss before tax	—	—	—	—	—	(34,367)

*	Corporate consists of general overhead costs not allocated to the segments.
**	Eliminations in 2019 refer to intersegment revenue for sales of products from EMEA to Asia.

Revenues of approximately 14% in 2021 are derived from a single external customer in the foodservice channel. These revenues are attributed to the Americas and Asia segments. There were no revenues in 2020 of 10% or more that derived from a single external customer. In 2019, revenues of approximately 10% were derived from a single external customer. These revenues were attributed to the EMEA segment.

Our oatmilk accounted for approximately 91%, 90%, and 86% of our revenue in the years ended December 31, 2021, 2020 and 2019, respectively.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5.3 Non-current assets by country

Non-current assets for this purpose consists of property, plant and equipment and right-of-use assets:

	2021	2020
US	262,538	142,563
Sweden	122,488	98,285
UK	119,973	106
China	101,082	800
Singapore	36,182	8,780
Other	25,833	25,194
Total	668,096	275,728

5.4. Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	2021	2020	2019
US	177,180	99,988	39,123
UK	120,278	92,805	47,347
China	111,830	47,452	9,274
Germany	70,699	51,673	17,322
Sweden	57,937	56,587	47,290
Finland	27,420	25,818	21,505
The Netherlands	24,047	17,017	9,125
Other	53,799	30,011	13,061
Total	643,190	421,351	204,047

5.5. Revenue from external customers, broken down by channel

Revenue from external customers, broken down by channel, is shown in the table below.

	2021	2020	2019
Retail	387,939	297,973	153,035
Foodservice	223,125	108,317	42,850
Other	32,126	15,061	8,162
Total	643,190	421,351	204,047

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

6. Depreciation, amortization and impairment by function

	2021
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold[1]	(16,337)	(5,894)	—	(22,231)
Research and development expenses	(294)	(58)	(77)	(429)
Selling, general and administrative expenses[2]	(3,546)	(3,863)	(2,123)	(9,532)
Total depreciation/amortization/impairment by function	(20,177)	(9,815)	(2,200)	(32,192)

(1)	Within property, plant and equipment, the cost of goods sold portion of the EMEA asset impairment amounted to $1.5 million.
(2)	Within property, plant and equipment, the selling, general and administrative expenses portion of the EMEA asset impairment amounted to $3.5 million.

	2020
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(6,131)	(3,314)	—	(9,445)
Research and development expenses	(17)	(7)	(12)	(36)
Selling, general and administrative expenses	(189)	(2,500)	(948)	(3,637)
Total depreciation/amortization/impairment by function	(6,337)	(5,821)	(960)	(13,118)

	2019
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(3,775)	(2,866)	—	(6,641)
Research and development expenses	(9)	(7)	(6)	(22)
Selling, general and administrative expenses	(135)	(1,230)	(66)	(1,431)
Total depreciation/amortization/impairment by function	(3,919)	(4,103)	(72)	(8,094)

7. Employee and personnel costs

The disclosure amounts are based on the expense recognized in the consolidated statement of operations.

	2021	2020	2019
Salaries and other remuneration	(109,847)	(62,769)	(30,365)
Social security costs	(19,158)	(11,376)	(6,853)
Share-based payments	(23,632)	(1,014)	(546)
Pension costs—defined contribution plans	(8,390)	(4,543)	(2,782)
Total employee benefits	(161,027)	(79,702)	(40,546)

Key management compensation	2021	2020	2019
Short-term employee benefits	(6,459)	(4,660)	(2,530)
Post-employment benefits	(766)	(652)	(367)
Share-based payments	(13,921)	(1,014)	—
Social security contributions	(2,521)	(1,331)	(1,275)
Total	(23,666)	(7,657)	(4,172)

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Key management is comprised of 13 members of management, including our Executive Officers (CEO and CFO), and the Board of Directors.

7.1 Employee benefits expenses by function

	2021	2020	2019
Cost of goods sold	(35,959)	(23,133)	(11,382)
Research and development expenses	(10,336)	(4,145)	(2,762)
Selling, general and administrative expenses	(114,732)	(52,424)	(26,402)
Total	(161,027)	(79,702)	(40,546)

8. Share-based payments

LTI 2021

The extraordinary general meeting in the Company held on May 6, 2021 (the “EGM”) adopted a long-term incentive program for the Company’s board members, management and employees (including qualifying consultants who work full-time for the group and over a longer period) called (“LTI 2021”). The LTI 2021 contains an omnibus incentive plan, the Oatly 2021 Incentive Award Plan, that was adopted at the EGM (the “LTI Incentive Plan”), applicable to all LTI 2021 participants. The principal purpose of the LTI 2021 is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards.

Pursuant to LTI 2021, the Company may grant restricted stock units (“RSUs”) and stock options (jointly, “Awards”) to eligible participants to acquire (i) common shares, with a quota value of SEK 0.0015 per share as of 20 May 2021 (“Common Shares”), or (ii) American Depositary Shares or American Depositary Receipts, each representing one Common Share (jointly, the “Shares”).

Pursuant to LTI 2021, the Company may grant Awards entitling to a maximum of 69,496,515 Shares. The LTI 2021 is a multi-year long term incentive program and Awards may be awarded up until and including 2026. To ensure the delivery of Shares underlying the Awards in accordance with the LTI 2021, the EGM resolved to issue not more than 69,496,515 warrants (the “Warrants”), whereby the Company’s share capital could be increased by not more than SEK 102,957.80 (assuming a quota value of SEK 0.0015 per share) upon exercise of the Warrants for subscription and registration with the Swedish Companies Registration Office (the “SCRO”) of Common Shares. All 69,496,515 Warrants shall be subscribed for by the Company (which in accordance with the EGM’s resolution shall be entitled to transfer the Warrants to participants or a third party in order to fulfil the commitments arising from LTI 2021) and will be registered with the SCRO.

RSUs

During the financial year 2021, the Company, under the LTI 2021, issued 1,791,602 RSUs to employees and 41,175 RSUs to members of the Board of Directors. The RSUs were granted free of charge and are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees vest gradually over three years from date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest over one year from date of grant, subject to continued service.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Activity in the Group´s RSUs outstanding and related information is as follows:

	Grant date fair value ($)	Number of RSUs
As at December 31, 2020	—	—
Granted May	17.00	1,257,127
Granted November	9.92	575,650
Forfeited	—	(131,770)
As at December 31, 2021	—	1,701,007

Employee stock options

During the financial year 2021, the Company, under the LTI 2021, issued 7,002,430 employee stock options to employees, of which 5,750,002 were issued to members of key management (excl. the Board of Directors). The employee stock options were granted free of charge and are accounted for as equity-settled share-based payment transactions. For employee stock options granted under the LTI 2021, the exercise price is equal to the fair value of the ordinary shares on grant date. The exercise price is included in the grant date fair value of the award. The employee stock options granted to participants under the LTI 2021 vest in equal instalments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each instalment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment.

	Weighted average exercise price ($)	Number of employee stock options
As at December 31, 2020	—	—
Granted May	17.00	6,867,649
Granted November	9.92	134,781
Forfeited	17.00	(44,118)
As at December 31, 2021	16.86	6,958,312

No options expired during the period covered by the above table.

Employee stock options outstanding as at December 31, 2021, amounted to 6,823,531 for the May 2021 grant with an exercise price of $17 per share, and 134,781 for the November 2021 grant with an exercise price of $9.92 per share. One-third of the employee stock options vests each anniversary after grant, and the expiration date is five years from the relevant vesting date.

The fair value at grant date of employee stock options granted during the financial year 2021 was USD 6.24 for the May 2021 grant date and USD 3.67 for the November 2021 grant date. The fair value of the employee stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the employee stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the employee stock options and the correlations and volatilities of the peer Group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model. The following table lists the inputs to the Black-Scholes option-pricing model used for employee stock options granted during the financial year 2021:

	May 2021	November 2021
Exercise price ($)	17	9.92
Expected term (years)	6-8	6-8
Share price at grant date	17	9.92
Expected price volatility of the Company's shares (%)	33.00	33.00
Risk-free interest rate (%)	1.09-1.44	1.34-1.48

Valuation assumptions are determined at each grant date and, as a result, are likely to change for share- based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of the

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

employee stock options. The sensitivity analysis below shows the impact of increasing and decreasing the share price by 10%, expected volatility by 2% as well as the impact of increasing and decreasing the expected term by      6 months. This analysis was performed on employee stock options granted in 2021.

The following table shows the impact of these changes on fair value per employee stock option granted 2021:

	May 2021	November 2021
Share price decrease 10%	(1.16)	(0.68)
Share price increase 10%	1.23	0.73
Volatility decrease 2%	(0.31)	(0.18)
Volatility increase 2%	0.31	0.18
Expected life decrease 6 months	(0.26)	(0.14)
Expected life increase 6 months	0.26	0.14

Warrants 2016-2020

The Group has granted warrants to employees during 2016 to 2020. The warrants outstanding as at January 1, 2021, have been either exercised or forfeited during the year as follows:

Set out below are summaries of warrants granted under the plans:

	Average exercise price per share	Number of warrants*
As at January 1, 2020	SEK 5.65	1,492,864
Granted during the year	SEK 39.77	107,000
Redeemed during the year	SEK 5.27	(123,667)
As at December 31, 2020	SEK 8.16	1,476,197

*	Warrant holders have the right to subscribe to 27 ordinary shares per warrant.

	Average exercise price per share	Number of warrants*
As at January 1, 2021	SEK 8.16	1,476,197
Exercised during the period	SEK 8.16	(1,456,197)
Forfeited during the period	SEK 7.68	(20,000)
As at December 31, 2021	-	-

*	Warrant holders have the right to subscribe to 27 ordinary shares per warrant.

The estimated weighted average fair value at grant date of warrants granted during 2020 was SEK 115.9. The fair value of the warrants at grant date has been determined using the Black-Scholes model, which takes into account the exercise price, the expected term of the warrant, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the warrant and the correlations and volatilities of the peer Group companies.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The model inputs for warrants granted during the year ended December 31, 2020, included:

2020
Weighted average exercise price per share	SEK 39.77
Grant date	July 2020
Contractual term	10 years
Weighted average expected term	0.8 years
Weighted average share price at grant date	SEK 39.77
Expected price volatility of the Company’s shares	30%
Expected dividend yield	0%
Risk-free interest rate	0%

Valuation assumptions are determined at each grant date and, as a result, are likely to change for share-based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of the warrants. The sensitivity analysis below shows the impact of increasing and decreasing the share price by 10%, expected volatility by 2% as well as the impact of increasing and decreasing the expected term by 6 months. This analysis was performed on warrants granted in 2020.

The following table shows the impact of these changes on fair value per warrant granted 2020:

2020
Share price decrease 10%	SEK (51.40)
Share price increase 10%	SEK 66.90
Volatility decrease 2%	SEK (7.70)
Volatility increase 2%	SEK 7.70
Expected life decrease 6 months	SEK (43.60)
Expected life increase 6 months	SEK 31.00

In addition to the warrants, the Group has issued full recourse loans at a market rate to the participants for the purchase price of the warrants. For further information, see Note 16 Other non-current receivables and Note 30 Related party disclosures.

Expenses arising from the share-based payment transactions	2021	2020	2019
RSUs issued under LTI 2021	(7,489)	—	—
Employee stock options issued under LTI 2021	(16,143)	—	—
Warrants	—	(1,014)	(1,921)
Social security costs	(1,581)	(319)	(604)
Total	(25,213)	(1,333)	(2,525)

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

9. Finance income and expenses

	2021	2020	2019
Interest income	1,774	119	47
Net foreign exchange difference	12,661	396	—
Total finance income	14,435	515	47
Interest expenses—loan from credit institutions	(8,623)	(5,627)	(1,515)
Interest expenses—lease liabilities	(5,026)	(1,462)	(1,216)
Interest expenses—shareholder loans	(5,256)	(7,343)	—
Fair value changes contingent consideration	—	—	(112)
Fair value changes derivatives	(16)	976	34
Fair value changes short-term investments	(222)	—	—
Other financial expenses	(518)	(478)	(35)
Borrowing costs capitalized	3,921	2,562	235
Net foreign exchange difference	—	—	(1,046)
Total finance expenses	(15,740)	(11,372)	(3,655)

Capitalized borrowing costs

Borrowing costs have been capitalized for qualifying assets that consist of construction in progress for production facilities. The capitalization rate used to determine the amount of borrowing costs that have been capitalized, is the weighted average interest rate applicable to the Group’s general liabilities to credit institutions, shareholder loan and lease liabilities during the year, in this case 3.82% (6.78%).

10. Net exchange-rate differences

The exchange-rate differences recognized in the consolidated statement of operations are included as follows:

	2021	2020	2019
Other operating income and expense, net	662	(1,792)	332
Finance income and expenses (Note 9)	12,661	396	(1,046)
Exchange-rate differences—net	13,323	(1,396)	(714)

11. Income tax

The major components of income tax expense for the year ended December 31 2021, 2020 and 2019 are as follows:

	2021	2020	2019
Current tax:
Current income tax benefit/(expense)	1,887	(1,442)	(672)
Adjustments in respect of income tax of previous years	(120)	(141)	(137)
	1,767	(1,583)	(809)
Deferred tax:
Relating to origination and reversal of temporary differences	888	(828)	(449)
	888	(828)	(449)
Income tax benefit/(expense) reported in the consolidated statement of operations	2,655	(2,411)	(1,258)

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Reconciliation of tax expense and the accounting loss multiplied by Sweden’s corporate tax rate:

	2021	2020	2019
Accounting loss before tax	(215,048)	(57,950)	(34,367)
At Sweden’s corporate income tax rate of 20.6% (21.4%)	44,300	12,401	7,355
Effect of tax rates in foreign jurisdictions	(835)	(1,229)	(65)
Non-deductible costs	(2,712)	(3,141)	(777)
Adjustments in respect of income tax of previous years	(120)	(141)	(137)
Change in unrecognized deferred taxes	(38,915)	(10,373)	(7,381)
Tax effect of changes in tax rates	(13)	(439)	(252)
Other	950	511	(1)
Income tax benefit/(expense)	2,655	(2,411)	(1,258)

In 2018, it was decided that the corporate tax rate in Sweden was going to be lowered in two steps. The corporate tax rate was lowered from 22.0% to 21.4% for financial years commencing after December 31, 2018. In the next step, the corporate tax rate was lowered to 20.6% for financial years commencing after December 31, 2020.

Deferred tax

Deferred tax relates to the following:

	2021	2020
Property, plant and equipment	(36,642)	(4,131)
Tax losses carried forward	27,792	1,303
Leases	930	184
Share based compensation	282	—
Accrued expenses	1,280	731
Deferred tax credits	1,822	353
Loss allowances for financial assets	62	122
Other	4,090	157
Net deferred tax liabilities	(384)	(1,281)
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	2,293	26
Deferred tax liabilities	(2,677)	(1,307)
Deferred tax liabilities, net	(384)	(1,281)

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. Deferred income tax assets are recognized for tax loss carry-forwards, temporary differences or other tax credits to the extent that the realization of the related tax benefit through future taxable profits is probable.

A reconciliation of net deferred tax is shown in the table below:

	2021	2020
Balance at January 1	(1,281)	(454)
Movement recognized in the consolidated statement of operations	888	(828)
Exchange differences	9	1
Balance at December 31	(384)	(1,281)

In some subsidiaries, a deferred income tax asset has been recognized to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity. For the Swedish subsidiaries, no

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

deferred income tax asset was recognized since, according to the Group, the criteria for reporting deferred tax assets in IAS 12 were not met.

Deferred tax assets have not been recognized in respect of the following items:

	2021	2020
Loss allowance for trade receivables	49	577
Accrued expenses	64	1,754
Tax losses carried forward	71,124	29,877
Net interest expense carried forward	2,262	1,168
Other	718	189
Total unrecognized deferred tax assets	74,217	33,565

The Group’s accumulated loss carry-forwards amounted to $484.2 ($152.5) million. Tax loss carry-forwards as at December 31, 2021 were expected to expire as follows:

Expected expiry	Less than 5 years	Unlimited	Total
Tax loss carry-forwards	—	484,225	484,225

The Group has unrecognized tax losses that arose in Sweden of $345.3 ($136.8) million that are available indefinitely for offsetting against future taxable profits of the companies in Sweden. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in companies that have been loss-making for some time, and there is no other evidence of recoverability in the foreseeable future. If the Group were able to recognize all unrecognized deferred tax assets on tax losses in Sweden, the result would increase by $71.1, $28.2, and $10.4 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Furthermore, the Group has tax losses in foreign jurisdictions amounting to $12.4 ($8.7) million. A deferred tax asset has been recognized in respect of these losses as at December 31, 2021 as it is likely that these will be able to be utilized in the foreseeable future. The measurement of deferred tax assets is subject to uncertainty and the actual result may diverge from judgements due to future changes in business climate, altered tax laws etc. An assessment is made at each closing date of the likelihood that the deferred tax asset will be utilized.

The Group also has tax losses that arose in the United States of $126.5 ($6.1) million. A deferred tax asset has been recognized in respect of these losses as there are sufficient taxable temporary differences to offset against. Utilization of loss carry-forwards in jurisdictions in which the Group operates may be subject to limitations if there is a change in control.

As at December 31, 2021, no deferred tax liability had been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. It is not practicable to calculate the aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it periodically evaluates positions taken in the tax returns to validate whether it has any uncertain tax positions, particularly those relating to transfer pricing. The tax filings of the Company and the subsidiaries in different jurisdictions include adjustments related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

12. Investments in subsidiaries

The Group had the following principal subsidiaries as at December 31, 2021:

Name	Country/place of registration and operations	Principal activities	Proportion of voting rights and shares held (directly or indirectly) (%)
Direct ownership
Cereal Base CEBA AB	Sweden	Holding	100%
Indirect ownership
Oatly AB	Sweden	Selling and production	100%
Oatly Sweden Operations & Supply AB	Sweden	Production	100%
Oatly UK Ltd.	United Kingdom	Selling	100%
Oatly UK Operations & Supply Ltd.	United Kingdom	Production	100%
Oatly Germany GmbH	Germany	Selling	100%
Oatly Norway AS	Norway	Selling	100%
Oy Oatly AB	Finland	Selling	100%
Oatly Netherlands BV	Netherlands	Selling	100%
Oatly Netherlands Operation & Supply BV	Netherlands	Production	100%
Oatly EMEA AB	Sweden	Selling	100%
Oatly Inc.	United States	Selling	100%
Oatly US Inc.	United States	Selling	100%
Oatly US Operations & Supply Inc.	United States	Production	100%
Havrekärnan AB	Sweden	Production	100%
Oatly Singapore Operations & Supply Pte Ltd.	Singapore	Production	100%
Oatly Hong Kong Holding Ltd.	Hong Kong, China	Selling	100%
Oatly Shanghai Co. Ltd.	China	Selling	100%
Oatly Food Co. Ltd.	China	Production	100%
Oatly Thousands of Island Co Ltd.	China	Production	100%

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

13. Intangible assets

		Other Intangible assets
	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At January 1, 2020	126,624	—	1,108	2,900	130,632
Additions	—	—	1,777	6,692	8,469
Reclassification	—	2,463	—	(2,463)	—
Exchange differences	17,202	323	340	714	18,579
At December 31, 2020	143,826	2,786	3,225	7,843	157,680
Additions	—	2,860	1,667	2,597	7,124
Scrapped	—	(245)	—	(165)	(410)
Reclassification	—	6,553	—	(6,553)	—
Exchange differences	(13,462)	(787)	(372)	(647)	(15,268)
At December 31, 2021	130,364	11,167	4,520	3,075	149,126
Accumulated amortization
At January 1, 2020	—	—	(153)	—	(153)
Amortization charge	—	(454)	(506)	—	(960)
Exchange differences	—	(41)	(63)	—	(104)
At December 31, 2020	—	(495)	(722)	—	(1,217)
Amortization charge	—	(1,420)	(780)	—	(2,200)
Exchange differences	—	109	107	—	216
At December 31, 2021	—	(1,806)	(1,395)	—	(3,201)
Cost, net accumulated amortization
At December 31, 2020	143,826	2,291	2,503	7,843	156,463
At December 31, 2021	130,364	9,361	3,125	3,075	145,925

Adjustments made related to the agenda decision for new SaaS arrangements were not material for the Group for the year ended December 31, 2021. There were no adjustments for the year ended December 31, 2020.  Refer to Note 2 for a summary of the change in accounting policy for SaaS arrangements.

Goodwill is in its entirely related to the acquisition of Cereal Base CEBA AB in 2016. A contingent consideration existed in relation to the acquisition. The contingent consideration was paid in full during 2019 at the amount of $7.6 million.

13.1. Test of goodwill impairment

The CEO assesses the operating performance based on the Group’s three operating segments: EMEA, Americas and Asia. Goodwill is monitored by the CEO at the level of the three operating segments. The goodwill existing as at December 31, 2021 and 2020 is entirely attributable to EMEA.

The Group tests whether goodwill has suffered any impairment on an annual basis. For the 2021 and 2020 reporting period, the recoverable amount of the cash-generating unit (“CGU”) was determined based on value-in-use calculations, which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using the estimated growth rate stated below. The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The following table sets out the key assumptions:

	2021	2020
Long-term growth rate (%)	2%	2%
Pre-tax discount rate (%)	12.6%	12.8%

Management has determined the values assigned to each of the above key assumptions as follows:

•	Long-term growth rate: This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.
•	Pre-tax discount rates: Reflect specific risks relating to the relevant segments and the countries in which they operate.

The residual value exceeds the carrying amount of goodwill.

14. Property, plant and equipment

A summary of property, plant and equipment as at December 31, 2021 and December 31, 2020 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At January 1, 2020	32,685	49,911	22,749	105,345
Additions	294	1,915	142,203	144,412
Disposals	—	(477)	(1,051)	(1,528)
Reclassifications	3,395	2,218	(5,613)	—
Exchange differences	2,620	4,195	5,699	12,514
At December 31, 2020	38,994	57,762	163,987	260,743
Additions	23,590	69,341	211,949	304,880
Disposals	—	(21)	—	(21)
Reclassifications	57,744	76,591	(134,820)	(485)
Exchange differences	(2,905)	(4,668)	(6,731)	(14,304)
At December 31, 2021	117,423	199,005	234,385	550,813
Accumulated depreciation and impairment
At January 1, 2020	(3,862)	(10,983)	—	(14,845)
Depreciation charge	(1,305)	(5,032)	—	(6,337)
Disposals	—	352	—	352
Reclassifications	10	(10)	—	—
Exchange differences	(613)	(1,675)	—	(2,288)
At December 31, 2020	(5,770)	(17,348)	—	(23,118)
Depreciation charge	(2,687)	(13,163)	—	(15,850)
Disposals	—	3	—	3
Impairment	—	(833)	(3,494)	(4,327)
Reclassifications	—	—	—	—
Exchange differences	567	1,560	—	2,127
At December 31, 2021	(7,890)	(29,781)	(3,494)	(41,165)
Cost, net accumulated depreciation and impairment
At December 31, 2020	33,224	40,414	163,987	237,625
At December 31, 2021	109,533	169,224	230,891	509,648

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The additions in Construction in progress during the year ended December 31, 2021 is mainly related to investment in new and existing production facilities.

The reclassifications between Construction in progress and Land and buildings and Plant and machinery are mainly related to part of the Ogden, Utah production facility, and the Singapore production facility, which were completed during the year ended December 31, 2021.

The depreciation expense for years ended December 31, 2021, 2020 and 2019 was $15.9 million, $6.3 million and $3.9 million, respectively.

15. Leases

This note provides information for leases where the Group is a lessee.

15.1. The Group’s leasing activities and how these are accounted for

Lease terms for properties are generally between 1 and 10 years, except for the production facilities described below.

The lease agreement for the production facility in Ogden, Utah, originally had a lease term of total 20 years (including extension options). The lease was modified during the year ended December 31, 2021, in regards of the lease term adding options to extend the lease further from December 31, 2038, to December 31, 2061. The Group has assessed it as reasonably certain that all extension periods will be utilized up until 2061. The addition to the right-of-use asset as a result of the modification amounts to $4.7 million.

In addition to the modification above, the lease was also amended with two additional buildings at the Ogden production facility. One addition commenced in June 2021, and the commencement date for the second addition is December 31, 2022.

Furthermore, five lease agreements regarding production facilities were entered into during the year ended December 31, 2021:

•	One in Fort Worth, Texas, which commenced in March 2021 with a lease term of 20 years having included two extension options of five years each,
•	One in Ma’anshan, China which commenced in January 2021 with a lease term of 10 years having included an extension option of five years,
•	One in Singapore which commenced in May 2021 with a lease term of 10 years,
•	One in Peterborough, United Kingdom, which commenced in September 2021 with a lease term of 40 years having included two extension options of 10 years each, and
•	One in China (Asia III) which commenced in October 2021 with a lease term of 50 years.

Lease terms for production equipment are generally between 1 and 5 years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Extension and termination options

Extension and termination options are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. For more information regarding the Group’s extension options, please refer to Note 4.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

15.2. Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position discloses the following amounts relating to leases:

	2021	2020
Right-of-use assets
Land and buildings	127,773	23,153
Plant and machinery	30,675	14,950
Total	158,448	38,103
Lease liabilities
Non-current	126,516	23,883
Current	16,703	6,261
Total	143,219	30,144

	Land and buildings	Plant and machinery	Total
Cost
At January 1, 2020	16,553	19,174	35,727
Increases	10,588	2,176	12,764
Decreases	(507)	(1,298)	(1,805)
Exchange differences	1,192	2,491	3,683
At December 31, 2020	27,826	22,543	50,369
Increases	113,597	21,526	135,123
Decreases	(934)	(3,556)	(4,490)
Reclassifications	—	485	485
Exchange differences	(1,686)	(1,721)	(3,407)
At December 31, 2021	138,803	39,277	178,080
Accumulated depreciation
At January 1, 2020	(1,732)	(4,472)	(6,204)
Depreciation	(3,149)	(2,981)	(6,130)
Decreases	497	732	1,229
Exchange differences	(289)	(872)	(1,161)
At December 31, 2020	(4,673)	(7,593)	(12,266)
Depreciation[1]	(7,507)	(4,982)	(12,489)
Decreases	933	3,175	4,108
Exchange differences	217	798	1,015
At December 31, 2021	(11,030)	(8,602)	(19,632)
Cost, net accumulated depreciation
At December 31, 2020	23,153	14,950	38,103
At December 31, 2021	127,773	30,675	158,448

(1)

Includes an asset impairment charge of certain production equipment at our Landskrona production facility in Sweden for which we have no alternative use, amounting to $5.0 million, of which $4.3 million relates to property, plant and equipment and $0.7 million relates to right of use assets.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

15.3 Amounts recognized in the statement of operations

	2021	2020	2019
Depreciation and impairment charge of right-of-use assets
Land and buildings	(7,507)	(3,149)	(1,708)
Plant and machinery	(4,982)	(2,981)	(2,670)
Total	(12,489)	(6,130)	(4,378)
Interest expense (included in finance cost)	(5,026)	(1,462)	(1,216)
Expense relating to short-term leases	(576)	(314)	(331)
Expense relating to leases of low-value assets that are not shown above as short-term leases	(1,605)	(1,984)	(1,593)

The total cash outflow for leases in 2021 was $16.5 ($9.8) million.

The Group has the following lease agreements, which had not commenced as of December 31, 2021, but the Group is committed to:

•

For the previously mentioned Ogden, Utah, agreement, one additional building under which the Group’s obligations amount to $27.9 million for a term of 40 years. The additional building has a commencement date of December 31, 2022.

•

One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $8.0 million for a term of six years. The commencement date is expected to be in the first half of 2022.

•	One lease agreement regarding R&D premises in Lund, Sweden, under which the Group’s obligations amount to $13.8 million for a term of 15 years. The lease has a commencement date of September 1, 2023.

16. Other non-current receivables

	2021	2020
Deposits	941	—
Loans to employees	—	5,064
Long term prepaid expenses	3,411	—
Other receivables	1,182	1,486
Total	5,534	6,550

As at December 31, 2021, other non-current receivables primarily included deposits and long term prepaid expenses. As at December 31, 2020, other non-current receivables primarily included full recourse loans to certain members of key management and other employees. Refer to section 3.1.2 Credit risk for further description of the loans. For more information of the warrants and related outstanding balances, see Note 7 Employee and personnel costs and Note 30 Related party disclosures.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

17. Financial instruments per category

December 31	2021	2020	2021	2020
	Fair value through profit or loss		At amortized cost
Assets in the consolidated statement of financial position
Other non-current receivables	—	—	5,534	6,550
Derivatives	—	827	—	—
Trade receivables	—	—	105,519	71,297
Other current receivables	—	—	6,982	1,969
Short-term investments	249,937	—	—	—
Cash and cash equivalents	—	—	295,572	105,364
Total	249,937	827	413,607	185,180

December 31	2021	2020	2021	2020
	Fair value through profit or loss		At amortized cost
Liabilities in the consolidated statement of financial position
Liabilities to credit institutions	—	—	5,987	95,990
Shareholder loans	—	—	—	106,118
Derivatives (part of other non-current liabilities)	—	189	—	—
Bank overdraft facilities	—	—	—	1,197
Trade payables	—	—	93,043	45,295
Accrued expenses	—	—	85,987	36,147
Total	—	189	185,017	284,747

Short-term investments

Some of the cash received in the IPO has been invested in different short-term investments, namely funds, bonds and certificates, for the purpose of securing and increasing the value until the cash is needed for investments in the business, including, for example, new production facilities. The short-term investments are made in SEK and USD.

Funds consist of primarily “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating, debt-based securities with a short-term maturity.

Bonds and certificates consist of corporate bonds and commercial papers.

The changes in fair value recorded in the profit and loss for the year ended December 31, 2021 were $0.2 million. The fair value changes are included in Finance income and expenses, net.

Fair value hierarchy

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Specific valuation techniques used in level 2 to value financial instruments include:

•	for short-term investments, quoted market prices or dealer quotes for similar instruments,
•	for interest rate swaps, the present value of the estimated future cash flows based on observable yield curves, and
•	for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Recurring fair value measurements at December 31, 2021	Level 1	Level 2	Level 3
Financial assets
Short-term investments	—	249,937	—
Total financial assets	—	249,937	—

Recurring fair value measurements at December 31, 2020	Level 1	Level 2	Level 3
Financial assets
Derivatives	—	827	—
Total financial assets	—	827	—
Financial liabilities
Derivatives	—	189	—
Total financial liabilities	—	189	—

There were no transfers between the levels during 2021 and 2020.

The fair value of liabilities to credit institutions is estimated to correspond to the carrying amount since all borrowing is at a floating interest rate, and the credit risk in the Group has not changed significantly.

The fair value of the shareholder loan in 2020 was estimated to correspond to the carrying amount since the due date was 3 months from the reporting date, hence the discount effect is not significant.

The carrying amount of other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

18. Inventories

	2021	2020
Raw materials and consumables	17,296	7,056
Finished goods	78,365	30,875
Advances to suppliers	—	1,184
Total	95,661	39,115

Inventories recognized as an expense during the year ended December 31, 2021 amounted to $459.7 ($251.2) million and were included in cost of goods sold.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Write-downs of inventories to net realizable value amounted to $5.1 ($2.0) million. The write-downs were recognized as an expense during the years ended December 31, 2021 and 2020 and included in cost of goods sold in the statement of operations.

19. Trade receivables

	2021	2020
Trade receivables	106,402	72,009
Less: allowance for expected credit losses	(883)	(712)
Trade receivables—net	105,519	71,297

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	2021	2020
EUR	32,394	20,941
GBP	18,541	15,421
USD	24,877	13,830
CNY	20,871	14,048
SEK	3,979	5,184
Other	4,857	1,873
Total	105,519	71,297

For more information on aging schedule and the allowance for expected credit losses, please see Note 3.1.2.

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

20. Other current receivables

	2021	2020
Derivatives	—	827
Value added tax	20,801	7,767
Advance payments to vendors	3,915	1,184
Other	7,513	2,585
Total	32,229	12,363

21. Prepaid expenses

	2021	2020
Prepaid production and warehouse expenses	309	6,066
Prepaid selling and marketing expenses	5,215	299
IPO preparation costs	—	1,474
Prepaid insurance expenses	8,894	458
Prepaid financing expenses	3,537	777
Other	9,756	2,435
Total	27,711	11,509

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

22. Cash and cash equivalents

The consolidated statement of financial position and the consolidated statement of cash flows include the following items in “cash and cash equivalents”:

	2021	2020
Short-term deposits	180,458	—
Cash at bank and on hand	115,114	105,364
Total	295,572	105,364

Short-term deposits are time deposits and structured deposits, with maturities of 1 to 3 months. The deposits can be withdrawn at any time before maturity date. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

23. Share capital and other contributed capital

As at December 31, 2021, 591,777 thousand ordinary shares were outstanding and the par value per share was $0.00018 (SEK 0.0015).

As at December 31, 2020, the Company’s share capital consisted of 433,502,145 A-shares with a par value of $0 (SEK 0.00037), 46,797,804 B-shares with a par value of $0 (SEK 0.00037) and 1,405,944 G-shares with a par value of $0 (SEK 0.00037).

At an extraordinary general meeting held on March 15, 2021, a bonus issue with a registration date of March 22, 2021, was made. The bonus issue resulted in an increase in the share capital of $62.8 thousand (SEK 535.2 thousand). The number of shares were unchanged. The par value per share changed to $0.00017 (SEK 0.00148).

At an extraordinary general meeting on May 4, 2021, the shareholders of the Company approved to adopt new articles of association according to the Board’s proposal. As a consequence of the adoption of the new articles of association, the share classes were removed so that the Company only has ordinary shares.

On the date of the IPO, on May 20, 2021, the following transactions were carried out:

•

A redemption of 58 thousand shares was made in order to maintain the economic values among the shareholders after the removal of share classes. The reduction took place through retirement of shares and the share capital was reduced by the amount of $10.35 (SEK 86.24).

•	All outstanding warrants were exercised into 39,317 thousand ordinary shares and the share capital was increased by $7.1 thousand (SEK 59.0 thousand).
•	6,124 thousand ordinary shares were issued to convert a portion of the shareholder’s loan and the share capital was increased by $1.1 thousand (SEK 9.2 thousand).
•

A bonus issue was made. The bonus issue resulted in that the par value per share changed to $0.00018 (SEK 0.0015) through an increase in the share capital of $1.1 thousand (SEK 8.9 thousand). The number of shares remained unchanged.

•	A new share issue was carried out consisting of 64,688 thousand shares which have been subscribed and allotted and the share capital was increased by $11.7 thousand (SEK 97.0 thousand).

The shares carry a voting power of one vote/share. All shares issued by the parent are fully paid.

Other contributed capital of $1,628.1 ($448.3) million consists of share premium, shareholders contribution and proceeds from warrant issues.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Foreign currency translation reserve of $(74.5) ($(2.5)) million primarily consists of exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

Accumulated deficit of $(308.4) ($(119.7)) million consists of accumulated losses and share-based payments.

24. Liabilities to credit institutions

	2021	2020
Non-current liabilities to credit institutions	—	91,655
Current liabilities to credit institutions, consisting of the following:
—Liabilities to credit institutions	5,987	4,335
—Overdraft facilities	—	1,197
Total	5,987	97,187

During April 2021 the Group entered into a new Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of USD 397.8 million) with an accordion option of another SEK 850 million (equivalent of USD 93.9 million), subject to the fulfilment of certain conditions and at the lenders’ discretion. For more information, see Note 3.1.3.

At December 31, 2021 the Group has not utilized any loan amounts under the new SRCF agreement. The Liabilities to credit institutions balance at December 31, 2021 is related to outstanding amounts on the EIF Facility which was entered into in October 2019. For more information, see Note 3.1.3.

Collateral

As at December 31, 2020, the Group pledged part of the trade receivables and inventories to fulfil collateral requirements for liabilities to credit institutions of $1.9 million, real estate mortgages of $11.2 million and chattel mortgages of  $24.4 million in order to fulfil the collateral requirements for liabilities to credit institutions. The above collateral requirements were terminated during 2021 when the previous credit facility was replaced by the SRCF Agreement described above.

As at December 31, 2021, the Company has pledged shares in its subsidiaries Oatly AB and Cereal Base CEBA AB in order to fulfil the collateral requirements for liabilities to credit institutions.

There are no other significant terms and conditions associated with the use of collateral.

25. Other non-current liabilities

	2021	2020
Derivatives	—	189
Other non-current liabilities	—	44
Total	—	233

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

26. Provisions

	2021	2020
At January 1	7,121	—
Additions: included in the acquisition value of right-of-use assets	3,714	7,040
Charged to the consolidated statement of operations:
Unwinding of discount effect	165	81
Charged to other comprehensive income/(loss):
Exchange differences	33	—
At December 31	11,033	7,121

The provision relates to restoration costs for leased production facilities.

27. Shareholder loans

During 2020, the Group received a shareholder loan of $87.8 million. The loan was received between January to April 2020. The loan had a nominal interest rate of 15%. The effective interest rate at the dates of receiving the loan was 10% and the difference between the nominal interest rate and the effective interest rate was recognized in equity as a transaction with shareholders at a value of $3.7 million. The loan was originally issued partly in SEK and partly in EUR. At the end of May 2020, the loan was renegotiated, which resulted in half of the EUR amount being converted to USD. The effective interest rate for the USD amount at the time of renegotiation was 8% and the renegotiation resulted in a loss of $0.3 million when derecognizing the EUR part converted to USD. The cost was recognized as a finance cost.

In April 2021, the Company and the majority shareholders extended the final repayment date of the Subordinated Bridge Facilities from April 1, 2021 to the earlier of (a) the date of settlement in respect of the initial public offering of shares (or related instruments) in Oatly Group AB in the U.S. and (b) August 17, 2021. In May 2021, $10.9 million was repaid in cash, and the remainder was converted into 6,124,004 ordinary shares at a price equal to the public price in the initial public offering.

28. Other current liabilities

	2021	2020
Employee withholding taxes	1,694	1,238
Value added tax	7,267	2,949
Other	653	445
Total	9,614	4,632

29. Accrued expenses

	2021	2020
Accrued marketing and sales expenses	19,992	9,545
Accrued personnel expenses	31,487	24,157
Accrued production expenses	30,904	4,576
Accrued variable consideration	12,314	6,258
Other	22,776	15,418
Total	117,473	59,954

30. Related party disclosures

Entity with significant influence over the Group

China Resources Verlinvest Health Investment Limited (Org No 2380741), headquartered in Hong Kong, the People’s Republic of China, owns 45.9% of the ordinary shares in the Group (60.5% in 2020 before the IPO). Related parties

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

are China Resources Verlinvest Health Investment Limited and its subsidiaries, as well as the Board of Directors and key management (senior executives and their associates) in the Group. Information about key management compensation is found in Note 7.

Subsidiaries

Interests in subsidiaries are set out in Note 12.

Transactions with related parties

For 2021, $0.6 ($0.1) million has been recognized in the consolidated statement of operations for compensation to the Board of Directors.

In December 2021, Oatly entered into a consulting agreement (the “Consulting Agreement”) with Bernard Hours, a non-executive director, pursuant to which Oatly agreed to pay a fixed rate of $0.1 million for services performed through June 2022 pursuant to the Consulting Agreement. No amounts were paid to Mr. Hours in 2021.

For the year ended December 31, 2021, Oatly paid $0.3 million pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of our Board of Directors, is a 57% owner.

Loans to related parties

During 2016 to 2020, the Group granted warrants to certain members of key management, other employees and to an entity controlled by related parties. In addition to the warrants, the Group issued full recourse loans at a market rate to the participants for the purchase price of the warrants. The balances outstanding relating to certain members of key management was $3.3 million at December 31, 2020. In connection with the Company’s IPO in May 2021, the warrants were exercised, and the loans were repaid by the warrant holders.

Shareholder loans from related parties

The shareholder loans received during 2020 have been completely settled in connection with the Company’s IPO in May 2021. The shareholder loan is described in more detail in Note 27 Shareholder loans.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

31. Changes in liabilities attributable to financing activities

	Liabilities to credit institutions	Shareholder loans	Leases	Total
Balance at January 1, 2019	25,278	—	19,468	44,746
Cash flows	50,061	—	(3,991)	46,070
Non-cash flows:
Addition – leases	—	—	14,011	14,011
Foreign exchange adjustments	(1,706)	—	(622)	(2,328)
Other changes	94	—	—	94
Balance at December 31, 2019	73,727	—	28,866	102,593
Cash flows	10,477	87,828	(6,044)	92,261
Non-cash flows:
Addition – leases	—	—	6,250	6,250
Foreign exchange adjustments	12,056	6,957	2,123	21,136
Other changes	927	11,333	(1,051)	11,209
Balance at December 31, 2020	97,187	106,118	30,144	233,449
Cash flows	(94,908)	(10,941)	(9,282)	(115,131)
Non-cash flows:
Addition – leases	—	—	117,793	117,793
Foreign exchange adjustments	773	3,675	(2,413)	2,035
Converted to shares	—	(104,108)	—	(104,108)
Other changes	2,935	5,256	6,977	15,168
Balance at December 31, 2021	5,987	—	143,219	149,206

The Group classifies interest paid as cash flows from operating activities.
32. Loss per share

	2021	2020	2019
Weighted average number of shares (thousands)	549,080	454,267	407,344

Loss per share was calculated as follows:

	2021	2020	2019
Loss for the year, attributable to the shareholders of the parent	(212,393)	(60,361)	(35,625)
Weighted average number of shares (thousands)	549,080	454,267	407,344
Basic and diluted loss per share, US $	(0.39)	(0.13)	(0.09)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	2021	2020	2019
Restricted stock units	1,701,007	—	—
Stock options	6,958,312	—	—
Warrants	—	39,857,319	40,307,328

Refer to Note 8 for a description of restricted stock units, stock options and warrants.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

33. Commitments and contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used and fixed, minimum or variable price provisions. Historically, the Group’s annual purchase volumes have exceeded the minimum purchase commitments. For the year ended December 31, 2021, the Group had volume shortfalls during the transition to, and ramp-up of, new production facilities. The financial impact of the volume shortfalls was not material.

Leases and property, plant and equipment

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 15.

The Group is committed to two purchase agreements regarding production equipment in Peterborough, UK, under which the Group’s obligations amount to $68.5 million. The production equipment is expected to be delivered in 2022.

Legal contingencies

From time to time, the Group may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB et al., Case No. 1:21-cv-06360-AKH, Bentley v. Oatly Group AB et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, alleging violations of the Securities Exchange Act and SEC Rule 10b-5. These actions have been consolidated under the caption In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. The Company disputes each and every claim and intends to defend this matter vigorously.

34. Events after the end of the reporting period

In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022, in the New York County Supreme Court against the Company, certain of its officers and directors (including a former director), among others, alleging violations of the Securities Act of 1933.  The Company disputes each and every claim and intends to defend this matter vigorously.

In March 2022, Plaintiffs in In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH, the securities class action pending in the United States District Court for the Southern District of New York, filed a consolidated amended complaint against the Company and certain of its officers and directors (including a former director), among others, alleging violations of the Securities Act of 1933, in addition to violations of the Securities Exchange Act of 1934 and SEC Rule 10b-5.  The Company disputes each and every claim and intends to defend this matter vigorously.

On March 28, 2022, the SRCF Agreement was amended for the purpose of, among other things, (i) postponing the application of the minimum EBITDA financial covenant from the third quarter of 2022 to (A) the second quarter of 2023 or (B) provided that the Group has successfully raised capital of at least $400 million by December 31, 2022, the second quarter of 2024, (ii) lowering the applicable tangible solvency ratio financial covenant levels, and (iii) introducing further restrictions on dividends from the Company stipulating that, following the exercise of the covenant conversion right, in addition to the requirement that no Event of Default (as defined in the SRCF Agreement) is outstanding or would occur immediately thereafter, any dividend from the Company is subject to the total net leverage ratio being equal to or less than 1.00:1 immediately before and after the making of such dividend.