Form 20-F
period 2022-12-31
Oatly Group AB
filed 2023-04-20
CIK 1843586

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number 001-40401

Oatly Group AB

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Sweden

(Jurisdiction of incorporation or organization)

Oatly Group AB
Ångfärjekajen 8
211 19 Malmö

Sweden

(Address of principal executive offices)

Christian Hanke
Chief Financial Officer
Telephone: +46 418 47 55 00

investors@oatly.com
Oatly Group AB
Ångfärjekajen 8

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 592,319,923 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☒	Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future operating results and financial position, our business strategy and plans, market growth opportunities and trends in the markets in which we operate, our geographic footprint, our sustainability goals and ambitions, expectations regarding demand and acceptance for our products and competition, expectations regarding the impact of macroeconomic effects such as due to COVID-19, supply chain constraints, and inflation, our objectives for future operations and our business, expectations regarding cost reductions, and our ability to raise additional capital to fund our operations, the sufficiency of our cash, cash equivalents and short-term investments, are forward-looking statements. Words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to those described under the sections in this Annual Report entitled Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects” and elsewhere in this Annual Report.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described herein.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. You should not put undue reliance on any forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors described in this Annual Report, including factors beyond our ability to control or predict. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to this Annual Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

MARKET AND INDUSTRY DATA

Within this Annual Report, we reference information and statistics regarding the industries in which we operate, including the dairy industry. We are responsible for these statements included in this Annual Report. We have obtained this information and statistics from various independent third-party sources, such as Euromonitor International Limited (“Euromonitor”) and the following third-party sources:

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

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We have proprietary rights to trademarks, service marks and trade names used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, and trade names referred to in this Annual Report are without the ®, ™ and ℠ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This Annual Report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

All references in this Annual Report to “dollar,” “USD” or “$” refer to U.S. dollars, the terms “Swedish Kronor” and “SEK” refer to the legal currency of Sweden, the terms “euro,” “EUR” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended, the terms “£” and “GBP” refer to pounds sterling, and the term "CNY" refers to Chinese Yuan.

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
•
Our future business, results of operation and financial condition may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients that our limited number of suppliers are able to sell to us that meet our quality standards
•
The strategic partnership with Ya YA Foods may not be successful, which could adversely affect our operations and manufacturing strategy;
•
A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations.
•
We maintain our cash and cash equivalents at financial institutions, often in balances that exceed federally insured limits;
•
The primary components of all our products are manufactured in our six production facilities, and any damage or disruption at these facilities has in the past harmed, and may in the future harm, our business;
•
Our brand and reputation may be harmed due to real or perceived quality, food safety or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations;
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
•
If we fail to effectively expand our processing, manufacturing and production capacity, or we fail to find acceptable co-packing partners to help us expand, as we continue to grow and scale our business to a steady operating level, our business, results of operations and our brand reputation could be harmed;
•
We may not successfully ramp up operations at any of our new facilities, or these facilities may not operate in accordance with our expectations;
•
Our operations in China could expose us to substantial business, regulatory, political, financial and economic risks;
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

Risks Related to Our Intellectual Property

•
We may not be able to protect, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success;

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
•
We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;
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

Risks Related to Our Indebtedness and Outstanding Convertible Notes

•
We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs; and
•
Transactions relating to our Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved.]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business involves significant risks and uncertainties, which are described below. You should carefully consider the risks described below before making an investment decision. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risks Related to Our Business and Industry

We have a history of losses, and we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy, and materials.

We have experienced net losses over the last several years. In the years ended December 31, 2022 and 2021, we incurred net losses of $392.6 million and $212.4 million, respectively. We anticipate that our operating expenses and capital expenditures will increase in the foreseeable future as we continue to invest to meet demand for our products, increase our customer base, network of suppliers and co-manufacturers, expand our marketing channels and end markets, invest in our distribution and manufacturing facilities, hire additional employees, implement new manufacturing and distribution systems, expand our research and development activities, obtain and store ingredients and other products and enhance our technology and production capabilities. Our expansion efforts have in the past and may in the future take longer or prove more expensive than we anticipate, including due to health epidemics such as the ongoing COVID-19 pandemic and related restrictions and lockdowns in certain countries, particularly in China, which has only recently reopened. Furthermore, the ongoing Russian invasion of Ukraine that began in February 2022 has caused elevated inflationary pressure across the broader economy, driving further increases to, among other things, interest rates, transportation, energy, and materials. For example, we have experienced, and may continue to experience, higher commodity and supply chain costs, including transportation, packaging, manufacturing and ingredient costs, as well as higher electricity costs in Europe, the Middle East, Africa and Australia (“EMEA”) due to the disruption of European energy markets. Moreover, the current macroeconomic environment has, and may continue to, negatively impact our supply chain and business operations, including our capacity expansion projects as a result of distribution and other logistical issues; longer lead times for equipment; continued supply chain disruptions, including with respect to raw materials, resulting in higher inflationary pressure; and impact to our facility operations or those of our suppliers, co-manufacturers or co-packers due to COVID-19.

Further, changes in the macroeconomic landscape has affected customer spending habits, increasing demand for cheaper products and labels. Many of our expenses, including the costs associated with operating our existing and any future production and manufacturing facilities, are fixed. Accordingly, we may not succeed in increasing our revenue and margins sufficiently to offset any potential increased expenses, and we may not be able to adjust or reduce our operating expenses quickly enough, and thus may not be able to achieve or sustain profitability, and we may incur significant losses for the foreseeable future.

The COVID-19 pandemic has had, and we expect will continue to have, certain negative impacts on our business, and these impacts may have a material adverse impact on our financial condition and results of operations.

The global COVID-19 pandemic continues to create significant volatility, uncertainty and economic disruption. The pandemic caused governments and other authorities around the world to implement significant measures intended to control the spread of the virus, including shelter-in-place orders, social distancing measures, business closures or restrictions on operations, quarantines, travel bans and restrictions and multi-step policies with the goal of re-opening these markets. Although these restrictions have been lifted or eased in most jurisdictions as governments have changed their approach to COVID-19, there is no guarantee that the reopening process will continue or that restrictions will not be re-implemented. Any future prevention or mitigation measures imposed by governments or companies are likely to have an adverse impact on global economic conditions and consumer confidence and spending, including for our products. Prior measures taken by governments and other authorities in response to the COVID-19 pandemic resulted in lower discretionary income due to unemployment or reduced or limited work opportunities, which had a material adverse impact on our customers and the demand for our products. For example, although the Chinese economy has been recovering steadily from the impact of COVID-19 since the second half of 2020, any recurrence of the COVID-19 outbreak in China, such as the recurrence of COVID-19 in early 2022, or continuance of the outbreak or emergence of new variants in other parts of the world could adversely impact our company’s business operations or the business operations of our suppliers and distributors thus in turn having an adverse impact on our business, results of operations and financial condition. In the first quarter of 2022, the Omicron variant led to a new wave of COVID-19 recurrence in China, causing local outbreaks in a number of areas. To achieve “Dynamic zero COVID-19 cases,” the Chinese government adopted strict disease containment measures, including lock-down in certain cities and areas with rapidly rising COVID-19 cases and infection risks (e.g., Shanghai, Shenzhen, Xi’an and a number of cities in Jilin province), epidemiological investigations on infection sources and close contacts, large-scale nucleic acid testing, travel restrictions, and continuous booster vaccination measures. Although the Chinese government announced a relaxation of its strict containment measures in late 2022, failure to contain the further spread of COVID-19 in China or re-adoption of strict measures to address the outbreak in China may prolong or exacerbate the general economic downturn. Even after these restrictions are lifted, demand from our coffee shop and restaurant customers, our operating expenses, gross profit and gross margin, and our sales may continue to be negatively impacted due to continuing consumer concerns regarding the risk of COVID-19 transmission, decreased consumer confidence and spending and changes in consumer habits, among other factors. It is unclear how long it will take for consumer demand to return to pre-pandemic levels, if at all.

It is also unclear how the COVID-19 pandemic may affect our industry in the long term, such as how our products will fit into any potential fundamental changes to the lifestyle of our consumers and customers, including retail and foodservice, whether the increase in retail demand will continue, or any potential consolidations that could affect the foodservice industry and/or our distribution channels. We expect that revenue from our foodservice customers, such as those in China, could continue to be significantly negatively impacted in 2023. The pandemic has also negatively impacted our rate of research and innovation, as we have experienced delays in tests and launches of our new products. Less in-person shopping, fewer trials and in-person events may affect future product launches and may impact our portfolio pipeline over time. Moreover, as a result of an increase in retail demand beginning in the early stages of the COVID-19 pandemic as consumers shifted toward more at-home consumption, we transitioned our distribution to meet this shift. However, we have identified an ongoing reluctancy among consumers in China to visit the retail stores. Given the unpredictable nature of the COVID-19 pandemic and consumption behavior, it is difficult to predict the impact of these retail channel investments on our results of operations.

We could also suffer product inventory losses or markdowns and lost revenue in the event of the loss or a shutdown of a major supplier, co-manufacturer or disruption of our distribution network. The impact of COVID-19 on any of our suppliers, co-manufacturers, distributors or transportation or logistics providers, including problems with their respective businesses, finances, labor matters (including illness or absenteeism in workforce), ability to import raw materials, product quality issues, costs, production, insurance and reputation, has in the past and may in the future negatively affect the price and availability of our ingredients and/or packaging materials and our supply chain. If the disruptions caused by COVID-19 continue for an extended period of time after the easing of restrictions or there are resurgences of COVID-19 or the emergence of another pandemic, our ability to meet the demand for our products may be materially impacted. We may also be required to write off excess or obsolete inventory as a result of the COVID-19 pandemic’s impacts on our business or any of our suppliers, co-manufacturers, distributors or transportation or logistics providers.

Additionally, we operate production facilities in Landskrona, Sweden, Millville, New Jersey, Vlissingen, the Netherlands, Ogden, Utah, Ma’anshan, China and Singapore and currently have facilities under construction or in strategic planning stages in Peterborough, the United Kingdom, Dallas-Fort Worth, Texas, and China (Asia III). We have an agreement with a co-packer, Ya YA Foods Corporation ("YYF"), for the joint operation of our Ogden, Utah facility and the construction of a facility in Dallas-Fort Worth Texas. We also have an ongoing expansion project in Millville, U.S. If we are forced to make production modifications or scale back hours of production in response to the pandemic, we expect our business, financial condition and results of operations would be materially adversely affected. Additionally, COVID-19 has impacted access to spare parts and we have had, and may continue to have, difficulties to source and procure spare parts for repair and maintenance of our facilities and equipment and materials for our new facilities in the United Kingdom, United States and China, which has resulted in production being slowed or halted at certain facilities. If these sourcing difficulties for spare parts continue, it may impact our production levels and our business, financial condition and results of operations may be materially adversely affected.

Furthermore, our activities may be adversely affected by unforeseeable and unquantifiable health risks, such as the COVID-19 pandemic, and matters outside our control may prevent us from executing on our expansion plans. For example, restrictions related to COVID-19 in Asia, such as foodservice location closures, have impacted the production ramp up of these sites and thus resulted in lower-than-expected output at our facilities in China and lower-than-expected sales in Asia.

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

Additionally, the COVID-19 pandemic has created significant disruptions in the credit and financial markets, which could adversely affect our ability to access capital on favorable terms in the future, or at all. We continue to monitor closely the impact of COVID-19 on our operational and financial performance. The extent to which the COVID-19 pandemic may continue to affect our business depends on future developments, such as the emergence of new variants and status of governmental measures to combat it, which are uncertain and cannot be predicted. Even now that the COVID-19 pandemic has subsided, we may continue to suffer an adverse effect on our business due to possible longer-term global economic effects of COVID-19, including any economic recession. Furthermore, the uncertainty created by COVID-19 significantly increases the difficulty in forecasting operating results and of strategic planning. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business.

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

Additionally, the oats from which our products are sourced are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes, pestilence, wildfires and other disease, which can adversely impact quantity and quality, leading to reduced oat yields and quality, which in turn could reduce the available supply of, or increase the price of, our raw materials. For example, severe heat and droughts in 2021 significantly reduced oat growth and production in Canada, the world’s biggest oat exporter. This tightened the available oat supply and resulted in an increase in oat prices in the United States and globally. The monocultures that we use are also sensitive to diseases, pests, insects and other external forces, which could pose either short term effects, such as result in a bad harvest one year, or long-term effects, which could require new oat varieties to be grown. We may have general difficulties in obtaining raw materials, particularly oats, due to our high-quality standards. Our suppliers may also be susceptible to interruptions in their operations, including any disruption as a result of the COVID-19 pandemic or related response measures and any problems with our suppliers’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance and reputation, all of which could negatively impact our ability to obtain required quantities of oats in a timely manner, or at all, which could materially reduce our net product sales and have a material adverse effect on our business and financial condition. Further, any negative publicity regarding the supply of our oats and other raw materials we use, such as rapeseed and coconut oil, including as a result of disease or any other contamination issues, as well as any negative publicity around the way our competitors or others in our industry obtain similar raw materials, could impact customer and consumer perception of our products, even if these issues do not directly impact our products.

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

The strategic partnership with Ya YA Foods may not be successful, which could adversely affect our operations and manufacturing strategy.

On March 1, 2023, we completed the transactions contemplated by that certain asset purchase agreement (the “Asset Purchase Agreement”) with YYF and Aseptic Beverage Holdings LP (“Buyer Parent”) to establish a strategic partnership pursuant to which we will sell our manufacturing facilities in Ogden, Utah (the “Ogden Facility”) and Dallas-Fort Worth, Texas (the “DFW Facility” and, together with the Ogden Facility, the “Facilities”) to YYF (collectively, the “YYF Transaction”). In connection with the YYF Transaction, we entered into a ten-year contract manufacturing agreement (the “Co-Pack Agreement”) with YYF under which the Company’s finished, oat-based products will be manufactured and filled by YYF pursuant to the Company’s specifications. YYF will manage and oversee the completion of the DFW Facility. It is anticipated that the DFW Facility will have facilities for the production of Oatly’s proprietary oat base, operated by Oatly, and facilities for YYF’s manufacturing, labeling, and packaging of certain finished oat-based products for Oatly, as well as other products which may be manufactured by YYF for third party customers. If YYF withdraws from the DFW Facility project, Oatly has the right (but not obligation) to repurchase the Ogden Facility at the sale price in the Asset Purchase Agreement, subject to certain reductions, offsets and adjustments. If YYF withdraws from the DFW Facility but Oatly does not repurchase the Ogden Facility, then YYF is required to pay Oatly a withdrawal fee and the Co-Pack Agreement for the Ogden Facility will continue subject to certain adjustments. The execution of the terms of the strategic partnership contemplated by the YYF Transaction, including the completion of the DFW Facility, is an integral part of our shift to a more hybrid production network within select geographies. If the strategic partnership does not succeed, and we are unable to enter into alternative manufacturing, labeling and packaging agreements or other arrangements on commercially favorable terms, our future profit margins may be adversely affected, particularly in certain geographies. Moreover, the execution of the strategic partnership may divert managements’ time and resources, which could impair relationships with customers and other strategic partners and disrupt our operations. The failure to successfully achieve any or all the benefits of the strategic partnership contemplated by the YYF Transaction may undermine our ability to realize the benefits we expect to receive from the transaction and successfully execute our manufacturing strategy, and our business and financial condition may be harmed as a result.

A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations.

Since our inception, substantially all our resources have been dedicated to the development of our products, including purchases of property, plant and equipment, manufacturing facility improvements and purchases of additional manufacturing equipment as well as creating an operating model and building an organization suitable to our size and growth, as we have historically focused on growing our business. We have a history of experiencing, and expect to continue to experience, negative cash flow from operations, requiring us to finance operations through capital contributions and debt financing. We believe that we will require significant amounts of capital for the foreseeable future as we continue to grow and expand our production capacity and global footprint. These expenditures are expected to include costs associated with production and supply and research and development, as well as marketing and selling existing and new products. In addition, other unanticipated costs may arise.

On March 23, 2023 and April 18, 2023, we issued $300 million in aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 in private offerings, of which $200.1 million were issued pursuant to a Swedish Subscription Agreement (the “Swedish Notes”) and $99.9 million were issued pursuant to U.S. Investment Agreements and a U.S. Indenture (the “U.S. Notes”, and, together with the Swedish Notes, the "Convertible Notes"). In addition, on April 18, 2023, we amended and restated our Sustainable Revolving Credit Facility Agreement documenting commitments of SEK 2,100 million, with an uncommitted incremental revolving facility option of up to SEK 500 million. Lastly, on April 18, 2023, we entered into a Term Loan B Credit Agreement including a term loan facility of $130 million.

We believe that our current cash, cash equivalents and short-term investments, together with available commitments under our Sustainable Revolving Credit Facility Agreement, are sufficient to fund our current business plan. Nevertheless, our operating plan may change because of factors currently unknown to us, and we may need to seek additional funds through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to shareholders or new equity that we issue could have rights, preferences or privileges superior to those of our ADSs, or impose debt covenants and repayment obligations, or other restrictions that may adversely affect our business. Moreover, there can be no assurance that we will be able to raise additional capital on favorable terms or at all, including as a result of current volatility in market conditions. In the event that we are not able to obtain additional funding, we may conclude that there is substantial doubt about our ability to continue as a going concern.

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
•
the costs associated with being a public company, including director and officer insurance;
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
•
delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to generate revenue and achieve profitability; or
•
terminate ongoing projects or sell assets with large discounts, resulting in an impairment of assets.

We maintain our cash and cash equivalents at financial institutions, often in balances that exceed federally insured limits. If financial institutions where we hold deposits were to fail or become affected by the recent banking failures, we could be exposed to a potential loss of deposits, and our ability to raise capital may be impacted by these events.

The Company maintains the majority of its cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. As of the date of this Annual Report, we do not have any deposits with Silicon Valley Bank, Signature Bank or Silvergate Capital Corporation, which recently failed, or Credit Suisse, which was recently acquired by UBS Group at the behest of Swiss regulators. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. In addition, weakness and volatility in capital markets caused by these bank failures, or any additional bank failures in the future, which could adversely affect our ability to access capital on favorable terms in the future, or at all. Any inability to access funds we have deposited at financial institutions or any inability to raise capital when we require it could adversely affect our business and financial position.

The primary components of all our products are manufactured in our six production facilities, and damage or disruption at these facilities has in the past harmed, and may in the future harm, our business.

Significant portions of our operations are located in our six production facilities as of December 31, 2022. A natural disaster, extreme weather conditions, fire, power interruption, work stoppage, labor matters (including illness or absenteeism in workforce) or other calamity at any one of these facilities and any combination thereof would significantly disrupt our ability to deliver our products and operate our business. Further, there is a concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on the frequency and severity of such natural disasters and extreme weather conditions. In the future, we may also experience plant shutdowns or periods of reduced production because of regulatory issues, equipment failure, employee-related incidents that result in harm or death, delays in raw material deliveries or as a result of the COVID-19 pandemic or related response measures. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all, and may result in lawsuits. Although we have had to close plants infrequently due to the COVID-19 pandemic, we have experienced delays in the construction of our facilities in Singapore and Ogden and the expansion of our facility in Vlissingen and in sourcing new or spare parts for such facilities’ equipment. We have also encountered difficulties in bringing our EMEA technical team to our Singapore and Ma’anshan facility due to the COVID-19 pandemic. There can be no assurance that there will not be closures or additional delays in the future as a result of the COVID-19 pandemic or sourcing difficulties.

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

We believe our consumers rely on us to provide them with high-quality plant-based products. Therefore, any real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements or concerns associated with the sustainability characteristics of our products, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and results of operations. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards or expectations set for our products. For example, although we strive to keep our products free of pathogenic organisms or foreign materials, they may not be easily detected and contamination can occur. There is no assurance that this health risk will always be preempted by our quality control processes. Additionally, we contract with co-manufacturers and co-packers, which have, and may in the future, experience food quality or food safety issues for our products. For example, in 2022 a co-manufacturer had a food safety issue which required a recall of certain of our products.

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

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients and raw materials, resulting in higher costs, disruptions in supply and a reduction in our sales. For example, some of our co-packing or co-manufacturing is done in facilities in the presence of multiple allergens, requiring additional efforts for us to confirm that there are no allergens contained in our products produced in such facilities. Additional testing to confirm the presence of allergens increases our costs, as well as the risks to our reputation and brand should we inadvertently fail to detect any allergens. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our co-manufacturers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with United States Food and Drug Administration (the “FDA”) regulations, People’s Republic of China Food Safety Law and the Administrative Measures for Food Recall, EU regulations and comparable state laws and regulations in the other jurisdictions in which we operate. For example, in November 2021 we initiated a recall in Sweden for around 500 units of our Vaniljsås (vanilla sauce) products. Additionally, in July 2022, Lyons Magnus, one of our co-packers, announced that they initiated a precautionary recall for certain editions of our Barista Oatmilk, Chocolate Oatmilks, and an Oat Drink Deluxe. We terminated all future business with Lyons Magnus and the Lyons Magnus recall did not have a material impact on our results for the year ended December 31, 2022, however, a similar recall in the future may have a material adverse effect on our results of operations and financial condition.

Future food recalls could result in significant losses due to their associated costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors and a potential negative impact on our ability to attract new customers and maintain our current customer base due to negative consumer experiences or because of an adverse impact on our brand and reputation. We are particularly vulnerable to the impacts of allergen contaminations because a sizable amount of our target customer base is sensitive to certain food products, such as milk and soy, and they purchase our products since they are free from such allergens. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits.

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

We also compete with other consumer product companies that develop and sell plant-based products, including oat, but also almond, soy, cashew and hemp dairy alternatives, among others. Competitors include Blue Diamond Growers, Califia Farms, Planet Oat, Ripple Foods and Ecotone, but also potential new competitors, including companies that primarily sell dairy-based products, entering our category that may have more consumer brand name recognition, be more innovative, have more resources and be able to bring new products to market faster or at a lower cost and to more quickly exploit and serve niche markets. Given our focus on international expansion, competitors who are only present in certain markets may be able to move more quickly than we do. Additionally, we may face new competition from emerging non-animal based dairy products or other non-dairy crop-based products that could compete effectively with our products.

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

Conventional food companies, which are generally multinational corporations with substantially greater resources and operations than us, may acquire our competitors or launch their own plant-based products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. If retail customers chose to allocate larger contracts to companies with which they already have an established business relation, we may fail to broaden our customer base and to gain larger contracts. Customers may also perceive us as a more high-risk alternative to more conventional food companies. This could require us to enter sales agreements with unfavorable terms and could result in additional costs. Retailers also market competitive products under their own private labels, which are generally sold at lower prices and compete with some of our products. Similarly, retailers could change the merchandising of our products, and we may be unable to retain the placement of our products in dairy cases to effectively compete with traditional dairy products. Competitive pressures or other factors, such as high inflation, could cause us to lose market share, which may require us to lower prices, or increase prices to offset inflationary pressures, which could lead our customers to turn to our competitors, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns each of which could adversely affect our margins and our business, financial condition and results of operations. See Item 4.B. “Information on the Company—Business Overview—Competition” for more information.

Sales of our oatmilk varieties contribute a significant portion of our revenue. A reduction in sales of our oatmilk varieties would have an adverse effect on our financial condition.

Our oatmilk accounted for approximately 89% and 91% of our revenue in the years ended December 31, 2022 and 2021, respectively. Our oatmilk has been the focal point of our development and marketing efforts, as part of our strategy when entering new markets is to introduce our Barista Edition variety of oatmilk before we expand our product offerings and sales channels. As a result, we prioritize the production of our oatmilk over our other products, which could hinder our ability to provide new products in a timely manner, or at all, which could adversely affect our reputation, brand and business. We believe that sales of our oatmilk will continue to constitute a majority of our revenue, income and cash flow for the foreseeable future. Additionally, our oatmilk varieties have different pricing structures that vary by distribution channel and end market, which subjects us to the risk of overly relying upon a single large customer or a particular product or market. We cannot be certain that we will be able to continue to expand production and distribution of our oatmilk or that customer demand for our other existing and future products will expand to allow such products to represent a larger percentage of our revenue than they do currently. Accordingly, any factor adversely affecting sales of our oatmilk could have a material adverse effect on our business, financial condition and results of operations.

If we fail to effectively expand our processing, manufacturing and production capacity, or we fail to find acceptable co-packing partners to help us expand, as we continue to grow and scale our business to a steady operating level, our business, results of operations and our brand reputation could be harmed.

Our current supply, processing and manufacturing capabilities are insufficient to meet future global demand, and we need to expand these capabilities further as we continue to grow and scale our business. There is risk in our ability to effectively scale production and processing and effectively manage our supply chain requirements. We must accurately forecast long-term demand for our products in order to ensure we have adequate available processing and manufacturing capacity. Our forecasts are based on multiple assumptions that may cause our estimates to be inaccurate and affect our ability to obtain adequate processing and manufacturing capacities (whether our own processing and manufacturing capacities or co-processing and co-manufacturing capacities) in order to meet the demand for our products, which could prevent us from meeting increased customer demand. Additionally, as we expand our product portfolio, we must develop additional production solutions for new products, including expanding our use of raw ingredients beyond oats, such as pea protein, which may be difficult to integrate into our current production processes and could cause delays. If we are unable to fulfill orders in a timely manner, or at all, our reputation, brand and business could be harmed, as such failure could result in a loss of distribution channels, a delay in customer acquisition plans, limited innovation launches and loss of competitive opportunities. If we fail to meet demand for our products and, as a result, consumers who have previously purchased our products buy other brands or our retailers allocate shelf space to other brands, our business, financial condition and results of operations could be adversely affected.

Our plans for addressing demand for our products include expanding operations at our facilities in Landskrona, Vlissingen, Millville, Ma’anshan, and Singapore. We are also in various construction and/or strategic planning stages for facilities in Peterborough, the United Kingdom and China (Asia III). Additionally, we have entered into an agreement with a co-packing partner, YYF, to expand the Ogden Facility and to construct new facilities in Dallas-Fort Worth, Texas.

Our expansion efforts may therefore take longer or prove more expensive than we anticipate, including taking a longer time for each facility to reach a steady state of production. To facilitate this expansion and increase in production, we may be unable to hire and retain skilled employees, obtain the necessary raw materials or process oats or finished goods sufficiently, which could severely hamper our expansion plans, product development and manufacturing efforts. Furthermore, our partnership with YYF regarding the Ogden and DFW Facilities may not achieve the anticipated synergies, economic performance, or anticipated production levels.

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

We recently commenced manufacturing operations in new facilities in Singapore, Ma’anshan, China and Ogden, Utah, and we expect to open more facilities in the future or to partner with co-packers in the future to further increase our production capacity. For example, we have entered into an arrangement with YYF pursuant to which we will continue to produce our proprietary oat base at our Ogden facility and future Dallas-Fort Worth, Texas facility, which will then be transferred to YYF to be co-packed into Oatly products on-site at each location.

Any substantial delay in bringing any of our new facilities or the facilities we are jointly developing with YYF up to full production on the projected schedule would put pressure on the rest of our business operations to meet demand and production schedules and may hinder our ability to produce all the product needed to meet orders and/or achieve our expected financial performance. Opening new facilities has required, and will continue to require, additional capital expenditures and the efforts and attention of our management and other personnel, which has and will continue to divert resources from our existing business or operations. Even if our new facilities are brought up to full production according to our projected schedule, they may not provide us with all the operational and financial benefits we expect to receive.

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

Our operations in China could expose us to substantial business, regulatory, political, financial and economic risks.

Our operations in China could expose us to substantial risks associated with doing business in China, such as risks associated with taxation, inflation, environmental regulations, foreign currency exchange rates, the labor market, property and financial regulations and the COVID-19 pandemic or other public health crises. Our ability to operate in China may be adversely affected by changes in, or our failure to comply with, Chinese laws and regulations. In addition, we are exposed to risks associated with our workforce in China, including with respect to changes in employment and labor laws, which could increase our operating costs. There is also significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Furthermore, since we have a manufacturing facility located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the U.S. or Chinese governments or political unrest. Any of these matters could materially and adversely affect our business and results of operations. See Item 3.D. “Risk Factors—Risks Related to Regulation— Our operations are subject to U.S., European and the People’s Republic of China laws and regulations, and there is no assurance that we will be in compliance with all regulations.“

If we fail to develop and maintain our brand, our business could suffer.

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

Additionally, the development and introduction of new products requires substantial research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. Further, the development of new products is constrained by our production capacity and is subject to our research and development team’s technical capabilities and developments in plant-based food science. It is also constrained by our financial resources. Our competitors also may obtain patents or other similar protected formulas that may hinder our ability to develop new products or enter new categories, which could have a material adverse effect on our growth. Production capacity constraints of our Barista Edition oatmilk significantly affects, and may continue to affect, our ability to develop and launch new products and enter new product categories due to the unavailability of factory space to test and ensure the quality of new products. If we cannot build enough capacity and production facilities to enable us to expand our product portfolio, we will not be able to execute on our growth strategy. Further, if we fail to ensure the efficiency and quality of new production processes and products before they launch, we may experience uneven product quality, which could negatively impact consumer acceptance of new products and negatively impact our sales and brand reputation. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition and results of operations may be adversely affected.

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

Our growth has placed significant demands on our management, financial, operational, technological and other resources. The continued anticipated growth and expansion of our business and our product offerings will place significant demands on our management and operations teams and require significant additional resources, including hiring a significant number of employees with no institutional knowledge to meet our needs, which may not be available in a cost-effective manner, or at all. To manage our growth effectively, we must continue to implement our operational plans and strategies and manage our employee base and we must effectively develop and motivate a large number of employees. To support our growth, we rapidly increased employee headcount over the last several years, however, in November 2022, we implemented a reduction in force and may in the future implement other reductions in force. The results in such reduction in force are still being assessed. This or any future reduction in force may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees, reduced employee morale and adverse effects to our reputation as an employer, which could make it more difficult for us to hire new employees in the future, and the risk that we may not achieve the anticipated benefits from the reduction in force. We also face significant competition for personnel. If we are not successful in retaining our existing employees and staff, our business may be harmed. Failure to manage our hiring needs as they arise effectively may have a material adverse effect on our business, financial condition and operating results.

Further, we may be subject to reputational risks should our rapid growth jeopardize our relationships with our customers, distributors, co-manufacturers, co-packers or suppliers. Additionally, our revenue growth rates may slow over time due to a number of reasons, including increasing competition, market saturation, slowing demand for our product offerings, increasing regulatory restrictions and challenges and failure to capitalize on growth opportunities. If we fail to meet increased consumer demand as a result of our growth, our competitors may be able to meet such demand with their own products, which would diminish our growth opportunities. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, any of which could harm our business, financial condition and results of operations. For example, during 2021 and 2022, our failure to meet growing demand resulted in a failure to deliver products on a timely basis and in some cases at all, causing some consumers to switch to competitive brands, which negatively impacted our results of operations for those periods.

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

Additionally, a number of governments globally are increasingly considering a variety of mandatory legal requirements or voluntary initiatives in relation to climate-change issues (including in response to the Paris Agreement), deforestation, biodiversity, human rights and other global issues. These governmental efforts to regulate carbon emissions continue to grow around the world. Additionally, entities across many sectors in private industry are considering and introducing climate change (as well as broader sustainability) criteria as a factor or commercial term in decisions relating to activities including lending, insurance, investing, and purchasing. We are unable to predict what climate-change (or sustainability) criteria or requirements may be adopted or supported by governments and private sector entities in the future, or the impacts of such initiatives on its financial condition, results of operations, access to and cost of capital and cash flows and stock price, which may be materially adverse. In particular, as we grow our business and increase production, it may be difficult to estimate our sustainability impact, including greenhouse gas emissions, and our actual results may materially differ from our estimates. It may also take additional time to assess and quantify the carbon footprint of our business due to our expansion. Furthermore, our estimates regarding “scope 3” emissions, or indirect emissions that are the result of our activities across our value chain, are difficult to track and estimate, and our estimates may be materially different from actual emissions. Failure to accurately estimate such emissions could have a material adverse effect on our reputation and brand and negatively impact our relationship with our employees, customers and consumers. There is also a concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on the frequency and severity of severe weather conditions. Our business activities may be impacted by the effects of such weather conditions and any other climate change impacts in future years, although it is currently impossible to predict with accuracy the scale of such impact. These resulting impacts could have a material adverse effect on our business, results of operations, and financial condition.

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

In the year ended December 31, 2022, one customer in the foodservice channel accounted for 14% of our total revenue. The loss of any large customer, the reduction of purchasing levels or prices paid for our products or the cancellation of any business from a large customer for an extended length of time could negatively impact our sales and profitability, as well as expose us to credit risks.

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

In addition, our financial performance on a U.S. dollar denominated basis is subject to fluctuations in currency exchange rates, as our principal exposure is to the Renminbi, Swedish Krona, Euro and Pound Sterling. See Note 3 Financial risk management to our consolidated financial statements included elsewhere in this Annual Report.

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

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our rapid growth, COVID-19 consumption dynamics, and macroeconomic trends, including higher inflation. The COVID-19 pandemic has caused significant fluctuations in our production levels. Further, we expect to see additional seasonality effects as our company continues to grow. Seasonal or other fluctuations may have a disproportionate effect on our results of operations. We occasionally offer sales discounts and promotions through various programs to customers and consumers, which may result in reduced margins. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. In addition, as we continue to grow, we expect to see additional seasonality effects, especially within our food retail channel, with revenue contribution from this channel tending to be linked to calendar events such as the Lunar New

Year. We anticipate that, at times, these promotional activities may also cause seasonal fluctuations that can adversely impact our business, financial condition and results of operations.

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

Adverse and uncertain economic conditions, including the impact of the ongoing COVID-19 pandemic and the ongoing Ukrainian-Russian conflict, may increase prices for our raw materials and affect distributor, retailer, foodservice and consumer demand for our products. In addition, our ability to maintain commercial relationships with our suppliers, co-manufacturers, distributors, retailers, foodservice consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. For example, inflationary pressures also increase the cost of living, which decreases consumers’ disposable income and could impact consumers’ discretionary spending habits or willingness to purchase our products, which could reduce consumer demand for the products that we offer and negatively impact our revenues and operating cash flow. In particular, consumers may reduce the amount of plant-based food products that they purchase where there are conventional animal-based offerings, which generally have lower retail prices. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors, retailers and foodservice customers, our ability to attract new customers and consumers, the financial condition of our customers and consumers and our ability to provide products that appeal to consumers at the right price. Prolonged unfavorable economic conditions including economic depression or high inflationary pressure may have an adverse effect on our business, financial condition and results of operations.

We have recently recognized impairment charges for long-lived assets in connection with the YYF Transaction, and we may need to recognize further impairments in the future, which could adversely impact our business, financial condition and results of operations.

We review our goodwill and amortizable intangible assets not ready to use (capitalized expenditure for development) for impairment annually and when events or changes in circumstances indicate the carrying value may not be recoverable. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or other assets. As discussed in Note 34 Non-current assets held for sale to our consolidated financial statements included elsewhere in this Annual Report, we recorded an asset impairment charge of $38.3 million during the year ended December 31, 2022 related to the YYF Transaction. This impairment charge negatively impacted our results of operations for the year ended December 31, 2022. In the event that we determine our goodwill or other assets are impaired in the future, we may be required to record another significant charge to earnings in our financial statements that could have a material adverse effect on our business, financial condition and results of operations.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates and supply chain constraints.

Various macroeconomic factors have in the past, and could in the future, adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, including as a result of recent bank failures. For instance, inflation has increased our overall cost structure and has the potential to adversely affect our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates, and other similar effects. As a result of inflationary pressures, we have experienced and may continue to experience, higher commodity and supply chain costs, including transportation, packaging, manufacturing, and ingredient costs, as well as higher electricity costs. Although we have in the past, and may in the future, take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations, and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Global conflict, increasing tensions between the United States and Russia, and other effects of the ongoing war in Ukraine, could negatively impact our business, results of operations, and financial condition.

Global conflict could increase costs and limit availability of fuel, energy, and other resources we depend upon for our business operations. For example, while we do not operate in Russia or Ukraine and ceased any rail transport through Russia, the increasing tensions between the United States and Russia and the other effects of the ongoing war in Ukraine, have resulted in many broader economic impacts such as sanctions and bans against Russia and Russian products imported into certain countries in Europe and the United States. Such sanctions and bans have impacted and may continue to impact commodity pricing such as fuel and energy costs, making it more expensive for us and our partners to deliver products to our customers. Further sanctions, bans or other economic actions in response to the ongoing war in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to our supply chain, and a lack of consumer confidence resulting in reduced demand. Moreover, further escalation of geopolitical tensions related to the Russia-Ukraine war, including increased trade barriers or restrictions on global trade, could result in, among other things, broader impacts that expand into other markets, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain.

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

In the United States, we are subject to the requirements of the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, testing, labeling, marketing, promotion, advertising, storage, distribution and safety of food. In the EU, our operations are also subject to a number of EU and national (member state) regulations, in particular Regulation (EC) No 178/2002 laying down the general principles and requirements of food law, establishing the EFSA and laying down procedures in matters of food safety. This regulation sets forth essential requirements such as food safety requirements and traceability requirements, a food operator’s responsibilities and general principles that must be complied with, such as risk analysis and precautionary and transparency principles. In parallel, food products must also comply with numerous other EU regulations such as Regulation (EU) No 1169/2011 on the provision of food information to consumers, including food labeling requirements, and Regulation (EU) No 1924/2006 on nutrition and health claims and Regulation (EC) 1333/2008 on the rules on food additives (including conditions of use, labeling and procedures). In the People’s Republic of China, we are subject to the requirements of the China Food Safety Law and its implementing regulations. This law sets forth comprehensive statutory requirements governing the production, circulation, recall and import/export of food products in China. In addition, product information on our pre-packaged products must comply with the national standards on pre-packaged food labeling (GB 7718-2011) and pre-packaged food nutrition labeling (GB 28050-2011). Oatly oatmilks are also subject to the oatmilk category standard QBT 4221.

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

Although we maintain consistent contact with our co-manufacturers and review and rely upon their operations, we do not control their manufacturing processes nor their compliance with cGMPs in the manufacturing of our products. If we or our co-manufacturers cannot successfully manufacture products that conform to our specifications and the strict regulatory requirements set forth in food legislation, we or they may be subject to adverse inspection findings or enforcement actions, which could materially impact our ability to market our products, could result in our co-manufacturers’ inability to continue manufacturing for us or could result in a recall of our distributed product. In addition, we rely upon our co-producers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, or another comparable national regulatory authority, determines that we or these co-manufacturers have not complied with the applicable regulatory requirements, our business, financial condition or results of operations may be materially impacted.

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

For example, due to our current production capabilities, we export many of our products from our European and American production facilities to the other markets where we operate, such as the United Kingdom and China. We face the risk that our products may face unexpected difficulties being exported out of their countries of production or being imported into the countries of sale, as either could result in delays in our customers receiving our products on a timely basis or at all, which could have a material adverse effect on our relationships with our customers and our global reputation. If our products were to be prevented from being exported or imported for whatever reason, this could adversely affect our business, financial condition and results of operations.

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

In the United States, we are subject to regulation by various government agencies, including the FDA, Federal Trade Commission (“FTC”), Occupational Safety and Health Administration and the Environmental Protection Agency, as well as various state and local agencies. Outside the United States, we are subject to direct and indirect regulation by various international regulatory bodies, including the European Commission (the "EC"), EFSA, and the United Kingdom’s Food Standards Agency, Health and Safety Executive, Environment Agency, Environmental Health Officers and Trading Standards Officers and equivalent national competent authorities in EU member states. Following the end of the transition period on December 31, 2020, due to the United Kingdom’s withdrawal from the EU, the United Kingdom’s food and feed safety policy is no longer regulated by EU law or subject to supervision by EFSA and the EC.

For example, the EC, EU member state authorities, the FDA and the U.S. Department of Agriculture, other state regulators in the United States and/or other similar international regulatory authorities could take action to further impact our ability to use or refer to the term “milk” or dairy terms to describe our products. In the EU, Regulation (EU) No 1308/2013, establishing a common organization of the markets in agricultural products, provides specific requirements for some food products, including use of terms related to “milk” and “milk products.”

In addition, a food may be deemed misbranded if its labeling is interpreted as false or misleading in any particular way, and regulators, including the European Court of Justice, EU member state authorities, the FDA, and other state or international regulators, could interpret the use of dairy terms to describe our plant-based products as false or misleading or likely to create an erroneous impression regarding their composition. Should regulatory authorities take action with respect to the use of the term “milk” or similar terms, such that we are unable to use those terms with respect to our plant-based products, we could be subject to enforcement action or could be required to recall our products marketed using these terms. Thus, we may be required to modify our marketing strategy, and our business, financial condition and results of operations could be adversely affected. In February 2023, the FDA released draft guidance recommending that plant-based milk alternatives, including oat milk, that include “milk” in its name (e.g., “oat milk”) and that has a nutrient composition that is different than milk to include a voluntary nutrient statement that conveys how it is nutritionally different. If this guidance is ultimately finalized as proposed, this will require modifications to our labeling and marketing strategy. Changes in the product labeling could have a material adverse impact on our business, financial condition and results of operations.

Such regulatory authorities could also object to any claims we may make about the potential health benefits or nutritional content associated with our products. In the EU, nutritional or health claims related to food are specifically regulated by Regulation (EU) No 1924/2006, the objective of which is to ensure that any claim made on a food’s labeling, presentation or advertising in the EU is clear, accurate and based on scientific evidence. Only health and nutrition claims that have been authorized by the EC (i.e., which are based on scientific evidence, evaluated by EFSA and can be easily understood by consumers), as listed in Regulation (EU) No 432/2012 and Regulation (EC) No 1924/2006 as amended respectively, and a publicly accessible EU register on nutrition and health claims, can be used.

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

The Farm to Fork Strategy (“F2F”) is a high-profile project of the EC since the Commission places it at the heart of the Green Deal with the aim of “making the European food system sustainable and a global standard”. The proposal for a legislative framework for sustainable food systems (“FSFS”) is one of the flagship initiatives of the F2F and is expected to be adopted by the EC in the second half of 2023. Four policies are currently being assessed by the European Commission including setting up a new comprehensive framework legislation the objective of which is to define a common basis to integrate sustainability into all food policies, which would mean a combination of minimum requirements for sustainable food products and incentives for food systems’ actors to go beyond them.

On April 28, 2022, the EC launched a twelve week public consultation on the FSFS. The consultation closed on July 21, 2022 and aims to gather opinions and evidence from the public and all relevant stakeholders on the key issues the FSFS aims to address. This public consultation is part of a broader consultation strategy of the EC and is being followed and complemented by a series of targeted consultation activities and stakeholders workshops. Based on a preliminary review of the responses, the outcome shows that a large majority of respondents agree that the EU Food system has to become more sustainable and that such transition requires action from a wide range of actors although a multitude of factors are seen as barriers to more sustainable choices. With respect to consumer information, respondents generally embrace the idea to have an EU sustainability label on food products but the views diverge with respect to the nature of such a label (e.g., mandatory or voluntary label; types of products concerned by this label). Citizens responding to the public consultation are also keen to set up targets for (added) sugars, salt and saturated fat. If adopted, the framework legislation will provide the basis for new legislation on sustainability and health, as well as a revision of existing food legislation and we will have to further assess the legislation to assess its impact on our business.

The outcome of the F2F and the FSFS strategy may impact our business if our products would not count as sustainable due to unclear definitions under-pinning misinformed discussions on ultra-processed foods.

The regulatory environment in which we operate could change significantly and adversely in the future. Since plant-based, processed foods are still a relatively new food category, our business is subject to significant and ongoing debates and discussions regarding the nutritional value of plant-based alternatives as compared to dairy products, dietary recommendations and the treatment of fortifications and additives, all of which significantly influence the regulatory environment in which we operate and adds further costs and complexity to our operations. Any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs, restrictive policy measures, taxes, limitations on distribution, interruptions in production or affect public perception of our products, any of which could adversely affect our operations and financial condition. For instance, any changes related to EU or national (member states) dietary guidelines, which are guiding decision makers and the public on healthy eating, may impact our business. Should plant-based products be categorized and treated as unhealthy and ultra-processed products instead of “nutritional, plant-based alternatives to dairy” by the European Commission, EFSA, EU member states authorities and/or other similar international regulatory authorities, our business, financial condition and results of operations could be impacted. Labeling and packaging are also under scrutiny by the European Commission within the context of the F2F for a fair, healthy and environmentally friendly food system. Legislative and non-legislative measures (i.e. initiatives) related to reformulation and introduction of maximum levels of certain nutrients, introducing mandatory front of pack nutrition labeling and, setting of nutrient profiles with the aim of being able to restrict promotion of food high in salt, sugars and/or fat are expected in the coming years and some of them already entered into force (e.g. the EU Code of Conduct on Responsible Food Business and Marketing Practices in July 2021), and may impact our business. For instance, an EFSA scientific opinion advising on the development of harmonized mandatory front-of-pack nutrition labeling and the setting of nutrient profiles for restricting nutrition and health claims on foods was adopted on March 24, 2022. EFSA notably concluded that dietary intakes of saturated fatty acids, sodium and added/free sugars are above, and intakes of dietary fiber and potassium below, current dietary recommendations in a majority of European populations. As excess intakes of saturated fatty acids, sodium and added/free sugars and inadequate intakes of dietary fiber and potassium are associated with adverse health effects, they could be included in nutrient profiling models. On the other hand, EFSA highlighted that dietary fiber and potassium intakes are too low in most European adult population and may need to be increase to contribute to improve health. However, only the European Commission is responsible for proposing a nutrient profiling model to be used by the producers. It remains to be seen how the legislative framework will evolve in that respect. Similarly, in September 2022, the FDA proposed updated criteria for when foods may be labeled with the nutrient content claim “healthy” on their packaging, which if finalized, would require that products labeled as “healthy” contain a certain amount of food from at least one of the food groups or subgroups recommended by the Dietary Guideline for Americans, and also adhere to specific limits for certain nutrients, such as saturated fat, sodium and added sugars. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, financial condition and results of operations. In particular, recent federal, state and foreign attention to the naming of plant-based dairy alternative products could result in standards or requirements that mandate changes to our current labeling.

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

On December 31, 2020, the transition period following the United Kingdom’s departure from the EU (“Brexit”) ended. On December 24, 2020, the United Kingdom and the EU agreed to a trade and cooperation agreement (the “Trade and Cooperation Agreement”) in relation to the United Kingdom’s withdrawal from the EU. The Trade and Cooperation Agreement took full effect on May 1, 2021 and provided for, among other things, zero-rate tariffs and zero quotas on the movement of goods between the United Kingdom and the EU. After the enactment of the Trade and Cooperation Agreement, the United Kingdom’s economic growth has remained stalled, the value of the pound has continued to fluctuate, and business investment in Britain has remained below pre-pandemic levels. We continue to monitor economic and political developments related to Brexit.

While we currently do not have production facilities in the United Kingdom, we are in the process of constructing a plant in the United Kingdom and plan to complete construction in 2025/2026. Until our plant in the United Kingdom is completed and fully operational, we import all of our products into the United Kingdom and may continue to do so depending on demand. As a result, our business in the United Kingdom could be adversely affected by changes in trade agreements between the United Kingdom and the EU. If the United Kingdom’s separation from the EU negatively impacts the United Kingdom’s economy, results in disagreements on trade terms, delays or disrupts our supply chain or distribution channels, delays or disrupts the construction and operation of our production facility in the United Kingdom or results in decreased product sales, this could have a material impact on our results of operations, financial condition, cash flows and stock price. For example, we may experience inflationary cost pressures and disruptions to our international and local supply chain and distribution, including those related to the recent transportation labor shortage in the United Kingdom. Additionally, the imposition of increased or new tariffs could increase our costs and require us to raise prices on certain products, which may adversely impact the demand for such products. If we are not successful in offsetting the impacts of any such tariffs, our business, financial condition and results of operations could be adversely impacted.

Risks Related to Our Intellectual Property

We may not be able to protect, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success.

Our commercial success depends in part on our ability to protect our intellectual property and proprietary rights. We rely on a combination of trademark, patent, trade secret and copyright laws, as well as confidentiality and other contractual restrictions to establish and protect our proprietary technology and other intellectual property rights. These laws are subject to change and certain agreements may not be fully enforceable, which could restrict our ability to protect our intellectual property rights. In addition, these legal means may afford only limited protection and may not prevent others from independently developing products, processes or other technologies similar to, or duplicative of, ours, or permit us to gain or keep any competitive advantage. Despite our efforts to protect our products, processes and other technologies, such efforts may not adequately protect us and unauthorized parties may attempt to copy aspects of our products, processes and other technologies, or obtain and use our trade secrets and other confidential information. Additionally, due to the highly competitive space in which we operate, competitors may file patent applications that, if granted, could hinder our ability to enter into new product categories and develop new products.

We rely on patents to protect our products, processes and other technologies and expect to continue to apply for additional patent protection for the proprietary aspects of our products, processes and other technologies. We cannot offer any assurances about which, if any, patents will be issued from any of our patent applications, the breadth of any granted patents, or whether any granted patents will be found invalid or unenforceable or will be challenged by third parties. Any successful proceeding challenging the validity, enforceability or scope of our patents or any other patents future owned by or, if applicable, licensed to us could deprive us of rights necessary for the successful commercialization of products that we may develop and may require us to re-engineer or cease making, marketing or selling our affected products. In addition, our granted patents and patent applications may cover only certain aspects of our products, and competitors and other third parties may be able to circumvent or design around our patents or create new products that achieve similar or better results without infringing the patents we own, any of which may have an adverse effect on our sales or market position. The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Further, our ability to enforce our patent rights depends on our ability to detect infringement, especially process patents. It may be difficult to detect infringers that do not advertise the process that are used in connection with their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s products.

Because some patent applications are confidential for a period of time after they are filed, we cannot know, until such time has lapsed, that we were the first to file on the processes technologies covered in one or several of our patent applications related to our products. Therefore, there is a risk we could adopt a process or technology without knowledge of a pending patent application, which process or technology would infringe a third party patent once that patent is issued. Furthermore, at any time during the lifetime of a patent or patent application, claims on the right to the underlying process or technology may be raised, which could harm or otherwise hinder our possibility to exercise such process or technology. For example a derivation proceeding may be provoked by a third party, or instituted by the U.S. Patent and Trademark Office (“USPTO”), to determine who was the first to invent any of the subject matter covered by the patent claims of our patents or patent applications.

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

We believe that our brands have substantial value and have contributed significantly to the success of our business and reinforce consumers’ favorable perception of our products. We rely on trademark protection to protect our brands and have registered or applied to register many of our trademarks, including “Oatly” (in various forms), “Wow No Cow” and “Post-Milk Generation.” We cannot assure you that we will be able to register and/or enforce our trademarks in all jurisdictions as the requirement for trademarks registrability and the scope of trademark protection in different jurisdictions can be inconsistent. In addition, third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks, and our trademark rights and related registrations have been, are being and may be challenged and could be canceled or narrowed. In the event our trademarks are successfully challenged and we lose rights to use those trademarks, we can be forced to rebrand our products, which could result in loss of brand recognition and require us to devote resources to marketing new brands. Third parties also have adopted, and may adopt, trade names or trademarks that are the same as or similar to ours, especially in a jurisdiction we have yet to cover, thereby impeding our ability to build brand identity and possibly leading to market confusion. Over the long term, if we are unable to successfully establish name recognition and/or register or protect our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

We also rely on unpatented proprietary expertise, recipes and formulations and other trade secrets and copyright protection to develop and maintain our competitive position. Whether we choose to seek legal protection through patent registration or, alternatively, seek to maintain trade secrecy, involves a risk assessment that could result in a competitor gaining patent protection on something that we kept as a trade secret, which could result in the infringement of such competitor’s patent after such intellectual property was made publicly available, which could negatively impact our ability to provide any products created by using such intellectual property and result in a loss of sales.

If we do not keep our trade secrets and other proprietary information confidential, others may produce products with our recipes or formulations. Our confidentiality agreements with our employees and certain of our consultants, contract employees, suppliers and independent contractors, including some of our co-manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets and other proprietary information, our confidentiality agreements and other measures may not effectively provide meaningful protection our proprietary information and in the event of any unauthorized use or disclosure of such information, and we may not have adequate remedies for the misappropriation or other unauthorized use of such information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights against such parties. Further, some of our formulations have been developed by or with our suppliers and co-manufacturers. As a result, we may not be able to prevent others from using similar formulations.

Certain foreign countries do not protect intellectual property rights as fully as they are protected in the United States and, accordingly, intellectual property protection may be limited or unavailable in some foreign countries where we choose to do business. It may therefore be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries, which could diminish the value of our products or brands and cause our competitive position and growth to suffer. Filing, prosecuting and defending our intellectual property in all countries throughout the world may be prohibitively expensive. The lack of adequate legal protections of intellectual property or failure of legal remedies for related actions in jurisdictions outside of the United States could have an adverse effect on our business, results of operations, and financial condition.

Even if we successfully maintain our intellectual property rights, we may be unable to enforce those rights against third parties. Monitoring for unauthorized use, infringement, misappropriation or other violations of our intellectual property rights can be expensive and time-consuming, and we are unlikely to be able to detect all instances of such violations. Furthermore, if we do litigate, litigation, regardless of merit, is inherently uncertain and our success cannot be assured. Any litigation could be lengthy and result in substantial costs and diversion of our resources and could have a material adverse effect on our business and results of operations, regardless of its outcome. In addition, if any third party copies or imitates our products or uses names and logos similar to our trademarks in a manner that affects consumer perception of our products or brand, our reputation and sales could suffer whether or not these violate our intellectual property rights.

Third parties may also in the future assert, that we have infringed, misappropriated, or otherwise violated their intellectual property rights (including with respect to any existing registrations held by such third parties), and as we face increasing competition, the possibility of intellectual property rights claims against us grows. We could be targeted for litigation and we may not be able to assert counterclaims against parties that sue us for patent, or other intellectual property infringement. In addition, various “non-practicing entities” that own patents and other intellectual property rights may attempt to aggressively assert claims in order to extract value from us as a product company. Additionally, when we introduce new products, including in territories where we currently do not have an offering, our exposure to patent and other intellectual property claims from competitors and non-practicing entities will increase. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, financial condition and results of operations. If we are forced to defend against any infringement or misappropriation claims, even those without merit, we may be required to (i) expend significant time and financial resources on the defense of such claims, (ii) cease making, marketing or selling the products, or using our processes or technologies that incorporate the challenged intellectual property, (iii) re-engineer or rebrand our products or re-design our packaging, or (iv) enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property (and any such agreements, if required, may not be available to us on acceptable terms or at all). Furthermore, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed upon a party’s intellectual property. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may result in reputational loss and could distract our management personnel and other employees from their normal responsibilities.

Risks Related to the Ownership of Our ADSs

We have previously identified material weaknesses in our internal control environment. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

As a public company, we are required to comply with Section 404 of the Sarbanes Oxley Act of 2002, which requires, among other things, that we establish and evaluate procedures with respect to our disclosure controls and procedures and are required to report on the effectiveness of our internal control over financial reporting.

As previously disclosed in our Annual Report on Form 20-F as of and for the three years ended December 31, 2021 filed on April 6, 2022 (the “2021 Annual Report”), we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses were driven by: (i) our technology access related environment and change control processes not supporting an efficient or effective internal control framework, (ii) lack of documented policies and procedures in relation to our business process and entity level controls as well as lack of evidence of performing controls, and (iii) inadequate segregation of duties. For the year ended December 31, 2022, our internal control over financial reporting was not effective, as a result of these ongoing material weaknesses, as more fully described under Item 15, “Controls and Procedures” of this Annual Report.

We are actively undertaking remediation efforts to address the material weaknesses. While new controls have been designed and implemented, they have not operated in a manner sufficient to demonstrate that the material weaknesses have been remediated. Implementation of these measures may not fully address the material weaknesses identified in our internal control over financial reporting and we cannot assure that we will be successful in remediating the material weaknesses as described in Item 15, “Controls and Procedures” of this Annual Report. The material weaknesses will be considered remediated when management and our independent registered public accounting firm conclude that, through testing, the applicable remediated controls are designed, implemented and operating effectively. In addition, our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

In addition, our reporting obligations place a significant strain on our management, operational and financial resources and systems and will continue to do so for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. As a result, we anticipate continuing to invest significant resources to enhance and maintain our financial controls, reporting system and procedures over the coming years.

While documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

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

As of April 12, 2023, our largest shareholder, Nativus Company Limited and entities affiliated with China Resources Verlinvest Health Investment Limited (“CRVV”) owned, in the aggregate, approximately 45.9% of the voting power represented by all our outstanding ADSs. As a result, our largest shareholder exercises significant influence over certain corporate matters requiring shareholder approval under Swedish law, including the election and removal of directors and the size of our board, any amendment of our amended and restated articles of association and any approval of significant corporate transactions (including a sale of substantially all of our assets), and has significant influence over our management and policies, despite not controlling a majority of our outstanding ordinary shares. Nativus Company Limited is a wholly owned subsidiary of CRVV, which is a joint venture that is 50% owned by Verlinvest S.A. and 50% owned by Blossom Key (Hong Kong) Holdings Limited. Blossom Key (Hong Kong) Holdings Limited is indirectly and wholly owned by China Resources (Holdings) Company Limited (“CR Holdings”), and CR Holdings is indirectly and wholly owned by China Resources Company Limited. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of the People’s Republic of China perform the duty of investor (as to 90.0222% and 9.9778% respectively) of China Resources Company Limited on behalf of the State Council.

Affiliates of CRVV are members of our Board of Directors. These board members are nominated by CRVV and can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our ADSs, which could prevent shareholders from receiving a premium for their ADSs.

In the event CRVV were to own a majority of the voting power in us, for example in the event that it exercised its conversion rights in a sufficient amount of its Swedish Subscription Agreement ("Swedish Notes") or if it were to exercise its participation rights under the Terms and Conditions of the Swedish Notes to purchase a sufficient number of additional shares from us in a future offering, CRVV would effectively be able to determine the outcome of most matters submitted for shareholder approval. This concentrated control would limit or severely restrict other shareholders’ ability to influence corporate matters and we may take actions that some of our shareholders would not view as beneficial, which could reduce the market price of our ADSs.

By way of example, if CRVV converted all of its Swedish Notes at maturity, assuming no other changes in our share capital and assuming no other holders of the Notes converted any of their notes, CRVV would hold approximately 59% of our then-outstanding capital.

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

We are subject to securities class action lawsuits in the United States alleging a failure to disclose, or misrepresentation of material facts relating to our business. One such action, captioned In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH, pending in the United States District Court for the Southern District of New York, was brought against the Company and certain of its officers and directors (including a former director), and alleges violations of the Securities Exchange Act of 1934, SEC Rule 10b-5, and the Securities Act of 1933. The other, captioned Hipple v. Oatly Group AB et al., Index No. 151432/2022, pending in the New York County Supreme Court, was brought against the Company, certain of its officers and directors (including a former director), among others, and alleges violations of the Securities Act of 1933. In May 2022, the New York County Supreme Court granted a stay of Hipple v. Oatly Group AB et al. pending final adjudication of In re Oatly Group AB Securities Litigation in the United States District Court for the Southern District of New York. In December 2022, the parties in In re Oatly Group AB Securities Litigation completed briefing of the defendants’ motion to dismiss the operative consolidated complaint; that motion is pending before the United States District Court for the Southern District of New York.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the Nasdaq rules for the quorum requirements applicable to the meetings of shareholders, the requirement that independent directors regularly meet in executive sessions where only independent directors are present, and shareholder approval requirements for the issuance of securities in connection with certain events. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

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

Sales of a substantial number of our ADSs in the public market, or the perception in the market that the holders of a large number of ADSs intend to sell, could reduce the market price of our ADSs. As of December 31, 2022, we had 592,319,923 ordinary shares (including those represented by ADSs) outstanding. All of our issued and outstanding ADSs are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization, which fluctuates over time, and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for the taxable year ended December 31, 2022. However, our status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of our income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ADSs, which could fluctuate significantly. In addition, it is possible that the U.S. Internal Revenue Service may take a contrary position with respect to our determination in any particular year. Therefore, there can be no assurance that we were not or will not be classified as a PFIC for the taxable year ended December 31, 2022, the current taxable year or for any past or future taxable year, and we have not obtained any legal opinion with respect to our PFIC status for our past, current or future taxable years. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. “Taxation—Material United States Federal Income Tax Considerations”) holds the ADSs, the U.S. Holder may be subject to material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs, or upon the receipt of certain distributions in respect of the ADSs.

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

Risks Related to our Indebtedness and Outstanding Convertible Notes

We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs.

In March and April 2023, we issued $300 million in aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the “Convertible Notes”) in private offerings, of which $200.1 million were issued pursuant to a Swedish Subscription Agreement (the “Swedish Notes”) and $99.9 million were issued pursuant to U.S. Investment Agreements and a U.S. Indenture (the “U.S. Notes”). In addition, in April 2023, we incurred $130 million of indebtedness under a Term Loan B Credit Agreement. We also amended and restated our Sustainable Revolving Credit Facility Agreement documenting commitments of SEK 2,100 million (equivalent to $201.0 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent to $47.9 million). Our indebtedness may limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes, limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes, require us to use a substantial portion of our cash flow from operations to make debt service payments, limit our flexibility to plan for, or react to, changes in our business and industry, place us at a competitive disadvantage compared to our less-leverage competitors and increase our vulnerability to the impact of adverse economic and industry conditions.

The fundamental change provisions of the Convertible Notes may delay or prevent an otherwise beneficial takeover attempt of us.

Holders of the Convertible Notes have the right to require us to repurchase their Convertible Notes upon the occurrence of a Fundamental Change (as defined in the indenture governing the U.S. Notes (the “Indenture”) and in the Terms and Conditions governing the Swedish Notes (the “Swedish Terms” and, together with the Indenture, the “Note Terms”) or a Covered Disposition (as defined in the Note Terms) at a repurchase price equal to the greater of (i) 100% of the principal amount of the Convertible Notes to be repurchased, plus an applicable Make-Whole Amount (as defined below), and (ii) the as-converted value of the amount calculated pursuant to clause (i). Such repurchase payment shall be made in cash.

The “Make-Whole Amount” means, as of any given date and as applicable, connection with any Fundamental Change, an amount equal to the remaining scheduled payments of interest that would have been made on the Convertible Notes to be repurchased, had such Convertible Notes remained outstanding from the repurchase date through the maturity date of the Convertible Notes. Our obligation to repurchase the Convertible Notes may, in certain circumstances, delay or prevent a takeover of us that might otherwise be beneficial to our equity holders.

Transactions relating to our Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities.

The interest rate on the Convertible Notes is fixed at 9.25% per annum and is payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2023. While we have an option to pay interest in cash or in-kind, restrictions under our Term Loan B Credit Agreement and Sustainable Revolving Credit Facility prevent us from paying interest in cash for so long as those facilities are outstanding. As a result, we expect to pay interest in kind for the foreseeable future.

The conversion rate of the Convertible Notes is subject to adjustment under the following circumstances:

•
If on the first anniversary of the issuance of the Notes, 1.17 times the average of the 30-day trailing VWAP of the ADSs (the “First Reset Price”) is less than the then effective conversion price, the conversion rate will be adjusted on such date so that the conversion price equals such First Reset Price, provided that the conversion price may not be decreased to less than $1.83.

•
If on the second anniversary of the issuance of the Notes, 1.17 times the average of the 30-day trailing VWAP of the ADSs is less than the then effective conversion price (the “Second Reset Price”), the conversion rate will be adjusted on such date so that the conversion price equals such Second Reset Price, provided that the conversion price may not be decreased to less than $1.36.

The conversion rate will be subject to adjustment for certain customary events or distributions and is also subject to adjustment in the event that we conduct an offering of our equity or equity-linked securities at a discount of more than 5% to the trading price of our ADSs.

The conversion of the Convertible Notes at the election of their holders or, if certain conditions are met, at our election would result in the issuance of ordinary shares and ADSs, including pursuant to the payment of “payment-in-kind” interest and the foregoing adjustments that could have a material adverse effect on the value of our outstanding ordinary shares and ADSs. In addition, in the event that we are entitled to require the conversion of the Convertible Notes, we are also required to pay an amount equal to the amount of additional interest that would accrue under the Convertible Notes through their maturity.

Potential arbitrage or hedging strategies by purchasers of the Notes may affect the value of our ordinary shares.

Purchasers of the Convertible Notes may employ, or seek to employ, an arbitrage strategy with respect to the Convertible Notes. Investors would typically implement such a strategy by selling short our ordinary shares or ADSs underlying the Convertible Notes and dynamically adjusting their short position while continuing to hold the Convertible Notes. Investors may also implement this type of strategy by entering into swaps on our ordinary shares or ADSs in lieu of or in addition to selling short our ordinary shares or ADSs. This activity could decrease (or reduce the size of any increase in) the market price of our ordinary shares or ADSs at that time.

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

As a public company, and particularly since we are no longer an emerging growth company, we continue to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our Board of Directors. As a public company we face increased demand for more detailed and more frequent reporting on environmental, social and corporate governance reports and disclosure. In addition, the SEC has proposed rules that would require public companies, including foreign private issuers, to include extensive climate-related disclosures in their SEC filings. Although the SEC has not finalized these rules as the date of this Annual Report, we would expect to incur substantial additional compliance costs to the extent these or similar rules are adopted.

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

This Annual Report is the first annual report in which we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Additionally, as we are no longer an emerging growth company and now qualify as a large accelerated filer, this is the first annual report in which we must include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

To assess the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing and implement new financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting will require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. As later discussed in this Annual Report, our management and independent registered public accounting firm have concluded that we did not maintain effective internal control over financial reporting as of December 31, 2022. Additionally, our management may in the future conclude that our internal control over financial reporting is not effective due to our failure to remediate any existing identified material weaknesses or if we identify additional material weaknesses, which would require us to employ remedial actions to implement effective controls.

For more information on the risks associated with the compliance cost of remediating the material weaknesses in, and establishing and maintaining, effective internal control over financial reporting, as well as other related risks, see the risk factor “We have previously identified material weaknesses in our internal control environment. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner”.

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

Since activating our company-wide rebrand, demand for Oatly products grew rapidly. Between 2016 and 2018, we expanded our global footprint by re-launching in the United Kingdom, expanding in Grocery trade in Germany and entering the United States and China. To date, we have made substantial investments to scale our production capacity and meet consumer demand. In 2019, we opened production facilities in the United States (Millville, New Jersey) and in the Netherlands (Vlissingen). In 2021, we opened facilities in Ogden, Utah, Singapore and Ma’anshan, China. Three additional facilities in Peterborough, the United Kingdom, Fort Worth, Texas and Asia are currently under construction or in the strategic planning stages and expected to be completed between 2024 and 2026. On December 30, 2022, we entered into a long-term strategic partnership agreement with YYF to enable our Ogden, Utah and Fort Worth, Texas facilities to be converted to a hybrid manufacturing model (the "YYF Transaction"). This partnership agreement is aligned with our asset light strategy, which we announced during our third quarter earnings call on November 14, 2022. See Item 3.D. "Risk Factors - Risks Related to our Business and Industry-The strategic partnership with Ya YA Foods may not be successful, which could adversely affect our operations and manufacturing strategy", Item 4.B. "Supply Chain Operations" and management's discussion and analysis in Item 5. "Operating and Financial Review Prospects" for more detail on the YYF Transaction.

Today, the Oatly movement continues with a growing part of the population focused on their consumption decisions making a difference. We established Oatly as an organization that is committed to improving the lives of individuals and the well-being of the planet and believe we can achieve this through the push for a more sustainable food system.

We were founded in 1994, and our current holding company was incorporated on October 5, 2016 and were registered with the Swedish Companies Registration Office on October 20, 2016. Our legal name is Oatly Group AB and our commercial name is Oatly. Our principal executive offices are located at Ångfärjekajen 8, 211 19 Malmö, Sweden. Our telephone number at this address is +46 418 475500. Our website address is https://www.oatly.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address as an inactive textual reference only. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC at www.sec.gov. Our agent for service of process in the United States is Corporation Service Company, and its address is 19 West 44th Street, Suite 200, New York, New York 10036.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects”.

B. Business Overview

Overview

Our company is disrupting the global dairy industry, which Euromonitor estimated generated $631 billion in retail sales in 2022. We are driving this disruption by encouraging consumers to reassess the impacts that their food choices have on the climate and environment. We position our brand to benefit from the trend of consumers choosing plant-based foods as an alternative to animal-based ones. Our products have broad consumer appeal, which has allowed us to penetrate multiple classes of trade in multiple geographies. As of December 31, 2022, our product was the number one oatmilk brand in seven of the over 20 countries in which we operate. We believe that we have a long runway of growth ahead of us as consumers continue to seek plant-based alternatives and we continue to expand into new categories and geographies.

About Oatly

We are the world’s original and largest oatmilk company. For over 25 years, we have focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks.

Sustainability is at the core of our business. In general, oatmilk leads to fewer greenhouse gas emissions compared to cow’s milk. Specifically, based on certain product-level calculations we have commissioned in Europe and based on additional studies, we generally see that oatmilk products have a significantly lower climate (CO2equivalent) impact relative to comparable dairy products.

In the historically commoditized dairy category, we have created a brand phenomenon that speaks to emerging consumer priorities, including sustainability and health. Our integrated in-house team of creative, communications and customer relations experts reach consumers in a personal and relatable way. Across many kinds of media, we create thought-provoking, conversation-sparking content to engage people around our mission and drive awareness for our brand. Our company values are communicated not only in the things we say but also in the things we do— such as publishing the climate impact of our products in Europe and the U.S. and launching public campaigns to inspire policy change. The voice, actions, products and values represented by the Oatly brand drive our commercial success and mission.

Our innovation practices are foundational to delivering market-leading products. We are steadfast in our goal of creating excellent products across the full dairy portfolio, from milk, to yogurts, to ice cream. To do so, we leverage clinical studies on human health along with our proprietary production processes and key patented elements, including enzymatic processes, to convert fiber-rich oats into great tasting and healthy products. We believe our product launches in categories such as yogurt and frozen desserts shows the strength of our results-oriented innovation practices and the potential to drive a significant volume shift to plant-based dairy across the full breadth of the dairy portfolio.

Driving the global appetite for plant-based dairy

We have global resonance with commercial success in more than 20 countries, across multiple channels and types of retail, foodservice and e-commerce partners. When entering new markets, we use a foodservice-led expansion strategy that builds awareness and loyalty for our brand and ultimately drives increased sales through retail channels. We have tailored this strategy in many international market launches, including the United States and China. Through this strategy, we have built a new generation of plant-based milk consumers by converting traditional dairy milk drinkers and by attracting new consumers to the category.

As of December 31, 2022, we offered our products across more than 200,000 retail and foodservice locations globally. Our products are sold through a variety of channels, from independent coffee shops to national partnerships with established franchises like Starbucks, from food retailers like Target and Tesco to premium natural grocers, as well as through e-commerce channels, such as Alibaba’s Tmall.

Our brand has excelled on a global scale, as evidenced by the following market statistics:

•
In the United Kingdom, Germany, Netherlands, Austria, and Switzerland, we were the #1 sales growth driver of the total plant-based milk category, calculated by Oatly growth in sales value over the periods as a percent of total plant-based milk category sales growth, excluding private label, based on the last 52 weeks ended week 52, 2022 in the U.K. and Netherlands and the 52 weeks ended December 31, 2022 in Germany, Austria and Switzerland, according to Nielsen and IRI Infoscan.
•
In the United States, the United Kingdom, Germany, Sweden, Austria and the Netherlands, we had the highest velocity (average sales per store per week) performance, based on our top-selling SKU by sales value within the dairy alternatives category, based on the last 12 weeks ended week 52, 2022, according to Nielsen and IRI Infoscan, excluding private label.
•
In the United States, United Kingdom, Germany, Sweden, Austria, Switzerland and the Netherlands, we are the leading brand in the oat category based on publicly disclosed net sales figures for the fiscal year ended December 31, 2021, for competitors in the United States, and Nielsen retail sales value in 2022 for Sweden, Germany, Netherlands and the U.K., for the last 12 weeks ended week 52, 2022, and in Austria and Switzerland for the last 52, 26, 12 and 4 weeks ended week 52, 2022.
•
In China, we are the leading oat milk brand on Ali according to the Ali database for the full year 2022.

In order to support a societal shift towards plant-based diets, we understand that it is critical to have manufacturing capabilities to support our growth. Globally, as of December 31, 2022, we had six Oatly factories online and three additional factories planned or under construction. We supplement our owned factories with a diversified network of deeply vetted third-party co-manufacturing partners that help us drive growth by providing speed and flexibility and improve our ability to meet consumer demand, commence pilot projects and support our new product launches.

Our historical financial performance reflects the global growth profile of our company. In 2022, we generated revenue of $722 million, a 31% compounded annual growth rate from $421 million in 2020. Our sales volume of 502 million liters in 2022 was a 32% compounded annual growth rate from 290 million liters in 2020. In 2022, we generated gross profit of $80 million, representing a gross margin of 11.1%, which was impacted by a highly inflationary environment and macro-related headwinds including the COVID-19 pandemic and related restrictions in China.

Our Industry and Opportunity

We participate in the large global dairy industry, which consists of milk, ice cream and frozen dessert, yogurt, cream, cheese and other dairy products. According to Euromonitor, the global dairy industry retail sales were estimated to be $631 billion in 2022. We believe that foodservice also represents a significant opportunity for us, which we believe expands the total addressable market even further.

The global plant-based dairy industry retail sales were estimated to be $23 billion in 2022, according to Euromonitor, representing approximately 4% of the global dairy industry retail sales (excluding soy drinks in China).

Across various plant-based dairy products, oat-based alternatives have outperformed the broader dairy category in recent years.

•
In the United Kingdom, oatmilk represented 53% of the plant-based retail market, compared to almond at 16% and soy at 21%, according to IRI market share by retail sales value for the four week period ended December 31, 2022. For the same period, Oatly represented 30% of the plant-based retail market.
•
In Germany, oatmilk represented 70% of the plant-based retail market, compared to almond at 10% and soy at 13%, according to Nielsen market share by retail sales value for the four week period ended January 1, 2023. For the same period, Oatly represented 25% of the plant-based retail market.
•
In the United States, oatmilk represented 22% of the plant-based retail market, compared to almond at 61% and soy at 8%, according to Nielsen market share by retail sales value for the four week period ended December 31, 2022. For the same period, Oatly represented 5% of the total plant-based retail market.

We believe plant-based dairy, especially oat-based dairy, will continue to experience significant growth driven by multiple secular tailwinds:

•
Sustainability as important factors in driving behavioral change and consumer choice. Consumers are increasingly aware of the environmental benefits of plant-based dairy. For example, in general, compared to dairy products, plant-based dairy products have a lower environmental impact in respect of greenhouse gas emissions, land and water usage.
•
Younger generations increasingly seek out brands that connect with their core values. A Zeno Study found that younger consumers are four to six times more likely to purchase, protect and champion purpose-driven companies than older consumers, as younger consumers are looking for companies to advance progress on important issues within and outside of their operational footprint.
•
Growing consumer demand for oat-based dairy. Retail sales data shows that oatmilk is the driving force behind the increasing consumer demand for plant-based dairy products. We believe that oats are a crop uniquely positioned to achieve the goal of a better dairy portfolio, including:
•
Sustainability characteristics of oats: Oats are a low-input crop, which offer the possibility for crop rotation, which can have a positive impact on the soil.
•
Flexible within the supply chain: Oats provide a longer raw ingredient shelf life compared to dairy, while also offering a competitive price structure compared to other plant-based dairy products.
•
Widely accessible to a range of eaters: Oats do not contain some common allergens present in other plant and nut-based products; it has a neutral taste profile, making it attractive for a wide variety of plant-based dairy use cases.
•
Nutritional advantages: Oats have a balanced macro-nutritional profile, which contains a high amount of dietary fiber (including beta-glucan fibers), key fatty acids and mainly unsaturated fats.

•
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

Market-Leading Product Portfolio Disrupting the Global Dairy Market

We have demonstrated global commercial success through our expansion into more than 20 countries across three continents, becoming the top-selling oatmilk brand across multiple key markets. We believe our sustainable, nutritious and tasty products are accelerating the adoption of plant-based dairy by converting traditional dairy consumers into Oatly fans. Our loyal consumer base has supported and driven our extension beyond just the plant-based milk category, and we currently have a broad product portfolio across seven categories that includes frozen desserts, Oatgurt, creams, spreads and on-the-go drinks.

Authentic Brand Beloved by Consumers

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

Strong Innovation Capabilities Grounded in Over 25 Years of Swedish Science, Patented Technologies, Craftsmanship and Oat Expertise

Oatly was founded by food scientists on a mission to create an upgraded alternative to traditional dairy. Through more than 25 years of commitment to liquid oat technology, we have developed a proprietary oat base production technology that leverages patented enzymatic processes to turn oats into a nutritional, great tasting liquid product. Our patents are supplemented with and protected by decades of production craftsmanship and a global research and innovation organization.

Our production processes are built from our deep understanding of our raw materials: we work closely with our suppliers to ensure quality and sustainable sourcing and we are working to understand how the natural variances in agriculture may impact our raw ingredients and products. We have global Food Research and Innovation teams in Sweden and regional product development teams in the United States, EMEA and Asia to enhance and expand our product portfolio. We plan to open a new state-of-the-art Research and Innovation Center in Sweden in 2023, which will further develop our long-term research and innovation capabilities. We have exclusive partnerships with industry and academic experts to analyze the genomic diversity of oat and identify naturally occurring varietal variances to help us improve on product nutritional qualities, sensorial properties and agronomic performance. We believe our research and innovation capabilities enable us to deliver on our promise of sustainable, delicious and nutritious products—supporting our mission to make plant-based eating easy and position us for long-term market leadership.

Multi-Channel Distribution Led by Proven Foodservice Strategy

Our successful channel penetration and execution across geographies starts with our foodservice-led market entry strategy that builds awareness of our brand and products. Consumers discover Oatly in a trusted environment such as an expertly brewed cup of coffee or cappuccino from their favorite coffee shop. That quality product experience sparks a discovery journey for consumers with Oatly that can lead to purchase at a grocery store or incorporating more plant-based options in their diet. Importantly, this strategy is very difficult to replicate given the foodservice channel’s fragmented and opaque distribution networks and has only been made possible by our on-the-ground teams that understand the nuances of this channel. While this strategy is currently best exemplified in our coffee channel through our barista relationships, we believe it is replicable across products categories through respective category foodservice channels. We are currently expanding this strategy in partnerships with multi-unit independents and large coffee chains to further drive the momentum of Oatly into new international markets.

Global Production Footprint Underpins Path to Profitability

Our global production footprint spans three continents today, and we plan to continue to invest strategically in our production capacity to meet demand. We utilize three main production models to meet global demand for our products: co-packing, hybrid and end-to-end self-manufacturing. Each of our manufacturing plants uses one of these production model based on how it can best support the company’s growth and profitability goals. Our long-term strategy is to drive more towards hybrid and end-to-end production models in order to achieve more attractive production economics. This is expected to enable us with more operational control while balancing cost certainty and capital intensity. On November 14, 2022, in conjunction with our third quarter earning’s call we announced that we have initiated several strategic actions to adapt our supply chain network strategy and simplify the organizational structure in order to prepare for the next phase of growth. We believe these actions will increase the agility of the organization and drive profitability with a more asset-light strategy. The framework for the supply chain network strategy is centered on focusing investments on our proprietary oat-base technology and capacity, which is expected to reduce the capital intensity of future facilities and have a positive effect on our cash flow outlook. We are also actively evaluating potential manufacturing partners to create a more hybrid production network for our future facilities.

Our Growth Strategies

We expect to drive continued, sustainable growth and strong financial performance by executing on the following strategies:

Expand Consumer Base through Increased Awareness and Plant-Based Dairy Category Growth

The plant-based dairy market is still in its infancy. According to Euromonitor, the country in which we operate that has the highest plant-based milk penetration (measured as a percent of total retail volume relative to dairy milk) is the United States with 12% penetration, which has increased 300 basis points since 2019. We believe there is much more opportunity for increased penetration in multiple countries.

We believe the ability to share the Oatly story with a broader audience is critical to the success of our mission to drive greater plant-based consumption. At precisely the moment when these values are hitting mainstream culture, we are helping to support the breaking down of barriers to adopt plant-based dairy and capturing this interest by engaging consumers with our brand. Oatly’s success across each of our markets has been partly driven by our brand's focus on sustainability. We believe our commercial efforts and proven execution to increase knowledge and awareness of our brand will enable us to convert dairy consumers into Oatly consumers.

Expand Presence Across Channels

We believe we can continue to grow in existing markets by building on our industry-leading food retail performance by growing velocity and expanding on-shelf presence. With the additional production capacity that we have brought online since 2021, we believe that we are now well-positioned to capitalize on the significant whitespace to further expand our foodservice, retail and e-commerce footprint within existing markets.

Extend Product Offerings through Innovation

We continually strive to improve upon our products in order to deliver more innovative, nutritious, sustainable and delicious form of liquid oats. We have ambitious, long-term innovation goals, which we believe will lead to sustained market leadership through the use of cutting-edge processes to deliver competitively distinct products.

We tailor our products to local consumer demands to further facilitate the consumer transition from cow-based dairy products to Oatly. With our continued investment in innovative and patented technologies, we aim to accelerate our consumers’ transition from cow-based dairy products to Oatly and strive to empower them to choose solutions that we believe improve their lives and the planet.

Enter New International Markets

Beyond our existing sales footprint, we believe we have a significant opportunity to expand into new international markets, including additional European countries. In most instances, we facilitate our entry into new markets by leveraging our existing commercial organization and production footprint. For example, we leverage our DACH organization to accelerate our expansion in Poland with production supply coming from our Vlissingen and Landskrona facilities. We believe our established global presence and proven foodservice-led execution in three continents serve as compelling proof points of our ability to successfully enter new markets.

Drive Asset-Light Production Capacity Expansion

Historically, global demand for Oatly products has significantly outpaced our supply. In order to meet this demand, we operated six production facilities as of December 2022 and plan to open three additional facilities in the next several years. Our strategy is to expand our production capabilities across each of our regions through a more asset-light model, which includes a higher mix of our hybrid manufacturing model. By increasing our production capacity, we expect to be able to drive topline growth and increase our ability to meet consumer demand.

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

Oatgurt. Our Oatgurts utilize our oat base technology to mimic the consistency of yogurt, as they are thick and “spoonable.” Our first Oatgurts were pourable, smooth and flavored yogurts launched in the Nordics to fit local consumer tastes. Since then, we launched a product line in the United Kingdom in cup format and a U.S. line that includes live and active cultures and stronger flavors.

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

Ready-to-drink. Our range of on-the-go drinks delivers novel flavor experiences and product packaging in smaller formats. These products can be found at grocery stores, convenience store outlets and more across our global markets.

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

Today, we have a global Food Innovation team with a central technology development team in Sweden, and globally-led but regionally-executed product development teams in the Americas, EMEA and Asia. As of December 31, 2022, we had more than 100 employees on our innovation management and research and development team. To further strengthen our capabilities, we are establishing a Research and Innovation Center in Sweden to partner with leading scientists and industry experts to ensure we stay at the forefront of oat expertise and human health, which is expected to be finished in 2023. Through this set-up, we are efficiently building deep technology know-how and expertise, as well as ensuring that our products are developed close to consumers, according to locally relevant consumer preferences. Given one of our key focuses is building a broad and relevant product portfolio within plant-based dairy, we continuously explore and enter new product categories, making the change to plant-based easy for the consumers. We strive to create great, sustainable, delicious and nutritious food with optimal taste, functionality and texture.

Advertising and Creative

Through a bold advertising strategy, we amplify what our brand stands for and use our company voice in service of our mission: to challenge industry norms and inspire societal change.

Our advertising content is created or directed in-house, ensuring a consistent brand message across regions and product lines. Our advertisements can be found across a variety of platforms, including out-of-home locations, for example billboards, signage, bus and train banners and large-scale printed murals and print media, such as newspapers and magazines. We intend to continue to invest in our brand by adding additional media platforms such as television. We also regard our packaging as a valuable way to develop a dialogue with our consumers and foster an added long-standing relationship as they are enjoying the product. We have highly engaged social media followings and utilize platforms including TikTok, Instagram, Facebook, Twitter, LinkedIn and YouTube, among others, to further engage with our consumers.

Channels / Customers

Our diversified portfolio of products is available in more than 20 countries across three continents through a variety of channels, including foodservice, food retail and e-commerce. The strength of our brand in an on-trend category makes us an attractive partner for customers. As of December 2022, we distributed through more than 200,000 retail and foodservice locations around the world. Our products are also available on major e-commerce platforms, such as Amazon, Ocado, Tmall.com (owned by Alibaba) and JD.com.

In fiscal year 2022, the retail channel accounted for approximately 58.4% of our revenue, the foodservice channel accounted for approximately 36.0% of our revenue, and e-commerce accounted for approximately 5.6% of our revenue.

In fiscal year 2022, we had a customer that accounted for approximately 14% of our annual revenue.

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

In addition to coffee shops, Oatly is available in workplaces, hotels and more. In the year ended December 31, 2022, the foodservice channel accounted for approximately 36.0% of our revenue.

Food Retail

Our products are available at major food retailers, including the mass, conventional and natural grocer channels, as well as increasingly in the drug store and discount retailers. We maintain strong and collaborative relationships with leading food retailers in our key markets, such as Kroger, Target, Walmart and Whole Foods in the United States, Tesco and Sainsbury’s in the United Kingdom and REWE and Edeka in Germany.

In the year ended December 31, 2022, the food retail channel accounted for approximately 58.4% of our revenue.

E-Commerce

Supported by our online creative content, our e-commerce channel is highly complementary to our offline presence. We believe there is a significant opportunity to grow our e-commerce channel as we scale, both through third-party e-commerce platforms as well as through our own direct-to-consumer website where possible.

Supply Chain Operations

The core goal of our Supply Chain Operations organization is to scale a proprietary, global footprint with a positive bottom-line, while efficiently and sustainably utilizing resources. Relative to our growth, we aim to reduce our greenhouse gas emissions through logistical and sourcing efficiencies, minimize our scrap material use and minimize our by-product waste. As our Company and the demand for our products grows, we continue to strategically consider how we can further improve on our supply chain optimization. On November 14, 2022, in conjunction with our third quarter earning’s call we announced that Oatly has initiated several strategic actions to adapt its supply chain network strategy and simplify the organizational structure in order to prepare for the next phase of growth. The framework for the supply chain network strategy is centered on focusing investments on Oatly's proprietary oat-base technology and capacity, which is expected to reduce the capital intensity of future facilities and have a positive effect on our cash flow outlook. The Company is also actively evaluating manufacturing partners to create a more hybrid production network across select geographies. More recently, on December, 30, 2022, we entered into an agreement with YYF to enable our Ogden Facility and DFW Facility to be converted to a hybrid manufacturing model.

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

Our Oat Suppliers

We currently work with eight suppliers to source our oats – we have one supplier in Belgium, one in Malaysia, two in Sweden, two in the United States, one in China and one in Finland. We have agreements in place with each of these suppliers and believe that the terms contained in these agreements are customary for such suppliers in our industry. Under each of these agreements, we are required to provide forecasts of our anticipated needs for certain periods of time to assess the supply we will require for the upcoming term, and the oats supplied under each of these agreements are subject to certain quality control requirements and terms regarding sustainability matters. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with our suppliers for the following year based on the outcome of the current year harvest. The price of raw oats and other ingredients such as rapeseed are volatile and depend on several factors: the result of the harvest in the different parts of the world we source from and other market factors such as world market price and other macroeconomic and geopolitical factors.

Production Process Overview

The Oatly production journey consists of the following key steps, beginning with our core science and oat base technology:

•
Manufacturing our proprietary oat base. The premise of our patented oat base technology is an enzymatic process that closely mirrors the human body’s process used to breakdown starches. Oats are cleaned, dehulled and heated to groats, which then undergo our patented enzymatic processing to form the basis of our core oat base. This process allows us to achieve a robust macro-nutritional profile with soluble dietary fibers (beta-glucans), stable composition, and functional character of foamability and texture. We own and manage the majority of our oat base manufacturing facilities globally. To minimize the risk of infringement of our IP rights, we only outsource a limited number of oat base recipes.
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

Production Models

We utilize three main production models to meet global demand for our products: co-packing, hybrid and end-to-end self-manufacturing. In our co-packing model, we transport our oat base through tanker trucks to our third-party partners for filling and mixing. In our hybrid solution, we transport our oat base through pipelines to a physically adjacent plant operated by our third-party partners for filling and mixing. Using an end-to-end self-manufacturing model, we produce the oat base, mix and fill the products at a single Oatly-owned and operated facility. As noted above, we have initiated several strategic actions to adapt our supply chain network strategy and simplify the organizational structure in order to prepare for the next phase of growth. We believe these actions will increase the agility of the organization and drive profitability with a more asset-light strategy. In the long term, we plan to strategically shift towards the hybrid and end-to-end self-manufacturing models, which will provide us with greater flexibility, faster speed-to-market, higher quality control and significant scale efficiencies and ultimately more favorable economics. On December 30, 2022, we entered into an agreement with YYF to enable our Ogden Facility and DFW Facility to be converted to a hybrid manufacturing model. For further discussion on the YYF Transaction, see Note 34 Non-current assets held for sale to our consolidated financial statements included elsewhere in this Annual Report.

For the year ended December 31, 2022, approximately 27% of our products were produced through the co-packing model, 43% through a hybrid model and 30% through our own end-to-end self-manufacturing.

Geographic Footprint

We have strategically built our manufacturing facilities to be in close proximity to our consumers as well as our co-packers, where possible. This allows us to reduce our transportation costs, which can help us to lower our environmental impact and can drive production efficiencies and cost savings. For a description of the principal markets in which we operate, which are EMEA, Asia and the Americas, including a breakdown of revenues by category of activity and geographic market for each of the last three fiscal years, see Item 5.B. “Operating and Financial Review and Prospects” of this Annual Report.

We have grown our production facilities from one site in Sweden in 2018, to six across Europe, the United States and Asia as of December 31, 2022. At year-end 2022, we had technically available capacity of approximately 900 million liters of finished goods equivalent of oat base, with plans to expand our existing facilities and open three additional facilities. The below graphic shows our current and planned facilities. The dates marked with “T” are targeted dates and not a forecast, projection or estimate. Our ability to meet these targets are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond our control, and are based upon assumptions with respect to future decisions, which are subject to change. For discussion of some of the important factors that could cause these variations, see Item 3.D. “Risk Factors” of this Annual Report.

PRODUCTION FOOTPRINT

2025/2026T
Peterborough, UK
2006
Landskrona, SE
2021
Ogden, UT
2019
Millville, NJ
2024/2025T
Fort Worth, TX
2019
Vlissingen, NL
2021
Ma'anshan, CN
2024/2025T
Asia III, CN
2021
Singapore, SG
DATE OF GO-LIVE
Established capacity
Capacity added in 2022
Near-term capacity expansions
Self-manufacturing
Hybrid
*YEAR Targeted expansion

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

Competition

We believe that our position as category creator, our commercial performance, brand equity, science and innovation practice, and organizational approach differentiate us and help us maintain market leading positions, despite generally having a higher price point, fewer promotions, limited distribution and participating in a highly competitive environment. Our competitors include consumer packaged goods companies such as Danone, PepsiCo and Coca-Cola, dairy companies and brands, such as Lactalis, Fonterra, Arla Foods, Chobani, Dean Foods and Lactaid (owned by Johnson & Johnson), plant-based dairy companies, such as Blue Diamond Growers, Califia Farms, Planet Oat, Ripple Foods, and Ecotone, new market entrants building lab-based products and private-label brands. We believe the principal competitive factors in our industry include:

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

Intellectual Property

We own domestic and international trademarks and other proprietary rights that are important to our business. We believe the protection of our trademarks, designs, copyrights, patents, domain names, trade dress and trade secrets are important to our success and have a global approach to protecting our trademarks, designs, patents and other intellectual property rights.

Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. Depending upon the jurisdiction, trademarks are valid as long as they are used in the regular course of trade and/or their registrations are properly maintained. Our primary trademarks are OATLY, WOW NO COW and POST MILK

GENERATION, all of which are registered or pending registration in the United States and approximately 70 other countries in the world. In addition, we strive to protect key branding elements of our marketing, signaling the commercial origin of our products and services. As of December 31, 2022, we owned 29 registered trademarks and 26 pending trademark applications in the United States and around 2,050 registered trademarks, pending trademark applications or designations under the Madrid protocol globally. We take an active approach in defending and expanding the scope of protection of our trademarks with a vigilant global trademark watch. We further take decisive action against potential infringers both when it comes to registrations and actual use of marks confusingly similar to trademarks.

As of December 31, 2022, we owned two issued patents and four pending patent applications in the United States and more than 90 issued patents and pending patent applications globally.

We wish to keep confidential the specifics of our marketing, promotions and products, as well as proprietary information related to formulas, processes, know-how and methods used in our production and manufacturing and seek to protect all such information as trade secrets.

Seasonality

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our historical rapid growth, COVID-19 consumption dynamics, and macroeconomic trends, including higher inflation. As our company continues to grow, including the relative size of our markets, we expect to see additional seasonality effects, especially within our food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in our Asia region compared to the remaining quarterly periods of the year.

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

Non-US Government Regulation

As we manufacture and distribute our food products in a number of markets outside of the United States, in particular Europe and Asia, we, along with our ingredient and packaging suppliers and distributors, are subject to a variety of foreign laws and government regulations applicable to food products. In the European Union ("EU"), food products and food production are governed by Regulation (EC) No 178/2002, laying down the general principles and requirements of food law as well as the procedures in matters of food safety and establishing the European Food Safety Authority (“General Food Law Regulation”) and Regulation (EC) No 852/2004 laying down general rules on the hygiene of foodstuffs. In addition, other pieces of the EU legislation provide microbiological criteria, contaminants, and pesticide levels, defining safety thresholds. Food business operators in the EU are subject to national food safety authorities in EU member states that perform official controls both on production facilities and food products securing that applicable regulations are met.

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

Additionally, food business operations in the EU must ensure that their products and activities comply with European regulations governing the presentation, advertising and claims related to food products, in particular Regulation (EU) No 1169/2011 on the provision of food information to consumers, which, among other things, requires that, unless provided otherwise, pre-packed foods are accompanied by mandatory information such as list of ingredients, nutrition declaration, allergen information, and net quantity of the food. Nutrition claims (e.g. “low fat”) and health claims (i.e. any statement about a relationship between food and health) related to food are specifically regulated by Regulation (EU) No 1924/2006, which seeks to ensure that any claim made on a food’s labeling, presentation or advertising is clear, accurate and based on scientific evidence and does not mislead European consumers. Regulation (EU) No 432/2012, as amended, establishes a list of permitted health claims (other than those referring to the reduction of disease risk and to children’s development and health). Only health and nutrition claims that have been authorized by the European Commission, as included in the aforementioned regulations and a public EU register on nutrition and health claims, can be used. Food business operators must further ensure compliance with Regulation (EC) 1333/2008 on the rules on food additives (including conditions of use, labeling and procedures) and Regulation (EU) No 1308/2013, as complemented by European Commission Decision No. 2010/791, establishing a common organization of the markets in agricultural products, which provides specific requirements for some food products including specific limits to the use of the terms “milk” and “milk products”.

Specific provisions apply to enriched products which are products to which vitamins and minerals have been added either to replace some of the nutrients lost when the food was manufactured/stored or to match the nutritional composition of the food that a substitute food aims to replace. Enriched products are subject to Regulation (EC) No 1925/2006 on the addition of vitamins and minerals and of certain other substances to foods, that together with Regulation (EU) 1169/2011 on food information to consumers, harmonize the provisions regarding the addition of vitamins and minerals and of certain other substances to foods. Pending the European Commission adoption of harmonized EU maximum levels for vitamins or minerals that may be added to food supplements and enriched products and minimum levels for specific vitamins and minerals when added to food supplements, which is expected during the first quarter of 2024, EU member states can define those limits based on the needs of the local population.

Even though EU regulations are directly applicable in all EU member states and, when specified, in the European Economic Area countries (“EEA”) (which in addition to the 27 EU member states also includes the three following countries: Iceland, Liechtenstein and Norway), additional national laws and regulations may impose further requirements on food business operators.

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

In other foreign countries where we sell our products we must comply with similar food safety requirements, including in the following areas:

•
manufacturing;
•
product standards;
•
product safety;
•
product safety reporting;
•
marketing, sales, and distribution;
•
packaging and labeling requirements;
•
nutritional and health claims;
•
advertising and promotion;
•
post-market surveillance;
•
import and export restrictions; and

•
tariff regulations, duties, and tax requirements.

Insurance

We maintain commercial insurance programs with third parties in the areas of property and business interruption, product liability and excess liability, among others. Our ultimate exposure may be mitigated by amounts we expect to recover from third parties associated with such claims.

C. Organizational Structure

The legal name of our company is Oatly Group AB and we are organized under the laws of Sweden. We have 29 wholly-owned subsidiaries. The Company’s principal subsidiaries as at December 31, 2022 are as follows:

Name	Country/place of registration and operations	Principal activities	Proportion of voting rights and shares held (directly or indirectly) (%)
Direct ownership
Cereal Base CEBA AB	Sweden	Holding	100%
Indirect ownership
Oatly AB	Sweden	Selling and production	100%
Oatly Sweden Operations & Supply AB	Sweden	Production	100%
Oatly UK Ltd.	United Kingdom	Selling	100%
Oatly UK Operations & Supply Ltd.	United Kingdom	Production	100%
Oatly Germany GmbH	Germany	Selling	100%
Oatly Norway AS	Norway	Selling	100%
Oy Oatly AB	Finland	Selling	100%
Oatly Netherlands BV	Netherlands	Selling	100%
Oatly Netherlands Operation & Supply BV	Netherlands	Production	100%
Oatly EMEA AB	Sweden	Selling	100%
Oatly Inc.	United States	Selling	100%
Oatly US Inc.	United States	Selling	100%
Oatly US Operations & Supply Inc.	United States	Production	100%
Havrekärnan AB	Sweden	Production	100%
Oatly Singapore Operations & Supply Pte Ltd.	Singapore	Production	100%
Oatly Hong Kong Holding Ltd.	Hong Kong, China	Selling	100%
Oatly Shanghai Co. Ltd.	China	Selling	100%
Oatly Food Co Ltd.	China	Production	100%
Oatly Thousands of Island Co Ltd.	China	Production	100%

D. Property, Plants and Equipment

Corporate Offices

Our headquarters are located at Ångfärjekajen 8, 211 19 Malmö, Sweden, under a lease for approximately 50,000 square feet of office space, expiring on February 29, 2028. We also lease regional offices in other locations, including London, Berlin, Helsinki, Amsterdam, Philadelphia, Shanghai, Singapore and Hong Kong.

Supply Chain Operations

We currently have six production facilities, two each in EMEA, Americas and Asia, respectively, and we have three additional facilities in various stages of construction, development and strategic planning discussions. We currently own an end-to-end factory in Landskrona, Sweden and oat base production facilities in our Millville, New Jersey factory. We lease a factory to produce our oat base in Vlissingen, the Netherlands and a facility in Singapore. We lease facilities for end-to-end production in Ogden, Utah and Ma’anshan, China. We also have lease agreements for the facilities in Peterborough, United Kingdom, Fort Worth, USA and China (Asia III). We are also investing in improvements to our existing facilities and manufacturing equipment. We have during the year made adjustments to our capacity build-out plans to better match where we have the largest supply and demand gaps and as noted above, we announced during our third quarter earnings call a shift to a more asset light model, which is expected to reduce the capital intensity of future facilities and have a positive effect on the cash flow outlook.

We estimate that we will invest approximately $180-200 million in 2023 related to the three facilities under construction and/or under strategic planning discussions, as well as regular maintenance and efficiency investments for our existing facilities.

We expect to achieve an annualized run-rate output of approximately 900 million liters of finished goods equivalent of oat base capacity by the end of 2023.

Innovation and Product Development

We lease a new product development center in Philadelphia (US) and a research and development facility in Lund (SE).

Financing

We are financing these expansions and improvements through a combination of cash, our credit facilities described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sustainable Revolving Credit Facility and Term Loan B Facility”, the proceeds from our convertible notes described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Convertible Notes” and the leasing arrangements described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Commitments.” We expect to continue to use this combination of financing to fund our continued expansion. For changes in facilities and borrowings after the reporting period, see Note 35 Events after the end of the reporting period.

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

The information called for by this Item 5, regarding a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020 has been reported previously in our 2021 Annual Report under “Item 5. Operating and Financial Review and Prospects,” which discussion is incorporated by reference herein.

A. Operating Results

Overview

We are the world’s original and largest oatmilk company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice creams, yogurts, cooking creams, spreads and on-the-go drinks. Since our founding, we have had a bold vision for a food system that is better for people and the planet. We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle and have not only positioned our brand to capitalize on the growing consumer interest in sustainable, plant-based foods and dairy alternatives, but we have become a driving force behind increased consumer awareness and transition from traditional dairy consumers to Oatly. We believe there is substantial opportunity to grow our consumer base, increase the velocity at which households purchase our products and disrupt the global dairy market of more than $600 billion in the retail channel alone.

Our products are sold through a variety of channels, from independent coffee shops to continent-wide partnerships with established franchises like Starbucks, from food retailers like Target and Tesco to premium natural grocers and corner stores, as well as through e-commerce channels such as Alibaba’s Tmall. More detailed information about our business is included under Item 4. “Information on the Company” of this Form 20-F.

Components of Results of Operations and Trends and Other Factors Affecting our Business

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations and trends and other factors affecting our business.

Strategic actions

We announced several strategic actions at the time of our third quarter earnings release on November 14, 2022. The strategic actions were initiated to adapt our supply chain network strategy and simplify our organizational structure in order to position us for our next phase of growth. We believe these actions will increase the agility of our organization and drive profitability with a more asset-light strategy.

The framework for the supply chain network strategy is centered on focusing investments on Oatly's proprietary oat-base technology and capacity, which is expected to reduce the capital intensity of future facilities and positively impact our cash flow. The Company is also actively pursuing manufacturing partnerships to create a more hybrid production network across select geographies. This is in addition to the phasing of its production footprint expansion due to the current operating environment, the continued ramp-up of the Company’s production facilities and the localization of production, which have already had a positive impact on the Company's cash flow. The December 30, 2022 transaction with YYF is an example of this asset light strategy. On March 1, 2023, we consummated the transactions contemplated by a long-term strategic partnership agreement with YYF entered into on December 30, 2022 to enable our Ogden, Utah and Fort Worth, Texas facilities (respectively, the “Ogden Facility” and the “DFW Facility”) to be converted to a hybrid manufacturing model. As part of the agreement, YYF acquired a majority of the assets (including mixing and filling equipment) used in the operation and assumed the property lease at Oatly’s production facility in Ogden and responsibility for the completion of construction of the production facility and the lease in Fort Worth. Oatly retained full ownership and operation of proprietary oat base production lines in each facility. For further discussion on the YYF Transaction, see Item 3.D. "Risk Factors - Risks Related to our Business and Industry - The strategic partnership with Ya YA Foods may not be successful, which could adversely affect our operations and manufacturing strategy", and Note 34 Non-current assets held for sale to our consolidated financial statements included elsewhere in this Annual Report.

We have implemented these strategic actions to simplify our organizational structure with a view to driving more balanced growth and profitability in the future. We have reviewed the organizational structure to adjust the fixed cost base globally including professional services and other related costs. We expect gross annual savings of up to $25 million from the reorganization and adjustments of other fixed costs, which took effect starting in the first quarter 2023 primarily in the intersection of EMEA and Global functions. We have also identified incremental opportunities in the rest of the organization, from which we expect up to $25 million in additional annual gross savings starting in the first half of 2023. The savings are expected to come from reduction in force as well as professional services and other related costs. We have recorded restructuring costs of $4.4 million in 2022 related to these actions. The majority of the identified gross expense savings will be reinvested in the business to support business growth and market expansion activities.

Impact of the Current Macroeconomic Environment on our Results

The COVID-19 pandemic impacted our business operations, results of operations and cash flows during 2022, particularly in China, and it is expected that this associated uncertainty will continue throughout the first quarter of 2023. We continue to maintain a global focus on the controllable aspects of our business while navigating a challenging operating environment that we believe will include COVID-19 restrictions and lockdowns in certain countries, risk of COVID-related absenteeism in our production facilities, significant supply chain delays and disruptions, and increased inflationary pressures. Our priority during the COVID-19 pandemic has been, and continues to be, to protect the well-being and safety of our employees.

In 2022, the foodservice channel in China was negatively impacted as a result of the closure of certain store locations by our foodservice customers due to imposed lockdowns and other restrictions and we expect that it will continue to slow our planned expansion into the retail channel in China. Furthermore, we expect cost inflation to continue to have a negative impact on our results of operations for the remainder of 2023, however we expect the inflationary pressure to be offset by improved utilization of our facilities and other supply chain network improvement activities. The current macroeconomic environment has, and may continue to, negatively impact our supply chain and operations, including our capacity expansion projects in Dallas-Fort Worth, Texas, Peterborough, the United Kingdom and Asia III, China, as a result of distribution and other logistical issues; longer lead times for equipment; continued supply chain disruptions, including with respect to raw materials, resulting in higher inflationary pressure; and impact to our facility operations or those of our suppliers, co-manufacturers or co-packers due to COVID-19.

In addition to overall cost inflation, the Russian invasion of Ukraine in February 2022 has caused a negative impact on the global economy, driving further increases to, among other things, the cost of transportation, energy and materials. Higher transportation costs are a result of increased fuel prices, a short supply of truck drivers worldwide and increased freight costs, making it more expensive for us and our partners to deliver products to our customers. We do not directly procure goods or services from Russia or Ukraine. However, these two countries are large exporters of farm produce and fertilizer. This has indirectly impacted the supply and pricing of certain ingredients for our products. We also have experienced an impact on supply chains due to the ongoing war and, for example, have removed rail transport to Asia through Russia. Further sanctions, bans or other economic actions in response to the ongoing conflict in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to our supply chain, and a lack of consumer confidence resulting in reduced demand. While the extent of such items is not presently known, any of them could negatively impact our business, results of operations, and financial condition.

Sustainability at Oatly

Sustainability as our core value

Our focus on sustainability is a mindset that permeates across our company and helps us navigate business decisions. We have worked with and continue to work with farmers, suppliers, scientists and other partners across our supply chain to develop our products in a way that we believe is beneficial to our customers and the world around us, and we look to set goals and take actions that help us to deliver on these aims.

Our sustainability pillars and ambitions

Our sustainability ambitions and goals form a key part of our business strategy and operations. This work is led by leaders throughout our company, and managed by our Chief Sustainability Officer, whose role is to work with the Board and CEO to implement our sustainability strategy and to advise other leaders to integrate that strategy into their business strategies and actions. This work is focused around three pillars of action that guide our sustainability programs. These three pillars are as follows:

Drive a food system shift

We seek to play our part in making the global food system more sustainable, in line with the United Nations Sustainable Development Goals (UN SDGs) and the Paris Agreement on Climate Change. As a significant buyer of oats globally, we aim to source oats in a responsible manner and work with suppliers and farmers to drive sustainability improvements associated with this crop. We undertake a number of initiatives to advance our mission, such as partnering with farmers, mill owners and other supply chain stakeholders who look to carry out production practices with a high level of sustainability standards.

Set the example as a future company

We aim to provide benefits to our customers and other stakeholders by operating in a way that respects the planet, while creating a safe and inclusive workplace for our people. We are therefore advancing a number of initiatives, including developing further criteria for our factories in order to be sustainable, efficient, safe and inclusive, and investing in technological solutions that advance resource efficiency and renewable energy.

Empower a plant-based revolution

We believe that our company and our products can play a key role in the “plant-based revolution”, by advocating for and developing public policy positions in relation to the benefits of plant-based foods. For example, we seek to raise awareness of these benefits through labelling many of our products in Europe with climate footprint information and through empowering consumers to make more sustainable food choices by calling for such labelling to become more commonplace. We are also working to expand climate footprint labeling for some of our products in the U.S. and Asia.

Our reporting of our sustainability ambitions and objectives continues to evolve, as we work to increase the transparency of progress on such ambitions and objectives. We seek to demonstrate the alignment of our operations with certain UN SDGs and approach the structure of our reporting in a way that aligns with the metrics of the relevant standard of the International Sustainability Standards Board's SASB Standards, a globally recognized ESG-reporting framework. We continue to explore how to best align our reporting with other international standards, such as the Global Reporting Initiative.

Sustainability governance

Our sustainability program is developed and managed through considered interaction between our Chief Sustainability Officer, other department heads, our Global President and CEO and overseen by our Board of Directors. Our Chief Sustainability Officer develops our sustainability programs, practices and goals in conjunction with our Global President and CEO and other business leaders, and these form the basis of our approach to sustainability at our company. These programs, practices and goals are overseen and monitored by the Nominating and Corporate Governance Committee of our Board of Directors, which is in turn required to report to the wider Board on matters of sustainability and corporate responsibility performance.

Our 2022 sustainability highlights

We are proud of our sustainability-related achievements and developments throughout 2022, and we are learning from sustainability-related challenges and opportunities as we continue to grow. One highlight is that we sourced renewable electricity for our Singapore and Ma'anshan factories for the first time in 2022 and have continued to source renewable electricity at our factories in Ogden, Millville, Vlissingen and Landskrona. While it is not currently feasible to meet all energy needs at all of our sites and production partner sites with renewable sources, we continue to aspire to 100% renewable energy solutions for all of our production operations. In addition in 2022, Oatly, in partnership with Einride, converted some distribution routes associated with our Ogden factory in the U.S. from diesel trucks to an electric truck fleet, to transport finished products to warehouse and oat fiber residue by product to a recovery facility.

In 2022, we also continued to advance and expand initiatives aimed at shifting the food system, including expanding our partnerships with farmers in the American Midwest and Europe. These partnerships encourage farmers to introduce oats into their crop rotation, a process that provides social and environmental benefits both with respect to climate change and economic opportunities for farmers. We continue to collect data with respect to the impacts on greenhouse gas emissions and soil health of sustainable agricultural practices in oat production, and we are using our findings to engage an increasing number of suppliers in North America and Europe.

During 2022, we also commissioned a third-party to conduct a Life Cycle Assessment (2022 LCA) to compare the environmental performance of our ambient Oatly Barista to comparable cow’s milk in six of our largest markets: Germany, Finland, the Netherlands, Sweden, the UK and the U.S. The LCA was conducted according to the iterative, multi-step methodology proposed in ISO 14040 and 14044 LCA methodological standards (ISO 14040, 2006; ISO 14044, 2006), which included an external review. (Blonk Consultants (2022), LCA of Oatly Barista, and comparison with cow's milk. Gouda, the Netherlands.)

We continue to work toward providing a safe and equitable environment for personal growth for our employees. In 2022, Oatly introduced a Diversity, Equity, and Inclusion (DEI) department in North America with the mission to create and maintain equity and seek to build relationships that enable people of diverse backgrounds to thrive. Oatly also developed a North America DEI Strategy and introduced a DEI Learning Series as part of the North America staff orientation process.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three geographic regions: EMEA, the Americas and Asia. Our customers include retailers, e-commerce channels, coffee shops and other specialty providers within the foodservice industry.

EMEA has been our largest revenue-producing region to date, followed by the Americas and Asia. Currently, our primary markets in EMEA are the United Kingdom, Germany and Sweden. In the Americas, substantially all of our revenue to date can be attributed to the United States, and in Asia, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers. For the twelve months ended December 31, 2022, on a consolidated level, oatmilk accounted for over 89% of our revenue.

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
Expand our presence across channels.
o
Grow within food retail channels by increasing our distribution points with existing and new customers, capturing greater shelf space and continuing to drive velocity increases.
o
Expand footprint across the foodservice channel, including independent coffee shops and branded foodservice chains such as Starbucks, as we believe this will help encourage trial, drive consumer awareness of our brand and create strong pull into the food retail and e- commerce channels.
•
Scale our e-commerce capabilities by strategically partnering with leading third-party platforms and leveraging our own direct-to- consumer Oatly.com e-commerce platform to market our products and increase our reach.

•
Extend our product offering through new product development within existing and new product categories to capture the market-specific consumer needs in each of the regions in which we operate.
•
Enter new international markets through our proven foodservice-led strategy.
•
Optimize global production capacity to meet consumer demand.

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

Gross profit and margin

Gross profit consists of our net revenue less costs of goods sold. To date, we have scaled our production capacity significantly. This has resulted in us taking a more balanced approach to growth over profitability in the current macroeconomic environment which is characterized, for example, by higher inflation in the United States and Europe with central banks increasing interest rates, Russia’s war in Ukraine and its impact on consumers in EMEA with higher electricity costs and also coming from a period of COVID-19 restrictions with significant impact on supply chain across the globe and in general continued COVID-19 restrictions in China. As we continue to scale our existing production capacity, our gross profit margin is expected to improve driven by our focus on manufacturing operational performance and by leveraging the cost of our fixed production and staff costs, including streamlining our co-packing network, a higher focus on procurement efficiencies through scale of purchasing and diversification of suppliers. We also expect to benefit from the localization of production capacity closer to our customers and consumers, optimizing our logistics and warehousing network. The ramp-up period of our new facilities has been extended beyond our original plans impacted by events such as COVID-19 restrictions, market shut-downs, and operational challenges.

Inflation has increased significantly over the past year and we have implemented pricing actions during 2022 both in EMEA and Americas to partially offset these headwinds. Further pricing actions might be undertaken if deemed necessary to offset cost of goods sold inflation, but there is no assurance we will be able to offset all inflationary pressure impacting our business operations.

Operating expenses

Research and development expenses consist primarily of personnel related expenses for our staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products. We expect these expenses to increase in absolute dollars but to decrease as a percentage of revenue.

Selling, general and administrative expenses include primarily personnel related expenses for our staff, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e. outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. We will also continue to incur increased administrative and compliance costs as a result of being a public company. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions. We expect selling, general and administrative expenses to increase in absolute dollars but to decrease as a percentage of revenue over time.

Other operating (expenses) and income, net consists primarily of impairment charges related to assets held for sale and net foreign exchange gains (losses) on operating related activities.

Other

Finance income and (expenses), net primarily consists of interest expense related to loans from credit institutions, interest expense on lease liabilities and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax benefit/(expense) represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Year Ended December 31,
	2022		2021
	(in thousands)	% of revenue	(in thousands)	% of revenue
Revenue	722,238	100.0%	643,190	100.0%
Cost of goods sold	(642,211)	(88.9)%	(488,177)	(75.9)%
Gross profit	80,027	11.1%	155,013	24.1%
Research and development expenses	(22,262)	(3.1)%	(16,771)	(2.6)%
Selling, general and administrative expenses	(412,799)	(57.2)%	(353,929)	(55.0)%
Other operating (expenses) and income, net	(40,951)	(5.7)%	1,944	0.3%
Operating loss	(395,985)	(54.8)%	(213,743)	(33.2)%
Finance income and (expenses), net	(1,409)	(0.2)%	(1,305)	(0.2)%
Loss before tax	(397,394)	(55.0)%	(215,048)	(33.4)%
Income tax benefit/(expense)	4,827	0.7%	2,655	0.4%
Loss for the year, attributable to shareholders of the parent	(392,567)	(54.4)%	(212,393)	(33.0)%

For the years ended December 31, 2022 and 2021

Revenue

Revenue increased by $79.0 million, or 12.3%, to $722.2 million for the year ended December 31, 2022, net of sales discounts, rebates and trade promotions, from $643.2 million for the year ended December 31, 2021, which was primarily driven by continued volume growth for the Company's products and also a result of implemented price increases in EMEA and the Americas. Excluding a foreign currency exchange headwind of $50.0 million, revenue for the twelve months ended December 31, 2022 would have been $772.2 million, or an increase of 20.1%, using constant exchange rates (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis). Sold finished goods volume for the twelve months ended December 31, 2022 amounted to 502 million liters compared to 421 million liters for the prior year period, an increase of 19.2%. The produced finished goods volume for the twelve months ended December 31, 2022 amounted to 518 million liters compared to 470 million liters for the same period last year, an increase of 10.2%.

The Company continued to experience sold volume growth across the retail and foodservice channels of 13.5% and 25.9%, respectively, for the twelve months ended December 31, 2022. We also experienced strong growth in e-commerce sales in China despite ongoing COVID-19 restrictions. In the twelve months ended December 31, 2022 and 2021, the retail channel accounted for 58.4% and 60.3% of our revenue, respectively, the foodservice channel accounted for 36.0% and 34.7% of our revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 5.6% and 5.0% of our revenue, respectively.

EMEA, the Americas and Asia accounted for 47.8%, 31.0% and 21.2% of our total revenue in the twelve months ended December 31, 2022, respectively, as compared to 52.3%, 28.0% and 19.7% of our total revenue in the twelve months ended December 31, 2021, respectively. In constant currency, EMEA, the Americas and Asia accounted for 50.3%, 29.0%, and 20.7% of our total revenue in the twelve months ended December 31, 2022, respectively.

This revenue growth was negatively impacted by several factors during the twelve months ended December 31, 2022, including slower production capacity scale up in Asia and Americas partially due to COVID-19 related factors, the complex macro environment in EMEA and the U.S., as well as lower than expected sales in Asia, primarily in China, as a result of foodservice location closures due to the spread of COVID-19 variants. The ramp-up of our production facilities has been impacted by disruption of global supply chain flows and travel restrictions during the twelve months ended December 31, 2022, specifically impacting Asia and Americas expansion, causing longer lead time of production equipment and spare parts and a difficulty of moving critical staff needed to the facilities during the construction and ramp-up phase as well as labor absenteeism as a result of the spread of COVID-19 variants. Furthermore, suppliers experienced longer lead times for equipment and, during the first quarter of 2022, the trucker protests in Canada and difficult weather conditions in North America impacted the timing of rail transportation of oat supply to our U.S. manufacturing locations.

In order to support the growth of the business, our employee headcount has increased compared to the prior year, growing from 1,615 employees as of December 31, 2021, to 2,009 employees as of December 31, 2022. The number of consultants also increased from 310 consultants as of December 31, 2021 to 402 consultants as of December 31, 2022. However, as discussed above, we took strategic actions during the fourth quarter of 2022 to simplify our organizational structure, including the YYF Transaction and reduction in force.

Cost of goods sold

Cost of goods sold increased by $154.0 million, or 31.6%, to $642.2 million for the year ended December 31, 2022 from $488.2 million for the year ended December 31, 2021. This increase was primarily the result of higher revenue across our three segments, but was also impacted by the turbulent macro environment triggering broad-based inflation, impacting raw materials, packaging, electricity costs in EMEA, freight and warehousing costs, higher cost of manufacturing during the ramp up phase of our new facilities or under-utilization of our facilities, higher inventory write-offs and provisions, and co-packer volume penalties offset by positive impact from foreign exchange rates.

Going into 2023, we continue to expect inflationary pressure to impact our cost of goods sold although at a lower level than in 2022 assuming no further escalation of the war in Ukraine.

Gross profit and margin

Gross profit decreased by $75.0 million, or 48.4%, to $80.0 million for the year ended December 31, 2022, from $155.0 million for the year ended December 31, 2021. Gross margin decreased by 13.0%, to 11.1% for the year ended December 31, 2022 from 24.1% for the year ended December 31, 2021. The decline in gross profit margin in 2022 is a consequence of the complex macro environment noted above resulting in various charges, but also impacted our ability to scale new facilities. The decline in margin is primarily due to:

•
4.5% related to higher inflation impacting cost of production, offset by price increases in EMEA and Americas during the year increasing margin by 2.1%,
•
4.5% driven by continued COVID-19 market shut-downs in primarily mainland China resulting in delayed ramp-up of our new facilities triggering under-absorption of fixed costs, but also higher levels of sales promotions to sell inventory in stock, inventory provisions and co-packer accruals,
•
2.6% due to production ramp-up challenges at our Ogden facility resulting primarily in under absorption of fixed costs,
•
2.3% margin decline as a consequence of the complex macro environment in Europe driving higher inventory provision and scrap expenses as well as co-packer volume adjustment charges, and

•
Other items net of 1.2%.

Operating expenses

Research and development expenses increased by $5.5 million, or 32.7%, to $22.3 million for the year ended December 31, 2022, from $16.8 million for the year ended December 31, 2021, and as a percentage of revenues, 3.1% and 2.6%, respectively. This increase was primarily due to an increase of $3.4 million in employee related expenses, which includes $0.7 million in increased costs for the 2021 Incentive Award Plan ("2021 Plan"), due to higher headcount driven by our investments in our innovation capabilities. The increase was also attributable to an increase of $1.9 million in costs mainly related to trial runs, offset by a decrease of $0.5 million related to external consultants and other professional fees.

Selling, general and administrative expenses increased by $58.9 million, or 16.6%, to $412.8 million for the year ended December 31, 2022, from $353.9 million for the year ended December 31, 2021, and as a percentage of revenues 57.2% and 55.0%, respectively. The increase was primarily due to an increase of $42.2 million in employee related expenses as a result of increased headcount. Employee related expenses also included $9.9 million in increased costs for the 2021 Plan and $4.4 million in severance related charges as a result of our strategic action to simplify our organizational structure. Customer distribution costs also increased by $11.9 million, mainly as a consequence of higher revenue, but also increased as a percentage of revenue from 7.7% to 8.5%, due to a number of factors including higher freight rates and mix of sales. The Company further incurred an increase of $12.7 million in other selling costs and third-party consultancy fees and $3.0 million in branding and marketing expenses. The increase was offset by a decrease of $14.6 million in costs relating to external consultants, contractors, and other professional fees, net of $9.3 million in one-off costs incurred during the first half of 2021 related to our initial public offering. The increase was further offset by $5.1 million from the depositary relating to the administration of the ADR program.

Other operating (expenses) and income, net decreased by $42.9 million to an expense of $41.0 million for the year ended December 31, 2022, from income of $1.9 million for the year ended December 31, 2021. The increase in other operating expenses was primarily due to the impact of the YYF Transaction on December 30, 2022, which resulted in an asset impairment charge and other costs of $39.6 million. Refer to Note 34 Non-current assets held for sale to our consolidated financial statements included elsewhere in this Annual Report for more detail of the transaction and the impairment charge.

Finance income and (expenses), net increased by $0.1 million, or 8.0%, to an expense of $1.4 million for the year ended December 31, 2022, from an expense of $1.3 million for the year ended December 31, 2021. This increase in finance expenses was primarily due to no capitalized borrowing costs in 2022 compared to $3.9 million in 2021, increased lease interest expenses of $3.1 million relating to our new leasing arrangements for production facilities and production equipment, and fair value changes in short-term investments of $1.6 million. This increase was offset by a decrease of $5.3 million in interest expenses relating to the shareholder loans which were completely settled during 2021, a decrease of $2.8 million in interest expenses relating to loans from credit institutions, and the impact of net foreign exchange gains of $0.5 million which are mainly related to the revaluation of external and intercompany financing arrangements.

Income tax benefit increased by $2.2 million, or 81.8%, to $4.8 million for the year ended December 31, 2022 from $2.7 million for the year ended December 31, 2021. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions. In the twelve months ended December 31, 2022, Oatly Group had a negative effective tax rate (“ETR”) of 1.2% based on a total pre-tax loss of $397.4 million. The main driver of the Group’s ETR is unrecognized tax losses in Sweden and certain other jurisdictions.

Seasonality

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our historical rapid growth, COVID consumption dynamics, and macroeconomic trends, including higher inflation. As our company continues to grow, including the relative size of our markets, we expect to see additional seasonality effects, especially within our food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in our Asia region compared to the remaining quarterly periods of the year.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA and Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and in our financial communications:

“EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, asset impairment charge and other costs related to assets held for sale, and IPO preparation and transaction costs.

“Constant Currency Revenue“ is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party.

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
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes asset impairment charge and other costs related to assets held for sale, although these are non-cash expenses, the assets being impaired may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect non-recurring expenses related to the IPO that reduce cash available to us; and
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

	Twelve months ended December 31,
(Unaudited)	2022	2021
(in thousands $)
Loss for the period attributable to shareholders of the parent	(392,567)	(212,393)
Income tax (benefit)/expense	(4,827)	(2,655)
Finance (income) and expenses, net	1,409	1,305
Depreciation and amortization expense	48,600	27,222
EBITDA	(347,385)	(186,521)
Share-based compensation expense	35,466	23,632
Restructuring costs(1)	4,415	—
Product recall expenses(2)	—	1,654
Asset impairment and other costs related to assets held for sale(3)	39,581	4,970
IPO preparation and transaction costs	—	9,288
Adjusted EBITDA	(267,923)	(146,977)

(1)
Relates to accrued severance payments as the Company reviews its organizational structure. See the Company's Form 6-K filed on November 14, 2022.
(2)
Relates to recall of products in Sweden as previously communicated on November 17, 2021. See the Company’s Form 6-K filed on November 17, 2021.
(3)
The 2022 asset impairment charge relates to the YYF Transaction. See Note 34 Non-current assets held for sale in our consolidated financial statements included elsewhere in this Annual Report. The 2021 asset impairment charge related to production equipment at our Landskrona production facility in Sweden for which we have no alternative use.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business.

The table below reconciles revenue as reported to revenue on a constant currency basis by segment for the twelve months ended December 31, 2022.

	Twelve Months Ended December 31,		$ Change			% Change
Revenue (in thousands of U.S. dollars)	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
EMEA	345,509	336,452	345,509	43,166	388,675	2.7%	15.5%	13.7%	1.8%
Americas	223,880	179,830	223,880	—	223,880	24.5%	24.5%	23.2%	1.3%
Asia	152,849	126,908	152,849	6,811	159,660	20.4%	25.8%	31.9%	-6.1%
Total revenue	722,238	643,190	722,238	49,977	772,215	12.3%	20.1%	19.1%	1.0%

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

	Year Ended December 31, 2022
	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
	(in thousands $)
Revenue
Revenue from external customers	345,509	223,880	152,849	—	—	722,238
Intersegment revenue	34,940	820	3,659	—	(39,419)	—
Total segment revenue	380,449	224,700	156,508	—	(39,419)	722,238
Adjusted EBITDA	(10,298)	(62,837)	(75,183)	(119,605)	—	(267,923)
Share-based compensation expense	(4,314)	(4,485)	(6,973)	(19,694)	—	(35,466)
Restructuring costs(1)	(918)	(797)	(309)	(2,391)	—	(4,415)
Asset impairment charge and other costs related to assets held for sale(2)	—	(39,581)	—	—	—	(39,581)
EBITDA	(15,530)	(107,700)	(82,465)	(141,690)	—	(347,385)
Finance income	—	—	—	—	—	15,256
Finance expenses	—	—	—	—	—	(16,665)
Depreciation and amortization	—	—	—	—	—	(48,600)
Loss before tax	—	—	—	—	—	(397,394)

	Year Ended December 31, 2021
	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
	(in thousands $)
Revenue
Revenue from external customers	336,452	179,830	126,908	—	—	643,190
Intersegment revenue	89,460	908	—	—	(90,368)	—
Total segment revenue	425,912	180,738	126,908	—	(90,368)	643,190
Adjusted EBITDA	21,959	(44,560)	(16,480)	(107,896)	—	(146,977)
Share-based compensation expense	(3,780)	(2,963)	(4,192)	(12,697)	—	(23,632)
Product recall expenses(3)	(1,654)	—	—	—	—	(1,654)
Asset impairment charge(4)	(4,970)	—	—	—	—	(4,970)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	11,555	(47,523)	(20,672)	(129,881)	—	(186,521)
Finance income	—	—	—	—	—	14,435
Finance expenses	—	—	—	—	—	(15,740)
Depreciation and amortization	—	—	—	—	—	(27,222)
Loss before tax	—	—	—	—	—	(215,048)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2022 refer to intersegment revenue for sales of products from EMEA to Americas and Asia, from Americas to Asia and from Asia to EMEA. Eliminations in 2021 refer to intersegment revenue for sales of products from EMEA to Americas and Asia, and from Americas to Asia.

(1)
Relates to accrued severance payments as the Company reviews its organizational structure to adjust the fixed cost base globally.
(2)
The 2022 asset impairment charge relates to the Ya YA transaction. See Note 34 Non-current assets held for sale in the consolidated financial statements included elsewhere in this Annual Report.
(3)
Relates to recall of products in Sweden as previously communicated on November 17, 2021. See the Company’s Form 6-K filed on November 17, 2021.
(4)
The 2021 asset impairment charge related to production equipment at our Landskrona production facility in Sweden for which we have no alternative use. Of the $5.0 million, $4.3 million relates to property, plant and equipment and $0.7 million relates to leases.

B. Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity securities and from borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, to invest in our organizational capabilities to support our growth and for general corporate purposes. We are using this combination of financing to fund our continued expansion. We expect our net capital expenditures for 2023 to be in the range of $180 million to $200 million, related primarily to investments in our production facilities. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. Any delays in our expected increase in production capacity, including as a result of the COVID-19 pandemic and other macroeconomic factors, could delay future capital expenditures. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months. See the Risk Factor entitled ”A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations” under Part I, Item 3D of this Annual Report on 20-F, and Note 35 Events after the end of the reporting period of the consolidated financial statements included elsewhere in this Annual Report.

Our primary sources of liquidity are cash and cash equivalents on hand and availability under our credit facilities. As of December 31, 2022, we had cash and cash equivalents of $82.6 million. Our cash and cash equivalents consist of cash in bank accounts and short-term deposits. Short-term deposits are time deposits and structured deposits.

In addition to the above, we had access to $315.6 million in undrawn bank facilities as of December 31, 2022.

We undertook a significant refinancing of our principal credit facilities in April 2023. Following this refinancing, we have in place a senior secured credit revolving facility with commitments of SEK 2,100 million (equivalent of $201 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $47.9 million), and a term loan facility of $130 million and intercreditor arrangements as set forth below. Furthermore, the proceeds from our Convertible Notes offering (as further described below) totaled $291 million. We believe our current cash, cash equivalents and short-term investments, together with the additional available debt commitments described below, are sufficient to fund our current business plan.

Sustainable Revolving Credit Facility and Term Loan B Facility

On April 18, 2023, our existing Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $201.0 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $47.9 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the Term Loan B Credit Agreement (as defined below), including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement rank pari passu with, and share in the same security and guarantees from, material companies in the group as, the EIF Facility (as defined below) and the Term Loan B Credit Agreement (as defined below) by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into a Term Loan B Credit Agreement (the “Term Loan B Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million. The term of the Term Loan B Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR plus 7.5% or Base Rate plus 6.5%. Under the Term Loan B Credit Agreement, we are subject to ongoing covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The Term Loan B Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the Term Loan B Credit Agreement ranks pari passu with, and shares in the same security and guarantees from material companies in the group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into an Intercreditor Agreement (the “Intercreditor Agreement”) with, amongst others J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain Convertible Senior PIK Notes. The Intercreditor Agreement includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups.

Convertible Notes

On March 23, 2023 and April 18, 2023, we issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028. The Convertible Notes (as defined below) were issued in two tranches that have substantially identical economic terms. Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Convertible Notes (the “Swedish Notes”) and other institutional investors purchased $99.9 million aggregate principal amount of the Convertible Notes (the “U.S. Notes” and, together with the Swedish Notes, the “Convertible Notes”). The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 24, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2024 and March 23, 2025, respectively, is below a specified price. The Company may require conversion of the U.S. Notes and the Swedish Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of their conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes and the Swedish Notes, respectively. The Convertible Notes benefit from the same covenants as are contained in the Term Loan B Credit Agreement.

Other Credit Facilities

In October 2019, we entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million (equivalent of $8.0 million) with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%. On October 6, 2022, the termination date of the EIF Facility was extended to October 11, 2025 and the amortization schedule thereunder revised, with amortizations in an amount of €0.3 million to be made on a quarterly basis starting on January 11, 2023. The loan facility and interest margin remain unchanged. As of December 31, 2022, we had €3.8 million (equivalent of $4.0 million) outstanding under the EIF Facility.

On November 10, 2022, the Group's indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $21.6 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the "CMB Credit Facility"). Individual utilizations under the CMB Credit Facility are subject to the lender's approval. The CMB Credit Facility is available for one year, is unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., and distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of December 31, 2022, there were no outstanding borrowings under the CMB Credit Facility.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Year Ended December 31,
	2022	2021
	(in thousands)
Net cash flows used in operating activities	$(268,946)	$(213,832)
Net cash flows from/(used in) investing activities	$34,794	$(544,328)
Net cash flows from financing activities	$35,919	$955,797

Net cash used in operating activities

Net cash used in operating activities increased by $55.1 million, or 25.8%, to $268.9 million for the year ended December 31, 2022 from $213.8 million for the year ended December 31, 2021, which was primarily driven by a loss from operations. For more detail, see "Results of Operations" section above.

Net cash from/(used in) investing activities

Net cash from investing activities increased by $579.1 million, or 106.4%, to cash from investing activities of $34.8 million for the year ended December 31, 2022 from net cash used in investing activities of $544.3 million for the year ended December 31, 2021. The inflow was primarily driven by proceeds from short-term investments of $241.0 million, offset by investments in our production capacity to meet the demand for our products of $201.7 million. The prior year period included an investment in production capacity of $273.8 million and short-term investments amounting to $385.2 million less proceeds of short-term investments of $117.9 million.

Net cash from financing activities

Net cash from financing activities decreased by $919.9 million, or 96.2%, to $35.9 million for the year ended December 31, 2022 from $955.8 million for the year ended December 31, 2021, which was primarily driven by the net proceeds of $1,037.3 million from our initial public offering. For more detail on financing activities, see “Sustainable Revolving Credit Facility and Term Loan B Facility” and “Other Credit Facilities” sections above.

Contractual Obligations and Commitments

For information regarding our contractual commitments and contingencies, see Note 33 Commitments and contingencies to our consolidated financial statements, included elsewhere in this Annual Report.

C. Research and Development, Patents and Licenses, etc.

For a description of the Company’s research and development policies, see Item 4.B. “Business Overview” and discussions elsewhere in this Item 5. “Operating and Financial Review and Prospects.”

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

See Note 4 Significant accounting judgments, estimates and assessments to our consolidated financial statements, included elsewhere in this Annual Report, for a summary of our significant accounting policies, estimates and judgments.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Toni Petersson	55	Chief Executive Officer, Board Member
Christian Hanke	54	Chief Financial Officer
Jean-Christophe Flatin	54	Global President
Daniel Ordonez	54	Chief Operating Officer
Board Members
Steven Chu	75	Board Member
Ann Chung	41	Board Member
Bernard Hours	66	Board Member
Lillis Härd	52	Board Member
Hannah Jones	55	Board Member
Mattias Klintemar	55	Board Member
Eric Melloul	54	Board Member
Frances Rathke	62	Board Member
Yawen Wu	40	Board Member
Tim Zhang	59	Board Member
Calvin Tuen-Muk Lai Shu	49	Board Member

Unless otherwise indicated, the current business addresses for our executive officers and the members of our Board of Directors is c/o Oatly Group AB, Ångfärjekajen 8 211 19 Malmö, Sweden.

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

Jean-Christophe Flatin has served as our Global President since June 2022. Prior to joining the Company, Mr. Flatin had over 30 years of experience at Mars, Incorporated which included serving as Global CEO and President of the Royal Canin cat and dog food business from 2007 to 2014 and as President of the Global Chocolate division from 2014 to 2017. Most recently, he served as President of Innovation, Science, Technology, and Mars Edge from 2018 to early 2022. Mr. Flatin holds a Master degree in Management from ESCP Europe.

Daniel Ordoñez has served as our Chief Operating Officer since June 2022. Prior to joining the Company, Mr. Ordoñez had over 30 years of experience in consumer packaged goods, primarily at Danone and Unilever where he served in the following markets: Argentina, the United Kingdom, Brazil, Spain, Mexico, Uruguay and France. Most recently, at Danone, Mr. Ordonez served as President of Danone Iberia from 2021 to early 2022, as SVP Chief Growth Officer of its Dairy and Plant-Based division from 2017 to 2021 and as SVP Chief Growth Officer, Waters Danone from 2015 to 2017. Mr. Ordoñez holds a degree in Economics and Public Accounting from the University of Buenos Aires.

Board Members

The following is a brief summary of the business experience of our board members.

Steven Chu has served as a member of our Board of Directors since May 2021. Mr. Chu has been a professor at Stanford University since 2013. He previously served as the Secretary of Energy at the U.S. Department of Energy from 2009 to 2013. Mr. Chu currently serves on the boards of directors of Zymergen Inc. and several private companies. He served on the Board of Directors of Nvidia Corporation from 2004 to 2009, the Okinawa Institute of Science and Technology from 2004 to 2009, the Hewlett Foundation from 2003 to 2009 and the University of Rochester from 1999 to 2009. He was director of the Lawrence Berkeley National Laboratory from 2004 to 2009. Previously, he was a professor of Physics and professor of Applied Physics at Stanford and worked at AT&T Bell Laboratories. Mr. Chu holds a Bachelor of Science in Physics and a Bachelor of Arts in Mathematics from the University of Rochester. He also holds a Ph.D. in Physics and did a postdoctoral fellowship at the University of California, Berkeley. Mr. Chu was awarded the Nobel Prize in Physics in 1997. He has been a Member of the National Academy of Sciences since 1993 and is a member or foreign member of nine other academies. He has won numerous other awards, including 35 honorary university degrees.

Ann Chung has served as a member of our Board of Directors since July 2020. Ms. Chung has served as a Senior Managing Director of The Blackstone Group since January 2020. She has served on the Board of Directors of Supergoop LLC since 2021 and of Spanx LLC since 2021. She previously served as a Principal at Fremont Private Holdings from 2018 to 2019 and as a Principal at J.H. Whitney Capital Partners from 2013 to 2018. Ms. Chung served on the Board of Directors of Walker Edison Holding Company LLC from 2021 to 2022, CJ Foods, Inc. from 2014 to 2020, Confluence Outdoors LLC from 2014 to 2018 and Accupac, Inc. from 2017 to 2018. Ms. Chung holds a Masters of Business Administration in Entrepreneurial Management from the University of Pennsylvania and a Bachelor’s of Science in Commerce from the University of Virginia.

Bernard Hours has served as a member of our Board of Directors since March 2019. Mr. Hours has served as the President of Andros España and Chef Sam in Spain since January 2017. Mr. Hours also currently serves as the President of Medved Limited, a position he has held since December 2014. Prior to these roles, Mr. Hours served as the Chief Operating Officer of Danone S.A. from 2008 to 2014. Mr. Hours currently serves on the Board of Directors of Verlinvest since 2015. Previously, he served on Board of Directors of Essilor International from 2009 to 2019. Mr. Hours holds a degree in Business from HEC Paris.

Lillis Härd has served as a member of our Board of Directors since February 2023. Mr. Härd has been an employee of our company since 2019 and currently serves as the employee representative on our Board of Directors in accordance with Swedish law.

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

Mattias Klintemar has served as a member of our Board of Directors since November 2016. Mr. Klintemar has served as the Investment Director of Ostersjostiftelsen, or the Foundation for Eastern and European Studies, since May 2012. From 2010 to 2013, Mr. Klintemar served as the Chief Executive Officer of Morphic Technologies,

and he served as the CFO of Hexaformer from 2006 to 2009 and between 1997 to 2005 he worked for the Nordic investment bank ABG Sundal Collier. Before that he served as Treasury and Financial controller for HSBC and before that as a senior auditor at Arthur Andersen. Mr. Klintemar has served as a member of the Board of Directors of Palette Life Sciences since 2018 and Moberg Pharma from 2018 to 2019, including serving on its remuneration committee and audit committee. He also serves on the board for Biosergen and Oncozenge since 2021. Mr. Klintemar has been a licensed Financial Advisor in Sweden since 2002. Mr. Klintemar holds a Bachelor’s degree in Accounting and Finance from Karlstad University.

Eric Melloul has served as a member of our Board of Directors since November 2016. Mr. Melloul has served as a Managing Director for Verlinvest since August 2008. Prior to Verlinvest, Mr. Melloul served as Global Marketing VP and China Commercial Head for Anheuser-Busch InBev from 2003 to 2008 and as an Associate Partner at McKinsey & Company from 1999 to 2003. Mr. Melloul currently serves on the Board of Directors for Vita Coco (All Market Inc.) since 2010 including serving on its remuneration committee since 2021, Hint Inc. since 2011 and Mutti S.p.A. since 2016. Mr. Melloul holds a MPA from the Kennedy School at Harvard University and a Post Graduate Diploma from the London School of Economics and Political Science.

Frances Rathke has served as a member of our Board of Directors since May 2021. Ms. Rathke served as the CFO and Treasurer of Keurig Green Mountain, Inc. from 2003 to 2015, as well as the Strategic Advisor to the CEO in 2015, and she served as the CFO and Secretary from 1990 to 2000 and the Corporate Controller from 1989 to 1990 of Ben & Jerry’s Homemade, Inc. Ms. Rathke currently serves on the Board of Directors of Planet Fitness, Inc. since 2016, including serving on its audit committee (since 2016) and compensation committee (from 2016 to 2021). She also currently serves on the Board of Directors of several private companies, including Green Mountain Power Corporation, Northern New England Energy Corporation, John Hancock Investment Management, Flynn Center for Performing Arts and Citizen Cider Holding, Inc. Ms. Rathke holds a Bachelor’s of Science in Accounting and Business Administration from the University of Vermont and previously was a certified public accountant.

Yawen Wu has served as a member of our Board of Directors since January 2021. Ms. Wu joined China Resources in April 2012 as a Business Director of the Strategy Management Department of China Resources (Holdings) Company Limited, and Ms. Wu also serves as the Chief Executive Officer of China Resources Verlinvest Health Investment Limited. Ms. Wu currently is the General Manager of the Asset Management Department of China Resources Enterprise, Limited. Ms. Wu currently serves on the Board of Directors of Comvita Limited since 2021 and several private companies.

Tim Zhang has served as a member of our Board of Directors since April 2021. Mr. Zhang served as the Chief Investment Officer of China Resources Capital Management Limited since 2018. Prior to that, he served as a Managing Director of Mount Flag, LLC from 2015 to 2018, the Chief Operating Officer of China Merchants Capital Limited from 2012 to 2014 and a Managing Director at JPMorgan Securities (Asian Pacific) Limited from 2007 to 2011. Mr. Zhang served on the Board of Directors, including as a member of the Nomination and Compensation Committees, of HC Group Inc. since 2011, and Mr. Zhang also serves on the Board of Directors for several private companies, including Genesis Care Pty Ltd., Asia Food Growth Advisors Limited and CR Life Sciences Group Limited. Mr. Zhang also served on the Board of Directors for the U.S.-China Green Energy Council, a non-profit organization, since 2017.

Calvin Tuen-Muk Lai Shu has served as a member of our Board of Directors since November 2022. Mr. Tuen-Muk, has served as the Chief Financial Officer of China Resources Enterprise, Limited since July 2022. Mr. Tuen-Muk joined China Resources Group in 2009, where he served as the Deputy General Manager in the Finance Department of China Resources Group from August 2015 until July 2022. Mr. Tuen-Muk previously served on the board of directors of China Resources Beer (Holdings) Company Limited from July 2019 to November 2021. He currently serves on the Board of Directors for several private companies. He has also worked in commercial banks as well as Chinese and multinational corporations, and has over 20 years of experience in corporate finance and treasury management. Mr. Tuen-Muk obtained a Bachelor’s degree in Finance from the University of Hong Kong in 1997 and a Master’s degree in Finance from the City University of Hong Kong in 2004. He is also a Chartered Financial Analyst.

Appointment Rights

Pursuant to our articles of association and nominating and corporate governance committee charter, certain of our shareholders have rights to appoint members of our Board of Directors. Pursuant to our articles of association, so long as Verlinvest S.A. ("Verlinvest") and China Resources (Holdings) Company Limited ("CR Holdings"), directly or indirectly, hold at least 5%, 10% or 15% of the total number of our outstanding ordinary shares, respectively, then each of Verlinvest and China Resources has the right to appoint one, two or three board members, respectively, subject to Swedish law. Pursuant to our nominating and corporate governance committee charter, provided that Verlinvest or China Resources, directly or indirectly, owns more than 10% of our total outstanding ordinary shares, Verlinvest or China Resources shall appoint one director to the nominating and corporate governance committee, respectively. Further, pursuant to our nominating and corporate governance charter, provided that Verlinvest and China Resources, directly or indirectly, own more than 15% of our outstanding ordinary shares, if the percentage of directors of the board appointed by each of Verlinvest or China Resources (or their respective designated persons), respectively, is less than their respective percentage ownership of our total outstanding ordinary shares (which disregards any increase in shareholding through purchases in the open market or through a private placement), one independent director shall be proposed by Verlinvest and China Resources through their respective nominating and corporate governance committee members, to the extent permitted under Swedish law. The calculation of the ownership percentages described in this paragraph shall exclude any unvested or unexercised equity incentive awards, which are not entitled to voting.

Our currently serving directors were nominated as follows:

•
Steven Chu, Calvin Tuen-Muk Lai Shu, Yawen Wu and Tim Zhang were nominated by China Resources;
•
Bernard Hours, Hannah Jones, Eric Melloul and Frances Rathke were nominated by Verlinvest; and
•
Ann Chung was nominated by BXG Redhawk S.à.r.l.

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for the year ended December 31, 2022, as well as the amount we contributed to retirement benefit plans for our executive officers and members of our board.

Executive Officer, Non-Executive Director and Key Management Compensation

The compensation for our key management personnel is comprised of the following elements: base salary, bonus, statutory and contractual health and welfare benefits and statutory and contractual pension contributions. During the year ended December 31, 2022, the aggregate compensation accrued or paid to our key management personnel as a group (14 individuals excluding our Chief Executive Officer and Board of Directors) was base pay of $5.8 million, variable pay of $0.4 million, pension costs of $0.4 million, and other remuneration of $0.4 million. We also recognized share-based compensation expense of $13.0 million for the year ended December 31, 2022, related to stock options granted in 2021 and 2022. The amount represents the expense recognized, which in accordance with IFRS 2, is based on the grant date fair value. Our non-executive directors and certain of our non-executive officers are paid board fees in connection with their service.

Our Chief Executive Officer and non-executive directors received the following compensation, accrued or paid, for the year ended December 31, 2022 (in USD):

	Year Ended December 31, 2022
USD	Base pay/Board fees	Variable remuneration(1)	Other remuneration(2)	Pension costs	Share-based compensation expense(3)	Total remuneration 2022
Chief Executive Officer and Director
Toni Petersson(4)	751,742	74,646	120,870	248,958	5,662,140	6,858,356
Non-Executive Directors
Frances Rathke	82,500	—	—	—	77,014	159,514
Steven Chu	82,500	—	—	—	77,014	159,514
Hannah Jones	70,000	—	—	—	77,014	147,014
Bernard Hours	60,000	—	—	—	77,014	137,014
Mattias Klintemar	92,500	—	—	—	—	92,500
Eric Melloul	70,000	—	—	—	—	70,000
Ann Chung	70,000	—	—	—	—	70,000
Yawen Wu	70,000	—	—	—	—	70,000
Tim Zhang	70,000	—	—	—	—	70,000
Tomakin Lai(5)	50,000	—	—	—	—	50,000
Calvin Tuen-Muk Lai Shu	10,000	—	—	—	—	10,000
Employee representatives
Lillis Härd	N/A	N/A	N/A	N/A	N/A	N/A
Total	1,479,242	74,646	120,870	248,958	5,970,196	7,893,912

(1)
Variable remuneration is related to bonus.
(2)
Other remuneration is comprised of car benefit, holiday allowance and health insurance.
(3)
Refers to stock options granted in 2021 and 2022 for Mr. Petersson and RSUs granted in 2022 for certain non-executive directors, where amounts indicated. Amounts represent the expense recognized, in accordance with IFRS 2, in the income statement, based on the grant date fair value.
(4)
Includes compensation for service as Chief Executive Officer; Mr. Petersson does not receive compensation for his service as a director.
(5)
Tomakin Lai resigned from the Board of Directors, effective November 2022.

Mr. Petersson was granted stock options to purchase 1,867,647 shares in May 2021 with an exercise price of $17.00 per share and stock options to purchase 1,687,500 shares in May 2022 with an exercise price of $3.56 per share. Mr. Hanke was granted stock options to purchase 147,059 shares in May 2021 with an exercise price of $17.00 per share and stock options to purchase 625,000 shares in May 2022 with an exercise price of $3.56 per share. One-third of Mr. Petersson’s and Mr. Hanke’s stock options vest annually on the first, second and third anniversary after each respective grant date, and the expiration date for each vested tranche of options is five years after the relevant vesting date.

Mr. Chu, Mr. Hours, Ms. Jones and Ms. Rathke each hold 10,800 RSUs, which were granted in May 2022. The RSUs granted to these non-executive directors vest in full on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service through the date of such Annual General Meeting.

For share-based compensation information for the year ended December 31, 2022 for our executive officers and non-executive directors, see "2021 Incentive Award Plan" below and "Note 8 - Share-based payments" in the Notes to the Consolidated Financial Statements contained elsewhere in this Annual Report.

In December 2021, Oatly entered into a consulting agreement (the “Consulting Agreement”) with Bernard Hours, a non-executive director, pursuant to which Oatly agreed to pay a fixed rate of $0.1 million for services performed through June 2022 pursuant to the Consulting Agreement. In 2022, $0.1 million was paid to Mr. Hours. No amounts were paid to Mr. Hours in 2021.

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

In connection with our IPO, we granted an aggregate of 8,124,776 share options and restricted share unit awards out of the 2021 Plan to certain of our employees, directors and full-time consultants, of which 2,055,881 awards were granted, based on a price of $17.00 per ADS, to our executive officers and certain of our directors in May 2021. In November 2021, we granted an aggregate of 710,431 share options and restricted share unit awards out of the 2021 Plan, based on a price of $9.92 per ADS, to certain of our employees and full-time consultants. In May 2022, we granted an aggregate of 14,720,952 share options and restricted share unit awards out of the 2021 Plan, based on a price of $3.56 per ADS, to certain of our employees, directors and full-time consultants, of which 7,955,327 were granted to members of key management, including our executive officers, and the board of directors.

In November 2022, we granted an aggregate of 2,955,250 share options and restricted share unit awards out of the 2021 Plan, based on a price of $1.88 per ADS, to certain of our employees, directors and full-time consultants. Such awards shall vest in equal installments over three years from the date of grant for our executive officers and one year for our directors, subject to the terms and conditions of the 2021 Plan.

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

C. Board Practices

Composition of our Board of Directors

Our Board of Directors currently consists of twelve members. Our Board has determined that Steven Chu, Ann Chung, Bernard Hours, Hannah Jones, Mattias Klintemar, Eric Melloul, Frances Rathke, Yawen Wu, Tim Zhang and Calvin Tuen-Muk Lai Shu do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of the Nasdaq Stock Market LLC ("Nasdaq"). There are no family relationships among any of our directors or executive officers.

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

Audit committee role

The audit committee, which consists of Ann Chung, Mattias Klintemar and Frances Rathke, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Frances Rathke serves as Chairman of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board has determined that Frances Rathke is an “audit committee financial expert” as defined by the SEC rules. Our board has determined that each of Ann Chung, Mattias Klintemar and Frances Rathke are “independent” as such term is defined under the Nasdaq Rules and under Rule 10A-3(b)(1) under the Exchange Act. The audit committee is governed by a charter that complies with the Nasdaq Rules.

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

Remuneration committee

The remuneration committee, which consists of Mattias Klintemar, Eric Melloul and Yawen Wu, assists the board in determining executive officer compensation. Mattias Klintemar serves as Chairman of the committee. Our board has determined that each member of our remuneration committee is independent under Nasdaq Rules, including the additional independence requirements applicable to the members of a remuneration committee. The remuneration committee recommends to the board for determination the compensation of each of our executive officers.

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

D. Employees

As of December 31, 2022, we had 2,009 employees. The Company also employs a significant number of consultants. During the year ended December 31, 2022, we employed an average of 402 consultants.

The table below sets out the number of employees by geography:

Geography	As of December 31, 2022	As of December 31, 2021
EMEA[1]	929	826
United States	439	379
Asia[2]	641	410
Total	2,009	1,615

(1)
The majority of our EMEA employees are located in Sweden.
(2)
Asia employees primarily based in China, Hong Kong and Singapore.

The table below sets out the number of employees by category of activity:

Department	As of December 31, 2022	As of December 31, 2021
Production, supply chain and operations	900	774
Sales	403	315
Finance	131	113
Innovation management and research and development	120	104
Marketing and branding	148	148
Other [1]	307	161
Total	2,009	1,615

(1)
“Other” includes Corporate Management, IT, HR and Sustainability & Internal Communication.

In line with industry standards in the country of employment, our employees maintain a range of relationships with union groups.

We have not previously experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Programs.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of April 19, 2023 by:

•
each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
•
each of our executive officers and our Board of Directors; and
•
all of our executive officers and our Board of Directors as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the person has sole or shared voting power or investment power as well as any shares that the person has the right to acquire within 60 days of April 19, 2023 through the exercise of any option, restricted stock unit and warrant or other right. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. The percentage of shares beneficially owned is based on 592,319,923 ordinary shares outstanding as of March 31, 2023.

Unless otherwise indicated below, the address for each beneficial owner listed is Oatly Group AB, Ångfärjekajen 8 211 19 Malmö, Sweden.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of beneficial owner	Number	%
5% or Greater Shareholders
Nativus Company Limited(1)	283,610,351	46.9%
Blackstone Funds(2)	48,509,604	8.1%
Baillie Gifford(3)	36,846,158	6.2%
Executive Officers and Board Members
Toni Petersson(4)	10,466,404	1.8%
Christian Hanke(5)	1,150,562	*
Jean-Christophe Flatin(6)	318,600	*
Daniel Ordonez(7)	318,600	*
Lillis Härd(8)	736	*
Steven Chu(9)	19,035	*
Ann Chung	—	—
Bernard Hours(10)	44,307	*
Hannah Jones(9)	19,035	*
Mattias Klintemar	—	—
Eric Melloul	58,482	*
Frances Rathke(9)	19,035	*
Yawen Wu	—	—
Tim Zhang	—	—
Tuen-Muk Lai Shu	—	—
All executive officers and board members as a group (15 persons)	12,414,796	2.1%

* Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)
Consists of 271,763,953 ordinary shares and Convertible Notes convertible into a maximum of 11,846,398 ordinary shares within 60 days of April 19, 2023. Number of ordinary shares based solely on a Schedule 13G filed with the SEC on February 14, 2022, Nativus Company Limited directly holds 271,763,953 shares of the Company. Nativus Company Limited is a wholly owned subsidiary of China Resources Verlinvest Health Investment Limited (“CRVV”), a limited company incorporated in Hong Kong and a joint venture that is 50% owned by Verlinvest S.A., a company incorporated in Belgium, and 50% owned by Blossom Key (Hong Kong) Holdings Limited, a limited company incorporated in Hong Kong. Each of Nativus Company Limited and CRVV have sole voting and dispositive power over 271,763,953 ordinary shares. Blossom Key (Hong Kong) Holdings Limited is a wholly owned subsidiary of CRH (CRE) Limited. CRH (CRE) Limited is a wholly owned subsidiary of China Resources (Holdings) Company Limited. CRC Bluesky Limited holds substantially all the voting shares in China Resources (Holdings) Company Limited. CRC Bluesky Limited is a wholly owned subsidiary of China Resources Inc. China Resources Company Limited holds substantially all the shares in China Resources Inc. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of the People’s Republic of China perform the duty of investor (as to 90.0222% and 9.9778%, respectively) of China Resources Company Limited on behalf of the State Council of the People’s Republic of China. Each of Blossom Key (Hong Kong) Holdings Limited, CRH (CRE) Limited, China Resources (Holdings) Company Limited, CRC Bluesky Limited, China Resources Inc., China Resources Company Limited and Verlinvest S.A. have shared voting and dispositive power over 271,763,953 ordinary shares. Nativus Company Limited also holds Convertible Notes of which a portion are convertible into an aggregate maximum of approximately 11,846,398 ordinary shares within 60 days of April 19, 2023. The remaining Convertible Notes owned by Nativus Company Limited are not convertible without giving more than 60 days’ notice to the Company. As a result, they are not included in the beneficial ownership information set forth herein. The address for Nativus Company Limited is 39/F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong and the address for CRVV is 39/F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong.
(2)
Consists of 39,778,182 ordinary shares and 8,731,422 ordinary shares which would be received upon conversion of Convertible Notes within 60 days of April 19, 2023. Number of ordinary shares currently held based solely on a Schedule 13G/A filed with the SEC on February 10, 2023, and represents 39,402,666 ordinary shares directly held by BXG Redhawk S.à r.l. and 375,516 ordinary shares directly held by BXG

SPV ESC (CYM) L.P. (together, the “Blackstone Funds”). Shares which may be received upon conversion of Convertible Notes within 60 days of April 19, 2023 represents 8,648,997 shares which would be received upon conversion of Convertible Notes held by BXG Redhawk S.à r.l. and 82,425 shares which would be received upon conversion of Convertible Notes held by BXG SPV ESC (CYM) L.P. BXG Redhawk S.à r.l. is controlled by BXG Redhawk Holdings (CYM) L.P., the general partner of which is BXG Holdings Manager L.L.C. Blackstone Growth Associates L.P. is the managing member of BXG Holdings Manager L.L.C and BXGA L.L.C. is the general partner of Blackstone Growth Associates L.P. Blackstone Holdings II L.P. is the managing member of BXGA L.L.C. The general partner of BXG SPV ESC (CYM) L.P. is BXG Side-by-Side GP L.L.C. Blackstone Holdings II L.P. is the sole member of BXG Side-by-Side GP L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than the Blackstone Funds to the extent of their direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.
(3)
Based solely on a Schedule 13G filed with the SEC on January 23, 2023, and consists of securities beneficially owned by Baillie Gifford & Co. and are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The address of Billie Gifford & Co. is Carlton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.
(4)
Represents 10,466,404 ordinary shares, including 1,807,598 stock options that will be exercisable within 60 days of April 19, 2023.
(5)
Represents 1,150,562 ordinary shares, including 306,372 stock options that will be exercisable within 60 days of April 19, 2023.
(6)
Represents 318,600 ordinary shares, including 36,621 RSUs and 281,979 stock options that will be vesting or exercisable, respectively, within 60 days of April 19, 2023.
(7)
Represents 318,600 ordinary shares, including 36,621 RSUs and 281,979 stock options that will be vesting or exercisable, respectively, within 60 days of April 19, 2023.
(8)
Represents 736 ordinary shares, including 618 RSUs that will be vesting within 60 days of April 19, 2023.
(9)
Represents, for each of Steven Chu, Hannah Jones, and Frances Rathke, 19,035 ordinary shares, including 10,800 restricted stock units vesting at the Company’s next Annual General Meeting of Shareholders.
(10)
Represents 44,307 ordinary shares, including 10,800 restricted stock units vesting at the Company’s next Annual General Meeting of Shareholders.

According to the depositary, as of March 31, 2023, the Company had no registered holders of its ADSs with addresses in the United States, excluding any of the Company’s ADSs held by Cede & Co. as a nominee for the Depository Trust Company, whose shareholding represented all of the ADSs outstanding as of that date and approximately 42% of the Company’s outstanding ordinary shares as of that date. According to our registrar, as of December 31, 2022, there were eight registered holders of our ordinary shares with addresses in the United States representing approximately 95.1% of our outstanding ordinary shares as of that date. Because some of the Company’s ADSs and ordinary shares are held through brokers or other nominees, the number of record holders of the Company’s ADSs or ordinary shares with addresses in the United States may be fewer than the number of beneficial owners of ADSs and ordinary shares in the United States.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2022. For a description of our agreements with our executive officers and certain of our directors, see Item 6.B. “Directors, Senior Management and Employees—Compensation—Executive Officer Employment Arrangements.”

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

Distribution Arrangement

For the year ended December 31, 2022, Oatly paid $0.9 million (2021: $0.3 million, 2020: $0.5 million) pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of our Board of Directors, is a 33% owner.

Convertible Notes

On March 23, 2023 and April 18, 2023 we issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028. The Convertible Notes (as defined below) were issued in two tranches that have substantially identical economic terms. Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Convertible Notes (the “Swedish Notes”) and other institutional investors purchased $99.9 million aggregate principal amount of the Convertible Notes (the “U.S. Notes” and, together with the Swedish Notes, the “Convertible Notes”). The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

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

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described in Notes 33 Commitments and contingencies and 35 Events after the end of the reporting period to our consolidated financial statements, which are included elsewhere in this Annual Report, we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

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

The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures, contractual restrictions and applicable provisions of our articles of association. For example, our SRCF Agreement and the Term Loan B Credit Agreement contain limitations on our ability to pay dividends. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sustainable Revolving Credit Facility and Term Loan B Facility.” Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments.

In the year ended December 31, 2022, we did not declare or pay any dividends.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ADSs commenced trading on the Nasdaq Global Select Market on May 20, 2021 under the symbol "OTLY". Prior to this, no public market existed for our ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs commenced trading on the Nasdaq Global Select Market on May 20, 2021 under the symbol “OTLY”.

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

C. Material Contracts

The following are the material contracts, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•
Registration Rights Agreement, filed as Exhibit 2.5 with this Annual Report. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights Agreement”.
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
•
Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-255344) filed with the SEC on May 11, 2021). See Item 6.B. “Directors, Senior Management and Employees—Compensation—Insurance and Indemnification.”
•
Sustainable Revolving Credit Facility Agreement, originally dated April 14, 2021, by and among Oatly Group AB as Company, Oatly AB as Original Borrower, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A., Nordea Bank Abp, filial i Sverige and Skandinaviska Enskilda Banken

AB (publ) as Bookrunning Mandated Lead Arrangers, the other arrangers, coordinators and lenders party thereto, and Skandinaviska Enskilda Banken AB (publ) as Agent and Security Agent (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-255344) filed with the SEC on April 19, 2021), as amended and restated by an amendment and restatement agreement dated July 14, 2021, as further amended on March 28, 2022, November 13, 2022 and December 9, 2022, and as amended and restated by an amendment and restatement agreement dated April 18, 2023. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”
•
Sustainable Incremental Facility Notice, dated June 23, 2022, by and among Oatly Group AB as Company, Oatly AB as Original Borrower, Cereal Base CEBA Aktiebolag, Morgan Stanley Senior Funding, Inc, J.P. Morgan SE, BNP Paribas SA, Bankfilial Sverige, Nordea Bank Abp, filial i Sverige and Coöperatieve Rabobank U.A. as Sustainable Incremental Facility Lenders and Skandinaviska Enskilda Banken AB (publ) as Agent, together with a waiver and amendment letter dated December 29, 2022 relating thereto]. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Asset Purchase Agreement, dated December 30, 2022, by and among Oatly, Inc., and its wholly owned subsidiary, Oatly US Operations & Supply Inc., Ya YA Foods USA LLC, and Aseptic Beverage Holdings LP (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-40401) filed with the SEC on January 3, 2023, and filed as Exhibit 4.4 to this Annual Report.
•
Indenture, dated March 23, 2023 by and among Oatly Group AB and U.S. Bank Trust Company, National Association, filed as Exhibit 4.7 with this Annual Report. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Terms and Conditions of the Swedish Notes. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Term Loan B Credit Agreement, dated April 18, 2023 by and among, amongst others, Oatly Group AB, Oatly AB, Oatly Inc., Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, filed as Exhibit 4.9 with this Annual Report. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Intercreditor Agreement, dated April 18, 2023 by and among, amongst others, Oatly Group AB, Oatly AB, Oatly Inc., J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain Convertible Senior PIK Notes, filed as Exhibit 4.10 with this Annual Report. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

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

The rules relating to the determination of the U.S. foreign tax credit are complex, and applicable U.S. Treasury regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021 further restrict the availability of any such credit based on the nature of the withholding tax imposed by the foreign jurisdiction. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable U.S. Treasury regulations.

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

Based on the composition of the income, assets and operations of the Company and its subsidiaries, the Company does not expect to be treated as a PFIC for the taxable year ended December 31, 2022. This is a factual determination, however, that depends on, among other things, the composition of the income, assets, and activities of the Company and its subsidiaries from time to time, and can only be made annually after the close of each taxable year. Moreover, the value of the Company’s assets for purposes of the PFIC determination may be determined by reference to the trading value of the ADSs, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to the Company’s determination in any particular year. Therefore, there can be no assurances that the Company will not be classified as a PFIC for the taxable year ended December 31, 2022, the current taxable year or for any past or future taxable year, and we have not obtained any legal opinion with respect to our PFIC status for our past, current or future taxable years.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk, liquidity risk and commodity price risk. For further discussion and sensitivity analysis of these risks, see Note 3 Financial risk management to our consolidated financial statements included elsewhere in this Annual Report.

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

We monitor a forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies that have a net cash flow that is either positive or negative, spot transactions and/or derivatives are used to manage the risk for 0% to 100% of the exposure for the following 18 months and the aim is to be between 50% and 100%. We do not apply hedge accounting. As of December 31, 2022, we had currency derivatives of SEK 500 million for which the fair value was $0.3 million.

We are also exposed to currency risk when foreign subsidiaries with a functional currency other than USD are consolidated, primarily for EUR, SEK, GBP and CNY. Our policy is not to hedge the translation exposure related to net foreign assets to reduce translation risk in the consolidated financial statements.

See Note 3 Financial risk management to our consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis on foreign exchange risk.

Interest rate risk

Our main interest rate risk arises from long-term liabilities to credit institutions with variable rates (Euro Interbank Offered Rate “Euribor” 3 Months during 2022, 2021 and 2020 and Stockholm Interbank Offered Rate

"Stibor" 3 Months during 2020), which expose us to cash flow interest rate risk. As of December 31, 2022, the nominal amount of liabilities to credit institutions with variable interest rate was $4.0 million, which was lower than the Group’s threshold for hedging and thus no interest rate derivatives are outstanding.

See Note 3 Financial risk management to our consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis on interest rate risk.

See Note 35 Events after the end of the reporting period to our consolidated financial statements included elsewhere in this Annual Report for details on new financing.

Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost. We manage financial counterparty credit risk on a group basis. The external financial counterparties must be high-quality international banks or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2022 were in the range of BBB to AA+.

Customer and supplier credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2022, one customer in the foodservice channel accounted for 14% of revenue.

Liquidity risk

Liquidity risk is the risk of not being able to meet the short-term payment obligations due to insufficient funds. As of December 31, 2022, we held cash and cash equivalents of $82.6 million that were available for managing liquidity risk. Due to the dynamic nature of the underlying businesses, we maintain flexibility in funding by maintaining availability under committed credit lines. See Note 35 Events after the end of the reporting period to our consolidated financial statements included elsewhere in this Annual Report for details on new financing.

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

Commodity price risk

We are exposed to risk related to the price and availability of our ingredients and our profitability is dependent on, among other things, our ability to anticipate and react to availability of ingredients and inflationary pressures. Currently, the main ingredient in our products is oat. We purchase our oats from millers in Belgium, Sweden, Finland the United States, Malaysia and China, thus our supply may be particularly affected by any adverse events in these countries and regions. The prices of oats and other ingredients, such as rapeseed oil, we use are subject to many factors beyond our control, including poor harvests due to adverse weather conditions, natural disasters and changes in world economic conditions, including as a result of COVID-19 and the conflict in Ukraine. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with our suppliers for the following year based on the outcome of the current year harvest.

We believe we will be able to address material commodity increases by either increasing prices or reducing operating expenses. However, increases in commodity prices, without adjustments to pricing, or reduction to operating expenses, or a delay in pricing actions, could increase our costs and increase our loss as a share of our revenue. In addition, macroeconomic and competitive conditions could make additional price increases difficult.

See Note 3 Financial risk management to our consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis on commodity price risk.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On May 4, 2021, the shareholders of the Company approved to adopt new articles of association according to our Board of Directors’ proposal. As a consequence of the adoption of the new articles of association, the share classes were removed so that the Company only has ordinary shares. On June 16, 2022, the shareholders of the Company approved to adopt new articles of association according to our Board of Directors’ proposal. Pursuant to the adoption of the new articles, the limits on the total number of shares in and the share capital of the Company were increased. A copy of our articles of association is being filed as Exhibit 1.1 to this Annual Report. See Item 10.B. “Additional Information—Memorandum and Articles of Association.” On March 6, 2023, an extraordinary general meeting resolved to adopt new articles of association, increasing the limits for the Company’s share capital and number of shares, see Note 35 Events after the end of the reporting period to our consolidated financial statements included elsewhere in this Annual Report.

Use of Proceeds

The information contained in Item 2 in Part II of the Company’s Report on Form 6-K filed on November 15, 2021 is incorporated by reference herein.

Item 15. Controls and Procedures

A. Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective as of such date due to the material weaknesses in internal control over financial reporting, described below. Notwithstanding the material weaknesses in internal control over financial reporting described below, management has concluded that its consolidated financial statements included in this Annual Report are fairly stated in all material respects in accordance with IFRS, as issued by the IASB.

B. Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2022, our internal control over financial reporting was not effective, due to the material weaknesses in our internal control over financial reporting, described below.

Material weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As previously reported in our 2021 Annual Report, in the course of the audit of our consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control environment relating to:

•
our technology access related environment and change control processes not supporting an efficient or effective internal control framework,
•
lack of documented policies and procedures in relation to our business processes and entity level controls as well as lack of evidence of performing controls, and
•
inadequate segregation of duties.

Although remediation actions were implemented during 2022, as described below, controls did not operate in a manner sufficient to demonstrate that the material weaknesses previously identified have been remediated.

Remediation Plan

During 2022, we initiated the following remedial actions:

•
Implemented IT general controls to manage access and program changes within our IT environment.
•
Implemented procedures and controls related to segregation of duties.
•
Hired additional internal resources with appropriate knowledge and expertise to support the improvement of our internal control over financial reporting.
•
Implemented accounting guidelines in relation to accounting policies.
•
Documented business processes and improved month-end close procedures.
•
Engaged external resources to assist with training, implementation, remediation efforts and internal controls execution.
•
Implemented entity level controls.

We believe that the remediation work completed to date has improved our control environment. Our further remediation plans to address the material weaknesses include but are not limited to the following key activities:

•
Strengthening the robustness and effectiveness of our IT systems and control environment,
•
Ensuring proper and timely execution of the user access reviews by sufficiently qualified individuals, and further limiting elevated access to key IT applications.
•
Limiting risk relating to third parties by further strengthening controls to monitor the processes and controls but also through making changes to the system landscape,
•
Implementing additional procedures to validate the completeness and accuracy of information used in the performance of controls, and
•
Conducting further training to improve documentation of management review controls.

We believe that the foregoing efforts will effectively remediate the material weaknesses and enhance our overall control environment. The implementation of these measures, however, may not fully address the material weaknesses identified in our internal control over financial reporting, and there is no assurance as to when such remediation will be completed.

As such, as we continue to evaluate and work to improve our internal control over financial reporting, our management may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until these material weaknesses are remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with

IFRS. See the Risk Factor titled “We have previously identified material weaknesses in our internal control environment. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young AB, our independent registered public accounting firm. Ernst & Young AB has issued an adverse report on our internal control over financial reporting, which is included in this Annual Report.

D. Changes in Internal Control Over Financial Reporting

Except for the remediation activities described above, there were no changes in our internal control over financial reporting during the year ended December 31, 2022, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Oatly Group AB at December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, appearing in this Annual Report have been audited by Ernst & Young AB (PCAOB ID: 1433), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of Ernst & Young AB is Box 7850, 103 99, Stockholm, Sweden.

The table below sets out the total amount billed to us by Ernst & Young AB for services performed in the years ended December 31, 2022 and 2021, and breaks down these amounts by category of service:

	2022	2021
	$’000	$’000
Audit Fees	6,920	4,690
Audit Related Fees	75	55
Tax Fees	9	—
All Other Fees	—	—
Total	7,004	4,745

“Audit fees” are the aggregate fees earned by Ernst & Young entities for the audit of our consolidated and subsidiary financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-related fees” are fees charged by Ernst & Young entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” This category comprises fees for internal control reviews, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax Fees” include fees for tax compliance. “All other fees” are the fees for products and services other than those in the above three categories.

All audit services and non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2022 and 2021 were pre-approved by the Audit Committee.

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

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers. While we voluntarily follow most Nasdaq corporate governance rules, we intend to follow Swedish corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

•
We do not follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Swedish law. In accordance with generally accepted business practice, our Articles of Association and the Swedish Companies Act (SFS 2005:551) provide alternative quorum requirements that are generally applicable to meetings of shareholders.
•
We do not follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive session, where only independent directors are present. Our independent directors may choose to meet in executive session at their discretion.
•
We do not follow Nasdaq Rule 5635, which generally requires shareholder approval for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5%

interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Articles of Association of Oatly Group AB	6-K	001-40401	1.1	3/6/2023
2.1	Description of Securities					*
2.2	Deposit Agreement	20-F	001-40401	2.2	4/6/2022
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)	20-F	001-40401	2.2	4/6/2022
2.4††	Additional Listing Agreement, dated as of February 9, 2021, by and among Oatly Group AB and certain shareholders of Oatly Group AB	F-1/A	333-255344	4.3	5/11/2021
2.5	Registration Rights Agreement	20-F	001-40401	2.5	4/6/2022
4.1	Form of Indemnification Agreement	F-1/A	333-255344	10.2	5/11/2021
4.2†	Oatly Group AB 2021 Incentive Award Plan	F-1/A	333-231533	10.1	5/11/2021
4.3	Sustainable Revolving Credit Facility Agreement, dated April 14, 2021, by and among Oatly Group AB and BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A., Nordea Bank ABP, Filial I Sverige and Skandinaviska Enskilda Banken AB (publ) as Bookrunning Mandated Lead Arrangers, the other arrangers, coordinators and lenders party thereto, and Skandinaviska Enskilda Banken AB (publ) as Agent and Security Agent (the “Original Facility Agreement”)	F-1	333-255344	10.3	4/19/2021
4.4	Asset Purchase Agreement, dated December 30, 2022	6-K	001-40401	99.2	1/3/2023
4.5	Form of Investment Agreement, dated March 14, 2023					*
4.6†††	Subscription Agreement, dated March 14, 2023					*
4.7	Indenture, dated March 23, 2023					*
4.8†††	Amendment and Restatement to the Original Facility Agreement, dated April 18, 2023					*
4.9†††	Term Loan B Credit Agreement, dated April 18, 2023					*
4.10†††	Intercreditor Agreement, dated April 18, 2023					*
8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**
15.1	Consent of Ernst & Young AB, an independent registered public accounting firm.	*
101.INS	Inline XBRL Instance Document.	*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
104	Cover Page Interactive Data File (embedded within the InLine XBRL document).

* Filed herewith.

** Furnished herewith.

† Indicates management contract or compensatory plan or arrangement.

†† Schedules and exhibits to this exhibit omitted because the information is both not material and is the type that the registrant treats as private or confidential. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

††† Certain confidential information contained in this document, has been redacted in accordance with Instructions as to Exhibits to Form 20-F, because (i) the company customarily and actually treats that information as private or confidential and (ii) the omitted information is not material. “[***]” indicates where the information has been omitted from this exhibit.

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

Date: April 19, 2023

By:	/s/ Christian Hanke
Name:	Christian Hanke
Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Oatly Group AB

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Oatly Group AB (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 19, 2023, expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition related to variable consideration

Description of the Matter

For the year ended December 31, 2022, the Company’s revenue was $722.2 million and as of December 31, 2022, accrued variable consideration was $15.6 million. As described in Notes 2 and 4 to the consolidated financial statements, revenue from contracts with customers is measured at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The transaction price is adjusted for estimates of expected variable consideration, for which the Company expects to be liable. These adjustments include but are not limited to, trade promotion activities, slotting and listing fees, cash discounts, product returns and penalties. Estimates of variable consideration are based on a number of factors, including applying contract sales terms and estimating units sold.

Auditing the Company’s measurement of variable consideration was complex as the calculation of variable consideration involves subjective management assumptions related to the factors as mentioned above.

How We Addressed the Matter in Our Audit

To test the Company’s measurement of variable consideration, we performed audit procedures that included, among others, inspecting contractual sales terms and making inquiries of the Company’s key account managers. We tested the completeness and accuracy of underlying data used and compared the Company’s estimation of variable consideration to actual results, external invoices and delivery documentation. We assessed the correlation between revenue, trade receivables and cash and examined additional supporting evidence, as necessary. We also assessed the nature of revenue journal entries, including entries subsequent to year-end.

Impairment of non-financial assets, including goodwill

Description of the Matter

As of December 31, 2022, the Company’s property, plant & equipment, right-of-use assets and intangible assets were $493.0 million, $108.6 million and $127.7 million respectively. As described in Note 2 to the consolidated financial statements, intangible assets that have an indefinite useful life, including goodwill are tested for impairment annually and when circumstances indicate that the carrying amount may be impaired. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.

As described in Notes 4, 14 and 15 to the consolidated financial statements, an impairment test has been performed by determining the recoverable amounts of the respective EMEA, Americas and Asia cash generating units (CGUs). The recoverable amounts of the CGUs are established through calculation of the value in use. The Company has determined long-term EBITDA margins, discount rates, and long-term growth rates to be the most significant assumptions in the impairment assessment.

Auditing the Company’s impairment of non-financial assets was complex and judgmental due to the estimation required by management in determining the significant assumptions described above. Recoverable amounts can be sensitive to changes in significant assumptions, such as the discount rates and assumptions in prospective financial information (including long-term EBITDA margin and long-term growth rates), which are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit

To test the Company’s impairment assessment, we performed audit procedures that included, among others, involvement of our valuation specialists to assist in our evaluation of the valuation methodology, and the significant assumptions including the discount rates, long-term growth-rates and prospective financial information. We tested the completeness and accuracy of the underlying data used by the Company in its assessment and recalculated the model’s computational accuracy. We compared the significant assumptions used by management to industry and economic trends and historical performance, considering changes to the CGU’s business strategy, customer base or product mix and other relevant factors. In addition, we performed sensitivity analyses over significant assumptions to evaluate the impact that changes would have on the CGUs recoverable amount. We compared the aggregate recoverable amount of the CGUs against the Company’s market capitalization and considered revenue multiples of peer group companies. We also assessed the adequacy of the impairment disclosures as included in Note 14 and 15 of the consolidated financial statements.

/s/ Ernst & Young AB

We have served as the Company’s auditors since 2019

Stockholm, Sweden

April 19, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Oatly Group AB

Opinion on Internal Control Over Financial Reporting

We have audited Oatly Group AB’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Oatly Group AB (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management have identified material weaknesses related to the Company’s technology access related environment and change control processes not supporting an efficient or effective internal control framework, a lack of documented policies and procedures in relation to business processes and entity level controls as well as lack of evidence of performing controls, and inadequate segregation of duties.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated April 19, 2023, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young AB

Stockholm, Sweden

April 19, 2023

Consolidated statement of operations

For the year ended December 31	Note	2022	2021	2020
(in thousands of U.S. dollars, except share and per share data)
Revenue	5	722,238	643,190	421,351
Cost of goods sold		(642,211)	(488,177)	(292,107)
Gross profit		80,027	155,013	129,244
Research and development expenses		(22,262)	(16,771)	(6,831)
Selling, general and administrative expenses		(412,799)	(353,929)	(167,792)
Other operating (expenses) and income, net	9	(40,951)	1,944	(1,714)
Operating loss		(395,985)	(213,743)	(47,093)
Finance income	10	15,256	14,435	515
Finance expenses	10	(16,665)	(15,740)	(11,372)
Loss before tax		(397,394)	(215,048)	(57,950)
Income tax benefit/(expense)	12	4,827	2,655	(2,411)
Loss for the year, attributable to shareholders of the parent		(392,567)	(212,393)	(60,361)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	32	(0.66)	(0.39)	(0.13)
Weighted average common shares outstanding:
Basic and diluted	32	592,031,935	549,080,310	454,266,908

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive loss

For the year ended December 31	2022	2021	2020
(in thousands of U.S. dollars)
Loss for the year	(392,567)	(212,393)	(60,361)
Other comprehensive (loss)/income:
Items that may be reclassified to consolidated statement of operations in subsequent periods (net of tax):
Exchange differences from translation of foreign operations	(96,997)	(71,961)	17,185
Total other comprehensive (loss)/income for the year	(96,997)	(71,961)	17,185
Total comprehensive loss for the year	(489,564)	(284,354)	(43,176)

Loss for the year and total comprehensive loss are, in their entirety, attributable to shareholders of the parent.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

As at December 31	Note	2022	2021
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	14	127,688	145,925
Property, plant and equipment	15	492,952	509,648
Right-of-use assets	16	108,598	158,448
Other non-current receivables	17	7,848	5,534
Deferred tax assets	12	5,860	2,293
Total non-current assets		742,946	821,848
Current assets
Inventories	19	114,475	95,661
Trade receivables	20	100,955	105,519
Current tax assets		243	435
Other current receivables	21	17,818	32,229
Prepaid expenses	22	23,413	27,711
Short-term investments	18	—	249,937
Cash and cash equivalents	23	82,644	295,572
		339,548	807,064
Assets held for sale	34	142,703	—
Total current assets		482,251	807,064
TOTAL ASSETS		1,225,197	1,628,912
EQUITY AND LIABILITIES
Equity	24
Share capital		105	105
Treasury shares		(0)	—
Other contributed capital		1,628,045	1,628,103
Foreign currency translation reserve		(171,483)	(74,486)
Accumulated deficit		(665,524)	(308,423)
Total equity attributable to shareholders of the parent		791,143	1,245,299
Liabilities
Non-current liabilities
Lease liabilities	16	82,285	126,516
Liabilities to credit institutions	25	2,668	—
Deferred tax liabilities	12	—	2,677
Provisions	26	7,194	11,033
Total non-current liabilities		92,147	140,226
Current liabilities
Lease liabilities	16	16,823	16,703
Liabilities to credit institutions	25	49,922	5,987
Trade payables		82,516	93,043
Current tax liabilities		5,515	567
Other current liabilities	28	11,823	9,614
Accrued expenses	29	123,037	117,473
Provisions	26	3,800	—
		293,436	243,387
Liabilities directly associated with the assets held for sale	34	48,471	—
Total current liabilities		341,907	243,387
Total liabilities		434,054	383,613
TOTAL EQUITY AND LIABILITIES		1,225,197	1,628,912

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to shareholders of the parent
(in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
January 1, 2020	8, 24	19	—	267,806	(19,710)	(60,314)	187,801
Loss for the year		—	—	—	—	(60,361)	(60,361)
Other comprehensive income for the year		—	—	—	17,185	—	17,185
Total comprehensive income/(loss) for the year		—	—	—	17,185	(60,361)	(43,176)
Issue of shares		2	—	200,042	—	—	200,044
Transaction costs		—	—	(8,412)	—	—	(8,412)
Warrant issue		—	—	2,675	—	—	2,675
Redemption of warrants		—	—	(10,146)	—	—	(10,146)
Transaction with shareholders		—	—	(3,714)	—	—	(3,714)
Share-based payments		—	—	—	—	1,014	1,014
Balance at December 31, 2020		21	—	448,251	(2,525)	(119,661)	326,086
Loss for the year		—	—	—	—	(212,393)	(212,393)
Other comprehensive loss for the year		—	—	—	(71,961)	—	(71,961)
Total comprehensive loss for the year		—	—	—	(71,961)	(212,393)	(284,354)
Bonus issue		64	—	(64)	—	—	—
Issue of shares		12	—	1,099,684	—	—	1,099,696
Transaction costs		—	—	(62,371)	—	—	(62,371)
Conversion of shareholder loans		1	—	104,107	—	—	104,108
Exercise of warrants		7	—	38,496	—	—	38,503
Share-based payments		—	—	—	—	23,632	23,632
Balance at December 31, 2021		105	—	1,628,103	(74,486)	(308,423)	1,245,299
Loss for the year		—	—	—	—	(392,567)	(392,567)
Other comprehensive loss for the year		—	—	—	(96,997)	—	(96,997)
Total comprehensive loss for the year		—	—	—	(96,997)	(392,567)	(489,564)
Issue of shares		0	(0)	—	—	—	0
Redemption of warrants		—	—	(58)	—	—	(58)
Share-based payments		—	—	—	—	35,466	35,466
Balance at December 31, 2022		105	(0)	1,628,045	(171,483)	(665,524)	791,143

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

For the year ended December 31	Note	2022	2021	2020
(in thousands of U.S. dollars)
Operating activities
Net loss		(392,567)	(212,393)	(60,361)
Adjustments to reconcile net loss to net cash flows
Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	14, 15, 16	48,315	27,222	13,118
Impairment of property, plant and equipment and right-of-use assets	15, 16	285	4,970	—
Impairment related to assets held for sale	34	38,293	—	—
Impairment loss/(gain) on trade receivables	20	3,088	(253)	448
Write-down of inventories	19	28,839	5,081	—
Share-based payments expense	8	35,466	23,632	1,014
Movements in provisions	26	3,800	—	—
Finance income	10	(15,256)	(14,435)	(515)
Finance expenses	10	16,665	15,740	11,372
Income tax (benefit)/expense	12	(4,827)	(2,655)	2,411
(Gain)/loss on disposal of property, plant and equipment and intangible assets	14, 15	(932)	422	1,176
Other		(226)	(138)	52
Interest received		2,145	1,740	60
Interest paid		(12,875)	(9,237)	(6,488)
Income tax paid		(2,960)	(2,734)	(1,226)
Changes in working capital:
Increase in inventories		(55,018)	(63,688)	(10,304)
Decrease/(increase) in trade receivables, other current receivables, prepaid expenses		6,991	(79,278)	(38,679)
Increase in trade payables, other current liabilities, accrued expenses		31,828	92,172	43,614
Net cash flows used in operating activities		(268,946)	(213,832)	(44,308)
Investing activities
Purchase of intangible assets	14	(4,510)	(7,838)	(7,454)
Purchase of property, plant and equipment	15	(201,655)	(273,760)	(134,283)
Investments in financial assets		—	(1,162)	—
Proceeds from financial instruments	18	—	5,720	364
Purchase of short-term investments	18	—	(385,165)	—
Proceeds from short-term investments	18	240,959	117,877	—
Net cash flows from/(used in) investing activities		34,794	(544,328)	(141,373)
Financing activities
Proceeds from issue of shares, net of transaction costs		—	1,037,325	191,632
Proceeds from shareholder loans	27, 31	—	—	87,828
Repayment of shareholder loans	27, 31	—	(10,941)	—
Proceeds from liabilities to credit institutions	25, 31	47,850	118,005	129,593
Repayment of liabilities to credit institutions	25, 31	(1,032)	(212,913)	(119,116)
Repayment of lease liabilities	16, 31	(10,899)	(9,282)	(6,044)
Proceeds from exercise of warrants		—	38,503	—
Redemption of warrants		—	—	(9,986)
Payment of loan transaction costs		—	(4,900)	—
Cash flows from financing activities		35,919	955,797	273,907
Net (decrease)/increase in cash and cash equivalents		(198,233)	197,637	88,226
Cash and cash equivalents at January 1		295,572	105,364	10,571
Exchange rate differences in cash and cash equivalents		(14,695)	(7,429)	6,567
Cash and cash equivalents at December 31	23	82,644	295,572	105,364

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

1. Corporate information

These financial statements are consolidated financial statements for the group consisting of Oatly Group AB and its subsidiaries. A list of the principal subsidiaries is included in Note 13 Investments in subsidiaries.

Oatly Group AB (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Ångfärjekajen 8, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

These consolidated financial statements were authorized for issue by the Board of Directors on April 19, 2023.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied unless otherwise stated. All amounts are in thousands of U.S. dollars unless otherwise stated. All references in these financial statements to “$” or “USD” are to U.S. dollars, all references to “SEK” are to Swedish Kronor, all references to "€" or "EUR" are to Euro and all references to "CNY" are to Chinese Yuan.

2.1. Basis of preparation

The consolidated financial statements of Oatly Group AB have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 Significant accounting judgments estimates and assessments. The consolidated financial statements have been prepared using the cost method except for short-term investments, derivative instruments, and contingent consideration measured at fair value.

New and amended standards and interpretations

See below the amended standards that are effective from January 1, 2022 but had either no impact or immaterial impact on the Group’s financial statements. Certain other new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the December 31, 2022 reporting period and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods nor on foreseeable future transactions.

Onerous Contracts - Costs of Fulfilling a Contract - Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets

An onerous contract is a contract under which the unavoidable costs of meeting the obligations under the contract costs (i.e., the costs that the Group cannot avoid because it has the contract) exceed the economic benefits expected to be received under it. The amendments specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services including both incremental costs (e.g., the costs of direct labor and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfill the contract and costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. These amendments had no impact on the consolidated financial statements of the Group.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 Property, Plant and Equipment

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. In accordance with the transitional provisions, the Group applies the amendments retrospectively only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment (the date of initial application). These amendments had no impact on the consolidated financial statements of the Group as proceeds from all sales of such items were recognized in the consolidated statement of operations.

IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39 Financial Instruments: Recognition and Measurement. In accordance with the transitional provisions, the Group applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment (the date of initial application). There were modifications of the Group's financial instruments during the period (refer to Note 3.1.3 Liquidity risk for details). The Group concluded the amendment had no material impact on the consolidated financial statements of the Group.

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

Intercompany transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated.

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

The CEO primarily uses a measure of earnings before interest, tax, depreciation and amortization (“EBITDA”), and earnings for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, asset impairment charge and other costs related to assets held for sale, and IPO preparation and transaction costs (“Adjusted EBITDA”), to assess the performance of the operating segments.

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

Foreign exchange rate profits and losses attributable to the financing of the Group are recognized in the consolidated statement of operations as finance income and finance costs. All other foreign exchange rate profits and losses are recognized under other operating (expenses) and income, net.

Translation of foreign group companies

The results and financial position for all companies with a functional currency other than the presentation currency are translated into the Group’s reporting currency. Assets and liabilities are translated from the foreign operation’s functional currency to the Group’s reporting currency using the exchange rates prevailing at the reporting date. Income and expenses for each consolidated statement of operations and consolidated statement of comprehensive loss are translated to USD using the average exchange rate for the period. Foreign exchange differences arising from the currency translation of foreign operations are recognized in other comprehensive loss. Goodwill and fair value adjustments arising from the acquisition of foreign operations are treated as assets and liabilities in these operations and are translated to the reporting currency using the exchange rate at the reporting date.

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

Variable consideration and other consideration

The transaction price is adjusted for estimates of known or expected variable consideration, which includes, but is not limited to, trade promotion activities, slotting and listing fees, cash discounts, product returns, and penalties. Variable consideration is recorded as a reduction to revenue based on amounts the Group expects to be liable for. Estimates of variable consideration are based on a number of factors, including current contract sales terms and estimated units sold. Estimates are reviewed regularly until the incentives or product returns are realized and the impact of any adjustments are recognized in the period the adjustments are identified.

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

Selling, general and administrative expenses

Selling, general and administrative expenses include primarily personnel related expenses, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e. outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Customer distribution costs for the year ended December 31, 2022 amounted to $61.3 million (2021: $49.4 million, 2020: $26.1 million). Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating (expenses) and income, net

Other operating (expenses) and income, net consists primarily of impairment charges related to assets held for sale and net foreign exchange gains/(losses) on operating related activities.

Finance income and (expenses), net

Finance income and (expenses), net primarily consists of interest expense related to loans from credit institutions, interest expense on lease liabilities and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Income tax benefit/(expense)

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

Deferred tax relating to items recognized outside the consolidated statement of operations is recognized outside the consolidated statement of operations. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive loss or directly in equity.

2.9. Intangible assets

Goodwill

Goodwill arises at the acquisition of subsidiaries and consists of the amount by which the consideration, any non-controlling interest in the acquired company and fair value at the acquisition dates of previous shareholdings, exceeds the fair value of identifiable net assets acquired.

In order to perform impairment tests, goodwill acquired in a business combination is allocated to cash generating units or groups of cash generating units that are expected to benefit with synergies from the acquisition. Each unit or group of units to which goodwill has been allocated correspond to the lowest level in the Group for which goodwill is monitored. The Group monitors goodwill at the operating segment level for internal purposes, consistent with the way it assesses performance and allocates resources. The goodwill is allocated to the EMEA segment.

Other intangible assets

Capitalized expenditure for development activities

Expenditure for development and testing of new or significantly improved materials, products, processes or systems are recognized as an asset in the consolidated statement of financial position if the following criteria are met:

•
it is technically feasible to complete the asset so that it will be available for use,
•
it is the Group’s purpose to complete the asset so that it will be available for use or sale,
•
there are prerequisites to make the asset available for use or sale,
•
it is possible to prove how the asset is likely to generate future economic benefits,
•
there are adequate technical, economic and other resources to fulfill the development and to make the asset available for use or sale, and
•
the costs attributable to the asset during development can be reliably measured.

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Software-as-a-Service (SaaS) arrangements

SaaS arrangements are service contracts providing the Group with the right to access the cloud provider’s application software over the contract period. As such the Group does not receive a software intangible asset at the contract commencement date. A right to receive future access to the supplier’s software does not, at the contract commencement date, give the customer the power to obtain the future economic benefits flowing from the software itself and to restrict others’ access to those benefits.

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

Profit or loss from disposals is established through a comparison of the profit from sales and carrying value and is recognized in Other operating (expenses) and income, net in the consolidated statement of operations.

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

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in Other operating (expenses) and income, net together with foreign exchange gains and losses.

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

Short-term investments

Short-term investments are primarily comprised of funds and bonds carried at fair value through profit and loss. The primary purpose of the portfolio is to secure and increase value of the investments compared to keeping cash in bank accounts, until cash is needed for other investments in the business, for example new production facilities. Based on the primary purpose of the portfolio and indicators identified in the IFRS 9 Financial Instruments test, the overall assessment is that the portfolio is the business model “Other”. The investments in the portfolio are therefore recognized at fair value through profit or loss and presented as short-term investments and cash and cash equivalents in the statement of financial position.

Derecognition of financial assets

Purchases and sales of financial instruments are reported on the trade date, that is, the date on which the Group commits itself to purchase or sell the asset. Financial assets are derecognized from the statement of financial position when the right to receive cash flows from the instrument has expired or been transferred, and the Group has, in all significant aspects, transferred all risk and benefits associated with the ownership. Profits and losses arising from derecognition from the statement of financial position are recognized directly in the consolidated statement of operations.

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

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligations are settled, canceled or have expired in any other way. The difference between the carrying value of a financial liability that has been extinguished or transferred to another party and the fee paid are reported in the consolidated statement of operations.

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

For trade receivables, the Group applies the simplified approach, i.e., the reserve will correspond to the expected loss over the lifetime of the trade receivables. In order to measure the expected credit losses, trade receivables have been grouped based on days past due. The Group applies forward-looking variables for expected credit losses. Expected credit losses are recognized in the consolidated statement of operations, in selling, general and administration expenses.

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

2.18. Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the consolidated statement of operations net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for restoration costs

The Group recognizes provisions for restoration costs of leased manufacturing facilities. Restoration costs are provided for at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the liability for the restoration costs. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of operations as a finance expense. The estimated future costs of the restorations are reviewed annually and adjusted as appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to, or deducted from the cost of the asset.

Provision for restructuring costs

The Group recognizes provisions for restructuring costs only when there is a constructive obligation, which is when:

•
there is a detailed formal plan that identifies the business or part of the business concerned, the location and number of employees affected, the detailed estimate of the associated costs, and the timeline; and
•
the employees affected have been notified of the plan’s main features.

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

The Swedish Financial Reporting Board is a private sector body in Sweden with the authority to develop interpretations of IFRS Standards for consolidated financial statements for issues that are very specific to the Swedish environment, for example, UFR 10 Accounting for the pension plan ITP 2 financed through an insurance in Alecta. The Group’s pension obligations for certain employees in Sweden, which are secured through an insurance with Alecta, are reported as a defined contribution plan. According to UFR 10, this is a defined benefit multi-employer plan. For the financial year 2021, the Group has not had access to information in order to be able to report its proportional share of the obligations of the plan, plan assets and costs and therefore, it has not been possible to recognize the plan as a defined benefit plan. The ITP 2 pension plan, secured through an insurance with Alecta, is therefore reported as a defined contribution plan. The premium of the defined contributions plan for retirement pensions and survivor’s pension is calculated individually and is, among other factors, based

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

on salary, previously earned pension and expected remaining years of service. Expected premiums for the next reporting period for ITP 2 insurances signed with Alecta is $1.0 million. Premiums for the year ended December 31, 2022 for ITP 2 insurances signed with Alecta amounted to $1.1 million (2021: $1.7 million).

The collective consolidation level comprises the market value of Alecta’s assets as a percentage of the insurance obligations in accordance with Alecta’s actuarial methods and assessments. The collective consolidation level should normally be allowed to vary between 125% and 175%. If Alecta’s collective consolidation level falls below 125% or exceeds 175%, measure should be taken in order for the consolidation level to return to the normal interval. At a low consolidation, one measure might be to increase the price when signing new insurance agreements and an expansion of existing benefits. At a high level of consolidation, one measure might be to introduce lower premiums. At the end of the financial year 2022, Alecta’s surplus of the collective consolidation level was 172%.

Share-based payments—equity settled

Employee stock options (ESOP) and Restricted Stock Units (RSU) (2021)

For share-based payment schemes, the fair value of the instruments granted are established at the grant date and recognized as an employee benefits expense, with a corresponding increase in equity.

The fair value of ESOPs at grant date has been established by using the Black-Scholes option pricing model and input data in the model is disclosed in Note 8 Share-based payments.

The awards only have a service condition whereby the awards vest in 12-month installments over 36 months. Each of the installments are treated as separate awards which are expensed on a linear basis for each installment period i.e., 12 months, 24 months, and 36 months; this will result in a front-loaded IFRS 2 charge. At the end of each period, the entity revises its estimates of the number of instruments that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to retained earnings within equity.

Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

2.22 Non-current assets held for sale

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs of disposal. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs of disposal. A gain is recognized for any subsequent increases in fair value less costs of disposal of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset (or disposal group) is recognized at the date of derecognition.

Property, plant and equipment are not depreciated once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

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
•
optimize the Group’s finance net.

The Group’s risk management is predominantly controlled by a central treasury department (“Group Treasury”) under policies owned by the CFO and approved by the Board of Directors. The CEO is responsible to the Board of Directors for the risk management and ensuring that the guidelines and risk mandates are followed and carried out in accordance with established treasury policy.

Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The treasury policy provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity. The treasury policy (a) identifies categories of financial risks and describe how they should be managed, (b) clarifies the responsibility in financial risk management among the Board of Directors, the CEO, the CFO, Group Treasury and the Subsidiaries, (c) specifies reporting and control requirements for Group treasury functions and (d) ensures that the treasury operations of the Group are supporting the overall strategy of the Group.

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

Due to the growth profile of the Group it is necessary to maintain a dynamic risk management of currency. Group Treasury monitors forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies which have a net cash flow that is positive or negative, Group Treasury has the possibility to use foreign exchange instruments (FX forward or spot) to manage the risk. The treasury policy mandates Group Treasury to hedge between 0% and 100% of the exposure for the following 18 months and the aim is to be between 50% and 100%. The Group does not apply hedge accounting. As of December 31, 2022, the Group had currency derivatives of SEK 500 million (2021: -) for which the fair value was $0.3 million (2021: -).

Exposure

The Group’s primary exposure to foreign currency risk at the end of the reporting period, expressed in thousands of USD was as follows:

	As at December 31, 2022
	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY
Trade receivables	—	6,864	25	—
Short-term deposits	—	—	—	4,315
Liabilities to credit institutions	—	(4,002)	—	—
Trade payables	(942)	(15,944)	—	—
Lease liabilities	—	(2,615)	—	—
Total	(942)	(15,697)	25	4,315

	As at December 31, 2021
	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY
Trade receivables	—	9,220	382	—
Short-term deposits	—	—	—	78,766
Liabilities to credit institutions	—	(5,314)	—	—
Trade payables	(723)	(14,732)	(1,238)	—
Lease liabilities	—	(2,903)	—	—
Total	(723)	(13,729)	(856)	78,766

Sensitivity

The Group is primarily exposed to changes in USD/SEK, EUR/SEK, GBP/SEK and CNY/SEK exchange rates. The Group’s risk exposure in foreign currencies:

Impact on loss before tax
	2022	2021	2020
USD/SEK exchange rate—increase/decrease 10%	+/- 94	+/- 72	+/- 4,444
EUR/SEK exchange rate—increase/decrease 10%	+/- 1,471	+/- 1,211	+/- 6,129
GBP/SEK exchange rate—increase/decrease 10%	+/- 17	+/- 63	+/- 2,786
CNY/SEK exchange rate—increase/decrease 10%	+/- 3,003	+/- 7,877	—

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

Interest-rate risk

The Group’s main interest rate risk arises from long-term liabilities to credit institutions with variable rates (Euro Interbank Offered Rate “Euribor” 3 Months during 2022, 2021 and 2020 and Stockholm Interbank Offered Rate “Stibor” 3 Months during 2020), which expose the Group to cash flow interest rate risk. As of December 31, 2022, the nominal amount of liabilities to credit institutions with variable interest rate was $4.0 million with no hedges. As of December 31, 2021, the nominal amount of liabilities to credit institutions with variable interest rate was $5.3 million with no hedges.

Sensitivity

Profit or loss is sensitive to higher/lower interest expense primarily from liabilities to credit institutions as a result of changes in interest rates.

	Impact on loss before tax
	2022	2021	2020
Interest rates - increase/decrease by 100 basis points	+/- 526	+/- 60	+/- 996

Fair value / Price risk

The Group is exposed to price risk from changes in fair value from short-term investments held by the Group that are classified as fair value through profit and loss. To manage the risk arising from investments, surplus liquidity may be invested primarily in liquid assets with low risk, investment grade BBB- or better rated. All of the short-term investments matured during 2022 and as at December 31, 2022, the Group had no investments at fair value. The fair value of the short-term investments as of December 31, 2021 was $250 million. The investment portfolio consisted of funds, bonds and certificates in USD and SEK. Funds consisted of primarily “money market funds”, i.e., a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating debt-based securities with a short-term maturity. Bonds and certificates consisted of corporate bonds and commercial papers.

Sensitivity

Profit or loss is sensitive to changes in fair value from short-term investments.

	Impact on loss before tax
	2022	2021	2020
Fair value - increase/decrease by 10%	—	+/- 25	—

Commodity price risk

The Group is exposed to risk related to the price and availability of our ingredients and our profitability is dependent on, among other things, our ability to anticipate and react to availability of ingredients and inflationary pressures. Currently, the main ingredient in our products is oat. The Group purchases oats from millers in Belgium, Sweden, Finland, the United States, Malaysia and China, so supply may be particularly affected by any adverse events in these countries and regions. The prices of oats and other ingredients, such as rapeseed oil, used are subject to many factors beyond the Group’s control, including poor harvests due to adverse weather conditions, natural disasters and changes in world economic conditions, including as a result of COVID-19 and the conflict in Ukraine. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with suppliers for the following year based on the outcome of the current year harvest.

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

A general commodity cost price increase of 5% would have increased our 2022 commodity costs by $11.2 million. A general commodity cost price increase of 5% would have increased our 2021 commodity costs by $10.0 million.

3.1.2 Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost.

Financial counterparty credit risk is managed on a Group basis. The external financial counterparties must be high-quality international credit institutions or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2022 and 2021 were in the range from BBB to AA+.

Customer and supplier credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2022, one customer in the foodservice channel represented approximately 14% (2021: 14%) of total revenue. The Group has not had any incurred credit losses from this customer historically. During 2020, there was no customer who individually represented more than 10% of revenue.

The Group has primarily one type of debt instrument carried at amortized cost, subject to the expected credit loss model: trade receivables.

Trade receivables

The Group applies the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables have been grouped based on days past due. The expected loss rates are based on sales over a period of 36 months before December 31, 2022, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. In cases when the Group has more information on customers than the statistical model reflects, a management overlay is made for those specific customers. Historically, the Group has experienced immaterial credit losses. Based on the historical data of low credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material. The Group has during 2022 and 2021 no significant impairment losses relating to specific customers.

The aging of the Group’s trade receivables is as follows:

	2022	2021
Current	83,020	78,771
1-30 days past due	9,739	18,387
31-60 days past due	4,630	4,268
61-90 days past due	1,431	1,159
91- days past due	5,865	3,817
Gross carrying amount	104,685	106,402
Allowance for expected credit losses	(3,730)	(883)
Net carrying amount	100,955	105,519

The movements in the Group’s allowance for expected credit losses of trade receivables are as follows:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	2022	2021
As at January 1	(883)	(712)
Increase of allowance recognized in statement of operations during the year	(3,666)	(490)
Receivables written off during the year as uncollectible	205	—
Unused amount reversed	578	290
Translation differences	36	29
As at December 31	(3,730)	(883)

Trade receivables are written off where there is no reasonable expectation of recovery. Assessments are made individually, in each case, based on indicators that there is no reasonable expectation of recovery. Indicators include, among others, the failure of a debtor to engage in a repayment plan with the Group. Impairment losses on trade receivables are presented as selling, general and administration expenses within operating loss. Subsequent recoveries of amounts previously written off are credited against the same line item.

3.1.3 Liquidity risk

Liquidity risk is the Group’s risk of not being able to meet the short-term payment obligations due to insufficient funds. Management monitors rolling forecasts of the Group’s liquidity reserve (comprising the undrawn borrowing facilities below) and cash and cash equivalents on the basis of expected cash flows. This is monitored at Group level with input from local management. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

As at December 31, 2022, the Group held cash and cash equivalents of $82.6 million (2021: $295.6 million) and short-term investments of $— million ($249.9 million) that are available for managing liquidity risk. The Group has both long-term and a short-term financing with credit institutions.

In April 2021, the Group entered into Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of $344.5 million) with an accordion option of another SEK 850 million (equivalent of $81.3 million), subject to the fulfillment of certain conditions and at the lenders’ discretion. The initial term of the SRCF Agreement was three years from May 20, 2021, with an option to extend twice, for one additional year each at the lenders’ discretion. Borrowings under the SRCF Agreement are repayable at the end of the interest period to which that loan relates and carry an interest rate of the aggregate of the applicable margin and SONIA, LIBOR (with a rate switch to SOFR), STIBOR or EURIBOR, depending on the denominated currency, amounts loaned and if the denominated currency is a rate switch currency. Under the SRCF Agreement, the Group is subject to both financial and non-financial covenants. The non-financial covenants are covenants linked to sustainability measures. The financial covenants are tangible solvency, minimum EBITDA and liquidity requirements. The financial covenants are subject to a conversion right that may be exercised at the Group’s discretion from December 31, 2023, and following such conversion, the existing tangible solvency, minimum EBITDA and liquidity covenants will fall away and be replaced with a total net leverage ratio. The SRCF Agreement also contains limitations on the Group’s ability to pay dividends. The SRCF agreement replaced the previous credit facility of $146.3 million.

In March 2022, the SRCF Agreement was amended for the purpose of, among other things, (i) postponing the application of the minimum EBITDA financial covenant from the third quarter of 2022 to (A) the second quarter of 2023 or (B) provided that the Group has successfully raised capital of at least $400 million by December 31, 2022, the second quarter of 2024, (ii) lowering the applicable tangible solvency ratio financial covenant levels, and (iii) introducing further restrictions on dividends from the Company stipulating that, following the exercise of the covenant conversion right, in addition to the requirement that no Event of Default (as defined in the SRCF Agreement) is outstanding or would occur immediately thereafter, any dividend from the Company is subject to the total net leverage ratio being equal to or less than 1.00:1 immediately before and after the making of such dividend.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

In June 2022, the Group issued a sustainable incremental facility notice (the “Incremental Facility Notice”) under the existing SRCF Agreement and established the accordion of SEK 850 million (equivalent of $81.3 million) under the SRCF Agreement. For more details on the establishment of the accordion, see the Form 6-K filed by the Company on June 24, 2022.

In November 2022, the SRCF Agreement was amended for the purpose of postponing the application of the minimum EBITDA financial covenant from the second quarter of 2023 to (A) the fourth quarter of 2023 or (B) provided that the Group has successfully raised capital (whether in the form of equity and/or debt) of at least $200 million by June 30, 2023, the second quarter of 2024. For the November 2022 amendment, the Group paid a fee of SEK 8.9 million (equivalent of $0.9 million) which has been accounted for as a cost in the consolidated statement of operations.

In November 2022, the Group's indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $21.6 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the "CMB Credit Facility"). Individual utilizations under the CMB Credit Facility are subject to the lender's approval. The CMB Credit Facility is available for one year, is unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., and distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default.

In December 2022, the Incremental Facility Notice was amended by way of a waiver and amendment letter (the “Waiver and Amendment Letter”) to (i) reduce the aggregate amount of the Incremental Facility commitments to SEK 521.8 million (equivalent of $49.9 million) and (ii) amend the capital raise drawdown condition under the Incremental Facility as follows. Drawdowns under the Incremental Facility are now subject to the Company notifying the Agent under the SRCF Agreement that the group has successfully raised capital (whether in the form of equity and/or debt) of at least $400 million by December 31, 2023, and if this has not occurred by December 31, 2023, the Incremental Facility will be canceled.

As of December 31, 2022 and 2021, the liabilities to credit institutions balance amounted to $52.6 million and $6.0 million, respectively, and is related to outstanding amounts under the SRCF agreement and European Investment Fund Facility ("EIF Facility"). As of December 31, 2022, the Group had utilized loan amounts under the SRCF agreement of SEK 500 million (equivalent of $ 47.9 million). The EIF Facility was entered into in October 2019. In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remain unchanged. As of December 31, 2022 and 2021, the Group had €3.8 million (equivalent of $4.0 million) and €4.7 million (equivalent of $5.0 million), respectively, outstanding on the EIF Facility.

As of December 31, 2022, there were no outstanding borrowings under the CMB Credit Facility.

As of December 31, 2020, the Group also had a term loan of $88.4 million that was repaid in 2021.

In total, the Group had access to undrawn bank overdraft facilities at the end of the reporting period amounting to $318.4 million (2021: $397.8 million).

For changes in facilities and borrowings after the reporting period, see Note 35 Events after the end of the reporting period.

3.1.4 Refinancing risk

Refinancing risk is defined as the risk for difficulties in refinancing the Group, that financing cannot be achieved, or can only be achieved at a higher cost. Liabilities to credit institutions and available facilities within the Group has an average maturity of 16 months (2021: 27 months, 2020: 18 months).

During 2021, the Group entered into a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of $344.5 million) with an accordion option of another SEK 850 million (equivalent of $81.3 million), subject to the fulfillment of certain conditions and at the lenders’ discretion. The revolving credit facility has been subject to amendments during the year ended December 31, 2022. See above under “Liquidity risk” for further details on the amendments.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

For other changes in facilities and borrowings during the reporting period, see above Note 3.1.3 Liquidity risk.

For changes in facilities and borrowings after the reporting period, see Note 35 Events after the end of the reporting period.

The tables below analyze the Group’s financial liabilities into maturity groupings based on their contractual maturities for:

a)
all non-derivative financial liabilities; and
b)
net settled derivative financial instruments for which the contractual maturities represent the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

December 31, 2022	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade payables	82,516	—	—	—	—	82,516	82,516
Liabilities to credit institutions	49,327	1,127	1,443	1,376	—	53,273	52,590
Lease liabilities	4,671	14,015	13,328	35,201	113,277	180,492	99,108
Total non-derivatives	136,514	15,142	14,771	36,577	113,277	316,281	234,214

Derivatives
Interest rate swaps - net settled	388	—	—	—	—	388	316
Total derivatives	388	—	—	—	—	388	316

December 31, 2021	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade payables	93,043	—	—	—	—	93,043	93,043
Liabilities to credit institutions	1,240	4,904	—	—	—	6,144	5,987
Lease liabilities	4,275	12,826	19,134	39,702	200,327	276,265	143,219
Total non-derivatives	98,558	17,730	19,134	39,702	200,327	375,452	242,249

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Revenue recognition—variable consideration

If the consideration in a contract includes a variable amount, the Group estimates the consideration to which the Group will be entitled in exchange for transferring goods to the customer. The Group’s expected discounts and payments for trade promotion activities are analyzed on a per customer basis. The Group estimates the consideration using either the expected value method or the most likely amount method, depending on which method better predicts the amount of consideration to which the Group will be entitled. The most likely amount method is used for contracts with a single contract sum, while the expected value method is used for contracts with more than one threshold due to the complexity and the activities agreed with the individual customer.

Management makes judgments when deciding whether trade promotion activities with a customer should be classified as a reduction to revenue or as a marketing expense. Generally, activities with the individual customer are accounted for as a reduction to revenue whereas costs related to broader marketing activities are classified as marketing expenses.

Valuation of loss carry-forwards

A deferred tax asset is only recognized for loss carry-forwards, for which it is probable that they can be utilized against future tax surpluses and against taxable temporary differences. The majority of the loss carry-forwards as at December 31, 2022 and 2021 are not recognized in the Group as these are not expected to be utilized in the foreseeable future. Refer to Note 12 Income tax for further details.

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

The majority of the extension options in properties and production equipment have not been included in the lease liability, primarily due to the fact that the Group could replace the assets without significant cost or business disruption. However, for five production plants, one which commenced during 2022 and four which commenced during 2021, extension options have been included in the lease term since the Group intends to make larger investments in the plants. The total lease terms for these production plants are between 10 and 40 years. No contracts were amended during 2022 for existing production plants. For two existing production plants, the contracts were amended during 2021 and additional extension options were included for a total lease term of 40 years.

The lease term is reassessed when it is decided that an option will be exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. Refer to Note 16 Leases for further details.

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

Embedded leases

The Group has supplier contracts that have been reviewed in order to assess if the agreements contain embedded leases. There is judgment involved in assessing if an arrangement contains an embedded lease. The general rule is that an arrangement contains a lease if (1) there is an explicit or implicit identified asset in the contract, and (2) the customer controls

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

use of the identified asset. For one supplier contract entered into during 2022, and two supplier contracts entered into during 2021, the Group has concluded that there are embedded leases. The lease liability for these embedded leases as of December 31, 2022 was approximately $10.5 million (2021: $10.0 million). For all other contracts and amendments, the Group has concluded that these agreements do not contain any embedded leases since it does not have the right to direct how and for what purpose the assets are used throughout the period of use.

Inventories

Inventories are valued at the lowest of cost and net realizable value. The cost of conversion of inventories includes a systematic allocation of fixed and variable production overheads. The allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Normal capacity is the production expected to be achieved on average over a number of periods under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Management makes judgments and estimates when determining normal capacity and unallocated overheads are recognized as an expense in the period in which they are incurred.

For estimation of obsolescence, assumptions are required in relation to forecast sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. For further detailed information on write-downs of inventories, refer to Note 19 Inventories.

Test of impairment of non-financial assets, including goodwill

In accordance with the accounting principle presented in Note 2 Summary of significant accounting policies the Group performs tests annually and if there are any indications of impairment to determine whether there is a need for impairment of goodwill. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Group considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. At a few occasions towards the end of 2022 the market capitalization of the Group was in level or below the book value of its equity, indicating a potential impairment of goodwill and impairment of the non-financial assets of the cash-generating units ("CGUs"). In addition, the overall macroeconomic uncertainty around the world added to the indication of potential impairment. Based on this, Management decided, as of December 31, 2022, to perform impairment tests for all the three operating segments, not only for the CGU containing goodwill. At present, the Group only has goodwill allocated to the operating segment EMEA.

Recoverable amounts for cash generating units are established through the calculation of the value in use. The calculation of the value in use is based on estimated future cash flows. The Group has determined that long-term EBITDA margin, the discount rate and the long-term growth rate are the most significant assumptions in the impairment test. For further details on the test of impairment of goodwill refer to Note 14 Intangible assets and for the test of other non-financial assets refer to Note 15 Property, plant and equipment.

Share-based payments

The Group measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of share-based payment transactions including sensitivity analysis are disclosed in Note 8 Share-based payments.

Assets held for sale

On December 30, 2022, Oatly, Inc., and its wholly owned subsidiary, Oatly US Operations & Supply Inc., entered into an asset purchase agreement with Ya YA Foods USA LLC (“YYF”), and parent Aseptic Beverage Holdings LP, to establish a strategic partnership pursuant to which Oatly, Inc. will sell its manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, to YYF. Subject to the terms and conditions of the Asset Purchase Agreement, YYF will acquire a majority of the assets that are used in the operation of the manufacturing facilities in Ogden, Utah (the "Ogden Facility") and Dallas-Fort Worth, Texas (the "DFW Facility" and, together with the Ogden Facility, the "Facilities") and assume the obligations arising

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

under the real property leases and certain contracts for and related to the Facilities. The Company will continue to own all intellectual property related to production of oat base, the Company’s principal, proprietary ingredient for all Oatly products, and the Company will continue to own and operate its own equipment, fixtures and supplies associated with its production of oat base at the Facilities. The criteria to be classified as held for sale at that date is considered to be met for the following reasons:

•
The assets subject to the Asset Purchase Agreement are available for immediate sale and can be sold to the buyer in their current condition.
•
The actions to complete the sale were initiated and expected to be completed within one year from the date of initial classification.
•
The Asset Purchase Agreement was signed on December 30, 2022.

Refer to Note 34 Non-current assets held for sale and Note 35 Events after the end of the reporting period for further details.

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

5.2. Revenue Adjusted EBITDA and EBITDA

For the year ended December 31, 2022	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	345,509	223,880	152,849	—	—	722,238
Intersegment revenue	34,940	820	3,659	—	(39,419)	—
Total segment revenue	380,449	224,700	156,508	—	(39,419)	722,238
Adjusted EBITDA	(10,298)	(62,837)	(75,183)	(119,605)	—	(267,923)
Share-based compensation expense	(4,314)	(4,485)	(6,973)	(19,694)	—	(35,466)
Restructuring costs(1)	(918)	(797)	(309)	(2,391)	—	(4,415)
Asset impairment charge and other costs related to assets held for sale(2)	—	(39,581)	—	—	—	(39,581)
EBITDA	(15,530)	(107,700)	(82,465)	(141,690)	—	(347,385)
Finance income	—	—	—	—	—	15,256
Finance expenses	—	—	—	—	—	(16,665)
Depreciation and amortization	—	—	—	—	—	(48,600)
Loss before tax	—	—	—	—	—	(397,394)

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

For the year ended December 31, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	336,452	179,830	126,908	—	—	643,190
Intersegment revenue	89,460	908	—	—	(90,368)	—
Total segment revenue	425,912	180,738	126,908	—	(90,368)	643,190
Adjusted EBITDA	21,959	(44,560)	(16,480)	(107,896)	—	(146,977)
Share-based compensation expense	(3,780)	(2,963)	(4,192)	(12,697)	—	(23,632)
Product recall(3)	(1,654)	—	—	—	—	(1,654)
Asset impairment charge(4)	(4,970)	—	—	—	—	(4,970)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	11,555	(47,523)	(20,672)	(129,881)	—	(186,521)
Finance income	—	—	—	—	—	14,435
Finance expenses	—	—	—	—	—	(15,740)
Depreciation and amortization	—	—	—	—	—	(27,222)
Loss before tax	—	—	—	—	—	(215,048)

For the year ended December 31, 2020	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	267,691	99,997	53,663	—	—	421,351
Intersegment revenue	35,208	230	—	—	(35,438)	—
Total segment revenue	302,899	100,227	53 663	—	(35,438)	421,351
Adjusted EBITDA	39,456	(25,117)	(2,141)	(44,480)	—	(32,282)
Share-based compensation expense	—	—	—	(1,014)	—	(1,014)
IPO preparation and transaction costs	—	—	—	(679)	—	(679)
EBITDA	39,456	(25,117)	(2,141)	(46,173)	—	(33,975)
Finance income	—	—	—	—	—	515
Finance expenses	—	—	—	—	—	(11,372)
Depreciation and amortization	—	—	—	—	—	(13,118)
Loss before tax	—	—	—	—	—	(57,950)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2022 refer to intersegment revenue for sales of products from EMEA to Americas and Asia, from

Americas to Asia and from Asia to EMEA. Eliminations in 2021 and 2020 refer to intersegment revenue for sales of products from EMEA to Americas and Asia, and from Americas to Asia.

(1)
Relates to accrued severance payments as the Company reviews its organizational structure. See the Company's Form 6-K filed on November 14, 2022.
(2)
The 2022 asset impairment charge and other costs related to assets held for sale relate to the YYF Transaction. See Note 34 Non-current assets held for sale for further details.
(3)
Relates to recall of products in Sweden as communicated on November 17, 2021. See the Company's Form 6-K filed on November 17, 2021.
(4)
The 2021 asset impairment charge related to production equipment at our Landskrona production facility in Sweden for which we had no alternative use.

5.3 Non-current assets by country

Non-current assets for this purpose consists of property, plant and equipment and right-of-use assets:

	2022	2021
UK	186,759	119,973
US(1)	130,295	262,538
China	122,495	101,082
Sweden	108,073	122,488
Singapore	29,944	36,182
Other	23,984	25,833
Total	601,550	668,096

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

(1)
The decrease in the U.S. is primarily attributable to certain assets being classified as assets held for sale. Refer to Note 34 Non-current assets held for sale for further details.

5.4. Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	2022	2021	2020
US	220,981	177,180	99,988
China	134,001	111,830	47,452
UK	124,948	120,278	92,805
Germany	79,764	70,699	51,673
Sweden	48,749	57,937	56,587
The Netherlands	25,582	24,047	17,017
Finland	23,353	27,420	25,818
Other	64,860	53,799	30,011
Total	722,238	643,190	421,351

5.5. Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Year Ended December 31, 2022	EMEA	Americas	Asia	Total
Retail	285,797	118,870	17,454	422,121
Foodservice	58,867	101,166	100,031	260,064
Other	845	3,844	35,364	40,053
Total	345,509	223,880	152,849	722,238

Year Ended December 31, 2021	EMEA	Americas	Asia	Total
Retail	282,090	96,552	9,297	387,939
Foodservice	49,802	78,860	94,463	223,125
Other	4,560	4,418	23,148	32,126
Total	336,452	179,830	126,908	643,190

Year Ended December 31, 2020	EMEA	Americas	Asia	Total
Retail	228,862	65,485	3,626	297,973
Foodservice	35,402	31,152	41,763	108,317
Other	3,427	3,360	8,274	15,061
Total	267,691	99,997	53,663	421,351

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 14% in 2022 and 2021 were derived from a single external customer in the foodservice channel. These revenues are attributed to the Americas and Asia segments. There were no revenues in 2020 of 10% or more that derived from a single external customer.

Our oatmilk accounted for approximately 89%, 91%, and 90% of our revenue in the years ended December 31, 2022, 2021 and 2020, respectively.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

6. Depreciation, amortization and impairment by function

	2022
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(31,372)	(8,427)	—	(39,799)
Research and development expenses	(490)	(186)	(89)	(765)
Selling, general and administrative expenses	(572)	(4,476)	(2,988)	(8,036)
Total depreciation/amortization/impairment(1) by function	(32,434)	(13,089)	(3,077)	(48,600)

(1)
The impairment related to the assets held for sale is included in Other operating (expenses) and income, net in the consolidated statement of operations. Refer to Note 34 Non-current assets held for sale for details on the YYF Transaction.

	2021
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold(1)	(16,337)	(5,894)	—	(22,231)
Research and development expenses	(294)	(58)	(77)	(429)
Selling, general and administrative expenses(2)	(3,546)	(3,863)	(2,123)	(9,532)
Total depreciation/amortization/impairment by function	(20,177)	(9,815)	(2,200)	(32,192)
(1)
Within property, plant and equipment, the cost of goods sold portion of the EMEA asset impairment amounted to $1.5 million.
(2)
Within property, plant and equipment, the selling, general and administrative expenses portion of the EMEA asset impairment amounted to $3.5 million.

	2020
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(6,131)	(3,314)	—	(9,445)
Research and development expenses	(17)	(7)	(12)	(36)
Selling, general and administrative expenses	(189)	(2,500)	(948)	(3,637)
Total depreciation/amortization/impairment by function	(6,337)	(5,821)	(960)	(13,118)

7. Employee and personnel costs

The disclosure amounts are based on the expense recognized in the consolidated statement of operations.

	2022	2021	2020
Salaries and other remuneration	(151,444)	(109,847)	(62,769)
Social security costs	(24,241)	(19,158)	(11,376)
Share-based payments	(35,466)	(23,632)	(1,014)
Pension costs—defined contribution plans	(9,208)	(8,390)	(4,543)
Total employee benefits	(220,359)	(161,027)	(79,702)

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Key management compensation	2022	2021	2020
Short-term employee benefits	(8,207)	(6,459)	(4,660)
Post-employment benefits	(638)	(766)	(652)
Share-based payments	(19,011)	(13,921)	(1,014)
Social security contributions	(3,780)	(2,521)	(1,331)
Total	(31,636)	(23,666)	(7,657)

During the year ended December 31, 2022, key management consisted of an average of 14 members of management, including our Executive Officers (CEO and CFO) and excluding the Board of Directors (2021: 13 members; 2020: 13 members). As of December 31, 2022, key management consisted of 13 members.

7.1 Employee benefits expenses by function

	2022	2021	2020
Cost of goods sold	(51,106)	(35,959)	(23,133)
Research and development expenses	(13,739)	(10,336)	(4,145)
Selling, general and administrative expenses	(155,514)	(114,732)	(52,424)
Total	(220,359)	(161,027)	(79,702)

8. Share-based payments

2021 Plan

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units (“RSUs”). To secure the future delivery of the shares under the 2021 Plan the shareholders resolved to issue 69,496,515 warrants.

RSUs

During the twelve months ended December 31, 2022, the Company, under the 2021 Plan, granted 8,024,889 RSUs, of which 841,514 RSUs were granted to members of key management, including our Executive Officers (CEO and CFO), and the Board of Directors. 542,922 RSUs vested during the period related to the May 2021 and November 2021 grant, of which 32,940 were to key management. The RSUs are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees under the 2021 plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service on the applicable vesting date.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Activity in the Group´s RSUs outstanding and related information is as follows:

	Weighted average grant date fair value ($)	Number of RSUs
As of December 31, 2020	—	—
Granted during the period	14.78	1,832,777
Forfeited during the period	16.16	(131,770)
As of December 31, 2021	14.67	1,701,007
Granted during the period	3.07	8,024,889
Forfeited during the period(1)	5.17	(1,035,380)
Vested during the period	14.96	(542,922)
As of December 31, 2022	4.42	8,147,594

—

(1)
Includes 493,856 forfeited RSUs related to the Company's organizational restructuring and the YYF Transaction. Refer to Note 34 Non-current assets held for sale for details on the YYF Transaction.

Employee stock options

During the twelve months ended December 31, 2022, the Company granted 9,651,313 stock options of which 7,113,813 were granted to members of key management. 2,334,105 stock options vested during the period, of which 1,901,936 were to key management. The stock options are accounted for as equity-settled share-based payment transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ordinary shares on grant date. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment.

Activity in the Group's stock options outstanding and related information is as follows:

	Weighted average exercise price ($)	Number of employee stock options
As of December 31, 2020	—	—
Granted during the period	16.86	7,002,430
Forfeited during the period	17.00	(44,118)
As of December 31, 2021	16.86	6,958,312
Granted during the period	3.45	9,651,313
Forfeited during the period(1)	6.71	(2,204,399)
Expired during the period	17.00	(66,174)
As of December 31, 2022	9.40	14,339,052
Vested and exercisable as of December 31, 2022	16.86	2,267,931

—

(1)
Includes 1,213,585 forfeited stock options related to the Company’s organizational restructuring during the year ended December 31, 2022.

The fair value at grant date of the stock options granted during the financial year 2022 was USD 1.49 for the May 2022 grant date and USD 0.86 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was USD 6.24 for the May 2021 grant date and USD 3.67 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The following tables lists the inputs to the Black-Scholes option-pricing model used for employee stock options granted during the financial year 2022 and 2021, respectively:

	May 2022	November 2022
Exercise price ($)	3.56	1.88
Expected term (years)	6-8	6-8
Share price at grant date	3.56	1.88
Expected price volatility of the Company's shares (%)	35.00	37.00
Risk-free interest rate (%)	2.82-2.81	3.96-3.89

	May 2021	November 2021
Exercise price ($)	17.00	9.92
Expected term (years)	6-8	6-8
Share price at grant date	17.00	9.92
Expected price volatility of the Company's shares (%)	33.00	33.00
Risk-free interest rate (%)	1.09-1.44	1.34-1.48

Valuation assumptions are determined at each grant date and, as a result, are likely to change for share-based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of the employee stock options. The sensitivity analysis below shows the impact of increasing and decreasing the share price by 10%, expected volatility by 2% as well as the impact of increasing and decreasing the expected term by 6 months.

The following tables shows the impact of these changes on fair value per employee stock option granted 2022 and 2021, respectively:

	May 2022	November 2022
Share price decrease 10%	(0.26)	(0.14)
Share price increase 10%	0.27	0.15
Volatility decrease 2%	(0.06)	(0.03)
Volatility increase 2%	0.06	0.03
Expected life decrease 6 months	(0.06)	(0.03)
Expected life increase 6 months	0.05	0.03

	May 2021	November 2021
Share price decrease 10%	(1.16)	(0.68)
Share price increase 10%	1.23	0.73
Volatility decrease 2%	(0.31)	(0.18)
Volatility increase 2%	0.31	0.18
Expected life decrease 6 months	(0.26)	(0.14)
Expected life increase 6 months	0.26	0.14

Share-based payments expense was $35.5 million for the twelve months ended December 31, 2022 (2021: $23.6 million, 2020: $1.0 million).

9. Other operating (expenses) and income, net

	2022	2021	2020
Impairment charge related to assets held for sale (Note 34)	(38,292)	—	—
Other costs related to assets held for sale (Note 34)	(1,289)	—	—
Exchange rate differences (Note 11)	(3,776)	662	(1,792)
Other	2,406	1,282	78
Other operating (expenses) and income, net	(40,951)	1,944	(1,714)

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

10. Finance income and expenses

	2022	2021	2020
Interest income	2,144	1,774	119
Net foreign exchange difference	13,112	12,661	396
Total finance income	15,256	14,435	515
Interest expenses—loan from credit institutions	(5,784)	(8,623)	(5,627)
Interest expenses—lease liabilities	(8,144)	(5,026)	(1,462)
Interest expenses—shareholder loans	—	(5,256)	(7,343)
Fair value changes derivatives	(287)	(16)	976
Fair value changes short-term investments	(1,821)	(222)	—
Other financial expenses	(629)	(518)	(478)
Borrowing costs capitalized	—	3,921	2,562
Total finance expenses	(16,665)	(15,740)	(11,372)

Capitalized borrowing costs

For the year ended December 31, 2022, there were no capitalized borrowing costs. For the years ended December 31, 2021 and 2020, borrowing costs have been capitalized for qualifying assets that consist of construction in progress for production facilities. The capitalization rate used to determine the amount of borrowing costs that have been capitalized, is the weighted average interest rate applicable to the Group’s general liabilities to credit institutions, shareholder loan and lease liabilities during the year, in this case 3.82% for 2021 and 6.78% for 2020.

11. Net exchange rate differences

The exchange-rate differences recognized in the consolidated statement of operations are included as follows:

	2022	2021	2020
Other operating (expenses) and income, net (Note 9)	(3,776)	662	(1,792)
Finance income and expenses, net (Note 10)	13,112	12,661	396
Exchange-rate differences—net	9,336	13,323	(1,396)

12. Income tax

The major components of income tax expense for the year ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Current tax:
Current income tax (expense)/benefit	(3,250)	1,887	(1,442)
Adjustments in respect of income tax of previous years	1,724	(120)	(141)
	(1,526)	1,767	(1,583)
Deferred tax:
Relating to origination and reversal of temporary differences	6,353	888	(828)
	6,353	888	(828)
Income tax benefit/(expense) reported in the consolidated statement of operations	4,827	2,655	(2,411)

Reconciliation of tax benefit/(expense) and the accounting loss multiplied by Sweden’s corporate tax rate:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	2022	2021	2020
Accounting loss before tax	(397,394)	(215,048)	(57,950)
At Sweden’s corporate income tax rate of 20.6%	81,863	44,300	12,401
Effect of tax rates in foreign jurisdictions	(803)	(835)	(1,229)
Non-taxable income	7	26	—
Non-deductible costs	(8,978)	(2,738)	(3,141)
Adjustments in respect of income tax of previous years	1,724	(120)	(141)
Change in unrecognized deferred taxes	(69,219)	(38,915)	(10,373)
Tax effect of changes in tax rates	112	(13)	(439)
Other	121	950	511
Income tax benefit/(expense)	4,827	2,655	(2,411)

The corporate tax rate in Sweden was lowered from 21.4% to 20.6% for financial years commencing after December 31, 2020.

Deferred tax

Deferred tax relates to the following:

	2022	2021
Property, plant and equipment	(11,976)	(36,642)
Tax losses carried forward	4,533	27,792
Leases	1,965	930
Share-based compensation	319	282
Accrued expenses	1,438	1,280
Deferred tax credits	766	1,822
Accrued interest	1,798	96
Loss allowances for financial assets	289	62
Inventory	4,103	560
Other	2,625	3,434
Net deferred tax assets/(liabilities)	5,860	(384)
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	5,860	2,293
Deferred tax liabilities	—	(2,677)
Deferred tax assets/(liabilities), net	5,860	(384)

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

A reconciliation of net deferred tax is shown in the table below:

	2022	2021
Balance at January 1	(384)	(1,281)
Movement recognized in the consolidated statement of operations	6,353	888
Exchange differences	(109)	9
Balance at December 31	5,860	(384)

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

Deferred tax assets have not been recognized in respect of the following items:

	2022	2021
Loss allowance for trade receivables	—	49
Accrued expenses	—	64
Tax losses carried forward	112,970	71,124
Net interest expense carried forward	2,061	2,262
Other	—	718
Total unrecognized deferred tax assets	115,031	74,217

As of December 31, 2022, the Group’s accumulated loss carry-forwards amounted to $570.6 million (2021: $484.2 million). Tax loss carry-forwards as of December 31, 2022 were expected to expire as follows:

Expected expiry	Less than 5 years	Unlimited	Total
Tax loss carry-forwards	—	570,628	570,628

The Group has unrecognized tax losses that arose in Sweden of $548.4 million (2021: $345.3 million, 2020: $136.8 million) that are available indefinitely for offsetting against future taxable profits of the companies in Sweden. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in companies that have been loss-making for some time, and there is no other evidence of recoverability in the foreseeable future. If the Group were able to recognize all unrecognized deferred tax assets on tax losses in Sweden, the result would increase by $113.0, $71.1, and $28.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The Group also has tax losses that arose in the United States of $18.3 million (2021: $126.5 million, 2020: $6.1 million). A deferred tax asset has been recognized in respect of these losses as there are sufficient taxable temporary differences to offset against. Utilization of loss carry-forwards in jurisdictions in which the Group operates may be subject to limitations if there is a change in control.

Furthermore, the Group has tax losses in other foreign jurisdictions amounting to $3.9 million (2021: $12.4 million, 2020: $8.7 million). A deferred tax asset has been recognized in respect of these losses as at December 31, 2022 as it is likely that these will be able to be utilized in the foreseeable future. The measurement of deferred tax assets is subject to uncertainty and the actual result may diverge from judgments due to future changes in business climate, altered tax laws etc. An assessment is made at each closing date of the likelihood that the deferred tax asset will be utilized.

As of December 31, 2022, no deferred tax liability had been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. It is not practicable to calculate the aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized.

The Company applies significant judgment in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it periodically evaluates positions taken in the tax returns to validate whether it has any uncertain tax positions, particularly those relating to transfer pricing. The tax filings of the Company and the subsidiaries in different jurisdictions include adjustments related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

13. Investments in subsidiaries

The Group had the following principal subsidiaries as at December 31, 2022:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Name	Country/place of registration and operations	Principal activities	Proportion of voting rights and shares held (directly or indirectly) (%)
Direct ownership
Cereal Base CEBA AB	Sweden	Holding	100%
Indirect ownership
Oatly AB	Sweden	Selling and production	100%
Oatly Sweden Operations & Supply AB	Sweden	Production	100%
Oatly UK Ltd.	United Kingdom	Selling	100%
Oatly UK Operations & Supply Ltd.	United Kingdom	Production	100%
Oatly Germany GmbH	Germany	Selling	100%
Oatly Norway AS	Norway	Selling	100%
Oy Oatly AB	Finland	Selling	100%
Oatly Netherlands BV	Netherlands	Selling	100%
Oatly Netherlands Operation & Supply BV	Netherlands	Production	100%
Oatly EMEA AB	Sweden	Selling	100%
Oatly Inc.	United States	Selling	100%
Oatly US Inc.	United States	Selling	100%
Oatly US Operations & Supply Inc.	United States	Production	100%
Havrekärnan AB	Sweden	Production	100%
Oatly Singapore Operations & Supply Pte Ltd.	Singapore	Production	100%
Oatly Hong Kong Holding Ltd.	Hong Kong, China	Selling	100%
Oatly Shanghai Co. Ltd.	China	Selling	100%
Oatly Food Co Ltd.	China	Production	100%
Oatly Thousands of Island Co Ltd.	China	Production	100%

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

14. Intangible assets

		Other Intangible assets
	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At January 1, 2021	143,826	2,786	3,225	7,843	157,680
Additions	—	2,860	1,667	2,597	7,124
Scrapped	—	(245)	—	(165)	(410)
Reclassification	—	6,553	—	(6,553)	—
Exchange differences	(13,462)	(787)	(372)	(647)	(15,268)
At December 31, 2021	130,364	11,167	4,520	3,075	149,126
Additions	—	1,961	1,628	800	4,389
Reclassification	—	2,223	—	(2,223)	—
Exchange differences	(17,460)	(1,530)	(653)	(438)	(20,081)
At December 31, 2022	112,904	13,821	5,495	1,214	133,434
Accumulated amortization
At January 1, 2021	—	(495)	(722)	—	(1,217)
Amortization charge	—	(1,420)	(780)	—	(2,200)
Exchange differences	—	109	107	—	216
At December 31, 2021	—	(1,806)	(1,395)	—	(3,201)
Amortization charge	—	(2,101)	(976)	—	(3,077)
Exchange differences	—	315	217	—	532
At December 31, 2022	—	(3,592)	(2,154)	—	(5,746)
Cost, net accumulated amortization
At December 31, 2021	130,364	9,361	3,125	3,075	145,925
At December 31, 2022	112,904	10,229	3,341	1,214	127,688

Goodwill is in its entirely related to the acquisition of Cereal Base CEBA AB in 2016.

14.1. Test of goodwill impairment

The CEO assesses the operating performance based on the Group’s three operating segments: EMEA, Americas and Asia. Goodwill is monitored by the CEO at the level of the three operating segments. The goodwill existing as at December 31, 2022 and 2021 is entirely attributable to EMEA.

The Group tests whether goodwill has suffered any impairment on an annual basis. For the 2022 and 2021 reporting period, the recoverable amount of the cash-generating unit (“CGU”) was determined based on a value in use calculation, which requires the use of assumptions. The calculations use cash flow projections based on financial budgets approved by Management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using an estimated growth rate of 2.0% (2021: 2.0%). The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates. The pre-tax discount rate used is 10.6% (2021: 12.6%).

The following are key assumptions used in value in use calculations:

•
Long-term EBITDA margin
•
Long-term growth rate
•
Pre-tax discount rate

Management has determined the values assigned to each of the above key assumptions as follows:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

•
Long-term EBITDA margin: Based on past performance and management’s expectations for the future when continuing to scale the business.
•
Long-term growth rate: This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.
•
Pre-tax discount rate: Reflect specific risks relating to the relevant segment and the countries in which they operate.

The residual value exceeds the carrying amount of goodwill.

Sensitivity analysis

The recoverable amount would equal the carrying amount if the pre-tax discount rate increased by 3.6 percentage points or if the long-term EBITDA margin decreased by 5.9 percentage points.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

15. Property, plant and equipment

A summary of property, plant and equipment as at December 31, 2022 and December 31, 2021 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At January 1, 2021	38,994	57,762	163,987	260,743
Additions	23,590	69,341	211,949	304,880
Disposals	—	(21)	—	(21)
Reclassifications	57,744	76,591	(134,820)	(485)
Exchange differences	(2,905)	(4,668)	(6,731)	(14,304)
At December 31, 2021	117,423	199,005	234,385	550,813
Additions	7,719	57,446	122,931	188,096
Sold	—	(982)	(5,254)	(6,236)
Assets held for sale (Note 34)	(64,180)	(52,534)	(31,925)	(148,639)
Disposals	—	(45)	—	(45)
Reclassifications	21,857	50,697	(72,554)	—
Exchange differences	(5,760)	(10,188)	(21,643)	(37,591)
At December 31, 2022	77,059	243,399	225,940	546,398
Accumulated depreciation and impairment
At January 1, 2021	(5,770)	(17,348)	—	(23,118)
Depreciation charge	(2,687)	(13,163)	—	(15,850)
Disposals	—	3	—	3
Impairment(1)	—	(833)	(3,494)	(4,327)
Exchange differences	567	1,560	—	2,127
At December 31, 2021	(7,890)	(29,781)	(3,494)	(41,165)
Depreciation charge	(5,854)	(26,157)	—	(32,011)
Sold	—	692	3,494	4,186
Assets held for sale (Note 34)	13,925	16,082	8,504	38,511
Impairment(2)	(10,413)	(7,647)	(8,504)	(26,564)
Exchange differences	863	2,734	—	3,597
At December 31, 2022	(9,369)	(44,077)	—	(53,446)
Cost, net accumulated depreciation and impairment
At December 31, 2021	109,533	169,224	230,891	509,648
At December 31, 2022	67,690	199,322	225,940	492,952

(1)
Relates to an asset impairment charge of certain production equipment at our Landskrona production facility in Sweden for which we had no alternative use.
(2)
Of the total $26.6 million, $26.3 million relates to an impairment charge for assets remeasured to fair value less costs of disposal as part of the YYF Transaction. Refer to Note 34 Non-current assets held for sale for details.

The additions in construction in progress during the year ended December 31, 2022 is mainly related to investment in new and existing production facilities.

The reclassifications between construction in progress and land and buildings and plant and machinery are mainly related to the Ma'anshan, China production facility.

The depreciation expense for years ended December 31, 2022, 2021 and 2020 was $32.0 million, $15.9 million and $6.3 million, respectively.

15.1. Test of impairment

As described in Note 4 Significant accounting judgments, estimates and assessments, due to the market capitalization of the Group and overall macroeconomic uncertainty, Management decided, for the 2022 reporting period, to perform

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

impairment tests for the non-financial assets in all the three operating segments, not only for the segment containing goodwill. Refer to Note 14 Intangible assets for disclosure of impairment test for the operating segment EMEA.

For Americas and Asia the recoverable amount for the cash generating units were established through calculation of the value in use, which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using an estimated growth rate of 2%. The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates. The pre-tax discount rate used was 10.8% for Americas and 10.3% for Asia.

The recoverable amount exceeds the carrying amount of non-financial assets for both Americas and Asia.

Sensitivity analysis - Asia

The recoverable amount of this CGU would equal the carrying amount if the pre-tax discount rate increased by 1.2 percentage points, if the terminal growth rate decreased by 1.3 percentage points or if the long-term EBITDA margin decreased by 1.4 percentage points.

Sensitivity analysis - Americas

There are no reasonably possible changes in any of the key assumptions that would have resulted in an impairment for Americas.

16. Leases

This note provides information for leases where the Group is a lessee.

16.1. The Group’s leasing activities and how these are accounted for

Lease terms for properties are generally between 1 and 10 years, except for the production facilities described below.

One lease agreement regarding an additional building at the Ogden production facility commenced during the twelve months ended December 31, 2022. The lease term, including extension options, is 40 years. The Group has assessed it as reasonably certain that all extension periods will be utilized. The addition to the right-of-use asset amounts to $8.9 million.

One lease agreement regarding a production line in Ma'anshan was entered into during the twelve months ended December 31, 2022. The lease term is six years. The addition to the right-of-use-asset amounts to $3.6 million.

Lease terms for production facilities are generally between 10 and 40 years, and lease terms for other properties (i.e., offices) are generally between one and 10 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

The lease agreements for the Ogden and Dallas-Fort Worth facilities will be transferred to Ya YA Foods as part of the YYF Transaction and are included in the assets held for sale balance as of December 31, 2022. Refer to Note 34 Non-current assets held for sale for details on the YYF Transaction.

Extension and termination options

Extension and termination options are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. For more information regarding the Group’s extension options, please refer to Note 4 Significant accounting judgments, estimates and assessments.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

16.2. Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position discloses the following amounts relating to leases:

	2022	2021
Right-of-use assets
Land and buildings	87,015	127,773
Plant and machinery	21,583	30,675
Total	108,598	158,448
Lease liabilities
Non-current	82,285	126,516
Current	16,823	16,703
Total	99,108	143,219

	Land and buildings	Plant and machinery	Total
Cost
At January 1, 2021	27,826	22,543	50,369
Increases	113,597	21,526	135,123
Decreases	(934)	(3,556)	(4,490)
Reclassifications	—	485	485
Exchange differences	(1,686)	(1,721)	(3,407)
At December 31, 2021	138,803	39,277	178,080
Increases	12,989	7,305	20,294
Decreases	(4,594)	(2,499)	(7,093)
Assets held for sale (Note 34)	(38,724)	(10,675)	(49,399)
Exchange differences	(8,361)	(2,883)	(11,244)
At December 31, 2022	100,113	30,525	130,638
Accumulated depreciation
At January 1, 2021	(4,673)	(7,593)	(12,266)
Depreciation(1)	(7,507)	(4,982)	(12,489)
Decreases	933	3,175	4,108
Exchange differences	217	798	1,015
At December 31, 2021	(11,030)	(8,602)	(19,632)
Depreciation(2)	(20,029)	(8,147)	(28,176)
Decreases	4,594	2,540	7,134
Assets held for sale (Note 34)	12,594	4,230	16,824
Exchange differences	773	1,037	1,810
At December 31, 2022	(13,098)	(8,942)	(22,040)
Cost, net accumulated depreciation
At December 31, 2021	127,773	30,675	158,448
At December 31, 2022	87,015	21,583	108,598

(1)
Includes an asset impairment charge of certain production equipment at our Landskrona production facility in Sweden for which we have no alternative use, amounting to $5.0 million, of which $4.3 million relates to property, plant and equipment and $0.7 million relates to right of use assets.
(2)
Includes an asset impairment charge related to the YYF Transaction, amounting to $12.0 million. Refer to Note 34 Non-current assets held for sale for details on the YYF Transaction.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

16.3 Amounts recognized in the consolidated statement of operations

	2022	2021	2020
Depreciation and impairment charge of right-of-use assets
Land and buildings	(20,029)	(7,507)	(3,149)
Plant and machinery	(8,147)	(4,982)	(2,981)
Total	(28,176)	(12,489)	(6,130)
Interest expense (included in finance expenses)	(8,144)	(5,026)	(1,462)
Expense relating to short-term leases	(1,302)	(576)	(314)
Expense relating to leases of low-value assets that are not shown above as short-term leases	(310)	(1,605)	(1,984)

The total cash outflow for leases in 2022 was $20.7 million (2021: $16.5 million).

The Group has the following lease agreements, which had not commenced as of December 31, 2022, but the Group is committed to:

•
One lease agreement regarding headquarters office in Malmö, Sweden, under which the Group’s obligations collectively amount to $6.6 million for a term of five years. The lease has a commencement date of March 1, 2023.
•
One lease agreement regarding research and development premises in Lund, Sweden, under which the Group’s obligations amount to $13.0 million for a term of 15 years. The lease has a commencement date of September 1, 2023.
•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $3.6 million for a term of six years. The lease will commence during 2024.

17. Other non-current receivables

	2022	2021
Deposits	841	941
Long term prepaid expenses	3,070	3,411
Other receivables	3,937	1,182
Total	7,848	5,534

18. Financial instruments per category

December 31	2022	2021	2022	2021
	Fair value through profit or loss		At amortized cost
Assets in the consolidated statement of financial position
Other non-current receivables	—	—	7,848	5,534
Trade receivables	—	—	100,955	105,519
Other current receivables	—	—	6,063	6,982
Short-term investments	—	249,937	—	—
Cash and cash equivalents	—	—	82,644	295,572
Total	—	249,937	197,510	413,607

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

December 31	2022	2021	2022	2021
	Fair value through profit or loss		At amortized cost
Liabilities in the consolidated statement of financial position
Liabilities to credit institutions	—	—	52,590	5,987
Derivatives (part of 'Other current liabilities')	316	—	—	—
Trade payables	—	—	82,516	93,043
Accrued expenses	—	—	90,869	85,987
Total	316	—	225,975	185,017

Short-term investments

Some of the cash received in the IPO which occurred in 2021 was invested in different short-term investments for the purpose of securing and increasing the value until the cash is needed for investments in the business, including, for example, new production facilities. The short-term investments as of December 31, 2021 are made in SEK and USD. As of December 31, 2022, the Group has no short-term investments.

Funds consist of primarily “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating, debt-based securities with a short-term maturity.

Bonds and certificates consist of corporate bonds and commercial papers.

The change in fair value recorded in the profit and loss for 2022 was a loss of $1.8 million (2021: loss of $0.2 million, 2020: -). The fair value changes are included in Finance expenses in the consolidated statement of operations.

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Recurring fair value measurements at December 31, 2022	Level 1	Level 2	Level 3
Financial liabilities
Derivatives	—	316	—
Total financial liabilities	—	316	—

Recurring fair value measurements at December 31, 2021	Level 1	Level 2	Level 3
Financial assets
Short-term investments	—	249,937	—
Total financial assets	—	249,937	—

There were no transfers between the levels during 2022 and 2021.

The carrying amount of short-term liabilities to credit institutions and other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

19. Inventories

	2022	2021
Raw materials and consumables	20,638	17,296
Finished goods	93,837	78,365
Total	114,475	95,661

Inventories recognized as an expense during the year ended December 31, 2022 amounted to $608.8 million (2021: $459.7 million, 2020: $251.2 million) and were included in cost of goods sold in the consolidated statement of operations.

Write-downs of inventories to net realizable value during the year ended December 31, 2022 amounted to $28.8 million (2021: $5.1 million, 2020: $2.0 million). The write-downs were recognized as an expense during the years ended December 31, 2022, 2021 and 2020 and included in cost of goods sold in the consolidated statement of operations.

20. Trade receivables

	2022	2021
Trade receivables	104,685	106,402
Less: allowance for expected credit losses	(3,730)	(883)
Trade receivables—net	100,955	105,519

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	2022	2021
EUR	26,692	32,394
USD	23,192	24,877
GBP	22,004	18,541
CNY	17,372	20,871
SEK	3,377	3,979
HKD	3,667	2,288
SGD	1,525	—
Other	3,126	2,569
Total	100,955	105,519

For more information on aging schedule and the allowance for expected credit losses, please see Note 3.1.2 Credit risk.

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

21. Other current receivables

	2022	2021
Value added tax	11,109	20,801
Advance payments to vendors	3,078	3,915
Other	3,631	7,513
Total	17,818	32,229

22. Prepaid expenses

	2022	2021
Prepaid production and warehouse expenses	407	309
Prepaid selling and marketing expenses	229	5,215
Prepaid insurance expenses	9,090	8,894
Prepaid financing expenses	3,399	3,537
Other	10,288	9,756
Total	23,413	27,711

23. Cash and cash equivalents

The consolidated statement of financial position and the consolidated statement of cash flows include the following items in “cash and cash equivalents”:

	2022	2021
Short-term deposits	13,894	180,458
Cash at bank and on hand	68,750	115,114
Total	82,644	295,572

Short-term deposits are time deposits and structured deposits, with maturities of 1 to 3 months. The deposits can be withdrawn at any time before maturity date. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

24. Share capital and other contributed capital

In May 2021, the shareholders resolved to issue 69,497 thousand warrants to secure the future delivery of shares under the 2021 Plan. During May 2022, the Company exercised 650 thousand warrants. As of December 31, 2022 and 2021, there were 68,847 thousand and 69,497 thousand warrants outstanding, respectively.

Upon exercise of the warrants in May 2022, 650 thousand ordinary shares were allotted and issued, and 387 thousand of these were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the May 2021 grant. In November 2022, an additional 156 thousand were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the November 2021 grant. The remaining balance is held as treasury shares to enable the Company's timely delivery of shares upon the exercise of outstanding share options and to meet future vesting of the RSUs.

As of December 31, 2022 and 2021, 592,320 thousand and 591,777 thousand ordinary shares were outstanding, respectively, and the par value per share was $0.00018 (SEK 0.0015). The Company had 107 thousand treasury shares as of December 31, 2022. The Company had no treasury shares as of December 31, 2021.

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

As of December 31, 2022, other contributed capital of $1,628.0 million (2021: $1,628.1 million) consists of share premium, shareholders contribution and proceeds from warrant issues.

As of December 31, 2022, foreign currency translation reserve of $(171.5) million (2021: $(74.5) million) primarily consists of exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

As of December 31, 2022, accumulated deficit of $(665.5) million (2021: $(308.4) million) consists of accumulated losses and share-based payments.

25. Liabilities to credit institutions

	2022	2021
Non-current liabilities to credit institutions	2,668	—
Current liabilities to credit institutions, consisting of the following:
—Liabilities to credit institutions	49,922	5,987
Total	52,590	5,987

In October 2019, the Group entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million (equivalent of $8.0 million) with Svensk Exportkredit (the “EIF Facility”). In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remain unchanged. For more information, see Note 3.1.3 Liquidity risk.

In April 2021 the Group entered into a new Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of $344.5 million) with an accordion option of another SEK 850 million (equivalent of $81.3 million), subject to the fulfillment of certain conditions and at the lenders’ discretion. The SRCF Agreement has been amended during 2022. For more information, see Note 3.1.3 Liquidity risk.

In November 2022, the Group's indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $21.6 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the "CMB Credit Facility"). For more information, see Note 3.1.3 Liquidity risk.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

As of December 31, 2022 and 2021, the liabilities to credit institutions balance amounted to $52.6 million and $6.0 million, respectively, and is related to outstanding amounts under the SRCF agreement and EIF Facility. As of December 31, 2022, the Group had utilized loan amounts under the SRCF agreement of SEK 500 million (equivalent of $47.9 million). As of December 31, 2022 and 2021, the Group had €3.8 million (equivalent of $4.0 million) and €4.7 million (equivalent of $5.0 million), respectively, outstanding on the EIF Facility. For more information, see Note 3.1.3 Liquidity risk.

As of December 31, 2022, there were no outstanding borrowings under the CMB Credit Facility. For more information, see Note 3.1.3 Liquidity risk.

For changes in facilities and borrowings after the reporting period, see Note 35 Events after the end of the reporting period.

Collateral

As of December 31, 2022 and 2021, the Company has pledged shares in its subsidiaries Oatly AB and Cereal Base CEBA AB in order to fulfill the collateral requirements for liabilities to credit institutions.

There are no other significant terms and conditions associated with the use of collateral.

26. Provisions

	Restructuring	Decommissioning
At January 1, 2022	—	11,033
Increases: included in the acquisition value of right-of-use assets	—	4,539
Decreases: included in the acquisition value of right-of-use assets	—	(4,958)
Assets held for sale (Note 34)	—	(3,677)
Charged to the consolidated statement of operations:
- Additional provisions recognized	4,415	—
- Unwinding of discount effect	—	266
Charged to other comprehensive income/(loss):
- Exchange differences	(19)	(9)
Amounts used during the year	(596)	—
At December 31, 2022	3,800	7,194
Non-current	—	7,194
Current	3,800	—

Restructuring

The Group recorded a restructuring provision in the fourth quarter of 2022. The provision relates principally to the organizational restructuring. The restructuring plan was drawn up and announced to the employees of the Group in the fourth quarter of 2022. The restructuring is expected to be completed in 2023.

Decommissioning

A provision has been recognized for decommissioning costs which relates to restoration costs for leased production facilities. The decommissioning is expected to be settled at the end of the respective lease term.

27. Shareholder loans

During the year ended December 31, 2021, the Company and the majority shareholders extended the final repayment date of the Subordinated Bridge Facilities from April 1, 2021 to the earlier of (a) the date of settlement in respect of the initial public offering of shares (or related instruments) in Oatly Group AB in the U.S. and (b) August 17, 2021. In May 2021, $10.9 million was repaid in cash, and the remainder was converted into 6,124,004 ordinary shares at a price equal to the public price in the initial public offering.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

28. Other current liabilities

	2022	2021
Derivatives	316	—
Employee withholding taxes	1,830	1,694
Value added tax	7,617	7,267
Other	2,060	653
Total	11,823	9,614

29. Accrued expenses

	2022	2021
Accrued production expenses	28,286	30,904
Accrued personnel expenses	32,169	31,487
Accrued logistics costs	19,699	13,190
Accrued variable consideration	15,575	12,314
Accrued marketing and sales expenses	6,279	7,678
Other accrued expenses	21,029	21,900
Total	123,037	117,473

30. Related party disclosures

Entity with significant influence over the Group

China Resources Verlinvest Health Investment Limited (Org No 2380741), headquartered in Hong Kong, the People’s Republic of China, owns 45.9% of the ordinary shares in the Group (2021: 45.9%). Related parties are China Resources Verlinvest Health Investment Limited and its subsidiaries, as well as the Board of Directors and key management (senior executives and their associates) in the Group. Information about key management compensation is found in Note 7 Employee and personnel costs.

Subsidiaries

Interests in subsidiaries are set out in Note 13 Investments in subsidiaries.

Transactions with related parties

For 2022, $1.0 million (2021: $0.9 million, 2020: $0.1 million) has been recognized in the consolidated statement of operations for compensation to the Board of Directors.

In December 2021, Oatly entered into a consulting agreement (the “Consulting Agreement”) with Bernard Hours, a non-executive director, pursuant to which Oatly agreed to pay a fixed rate of $0.1 million for services performed through June 2022 pursuant to the Consulting Agreement. For the year ended December 31, 2022, Oatly paid $0.1 million to Mr. Hours. No amounts were paid to Mr. Hours in 2021.

For the year ended December 31, 2022, Oatly expensed $0.9 million (2021: $0.3 million, 2020: $0.5 million) pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of our Board of Directors, is a 33% owner.

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

31. Changes in liabilities attributable to financing activities

	Liabilities to credit institutions	Shareholder loans	Leases	Total
Balance at January 1, 2020	73,727	—	28,866	102,593
Cash flows	10,477	87,828	(6,044)	92,261
Non-cash flows:
Addition – leases	—	—	6,250	6,250
Foreign exchange adjustments	12,056	6,957	2,123	21,136
Other changes	927	11,333	(1,051)	11,209
Balance at December 31, 2020	97,187	106,118	30,144	233,449
Cash flows	(94,908)	(10,941)	(9,282)	(115,131)
Non-cash flows:
Addition – leases	—	—	117,793	117,793
Foreign exchange adjustments	773	3,675	(2,413)	2,035
Converted to shares	—	(104,108)	—	(104,108)
Other changes	2,935	5,256	6,977	15,168
Balance at December 31, 2021	5,987	—	143,219	149,206
Cash flows	46,818	—	(10,899)	35,919
Non-cash flows:
Addition – leases	—	—	20,111	20,111
Foreign exchange adjustments	(292)	—	(8,529)	(8,821)
Assets held for sale (Note 34)	—	—	(44,794)	(44,794)
Other changes	77	—	—	77
Balance at December 31, 2022	52,590	—	99,108	151,698

The Group classifies interest paid as cash flows from operating activities.

32. Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period (net of treasury shares).

	2022	2021	2020
Loss for the year, attributable to the shareholders of the parent	(392,567)	(212,393)	(60,361)
Weighted average number of shares (thousands)	592,032	549,080	454,267
Basic and diluted loss per share, U.S. $	(0.66)	(0.39)	(0.13)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	2022	2021	2020
Restricted stock units	8,147,594	1,701,007	—
Stock options	14,339,052	6,958,312	—
Warrants	—	—	39,857,319

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Refer to Note 8 Share-based payments for a description of restricted stock units, stock options and warrants.

33. Commitments and contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used and fixed, minimum or variable price provisions. While the Group’s annual purchase volumes have historically exceeded the minimum purchase commitments, the Group had volume shortfalls during the year ended December 31, 2021, during the transition to, and ramp-up of, new production facilities. The financial impact of the volume shortfalls was not material for the financial year 2021. In 2022, the Group has consolidated the use of co-packers in EMEA increasing the utilization of expanded in-house manufacturing facilities. The lower allocation of volumes to co-packing in EMEA, and volume adjustments related to co-packer arrangements in Asia, Americas, and EMEA, resulted in total shortfall expenses of $8.7 million for the twelve months ended December 31, 2022. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Leases and property, plant and equipment

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 16 Leases.

The Group is committed to various purchase agreements regarding production equipment in Peterborough, UK and in Dallas-Fort Worth, Texas, under which the Group’s obligations amount to $32.8 million (2021: $68.5 million) and $22.7 million (2021: $0 million), respectively. $19.3 million of the commitments related to the Dallas-Fort Worth, Texas, will be transferred to YYF as part of the YYF Transaction. Refer to Note 34 Non-current assets held for sale for further details on the YYF Transaction.

Legal contingencies

From time to time, the Group may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB et al., Case No. 1:21-cv-06360-AKH, Bentley v. Oatly Group AB et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, alleging violations of the Securities Exchange Act of 1934 and SEC Rule 10b-5. These actions have been consolidated under the caption In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. The operative consolidated complaint alleges violations of the Securities Exchange Act of 1934, SEC Rule 10b-5, and the Securities Act of 1933. In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022 in the New York County Supreme Court against the Company and certain of its officers and directors, alleging violations of the Securities Act of 1933. In May 2022, the New York County Supreme Court granted a stay of Hipple v. Oatly Group AB et al. pending final adjudication of In re Oatly Group AB Securities Litigation in the United States District Court for the Southern District of New York. In December 2022, the parties in In re Oatly Group AB Securities Litigation completed briefing of the defendants’ motion to dismiss the operative consolidated complaint; that motion is pending before the United States District Court for the Southern District of New York. The Company disputes each and every claim and intends to defend these matters vigorously.

34. Non-current assets held for sale

On December 30, 2022, Oatly, Inc., and its wholly owned subsidiary, Oatly US Operations & Supply Inc., entered into an asset purchase agreement with Ya YA Foods USA LLC (“YYF”), and parent Aseptic Beverage Holdings LP, to establish a strategic partnership pursuant to which Oatly, Inc. will sell its manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, to YYF. Subject to the terms and conditions of the Asset Purchase Agreement, YYF will acquire a majority of the

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

assets that are used in the operation of the Facilities and assume the obligations arising under the real property leases and certain contracts for and related to the Facilities. The assets subject to the Asset Purchase Agreement are included in the Americas reportable segment. As of December 31, 2022, these assets met the criteria for classification as held for sale. As part of the transaction and reclassification to held for sale, an impairment of $38.3 million was recognized to reduce the carrying amount of the assets to their fair value less costs of disposal. The impairment was recognized as other operating expenses in the consolidated statement of operations.

The transaction closed on March 1, 2023. Refer to Note 35 Events after the end of the reporting period for further details.

The major classes of assets and liabilities of the Group classified as held for sale as at 31 December are, as follows:

2022
Assets
Property, plant and equipment (Note 15)	110,128
Right-of-use assets (Note 16)	32,575
Assets held for sale	142,703

Liabilities
Non-current lease liabilities (Note 16)	40,967
Current lease liabilities (Note 16)	3,827
Provisions (Note 26)	3,677
Liabilities directly associated with assets held for sale	48,471
Net assets directly associated with disposal group	94,232

35. Events after the end of the reporting period

On January 25, 2023, a consent letter was entered into in connection with the SRCF Agreement pursuant to which the lenders under the SRCF Agreement agreed that the YYF Transaction shall constitute a permitted disposal for the purposes of the SRCF Agreement.

On March 1, 2023, the Group and its wholly owned subsidiary, Oatly US Operations & Supply Inc., completed the sale of its manufacturing facility in Ogden, Utah (the “Ogden Facility”) and the manufacturing facility being constructed at Dallas-Fort Worth, Texas (the “DFW Facility” and, together with the Ogden Facility, the “Facilities”) to Ya YA Foods USA LLC, a Delaware limited liability company (“YYF”) in connection with the establishment of a strategic manufacturing alliance with YYF, pursuant to the terms of that certain asset purchase agreement (the “Asset Purchase Agreement”) with YYF and its parent company Aseptic Beverage Holdings LP, a Delaware limited partnership (“Buyer Parent”), dated December 30, 2022 (collectively, the “Transaction”). Pursuant to the terms and conditions of the Asset Purchase Agreement, YYF acquired a majority of the assets that are used in the operation of the Facilities and assumed the Company’s obligations arising under the real property leases and certain contracts for and related to the Facilities. The Company continues to own all intellectual property related to production of oat base, the Company’s principal, proprietary ingredient for all Oatly products, and the Company continues to own and operate its own equipment, fixtures and supplies associated with its production of oat base at the Facilities. In connection with the Transaction, YYF and the Company also have entered into a contract manufacturing agreement pursuant to which YYF will manufacture certain finished products for the Company, using oat base supplied by Oatly (the “Co-Pack Agreement”).

As consideration for the Transaction, the Company received an aggregate purchase price of approximately $102.6 million. Of this aggregate purchase price, $86.5 million is attributable to the Ogden Facility, of which (a) $72.0 million was paid to the Company through a combination of $52.0 million cash and $20.0 million in the form of a promissory note from the Buyer Parent to the Company, and (b) $14.5 million is in the form of a credit toward future use of shared assets at the Ogden Facility. The remaining $16.1 million of the aggregate purchase price is attributable to the DFW Facility, of which (a) $13.6 million is a credit toward future capital expenditures associated with completion of oat base capacity at the DFW Facility, and (b) $2.5 million is in the form of a credit toward future use of shared assets at the DFW Facility. As part of the consideration for the Transaction, the Buyer Parent issued a promissory note for $20 million to the Company due May 1,

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

2028 (the “Note”). The interest rate of the Note begins at 8% and escalates an additional 2% each year. The Note is guaranteed by the founder and chief executive officer of the Buyer Parent. The Buyer Parent’s obligation under the Note may be offset by amounts owed to YYF under the Co-Pack Agreement only if such amounts are not paid in accordance with the Co-Pack Agreement. The Note also contains other customary terms and conditions.

On March 6, 2023, the Company held an extraordinary general meeting at its headquarters in Malmö, Sweden. The extraordinary general meeting resolved to revoke the previously given authorization and to authorize the board of directors, on one or more occasions during the period until the next annual general meeting, to resolve on new issue of shares and/or warrants and/or convertible bonds, corresponding to, in total, an amount of maximum $300 million at the time of the issuances. The new issue of shares and/or warrants and/or convertible bonds were permitted to be performed with or without deviation from the shareholders’ preferential rights. Further, the extraordinary general meeting resolved to amend the articles of association, subsequently, the limits in the Company’s articles of association regarding share capital and number of shares increased to a maximum of SEK 3,400,000 and 2,000,000,000, respectively.

On March 23, 2023 and April 18, 2023 we issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028. The Convertible Notes (as defined below) were issued in two tranches that have substantially identical economic terms. Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Convertible Notes (the “Swedish Notes”) and other institutional investors purchased $99.9 million aggregate principal amount of the Convertible Notes (the “U.S. Notes” and, together with the Swedish Notes, the “Convertible Notes”). The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 24, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2024 and March 23, 2025, respectively, is below a specified price. The Company may require conversion of the U.S. Notes and the Swedish Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of their conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes and the Swedish Notes, respectively. The Convertible Notes benefit from the same covenants as are contained in the Term Loan B Credit Agreement.

On April 18, 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $201.0 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $47.9 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the Term Loan B Credit Agreement (as defined below), including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement rank pari passu with, and share in the same security and guarantees from, material companies in the group as, the EIF Facility and the Term Loan B Credit Agreement (as defined below) by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into a Term Loan B Credit Agreement (the “Term Loan B Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million. The term of the Term Loan B Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly instalments. Borrowings carry an interest rate of Term SOFR plus 7.5% or Base Rate plus 6.5%. Under the Term Loan B Credit Agreement, we are subject to ongoing covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The Term Loan B Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the Term Loan B Credit

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Agreement ranks pari passu with, and shares in the same security and guarantees from material companies in the group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into an Intercreditor Agreement (the “Intercreditor Agreement”) with, amongst others J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain Convertible Senior PIK Notes. The Intercreditor Agreement includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups.