Form 20-F
period 2023-12-31
Oatly Group AB
filed 2024-03-22
CIK 1843586

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Oatly Group AB
Ångfärjekajen 8
211 19 Malmö

Sweden

(Address of principal executive officer)

Marie-José David
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 595,060,257 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

☐	Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

c

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future operating results and financial position, our business strategy and plans, market growth opportunities and trends in the markets in which we operate, our geographic footprint, our sustainability goals and ambitions, expectations regarding demand and acceptance for our products and competition, expectations regarding the impact of macroeconomic effects, supply chain constraints, and inflation, our objectives for future operations and our business, expectations regarding cost reductions, and our ability to raise additional capital to fund our operations, the sufficiency of our cash and cash equivalents, are forward-looking statements. Words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

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

MARKET AND INDUSTRY DATA

Within this Annual Report, we reference information and statistics regarding the industries in which we operate, including the dairy industry. We are responsible for these statements included in this Annual Report. We have obtained this information and statistics from various independent third-party sources, such as Euromonitor International Limited (“Euromonitor”).

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

In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this Annual Report, and estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of any such information contained in this Annual Report. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. See Item 3.D. “Key Information—Risk Factors—Risks Related to our Business and Industry—Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.”

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

In this Annual Report, we present certain financial measures that are not recognized by IFRS and that may not be permitted to appear on the face of IFRS-compliant financial statements or notes thereto. The non-IFRS financial measures used in this Annual Report and in our financial communications are EBITDA, adjusted EBITDA, Constant Currency Revenue and Free Cash Flow. We use EBITDA, adjusted EBITDA and Constant Currency Revenue to assess our operating performance and we use Free Cash Flow as a liquidity measure. Management believes these non-IFRS financial measures provide useful additional information to investors about current trends in our operations and are useful for period-over-period comparisons of operations.

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

All references in this Annual Report to “dollar,” “USD” or “$” refer to U.S. dollars, the terms “Swedish Kronor” and “SEK” refer to the legal currency of Sweden, the terms “euro,” “EUR” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended, the terms “£” and “GBP” refer to pounds sterling, and the term “CNY” refers to Chinese Yuan.

RISK FACTOR SUMMARY

The following is a summary of the principal risks that could significantly and negatively affect our business, prospects, financial conditions, or operating results. For a more complete discussion of the material risks facing our business, see Item 3.D. “Key Information—Risk Factors”:

Risks Related to Our Business and Industry, such as, our history of losses, and how we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy, and materials; how our future business, results of operation and financial condition may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients that our limited number of suppliers are able to sell to us that meet our quality standards; how a failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations; those concerning our cash and cash equivalents maintained at financial institutions, often in balances that exceed federally insured limits; any damage or disruption at one of our six production facilities that manufactures the primary components of all our products; harm due to real or perceived quality, food safety or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations; food safety and food-borne illness incidents or other safety concerns that have led to product recalls and how such events may in the future materially adversely affect our business by exposing us to lawsuits or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings; how a failure by our suppliers of raw materials or co-producers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business; we may not be able to compete successfully in our highly competitive market; a reduction in sales of our oatmilk varieties would have an adverse effect on our financial condition; relying heavily on our co-manufacturing partners; the strategic partnership with Ya YA Foods may not be successful, which could adversely affect our operations and manufacturing strategy; a failure to effectively expand our processing, manufacturing and production capacity, or a failure to find acceptable co-packing partners to help us expand, as we continue to grow and scale our business to a steady operating level; failure by our logistics providers to deliver our products on time, or at all, could result in lost sales; that we may not successfully ramp up operations at any of our new facilities, or these facilities may not operate in accordance with our expectations; failure to develop and maintain our brand; failure to introduce new products or successfully improve existing products may adversely affect our ability to continue to grow; consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected; a failure to manage our future growth effectively; impairment charges for long-lived assets in connection with certain of our production facilities that were not yet in operation, and how we may need to recognize further impairments in the future; sustainability risks (including environmental, climate change, and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation; reliance on information technology systems and how any inadequacy, failure, interruption or security breaches of those systems may harm our reputation and ability to effectively operate our business; how cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers; risks associated with how our customers generally are not obligated to continue purchasing products from us; risks from consolidation of customers or the loss of a significant customer; a failure to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or a failure to derive revenue from our existing customers consistent with our historical performance; difficulties as we expand our operations into countries in which we have no prior operating experience; risks associated with the international nature of our business; how our operations in the People’s Republic of China could expose us to substantial business, regulatory, political, financial and economic risks; our strategic reset in Asia may not be successful; how our failure to comply with trade compliance and economic sanctions laws and regulations of the United States, the EU and other applicable international jurisdictions could materially adversely affect our reputation and results of operations; packaging costs are volatile and may rise significantly; how fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations; how litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business; our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all; failure to retain our senior management or to attract, train and retain employees; if we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed; our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost; disruptions in the worldwide economy; macroeconomic conditions, including rising inflation, interest rates and supply chain constraints; global conflict, increasing tensions between the United States and Russia, and other effects of the ongoing war in Ukraine;

Risks Related to Regulation, such as, the risk that legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties; how our operations are subject to U.S., European, the People’s Republic of China and other laws and regulations, and there is no assurance that we will be in compliance with all regulations; changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, financial condition and results of operations; how we are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations; how changes to international trade policies, treaties and tariffs, including as a result of the United Kingdom’s withdrawal from the European Union (the “EU”), or the emergence of a trade war could adversely impact our business, financial condition and results of operations;

Risks Related to Our Intellectual Property, such as, we may not be able to protect, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success;

Risks Related to the Ownership of Our American Depositary Shares (“ADSs”), such as, if we are unable to remediate material weakness, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner; how our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders; how our operating results and the market price of our ADSs have been, and may be, volatile, and you may lose all or part of your investment; although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the continued listing requirements of Nasdaq it could result in a delisting of our securities; how we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; that we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses; our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements; you may not be able to exercise your right to vote the ordinary shares underlying your ADSs; purchasers of ADSs may be subject to limitations on transfer of their ADSs; ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action; how holders of our ADSs or ordinary shares have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees; how we are subject to securities class action litigation and could be subject to additional litigation in the United States or elsewhere; a significant portion of our total issued and outstanding ADSs are eligible to be sold into the market, which could cause the market price of our ADSs to drop significantly, even if our business is doing well; that we may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ADSs; our shareholders may face difficulties in protecting their interests because we are a Swedish company; there may be difficulties in enforcing foreign judgments against us, and our directors or our management; Oatly Group AB is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any; if we are treated as a passive foreign investment company, U.S. holders of our ordinary shares or ADSs subject to U.S. federal income tax may suffer material adverse tax consequences; if a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences; changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments;

Risks Related to Our Indebtedness and Outstanding Convertible Notes, such as, how we have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs; we may not be able to generate sufficient cash flows to service our outstanding debt and fund operations and may be forced to take other actions to satisfy our obligations under such debt; the fundamental change provisions of the Convertible Notes may delay or prevent an otherwise beneficial takeover attempt of us; transactions relating to our Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities; potential arbitrage or hedging strategies by purchasers of the Notes may affect the value of our ordinary shares; covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition;

General Risk Factors, such as, that we cannot assure you that a market for our ADSs will be sustained to provide adequate liquidity, and public trading markets have experienced, and may continue to experience, volatility. Investors may not be able to resell their ADSs at or above the price they pay; if securities or industry analysts cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our ADSs adversely, the price and trading volume of our ADSs could decline; and we continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

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

We have experienced net losses over the last several years. In the years ended December 31, 2023 and 2022, we incurred net losses of $417.1 million and $392.6 million, respectively. Although we are reducing our anticipated capital expenditures with the shift to our asset-light business model, we anticipate that we will continue to experience net losses for the foreseeable future as we continue to increase our customer base, expand our marketing channels and end markets, invest in our distribution and co-manufacturing and co-packing partnerships, continue our research and development activities, launch additional products, obtain and store ingredients and other products and enhance our technology and production capabilities. Furthermore, the current macro-economic environment has caused elevated inflationary pressure across the broader economy, driving further increases to, among other things, interest rates, transportation, energy, and materials. For example, we have experienced, and may continue to experience, higher commodity and supply chain costs, including transportation, packaging, manufacturing and ingredient costs, as well as higher electricity costs in Europe due to the disruption of European energy markets. Moreover, the current macroeconomic environment has, and may continue to, negatively impact our supply chain and business operations, including our capacity expansion projects as a result of distribution and other logistical issues; longer lead times for equipment; continued supply chain disruptions, including with respect to raw materials, resulting in higher inflationary pressure; and impact to our facility operations or those of our suppliers, co-manufacturers or co-packers.

Further, changes in the macroeconomic landscape have affected customer spending habits, increasing demand for cheaper products and labels. Many of our expenses, including the costs associated with operating our existing production and manufacturing facilities, are fixed. Accordingly, we may not succeed in increasing our revenue and margins sufficiently to offset any potential increased expenses, and we may not be able to adjust or reduce our operating expenses quickly enough, and thus may not be able to achieve or sustain profitability, and we may incur significant losses for the foreseeable future.

Our future business, results of operations and financial condition may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients that our limited number of suppliers are able to sell to us that meet our quality standards.

Our ability to ensure a continuing supply of high-quality oats and other raw materials for our products at competitive prices depends on many factors beyond our control. In particular, we rely on a limited number of regional suppliers to supply us with high-quality oats and maintain controls and procedures in order to meet our standards for quality and sustainability. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices, and transport several of those raw materials from other countries. We are not assured of continued supply or adequate pricing of raw materials, although we do have contracts with certain legal and financial protections. Any of our suppliers could discontinue or seek to alter their relationship with us, thereby creating interruptions in supply of raw materials.

We currently work closely with several suppliers for the oats used in our products. We purchase our oats from farmers in Sweden, Canada, the Baltic states, Australia and Finland through millers in Sweden, Finland, China, Malaysia, the United States and Belgium, so our supply may be particularly affected by any adverse events in these countries or any delays in transport between countries or regions. We have in the past experienced interruptions in the supply of oats from one supplier that resulted in delays in delivery to us. We could experience similar delays in the future from any of these suppliers. Any disruption in the supply of oats from these suppliers would have a material adverse effect on our business if we cannot replace these suppliers in a timely manner, or at all.

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

Additionally, the oats from which our products are sourced are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes, pestilence, wildfires and other disease, which can adversely impact quantity and quality, leading to reduced oat yields and quality, which in turn could reduce the available supply of, or increase the price of, our raw materials. For example, severe heat and droughts in 2021 significantly reduced oat growth and production in Canada, the world’s biggest oat exporter. This tightened the available oat supply and resulted in an increase in oat prices in the United States and globally. The monocultures that we use are also sensitive to diseases, pests, insects and other external forces, which could pose either short term effects, such as result in a bad harvest one year, or long-term effects, which could require new oat varieties to be grown. We may have general difficulties in obtaining raw materials, particularly oats, due to our high-quality standards. Our suppliers may also be susceptible to interruptions in their operations, including any disruption as a result of a pandemic, a war or related response measures and any problems with our suppliers’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance and reputation, all of which could negatively impact our ability to obtain required quantities of oats in a timely manner, or at all, which could materially reduce our net product sales and have a material adverse effect on our business and financial condition. Further, any negative publicity regarding the supply of our oats and other raw materials we use, such as rapeseed and coconut oil, including as a result of disease or any other contamination issues, as well as any negative publicity around the way our competitors or others in our industry obtain similar raw materials, could impact customer and consumer perception of our products, even if these issues do not directly impact our products.

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

On March 23, 2023 and April 18, 2023, we issued $300 million in aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 in private offerings, of which $200.1 million were issued pursuant to a Swedish Subscription Agreement (the “Swedish Notes”) and $99.9 million were issued pursuant to U.S. Investment Agreements and a U.S. Indenture (the “Original U.S. Notes”). In May 2023, we issued an additional $35 million in aggregate principal amount of notes in a private offering pursuant to a separate U.S. Investment Agreement and a U.S.

Indenture (the “Additional U.S. Notes” and, together with the Original U.S. Notes, the “U.S. Notes” and the U.S. Notes, together with the Swedish Notes, the “Convertible Notes”).

We believe that our current cash and cash equivalents, together with available commitments under our Sustainable Revolving Credit Facility Agreement, are sufficient to fund our current business plan. Nevertheless, our operating plan may change because of factors currently unknown to us, and we may need to seek additional funds through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to shareholders or new equity that we issue could have rights, preferences or privileges superior to those of our ADSs, or impose debt covenants and repayment obligations, or other restrictions that may adversely affect our business. Moreover, there can be no assurance that we will be able to raise additional capital on favorable terms or at all, including as a result of current volatility in market conditions. In the event that we are not able to obtain additional funding, we may conclude that there is substantial doubt about our ability to continue as a going concern.

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

Significant portions of our operations are located in our six production facilities as of December 31, 2023. A natural disaster, extreme weather conditions, fire, power interruption, work stoppage, labor matters (including illness or absenteeism in workforce), pandemic or other calamity at any one of these facilities and any combination thereof would significantly disrupt our ability to deliver our products and operate our business. Further, there is a concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on the frequency and severity of such natural disasters and extreme weather conditions. In the future, we may also experience plant shutdowns or periods of reduced production because of regulatory issues, equipment failure, employee-related incidents that result in harm or death, delays in raw material deliveries or as a result of a pandemic or related response measures. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all, and may result in lawsuits.

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

We believe our consumers rely on us to provide them with high-quality plant-based products. Therefore, any real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements or concerns associated with the sustainability characteristics of our products, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and results of operations. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards or expectations set for our products. For example, although we strive to keep our products free of pathogenic organisms or foreign materials, they may not be easily detected and contamination can occur. There is no assurance that this health risk will always be preempted by our quality control processes. Additionally, we contract with co-manufacturers and co-packers, which have, and may in the future, experience food quality or food safety issues that impact our products. For example, in 2022 a co-manufacturer had a food safety issue which led to a recall of certain of our products.

In addition, we are subject to a series of complex and changing food laws and regulations which could impact the way consumers view our products. For example, new labeling laws might require us to list certain ingredients in a different way than we did in the past and that could confuse our consumers into thinking we may use different types of ingredients than they originally thought or that the quality of our ingredients is different to what they anticipated.

Further, the development of food laws and regulations could make it more difficult for us to realize our goals of achieving a more integrated global supply chain due to the differences in regulations around the world.

Further, concerns about sustainability issues (including climate change, environmental and corporate responsibility matters), including disclosures related to sustainability issues, might cause consumer preferences to switch away from our products. Furthermore, we might fail to effectively address increased attention from the media, shareholders, activists and other stakeholders on sustainability matters, including land use, water use, greenhouse gas emissions, packaging, and broader corporate responsibility matters.

In addition, the landscape of sustainability legislation is rapidly evolving globally, making it challenging to stay abreast of the dynamic changes that may impact our business. This may also result in further requirements around the sustainability claims that could require third-party certification (e.g., as provided by the Directive on Empowering Consumers for the Green Transition (ECGT)) that might add cost to the business and/or not harmonized sustainability communication in the different regions due to the differences in legislation. Additionally, we have no control over our products once purchased by consumers. Accordingly, consumers may store our products improperly or for long periods of time, which may adversely affect the quality and safety of our products. While we have procedures in place to handle consumer questions and complaints, there can be no assurance that our responses will be satisfactory to consumers, which could harm our reputation. If consumers do not perceive our products to be safe or of high quality as a result of such actions outside our control or if they believe that we did not respond to a complaint in a satisfactory manner, then the value of our brand would be diminished, and our reputation, business, financial condition and results of operations would be adversely affected.

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

In addition to the recall risk, like other food companies, we could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. The FDA enforces laws and regulations, such as the Food Safety Modernization Act (the “FSMA”), that require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. In the EU, our operations are also subject to a number of EU and EU member state regulations, in particular Regulation (EC) No 178/2002 laying down the general principles and requirements of food law, establishing the European Food Safety Authority (“EFSA”) and laying down procedures in matters of food safety. The regulation sets forth essential requirements such as food safety and traceability requirements and a food operator’s responsibilities. Food business operators must at all stages of production, processing and distribution within the businesses under their control ensure that foods satisfy the requirements of food law, in particular as to food safety. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and results of operations. In the EU, Regulation (EU) No 2017/625 of March 15, 2017 provides the general framework for official controls and other official activities, either at EU or member state level, to ensure the application of food law including with respect to food safety.

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

We also compete with other consumer product companies that develop and sell plant-based products, including oat, but also almond, soy, cashew and hemp dairy alternatives, among others. Competitors include Alpro, Blue Diamond Growers, Califia Farms, Planet Oat, Ripple Foods, Oatside and Ecotone, but also potential new competitors, including companies that primarily sell dairy-based products, entering our category that may have more consumer brand name recognition, be more innovative, have more resources and be able to bring new products to market faster or at a lower cost and to more quickly exploit and serve niche markets. For example, in Asia, many of our competitors sell plant-based products at a much lower cost base and at lower prices. Given our focus on international expansion, competitors who are only present in certain markets may be able to move more quickly than we do. Additionally, we may face new competition from emerging non-animal based dairy products or other non-dairy crop-based products that could compete effectively with our products.

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

Our oatmilk accounted for approximately 90% and 89% of our revenue in the years ended December 31, 2023 and 2022, respectively. Our oatmilk has been the focal point of our development and marketing efforts, as part of our strategy when entering new markets is to introduce our Barista Edition variety of oatmilk before we expand our product offerings and sales channels. As a result, we prioritize the production of our oatmilk over our other products, which could hinder our ability to provide new products in a timely manner, or at all, which could adversely affect our reputation, brand and business. We believe that sales of our oatmilk will continue to constitute a majority of our revenue, income and cash flow for the foreseeable future. Additionally, our oatmilk varieties have different pricing structures that vary by distribution channel and end market, which subjects us to the risk of overly relying upon a single large customer or a particular product or market. If we do not diversify our customer base, we may have a negative product or margin mix which would negatively adverse our results of operations. We cannot be certain that we will be able to continue to expand production and distribution of our oatmilk or that customer demand for our other existing and future products will expand to allow such products to represent a larger percentage of our revenue than they do currently. Accordingly, any factor adversely affecting sales of our oatmilk could have a material adverse effect on our business, financial condition and results of operations.

We are pursuing an asset-light business model, which means we will rely heavily on our co-manufacturing partners.

In 2023 we decided to further pursue our asset-light business model, which means rather than continuing to build new manufacturing and production facilities, we will partner with co-manufacturing partners. This means we will utilize contract manufacturing and supply arrangements. We believe this business model requires significantly less capital to operate our business. However, the supplier agreements we have or may enter into with key suppliers and co-manufacturers in the future may have provisions where such agreements can be terminated in various circumstances. If these suppliers and co-manufacturers become unable to provide, or experience delays in providing finished product, it may be difficult to find replacements to these partners. Additionally, if Oatly overestimates its requirements, our suppliers or co-manufacturers may have excess manufacturing capacity and/or inventory, which would indirectly increase Oatly’s costs, negatively impacting its gross margins and potentially affecting when Oatly will become profitable. Underestimation of such requirements could have a similarly material, adverse effect. Oatly also depends on its strategic partners to ensure that new production facilities are operational in the expected timeframe and with the expected capacity and quality standards. If Oatly underestimates its production requirements, its strategic partners and suppliers may have inadequate manufacturing capacity and/or inventory, which could interrupt production and result in delays in shipments and revenues. The underestimation of production requirements or failure to timely deliver vehicles would harm Oatly’s brand, business, prospects, results of operations and financial condition.

The strategic partnership with Ya YA Foods may not be successful, which could adversely affect our operations and manufacturing strategy.

On March 1, 2023, we completed the transactions contemplated by that certain asset purchase agreement (the “Asset Purchase Agreement”) with YYF and Aseptic Beverage Holdings LP (“Buyer Parent”) to establish a strategic partnership pursuant to which we sold the Ogden Facility to YYF (collectively, the “YYF Transaction”). In connection with the YYF Transaction, we entered into a ten-year contract manufacturing agreement (the “Co-Pack Agreement”) with YYF under which the Company’s finished, oat-based products will be manufactured and filled by YYF pursuant to the Company’s specifications. The execution of the terms of the strategic partnership contemplated by the YYF Transaction is an integral part of our shift to a more hybrid production network within select geographies. If the strategic partnership does not succeed, and we are unable to enter into alternative manufacturing, labeling and packaging agreements or other arrangements on commercially favorable terms, our future profit margins may be adversely affected, particularly in certain geographies. Moreover, the execution of the strategic partnership may divert managements’ time and resources, which could impair relationships with customers and other strategic partners and disrupt our operations. The failure to successfully achieve any or all the benefits of the strategic partnership contemplated by the YYF Transaction may undermine our ability to realize the benefits we expect to receive from the transaction and successfully execute our manufacturing strategy, and our business and financial condition may be harmed as a result. Additionally, any disruptions to YYF Foods’ business in general may affect the execution of the strategic partnership and negatively impact our business.

If we fail to effectively expand our processing, manufacturing and production capacity through existing facilities or acceptable co-packing partners as we continue to grow and scale our business to a steady operating level, our business, results of operations and our brand reputation could be harmed.

We must accurately forecast long-term demand for our products in order to ensure we have the appropriate available processing and manufacturing capacity. Our forecasts are based on multiple assumptions that may cause our estimates to be inaccurate and affect our ability to obtain adequate processing and manufacturing capacities (whether our own processing and manufacturing capacities or co-processing and co-manufacturing capacities) in order to meet the demand for our products, which could prevent us from meeting increased customer demand. Additionally, as we expand our product portfolio, we must develop additional production solutions for new products, including expanding our use of raw ingredients beyond oats, such as pea protein, which may be difficult to integrate into our current production processes and could cause delays. There is risk in our ability to effectively scale production and processing and effectively manage our supply chain requirements. If we are unable to fulfill orders in a timely manner, or at all, our reputation, brand and business could be harmed, as such failure could result in a loss of distribution channels, a delay in customer acquisition plans, limited innovation launches and loss of competitive opportunities. If we fail to meet demand for our products and, as a result, consumers who have previously purchased our products buy other brands or our retailers allocate shelf space to other brands, our business, financial condition and results of operations could be adversely affected.

As we embrace an asset-light business model, we have entered into an agreement with a co-packing partner, YYF, to expand the Ogden Facility. We are also subject to the risk that as we continue to expand, our trade secrets, confidential information and the know-how related to our oat base and other proprietary products could be leaked, intentionally or unintentionally, misappropriated or stolen, which could have an adverse effect on our business and results of operations. As we continue to expand our production partnerships around the world, we may need to put in place further legal, technological and other measures to ensure that our trade secrets, confidential information and know-how are adequately protected, which could result in increased costs.

On the other hand, if we overestimate our demand and overbuild our capacity, we may have significantly underutilized assets and may experience reduced margins or may experience impairments of our assets. If we do not accurately align our processing and manufacturing capabilities with demand, our business, financial condition and results of operations could be adversely affected.

Failure by our logistics providers to deliver our products on time, or at all, could result in lost sales.

We currently rely upon third-party logistics providers for the distribution of our products. Our utilization of third parties for distribution and transportation handling is subject to risks, including increases in fuel prices, which would increase our shipping costs, and labor matters (including illness or absenteeism in workforce), port, transportation and distribution delays or interruptions, inclement weather or other disruptions, including as a result of a global pandemic or epidemic, any of which may impact the ability of these providers to provide distribution services that adequately meet our needs. For example, we currently import all our products into the United Kingdom. If any of our third-party logistics providers were to fail to distribute our products to our customers in this region, this could have a material adverse effect on our relationship with our customers in the United Kingdom, which could harm our brand and reputation, and as a result, would have an adverse effect on our business and results of operations. If we were to change distribution companies, we could face logistical difficulties that could adversely affect deliveries and could incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party logistics providers that we currently use, which in turn would increase our costs and thereby may adversely affect our business, financial condition and results of operations.

We may not successfully ramp up operations at any of our new facilities, or these facilities may not operate in accordance with our expectations.

We have in the past and expect to partner with co-packers in the future to further increase our production capacity. For example, we have entered into an arrangement with YYF pursuant to which we will continue to produce our proprietary oat base at our Ogden Facility, which is then transferred to YYF to be co-packed into Oatly products on-site at each location.

Any substantial delay in bringing any of the facilities up to full production on the projected schedule would put pressure on the rest of our business operations to meet demand and production schedules and may hinder our ability to produce all the product needed to meet orders and/or achieve our expected financial performance. Opening new facilities has required, and will continue to require, additional capital expenditures and the efforts and attention of our management and other personnel, which has and will continue to divert resources from our existing business or operations. Even if our new facilities are brought up to full production according to our projected schedule, they may not provide us with all the operational and financial benefits we expect to receive.

Our facilities, our co-packing partners’ facilities and the manufacturing equipment used to produce our products are costly to replace or repair and may require substantial lead-time to do so. Suppliers that provide spare parts and external service engineers for maintenance, repairs and calibration face risks of disruption or disturbance to their businesses, including as a result of a global pandemic or epidemic, which may lead to disruption in our production. In addition, our ability to procure new processing and packaging equipment may face more lengthy lead times than is typical. We may also not be able to find suitable alternatives with co-manufacturers to replace the output from such equipment on a timely basis and at a reasonable cost. If we are not able to successfully ramp up operations at any of our or our co-packing partners’ new facilities and increase production, our business, financial condition and results of operations could be adversely affected.

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

A key element of our growth strategy depends on our ability to develop and market new products and improvements to our existing products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation, science, technology, and technical product management staff in developing and testing product prototypes, including complying with applicable governmental regulations, the ability to obtain patents and other intellectual property rights and protections for commercializing such innovations and developments, the ability of our supply chain and production systems to provide adequate solutions and capacity for new products, and the success of our management and sales and marketing teams in introducing and marketing new products. Our innovation, science, technology, and technical product management staff are continuously testing alternative formulations, ingredients and process technologies to those we currently use in our products, as they seek to find additional options to our current ingredients that are more easily sourced or will help to improve our carbon footprint, and which retain and build upon the quality and appeal of our current product offerings. Given the complex nature of our products, our development of any new products requires extensive research and development and may take longer to develop than comparable dairy products or less complex plant-based alternatives. Failure to develop and market new products that appeal to consumers may lead to a decrease in our growth, sales and profitability.

Additionally, the development and introduction of new products requires substantial research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. Further, the development of new products is constrained by our production capacity and is subject to our research and development teams’ technical capabilities and developments in plant-based food science. It is also constrained by our financial resources. Our competitors also may obtain patents or other similar protected formulas that may hinder our ability to develop new products or enter new categories, which could have a material adverse effect on our growth. Production capacity constraints may affect our ability to develop and launch new products and enter new product categories due to the unavailability of factory space to test and ensure the quality of new products. If we cannot build or find enough capacity and production facilities to enable us to expand our product portfolio, we will not be able to execute on our growth strategy. Further, if we fail to ensure the efficiency and quality of new production processes and products before they launch, we may experience uneven product quality, which could negatively impact consumer acceptance of new products and negatively impact our sales and brand reputation. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition and results of operations may be adversely affected.

Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is focused on the development, manufacturing, marketing and distribution of branded plant-based, and more specifically, primarily oat-based, products as alternatives to dairy products. Consumer demand could change based on a number of possible factors, including dietary habits, nutritional preferences or values, concerns regarding the health effects of ingredients, shifts in preference for various product attributes including real or perceived health effects, changes in the science of the benefits of plant-based diets, consumer confidence in plant-based products, lack of product availability and perceived value for our products relative to alternatives. Consumer trends that we believe favor sales of our products could change based on a number of possible factors, including a shift in preference from plant-based to animal-based dairy products, economic factors such as inflation and social trends. While we continually strive to improve our products through thoughtful, innovative research and development approaches to meet consumer demands, there can be no assurance that our efforts will be successful. If consumer demand for our products decreased, our business, financial condition and results of operations may be adversely affected.

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

Our growth has placed significant demands on our management, financial, operational, technological and other resources. The continued anticipated growth and expansion of our business and our product offerings will place significant demands on our management and operations teams and require additional resources. To manage our growth effectively, we must continue to implement our operational plans and strategies and manage our employee base and we must effectively develop and motivate a large number of employees. In 2023, we implemented a reduction in force and may in the future implement other reductions in force. The results of such reduction in force are still being assessed. This or any future reduction in force may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees, reduced employee morale and adverse effects to our reputation as an employer, which could make it more difficult for us to hire new employees in the future, and the risk that we may not achieve the anticipated benefits from the reduction in force. We also face significant competition for personnel. If we are not successful in retaining our existing employees and staff, our business may be harmed. Failure to manage our hiring needs as they arise effectively may have a material adverse effect on our business, financial condition and operating results.

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

We have recently recognized impairment charges for long-lived assets in connection with certain of our production facilities that were not yet in operation, and we may need to recognize further impairments in the future, which could adversely impact our business, financial condition and results of operations.

We review our goodwill and amortizable intangible assets not ready to use (capitalized expenditure for development) for impairment annually and when events or changes in circumstances indicate the carrying value may not be recoverable. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or other assets. Additionally, we have undertaken a strategic overview of our current supply chain network in connection with our “asset-light” strategy and decided to discontinue the construction of certain production facilities that were not yet in operation. As a result we recorded non-cash asset impairment charges of $172.6 million and other costs of $29.0 million during the year ended December 31, 2023. These charges negatively impacted our results of operations for the year ended December 31, 2023. We currently estimate these restructuring and other exit costs to result in no more than $20 million of net cash outflows over the next two fiscal years, after taking into consideration anticipated proceeds from selling certain equipment. We may incur additional costs not currently contemplated due to events associated with the discontinuation of construction of various facilities. As we embrace the asset-light model, we are still evaluating the best steps to take regarding our production facilities in Asia, including one facility that is not yet in operation. The charges that we have recorded are based on estimates subject to several assumptions. However, the ultimate impairment and other charges may differ significantly, and we may need to take other impairments. See Item 5. “Operating and Financial Review and Prospects” for more information.

In the event that we determine our goodwill or other assets are impaired in the future, we may be required to record another significant charge to earnings in our financial statements that could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks related to sustainability (including environmental, climate change and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation.

Our business faces increasing scrutiny related to sustainability issues, including sustainable development, product packaging, renewable resources, environmental stewardship, supply chain management, climate change, greenhouse gas emissions, diversity and inclusion, workplace conduct, human rights and support for local communities. The standards by which sustainability matters are measured are developing and evolving rapidly, including in respect of operational performance in greenhouse gas emissions, pesticide and chemical use and water usage. If we fail to meet applicable standards or stakeholder expectations with respect to these issues across all of our products and in all of our operations and activities, including the expectations we set for ourselves or mandatory requirements set by a federal, state or international regulatory body, our reputation and brand image could be harmed, and our business, financial condition and results of operations could be adversely impacted. Additionally, we have been subject to scrutiny with respect to our sustainability claims, initiatives, disclosures, and programs. Any investigations, inquiries, complaints, stakeholder campaigns or litigation related to our sustainability impacts, initiatives, disclosures, and programs could result in substantial costs and liabilities and could divert management’s attention and resources.

Additional studies and data are continuing to be published regarding the benefits of a plant-based diet. Any changes in the understanding of the sustainability impact of a plant-based diet could materially impact our estimates and assumptions regarding our business and could materially negatively impact our reputation, brand image, financial condition and results of operations. Additionally, policies regarding climate change, and the long-term effects of climate change, could pose additional legal or regulatory requirements related to greenhouse gas emissions reporting, carbon pricing and mandatory emission reduction targets. Unforeseen or changing circumstances could also adversely affect any reduction in our greenhouse gas emissions. Consumers and businesses also may voluntarily change their behavior as a result of these concerns. We and our customers will also be required to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, including increased costs of sourcing, production and transportation, asset value reductions, operating process changes and negative reputational impacts, if we fail to meet such requirements and expectations.

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

We are highly dependent on information technology systems, including, but not limited to, cloud distributed services, networks, applications and outsourced IT-services in connection with the operation of our business and we continue to mature our IT systems. A failure or limitation of our information technology systems to perform as we anticipate, including as an integrated system, could disrupt our business and result in transaction errors, data integrity, processing inefficiencies and loss of production or sales, causing our business and reputation to suffer. Our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, data exfiltration, computer viruses, external and internal security breaches, supply-chain attacks or other security incidents and external factors, such as trade wars, political tensions or armed conflicts that could make it difficult for us to access data stored in other countries. Our third-party information technology providers are also subject to these risks, which could impact our ability to access these systems and any data outside of our physical control. We may also be impacted by market consolidation in the information technology and cloud services market, as we are applying a cloud-first digital strategy in order to improve our agility, scalability and flexibility. Further, as our business grows or declines, we may be unable to efficiently adapt and expand our information technology systems to meet business needs. Any such damage, incident, interruption or inadequacy of our information technology systems could damage our reputation and credibility, result in violations of data privacy laws and regulations and have a material adverse effect on our business, decision making, financial condition and results of operations.

A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers.

We use information technology in substantially all aspects of our business operations. We use computers, mobile devices and other devices to connect over internet to interact with our employees, suppliers, co-manufacturers, distributors, customers and consumers. We extensively use social media platforms such as Facebook, Instagram and X (formerly Twitter) and may use other social media platforms in the future for online collaboration, brand building and consumer interaction. We use our information technology to send and receive sales orders, invoices, production orders and other types of electronical messages to conduct our business. Such uses give rise to cybersecurity risks exposure, including security breaches, espionage, identity theft, system disruption, data theft, ransomware and inadvertent release of information. For example, we have noticed a significant increase in the number of cybersecurity attacks as threat actors become more well-organized and are utilizing know threats combined with new technologies such as artificial intelligence (AI) and related tools. Geopolitical tensions and nation-backed cybercriminals are making the threat landscape complex and challenging to monitor, and any successful cyberattack could lead to reputational and financial harm to our business, business outage, inability to access our data, damage our relationships with our customers and subject us to regulatory scrutiny that could lead to significant fines and penalties.

Our business involves the storage and transmission of numerous classes of sensitive and/or confidential data, information and intellectual property, including customers’ and suppliers’ information, private information about employees and financial and strategic information about us and our business partners. Further, as we pursue new initiatives that improve our operations and cost structure, we will also be expanding and improving our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. As we drive digitalization of our business processes and improve our technology footprint and related IT-services, our information technology systems will become increasingly more interconnected and business critical. If we fail to assess and identify cybersecurity risks associated with new initiatives, we may become increasingly vulnerable to such risks.

As we focus on an asset-light business model and depend on third parties in our supply chain, we may be negatively impacted by any cybersecurity disruptions these third parties experience. For example, if a third-party supplier involved in our supply chain experiences a cybersecurity incident or system failure, its business may be negatively impacted, which may result in a material adverse effect on our business strategy, financial conditions and results of operations.

Additionally, while we have implemented detect and respond measures to prevent security breaches and cyber incidents, there can be no assurance that we will adhere to such measures. Furthermore, our preventative measures and incident response efforts may not be entirely effective and insufficient to respond to the threat or response and could result in a material adverse effect on our business and results of operations as well as violations of data privacy laws and regulations and subject us to significant fines and harm our reputation. For example, in order to more quickly scale a local market, we may provide basic information technology systems to cover the short-term support of that particular market, but this could be overlooked as we continue to grow and scale our business and more sophisticated information systems may not be implemented for a significant time thereafter, which could subject such market or local office to the heightened risk of cybersecurity and other attacks. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential data, information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, damage to reputation and credibility, violation of privacy laws and regulations, loss of customers, potential liability and competitive disadvantage, any of which could have a material adverse effect on our business strategy, financial condition and results of operations.

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

Supermarkets, grocers and other retailers in North America, the EU and Asia continue to consolidate. This consolidation has produced larger, more sophisticated organizations with increased negotiating and buying power that are able to resist price increases, as well as operate with lower inventories, decrease the number of brands that they carry and increase their emphasis on private label products, all of which could negatively impact our business or put pressure on our company to lower our prices, which could negatively impact our margins and results of operations. The consolidation of retail customers also increases the risk that a significant adverse impact on their business could have a corresponding material adverse impact on our business, financial condition and results of operations.

In the year ended December 31, 2023, one customer in the foodservice channel accounted for 12% of our total revenue. The loss of any large customer, the reduction of purchasing levels or prices paid for our products or the cancellation of any business from a large customer for an extended length of time could negatively impact our sales and profitability, as well as expose us to credit risks.

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

We intend to continue to expand our global footprint in order to enter into new markets. While we currently enter new markets in ways that allow us to maintain control over building the distribution and launching of our brand, as we continue to expand our global footprint, this may involve expanding into countries beyond those in which we currently operate and may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. In addition, it may be difficult for us to understand and accurately predict taste preferences and purchasing habits of consumers in these new geographic markets. If we fail to accurately predict taste preferences and purchasing habits of consumers or our various facilities produce products that have a different sensory experience, we may not be able to sell all or some of our product inventory and may be required to write off excess or obsolete inventory. Further, our current go to market strategies may not be the optimal approach in certain markets due to these factors, which may require us to consider, develop and implement alternative entry and marketing strategies that we have not used before, and this could be more costly to implement or use additional resources that our other strategies do not require, which could have an adverse effect on our results of operations. It is costly to establish, develop and maintain international operations and develop and promote our brand in international markets. Additionally, as we expand into new countries, we may rely on local partners and distributors who may not fully understand our business or our vision. As we expand our business into new countries, we may encounter regulatory, legal, personnel, technological, consumer preference variations, competitive and other difficulties that increase our expenses and/or delay our ability to become profitable in such countries, which may have a material adverse effect on our business, financial condition and results of operations.

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
•
political and economic uncertainty and volatility including armed conflicts such as the current war between Russia and Ukraine and related sanctions, the ongoing war in Israel/Palestine and the conflict in the Red Sea;
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

Our operations in the People’s Republic of China could expose us to substantial business, regulatory, political, financial and economic risks.

Our operations in the People’s Republic of China (“China”) could expose us to substantial risks associated with doing business in China, such as risks associated with taxation, inflation, environmental regulations, geopolitical tensions or conflicts, foreign currency exchange rates, the labor market, property and financial regulations or public health crises. Our ability to operate in China may be adversely affected by changes in, or our failure to comply with, Chinese laws and regulations. In addition, we are exposed to risks associated with our workforce in China, including with respect to changes in employment and labor laws, which could increase our operating costs. There is also significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Furthermore, since we have a manufacturing facility located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the U.S. or Chinese governments or political unrest. Any of these matters could materially and adversely affect our business and results of operations. See Item 3.D. “Risk Factors—Risks Related to Regulation—Our operations are subject to U.S., European Union (EU), the People’s Republic of China and other laws and regulations, and there is no assurance that we will be in compliance with all regulations.”

Our strategic reset in Asia may not be successful.

During 2023 we engaged in a strategic reset in our Asian markets in order to focus on margin improvement. There is no guarantee that this strategic reset will be successful or that our margins in our Asian markets will improve. If this strategic reset is not successful, this will likely have a negative result on our results of operations and financial condition.

Our failure to comply with trade compliance and economic sanctions laws and regulations of the United States, the EU and other applicable international jurisdictions could materially adversely affect our reputation and results of operations.

Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as EU sanctions (as implemented by EU Member States, including Sweden), and those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Failure to comply with sanctions may also result in a breach of our covenants under financing agreements. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

Packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

In addition to purchasing oats, we purchase and use significant quantities of cardboard, paper and other recycled materials to package our products. Costs of packaging, particularly sustainable packaging materials, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, inflationary pressure, interest rate fluctuations, consumer demand and changes in governmental trade and agricultural programs. Moreover, we may not be able to implement price increases for our products to cover any increased costs, and any price increases we do implement may result in lower sales volumes. If we are not successful in managing our packaging costs or the higher costs of sustainable materials, if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs will adversely affect our business, financial condition and results of operations.

Fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations.

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our historical growth and macroeconomic trends, including higher inflation. Further, we expect to see additional seasonality effects as our company continues to grow. Seasonal or other fluctuations may have a disproportionate effect on our results of operations. We occasionally offer sales discounts and promotions through various programs to customers and consumers, which may result in reduced margins. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. In addition, as we continue to grow, we expect to see additional seasonality effects, especially within our food retail channel, with revenue contribution from this channel tending to be linked to calendar events such as the Lunar New Year. We anticipate that, at times, these promotional activities may also cause seasonal fluctuations that can adversely impact our business, financial condition and results of operations.

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

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. For example, several of the reports rely on or employ projections of consumer adoption and incorporate data from secondary sources such as company websites as well as industry, trade and government publications. While our estimates of market size and expected growth of our market were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurate given the constantly changing economy resulting from, but not limited to, the ongoing Ukrainian-Russian conflict. Even if the market in which we compete meets the size estimates and growth forecast in this Annual Report, our business could fail to grow at the rate we anticipate, if at all. Furthermore, as we develop and expand in new countries or markets, it may become more difficult to accurately forecast the demand for our products. This may result in difficulties in managing our inventory levels, particularly with our asset-light model.

Failure to retain our senior management or to attract, train and retain employees may adversely affect our operations or our ability to grow successfully.

Our success is substantially dependent on the continued service of certain members of our senior management. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand, culture and the reputation we enjoy with suppliers, co-manufacturers, distributors, customers and consumers. The loss of the services of any of these executives and key management personnel could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our ADSs to decline. We do not currently carry key-person life insurance for our senior executives.

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

Adverse and uncertain economic conditions may increase prices for our raw materials and affect distributor, retailer, foodservice and consumer demand for our products. In addition, our ability to maintain commercial relationships with our suppliers, co-manufacturers, distributors, retailers, foodservice consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. For example, inflationary pressures also increase the cost of living, which decreases consumers’ disposable income and could impact consumers’ discretionary spending habits or willingness to purchase our products, which could reduce consumer demand for the products that we offer and negatively impact our revenues and operating cash flow. In particular, consumers may reduce the amount of plant-based food products that they purchase where there are conventional animal-based offerings, which generally have lower retail prices. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. New policies or marketing against plant-based products may also negatively impact demand for our products. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors, retailers and foodservice customers, our ability to attract new customers and consumers, the financial condition of our customers and consumers and our ability to provide products that appeal to consumers at the right price. Prolonged unfavorable economic conditions including economic depression or high inflationary pressure may have an adverse effect on our business, financial condition and results of operations.

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

Global conflicts, increasing geopolitical tensions, and other effects of ongoing wars and conflicts, could negatively impact our business, results of operations, and financial condition.

Global conflict could increase costs and limit availability of fuel, energy, and other resources we depend upon for our business operations. For example, while we do not operate in Russia or Ukraine and ceased any rail transport through Russia, the increasing tensions between the United States and Russia and the other effects of the ongoing war in Ukraine, have resulted in many broader economic impacts such as sanctions and bans against Russia and Russian products imported into certain countries in Europe and the United States. Such sanctions and bans have impacted and may continue to impact commodity pricing such as fuel and energy costs, making it more expensive for us and our partners to deliver products to our customers. Further sanctions, bans or other economic actions in response to the ongoing war in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to our supply chain, and a lack of consumer confidence resulting in reduced demand. Moreover, further escalation of geopolitical tensions related to the Russia-Ukraine war or the conflict in the Red Sea or the war in Israel and Palestine, including increased trade barriers or restrictions on global trade, could result in, among other things, broader impacts that expand into other markets, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain.

Risks Related to Regulation

Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to heightened risk of legal claims, government investigations or other regulatory enforcement actions. There can be no assurance that our employees, temporary workers, contractors or agents will not violate our policies and procedures which are designed to ensure compliance with existing laws and regulations. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and results of operations. Even if our defense against such claims is successful, our reputation could suffer as a result of any such claim or investigation. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our business, financial condition and results of operations.

Our operations are subject to U.S., European Union (EU), the People’s Republic of China and other laws and regulations, and there is no assurance that we will be in compliance with all regulations.

Our operations are subject to extensive local, national and regional laws and regulations, covering requirements related to food safety, quality, manufacturing, the environment, trade compliance, processing, storage, marketing, advertising, labeling and distribution, as well as those related to worker health and workplace safety. Our activities are subject to extensive regulation in the U.S., the EU and the People’s Republic of China, as well as in all other markets in which we operate and place products on the market. In general, oats and oatmilk, as well as other plant-based alternatives, are a new type of food that lack well-established regulations comparable to other types of food. As a result, it is difficult for us to predict what types of laws and regulations may come into effect that may impact our products, production, operations and business.

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

Food production is also highly regulated by food safety laws and regulations. In the United States, the FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices (“cGMPs”) and supplier verification requirements. Our processing facilities, including those of our co-producers, are subject to periodic inspection by federal, state and local authorities. Similar requirements are set forth in the EU and People’s Republic of China food safety legislation.

Although we maintain consistent contact with our co-manufacturers and review and rely upon their operations, we do not control their manufacturing processes nor their compliance with cGMPs in the manufacturing of our products. If we or our co-manufacturers cannot successfully manufacture products that conform to our specifications and the strict regulatory requirements, we or they may be subject to adverse inspection findings or enforcement actions, which could materially impact our ability to market our products, could result in our co-manufacturers’ inability to continue manufacturing for us or could result in a recall of our distributed product. In addition, we rely upon our co-producers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, or another comparable regulatory authority, determines that we or these co-manufacturers have not complied with the applicable regulatory requirements, our business, financial condition or results of operations may be materially impacted.

In the EU, we are subject to the authority of national enforcement authorities (e.g., Food Safety Authority of Ireland, Livsmedelsverket in Sweden and the Federal Office of Consumer Protection and Food Safety in Germany), environmental national agencies and consumer protection authorities. We also are regulated by similar authorities in China, including China Inspection and Quarantine, Singapore (Singapore Food Agency) and other regulatory bodies elsewhere in the world.

We seek to comply with applicable regulations through a combination of employing experienced and expert personnel to ensure safety, health, environmental and quality assurance compliance and contracting with third-party laboratories that conduct analyses of products to ensure compliance with nutrition labeling requirements and to identify any potential contaminants before distribution. Failure by us or our co-manufacturers to comply with applicable laws and regulations or maintain permits, licenses or registrations relating to our or our co- manufacturers’ operations could subject us to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of products, or refusals to permit the import or export of products, as well as potential criminal sanctions, which could lead to increased operating costs resulting in a material effect on our business, financial condition and results of operations. See Item 4.B. “Information on the Company—Business Overview—Government Regulation.”

For example, due to our current production capabilities and our asset-light business model, we export many of our products from our European and American production facilities or those of our co-manufacturers to the other markets where we operate, such as the United Kingdom and China. We face the risk that our products may face unexpected difficulties being exported out of the countries of production or being imported into the countries of sale, as either could result in delays in our customers receiving our products on a timely basis or at all, which could have a material adverse effect on our relationships with our customers and our global reputation. If our products were to be prevented from being exported or imported, this could adversely affect our business, financial condition and results of operations.

We are also subject to extensive regulations internationally where we manufacture, distribute, promote and/or sell our products. Our products are subject to numerous food safety and other laws and regulations relating to sourcing, manufacturing, storing, labeling, marketing, advertising and distribution. If regulatory authorities in the jurisdictions in which we manufacture, distribute, promote and/or sell our products determine that the labeling, promotion, advertising and/or composition of any of our products is not in compliance with applicable laws or regulations, or if we or our co-manufacturers otherwise fail to comply with such applicable laws and regulations, we could be subject to civil remedies or penalties, such as fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing, or refusals to permit the import or export of products, as well as potential criminal sanctions. In the EU, applicable sanctions and penalties, which may include criminal sanctions, are set forth in EU member state laws and enforcement measures are determined by national competent authorities, thus adding more complexity from a compliance perspective. In addition, enforcement of existing laws and regulations, changes in legal requirements and/or evolving interpretations of existing regulatory requirements may result in increased compliance costs and create other obligations, financial or otherwise, that could adversely affect our business, financial condition and results of operations.

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

In the U.S., we are subject to regulation by various government agencies, including the FDA, the Federal Trade Commission (the “FTC”), the Occupational Safety and Health Administration (“OSHA”) and the Environmental Protection Agency (the “EPA”), as well as various state and local agencies. Outside the U.S., we are subject to direct and indirect regulation by various international regulatory bodies, including the European Commission (the “EC”), EFSA, and the United Kingdom’s Food Standards Agency, Health and Safety Executive, Environment Agency, Environmental Health Officers and Trading Standards Officers and equivalent national competent authorities in EU member states. Following the end of the transition period on December 31, 2020, due to the United Kingdom’s withdrawal from the EU, the United Kingdom’s food and feed safety policy is no longer regulated by EU law or subject to supervision by EFSA and the EC.

For example, the EC, EU member state authorities, the FDA and the U.S. Department of Agriculture (the “USDA”), other state regulators in the U.S. and/or other similar international regulatory authorities could take action to further impact our ability to use or refer to the term “milk” or dairy terms to describe our products. In the EU, Regulation (EU) No 1308/2013, establishing a common organization of the markets in agricultural products, provides specific requirements for some food products, including use of terms related to “milk” and “milk products.”

In addition, a food may be deemed misbranded if its labeling is interpreted as false or misleading in any particular way, and regulators, including the European Court of Justice, EU member state authorities, the FDA, and other state or international regulators, could interpret the use of dairy terms to describe our plant-based products as false or misleading or likely to create an erroneous impression regarding their composition. Should regulatory authorities take action with respect to the use of the term “milk” or similar terms, such that we are unable to use those terms with respect to our plant-based products, we could be subject to enforcement action or could be required to recall our products marketed using these terms. Thus, we may be required to modify our marketing strategy, and our business, financial condition and results of operations could be adversely affected. In February 2023, the FDA released draft guidance recommending that plant-based milk alternatives, including oat milk, that include “milk” in its name (e.g., “oat milk”) and that has a nutrient composition that is different than milk include a voluntary nutrient statement that conveys how it is nutritionally different. If this guidance is ultimately finalized as proposed, this will require modifications to our labeling and marketing strategy. Changes in the product labeling could have a material adverse impact on our business, financial condition and results of operations.

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

In addition, an EFSA working group has been working on a scientific opinion to set a tolerable upper intake level for total/added/free dietary sugars on the basis of which national authorities may establish recommendations on the consumption of dietary sugars and plan food-based dietary guidelines. A public consultation on the draft scientific opinion took place mid-2021. EFSA published its Scientific Opinion on Tolerable upper intake level for dietary sugars in February 2022. This was a comprehensive safety assessment of sugars in the diet and their potential links to health problems. EFSA concluded that it was not possible to set a tolerable upper intake level for dietary sugars from all sources, but recommended that, based on available data and related uncertainties, the intake of added and free sugars should be as low as possible in the context of a nutritionally adequate diet. One important conclusion is that the sugars in dairy alternatives have been placed within ‘Core foods’ alongside fresh fruits and vegetables, cereals and dairy. EFSA refers to these food groups as having an overall good nutrient profile and being important for a nutritionally adequate diet. This opinion can assist EU member states in setting national goals/recommendations. Any further such changes in the product labeling could have a material adverse impact on our business, financial condition and results of operations.

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

On April 28, 2022, the EC launched a twelve-week public consultation on the FSFS. The consultation closed on July 21, 2022 and aimed to gather opinions and evidence from the public and all relevant stakeholders on the key issues the FSFS aims to address. This public consultation is part of a broader consultation strategy of the EC and is being followed and complemented by a series of targeted consultation activities and stakeholders workshops. Based on a preliminary review of the responses, the outcome shows that a large majority of respondents agree that the EU Food system has to become more sustainable and that such transition requires action from a wide range of actors although a multitude of factors are seen as barriers to more sustainable choices. With respect to consumer information, respondents generally embrace the idea to have an EU sustainability label on food products but the views diverge with respect to the nature of such a label (e.g., mandatory or voluntary label; types of products concerned by this label). Citizens responding to the public consultation are also keen to set up targets for (added) sugars, salt and saturated fat. If adopted, the framework legislation will provide the basis for new legislation on sustainability and health, as well as a revision of existing food legislation and we will have to further assess the legislation to assess its impact on our business.

The outcome of the F2F and the FSFS strategy may impact our business if our products would not count as sustainable due to unclear definitions under-pinning misinformed discussions on ultra-processed foods.

The regulatory environment in which we operate could change significantly and adversely in the future. Since plant-based, processed foods are still a relatively new food category, our business is subject to significant and ongoing debates and discussions regarding the nutritional value of plant-based alternatives as compared to dairy products, dietary recommendations and the treatment of fortifications and additives, all of which significantly influence the regulatory environment in which we operate and adds further costs and complexity to our operations. Any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs, restrictive policy measures, taxes, limitations on distribution, interruptions in production or affect public perception of our products, any of which could adversely affect our operations and financial condition. For instance, any changes related to EU or national (member states) dietary guidelines, which are guiding decision makers and the public on healthy eating, may impact our business. Should plant-based products be categorized and treated as unhealthy and ultra-processed products instead of “nutritional, plant-based alternatives to dairy” by the EC, EFSA, EU member states authorities and/or other similar international regulatory authorities, our business, financial condition and results of operations could be impacted. Labeling and packaging are also under scrutiny by the EC within the context of the F2F for a fair, healthy and environmentally friendly food system. Legislative and non-legislative measures (i.e., initiatives) related to reformulation and introduction of maximum levels of certain nutrients, introducing mandatory front-of-pack nutrition labeling and, setting of nutrient profiles with the aim of being able to restrict promotion of food high in salt, sugars and/or fat are expected in the coming years and some of them already entered into force (e.g., the EU Code of Conduct on Responsible Food Business and Marketing Practices in July 2021), and may impact our business. For instance, an EFSA scientific opinion advising on the development of harmonized mandatory front-of-pack nutrition labeling and the setting of nutrient profiles for restricting nutrition and health claims on foods was adopted on March 24, 2022. The EFSA notably concluded that dietary intakes of saturated fatty acids, sodium and added/free sugars are above, and intakes of dietary fiber and potassium below, current dietary recommendations in a majority of the European populations. As excess intakes of saturated fatty acids, sodium and added/free sugars and inadequate intakes of dietary fiber and potassium are associated with adverse health effects, they could be included in nutrient profiling models. On the other hand, the EFSA highlighted that dietary fiber and potassium intakes are too low in most of the European adult population and may need to be increased to contribute to improve health. However, only the EC is responsible for proposing a nutrient profiling model to be used by the producers. It remains to be seen how the legislative framework will evolve in that respect. Similarly, in September 2022, the FDA proposed updated criteria for when foods may be labeled with the nutrient content claim “healthy” on their packaging, which if finalized, would require that products labeled as “healthy” contain a certain amount of food from at least one of the food groups or subgroups recommended by the Dietary Guideline for Americans, and also adhere to specific limits for certain nutrients, such as saturated fat, sodium and added sugars. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, financial condition and results of operations. In particular, recent federal, state and foreign attention to the naming of plant-based dairy alternative products could result in standards or requirements that mandate changes to our current labeling.

We are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations.

Our business operations and ownership and past and present operation of real property are subject to stringent federal, state and local environmental laws and regulations pertaining to the discharge of materials into the environment and impact on natural resources. For example, we are required to maintain wastewater management systems at our production facilities, and should we want to expand any of our current production facilities, we would be required to obtain regulatory approval in order to expand such systems at any particular site. There can be no assurance that we will obtain any such regulatory approvals. While we undertake precautions to ensure that we comply with applicable environmental health safety laws and regulations, there can be no assurance that we will not inadvertently release any cleaning chemicals, cooling agents or other types of materials which could violate applicable laws or regulations. Violation of these laws and regulations could lead to substantial liabilities, fines and penalties or to capital expenditures related to pollution control equipment that could have a material adverse effect on our business. In the future, we could also experience significant opposition from third parties with respect to our business, including non-governmental organizations, neighborhood groups or municipalities. Additionally, new matters or sites may be identified in the future that will require additional environmental investigation, assessment or expenditures, which could cause additional capital expenditures. Future discovery of contamination of property underlying or in the vicinity of our present properties or facilities and/or waste disposal sites could require us to incur additional expenses, delays to our business and to our proposed construction. The occurrence of any of these events, the implementation of new laws and regulations, or stricter interpretation of existing laws or regulations, could adversely affect our business, financial condition and results of operations, or brand and reputation.

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

We currently import all of our products into the United Kingdom and may continue to do so depending on demand. As a result, our business in the United Kingdom could be adversely affected by changes in trade agreements between the United Kingdom and the EU. If the United Kingdom’s separation from the EU negatively impacts the United Kingdom’s economy, results in disagreements on trade terms, delays or disrupts our supply chain or distribution channels, delays or disrupts the construction and operation of our production facility in the United Kingdom or results in decreased product sales, this could have a material impact on our results of operations, financial condition, cash flows and stock price. For example, we may experience inflationary cost pressures and disruptions to our international and local supply chain and distribution, including those related to the recent transportation labor shortage in the United Kingdom. Additionally, the imposition of increased or new tariffs could increase our costs and require us to raise prices on certain products, which may adversely impact the demand for such products. If we are not successful in offsetting the impacts of any such tariffs, our business, financial condition and results of operations could be adversely impacted.

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

Because some patent applications are confidential for a period of time after they are filed, we cannot know, until such time has lapsed, that we were the first to file on the processes technologies covered in one or several of our patent applications related to our products. Therefore, there is a risk we could adopt a process or technology without knowledge of a pending patent application, which process or technology would infringe a third-party patent once that patent is issued. Furthermore, at any time during the lifetime of a patent or patent application, claims on the right to the underlying process or technology may be raised, which could harm or otherwise hinder our possibility to exercise such process or technology. For example, a derivation proceeding may be provoked by a third party, or instituted by the U.S. Patent and Trademark Office (“USPTO”), to determine who was the first to invent any of the subject matter covered by the patent claims of our patents or patent applications.

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

Risks Related to the Ownership of Our ADSs

We have previously identified material weaknesses in our internal control environment. If we are unable to remediate any material weakness, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

As a public company, we are required to comply with Section 404 of the Sarbanes Oxley Act of 2002, which requires, among other things, that we establish and evaluate procedures with respect to our disclosure controls and procedures and are required to report on the effectiveness of our internal control over financial reporting.

As previously disclosed in our 2022 Annual Report on Form 20-F we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. While we have remediated certain previous material weaknesses as more fully described under Item 15. “Controls and Procedures” of this Annual Report, we have identified a number of control deficiencies regarding a lack of evidence of performing business process controls. When aggregating these control deficiencies, we have determined that there was a material weakness relating to inadequate performance and documented evidence of review procedures, including level of precision in the execution of controls and completeness and accuracy of information produced by entity (“IPE”) across significant business processes.

For the year ended December 31, 2023, our internal control over financial reporting was not effective, as a result of this ongoing material weakness, as more fully described under Item 15. “Controls and Procedures” of this Annual Report.

We are actively undertaking remediation efforts to address the material weakness. While controls have been designed and implemented, they have not operated in a manner sufficient to demonstrate that the material weakness has been remediated. Implementation of these measures may not fully address the material weakness identified in our internal control over financial reporting and we cannot assure that we will be successful in remediating the material weakness as described in Item 15. “Controls and Procedures” of this Annual Report. The material weakness will be considered remediated when management and our independent registered public accounting firm conclude that, through testing, the applicable remediated controls are designed, implemented and operating effectively. In addition, our failure to correct the material weakness or our failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

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

As of December 31, 2023, our largest shareholder, Nativus Company Limited and entities affiliated with CR Verlinvest Health Investment Limited (“CRVV”) owned, in the aggregate, approximately 45.7% of the voting power represented by all our outstanding ADSs. As a result, our largest shareholder exercises significant influence over certain corporate matters requiring shareholder approval under Swedish law, including the election and removal of directors and the size of our board, any amendment of our amended and restated articles of association and any approval of significant corporate transactions (including a sale of substantially all of our assets), and has significant influence over our management and policies, despite not controlling a majority of our outstanding ordinary shares. Nativus Company Limited is a wholly owned subsidiary of CRVV, which is a joint venture that is 50% owned by Verlinvest S.A. and 50% owned by Blossom Key (Hong Kong) Holdings Limited. Blossom Key (Hong Kong) Holdings Limited is indirectly and wholly owned by China Resources (Holdings) Company Limited (“CR Holdings”), and CR Holdings is indirectly and wholly owned by China Resources Company Limited. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of the People’s Republic of China perform the duty of investor (as to 90.0222% and 9.9778% respectively) of China Resources Company Limited on behalf of the State Council.

Affiliates of CRVV are members of our Board of Directors. These board members are nominated by CRVV and can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our ADSs, which could prevent shareholders from receiving a premium for their ADSs.

In the event CRVV were to own a majority of the voting power in us, for example in the event that it exercised its conversion rights in a sufficient amount of its Swedish Notes or if it were to exercise its participation rights under the Terms and Conditions of the Swedish Notes to purchase a sufficient number of additional shares from us in a future offering, CRVV would effectively be able to determine the outcome of most matters submitted for shareholder approval. This concentrated control would limit or severely restrict other shareholders’ ability to influence corporate matters and we may take actions that some of our shareholders would not view as beneficial, which could reduce the market price of our ADSs.

By way of example, if CRVV converted all of their Swedish Notes at maturity, assuming (i) a conversion price reset to $1.36, (ii) no other holders of the Notes converted any of their notes, and (iii) there are no other changes in our share capital, CRVV would beneficially own approximately 59% of our then-outstanding capital.

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

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the continued listing requirements of Nasdaq it could result in a delisting of our securities.

There are several requirements that must be met in order for our ADSs to remain listed on the Nasdaq Global Market, including but not limited to, the minimum share price of at least U.S. $1.00 per ADS. There can be no assurances that we will be able to comply with this and other listing standards and the failure to do so could result in the delisting of our ADSs from Nasdaq. Such a delisting would negatively affect the price and the market liquidity of our securities and would impair investors from selling their shares in the public market. On November 6, 2023, we received a notification from Nasdaq that we are not in compliance with the minimum bid price requirements of Nasdaq Listing Rule 5450(a)(1). On December 18, 2023 the Company received a subsequent notice from Nasdaq indicating that the Company has regained compliance with the minimum bid price requirement. We cannot assure that our securities will continue to satisfy the Nasdaq minimum share price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

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

We are subject to securities class action lawsuits in the United States alleging a failure to disclose, or misrepresentation of material facts relating to our business. One such action, captioned In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH, pending in the United States District Court for the Southern District of New York, was brought against the Company and certain of its officers and directors (including a former director), and alleges violations of the Securities Exchange Act of 1934, SEC Rule 10b-5, and the Securities Act of 1933. The other, captioned Hipple v. Oatly Group AB et al., Index No. 151432/2022, pending in the New York County Supreme Court, was brought against the Company, certain of its officers and directors (including a former director), among others, and alleges violations of the Securities Act of 1933. In May 2022, the New York County Supreme Court granted a stay of Hipple v. Oatly Group AB et al. pending final adjudication of In re Oatly Group AB Securities Litigation in the United States District Court for the Southern District of New York. In December 2022, the parties in In re Oatly Group AB Securities Litigation completed briefing of the defendants’ motion to dismiss the operative consolidated complaint; there was oral argument on the motion on May 31, 2023, and the Court granted the motion without prejudice, except for the claim brought under Section 12 of the Securities Act of 1933, which the Court dismissed with prejudice. Plaintiffs filed their amended complaint on August 11, 2023. In October 2023, the parties reached a settlement in principle of both cases that would require the Company to pay $9.25 million, which is contingent upon court approval, among other things. If the settlement is not finalized and does not become effective, the case will be returned to litigation. Currently, the duration or ultimate outcome of the securities litigation cannot be predicted or estimated.

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

Sales of a substantial number of our ADSs in the public market, or the perception in the market that the holders of a large number of ADSs intend to sell, could reduce the market price of our ADSs. As of December 31, 2023, we had 595,060,257 ordinary shares (including those represented by ADSs) issued and outstanding. All of our issued and outstanding ADSs are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization, which fluctuates over time, and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for the taxable year ended December 31, 2023. However, our status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of our income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ADSs, which could fluctuate significantly. In addition, it is possible that the U.S. Internal Revenue Service may take a contrary position with respect to our determination in any particular year. Therefore, there can be no assurance that we were not or will not be classified as a PFIC for the taxable year ended December 31, 2023, the current taxable year or for any past or future taxable year, and we have not obtained any legal opinion with respect to our PFIC status for our past, current or future taxable years. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. “Additional Information—Taxation—Material United States Federal Income Tax Considerations”) holds the ADSs, the U.S. Holder may be subject to material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs, or upon the receipt of certain distributions in respect of the ADSs.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our ADSs to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC. If we are treated as a PFIC with respect to a U.S. Holder (as defined below in Item 10.E. “Additional Information—Taxation—Material United States Federal Income Tax Considerations”) for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the ADSs. For further discussion, see Item 10.E. “Additional Information—Taxation—Material United States Federal Income Tax Considerations.”

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

In March and April 2023, we issued $300 million in aggregate principal amount of Original Convertible Notes in private offerings, of which $200.1 million were Swedish Notes and $99.9 million were U.S. Notes. In May 2023, we issued an additional $35 million in aggregate principal amount of HH Notes in a private offering. In addition, in April 2023, we incurred $130 million of indebtedness under a Term Loan B Credit Agreement. We also amended and restated our Sustainable Revolving Credit Facility Agreement documenting commitments of SEK 2,100 million (equivalent to $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent to $45.7 million). Our current indebtedness and any future additional indebtedness may limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes, limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes, require us to use a substantial portion of our cash flow from operations to make debt service payments, limit our flexibility to plan for, or react to, changes in our business and industry, place us at a competitive disadvantage compared to our less-leverage competitors and increase our vulnerability to the impact of adverse economic and industry conditions.

We may not be able to generate sufficient cash flows to service our outstanding debt and fund operations and may be forced to take other actions to satisfy our obligations under such debt.

Our ability to make scheduled payments on the principal of, to pay interest on, or to refinance our indebtedness will depend in part on our cash flows from operations, which depend upon the success of our products as well as regulatory, economic, financial, competitive, and other factors. We may not generate a level of cash flows from operations sufficient to permit us to meet our debt service obligations. If we are unable to generate sufficient cash flows from operations to service our debt, we may be required to sell assets, refinance all or a portion of our existing debt, obtain additional financing, or obtain additional equity capital on terms that may be onerous or highly dilutive. There can be no assurance that any refinancing will be possible or that any asset sales or additional financing can be completed on acceptable terms or at all.

The fundamental change provisions of the Convertible Notes may delay or prevent an otherwise beneficial takeover attempt of us.

Holders of the Convertible Notes have the right to require us to repurchase their Convertible Notes upon the occurrence of a Fundamental Change (as defined in the indentures governing the U.S. Notes and the HH Notes (the “Indentures”) and in the Terms and Conditions governing the Swedish Notes (the “Swedish Terms” and, together with the Indentures, the “Note Terms”) or a Covered Disposition (as defined in the Note Terms) at a repurchase price equal to the greater of (i) 100% of the principal amount of the Convertible Notes to be repurchased, plus an applicable Make-Whole Amount (as defined below), and (ii) the as-converted value of the amount calculated pursuant to clause (i). Such repurchase payment shall be made in cash.

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

The conversion rate of the Convertible Notes (other than the HH Notes) is subject to adjustment under the following circumstances:

•
If on the first anniversary of the issuance of such Convertible Notes, 1.17 times the average of the 30-day trailing VWAP of the ADSs (the “First Reset Price”) is less than the then effective conversion price, the conversion rate will be adjusted on such date so that the conversion price equals such First Reset Price, provided that the conversion price may not be decreased to less than $1.81.

•
If on the second anniversary of the issuance of such Convertible Notes, 1.17 times the average of the 30-day trailing VWAP of the ADSs is less than the then effective conversion price (the “Second Reset Price”), the conversion rate will be adjusted on such date so that the conversion price equals such Second Reset Price, provided that the conversion price may not be decreased to less than $1.36.

The conversion rate of the HH Notes is subject to adjustment under the following circumstances:

•
If on March 23, 2024, 1.17 times the average of the 30-day trailing VWAP of the ADSs (the “HH First Reset Price”) is less than the then effective conversion price, the conversion rate will be adjusted on such date so that the conversion price equals such HH First Reset Price, provided that the conversion price may not be decreased to less than $1.89.

•
If on March 23, 2025, 1.17 times the average of the 30-day trailing VWAP of the ADSs is less than the then effective conversion price (the “HH Second Reset Price”), the conversion rate will be adjusted on such date so that the conversion price equals such HH Second Reset Price, provided that the conversion price may not be decreased to less than $1.41.

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

Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition.

The Term Loan B Credit Agreement and the Sustainable Revolving Credit Facility Agreement contain certain covenants, including compliance with financial covenants such as minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA), minimum liquidity and tangible solvency ratio. These covenants may limit our operational flexibility and our investment activities. Moreover, if we breach any of the covenants in such debt agreements, and such breach is not remedied within any applicable remedy period or otherwise waived, our lenders may accelerate the facilities and require us to repay the debt immediately, even in the absence of a payment default, and enforce security. If any financial covenant breach is cured by way of issuance of additional equity, our existing shareholders’ ownership may be materially diluted. These credit agreements include customary cross default provisions, pursuant to which a default under one of the agreements may trigger a default also under the other, effectively enabling the lenders under both agreements to accelerate the facilities and require us to repay the debt immediately, even in the absence of a payment default, and enforce security.

On February 14, 2024, the Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA), minimum liquidity and total net leverage ratio financial covenants and, in relation to the Sustainable Revolving Credit Facility Agreement, the tangible solvency ratio financial covenant and (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants. There is no guarantee that our lenders will agree to similar amendments or a waiver of any of our covenants in the future.

In addition, the Note Terms contain covenants limiting our ability to incur additional debt other than certain debt permitted under the Term Loan B Credit Agreement, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the applicable Note Terms).

Any default under any of the covenants in our debt agreements may have a material adverse effect on our financial condition, our results of operations, our ability to meet our obligations, and the market value of our ADSs.

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

As a public company, and particularly since we are no longer an emerging growth company, we continue to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our Board of Directors. As a public company we face increased demand for more detailed and more frequent reporting on environmental, social and corporate governance reports and disclosure. In addition, the SEC has approved rules that would require public companies, including foreign private issuers, to include extensive climate-related disclosures in their SEC filings. While we are still assessing the scope and impact of this rule given how recently it was adopted, we anticipate that this rule, as well as other ESG and sustainability-related regulation and legislation, may require us to incur significant additional costs to comply.

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

This Annual Report is the second annual report in which we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Additionally, as we are no longer an emerging growth company and now qualify as an accelerated filer, we must include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in this Annual Report.

To assess the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing and implement new financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting will require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. As later discussed in this Annual Report, our management and independent registered public accounting firm have concluded that we did not maintain effective internal control over financial reporting as of December 31, 2023. Additionally, our management may in the future conclude that our internal control over financial reporting is not effective due to our failure to remediate existing identified material weakness or if we identify additional material weaknesses, which would require us to employ remedial actions to implement effective controls.

For more information on the risks associated with the compliance cost of remediating the material weakness in, and establishing and maintaining, effective internal control over financial reporting, as well as other related risks, see the risk factor “We have previously identified material weaknesses in our internal control environment. If we are unable to remediate any material weakness, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner”.

Item 4. Information on the Company.

A. History and Development of the Company

At the beginning of the 1990s, a group of scientists at Lund University set out to make a dairy alternative that would be fit for human nutrition and could replace the traditional cow’s product, without sacrificing the dairy experience. They found the solution in the base crop of oats, which are generally globally plentiful, familiar across cuisines, require low-input resources relative to livestock and contain healthy fibers. They developed a proprietary, patented process centered on using enzymes to break down oats into tasty nutritionally-relevant products, while retaining key fibers, leading to the launch of the world’s first oatmilk in 1995. This core oat technology, as further developed, continues to be the base for the majority of our products today.

We launched the first oatmilk product under the Oatly brand in 2001. We continued to develop our portfolio of products over subsequent years, including frozen desserts and cooking cream. In 2006, we set up the first Oatly factory in Landskrona, Sweden. In 2012 Oatly embarked on a journey to build a different type of food company supported by an unconventional approach to brand and commercial strategy. We established Oatly as an organization that is committed to improving the lives of individuals and the well-being of the planet and believe we can achieve this through the push for a more sustainable food system.

Since activating our company-wide rebrand, demand for Oatly products has grown rapidly. Between 2016 and 2018, we expanded our global footprint by re-launching in the United Kingdom, expanding in Grocery trade in Germany and entering the United States and China. To date, we have made substantial investments to scale our production capacity and meet consumer demand including production facilities in the United States (Millville, New Jersey and Odgen, Utah), the Netherlands (Vlissingen) and China (Ma’anshan). In 2023 we continued to focus on our asset-light production model following our long-term strategic partnership agreement with YYF in late 2022 to enable our Ogden, Utah facility to be converted to a hybrid manufacturing. During the fourth quarter 2023, continuing with our asset-light production model, we decided to discontinue the construction of our new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. We believe our asset-light business model will allow us to continue to meet growing customer demand while allowing us to focus on our core business.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects”.

B. Business Overview

Our Company

We are the world’s original and largest oatmilk company. For over 25 years, we have focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to provide alternatives to a wide variety of dairy products, including milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks. We are utilizing this technical expertise to disrupt the global dairy industry, which Euromonitor estimated generated $658 billion in retail sales in 2023. We are driving this disruption by encouraging consumers to reassess the impacts that their food choices have on the climate and environment. We position our brand to benefit from the trend of consumers choosing plant-based foods as an alternative to animal-based ones.

Sustainability is at the core of our business. In general, oatmilk leads to fewer greenhouse gas emissions compared to cow’s milk. Based on certain product-level calculations we have commissioned in Europe, and based on additional studies, we generally see that oatmilk products have a significantly lower climate (CO2equivalent) impact relative to comparable dairy products.

Our Industry and Opportunity

We participate in the large global dairy industry, which consists of milk, ice cream and frozen dessert, yogurt, cream, cheese and other dairy products. The global plant-based dairy industry retail sales were estimated to be $23 billion in 2023, according to Euromonitor, representing approximately 3% of the global dairy industry retail sales. We believe that foodservice also represents a significant opportunity for us, which we believe expands the total addressable market even further.

In recent years, oat-based alternatives have grown faster than both dairy and other plant-based dairy products across a variety of geographies and product categories. We believe plant-based dairy, especially oat-based dairy, will continue to experience significant growth driven by multiple secular tailwinds:

•
Sustainability as important factors in driving behavioral change and consumer choice. Consumers are increasingly aware of the environmental benefits of plant-based dairy. For example, in general, compared to dairy products, plant-based dairy products have a lower environmental impact in respect of greenhouse gas emissions, land and water usage.
•
Younger generations increasingly seek out brands that connect with their core values. We have seen that younger consumers are looking for companies to advance progress on important issues within and outside of their operational footprint. We believe our brand and our company’s actions align well with many of the values that younger consumers find important.
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

Strong Innovation Capabilities Grounded in Over 25 Years of Swedish Science, Patented Technologies, Craftsmanship and Oat Expertise

Oatly was founded by food scientists on a mission to create a nutritionally-relevant alternative to traditional dairy. Through more than 25 years of research and development, we have developed a proprietary liquid oat base production technology that leverages patented enzymatic processes to turn oats into a nutritious, great tasting liquid product. Our patents are supplemented with and protected by decades of production craftsmanship and a global research and innovation organization that continues to evolve the technology to achieve new and unique functionalities.

Our production processes are built from our deep understanding of our raw materials: we work closely with our suppliers to ensure quality and sustainable sourcing and we are working to understand how the natural variances in agriculture may impact our raw ingredients and products. We have global Research and Innovation teams in Sweden and regional product development teams in the United States, EMEA and Asia to enhance and expand our product portfolio in drinks as well as dairy adjacencies. We opened a new state-of-the-art Science and Innovation Center in Sweden in 2023, to further enhance our research and innovation capabilities in analytical science, biochemistry, bioprocessing, sensory and consumer experience. We have partnerships with industry and academic experts to analyze the genomic diversity of oat and identify naturally occurring varietal variances to help us improve on product nutritional qualities, sensorial properties and agronomic performance. We believe our research and innovation capabilities enable us to deliver on our promise of sustainable, delicious and nutritious products—supporting our mission to make plant-based eating easy and position us for long-term market leadership.

Multi-Channel Distribution Led by Proven Foodservice Strategy

Our successful channel expansion and execution across geographies starts with our foodservice-led market entry strategy that builds awareness of our brand and products. Consumers discover Oatly in a trusted environment such as an expertly brewed cup of coffee or cappuccino from their favorite coffee shop. That quality product experience sparks a discovery journey for consumers with Oatly that can lead to purchase at a grocery store or incorporating more plant-based options in their diet. Importantly, this strategy is very difficult for competitors to replicate given the foodservice channel’s fragmented and opaque distribution networks and has only been made possible by our on-the-ground teams that understand the nuances of this channel. While this strategy is currently best exemplified in our coffee channel through our barista relationships, we believe it is replicable across products categories through respective category foodservice channels. We are currently expanding this strategy in partnerships with multi-unit independents and large coffee chains to further drive the momentum of Oatly into new international markets.

Global Production Footprint Underpins Path to Profitability

Our global production footprint spans three continents, utilizing three main production models to meet global demand for our products: co-packing, hybrid and end-to-end self-manufacturing. Each of our manufacturing plants uses one of these production models based on how it can best support the Company’s growth and profitability goals. On November 14, 2022 and November 9, 2023, in conjunction with our third quarter earnings releases, we announced that we have initiated several strategic actions to adapt our supply chain network strategy in order to prepare for the next phase of growth. The framework for the supply chain network strategy is centered on focusing investments on our proprietary oat-base technology and capacity. These actions have reduced, and are expected to continue to reduce, the capital intensity of our business and have a positive effect on our cash flow outlook. We believe these actions will increase the agility of the organization and drive profitability with a more asset-light strategy.

Our Growth Strategies

We expect to drive continued, sustainable growth and strong financial performance by executing on the following strategies:

Expand Consumer Base through Increased Awareness and Plant-Based Dairy Category Growth

The plant-based dairy market is still in its infancy. According to Euromonitor, the country in which we operate that has the highest plant-based milk penetration (measured as a percent of total retail volume relative to dairy milk) is the United States with 14% penetration, which has increased 600 basis points since 2019 driven by plant-based milk’s 74% volume growth (15% annualized) during the period. Germany has the second-highest plant-based milk penetration at 10%, which has also increased 600 basis points since 2019, driven by plant-based milk’s 140% volume growth (24% annualized) during the period. We believe there is much more opportunity for increased penetration in multiple countries.

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

Expand Presence Across Channels

We believe we can continue to grow in existing markets by building on our strong performance by improving velocity and expanding on-shelf presence at current customers as well as signing new customers in multiple different channels. With the additional production capacity that we have brought online since 2021, we believe that we are now well-positioned to capitalize on the significant whitespace to further expand our foodservice, retail and e-commerce footprint within existing markets.

Extend Product Offerings through Innovation

We continually strive to improve upon our products in order to deliver more innovative, nutritious, sustainable and delicious form of oat-based products. We have ambitious, long-term innovation goals, which we believe will lead to sustained market leadership through the use of cutting-edge processes to deliver competitively distinct products.

We tailor our products to local consumer demands to further facilitate the consumer transition from cow-based dairy products to Oatly. With our continued investment in innovative and patented technologies, we aim to accelerate our consumers’ transition from cow-based dairy products to Oatly and strive to empower them to choose solutions that we believe improve their lives and the planet.

Enter New International Markets

Beyond our existing sales footprint, we believe we have a significant opportunity to expand into new international markets, including additional European countries. In most instances, we facilitate our entry into new markets by leveraging our existing commercial organization and production footprint. For example, we leveraged our DACH organization to accelerate our expansion in Poland with production supply coming from our Vlissingen and Landskrona facilities. We believe our established global presence and proven foodservice-led execution in three continents serve as compelling proof points of our ability to successfully enter new markets.

Drive Asset-Light Production Capacity Expansion

We operate six production facilities as of December 2023. Our strategy is to expand our production capabilities across each of our regions through an asset-light model, which includes a higher mix of our hybrid manufacturing model. We believe that an asset-light production model enables us to adequately service our customers while reducing complexity and capital intensity.

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

Oatmilk. Our oatmilk products have multiple profiles and flavors that mirror the traditional dairy shelf consumers expect. For instance, in the United States, our oatmilk portfolio includes Original, Low-Fat, Full-Fat, Chocolate Flavored, Unsweetened and Super Basic. Our oatmilk products are offered across both ambient and chilled packaging formats. Ambient (shelf-stable) packaging has the benefit of room-temperature storage perfectly suited for shipping to coffee shops, cafes and other foodservice locations. Ambient formats are also sold in retail and e-commerce channels in all of our regions.

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

Today, we have a global Food Innovation team with a central technology development team in Sweden, and globally-led but regionally-executed product development teams in the Americas, EMEA and Asia. To further strengthen our capabilities, in 2023 we established a Research and Innovation Center in Sweden where we partner with leading scientists and industry experts to ensure we stay at the forefront of oat expertise and human health. Through this set-up, we are efficiently building deep technology know-how and expertise, as well as ensuring that our products are developed close to consumers, according to locally relevant consumer preferences. Given one of our key focuses is building a broad and relevant product portfolio within plant-based dairy, we continuously explore and enter new product categories, making the change to plant-based easy for the consumers. We strive to create great, sustainable, delicious and nutritious food with optimal taste, functionality and texture.

Advertising and Creative

Through a bold advertising strategy, we amplify what our brand stands for and use our company voice in service of our mission: to challenge industry norms and inspire societal change.

Our advertising content is created or directed in-house, ensuring a consistent brand message across regions and product lines. Our advertisements can be found across a variety of platforms, including out-of-home locations, for example billboards, signage, bus and train banners and large-scale printed murals and print media, such as newspapers and magazines. We intend to continue to invest in our brand by adding additional media platforms such as television. We also regard our packaging as a valuable way to develop a dialogue with our consumers and foster an added long-standing relationship as they are enjoying the product. We have highly engaged social media followings and utilize platforms including TikTok, Instagram, Facebook, X (formerly Twitter), LinkedIn and YouTube, among others, to further engage with our consumers.

Channels / Customers

Our diversified portfolio of products is available in more than 20 countries across three continents through a variety of channels, including foodservice, food retail and e-commerce. Each market in which we operate has its own distinct customer landscape and channel mix. We believe the strength of our brand in an on-trend category makes us an attractive partner for customers.

In fiscal year 2023, the retail channel accounted for approximately 61.1% of our revenue, the foodservice channel accounted for approximately 34.6% of our revenue, and e-commerce accounted for approximately 4.3% of our revenue.

In fiscal year 2023, we had a customer that accounted for approximately 12% of our annual revenue.

Supply Chain Operations

The core goal of our Supply Chain Operations organization is to scale a proprietary, global footprint with a positive bottom-line, while efficiently and sustainably utilizing resources. Relative to our growth, we aim to reduce our greenhouse gas emissions through logistical and sourcing efficiencies, minimize our scrap material use and minimize our by-product waste. As our company and the demand for our products grows, we continue to strategically consider how we can further improve on our supply chain optimization. On November 14, 2022 and November 9 2023, in conjunction with our third quarter earnings releases, we announced that Oatly has initiated several strategic actions to adapt its supply chain network strategy and simplify the organizational structure in order to prepare for the next phase of growth. The framework for the supply chain network strategy is centered on focusing investments on Oatly's proprietary oat-base technology and capacity. These actions have reduced, and are expected to continue to reduce, the capital intensity of our business and have a positive effect on our cash flow outlook.

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
•
Rapeseed oil and other strategic ingredients. We source non-GMO rapeseed oil. For our products produced in EMEA, we source from within the EU, and for products produced in the United States, we source from Canada.
•
We generally source our non-strategic ingredients, such as salt and sugar, regionally.

Our Oat Suppliers

We have agreements in place with each of our oat suppliers and believe that the terms contained in these agreements are customary for such suppliers in our industry. Under each of these agreements, we are required to provide forecasts of our anticipated needs for certain periods of time to assess the supply we will require for the upcoming term, and the oats supplied under each of these agreements are subject to certain quality control requirements and terms regarding sustainability matters. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with our suppliers for the following year based on the outcome of the current year harvest. The price of raw oats and other ingredients such as rapeseed are volatile and depend on several factors: the result of the harvest in the different parts of the world we source from and other market factors such as world market price and other macroeconomic and geopolitical factors.

Production Process Overview

The Oatly production process consists of the following key steps, beginning with our core science and oat base technology:

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

For the year ended December 31, 2023, approximately 12% of our products were produced through the co-packing model, 50% through a hybrid model and 38% through our own end-to-end self-manufacturing.

Geographic Footprint

We have strategically built our manufacturing facilities to be in close proximity to our consumers as well as our co-packers, where possible. This allows us to reduce our transportation costs, which can help us to lower our environmental impact and can drive production efficiencies and cost savings. For a description of the principal markets in which we operate, which are EMEA, Asia and the Americas, including a breakdown of revenues by category of activity and geographic market for each of the last three fiscal years, see Item 5. “Operating and Financial Review and Prospects” of this Annual Report.

We have grown our production facilities from one site in Sweden in 2018, to six across Europe, the United States and Asia as of December 31, 2023. At year-end 2023, we had technically available capacity of approximately 900 million liters of finished goods equivalent of oat base.

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

Our Organization and People

Our organizational development is led by our People and Transformation team, whose goal is to institutionalize the principles of flexibility, innovation and continuous learning in our work environment. We invest in programming and resources that promote individual, cultural, structural and process changes towards our goals. To meet our sustainability objectives, we need the expertise of a diverse group of coworkers who feel that they work in a safe, inclusive and empowering environment, are compensated equitably for their work and protected from discrimination of any kind.

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

Competition

While we operate in a highly competitive market, we believe that our position as category creator, our commercial performance, brand equity, science and innovation practice, and organizational approach differentiate us and help us maintain market leading positions, despite generally having a higher price point, fewer promotions, and limited distribution. Our competitors include consumer packaged goods companies such as Danone, PepsiCo and Coca-Cola, dairy companies and brands, such as Lactalis, Fonterra, Arla Foods, Chobani, Dean Foods and Lactaid (owned by Johnson & Johnson), plant-based dairy companies, such as Blue Diamond Growers, Califia Farms, Planet Oat, Ripple Foods, Oatside and Ecotone, new market entrants building lab-based products and private-label brands. We believe the principal competitive factors in our industry include:

•
brand equity and consumer relationships;
•
product experience, including taste, functionality and texture;
•
nutritional profile and dietary attributes;
•
sustainability of supply chain, including raw materials;
•
quality and type of ingredients;
•
distribution and product availability;
•
pricing competitiveness; and
•
product packaging.

We believe it is important to have strong presence across multiple channels to effectively compete. We have been successful across retail, including grocery stores and supermarkets, foodservice, including coffee shops, cafés, restaurants and fast food, and e-commerce, both direct-to-consumer and through third-party platforms. Through this channel diversification, we are able to reach a broad consumer audience and appeal to the mainstream, while being able to shift product between channels in times of market disruption.

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

Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. Depending upon the jurisdiction, trademarks are valid as long as they are used in the regular course of trade and/or their registrations are properly maintained. Our primary trademarks are OATLY, WOW NO COW and POST MILK GENERATION, all of which are registered or pending registration in the United States and approximately 70 other countries in the world. In addition, we strive to protect key branding elements of our marketing, signaling the commercial origin of our products and services. As of December 31, 2023, we owned 43 registered trademarks and 17 pending trademark applications in the United States and around 2,020 registered trademarks, pending trademark applications or designations under the Madrid protocol globally. We take an active approach in defending and expanding the scope of protection of our trademarks with a vigilant global trademark watch. We further take decisive action against potential infringers both when it comes to registrations and actual use of marks confusingly similar to our trademarks.

As of December 31, 2023, we owned one issued patent and eight pending patent applications in the United States and more than 85 issued patents and pending patent applications globally.

We wish to keep confidential the specifics of our marketing, promotions and products, as well as proprietary information related to formulas, processes, know-how and methods used in our production and manufacturing and seek to protect all such information as trade secrets.

Seasonality

To date, we have not experienced pronounced seasonality, but such fluctuations may have been masked by our historical growth and macroeconomic trends, including higher inflation. As the Group continues to grow, including the relative size of our markets, the Group expects to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in the Asia region compared to the remaining quarterly periods of the year.

Government Regulation

Regulation of Conventional Food Products in the United States

Our products are regulated in the U.S. as conventional foods. As a manufacturer and distributor of food products, we, along with our distributors and ingredients and packaging suppliers, are subject to extensive laws and regulations by U.S. federal, state and local government authorities, including, among others, the FTC, the FDA, the USDA, the EPA, the OSHA and similar state and local agencies. Under various statutes, these agencies regulate the manufacturing, preparation, quality control, import, export, packaging, labeling, storage, recordkeeping, marketing, advertising, promotion, distribution, safety, and/or adverse event reporting of conventional foods. In the United States, conventional food manufacturers must adhere to CGMP and other standards requirements applicable to the production and distribution of conventional food products. In addition, we manufacture some of our products pursuant to special certification programs such as those for organic, kosher and non-GMO products, among others, and we must comply with strict standards imposed by federal, state and third-party certifying organizations with respect to these types of products and labeling claims.

The FDA regulates food products pursuant to the Federal Food, Drug, and Cosmetic Act and its implementing regulations. In addition, pursuant to FSMA, the FDA promulgates requirements intended to enhance food safety and prevent food contamination, including more frequent inspections and increased recordkeeping and traceability requirements. The FSMA also requires that imported foods adhere to the same quality standards as domestic foods, and provides the FDA with mandatory recall authority over food products that are mislabeled or misbranded. In addition, the FDA requires that certain nutrient and product information appear on product labels and that the labels and labeling be truthful and not misleading. Similarly, the FTC requires that marketing and advertising claims be truthful, not misleading, not deceptive and substantiated by adequate scientific data. We are also restricted from making certain claims about our products without prior FDA approval, such as health claims or claims that our products treat, cure, mitigate or prevent disease (i.e., drug claims).

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

Food production is also highly regulated by food safety laws and regulations. In the U.S., the FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, cGMPs and supplier verification requirements. Our processing facilities, including those of our co-producers, are subject to periodic inspection by federal, state and local authorities.

Non-US Government Regulation

As we manufacture and distribute our food products in a number of markets outside of the U.S., in particular Europe and Asia, we, along with our ingredient and packaging suppliers and distributors, are subject to a variety of foreign laws and government regulations applicable to food products. In addition, we manufacture some of our products pursuant to special certification programs such as those for organic, kosher and halal.

In the EU, food products and food production are governed by Regulation (EC) No 178/2002, laying down the general principles and requirements of food law as well as the procedures in matters of food safety and establishing the European Food Safety Authority (“General Food Law Regulation”) and Regulation (EC) No 852/2004 laying down general rules on the hygiene of foodstuffs. In addition, other pieces of the EU legislation provide microbiological criteria, contaminants, and pesticide levels, defining safety thresholds. Food business operators in the EU are subject to national food safety authorities in EU member states that perform official controls both on production facilities and food products securing that applicable regulations are met.

Following the end of the transition period on December 31, 2020, due to the United Kingdom’s withdrawal from the EU, the United Kingdom’s food and feed safety policy is no longer automatically governed by EU law, even though certain EU legislation (including the General Food Law Regulation) has been retained, and successively renamed as assimilated law from January 1, 2024.

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

The General Food Law Regulation also established the Rapid Alert System for Food and Feed (“RASFF”) to provide food control authorities with an effective tool to exchange information about measures taken responding to serious risks detected in relation to food. Consumers have access to a specific RASFF Consumers’ Portal, which provides information on food recalls and public health warnings. Since the EU exit, the UK still receives RASFF notifications from EU bodies, however any response to those, or notifications from the UK authorities, will be communicated to EU partner organizations via the appropriate INFOSAN contacts, as UK no longer has access to create or log on the RASFF system for that purpose.

Additionally, food business operations in the EU must ensure that their products and activities comply with European regulations governing the presentation, advertising and claims related to food products, in particular Regulation (EU) No 1169/2011 on the provision of food information to consumers, which, among other things, requires that, unless provided otherwise, pre-packed foods are accompanied by mandatory information such as list of ingredients, nutrition declaration, allergen information, and net quantity of the food. Nutrition claims (e.g., “low fat”) and health claims (i.e. any statement about a relationship between food and health) related to food are specifically regulated by Regulation (EU) No 1924/2006, which seeks to ensure that any claim made on a food’s labeling, presentation or advertising is clear, accurate and based on scientific evidence and does not mislead European consumers. Regulation (EU) No 432/2012, as amended, establishes a list of permitted health claims (other than those referring to the reduction of disease risk and to children’s development and health). Only health and nutrition claims that have been authorized by the EC, as included in the aforementioned regulations and a public EU register on nutrition and health claims, can be used. Food business operators must further ensure compliance with Regulation (EC) 1333/2008 on the rules on food additives (including conditions of use, labeling and procedures), Regulation (EC) 1334/2008 on the rules on food flavoring, Regulation (EC) 1332/2008 on the rules on food enzymes and Regulation (EU) No 1308/2013, as complemented by EC Decision No. 2010/791, establishing a common organization of the markets in agricultural products, which provides specific requirements for some food products including specific limits to the use of the terms “milk” and “milk products”.

Specific provisions apply to enriched products which are products to which vitamins and minerals have been added either to replace some of the nutrients lost when the food was manufactured/stored or to match the nutritional composition of the food that a substitute food aims to replace. Enriched products are subject to Regulation (EC) No 1925/2006 on the addition of vitamins and minerals and of certain other substances to foods, that together with Regulation (EU) 1169/2011 on food information to consumers, harmonize the provisions regarding the addition of vitamins and minerals and of certain other substances to foods. Pending the EC of harmonized EU maximum levels for vitamins or minerals that may be added to food supplements and enriched products and minimum levels for specific vitamins and minerals when added to food supplements, which is expected during the first quarter of 2024, EU member states can define those limits based on the needs of the local population.

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

In the People’s Republic of China, we are subject to the requirements of the China Food Safety Law and its implementing regulations. This law sets forth comprehensive statutory requirements governing the production, circulation, recall and import/export of food products in China. In addition, product information on our pre-packaged products must comply with the national standards on pre-packaged food labelling (GB 7718-2011) and pre-packaged food nutrition labelling (GB 28050-2011). With the operation of the Ma’anshan plant, we submitted production licenses to local authorities, filed product standards including national standard (GB 7101), industrial standard (QB/T 4221) and enterprise standards. All products manufactured in Ma’anshan comply with regulatory requirements.

As is the case in the U.S., requirements with respect to food production are set forth in each of the EU’s and the People’s Republic of China’s respective food safety legislation.

Our Singapore facility and the products manufactured in Singapore are subjected to the relevant Singapore legislations, i.e. The Sale of Food Act (Chapter 283) and the Sale of Food Act (food regulations) (collectively ‘Food Regulations’). The Food Regulations ensure the food made available for sale in Singapore are safe for consumption and ensure the provision of information relating to food to enable consumers to make informed choices. The information on the Oatly oat drinks sold in Singapore are labelled according to the general labelling requirements of Singapore Food Regulations, and the Handbook on Nutrition Labelling. Our factory in Singapore is Halal-certified.

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

C. Organizational Structure

The legal name of our company is Oatly Group AB and we are organized under the laws of Sweden. We have 33 wholly-owned subsidiaries and one 60% owned subsidiary. The Company’s principal subsidiaries as at December 31, 2023 are as follows:

Name	Country/place of registration and operations	Principal activities	Proportion of voting rights and shares held (directly or indirectly) (%)
Direct ownership
Cereal Base CEBA AB	Sweden	Holding	100%
Indirect ownership
Oatly AB	Sweden	Holding	100%
Oatly Sweden Operations & Supply AB	Sweden	Production	100%
Oatly UK Ltd.	United Kingdom	Selling	100%
Oatly UK Operations & Supply Ltd.	United Kingdom	Production	100%
Oatly Germany GmbH	Germany	Selling	100%
Oatly Norway AS	Norway	Selling	100%
Oy Oatly AB	Finland	Selling	100%
Oatly Netherlands BV	Netherlands	Selling	100%
Oatly Netherlands Operation & Supply BV	Netherlands	Production	100%
Oatly EMEA AB	Sweden	Selling	100%
Oatly Inc.	United States	Holding	100%
Oatly US Inc.	United States	Selling	100%
Oatly US Operations & Supply Inc.	United States	Production	100%
Havrekärnan AB	Sweden	Production	100%
Oatly Singapore Operations & Supply Pte Ltd.	Singapore	Production	100%
Oatly Hong Kong Holding Ltd.	Hong Kong, China	Selling	100%
Oatly Shanghai Co. Ltd.	China	Selling	100%
Oatly Food Co Ltd.	China	Production	100%
Oatly Thousands of Island Co Ltd.	China	Production	100%

D. Property, Plants and Equipment

Corporate Offices

Our headquarters are located at Ångfärjekajen 8, 211 19 Malmö, Sweden, under a lease for approximately 50,000 square feet of office space, expiring on February 29, 2028. We also lease regional offices in other locations, including London, Berlin, Helsinki, Amsterdam, Paris, Lund, Philadelphia, Shanghai, Singapore and Hong Kong.

Supply Chain Operations

We currently have six production facilities, two each in EMEA, Americas and Asia, respectively, and we have one additional facility currently under construction in China although we are evaluating this facility as part of our shift to our asset-light business-model. We currently own an end-to-end factory in Landskrona, Sweden and an oat base production facility in our Millville, New Jersey factory. We lease three factories for hybrid production: one in Vlissingen, the Netherlands, one in Ogden, Utah, and one in Singapore. We lease the facility for end-to-end production in Ma’anshan, China. We also have lease agreements for the facilities in Peterborough, United Kingdom, which we intend to terminate, and China (Asia III). We are also investing in improvements to our existing facilities and manufacturing equipment. We have during the year made adjustments to our capacity build-out plans to better match where we have the largest supply and demand gaps and as noted above, on November 14, 2022 and November 9, 2023, in conjunction with our third earnings releases, we announced that Oatly has initiated several strategic actions to adapt its supply chain network strategy and simplify the organizational structure in order to prepare for the next phase of growth. These actions have reduced, and are expected to continue to reduce, the capital intensity of our business and have a positive effect on our cash flow outlook.

We estimate that we will invest less than $75 million in 2024 related to the facilities under construction and/or under strategic planning discussions, as well as regular maintenance and efficiency investments for our existing facilities.

We expect to achieve an annualized run-rate output of approximately 900 million liters of finished goods equivalent of oat base capacity by the end of 2024.

Innovation and Product Development

We lease a center for new product development in Philadelphia, Pennsylvania and a research and development facility in Lund, Sweden.

Financing

We are financing our capital expenditures primarily through cash generated by the issuance of equity and Convertible Notes, and from borrowings under our credit facilities described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sustainable Revolving Credit Facility and Term Loan B Facility”, the proceeds from our Convertible Notes described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Convertible Notes” and the leasing arrangements described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Commitments.” We expect to continue to use this combination of financing to fund our continued expansion. For changes in facilities and borrowings after the reporting period, see Note 35 Events after the end of the reporting period.

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

The information called for by this Item 5, regarding a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021 has been reported previously in our Annual Report on 20-F for the year ended December 31, 2022 filed with the SEC on April 19, 2023 under “Item 5. Operating and Financial Review and Prospects,” which discussion is incorporated by reference herein.

A. Operating Results

Overview

Oatly is the world’s original and largest oatmilk company. Our products are sold globally through a variety of channels, from independent coffee shops to continent-wide partnerships with established franchises like Starbucks, from food retailers like Target and Tesco to premium natural grocers and corner stores, as well as through e-commerce channels such as Alibaba’s Tmall.

We currently operate six manufacturing facilities, with two in the United States, one in Sweden, one in the Netherlands, one in China, and one in Singapore. We also have one manufacturing facility in China that is currently under construction.

More detailed information about our business is included under Item 4. “Information on the Company” in this Annual Report.

Components of Results of Operations and Trends and Other Factors Affecting our Business

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations and trends and other factors affecting our business.

Strategic actions

We continue to execute on our strategic priorities focused on achieving profitable growth. These actions are aimed at setting clear priorities for our teams, reducing complexity to increase organizational agility, executing a more asset-light supply chain strategy.

In executing these actions, we simplified our organizational structure. We reviewed the organizational structure to adjust the fixed cost base globally, including employee-related costs, professional services, and other related costs. We have recorded restructuring costs of $14.8 million in 2023 related to these actions (2022: $4.4 million).

On March 1, 2023, we consummated the transactions contemplated by a long-term strategic partnership agreement with YYF entered into on December 30, 2022 to enable our Ogden, Utah facility (the “Ogden Facility”) to be converted to a hybrid manufacturing model. As part of the agreement, YYF acquired a majority of the assets (including mixing and filling equipment) used in the operation and assumed the property lease at Oatly’s production facility in Ogden and responsibility for the completion of construction of the production facility and the lease in Fort Worth. Oatly retained full ownership and operation of proprietary oat base production lines in each facility. For further discussion on the YYF Transaction, see Item 3.D. “Key Information—Risk Factors—Risks Related to our Business and Industry—The strategic partnership with Ya YA Foods may not be successful, which could adversely affect our operations and manufacturing strategy”, and Note 34 Non-current assets held for sale to our consolidated financial statements included elsewhere in this Annual Report.

During the fourth quarter 2023, we decided to discontinue the construction of our new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. We recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities. We currently estimate these restructuring and other exit costs to result in no more than $20 million of net cash outflows over the next two fiscal years, after taking into consideration anticipated proceeds from selling certain equipment. For a further discussion on risks related to this impairment see Item 3.D. “Key Information—Risk Factors—Risks Related to our Business and Industry—We have recently recognized impairment charges for long-lived assets in connection with certain of our production facilities that are not yet in operation, and we may need to recognize further impairments in the future, which could adversely impact our business, financial condition and results of operations.”

Impact of the Macroeconomic Environment on our Results

Our business continues to be exposed to the effects of the current global macroeconomic environment. We continue to maintain a global focus on the controllable aspects of our business while navigating the challenging operating environment.

•
Consumer Spending: Our fiscal 2023 revenue growth reflects solid demand for our products despite ongoing uncertainty in the global economy. We will continue to closely monitor macroeconomic conditions, including potential impacts of inflation and rising interest rates on consumer behavior.
•
Inflationary pressures: Higher input costs negatively impacted our results in 2023. To offset these headwinds, we have executed on a combination of strategic pricing actions, product and customer mix management, operational improvements in our supply chain, and reductions in our overhead costs. We will continue to closely monitor the prices of our input costs and look for additional ways to offset the impact on our business.

•
Geopolitical tensions: Russian invasion of Ukraine in February 2022 has caused a negative impact on the global economy, driving further increases to, among other things, the cost of transportation, energy and materials. Higher transportation costs are a result of increased fuel prices, a short supply of truck drivers worldwide and increased freight costs, making it more expensive for us and our partners to deliver products to our customers. We do not directly procure goods or services from Russia or Ukraine. However, these two countries are large exporters of farm produce and fertilizer. This has indirectly impacted the supply and pricing of certain ingredients for our products. We also have experienced an impact on supply chains due to the ongoing war and, for example, have removed rail transport to Asia through Russia. Further sanctions, bans, or other economic actions in response to the ongoing conflict in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to our supply chain, and a lack of consumer confidence resulting in reduced demand. While the extent of such items is not presently known, any of them could negatively impact our business, results of operations, and financial condition. Additionally, further escalation of geopolitical tensions related to the conflict in the Red Sea or the war in Israel and Palestine, including increased trade barriers or restrictions on global trade, could result in, among other things, broader impacts that expand into other markets, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain, or a diminished consumer confidence resulting in reduced demand.
•
COVID-19 Impacts: During the first half of 2023, we managed through the continued impacts of restrictions related to the COVID-19 pandemic, particularly in China. At the beginning of the third quarter of fiscal 2023, the government-mandated restrictions were lifted in China.
•
Foreign Currency Impacts: As a global company, we are exposed to risk arising from foreign currency exchange rates. In fiscal 2023, fluctuations in foreign currency exchange rates negatively impacted our reported revenues by approximately $1.6 million, reducing our revenue growth rate to 8.5% on a reported basis from 8.7% on a constant currency basis.

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

Our sustainability pillars and ambitions

Our sustainability ambitions and goals form a key part of our business strategy and operations. This work is led by leaders throughout our company, and managed by our Chief Executive Officer, whose role is to work with the Board and the rest of the management team to implement our sustainability strategy and to advise other leaders to integrate that strategy into their business strategies and actions. In assuming this responsibility at the beginning of 2024, our Chief Executive Officer has ownership of our continued evolution into an organization where sustainability is truly embedded, partnering with our sustainability leaders to collectively fulfill the responsibilities that have traditionally sat with a chief sustainability officer. This work is focused around three pillars of action that guide our sustainability programs. These three pillars are as follows:

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

Set the example as a future company

We aim to provide benefits to our customers and other stakeholders by operating in a way that respects the planet, while creating a safe and inclusive workplace for our people. We are therefore advancing a number of initiatives, including investing in technological solutions that advance resource efficiency, renewable energy, and sustainable ground transportation.

Empower a plant-based revolution

We believe that our company and our products can play a key role in the “plant-based revolution”, by advocating for and developing public policy positions in relation to the climate benefits of plant-based foods. For example, we seek to raise awareness of these benefits through climate labelling our products and through urging the food and drink industry to climate label their products, in a bid to enhance sector emissions transparency and empowering consumers to make informed sustainable food decisions.

Our reporting of our sustainability ambitions and objectives continues to evolve, as we work to increase the transparency of progress on such ambitions and objectives. In late 2023, we initiated a double materiality assessment. These results will help inform our future ESG reporting. In addition, we seek to demonstrate the alignment of our operations with certain UN SDGs and approach the structure of our reporting in a way that aligns with the metrics of the relevant standard of the International Sustainability Standards Board's SASB Standards, a globally recognized ESG-reporting framework.

Sustainability governance

Our sustainability program is developed and managed through considered interaction between our Chief Executive Officer, with embedded ownership within relevant functions and other department heads, and overseen by our Board of Directors. Our Chief Executive Officer and our Sustainability Leadership Team work together to develop our sustainability programs, practices and goals in conjunction with our other business leaders, and these form the basis of our approach to sustainability at our Company. These programs, practices and goals are overseen and monitored by the Nominating and Corporate Governance Committee of our Board of Directors, which is in turn required to report to the wider Board on matters of sustainability and corporate responsibility performance.

Our 2023 sustainability highlights

In 2023, Oatly refined its framework for regenerative oat sourcing, known as the FARM framework, and began implementation in North America. Future Agriculture Renovation Movement represents Oatly’s commitment to source oats from agricultural systems that reduce greenhouse gas emissions, protect biodiversity and water quality, and improve farmer wellbeing. The framework was developed in partnership with farmers and mill partners in North America and Europe, with support from external consultants expert in this field.

We continued to source renewable electricity for all Oatly-operated factories and expanded our program to source renewable electricity certificates for much of the renewable electricity used by our production partners to produce Oatly products. Sourcing renewable heat energy for other factories around the globe remains a challenge and will be a key strategy to help Oatly achieve 100 percent renewable energy by 2029.

We also continue to expand our use of electric trucks and began for the first time to deliver products from our warehouse in southern Sweden to a customer’s warehouse using such electric trucks. This project is part of our overall logistics strategy, striving towards 100% sustainable ground transport (inbound and outbound) for our products and materials, employing electric vehicles, rail or vehicles using renewable fuels.

We work to provide a safe and equitable environment for personal growth for our employees and to better understand the impacts we have on our external stakeholders. In late 2023, we initiated a Human Rights Saliency assessment and expect to obtain and analyze the results in 2024.

In 2023 we continued to advocate for climate footprint labelling to become more widely adopted, with the Climate Challenge campaign in US, UK and Germany challenging dairy companies to disclose their climate data, better enabling consumers to draw comparisons. We offered free high-profile advertising space to ‘Big Dairy’ if they chose to publish the complete climate footprint of their products, and we continue to have constructive dialogue with numerous industry groups and policy makers about this topic. We have also continued to implement climate footprint labeling for many of our products in Europe, Australia and the U.S., and work to expand this labeling to more products and regions, such as Asia is planned for 2024. Finally, we continued to carry out comprehensive comparative life-cycle analyses (LCAs) for core Oatly products.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three geographic regions: EMEA, the Americas and Asia. Our customers include retailers, e-commerce channels, coffee shops and other specialty providers within the foodservice industry.

EMEA is our largest revenue-producing region, followed by the Americas and Asia. Currently, our primary markets in EMEA are the United Kingdom, Germany and Sweden. In the Americas, substantially all of our revenue to date can be attributed to the United States, and in Asia, the majority of our revenue is generated in China. The channel and product mix vary by country and the markets where we have operated the longest, such as Sweden and Finland, have a broader product portfolio available to customers and consumers. For the twelve months ended December 31, 2023, on a consolidated level, oatmilk accounted for approximately 90% of our revenue.

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported net revenue. These promotional activities impact our net revenue and changes in such activities could impact period-over-period results.

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
Expand our presence across channels:
o
Grow within food retail channels by increasing our distribution points with existing and new customers, capturing greater shelf space and continuing to drive velocity increases.
o
Expand footprint across the foodservice channel, including independent coffee shops, branded foodservice restaurant chains, and other foodservice customers such as universities and offices.
•
Scale e-commerce capabilities by strategically partnering with leading third-party platforms.
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

Gross profit and margin

Gross profit consists of our net revenue less costs of goods sold. We have scaled our production capacity significantly over the past couple of years. Our gross profit margin has benefited and we expect it will continue to benefit from the localization of production capacity closer to our customers and consumers as well as increased focus on our asset-light supply chain strategy. Over time, we expect to improve our manufacturing operational performance and leverage the cost of our fixed production and staff costs, including a higher focus on procurement efficiencies through scale of purchasing and diversification of suppliers.

Our cost of goods sold has significantly increased since 2021, resulting in us taking pricing actions in 2022 and 2023 to partially offset these headwinds. Further pricing actions might be enacted if deemed necessary to offset cost of goods sold inflation, but there is no assurance we will be able to offset all inflationary pressure impacting our business operations.

Operating expenses

Research and development expenses consist primarily of personnel-related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products.

Selling, general and administrative expenses include primarily personnel-related expenses for our sales, general and administrative staff, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e., outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating income and (expenses), net, consists primarily of non-cash impairments charges and other costs related to discontinued construction of certain production facilities, cost for legal settlement and net foreign exchange gains (losses) on operating related activities.

Other

Finance income and (expenses), net, primarily consists of impact from fair value changes on Convertible Notes, transaction costs relating to the issuance of Convertible Notes, interest expense related to loans from credit institutions, interest expense on lease liabilities, interest income and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax (expense)/benefit represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Year Ended December 31,
	2023		2022
	(in thousands)	% of revenue	(in thousands)	% of revenue
Revenue	783,348	100.0%	722,238	100.0%
Cost of goods sold	(631,265)	(80.6)%	(642,211)	(88.9)%
Gross profit	152,083	19.4%	80,027	11.1%
Research and development expenses	(21,047)	(2.7)%	(22,262)	(3.1)%
Selling, general and administrative expenses	(373,396)	(47.7)%	(412,799)	(57.2)%
Other operating income and (expenses), net	(214,652)	(27.4)%	(40,951)	(5.7)%
Operating loss	(457,012)	(58.3)%	(395,985)	(54.8)%
Finance income and (expenses), net	48,847	6.2%	(1,409)	(0.2)%
Loss before tax	(408,165)	(52.1)%	(397,394)	(55.0)%
Income tax (expense)/benefit	(8,895)	(1.1)%	4,827	0.7%
Loss for the year	(417,060)	(53.2)%	(392,567)	(54.4)%
Attributable to:
Shareholders of the parent	(416,874)	-53.2%	(392,567)	-54.4%
Non-controlling interests	(186)	0%	—	—

For the years ended December 31, 2023 and 2022

Revenue

Revenue increased by $61.1 million, or 8.5%, to $783.3 million for the year ended December 31, 2023, net of sales discounts, rebates and trade promotions, from $722.2 million for the year ended December 31, 2022, This revenue growth was mainly driven by price increases implemented in EMEA primarily during the first quarter of 2023 and the Americas in the third quarter of 2022, in addition to continued volume growth for our products in EMEA and Americas, respectively. The revenue was negatively impacted by expected declines in the Asia segment due to the decision to refocus into the foodservice channel, resulting in discontinuation of certain lower-margin products and customers across the retail and e-commerce channels. Excluding a foreign currency exchange headwind of $1.6 million, revenue for the twelve months ended December 31, 2023 would have been $785.0 million, or an increase of 8.7%, using constant exchange rates (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis). Sold finished goods volume for the twelve months ended December 31, 2023 amounted to 518 million liters compared to 502 million liters for the prior year period, an increase of 3.2%. The produced finished goods volume for the twelve months ended December 31, 2023 amounted to 506 million liters compared to 518 million liters for the same period last year, a decrease of 2.3%.

The Company continued to experience sold volume growth across the retail and foodservice channels of 5.9% and 1.4%, respectively, for the twelve months ended December 31, 2023. In the twelve months ended December 31, 2023 and 2022, the retail channel accounted for 61.1% and 58.4% of our revenue, respectively, the foodservice channel accounted for 34.6% and 36.0% of our revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 4.3% and 5.6% of our revenue, respectively.

EMEA, the Americas and Asia accounted for 51.3%, 32.0% and 16.7% of our total revenue in the twelve months ended December 31, 2023, respectively, as compared to 47.8%, 31.0% and 21.2% of our total revenue in the twelve months ended December 31, 2022, respectively.

As a result of the strategic actions and restructuring activities during the year, our employee headcount has decreased compared to the prior year, from 2,009 employees as of December 31, 2022, to 1,548 employees as of December 31, 2023. The number of consultants increased from 402 consultants as of December 31, 2022 to 452 consultants as of December 31, 2023.

Cost of goods sold

Cost of goods sold decreased by $10.9 million, or 1.7%, to $631.3 million for the year ended December 31, 2023 from $642.2 million for the year ended December 31, 2022. This decrease was primarily the result of improvements in supply chain efficiency across all segments, including the benefits from the strategic reset in Asia, co-packer consolidation in Americas and lower one-offs related to co-packer penalties and scrapping.

Gross profit and margin

Gross profit increased by $72.1 million, or 90.0%, to $152.1 million for the year ended December 31, 2023, from $80.0 million for the year ended December 31, 2022. Gross margin increased by 8.3 percentage points, to 19.4% for the year ended December 31, 2023 from 11.1% for the year ended December 31, 2022. The improvement in gross profit margin in 2023 is mostly due to operational improvements, as well as price increases implemented in EMEA during the first quarter of 2023 and price increases in Americas during the third quarter of 2022. The increase is also driven by improved absorption and improvements in supply chain efficiency across all segments.

Operating expenses

Research and development expenses decreased by $1.2 million, or 5.5%, to $21.0 million for the year ended December 31, 2023, from $22.3 million for the year ended December 31, 2022, and as a percentage of revenues, 2.7% and 3.1%, respectively. This decrease was primarily due to a decrease in employee related expenses, driven by reduced headcounts as a result from our strategic actions to adjust fixed cost base globally.

Selling, general and administrative expenses decreased by $39.4 million, or 9.5%, to $373.4 million for the year ended December 31, 2023, from $412.8 million for the year ended December 31, 2022, and as a percentage of revenues 47.7% and 57.2%, respectively. The decrease was primarily due to a decrease of $20.4 million in costs relating to external consultants, contractors, and other professional fees. Employee-related expenses decreased by $3.7 million mainly driven by $12.1 million in decreased costs for the 2021 Plan (as defined below), offset by $7.0 million in increased severance related charges as a result of our strategic actions to simplify our organizational structure. Customer distribution costs decreased by $9.7 million and also decreased as a percentage of revenue from 8.5% to 6.6%, due to a number of factors including lower freight rates and mix of sales. Branding and marketing expenses decreased by $5.9 million. The decrease was offset by $4.5 million reduction in reimbursement from the depositary relating to the administration of the ADR program.

Other operating income and (expenses), net increased by $173.7 million to an expense of $214.7 million for the year ended December 31, 2023, from an expense of $41.0 million for the year ended December 31, 2022. The increase in other operating expenses was primarily due to the impact of the discontinued construction of certain production facilities in the fourth quarter of 2023, which resulted in asset impairment charges of $172.6 million and other costs of $29.0 million. The increase in other operating expenses was also due to the impact of $9.3 million in costs for the legal settlement. Refer to Note 33 Commitments and contingencies to our consolidated financial statements included elsewhere in this Annual Report for further details on the legal settlement.

Finance income and (expenses), net improved by $50.3 million to an income of $48.8 million for the year ended December 31, 2023, from an expense of $1.4 million for the year ended December 31, 2022. The improvement was due primarily to $96.4 million in positive impact from fair value gains on Convertible Notes and $10.5 million in increased interest income from cash in bank accounts and short-term deposits, offset by $36.8 million in increased interest expenses relating to our financing and $19.1 million in increased other financial expenses primarily consisting of transaction costs relating to our financing.

Income tax (expense)/benefit increased by $13.7 million to an expense of $8.9 million for the year ended December 31, 2023 from an income of $4.8 million for the year ended December 31, 2022. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions. In the twelve months ended December 31, 2023, Oatly Group had an effective tax rate (“ETR”) of 2.2% based on a total pre-tax loss of $408.2 million. The main driver of the Group’s ETR is unrecognized tax losses in Sweden and certain other jurisdictions.

Seasonality

To date, we have not experienced pronounced seasonality, but such fluctuations may have been masked by our historical growth and macroeconomic trends, including higher inflation. As the Group continues to grow, including the relative size of our markets, the Group expects to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in the Asia region compared to the remaining quarterly periods of the year.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA and Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a liquidity measure, and each in our financial communications:

“EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, asset impairment charges and other costs related to discontinued construction of production facilities, asset impairment charges and other costs related to assets held for sale, costs related to the securities class-action legal settlement, and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

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
•
Adjusted EBITDA excludes asset impairment charges and other costs related to discontinued construction of production facilities, although these are non-cash expenses, the assets being impaired may have to be replaced in the future or require certain disposal or remediation costs, increasing our cash requirement;
•
Adjusted EBITDA does not reflect costs related to legal settlement that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes asset impairment charges and other costs related to assets held for sale, although these are non-cash expenses, the assets being impaired may have to be replaced in the future or require certain disposal or remediation costs, increasing our cash requirements; and
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business.

“Free Cash Flow” is defined as net cash flows from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial liquidity. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

The table below reconciles EBITDA and Adjusted EBITDA to loss for the periods presented.

	2023	2022
(in thousands of U.S. dollars)
Loss for the period	(417,060)	(392,567)
Income tax expense/(benefit)	8,895	(4,827)
Finance (income) and expenses, net	(48,847)	1,409
Depreciation and amortization expense	51,874	48,600
EBITDA	(405,138)	(347,385)
Share-based compensation expense	21,446	35,466
Restructuring costs(1)	14,760	4,415
Asset impairment charges and other costs related to discontinued construction of production facilities(2)	201,560	—
Legal settlement(3)	9,250	—
Asset impairment charge and other costs related to assets held for sale (4)	375	39,581
Non-controlling interests	186	—
Adjusted EBITDA	(157,561)	(267,923)
(1)
Relates primarily to severance payments as the Company continues to adjust its organizational structure to the macro environment, and inventory write-offs related to the Company’s strategy reset in the Asia segment.
(2)
Following certain events during the fourth quarter, the Company decided to discontinue the construction of its new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Company recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities.
(3)
Relates to US securities class action litigation settlement expenses.
(4)
Relates to the YYF Transaction. See Note 34 Non-current assets held for sale in the consolidated financial statements included elsewhere in this Annual Report for further details.

The table below reconciles revenue as reported to revenue on a constant currency basis by segment for the periods presented.

	Year ended December 31,		$ Change			% Change
(in thousands of U.S. dollars)	2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
EMEA	402,168	345,509	402,168	3,350	398,818	16.4%	15.4%	4.9%	10.5%
Americas	250,264	223,880	250,264	—	250,264	11.8%	11.8%	2.9%	8.9%
Asia	130,916	152,849	130,916	(4,960)	135,876	-14.3%	-11.1%	-1.9%	-9.2%
Total revenue	783,348	722,238	783,348	(1,610)	784,958	8.5%	8.7%	3.1%	5.6%

The table below reconciles Free Cash Flow to net cash flows from operating activities for the periods presented.

	Year ended December 31,
(in thousands of U.S. dollars)	2023	2022
Net cash flows used in operating activities	(165,626)	(268,946)
Capital expenditures	(69,045)	(206,165)
Free Cash Flow	(234,671)	(475,111)

Segment Information

	Year Ended December 31, 2023
(in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	402,168	250,264	130,916	—	—	783,348
Intersegment revenue	1,725	—	7,317	—	(9,042)	—
Total segment revenue	403,893	250,264	138,233	—	(9,042)	783,348
Adjusted EBITDA	42,951	(28,137)	(64,595)	(107,780)	—	(157,561)
Share-based compensation expense	(1,781)	(3,531)	(4,704)	(11,430)	—	(21,446)
Restructuring costs(1)	(1,103)	(3,062)	(2,954)	(7,641)	—	(14,760)
Asset impairment charges and other costs related to discontinued construction of production facilities(2)	(158,551)	(43,009)	—	—	—	(201,560)
Costs related to the YYF Transaction(3)	—	(375)	—	—	—	(375)
Legal settlement(4)	—	—	—	(9,250)	—	(9,250)
Non-controlling interests	—	—	(186)	—	—	(186)
EBITDA	(118,484)	(78,114)	(72,439)	(136,101)	—	(405,138)
Finance income	—	—	—	—	—	117,876
Finance expenses	—	—	—	—	—	(69,029)
Depreciation and amortization	—	—	—	—	—	(51,874)
Loss before tax	—	—	—	—	—	(408,165)

	Year Ended December 31, 2022
(in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	345,509	223,880	152,849	—	—	722,238
Intersegment revenue	34,940	820	3,659	—	(39,419)	—
Total segment revenue	380,449	224,700	156,508	—	(39,419)	722,238
Adjusted EBITDA	(10,298)	(62,837)	(75,183)	(119,605)	—	(267,923)
Share-based compensation expense	(4,314)	(4,485)	(6,973)	(19,694)	—	(35,466)
Restructuring costs(1)	(918)	(797)	(309)	(2,391)	—	(4,415)
Asset impairment charge and other costs related to assets held for sale(4)	—	(39,581)	—	—	—	(39,581)
EBITDA	(15,530)	(107,700)	(82,465)	(141,690)	—	(347,385)
Finance income	—	—	—	—	—	15,256
Finance expenses	—	—	—	—	—	(16,665)
Depreciation and amortization	—	—	—	—	—	(48,600)
Loss before tax	—	—	—	—	—	(397,394)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2023 refer to intersegment revenue for sales of products from EMEA to Asia and from Asia to EMEA. Eliminations in 2022 primarily refer to intersegment revenue for sales of products from EMEA to Asia.

(1)
Relates primarily to severance payments as the Company continues to adjust its organizational structure to the macro environment, and inventory write-offs related to the Company’s strategy reset in the Asia segment.
(2)
Following certain events during the fourth quarter, the Company decided to discontinue the construction of its new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Company recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities. See Note 15 Property, plant and equipment in the consolidated financial statements for further details.
(3)
Relates to the Ya YA Foods USA LLC transaction (the “YYF Transaction”). See Note 34 Non-current assets held for sale in the consolidated financial statements included elsewhere in this Annual Report for further details.
(4)
Relates to US securities class action litigation settlement expenses. See Note 33 Commitments and contingencies for further details.

B. Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity and Convertible Notes, and from borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, make capital expenditures, invest in our organizational capabilities to support profitable growth and for general corporate purposes. We are using this combination of financing to fund our business. We expect our net capital expenditures for 2024 to be below $75 million, related primarily to investments in our production facilities. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. Our recent decision to discontinue construction at certain production facilities has impacted our projected capital expenditures. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months. See the Risk Factor entitled “A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations” under Part I, Item 3.D of this Annual Report on 20-F.

Our primary sources of liquidity are cash and cash equivalents on hand and availability under our credit facilities. As of December 31, 2023, we had cash and cash equivalents of $249.3 million. Our cash and cash equivalents consist of cash in bank accounts and short-term deposits. Short-term deposits are time deposits and structured deposits.

In addition to the above, we had access to $205.1 million in undrawn bank facilities as of December 31, 2023.

We undertook a significant refinancing of our principal credit facilities in April 2023. Following this refinancing, we have in place a senior secured credit revolving facility with commitments of SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), and a term loan facility of $130 million and intercreditor arrangements as set forth below. Furthermore, the proceeds from our Convertible Notes offerings (as further described below) totaled approximately $325 million. We believe our current cash and cash equivalents, together with the additional available debt commitments described below, are sufficient to fund our current business plan.

Sustainable Revolving Credit Facility and Term Loan B Credit Facility

On April 18, 2023, our existing Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement (as defined below), including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility (as defined below) and the TLB Credit Agreement by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with a floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement contains maintenance financial covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into an Intercreditor Agreement (the “Intercreditor Agreement”) with, amongst others J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain of the Convertible Notes. The Intercreditor Agreement includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups.

On May 23, 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the HH Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the HH Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement.

Convertible Notes

On March 23, 2023 and April 18, 2023, we issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes,” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of our existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at our option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by us. The Original Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 23, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2024 and March 23, 2025, respectively, is below a specified price. We may require conversion Convertible Notes if the last reported sale price of our ADSs equals or exceeds 200% of the applicable conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On May 9, 2023 we entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Notes (the “HH Notes”), resulting in approximately $34 million of proceeds after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes except (i) that the HH Notes are convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of our ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of our shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the Intercreditor Agreement.

The Note Terms contain covenants limiting our ability to incur additional debt other than certain debt permitted under the TLB Credit Agreement, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the applicable Note Terms).

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

On November 10, 2022, the Group's indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $20.7 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility were subject to the lender's approval. The CMB Credit Facility was available for one year, was unsecured, and included creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., and distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of December 31, 2022, there were no outstanding borrowings under the CMB Credit Facility. In November 2023, the CMB Credit Facility was terminated.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Year Ended December 31,
(in thousands of U.S. dollars)	2023	2022
Net cash flows used in operating activities	(165,626)	(268,946)
Net cash flows (used in)/from investing activities	(26,698)	34,794
Cash flows from financing activities	354,995	35,919

Net cash used in operating activities

Net cash flows used in operating activities decreased by $103.3 million to $165.6 million for the year ended December 31, 2023 from $268.9 million for the year ended December 31, 2022, which was primarily driven by improved working capital. For more detail, see “Results of Operations” section above.

Net cash (used in)/from investing activities

Net cash flows used in investing activities increased by $61.5 million to an outflow of $26.7 million for the year ended December 31, 2023 from an inflow of $34.8 million for the year ended December 31, 2022. The outflow was primarily driven by capital expenditure of $69.0 million compared to $206.2 million in the prior year period, offset by net proceeds $44.0 million from the sale of assets related to the YYF Transaction.

Net cash from financing activities

Net cash flows from financing activities increased by $319.1 million to $355.0 million for the year ended December 31, 2023 from $35.9 million for the year ended December 31, 2022, which was primarily driven by net proceeds of $325.0 million from the close of the financing transactions during the year. For more detail on the financing activities, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” above.

Contractual Obligations and Commitments

For information regarding our contractual commitments and contingencies, see Note 33 Commitments and contingencies to our consolidated financial statements, included elsewhere in this Annual Report.

C. Research and Development, Patents and Licenses, etc.

For a description of the Company’s research and development policies, see Item 4.B. “Information on the Company—Business Overview” and discussions elsewhere in this Item 5. “Operating and Financial Review and Prospects.”

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Jean-Christophe Flatin	55	Chief Executive Officer
Marie-José David	52	Chief Financial Officer
Daniel Ordonez	55	Chief Operating Officer
Board Members
Martin Brok	57	Board Member
Steven Chu	76	Board Member
Ann Chung	42	Board Member
Bernard Hours	67	Board Member
Lillis Härd	53	Board Member
Hannah Jones	56	Board Member
Eric Melloul	55	Board Member
Toni Petersson	56	Board Member
Frances Rathke	63	Board Member
Calvin Tuen-Muk Lai Shu	50	Board Member
Eric Xin Wang	39	Board Member
Yawen Wu	41	Board Member

Unless otherwise indicated, the current business addresses for our executive officers and the members of our Board of Directors is c/o Oatly Group AB, Ångfärjekajen 8 211 19 Malmö, Sweden.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Jean-Christophe Flatin has served as our Chief Executive Officer since June 2023, and prior to that served as our Global President since June 2022. Prior to joining the Company, Mr. Flatin had over 30 years of experience at Mars, Incorporated which included serving as Global CEO and President of the Royal Canin cat and dog food business from 2007 to 2014 and as President of the Global Chocolate division from 2014 to 2017. Prior to joining Oatly, he served as President of Innovation, Science, Technology, and Mars Edge from 2018 to early 2022. Mr. Flatin holds a Master’s degree in Management from ESCP Europe.

Marie-José David has served as our Chief Financial Officer since October 2023. Prior to joining the Company, Ms. David served as Chief Financial Officer at Mars Veterinary Health International, a division of Mars Petcare, from September 2020 to June 2023. She also served as Chief Financial Officer Americas at Pandora from February 2019 to June 2020 and Vice President, Finance for a professional product division unit at L’Oréal USA from August 2012 to January 2019. Ms. David obtained both a Bachelor’s degree in Economics and Management and a Master’s degree in Finance at University Pantheon Assas (PARIS II).

Daniel Ordoñez has served as our Chief Operating Officer since June 2022. Prior to joining the Company, Mr. Ordoñez had over 30 years of experience in consumer packaged goods, primarily at Danone and Unilever where he served in the following markets: Argentina, the United Kingdom, Brazil, Spain, Mexico, Uruguay and France. Prior to joining Oatly, Mr. Ordonez served as President of Danone Iberia from 2021 to early 2022, as SVP Chief Growth Officer of its Dairy and Plant-Based division from 2017 to 2021 and as SVP Chief Growth Officer, Waters Danone from 2015 to 2017. Mr. Ordoñez holds a degree in Economics and Public Accounting from the University of Buenos Aires.

Board Members

The following is a brief summary of the business experience of our board members.

Martin Brok has served as a member of our board of Directors since May 2023. Mr. Brok is a highly accomplished global executive with over 35 years of experience in senior roles at some of the world’s best-known brands, including Sephora, Starbucks, Nike, Burger King Corporation and The Coca-Cola Company. He most recently served at Sephora, a division of the LVMH group, as its Global President and Chief Executive Officer from September 2020 to June 2022. Prior to that, he was President of the Europe, Middle East & Africa division of Starbucks Corporation after having served as Nike, Inc.’s Vice President of global product and merchandise operations & analytics and Global Chief Operating Officer of the direct-to-consumer business. Today, he is Founder and CEO of mb Capital Advisors B.V. and Operating Partner at Advent International. Mr. Brok also serves as a member of the board of directors of Revlon Inc., Oatly Inc, Tous S.L., Self Esteem Brands, LLC and the Primark Strategic Advisory Board. Mr. Brok has a Bachelor of Business Administration (Marketing) from Georgia State University’s Robinson School of Business in 1988 and attended the Program for Management Development at Harvard Business School in 2000.

Steven Chu has served as a member of our Board of Directors since May 2021. Mr. Chu has been a professor at Stanford University since 2013. He previously served as the Secretary of Energy at the U.S. Department of Energy from 2009 to 2013. Mr. Chu currently serves on the boards of directors of several private companies. He served on the Board of Directors of Zymergen Inc. from June 2016 to April 2022, Nvidia Corporation from 2004 to 2009, the Okinawa Institute of Science and Technology from 2004 to 2009, the Hewlett Foundation from 2003 to 2009 and the University of Rochester from 1999 to 2009. He was director of the Lawrence Berkeley National Laboratory from 2004 to 2009. Previously, he was a professor of Physics and professor of Applied Physics at Stanford and worked at AT&T Bell Laboratories. Mr. Chu holds a Bachelor of Science in Physics and a Bachelor of Arts in Mathematics from the University of Rochester. He also holds a Ph.D. in Physics and did a postdoctoral fellowship at the University of California, Berkeley. Mr. Chu was awarded the Nobel Prize in Physics in 1997. He has been a Member of the National Academy of Sciences since 1993 and is a member or foreign member of nine other academies. He has won numerous other awards, including 35 honorary university degrees.

Ann Chung has served as a member of our Board of Directors since July 2020. Ms. Chung has served as a Senior Managing Director of The Blackstone Group since January 2020. She currently serves on the board of directors of Supergoop LLC since 2021 and of Spanx LLC since 2021. She previously served as a Principal at Fremont Private Holdings from 2018 to 2019 and as a Principal at J.H. Whitney Capital Partners from 2013 to 2018. Ms. Chung served on the Board of Directors of Walker Edison Holding Company LLC from 2021 to 2022 and CJ Foods, Inc. from 2014 to 2020. Ms. Chung holds a Master’s of Business Administration in Entrepreneurial Management from the University of Pennsylvania and a Bachelor of Science in Commerce from the University of Virginia.

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

Toni Petersson has served as a member of our Board of Directors since May 2021 and has served as the Co-Chairman of the Board of Directors since June 1, 2023. He also served as our Chief Executive Officer from November 2012 to June 2023. Prior to joining the Company, Mr. Petersson founded several businesses, including a real estate company and companies in the hospitality industry before he served as the CEO of Boblbee from October 2009 to November 2012.

Frances Rathke has served as a member of our Board of Directors since May 2021. Ms. Rathke served as the CFO and Treasurer of Keurig Green Mountain, Inc. from 2003 to 2015, as well as the Strategic Advisor to the CEO in 2015, and she served as the CFO and Secretary from 1990 to 2000 and the Corporate Controller from 1989 to 1990 of Ben & Jerry’s Homemade, Inc. Ms. Rathke currently serves on the Board of Directors of Planet Fitness, Inc. since 2016, including serving on its audit committee (since 2016) and compensation committee (from 2016 to 2021). She also currently serves on the Board of Directors of several private companies, including Green Mountain Power Corporation, Northern New England Energy Corporation, John Hancock Investment Management and Flynn Center for Performing Arts. Ms. Rathke holds a Bachelor of Science in Accounting and Business Administration from the University of Vermont and previously was a certified public accountant.

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

Eric Xin Wang has served as a member of our Board of Directors since June 2023. Mr. Wang joined China Resources in May 2013 and has served as the Chief Executive Officer and Chairman of the Investment Committee of CR Consumer Fund since May 2018. Prior to joining China Resources, Mr. Wang worked at Hony Capital from March 2011 to April 2013. Mr. Wang previously served on the Board of Directors of Nansha Logistics Holdings Limited from December 2021 to October 2022 and currently serves on the Board of Directors of CR CCT (Xiamen) Private Equity Fund Management Co., Ltd. since December 2020, China Structural Reform Fund (Phase II) Co., Ltd. since August 2021, Nansha Logistics (BVI) Company Limited since December 2021, Shenzhen Runxiang Investment Consulting Co., Limited since April 2022, China Resources Logistics (Group) Limited since May 2022 and Guangzhou Nansha China Resources International Logistics Co., Ltd. since July 2022. Mr. Wang obtained an M.B.A. from Columbia University in 2017.

Yawen Wu has served as a member of our Board of Directors since January 2021. Ms. Wu joined China Resources in April 2012 as a Business Director of the Strategy Management Department of China Resources (Holdings) Company Limited, and Ms. Wu also serves as the Chief Executive Officer of CR Verlinvest Health Investment Limited. Ms. Wu currently is the General Manager of the Asset Management Department of China Resources Enterprise, Limited. Ms. Wu currently serves on the Board of Directors of Comvita Limited since 2021 and several private companies.

Appointment Rights

Pursuant to our articles of association and nominating and corporate governance committee charter, certain of our shareholders have rights to appoint members of our Board of Directors. Pursuant to our articles of association, so long as Verlinvest S.A. (“Verlinvest”) and China Resources (Holdings) Company Limited (“CR Holdings”), directly or indirectly, hold at least 5%, 10% or 15% of the total number of our outstanding ordinary shares, respectively, then each of Verlinvest and China Resources has the right to appoint one, two or three board members, respectively, subject to Swedish law. Pursuant to our nominating and corporate governance committee charter, provided that Verlinvest or China Resources, directly or indirectly, owns more than 10% of our total outstanding ordinary shares, Verlinvest or China Resources shall appoint one director to the nominating and corporate governance committee, respectively. Further, pursuant to our nominating and corporate governance charter, provided that Verlinvest and China Resources, directly or indirectly, own more than 15% of our outstanding ordinary shares, if the percentage of directors of the board appointed by each of Verlinvest or China Resources (or their respective designated persons), respectively, is less than their respective percentage ownership of our total outstanding ordinary shares (which disregards any increase in shareholding through purchases in the open market or through a private placement), one independent director shall be proposed by Verlinvest and China Resources through their respective nominating and corporate governance committee members, to the extent permitted under Swedish law. The calculation of the ownership percentages described in this paragraph shall exclude any unvested or unexercised equity incentive awards, which are not entitled to voting.

Our currently serving directors were nominated as follows:

•
Steven Chu, Calvin Tuen-Muk Lai Shu, Yawen Wu and Eric Xin Wang were nominated by China Resources;
•
Bernard Hours, Hannah Jones, Eric Melloul and Frances Rathke were nominated by Verlinvest; and
•
Ann Chung was nominated by BXG Redhawk S.à.r.l.

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for the year ended December 31, 2023, as well as the amount we contributed to retirement benefit plans for our executive officers and members of our board.

Executive Officer, Non-Executive Director and Key Management Compensation

The compensation for our key management personnel is comprised of the following elements: base salary, bonus, share-based awards, statutory and contractual health and welfare benefits and statutory and contractual pension contributions. During the year ended December 31, 2023, the aggregate compensation accrued or paid to our key management personnel as a group (13 individuals excluding our Chief Executive Officer and Board of Directors) was base pay of $5.3 million, variable pay of $0.9 million, pension costs of $0.5 million, and other remuneration of $1.9 million, of which $1.4 million relates to severance pay. We also recognized share-based compensation expense of $9.5 million for the year ended December 31, 2023, related to stock options and RSUs granted in 2021, 2022 and 2023. The amount represents the expense recognized, which in accordance with IFRS 2, is based on the grant date fair value. Our non-executive directors and certain of our non-executive officers are paid board fees in connection with their service.

Our Chief Executive Officer and non-executive directors received the following compensation, accrued or paid, for the year ended December 31, 2023 (in USD):

	Year Ended December 31, 2023
	Base salary/board fee	Variable remuneration(1)	Other remuneration(2)	Pension costs	Share-based compensation expense(3)		Total
Chief Executive Officer and Director
Jean-Christophe Flatin(4)	476,921	119,230	52,590	16,041	831,918	(5)	1,496,700
Toni Petersson	333,410	—	1,277,354	155,546	1,061,164	(6)	2,827,474
Board members
Steven Chu	82,500	—	—	—	51,253	(7)	133,753
Frances Rathke	82,500	—	—	—	51,253	(7)	133,753
Hannah Jones	70,000	—	—	—	51,253	(7)	121,253
Bernard Hours	60,000	—	—	—	51,253	(7)	111,253
Mattias Klintemar(8)	92,500	—	—	—	—		92,500
Martin Brok	40,833	—	—	—	36,186	(9)	77,019
Eric Melloul	70,000	—	—	—	—		70,000
Yawen Wu	70,000	—	—	—	—		70,000
Ann Kim Chung	70,000	—	—	—	—		70,000
Calvin Tuen-Muk Lai Shu	65,833	—	—	—	—		65,833
Eric Xin Wang	35,000	—	—	—	—		35,000
Tim Zhang(10)	28,333	—	—	—	—		28,333
Employee representatives
Lillis Härd	1,362	—	—	—	—		1,362
Total	1,579,192	119,230	1,329,944	171,587	2,134,280		5,334,233

(1)
Variable remuneration relates to bonus compensation awarded by the Remuneration Committee in its discretion for recognition of the executive’s performance and advancement of the Company’s strategic business plan.
(2)
Other remuneration is comprised of car benefit, holiday allowance and health insurance. For Mr. Petersson, other remuneration includes severance pay of $943,874.
(3)
Amounts represent the expense recognized, in accordance with IFRS 2, in our consolidated statement of operations, based on the grant date fair value, rather than the amounts paid to or realized by the named individual.
(4)
Represents compensation for service as Chief Executive Officer from June 1, 2023, through December 31, 2023.
(5)
Represents stock options and RSUs granted in 2022 and 2023.
(6)
Represents stock options granted in 2021 and 2022. The amount of $1,061,164 represents the expense recognized during 2023 for the stock options that vested in May 2023. Does not include income to the Company of $2,524,854 recorded in our consolidated statement of operations as a result of unvested, stock options that were forfeited upon Mr. Petersson’s departure as our Chief Executive Officer, effective June 1, 2023.
(7)
Represents RSUs granted in 2022 and 2023.
(8)
Mr. Klintemar resigned from the Board of Directors, effective December 31, 2023.

(9)
Represents RSUs granted in 2023.
(10)
Mr. Zhang resigned from the Board of Directors, effective June 2, 2023.

Mr. Petersson was granted stock options to purchase 1,867,647 shares in 2021 with an exercise price of $17.00 per share and stock options to purchase 1,687,500 shares in 2022 with an exercise price of $3.56 per share. Mr. Flatin was granted stock options to purchase 845,937 shares in 2022 with an exercise price of $4.13 per share and 109,863 RSUs and stock options to purchase 1,626,570 shares in 2023 with an exercise price of $1.76 per share and 211,566 RSUs. One-third of Mr. Petersson’s and Mr. Flatin’s stock options vest annually on the first, second and third anniversary after each respective grant date, and the expiration date for each vested tranche of options is five years after the relevant vesting date.

Mr. Chu, Mr. Hours, Ms. Jones, Ms. Rathke and Mr. Brok each hold 35,000 RSUs, which were granted in 2023. The RSUs granted to these non-executive directors vest in full on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service through the date of such Annual General Meeting.

For share-based compensation information for the year ended December 31, 2023 for our executive officers and non-executive directors, see “2021 Incentive Award Plan” below and Note 8 Share-based compensation in the Notes to the Consolidated Financial Statements contained elsewhere in this Annual Report.

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

Incentive Programs

2021 Incentive Award Plan

In connection with our IPO, we adopted a new incentive award program, the 2021 Incentive Award Plan (the “2021 Plan”), which became effective on May 6, 2021 (the “effective date”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below.

Share reserve

Under the 2021 Plan, 69,496,515 Shares are reserved for grants pursuant to a variety of share-based compensation awards, including share options, share appreciation rights (“SARs”), restricted share unit awards, performance bonus awards, performance share unit awards, dividend equivalents, other share-based awards, and other cash-based awards; provided, however, that no more than 69,496,515 Shares may be issued upon the exercise of incentive share options. “Shares” means, as determined by the administrator, (i) ordinary shares, (ii) an equivalent number of ADS or (iii) a warrant entitling the holder to the subscription of one ordinary share against the (at the time) quota value of such ordinary share.

In 2023, we granted 11,111,723 share options (2022: 9,651,313, 2021: 7,002,430), based on a weighted- average share price of $1.75 per ADS (2022: $3.45, 2021: $16.86) to certain of our employees, directors and full-time consultants, of which 7,941,720 awards were granted to members of key management, including our executive officers (2022: 7,113,813, 2021: 5,750,002).

In 2023, we granted 5,479,454 restricted share units (2022: 8,024,889, 2021: 1,832,777), based on a weighted- average share price of $1.75 per ADS (2022: $3.07, 2021: $14.78) to certain of our employees, directors and full-time consultants, of which 1,281,751 awards were granted to members of key management, including our executive officers and certain of our directors (2022: 841,514, 2021: 41,175).

Such share options and restricted share units shall vest in equal installments over three years from the date of grant for our executive officers and one year for our directors, subject to the terms and conditions of the 2021 Plan.

Administration

The remuneration committee of our Board of Directors administers the 2021 Plan unless our Board of Directors assumes authority for administration.

Eligibility

Options, SARs, restricted share units and all other share-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted ISOs.

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

In addition to such indemnification, we provide our directors and executive officers with directors’ and officers’ liability insurance.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Board Practices

Composition of our Board of Directors

Our Board of Directors currently consists of twelve members. Our Board has determined that Steven Chu, Ann Chung, Bernard Hours, Hannah Jones, Eric Melloul, Frances Rathke, Yawen Wu, Martin Brok, Eric Xin Wang and Calvin Tuen-Muk Lai Shu do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of the Nasdaq Stock Market LLC (“Nasdaq”). There are no family relationships among any of our directors or executive officers.

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

For information as to shareholder appointment rights, see Item 6.A. “Directors, Senior Management and Employees—Directors and Senior Management—Appointment Rights.”

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

Audit committee role

The audit committee, which consists of Ann Chung, Martin Brok and Frances Rathke, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Frances Rathke serves as Chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board has determined that Frances Rathke is an “audit committee financial expert” as defined by the SEC rules. Our board has determined that each of Ann Chung, Martin Brok and Frances Rathke are “independent” as such term is defined under the Nasdaq Rules and under Rule 10A-3(b)(1) under the Exchange Act. The audit committee is governed by a charter that complies with the Nasdaq Rules.

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

Remuneration committee

The remuneration committee, which consists of Martin Brok, Eric Melloul and Yawen Wu, assists the board in determining executive officer compensation. Martin Brok serves as Chairperson of the committee. Our board has determined that each member of our remuneration committee is independent under Nasdaq Rules, including the additional independence requirements applicable to the members of a remuneration committee. The remuneration committee recommends to the board for determination the compensation of each of our executive officers.

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
•
review and approve the implementation or revision of any clawback policy allowing the Company to recoup compensation paid to executive officers and other employees;
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

Nominating and corporate governance committee

The nominating and corporate governance committee, which consists of Steven Chu, Hannah Jones and Calvin Tuen-Muk Lai Shu, assists our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Hannah Jones serves as Chairperson of the committee.

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

D. Employees

As of December 31, 2023, we had 1,548 employees. The Company also employs a significant number of consultants. During the year ended December 31, 2023, we employed an average of 452 consultants.

The table below sets out the number of employees by geography:

Geography	As of December 31, 2023	As of December 31, 2022
EMEA(1)	822	929
United States	218	439
Asia(2)	508	641
Total	1,548	2,009

(1)
The majority of our EMEA employees are located in Sweden.
(2)
Asia employees primarily based in China, Hong Kong and Singapore.

The table below sets out the number of employees by category of activity:

Department	As of December 31, 2023	As of December 31, 2022
Production, supply chain and operations	594	900
Sales	339	403
Finance	124	131
Innovation management and research and development	114	120
Marketing and branding	112	148
Other(1)	265	307
Total	1,548	2,009

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 20, 2024 by:

•
each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
•
each of our executive officers and our Board of Directors; and
•
all of our executive officers and our Board of Directors as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the person has sole or shared voting power or investment power as well as any shares that the person has the right to acquire within 60 days of March 20, 2024 through the exercise of any option, restricted stock unit and warrant or other right. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. The percentage of shares beneficially owned is based on 595,060,257 ordinary shares outstanding as of February 29, 2024.

Unless otherwise indicated below, the address for each beneficial owner listed is Oatly Group AB, Ångfärjekajen 8 211 19 Malmö, Sweden.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of beneficial owner	Number	%
5% or Greater Shareholders
Nativus Company Limited(1)	283,665,158	46.7%
Blackstone Funds(2)	52,411,121	8.6%
Executive Officers and Board Members
Toni Petersson(3)	10,466,391	1.8%
Marie-José David	—	—
Jean-Christophe Flatin(4)	1,249,912	*
Daniel Ordonez(5)	1,446,579	*
Martin Brok(6)	889,257	*
Steven Chu(7)	54,035	*
Ann Chung	—	—
Bernard Hours(8)	79,307	*
Lillis Härd(9)	1,729	*
Hannah Jones(7)	54,035	*
Tuen-Muk Lai Shu	—	—
Eric Melloul	58,482	*
Frances Rathke(7)	54,035	*
Eric Xin Wang	—	—
Yawen Wu	—	—
All executive officers and board members as a group (15 persons)(10)	14,353,762	2.4%

* Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)
Consists of 271,763,953 ordinary shares and Convertible Notes convertible into a maximum of 11,901,205 ordinary shares within 60 days of March 20, 2024. Nativus Company Limited directly holds 271,763,953 shares of the Company. Nativus Company Limited also holds Convertible Notes of which a portion are convertible into an aggregate maximum of approximately 11,901,205 ordinary shares within 60 days of March 20, 2024. The remaining Convertible Notes owned by Nativus Company Limited are not convertible without giving more than 60 days’ notice to the Company. As a result, they are not included in the beneficial ownership information set forth herein. Nativus Company Limited is a wholly owned subsidiary of CR Verlinvest Health Investment Limited (“CRVV”), a limited company incorporated in Hong Kong and a joint venture that is 50% owned by Verlinvest S.A., a company incorporated in Belgium, and 50% owned by Blossom Key (Hong Kong) Holdings Limited, a limited company incorporated in Hong Kong. Each of Nativus Company Limited and CRVV have sole voting and dispositive power over 283,670,136 ordinary shares. Blossom Key (Hong Kong) Holdings Limited is a wholly owned subsidiary of CRH (CRE) Limited. CRH (CRE) Limited is a wholly owned subsidiary of China Resources (Holdings) Company Limited. CRC Bluesky Limited holds all the voting shares in China Resources (Holdings) Company Limited. CRC Bluesky Limited is a wholly owned subsidiary of China Resources Inc. China Resources Company Limited holds substantially all the shares in China Resources Inc. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of the People’s Republic of China perform the duty of investor (as to 90.0222% and 9.9778%, respectively) of China Resources Company Limited on behalf of the State Council of the People’s Republic of China. Each of Blossom Key (Hong Kong) Holdings Limited, CRH (CRE) Limited, China Resources (Holdings) Company Limited, CRC Bluesky Limited, China Resources Inc., China Resources Company Limited and Verlinvest S.A. have shared voting and dispositive power over 283,670,136 ordinary shares. The address for Nativus Company Limited is 39/F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong and the address for CRVV is 39/F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong.
(2)
Consists of 39,778,182 ordinary shares and 12,632,939 ordinary shares which would be received upon conversion of Convertible Notes within 60 days of March 20, 2024. Number of ordinary shares represents 39,402,666 ordinary shares directly held by BXG Redhawk S.à r.l. and 375,516 ordinary shares directly held by BXG SPV ESC (CYM) L.P. (together, the “Blackstone Funds”). Shares which may be received upon conversion of Convertible Notes within 60 days of March 20, 2024 represents 12,513,684 shares which would be received upon conversion of Convertible Notes held by BXG Redhawk S.à r.l. and 119,255 shares which would be received upon conversion of Convertible Notes held by BXG SPV ESC (CYM) L.P. BXG Redhawk S.à r.l. is controlled by BXG Redhawk Holdings (CYM) L.P., the general partner of which is BXG Holdings Manager L.L.C. Blackstone Growth Associates L.P. is the managing member of BXG Holdings Manager L.L.C and BXGA L.L.C. is the general partner of Blackstone Growth Associates L.P. Blackstone Holdings II L.P. is the managing member of BXGA L.L.C. The general partner of BXG SPV ESC (CYM) L.P. is BXG Side-by-Side GP L.L.C. Blackstone Holdings II L.P. is the sole member of BXG Side-by-Side GP L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than the Blackstone Funds to the extent of their direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.
(3)
Represents 10,466,391 ordinary shares, including 1,807,585 stock options that will be exercisable within 60 days of March 20, 2024.
(4)
Represents 1,249,912 ordinary shares, including 107,143 RSUs and 1,106,148 stock options that will be vesting or exercisable, respectively, within 60 days of March 20, 2024 or on May 30, 2024.
(5)
Represents 1,446,579 ordinary shares, including 82,143 RSUs and 1,022,815 stock options that will be vesting or exercisable, respectively, within 60 days of March 20, 2024 or on May 30, 2024.
(6)
Represents 889,257 ordinary shares, including 35,000 restricted stock units vesting at the Company’s next Annual General Meeting of Shareholders.
(7)
Represents, for each of Steven Chu, Hannah Jones, and Frances Rathke, 54,035 ordinary shares, including 35,000 restricted stock units vesting at the Company’s next Annual General Meeting of Shareholders.
(8)
Represents 79,307 ordinary shares, including 35,000 restricted stock units vesting at the Company’s next Annual General Meeting of Shareholders.
(9)
Represents 1,729 ordinary shares, including 993 RSUs that will be vesting within 60 days of March 20, 2024 or on May 30, 2024.
(10)
Represents an aggregate of 14,353,762 ordinary shares, including 190,279 RSUs and 3,936,548 stock options that will vest or become exercisable, respectively, within 60 days of March 20, 2024 or vesting on May 30, 2024, as well as 175,000 RSUs that vest at the Company’s next Annual General Meeting of Shareholders.

According to the depositary, as of March 1, 2024, the Company had no registered holders of its ADSs with addresses in the United States, excluding any of the Company’s ADSs held by Cede & Co. as a nominee for the Depository Trust Company, whose shareholding represented all of the ADSs outstanding as of that date and approximately 43.1% of the Company’s outstanding ordinary shares. According to our registrar, as of December 31, 2023, there were eight registered holders of our ordinary shares with addresses in the United States representing approximately 95.8% of our outstanding ordinary shares as of that date. Because some of the Company’s ADSs and ordinary shares are held through brokers or other nominees, the number of record holders of the Company’s ADSs or ordinary shares with addresses in the United States may be fewer than the number of beneficial owners of ADSs and ordinary shares in the United States.

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

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2023. For a description of our agreements with our executive officers and certain of our directors, see Item 6.B. “Directors, Senior Management and Employees—Compensation—Executive Officer Employment Arrangements.”

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

Distribution Arrangement

For the year ended December 31, 2023, Oatly expensed $1.1 million (2022: $0.9 million, 2021: $0.3 million) pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of our Board of Directors, is a 33% owner.

Convertible Notes

On March 23, 2023 and April 18, 2023 we issued $300 million aggregate principal amount of Convertible Notes (the “Original Convertible Notes”). The Original Convertible Notes were issued in two tranches that have substantially identical economic terms. Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

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

However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Swedish law and our debt financing agreements. Our Board of Directors has complete discretion regarding the declaration and payment of dividends, and our principal shareholders will be able to influence our dividend policy.

The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures, contractual restrictions and applicable provisions of our articles of association. For example, our SRCF Agreement and the TLB Credit Agreement contain limitations on our ability to pay dividends. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sustainable Revolving Credit Facility and Term Loan B Credit Facility.” Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments.

In the year ended December 31, 2023, we did not declare or pay any dividends.

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
•
Oatly Group AB 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-255344) filed with the SEC on May 11, 2021). See Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Programs—2021 Incentive Award Plan”.
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
•
Sustainable Revolving Credit Facility Agreement, originally dated April 14, 2021, by and among, amongst others, Oatly Group AB as Company, Oatly AB as Original Borrower, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A., J.P. Morgan SE and Nordea Bank Abp, filial i Sverige as Lenders and Wilmington Trust (London) Limited as Agent and Security Agent, as amended and/or amended and restated (as applicable) from time to time, including pursuant to an amendment and restatement agreement dated April 18, 2023 (superseded by the amendment letter dated February 14, 2024), an amendment letter dated May 23, 2023 (superseded by the amendment letter dated February 14, 2024), an amendment letter dated February 14, 2024 (filed as Exhibit 4.5 to this Annual Report) and an amendment letter dated March 3, 2024 (filed as Exhibit 4.8 to this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

•
Sustainable Incremental Facility Notice, dated June 23, 2022, by and among Oatly Group AB as Company, Oatly AB as Original Borrower, Cereal Base CEBA Aktiebolag, Morgan Stanley Senior Funding, Inc, J.P. Morgan SE, BNP Paribas SA, Bankfilial Sverige, Nordea Bank Abp, filial i Sverige and Coöperatieve Rabobank U.A. as Sustainable Incremental Facility Lenders and Skandinaviska Enskilda Banken AB (publ) as Agent, together with a waiver and amendment letter dated December 29, 2022 , in each case relating to the Sustainable Revolving Credit Facility Agreement. This document has subsequently been superseded by way of subsequent amendments to the Sustainable Revolving Credit Facility Agreement as set out above. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Asset Purchase Agreement, dated December 30, 2022, by and among Oatly, Inc., and its wholly owned subsidiary, Oatly US Operations & Supply Inc., Ya YA Foods USA LLC, and Aseptic Beverage Holdings LP (filed as Exhibit 4.4 to this Annual Report).
•
Investment Agreement, dated March 14, 2023, by and among Oatly Group AB and the Purchasers named therein (filed as Exhibit 2.7 to this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Indenture, dated March 23, 2023 by and among Oatly Group AB and U.S. Bank Trust Company, National Association, filed as Exhibit 2.8 with this Annual Report. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Terms and Conditions of the Swedish Notes, filed as Exhibit 2.6 with this Annual Report. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Investment Agreement, dated May 9, 2023, by and among Oatly Group AB and the Purchaser named therein (filed as Exhibit 2.9 to this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Indenture, dated May 31, 2023 by and among Oatly Group AB and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (filed as Exhibit 2.10 to this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Term Loan B Credit Agreement, originally dated April 18, 2023 by and among, amongst others, Oatly Group AB, Oatly AB, Oatly Inc., Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, (superseded by the amendment dated February 14, 2024), as amended and/or amended and restated (as applicable) pursuant to an amendment dated May 23, 2023 (superseded by the amendment dated February 14, 2024), an amendment dated February 14, 2024 (filed as Exhibit 4.6 to this Annual Report), and an amendment dated February 29, 2024 (filed as Exhibit 4.7 to this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
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

Capital gains on disposal of listed ADSs and dividend income from ADSs are taxed at a marginal rate of 30% for Swedish tax resident private individuals and at ordinary income tax rate 20.6% for Swedish tax resident corporations. Any gains or loss on the sale of ADSs is calculated as the sales price of the ADSs less an average acquisition price of the ADSs sold.

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

Based on the composition of the income, assets and operations of the Company and its subsidiaries, the Company does not expect to be treated as a PFIC for the taxable year ended December 31, 2023. This is a factual determination, however, that depends on, among other things, the composition of the income, assets, and activities of the Company and its subsidiaries from time to time, and can only be made annually after the close of each taxable year. Moreover, the value of the Company’s assets for purposes of the PFIC determination may be determined by reference to the trading value of the ADSs, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to the Company’s determination in any particular year. Therefore, there can be no assurances that the Company will not be classified as a PFIC for the taxable year ended December 31, 2023, the current taxable year or for any past or future taxable year, and we have not obtained any legal opinion with respect to our PFIC status for our past, current or future taxable years.

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

We monitor a forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies that have a net cash flow that is either positive or negative, spot transactions and/or derivatives are used to manage the risk for 0% to 100% of the exposure for the following 18 months and the aim is to be between 50% and 100%. We do not apply hedge accounting. As of December 31, 2023, we had currency derivatives of SEK 259.5 million for which the fair value was $0.9 million.

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

Interest rate risk

Our main interest rate risk arises from long-term liabilities to credit institutions with variable rates (Euro Interbank Offered Rate “Euribor” 3 Months during 2022, 2021 and 2020 and Stockholm Interbank Offered Rate “Stibor” 3 Months during 2020), which expose us to cash flow interest rate risk. As of December 31, 2023, the nominal amount of liabilities to credit institutions with variable interest rate was $2.8 million, which was lower than the Group’s threshold for hedging and thus no interest rate derivatives are outstanding.

See Note 3 Financial risk management to our consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis on interest rate risk.

See Note 35 Events after the end of the reporting period to our consolidated financial statements included elsewhere in this Annual Report for details on new financing.

Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost. We manage financial counterparty credit risk on a group basis. The external financial counterparties must be high-quality international banks or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2023 were in the range of BBB to AA+.

Customer and supplier credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2023, one customer in the foodservice channel accounted for 12% of revenue.

Liquidity risk

Liquidity risk is the risk of not being able to meet the short-term payment obligations due to insufficient funds. As of December 31, 2023, we held cash and cash equivalents of $249.3 million that were available for managing liquidity risk. Due to the dynamic nature of the underlying businesses, we maintain flexibility in funding by maintaining availability under committed credit lines. See Note 35 Events after the end of the reporting period to our consolidated financial statements included elsewhere in this Annual Report for details on new financing.

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

Commodity price risk

We are exposed to risk related to the price and availability of our ingredients and our profitability is dependent on, among other things, our ability to anticipate and react to availability of ingredients and inflationary pressures. Currently, the main ingredient in our products is oat. We purchase our oats from millers in Belgium, Sweden, Finland the United States, Malaysia and China, thus our supply may be particularly affected by any adverse events in these countries and regions. The prices of oats and other ingredients, such as rapeseed oil, we use are subject to many factors beyond our control, including poor harvests due to adverse weather conditions, natural disasters and changes in world economic conditions, including as a result of the conflict in Ukraine. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with our suppliers for the following year based on the outcome of the current year harvest.

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

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third-party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third-party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On May 4, 2021, the shareholders of the Company approved to adopt new articles of association according to our Board of Directors’ proposal. As a consequence of the adoption of the new articles of association, the share classes were removed so that the Company only has ordinary shares. On June 16, 2022, the shareholders of the Company approved to adopt new articles of association according to our Board of Directors’ proposal. Pursuant to the adoption of the new articles, the limits on the total number of shares in and the share capital of the Company were increased. A copy of our articles of association is being filed as Exhibit 1.1 to this Annual Report. See Item 10.B. “Additional Information—Memorandum and Articles of Association.” On March 6, 2023, an extraordinary general meeting resolved to adopt new articles of association, increasing the limits for the Company’s share capital and number of shares.

Use of Proceeds

The information contained in Item 2 in Part II of the Company’s Report on Form 6-K filed on November 15, 2021 is incorporated by reference herein.

Item 15. Controls and Procedures

A. Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective due to the material weakness in internal control over financial reporting, described below. Notwithstanding the material weakness in internal control over financial reporting described below, management has concluded that its consolidated financial statements included in this Annual Report are fairly stated in all material respects in accordance with IFRS, as issued by the IASB.

B. Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2023, our internal control over financial reporting was not effective, due to the material weakness our internal control over financial reporting, described below.

Material weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Remediation of previously disclosed material weaknesses identified at December 31, 2022

As previously reported in our 2022 Annual Report, in the course of the audit of our consolidated financial statements as of and for the years ended December 31, 2022, 2021, and 2020, we and our independent registered public accounting firm identified material weaknesses in our internal control environment relating to:

•
our technology access related environment and change control processes not supporting an efficient or effective internal control framework;
•
lack of documented policies and procedures in relation to our business processes and entity level controls as well as lack of evidence of performing controls; and
•
inadequate segregation of duties.

During 2023, we completed the following remedial actions:

•
Strengthened the robustness and effectiveness of our IT systems and control environment;
•
Implemented new controls and improved existing IT general controls related to access management and program changes within our IT environment;
•
Further limited elevated access to key applications and redesigned the access reviews, increased frequency of the control performance;
•
Lowered risk relating to third parties by further strengthening controls to monitor the processes and controls but also through making changes to the system landscape;
•
Implemented procedures and controls related to segregation of duties;
•
Formalized and documented accounting guidelines in relation to accounting policies; and
•
Implemented entity level controls.

As a result of the remediation actions outlined above, we have been able to remediate our material weaknesses related to:

•
Our technology access related environment and change control processes;
•
inadequate segregation of duties; and
•
lack of documented policies and procedures in relation to our business processes and entity level controls as well as evidence of performance of entity level controls.

The remediation actions relating to our IT control environment, segregation of duties and entity level controls have been fully implemented at December 31, 2023, and the design and operating effectiveness of our internal control over financial reporting with respect to these material weaknesses has been validated through testing. Based on these actions and the testing and evaluation of the effectiveness of our internal control over financial reporting, our management concluded that the material weaknesses relating to the above have been remediated as of December 31, 2023.

Unremediated material weakness

In connection with conducting our assessment of the effectiveness of our internal control over financial reporting, our management in conjunction with our independent registered public accounting firm identified a number of control deficiencies regarding the previously disclosed material weakness for lack of evidence of performing business process controls.

The aforementioned control deficiencies would not individually result in a determination of material weakness on a standalone basis. However, when aggregating these control deficiencies, our management concluded there was a material weakness relating to:

•
Inadequate performance and documented evidence of review procedures, including level of precision in the execution of controls and completeness and accuracy of information produced by entity (“IPE”) across significant business processes.

Remediation Plan

During 2023, we initiated and continue to implement the following remedial actions:

•
Enhancing the documentation requirements for IPE and evidence of review procedures including level of precision applied;.
•
Addressing the timing of the control execution through re-alignment of resources;
•
Implementing additional procedures to validate the completeness and accuracy of information used in the performance of controls;
•
Conducting further training to improve documentation of control review and IPE;
•
Standardization of control documentation, templates & instructions; and
•
Redesign of controls where needed.

We believe that the foregoing efforts will effectively remediate the material weakness and enhance our overall control environment. The implementation of these actions, however, may not fully address the material weakness identified in our internal control over financial reporting, and there is no assurance as to when such remediation will be completed.

As such, as we continue to evaluate and work to improve our internal control over financial reporting, our management may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until this material weakness is remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with IFRS. See the Risk Factor titled “We have previously identified material weakness in our internal control environment. If we are unable to remediate the material weakness, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young AB, our independent registered public accounting firm. Ernst & Young AB has issued an adverse report on our internal control over financial reporting, which is included in this Annual Report.

D. Changes in Internal Control Over Financial Reporting

Other than with respect to the material weaknesses discussed under “Item 15.B. Controls and Procedures —Management’s report on internal control over financial reporting”, there were no changes in our internal control over financial reporting during the year ended December 31, 2023, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that Ann Chung, Martin Brok and Frances Rathke each satisfy the “independence” requirements set forth in Rule 10A‑3 under the Exchange Act. Our Board of Directors has also determined that Frances

Rathke is considered an “audit committee financial expert” as defined in Item 16A of Form 20‑F under the Exchange Act.

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Oatly Group AB at December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, appearing in this Annual Report have been audited by Ernst & Young AB (PCAOB ID: 1433), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of Ernst & Young AB is Box 7850, 103 99, Stockholm, Sweden.

The table below sets out the total amount billed to us by Ernst & Young AB for services performed in the years ended December 31, 2023 and 2022, and breaks down these amounts by category of service:

(in thousands of U.S. dollars)	2023	2022
Audit Fees	7,520	6,920
Audit Related Fees	80	75
Tax Fees	8	9
All Other Fees	140	—
Total	7,748	7,004

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

All audit services and non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2023 and 2022 were pre-approved by the Audit Committee.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We maintain cybersecurity risk management processes intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our security operations within IT infrastructure & operations includes a cybersecurity incident response plan.

We design and assess our cybersecurity risk using the National Institute of Standards and Technology Cybersecurity Framework (“NIST CSF”) as a guidepost. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a reference to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management processes are integrated into our overall enterprise risk management processes, and share common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management processes include:

•
risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
•
a virtual security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•
the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
•
cybersecurity awareness training of our employees, incident response personnel, and senior management;
•
a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
•
a third-party risk management process for service providers, suppliers, and vendors, including those external service providers we engage to be responsible for our cybersecurity risk management processes, security controls, and response to cybersecurity incidents.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We cannot provide full assurance that our cybersecurity risk management processes described will be fully implemented, complied with or effective in protecting our systems and information. See Item 3.D. “Key information—Risk Factors” for a discussion of whether and how risks from identified cybersecurity threats have materially affected or, if realized, are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

Cybersecurity Governance

Board Oversight

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (“Committee”) oversight of cybersecurity and other information technology risks. The Committee oversees management’s implementation of our cybersecurity risk management processes and at least annually receives reports from management on our cybersecurity risks and management updates the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management processes from our Chief Information Officer (“CIO”).

Management’s Role

Our management team, including CEO, CFO, General Counsel and CIO, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our cybersecurity risk management processes and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our CIO has fourteen years of experience as CIO with four different companies, two with a global footprint.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Articles of Association of Oatly Group AB	6-K	001-40401	1.1	3/6/2023
2.1	Description of Securities					*
2.2	Deposit Agreement	20-F	001-40401	2.2	4/6/2022
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)	20-F	001-40401	2.2	4/6/2022
2.4††	Additional Listing Agreement, dated as of February 9, 2021, by and among Oatly Group AB and certain shareholders of Oatly Group AB	F-1/A	333-255344	4.3	5/11/2021
2.5	Registration Rights Agreement	20-F	001-40401	2.5	4/6/2022
2.6	Form of Investment Agreement, dated March 14, 2023	20-F	001-40401	4.5	4/20/2023
2.7†††	Subscription Agreement, dated March 14, 2023					*
2.8	Indenture, dated March 23, 2023					*
2.9	Investment Agreement, dated May 9, 2023	6-K	001-40401	99.1	6/1/2023
2.10	Indenture, dated May 31, 2023	6-K	001-40401	99.2	6/1/2023
4.1	Form of Indemnification Agreement	F-1/A	333-255344	10.2	5/11/2021
4.2†	Oatly Group AB 2021 Incentive Award Plan	F-1/A	333-231533	10.1	5/11/2021
4.3	Asset Purchase Agreement, dated December 30, 2022	6-K	001-40401	99.2	1/3/2023
4.4†††	Intercreditor Agreement, dated April 18, 2023	20-F	001-40401	4.8	4/20/2023
4.5†††	Amendment Letter to the Sustainable Revolving Credit Facility Agreement, dated February 14, 2024, including amended and restated Sustainable Revolving Credit Facility Agreement					*
4.6†††	Amendment to the Term Loan B Credit Agreement, dated February 14, 2024, including amended and restated Term Loan B Credit Agreement					*
4.7	Amendment to the Term Loan B Credit Agreement, dated February 29, 2024					*
4.8	Amendment Letter to the Sustainable Revolving Credit Facility Agreement, dated March 3, 2024					*

8.1	List of Subsidiaries.	*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**
15.1	Consent of Ernst & Young AB, an independent registered public accounting firm.	*
97.1	Oatly Incentive Compensation Recovery Policy	*
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.	*
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents	*
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

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

OATLY GROUP AB

Date: March 22, 2024

By:	/s/ Marie-José David
Name:	Marie-José David
Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Oatly Group AB

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Oatly Group AB (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 22, 2024, expressed an adverse opinion thereon.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

For the year ended December 31, 2023, the Company’s revenue was $783.3 million and as of December 31, 2023, accrued variable consideration was $19.6 million. As described in Notes 2 and 4 to the consolidated financial statements, revenue from contracts with customers is measured at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The transaction price is adjusted for estimates of expected variable consideration for which the Company expects to be liable. These adjustments include but are not limited to, trade promotion activities, cash discounts, product returns and penalties. Estimates of variable consideration are based on a number of factors, including applying contract sales terms and estimating units sold.

Auditing the Company’s measurement of variable consideration was complex because the calculation involves subjective management assumptions related to the factors as mentioned above, and changes in those assumptions can have a material effect on the amount of variable consideration.

How We Addressed the Matter in Our Audit

To test the Company’s measurement of variable consideration, we performed audit procedures that included, among others, inspecting contractual sales terms and making inquiries of the Company’s key account managers. We tested the completeness and accuracy of underlying data used and compared the Company’s estimation of variable consideration to actual results and third-party invoices. We assessed the correlation between revenue, trade receivables and cash and examined additional supporting evidence related to variable consideration. We also assessed the nature of revenue journal entries, including entries subsequent to year-end.

Impairment of non-financial assets, including Goodwill
Description of the Matter

As of December 31, 2023, the Company’s property, plant & equipment, right-of-use assets and intangible assets were $360.3 million, $88.4 million and $130.3 million, respectively. As described in Note 2 to the consolidated financial statements, intangible assets that have an indefinite useful life, including goodwill, or intangible assets not ready to use are tested for impairment annually and when circumstances indicate that the carrying amount may be impaired. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.

As described in Notes 4, 14 and 15 to the consolidated financial statements, impairment tests have been performed by determining the recoverable amounts of the respective EMEA, Americas and Asia cash generating units (CGUs). The recoverable amounts of the CGUs are established through calculation of the value in use. The Company has determined long-term EBITDA margins, discount rates, and long-term growth rates to be the most significant assumptions in the impairment tests.

Auditing the Company’s recoverable amounts of the CGUs was complex and judgmental due to the estimation required by management in determining the significant assumptions described above, which are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit

To audit the Company’s impairment test, we performed procedures that included, among others, testing the completeness and accuracy of the underlying data used by the Company and recalculating the model’s computational accuracy. With the assistance of our valuation specialists, we compared the discount rate, the long-term growth rates and long-term EBITDA margin used by management to industry and economic trends and historical performance, considering changes to the CGU’s business strategy, customer base or product mix. In addition, we performed sensitivity analyses over the significant assumptions described above to evaluate the impact that changes would have on the CGUs’ recoverable amount. We compared the aggregate recoverable amount of the CGUs against the Company’s market capitalization and considered revenue multiples of peer group companies. We also assessed the adequacy of the disclosures in Notes 14 and 15 of the consolidated financial statements.

/s/ Ernst & Young AB

We have served as the Company’s auditors since 2019.

Stockholm, Sweden

March 22, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Oatly Group AB

Opinion on Internal Control Over Financial Reporting

We have audited Oatly Group AB’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Oatly Group AB (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness related to the Company’s inadequate performance and documented evidence of review procedures, including level of precision in the execution of controls and completeness and accuracy of information produced by the entity across significant business processes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated March 22, 2024, which expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AB

Stockholm, Sweden

March 22, 2024

Consolidated statement of operations

For the year ended December 31	Note	2023	2022	2021
(in thousands of U.S. dollars, except share and per share data)
Revenue	5	783,348	722,238	643,190
Cost of goods sold		(631,265)	(642,211)	(488,177)
Gross profit		152,083	80,027	155,013
Research and development expenses		(21,047)	(22,262)	(16,771)
Selling, general and administrative expenses		(373,396)	(412,799)	(353,929)
Other operating income and (expenses), net	9	(214,652)	(40,951)	1,944
Operating loss		(457,012)	(395,985)	(213,743)
Finance income	10	117,876	15,256	14,435
Finance expenses	10	(69,029)	(16,665)	(15,740)
Loss before tax		(408,165)	(397,394)	(215,048)
Income tax (expense)/benefit	12	(8,895)	4,827	2,655
Loss for the year		(417,060)	(392,567)	(212,393)
Attributable to:
Shareholders of the parent		(416,874)	(392,567)	(212,393)
Non-controlling interests		(186)	—	—
Loss per share, attributable to shareholders of the parent:
Basic and diluted	32	(0.70)	(0.66)	(0.39)
Weighted average common shares outstanding:
Basic and diluted	32	593,600,863	592,031,935	549,080,310

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive loss

For the year ended December 31	Note	2023	2022	2021
(in thousands of U.S. dollars)
Loss for the year		(417,060)	(392,567)	(212,393)
Other comprehensive loss:
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations		10,935	(96,997)	(71,961)
Items that will not be subsequently reclassified to consolidated statement of operations (net of tax):
Fair value changes on Convertible Notes attributable to changes in credit risks	18	(72,656)	—	—
Total other comprehensive loss for the year		(61,721)	(96,997)	(71,961)
Total comprehensive loss for the year		(478,781)	(489,564)	(284,354)
Attributable to:
Shareholders of the parent		(478,595)	(489,564)	(284,354)
Non-controlling interests		(186)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

For the year ended December 31	Note	2023	2022
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	14	130,326	127,688
Property, plant and equipment	15	360,286	492,952
Right-of-use assets	16	88,393	108,598
Other non-current receivables	17	44,378	7,848
Deferred tax assets	12	10,203	5,860
Total non-current assets		633,586	742,946
Current assets
Inventories	19	67,882	114,475
Trade receivables	20	112,951	100,955
Current tax assets		2,505	243
Other current receivables	21	33,820	17,818
Prepaid expenses	22	16,928	23,413
Cash and cash equivalents	23	249,299	82,644
		483,385	339,548
Assets held for sale	34	—	142,703
Total current assets		483,385	482,251
TOTAL ASSETS		1,116,971	1,225,197
EQUITY AND LIABILITIES
Equity	24
Share capital		105	105
Treasury shares		(0)	(0)
Other contributed capital		1,628,045	1,628,045
Other reserves		(233,204)	(171,483)
Accumulated deficit		(1,060,952)	(665,524)
Equity attributable to shareholders of the parent		333,994	791,143
Non-controlling interests		1,787	—
Total equity		335,781	791,143
Liabilities
Non-current liabilities
Lease liabilities	16	72,570	82,285
Liabilities to credit institutions	25	114,249	2,668
Provisions	26	10,716	7,194
Total non-current liabilities		197,535	92,147
Current liabilities
Lease liabilities	16	16,432	16,823
Convertible Notes	18,27	323,528	—
Liabilities to credit institutions	25	6,056	49,922
Trade payables		64,368	82,516
Current tax liabilities		2,732	5,515
Other current liabilities	28	13,873	11,823
Accrued expenses	29	121,338	123,037
Provisions	26	35,328	3,800
		583,655	293,436
Liabilities directly associated with the assets held for sale	34	—	48,471
Total current liabilities		583,655	341,907
Total liabilities		781,190	434,054
TOTAL EQUITY AND LIABILITIES		1,116,971	1,225,197

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to shareholders of the parent
(in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at January 1, 2021	24	21	—	448,251	(2,525)	(119,661)	326,086	—	326,086
Loss for the year		—	—	—	—	(212,393)	(212,393)	—	(212,393)
Other comprehensive loss for the year		—	—	—	(71,961)	—	(71,961)	—	(71,961)
Total comprehensive loss for the year		—	—	—	(71,961)	(212,393)	(284,354)	—	(284,354)
Bonus issue		64	—	(64)	—	—	—	—	—
Issues of shares		12	—	1,099,684	—	—	1,099,696	—	1,099,696
Transaction costs		—	—	(62,371)	—	—	(62,371)	—	(62,371)
Conversion of shareholder loans		1	—	104,107	—	—	104,108	—	104,108
Exercise of warrants		7	—	38,496	—	—	38,503	—	38,503
Share-based payments	8	—	—	—	—	23,632	23,632	—	23,632
Balance at December 31, 2021		105	—	1,628,103	(74,486)	(308,423)	1,245,299	—	1,245,299
Loss for the year		—	—	—	—	(392,567)	(392,567)	—	(392,567)
Other comprehensive loss for the year		—	—	—	(96,997)	—	(96,997)	—	(96,997)
Total comprehensive loss for the year		—	—	—	(96,997)	(392,567)	(489,564)	—	(489,564)
Issue of shares		0	(0)	—	—	—	0	—	0
Redemption of warrants		—	—	(58)	—	—	(58)	—	(58)
Share-based payments	8	—	—	—	—	35,466	35,466	—	35,466
Balance at December 31, 2022		105	(0)	1,628,045	(171,483)	(665,524)	791,143	—	791,143
Loss for the year		—	—	—	—	(416,874)	(416,874)	(186)	(417,060)
Other comprehensive loss for the year		—	—	—	(61,721)	—	(61,721)	—	(61,721)
Total comprehensive loss for the year		—	—	—	(61,721)	(416,874)	(478,595)	(186)	(478,781)
Issue of shares		0	(0)	—	—	—	0	—	0
Share issue in subsidiary		—	—	—	—	—	—	1,973	1,973
Share-based payments	8	—	—	—	—	21,446	21,446	—	21,446
Balance at December 31, 2023		105	(0)	1,628,045	(233,204)	(1,060,952)	333,994	1,787	335,781
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

For the year ended December 31	Note	2023	2022	2021
(in thousands of U.S. dollars)
Operating activities
Net loss		(417,060)	(392,567)	(212,393)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	14,15,16	51,702	48,315	27,222
—Impairment of property, plant and equipment and right-of-use assets and intangible assets	14,15,16	1,828	285	4,970
—Impairment loss/(gain) on trade receivables	20	611	3,088	(253)
—Write-down of inventories		16,981	28,839	5,081
—Share-based payments expense	8	21,446	35,466	23,632
—Movements in provisions		36,341	3,800	—
—Finance income	10	(117,876)	(15,256)	(14,435)
—Finance expenses	10	69,029	16,665	15,740
—Income tax expense/(benefit)	12	8,895	(4,827)	(2,655)
—Loss/(gain) on disposal of property, plant and equipment and intangible assets	15	675	(932)	422
—Impairment related to assets held for sale		—	38,293	—
—Impairment related to discontinued construction of production facilities		172,588	—	—
—Other		—	(226)	(138)
Interest received		9,630	2,145	1,740
Interest paid		(20,504)	(12,875)	(9,237)
Income tax paid		(18,098)	(2,960)	(2,734)
Changes in working capital:
—Decrease/(increase) in inventories		30,543	(55,018)	(63,688)
—(Increase)/decrease in trade receivables, other current receivables, prepaid expenses		(2,502)	6,991	(79,278)
—(Decrease)/increase in trade payables, other current liabilities, accrued expenses		(9,855)	31,828	92,172
Net cash flows used in operating activities		(165,626)	(268,946)	(213,832)
Investing activities
Purchase of intangible assets	14	(2,950)	(4,510)	(7,838)
Purchase of property, plant and equipment	15	(66,095)	(201,655)	(273,760)
Investments in financial assets		(1,651)	—	(1,162)
Proceeds from financial instruments	18	—	—	5,720
Purchase of short-term investments	18	—	—	(385,165)
Proceeds from short-term investments	18	—	240,959	117,877
Proceeds from sale of assets held for sale		43,998	—	—
Net cash flows (used in)/from investing activities		(26,698)	34,794	(544,328)
Financing activities
Proceeds from issue of shares, net of transaction costs		—	—	1,037,325
Proceeds from Convertible Notes	18,27	324,950	—	—
Repayment of shareholder loans		—	—	(10,941)
Proceeds from liabilities to credit institutions	25,31	176,854	47,850	118,005
Repayment of liabilities to credit institutions	25,31	(102,848)	(1,032)	(212,913)
Repayment of lease liabilities	16,31	(11,411)	(10,899)	(9,282)
Proceeds from exercise of warrants		—	—	38,503
Payment of loan transaction costs		(32,550)	—	(4,900)
Cash flows from financing activities		354,995	35,919	955,797
Net increase/(decrease) in cash and cash equivalents		162,671	(198,233)	197,637
Cash and cash equivalents at January 1		82,644	295,572	105,364
Exchange rate differences in cash and cash equivalents		3,984	(14,695)	(7,429)
Cash and cash equivalents at December 31	23	249,299	82,644	295,572

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

These consolidated financial statements were authorized for issue by the Board of Directors on March 22, 2024.

2. Summary of accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied unless otherwise stated. All amounts are in thousands of U.S. dollars unless otherwise stated. All references in these financial statements to “$” or “USD” are to U.S. dollars, all references to “SEK” are to Swedish Kronor, all references to “€” or “EUR” are to Euro and all references to “CNY” are to Chinese Yuan.

2.1. Basis of preparation

The consolidated financial statements of Oatly Group AB have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 Significant accounting judgments estimates and assessments. The consolidated financial statements have been prepared using the cost method except for short-term investments, derivative instruments, and Convertible Notes measured at fair value.

New and amended standards and interpretations

Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

On January 1, 2023, the Group adopted the amendment to IAS 1 (“IAS 1 Amendment”) which provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The adoption of IAS 1 Amendment did not have a material impact on the accounting policy disclosures in the consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

On January 1, 2023, the Group adopted the amendment to IAS 12 Income Taxes (“IAS 12 Amendment”) which requires recognition of deferred taxes on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This amendment applies to differences associated with right-of-use assets, lease liabilities and decommissioning obligations. This amendment is applied to transactions that occurred on or after the beginning of the earliest comparative period presented. The adoption of the IAS 12 Amendment did not have a material impact on the consolidated financial statements.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

New standards and interpretations issued not yet effective

Classification of Liabilities as Current or Non-current – Amendments to IAS 1 and Non-current Liabilities with Covenants – Amendments to IAS 1

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. In November 2022, the IASB issued further amendments delaying the effective date to annual reporting periods beginning on or after January 1, 2024. The amendments are required to be applied on a retrospective basis. The amendments will require the Group to classify the Convertible Notes as current liabilities, even if no noteholder actually requires the Company to exchange their notes. The Group has chosen early adoption of this amendment and has classified the Convertible Notes as current liabilities as at December 31, 2023.

There are no other new or amended standards that are expected to have a material impact on the Group in the current or future reporting periods nor on foreseeable future transactions.

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

The CEO primarily uses a measure of earnings before interest, tax, depreciation and amortization (“EBITDA”), and earnings for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, asset impairment charges and other costs related to discontinued construction of production facilities, asset impairment charge and other costs related to assets held for sale, costs related to legal settlement, and non-controlling interests (“Adjusted EBITDA”), to assess the performance of the operating segments.

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

Foreign exchange rate profits and losses attributable to the financing of the Group are recognized in the consolidated statement of operations as finance income and finance costs. All other foreign exchange rate profits and losses are recognized under other operating income and (expenses), net.

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

Research and development expenses

Research and development expenses consist primarily of personnel related expenses for research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Research and development efforts are focused on enhancements to existing product formulations and production processes in addition to the development of new products.

Selling, general and administrative expenses

Selling, general and administrative expenses include primarily personnel related expenses, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e., outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Customer distribution costs for the year ended December 31, 2023 amounted to $51.7 million (2022: $61.3 million, 2021: $49.4 million). Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating income and (expense), net

Other operating income and (expenses), net consists primarily of impairment charges related to assets held for sale and net foreign exchange gains/(losses) on operating related activities.

Finance income

Finance income primarily consists of impact from fair value changes on Convertible Notes, interest income from cash in bank accounts and short-term deposits, and net foreign exchange gains attributable to external and internal financing arrangements. Finance income is recognized with the application of the effective interest method.

Finance expenses

Finance expenses primarily consists of interest expenses on Convertible Notes, interest expenses on loans from credit institutions and other financial expenses primarily consisting of transaction costs.

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

To determine the incremental borrowing rate, the Group:

•
uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk, and
•
makes adjustments specific to the lease, e.g., term, country, currency and security.

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
•
restoration costs, and
•
extension options.

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

2.9. Intangible assets

Goodwill

Goodwill arises at the acquisition of businesses and consists of the amount by which the consideration, any non-controlling interest in the acquired company and fair value at the acquisition dates of previous shareholdings, exceeds the fair value of identifiable net assets acquired.

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

Software-as-a-Service (SaaS) arrangements

SaaS arrangements are service contracts providing the Group with the right to access the cloud provider’s application software over the contract period. As such the Group does not receive a software intangible asset at the contract commencement date. A right to receive future access to the supplier’s software does not, at the contract commencement date, give the Group the power to obtain the future economic benefits flowing from the software itself and to restrict others’ access to those benefits.

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Other intangible assets

Other intangible assets consist primarily of separately acquired trademarks and patents are recognized at historical cost. They are reported at fair value at the time of acquisition and amortized on a straight-line basis over the projected useful life. They are reported in subsequent periods at cost less accumulated amortization and impairment. The estimated useful life is 5 years, which corresponds to the estimated time these will generate cash flow.

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

Profit or loss from disposals is established through a comparison of the profit from sales and carrying value and is recognized in other operating income and (expenses), net in the consolidated statement of operations.

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

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other operating income and (expenses), net together with foreign exchange gains and losses.

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

Financial liabilities designated at fair value through profit or loss

The Group has Convertible Notes (as defined in Note 27 Convertible Notes) which are classified entirely as liabilities at the initial date of recognition at fair value through profit or loss under the fair value option in accordance with IFRS 9 Financial Instruments. The Convertible Notes were issued with a conversion option that does not fulfill the “fixed for fixed” criteria. As the instrument contains an embedded derivative that is not closely related, the Convertible Notes have been designated in its entirety as at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated at fair value through profit or loss are expensed as incurred. Fair value changes relating to the Group's own credit risk are recognized in other comprehensive income. Amounts recorded in other comprehensive income related to credit risk are not subject to recycling in profit or loss, but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in finance income in the consolidated statement of operations.

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

2.15. Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand and deposits held at call with financial institutions. Bank overdrafts are shown within liabilities to credit institutions in current liabilities in the statement of financial position.

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

The Swedish Financial Reporting Board is a private sector body in Sweden with the authority to develop interpretations of IFRS Standards for consolidated financial statements for issues that are very specific to the Swedish environment, for example, UFR 10 Accounting for the pension plan ITP 2 financed through an insurance in Alecta. The Group’s pension obligations for certain employees in Sweden, which are secured through an insurance with Alecta, are reported as a defined contribution plan. According to UFR 10, this is a defined benefit multi-employer plan. For the financial year 2023, the Group has not had access to information in order to be able to report its proportional share of the obligations of the plan, plan assets and costs and therefore, it has not been possible to recognize the plan as a defined benefit plan. The ITP 2 pension plan, secured through an insurance with Alecta, is therefore reported as a defined contribution plan. The premium of the defined contributions plan for retirement pensions and survivor’s pension is calculated individually and is, among other factors, based on salary, previously earned pension and expected remaining years of service. Expected premiums for the next reporting period for ITP 2 insurances signed with Alecta is $1.0 million. Premiums for the year ended December 31, 2023 for ITP 2 insurances signed with Alecta amounted to $1.0 million (2022: $1.1 million).

The collective consolidation level comprises the market value of Alecta’s assets as a percentage of the insurance obligations in accordance with Alecta’s actuarial methods and assessments. The collective consolidation level should normally be allowed to vary between 125% and 175%. If Alecta’s collective consolidation level falls below 125% or exceeds 175%, measure should be taken in order for the consolidation level to return to the normal interval. At a low consolidation, one measure might be to increase the price when signing new insurance agreements and an expansion of existing benefits. At a high level

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

of consolidation, one measure might be to introduce lower premiums. At the end of the financial year 2023, Alecta’s surplus of the collective consolidation level was 158%.

Share-based payments—equity settled

Employee stock options (ESOPs) and Restricted Stock Units (RSUs) (2021)

For share-based payment schemes, the fair value of the instruments granted are established at the grant date and recognized as an employee benefits expense, with a corresponding increase in equity.

The fair value of ESOPs at grant date has been established by using the Black-Scholes option pricing model and input data in the model is disclosed in Note 8 Share-based compensation.

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs of disposal. A gain is recognized for any subsequent increases in fair value less costs of disposal of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset (or disposal group) is recognized at the date of derecognition. The gain or loss is recognized in other operating income and expenses, net in the consolidated statement of operations.

Property, plant and equipment are not depreciated once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

3. Financial risk management

3.1. Financial risk factors

Through its operations, the Group is exposed to various financial risks attributable to primarily cash, short-term investments, trade receivables, trade payables, liabilities to credit institutions and Convertible Notes. The financial risks are market risk, mainly interest risk and currency risk, credit risk, liquidity risk and refinancing risk. The Group strives to minimize potential unfavorable effects from these risks on the Group’s financial results.

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

3.1.1 Market risk

Currency risk (transaction risk)

The Group operates internationally and is exposed to foreign exchange risk. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency risk in Group companies with SEK, USD, SGD and GBP as the functional currencies. The primary risks in these companies are SEK/USD, SEK/EUR, SEK/GBP, SEK/CNY, SEK/SGD, SEK/NOK, USD/SEK, SGD/CNY and GBP/EUR due to internal accounts receivables and other receivables, internal trade payables and other liabilities, borrowings, short-term deposits (cash and cash equivalents), and external sales and purchases (accounts receivables and trade payables). The Group has internal loans denominated in currencies different from the functional currency of the lender. These loans form part of the net investment in foreign operations (extended equity) and are recognized in other comprehensive loss. Exposure from internal loans classified as extended equity are not included in the tables and sensitivity analysis below.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Due to the growth profile of the Group it is necessary to maintain a dynamic risk management of currency. Group Treasury monitors forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies which have a net cash flow that is positive or negative, Group Treasury has the possibility to use foreign exchange instruments (FX forward or spot) to manage the risk. The treasury policy mandates Group Treasury to hedge between 0% and 100% of the exposure for the following 18 months. The Group does not apply hedge accounting. As of December 31, 2023, the Group had currency derivatives of SEK 259.5 million (2022: SEK 500 million) for which the fair value was $0.9 million (2022: $0.3 million).

Exposure

The Group’s primary exposure to foreign currency risk at the end of the reporting period, expressed in thousands of USD was as follows:

	As of December 31, 2023
(in thousands of U.S. dollars)	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY	SEK/SGD	SEK/NOK	USD/SEK	SGD/CNY	GBP/EUR
Accounts receivables	—	8,318	—	—	—	—	—	42,245	—
Other receivables	—	1,077	22,938	—	53,661	10,406	24,400	—	2,780
S-T deposits	170,000	—	—	—	—	—	—	—	—
Liabilities to credit institutions	(132,831)	(2,810)	—	—	—	—	—	—	—
Trade payables	(1,757)	(15,701)	—	(47,727)	(35,785)	—	—	—	—
Lease liabilities	—	(2,047)	—	—	—	—	—	—	—
Other current liabilities	(7,813)	—	—	—	—	—	(22,388)	—	—
Total	27,599	(11,163)	22,938	(47,727)	17,876	10,406	2,012	42,245	2,780

	As of December 31, 2022
(in thousands of U.S. dollars)	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY	SEK/SGD	SEK/NOK	USD/SEK	SGD/CNY	GBP/EUR
Accounts receivables	—	6,864	5,864	23,060	—	—	—	31,117	—
Other receivables	—	18,058	—	—	26,995	11,359	—	—	—
S-T deposits	—	—	—	4,315	—	—	—	—	—
Liabilities to credit institutions	—	(4,002)	—	—	—	—	—	—	—
Trade payables	(942)	(15,944)	—	(9,821)	(12,083)	—	—	—	—
Lease liabilities	—	(2,615)	—	—	—	—	—	—	—
Other current liabilities	(127,884)	—	—	—	—	—	—	—	(11,808)
Total	(128,826)	2,361	5,864	17,554	14,912	11,359	—	31,117	(11,808)

Sensitivity

The Group is primarily exposed to changes in SEK/USD, SEK/EUR, SEK/GBP, SEK/CNY, SEK/SGD, SEK/NOK, USD/SEK, SGD/CNY and GBP/EUR exchange rates. The Group’s risk exposure in foreign currencies:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Impact on loss before tax
	2023	2022	2021
SEK/USD exchange rate - increase/decrease 10%	+/- 2,760	+/- 12,883	+/- 7,036
SEK/EUR exchange rate - increase/decrease 10%	+/- 1,116	+/- 236	+/- 1,296
SEK/GBP exchange rate - increase/decrease 10%	+/- 2,294	+/- 586	+/- 350
SEK/CNY exchange rate - increase/decrease 10%	+/- 4,773	+/- 1,755	+/- 14,294
SEK/SGD exchange rate - increase/decrease 10%	+/- 1,788	+/- 1,491	+/- 2,722
SEK/NOK exchange rate - increase/decrease 10%	+/- 1,041	+/- 1,136	—
USD/SEK exchange rate - increase/decrease 10%	+/- 201	—	—
SGD/CNY exchange rate - increase/decrease 10%	+/- 4,224	+/- 3,112	+/- 691
GBP/EUR exchange rate - increase/decrease 10%	+/- 278	+/- 1,181	+/- 1,225

Currency risk (translation risk)

The Group is also exposed to currency risk when foreign subsidiaries with a functional currency other than USD are consolidated, primarily for EUR, SEK, GBP and CNY. The Group’s policy is not to hedge the translation exposure related to net foreign assets to reduce translation risk in the consolidated financial statements.

Interest rate risk

The Group is exposed to interest rate risk that arises from the TLB Credit Agreement (as defined in section 3.1.3 Liquidity risk below) that carries an interest of Term SOFR with a floor of 2.5%. To manage the risk the Group has entered into interest rate caps for the full amount of the term loan of $130 million. The cap is 4.6% and has a maturity of 3 years (April 2026). As of December 31, 2023, the cap is in the money and the Group is not exposed to changes in the variable interest rate above 4.6%.

The Group’s interest rate risk also arises from long-term liabilities to credit institutions with variable rates (Euro Interbank Offered Rate “Euribor” 3 Months during 2023, 2022 and 2021, which expose the Group to cash flow interest rate risk. As of December 31, 2023, the nominal amount of liabilities to credit institutions with variable interest rate was $2.8 million with no hedges. As of December 31, 2022, the nominal amount of liabilities to credit institutions with variable interest rate was $4.0 million with no hedges.

Sensitivity

Profit or loss is sensitive to higher/lower interest expense primarily from liabilities to credit institutions as a result of changes in interest rates.

	Impact on loss before tax
	2023	2022	2021
Interest rates - increase by 100 basis points	+28	+526	+60
Interest rates - decrease by 100 basis points	-375	-526	-60
Interest rates - increase by 300 basis points	+84	+1,578	+180
Interest rates - decrease by 300 basis points	-642	-1,578	-180

The effect from increase in basis points are due to the cap that economically hedges the TLB Credit Agreement. At year end the cap is in the money and increases in Term SOFR will therefore not have any effect on the sensitivity analysis and only a small effect from liabilities with Euribor rate. The effect from decrease in basis points is limited due to a floor of 2.5% in the Term SOFR in the TLB Agreement.

Fair value / Price risk

The Group is exposed to price risk from changes in fair value from short-term investments held by the Group that are classified as fair value through profit and loss. To manage the risk arising from investments, surplus liquidity may be invested primarily in liquid assets with low risk, investment grade BBB- or better rated. All of the short-term investments matured

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

during 2022 and as at December 31, 2022 and 2023, respectively, the Group had no investments at fair value. The fair value of the short-term investments as of December 31, 2021 was $250 million.

During the year ended December 31, 2023, the Group issued Convertible Notes which are classified as liabilities at the initial date of recognition at fair value through profit or loss. Fair value changes relating to the Group's own credit risk are recognized in other comprehensive income. Amounts recorded in other comprehensive income related to credit risk are not subject to recycling in profit or loss, but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in finance income in the consolidated statement of operations. The fair value of the Convertible Notes as of December 31, 2023 was $324 million.

For details on the fair value on Convertible Notes, see Note 18 Financial instruments per category.

Sensitivity

Profit or loss is sensitive to changes in fair value from short-term investments and Convertible Notes.

The following table shows the impact of changes in the fair value on the short-term investments:

	Impact on loss before tax
	2023	2022	2021
Fair value - increase/decrease by 10%	—	—	+/- 25

For details on sensitivity to changes in fair value on Convertible Notes, see Note 18 Financial instruments per category.

Commodity price risk

The Group is exposed to risk related to the price and availability of ingredients. Profitability is dependent on, among other things, the Group’s ability to anticipate and react to availability of ingredients and inflationary pressures. Currently, the main ingredient in the Group’s products is oat. The Group purchases oats from millers in Belgium, Sweden, Finland, the United States, Malaysia and China, so supply may be particularly affected by any adverse events in these countries and regions. The prices of oats and other ingredients used, such as rapeseed oil, are subject to many factors beyond the Group’s control, including poor harvests due to adverse weather conditions, natural disasters and changes in world economic conditions, including as a result of health epidemics such as the COVID-19 pandemic and the conflicts in Ukraine and the Red Sea. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with suppliers for the following year based on the outcome of the current year harvest.

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

A general commodity cost price increase of 5% would have increased the Group’s 2023 commodity costs by $12.0 million (2022: $11.2 million).

3.1.2 Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost.

Financial counterparty credit risk is managed on a Group basis. The external financial counterparties must be high-quality international credit institutions or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2023 and 2022 were in the range from BBB to AA+.

Customer and supplier credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2023, one customer in the foodservice

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

channel represented approximately 12% (2022 and 2021: 14% respectively) of total revenue. The Group has not had any incurred credit losses from this customer historically.

The Group has primarily one type of debt instrument carried at amortized cost, subject to the expected credit loss model: trade receivables.

Trade receivables

The Group applies the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables have been grouped based on days past due. The expected loss rates are based on sales over a period of 36 months before December 31, 2023, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. In cases when the Group has more information on customers than the statistical model reflects, a management overlay is made for those specific customers. Historically, the Group has experienced immaterial credit losses. Based on the historical data of low credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material. The Group has during 2023 and 2022 no significant impairment losses relating to specific customers.

The aging of the Group’s trade receivables is as follows:

	2023	2022
Current	92,293	83,020
1-30 days past due	15,127	9,739
31-60 days past due	2,488	4,630
61-90 days past due	1,381	1,431
91- days past due	2,882	5,865
Gross carrying amount	114,171	104,685
Allowance for expected credit losses	(1,220)	(3,730)
Net carrying amount	112,951	100,955

The movements in the Group’s allowance for expected credit losses of trade receivables are as follows:

	2023	2022
As at January 1	(3,730)	(883)
Increase of allowance recognized in statement of operations during the year	(720)	(3,666)
Receivables written off during the year as uncollectible	1,912	205
Unused amount reversed	1,331	578
Translation differences	(13)	36
As at December 31	(1,220)	(3,730)

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

As at December 31, 2023, the Group held cash and cash equivalents of $249.3 million (2022: $82.6 million) that are available for managing liquidity risk. The Group has both long-term and short-term financing with credit institutions.

The Company has a European Investment Fund guaranteed three-year term loan facility with Svensk Exportkredit (the “EIF Facility”) which was entered into in October 2019. In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remain unchanged. As of December 31, 2023 and December 31, 2022, the Group had €2.5 million (equivalent of $2.8 million) and €3.8 million (equivalent of $4.0 million), respectively, outstanding on the EIF Facility, including accrued interest.

On April 18, 2023, the Company entered into a Term Loan B Credit Agreement (“TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million borrowed by Oatly AB. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement contains maintenance financial covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement. As of December 31, 2023 the Group had $132.8 million outstanding on the TLB Credit Agreement, including accrued interest.

On April 18, 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement, including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the TLB Credit Agreement by way of the Intercreditor Agreement. As of December 31, 2023, the Group had no utilized loan amounts under the amended SRCF Agreement. As of December 31, 2022, the Group had utilized loan amounts under the previous SRCF agreement of SEK 507 million (equivalent of $48.6 million), including accrued interest.

On May 23, 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the HH Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the HH Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement. See Note 27 Convertible Notes for more information on the Company’s Convertible Notes.

The EIF Facility, TLB Credit Agreement and the SRCF Agreement benefit from the same guarantees. The primary assets pledged as security for these loans are:

•
Shares in substantially all group companies
•
Material bank accounts
•
Material intra-group loans
•
Material intellectual property
•
For the group companies in Sweden, floating charges in the aggregate amount of SEK 200 million (equivalent of $20.0 million)

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

•
Real property mortgage certificates in Sweden, in the amount of SEK 92 million (equivalent of $9.2 million)
•
For group companies in the United Kingdom, United States, Hong Kong, Singapore, and the Netherlands floating charges covering essentially all the assets in these companies.

In November 2022, the Group's indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $20.7 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). As of December 31, 2022, there were no outstanding borrowings under the CMB Credit Facility. In November 2023, the CMB Credit Facility was terminated.

In total, the Group had access to undrawn bank overdraft facilities at the end of the reporting period amounting to $210.3 million (2022: $318.4 million).

For changes in facilities and borrowings after the reporting period, see Note 35 Events after the end of the reporting period.

3.1.4 Refinancing risk

Refinancing risk is defined as the risk for difficulties in refinancing the Group, that financing cannot be achieved, or can only be achieved at a higher cost. Liabilities to credit institutions and available facilities within the Group has an weighted average maturity of 41 months per December 31, 2023 (2022: 16 months, 2021: 27 months).

The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company.

For changes in facilities and borrowings during the reporting period, see above Note 3.1.3 Liquidity risk.

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

December 31, 2023	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Lease liabilities	4,208	12,625	15,892	35,121	66,486	134,332	89,002
Convertible Notes	—	—	—	546,842	—	546,842	323,528
Liabilities to credit institutions	5,503	14,617	19,262	171,296	—	210,678	120,305
Trade payables	64,368	—	—	—	—	64,368	64,368
Total non-derivatives	74,079	27,242	35,154	753,259	66,486	956,220	597,203

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

December 31, 2022	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Lease liabilities	4,671	14,015	13,328	35,201	113,277	180,492	99,108
Liabilities to credit institutions	49,327	1,127	1,443	1,376	—	53,273	52,590
Trade payables	82,516	—	—	—	—	82,516	82,516
Total non-derivatives	136,514	15,142	14,771	36,577	113,277	316,281	234,214

Derivatives
Foreign currency forward contracts- inflows	(47,850)	—	—	—	—	(47,850)	—
Foreign currency forward contracts- outflows	48,238	—	—	—	—	48,238	—
Total derivatives	388	—	—	—	—	388	316

3.2. Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that the Group can continue its business and provide future returns for shareholders and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may issue new shares or sell assets to reduce debt. Capital is calculated as “equity attributable to shareholders of the parent” as shown in the balance sheet plus total borrowings (including Convertible Notes, current and non-current liabilities to credit institutions and lease liabilities as shown in the balance sheet) less cash and cash equivalents.

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

Valuation of loss carry-forwards

A deferred tax asset is only recognized for loss carry-forwards, for which it is probable that they can be utilized against future tax surpluses and against taxable temporary differences. The majority of the loss carry-forwards as at December 31, 2023 and 2022 are not recognized in the Group as these are not expected to be utilized in the foreseeable future. Refer to Note 12 Income tax for further details.

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

Embedded leases

The Group has supplier contracts that have been reviewed in order to assess if the agreements contain embedded leases. There is judgment involved in assessing if an arrangement contains an embedded lease. The general rule is that an arrangement contains a lease if (1) there is an explicit or implicit identified asset in the contract, and (2) the customer controls use of the identified asset. For supplier contracts entered into during 2023, the Group has concluded that there are no embedded leases. For three supplier contracts entered into during 2022 and 2021, the Group concluded that there were embedded leases. The lease liability for these embedded leases as of December 31, 2023 was approximately $9.2 million (2022: $10.5 million). For all other contracts and amendments, the Group has concluded that these agreements do not contain any embedded leases since it does not have the right to direct how and for what purpose the assets are used throughout the period of use.

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The Group considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. At a few occasions towards the end of 2023 the market capitalization of the Group was in level or below the book value of its equity, indicating a potential impairment of goodwill and impairment of the non-financial assets of the cash-generating units (“CGUs”). In addition, the overall macroeconomic uncertainty around the world added to the indication of potential impairment. Based on this, Management decided, as of December 31, 2023, to perform impairment tests for all the three operating segments, not only for the CGU containing goodwill. At present, the Group only has goodwill allocated to the operating segment EMEA.

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

Share-based compensation

The Group measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of share-based payment transactions including sensitivity analysis are disclosed in Note 8 Share-based compensation.

Convertible Notes

The Group has Convertible Notes which are classified as liabilities at the initial date of recognition at fair value through profit or loss. Fair value changes relating to the Group's own credit risk are recognized in other comprehensive income. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of the Convertible Notes including sensitivity analysis are disclosed in Note 18 Financial instruments per category.

Assets held for sale

On December 30, 2022, Oatly, Inc., and its wholly owned subsidiary, Oatly US Operations & Supply Inc., entered into an asset purchase agreement with Ya YA Foods USA LLC (“YYF”), and parent Aseptic Beverage Holdings LP, to establish a strategic partnership pursuant to which Oatly, Inc. will sell its manufacturing facility in Ogden, Utah to YYF. Subject to the terms and conditions of the Asset Purchase Agreement, YYF will acquire a majority of the assets that are used in the operation of the manufacturing facility in Ogden, Utah (the “Ogden Facility”) and assume the obligations arising under the real property leases and certain contracts for and related to the Ogden Facility. The Company will continue to own all intellectual property related to production of oat base, the Company’s principal, proprietary ingredient for all Oatly products, and the Company will continue to own and operate its own equipment, fixtures and supplies associated with its production of oat base at the Facilities. The criteria to be classified as held for sale at that date is considered to be met for the following reasons:

•
The assets subject to the Asset Purchase Agreement are available for immediate sale and can be sold to the buyer in their current condition.
•
The actions to complete the sale were initiated and expected to be completed within one year from the date of initial classification.
•
The Asset Purchase Agreement was signed on December 30, 2022.

Refer to Note 34 Non-current assets held for sale for further details.

Asset impairment charges and other costs related to discontinued construction of production facilities

Management makes assumptions and estimates when determining the non-cash impairment charges and other costs relating to the production facilities for which the decision has been made to discontinue construction. Management estimates the fair value less costs of disposal of property, plant and equipment and decommissioning costs based on a combination of data including agreements, quotes, input from suppliers and surveyors, and other market data.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5. Segment information

5.1. Revenue Adjusted EBITDA and EBITDA

For the year ended December 31, 2023 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	402,168	250,264	130,916	—	—	783,348
Intersegment revenue	1,725	—	7,317	—	(9,042)	—
Total segment revenue	403,893	250,264	138,233	—	(9,042)	783,348
Adjusted EBITDA	42,951	(28,137)	(64,595)	(107,780)	—	(157,561)
Share-based compensation expense	(1,781)	(3,531)	(4,704)	(11,430)	—	(21,446)
Restructuring costs(1)	(1,103)	(3,062)	(2,954)	(7,641)	—	(14,760)
Asset impairment charges and other costs related to discontinued construction of production facilities(2)	(158,551)	(43,009)	—	—	—	(201,560)
Costs related to the YYF Transaction(3)	—	(375)	—	—	—	(375)
Legal settlement(4)	—	—	—	(9,250)	—	(9,250)
Non-controlling interests	—	—	(186)	—	—	(186)
EBITDA	(118,484)	(78,114)	(72,439)	(136,101)	—	(405,138)
Finance income	—	—	—	—	—	117,876
Finance expenses	—	—	—	—	—	(69,029)
Depreciation and amortization	—	—	—	—	—	(51,874)
Loss before tax	—	—	—	—	—	(408,165)

For the year ended December 31, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	345,509	223,880	152,849	—	—	722,238
Intersegment revenue	34,940	820	3,659	—	(39,419)	—
Total segment revenue	380,449	224,700	156,508	—	(39,419)	722,238
Adjusted EBITDA	(10,298)	(62,837)	(75,183)	(119,605)	—	(267,923)
Share-based compensation expense	(4,314)	(4,485)	(6,973)	(19,694)	—	(35,466)
Restructuring costs(1)	(918)	(797)	(309)	(2,391)	—	(4,415)
Asset impairment charge and other costs related to assets held for sale(3)	—	(39,581)	—	—	—	(39,581)
EBITDA	(15,530)	(107,700)	(82,465)	(141,690)	—	(347,385)
Finance income	—	—	—	—	—	15,256
Finance expenses	—	—	—	—	—	(16,665)
Depreciation and amortization	—	—	—	—	—	(48,600)
Loss before tax	—	—	—	—	—	(397,394)

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

For the year ended December 31, 2021 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	336,452	179,830	126,908	—	—	643,190
Intersegment revenue	89,460	908	—	—	(90,368)	—
Total segment revenue	425,912	180,738	126,908	—	(90,368)	643,190
Adjusted EBITDA	21,959	(44,560)	(16,480)	(107,896)	—	(146,977)
Share-based compensation expense	(3,780)	(2,963)	(4,192)	(12,697)	—	(23,632)
Product recall(5)	(1,654)	—	—	—	—	(1,654)
Asset impairment charge(6)	(4,970)	—	—	—	—	(4,970)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	11,555	(47,523)	(20,672)	(129,881)	—	(186,521)
Finance income	—	—	—	—	—	14,435
Finance expenses	—	—	—	—	—	(15,740)
Depreciation and amortization	—	—	—	—	—	(27,222)
Loss before tax	—	—	—	—	—	(215,048)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2023 refer to intersegment revenue for sales of products from EMEA to Asia and from Asia to EMEA. Eliminations in 2022 primarily refer to intersegment revenue for sales of products from EMEA to Asia. Eliminations in 2021 primarily refer to intersegment revenue for sales of products from EMEA to Americas and Asia.

(1)
Relates primarily to severance payments as the Company continues to adjust its organizational structure to the macro environment, and inventory write-offs related to the Company’s strategy reset in the Asia segment.
(2)
Following certain events during the fourth quarter, the Company decided to discontinue the construction of its new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Company recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities.
(3)
Relates to the Ya YA Foods USA LLC transaction (the “YYF Transaction”). See Note 34 Non-current assets held for sale for further details.
(4)
Relates to US securities class action litigation settlement expenses.
(5)
Relates to recall of products in Sweden as communicated on November 17, 2021. See the Company's Form 6-K filed on November 17, 2021.
(6)
The 2021 asset impairment charge related to production equipment at our Landskrona production facility in Sweden for which we had no alternative use.

5.2. Non-current assets by country

Non-current assets for this purpose consists of property, plant and equipment and right-of-use assets:

	2023	2022
China	123,542	122,495
Sweden	120,864	108,073
US	102,883	130,295
UK	44,413	186,759
Singapore	26,115	29,944
Other	30,862	23,984
Total	448,679	601,550

Following certain events during the fourth quarter, the Company decided to discontinue the construction of its new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Company recorded $155.9 million in non-cash impairments related to non-current assets, of which $20.7 million relating to US and $135.2 million relating to UK. See Note 15 Property, plant and equipment and Note 16 Leases for further information.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5.3. Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	2023	2022	2021
US	247,049	220,981	177,180
UK	134,967	124,948	120,278
China	119,507	134,001	111,830
Germany	104,854	79,764	70,699
Sweden	47,273	48,749	57,937
The Netherlands	26,921	25,582	24,047
Finland	22,178	23,353	27,420
Other	80,599	64,860	53,799
Total	783,348	722,238	643,190

5.4. Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Year Ended December 31, 2023	EMEA	Americas	Asia	Total
Retail	331,635	127,690	19,630	478,955
Foodservice	68,619	116,811	85,127	270,557
Other	1,914	5,763	26,159	33,836
Total	402,168	250,264	130,916	783,348

Year Ended December 31, 2022	EMEA	Americas	Asia	Total
Retail	285,797	118,870	17,454	422,121
Foodservice	58,867	101,166	100,031	260,064
Other	845	3,844	35,364	40,053
Total	345,509	223,880	152,849	722,238

Year Ended December 31, 2021	EMEA	Americas	Asia	Total
Retail	282,090	96,552	9,297	387,939
Foodservice	49,802	78,860	94,463	223,125
Other	4,560	4,418	23,148	32,126
Total	336,452	179,830	126,908	643,190

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 12% in 2023 (2022 and 2021: 14% respectively) were derived from a single external customer in the foodservice channel. These revenues are attributed to the Americas and Asia segments.

Oatmilk accounted for approximately 90%, 89%, and 91% of the Group’s revenue in the years ended December 31, 2023, 2022 and 2021, respectively.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

6. Depreciation, amortization and impairment by function

	2023
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(30,868)	(7,970)	—	(38,838)
Research and development expenses	(1,060)	(323)	(124)	(1,507)
Selling, general and administrative expenses	(1,100)	(5,208)	(5,221)	(11,529)
Total depreciation/amortization/impairment by function(1)	(33,028)	(13,501)	(5,345)	(51,874)

(1)
The impairment related to discontinued construction of certain production facilities is included in Other operating income and (expenses), net in the consolidated statement of operations. Refer to Note 15 Property, plant and equipment and Note 16 Leases for further details.

	2022
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(31,372)	(8,427)	—	(39,799)
Research and development expenses	(490)	(186)	(89)	(765)
Selling, general and administrative expenses	(572)	(4,476)	(2,988)	(8,036)
Total depreciation/amortization/impairment by function(1)	(32,434)	(13,089)	(3,077)	(48,600)
(1)
The impairment related to the assets held for sale is included in Other operating income and (expenses), net in the consolidated statement of operations. Refer to Note 34 Non-current assets held for sale for details on the YYF Transaction.

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
(2)
Within property, plant and equipment, the selling, general and administrative expenses portion of the EMEA asset impairment amounted to $3.5 million.

7. Employee and personnel costs

The disclosure amounts are based on the expense recognized in the consolidated statement of operations.

	2023	2022	2021
Salaries and other remuneration	(150,026)	(151,444)	(109,847)
Social security costs	(23,255)	(24,241)	(19,158)
Share-based payments(1)	(21,446)	(35,466)	(23,632)
Pension and post-employment benefits	(9,542)	(9,208)	(8,390)
Total	(204,269)	(220,359)	(161,027)

(1) Refer to Note 8 Share-based compensation for further details.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Key management compensation	2023	2022	2021
Short-term employee benefits(1)	(11,120)	(8,207)	(6,459)
Pension and post-employment benefits	(628)	(638)	(766)
Share-based payments(2)	(9,151)	(19,011)	(13,921)
Social security costs	(3,404)	(3,780)	(2,521)
Total	(24,303)	(31,636)	(23,666)

(1) For the twelve months ended December 31, 2023, severance pay of $2.5 million is included in short-term employee benefits.

(2) Refer to Note 8 Share-based compensation for further details.

During the year ended December 31, 2023, key management consisted of an average of 14 members of management, including Executive Officers (CEO and CFO) and excluding the Board of Directors (2022: 14 members; 2021: 13 members). As of December 31, 2023, key management consisted of 14 members.

7.1 Employee benefits expenses by function

	2023	2022	2021
Cost of goods sold	(37,671)	(51,106)	(35,959)
Research and development expenses	(12,431)	(13,739)	(10,336)
Selling, general and administrative expenses	(154,167)	(155,514)	(114,732)
Total	(204,269)	(220,359)	(161,027)

8. Share-based compensation

2021 Plan

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units (“RSUs”). To secure the future delivery of shares under the 2021 Plan, the Company’s shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants vests only in the Company. See Note 24 Equity.

RSUs

During the twelve months ended December 31, 2023, the Company, under the 2021 Plan, granted 5,479,454 RSUs, of which 1,281,751 RSUs were granted to members of key management, including the Executive Officers (CEO and CFO), and the Board of Directors. 2,740,334 RSUs vested during the period, of which 468,787 were to key management. The RSUs are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service on the applicable vesting date.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Activity in the Group’s RSUs outstanding and related information is as follows:

	Weighted average grant date fair value ($)	Number of RSUs
As of December 31, 2020	—	—
Granted during the period	14.78	1,832,777
Forfeited during the period	16.16	(131,770)
As of December 31, 2021	14.67	1,701,007
Granted during the period	3.07	8,024,889
Forfeited during the period(1)	5.17	(1,035,380)
Vested during the period	14.96	(542,922)
As of December 31, 2022	4.42	8,147,594
Granted during the period	1.75	5,479,454
Forfeited during the period(2)	3.22	(2,470,898)
Vested during the period	3.15	(2,740,334)
As of December 31, 2023	2.91	8,415,816

—

(1)
Includes 493,856 forfeited RSUs related to the Company’s organizational restructuring and the YYF Transaction. Refer to Note 34 Non-current assets held for sale for details on the YYF Transaction.
(2)
Includes 961,990 forfeited RSUs related to the Company’s organizational restructuring during the year ended December 31, 2023.

Employee stock options

During the twelve months ended December 31, 2023, the Company, under the 2021 Plan, granted 11,111,723 stock options of which 7,941,720 were granted to members of key management. 5,929,995 stock options vested during the period, of which 4,597,965 were to key management. The stock options are accounted for as equity-settled share-based payment transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ordinary shares on grant date. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment.

Activity in the Group’s stock options outstanding and related information is as follows:

	Weighted average exercise price ($)	Number of employee stock options
As of December 31, 2020	—	—
Granted during the period	16.86	7,002,430
Forfeited during the period	17.00	(44,118)
As of December 31, 2021	16.86	6,958,312
Granted during the period	3.45	9,651,313
Forfeited during the period(1)	6.71	(2,204,399)
Expired during the period	17.00	(66,174)
As of December 31, 2022	9.40	14,339,052
Granted during the period	1.75	11,111,723
Forfeited during the period(2)	5.88	(3,615,022)
Expired during the period	11.88	(546,562)
As of December 31, 2023	5.98	21,289,191
Vested and exercisable as of December 31, 2023	10.19	7,637,924

—

(1)
Includes 1,213,585 forfeited stock options related to the Company’s organizational restructuring during the year ended December 31, 2022.
(2)
Includes 2,581,696 forfeited stock options related to the Company’s organizational restructuring during the year ended December 31, 2023.

The fair value at grant date of the stock options granted during the financial year 2023 was $0.98 for the May 2023 grant date, $1.09 for the July 2023 grant date and $0.43 for the November 2023 grant date. The fair value at grant date of the stock

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

options granted during the financial year 2022 was $1.49 for the May 2022 grant date and $0.86 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was $6.24 for the May 2021 grant date and $3.67 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

The following tables lists the inputs to the Black-Scholes option-pricing model used for employee stock options granted during the financial year 2023, 2022 and 2021, respectively:

	2023	2022	2021
Expected term (years)	6-8	6-8	6-8
Weighted-average share price at grant date	1.75	3.45	16.86
Expected price volatility of the Company's shares (%)	50.00-55.00	35.00-37.00	33.00
Risk-free interest rate (%)	3.84-4.61	2.81-3.96	1.09-1.48

Valuation assumptions are determined at each grant date and, as a result, are likely to change for share-based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of the employee stock options. The sensitivity analysis below shows the impact of increasing and decreasing the share price by 30%, expected volatility by 10% as well as the impact of increasing and decreasing the expected term by 12 months.

This analysis was performed on stock options granted in 2023. The following table shows the impact of these changes on fair value per employee stock option granted 2023:

2023
Share price increase 30%	0.44
Share price decrease 30%	(0.40)
Volatility increase 10%	0.12
Volatility decrease 10%	(0.13)
Expected life increase 12 months	0.06
Expected life decrease 12 months	(0.07)

Share-based payments expense was $21.4 million for the twelve months ended December 31, 2023 (2022: $35.5 million, 2021: $23.6 million).

9. Other operating income and (expenses), net

	2023	2022	2021
Impairment charges related to discontinued construction of certain production facilities (Note 14,15,16,17,21)	(172,588)	—	—
Other costs related to discontinued construction of certain production facilities (Note 26)	(28,972)	—	—
Legal settlement expenses (Note 26)	(9,250)	—	—
Impairment charge related to assets held for sale (Note 34)	—	(38,292)	—
Other costs related to assets held for sale (Note 34)	—	(1,289)	—
Exchange rate differences (Note 11)	(2,991)	(3,776)	662
Other	(851)	2,406	1,282
Other operating income and (expenses), net	(214,652)	(40,951)	1,944

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

10. Finance income and expenses

	2023	2022	2021
Interest income	12,666	2,144	1,774
Other financial income	329	—	—
Fair value changes on derivatives	611	—	—
Fair value changes on Convertible Notes	96,445	—	—
Net foreign exchange difference	7,825	13,112	12,661
Total finance income	117,876	15,256	14,435
Interest expenses on loan from credit institutions	(20,187)	(5,784)	(8,623)
Interest expenses on lease liabilities	(6,779)	(8,144)	(5,026)
Interest expenses on Convertible Notes	(22,367)	—	—
Interest expenses on shareholder loans	—	—	(5,256)
Fair value changes on derivatives	—	(287)	(16)
Fair value changes on short-term investments	—	(1,821)	(222)
Other financial expenses	(19,696)	(629)	(518)
Borrowing costs capitalized	—	—	3,921
Total finance expenses	(69,029)	(16,665)	(15,740)

Interest expense on the Convertible Notes is the nominal coupon rate of 9.25%. Fair value changes on Convertible Notes contains the fair value changes less the coupon rate and changes in credit risk. See Note 3 Financial risk management and Note 27 Convertible Notes.

Other financial expenses for year ended December 31, 2023 mainly consist of $17.5 million in transaction costs relating to the issuance of Convertible Notes, and $1.4 million in previously capitalized and amortized transaction costs relating to the previous Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) that were expensed in connection with the extinguishment of the liability. See Note 25 Liabilities to credit institutions for further information on the SRCF Agreement.

Capitalized borrowing costs

For the years ended December 31, 2023 and 2022, there were no capitalized borrowing costs. For the year ended December 31, 2021, borrowing costs have been capitalized for qualifying assets that consist of construction in progress for production facilities. The capitalization rate used to determine the amount of borrowing costs that have been capitalized, is the weighted average interest rate applicable to the Group’s general liabilities to credit institutions, shareholder loan and lease liabilities during the year, in this case 3.82% for 2021.

11. Net exchange rate differences

The exchange-rate differences recognized in the consolidated statement of operations are included as follows:

	2023	2022	2021
Other operating income and (expenses), net (Note 9)	(2,991)	(3,776)	662
Finance income and expenses (Note 10)	7,825	13,112	12,661
Exchange-rate differences—net	4,834	9,336	13,323

12. Income tax

The major components of income tax (expense)/benefit for the year ended December 31, 2023, 2022 and 2021 are as follows:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	2023	2022	2021
Current tax:
Current income tax (expense)/benefit	(10,892)	(3,250)	1,887
Adjustments in respect of income tax of previous years	(2,282)	1,724	(120)
	(13,174)	(1,526)	1,767
Deferred tax:
Relating to origination and reversal of temporary differences	4,279	6,353	888
	4,279	6,353	888
Income tax (expense)/benefit reported in the consolidated statement of operations	(8,895)	4,827	2,655

Reconciliation of tax (expense)/benefit and the accounting loss multiplied by Sweden’s corporate tax rate:

	2023	2022	2021
Accounting loss before tax	(408,165)	(397,394)	(215,048)
At Sweden’s corporate income tax rate of 20,6%	84,082	81,863	44,300
Effect of tax rates in foreign jurisdictions	3,028	(803)	(835)
Non-taxable income	170	7	26
Non-deductible costs	(4,352)	(8,978)	(2,738)
Adjustments in respect of income tax of previous years	(2,282)	1,724	(120)
Change in unrecognized deferred taxes	(89,262)	(69,219)	(38,915)
Tax effect of changes in tax rates	(304)	112	(13)
Other	25	121	950
Income tax expense/(benefit)	(8,895)	4,827	2,655

Deferred tax

Deferred tax relates to the following:

	2023	2022
Property, plant and equipment	(3,759)	(11,287)
Lease right-of-use asset	(9,899)	(29,474)
Lease liability	9,470	30,750
Inventory	2,900	4,103
Loss allowances for financial assets	203	289
Accrued interest	234	1,798
Accrued expenses	5,098	1,438
Tax losses carried forward	497	4,533
Deferred tax credit	1,296	766
Share based compensation	503	319
Other	3,660	2,625
Net deferred tax assets	10,203	5,860
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	10,203	5,860

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

A reconciliation of net deferred tax is shown in the table below:

	2023	2022
Balance at January 1	5,860	(384)
Movement recognized in the consolidated statement of operations	4,279	6,353
Exchange differences	64	(109)
Balance at December 31	10,203	5,860

In some subsidiaries, a deferred income tax asset has been recognized to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity. For the Swedish subsidiaries, no deferred income tax asset was recognized since, according to the Group, the criteria for reporting deferred tax assets in IAS 12 were not met.

Deferred tax assets have not been recognized in respect of the following items:

	2023	2022
Property, plant and equipment(1)	31,138	—
Provisions(2)	6,152	—
Lease liabilities	11,951	2,162
Tax losses carried forward	194,417	112,970
Net interest expense carried forward	12,196	2,061
Total unrecognized deferred tax assets	255,854	117,193

(1)
Relates to impairment charges due to the decision to discontinue the construction of the new production facility in Peterborough, UK. Refer to Note 15 Property, plant and equipment for further details.
(2)
Relates to provisions due to the decision to discontinue the construction of the new production facility in Peterborough, UK. Refer to Note 26 Provisions for further details.

As of December 31, 2023, the Group’s accumulated loss carry-forwards amounted to $947.5 million (2022: $570.6 million). Tax loss carry-forwards as of December 31, 2023 were expected to expire as follows:

Expected expiry	Less than 5 years	Unlimited	Total
Tax loss carry-forwards	4,655	942,816	947,471

The Group has unrecognized tax losses that arose in Sweden of $940.1 million (2022: $548.4 million, 2021: $345.3 million) that are available indefinitely for offsetting against future taxable profits of the companies in Sweden. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in companies that have been loss-making for some time, and there is no other evidence of recoverability in the foreseeable future. If the Group were able to recognize all unrecognized deferred tax assets on tax losses in Sweden, the result would increase by $193.7, $113.0, and $71.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Furthermore, the Group has tax losses in other foreign jurisdictions amounting to $2.7 million (2022: $3.9 million, 2021: $12.4 million). A deferred tax asset has been recognized in respect of these losses as at December 31, 2023 as it is likely that these will be able to be utilized in the foreseeable future. The measurement of deferred tax assets is subject to uncertainty and the actual result may diverge from judgments due to future changes in business climate, altered tax laws etc. An assessment is made at each closing date of the likelihood that the deferred tax asset will be utilized.

As of December 31, 2023, no deferred tax liability had been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. It is not practicable to calculate the aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized.

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

13. Investments in subsidiaries

The Group had the following principal subsidiaries as at December 31, 2023:

Name	Country/place of registration and operations	Principal activities	Proportion of voting rights and shares held (directly or indirectly) (%)
Direct ownership
Cereal Base CEBA AB	Sweden	Holding	100%
Indirect ownership
Oatly AB	Sweden	Holding	100%
Oatly Sweden Operations & Supply AB	Sweden	Production	100%
Oatly UK Ltd.	United Kingdom	Selling	100%
Oatly UK Operations & Supply Ltd.	United Kingdom	Production	100%
Oatly Germany GmbH	Germany	Selling	100%
Oatly Norway AS	Norway	Selling	100%
Oy Oatly AB	Finland	Selling	100%
Oatly Netherlands BV	Netherlands	Selling	100%
Oatly Netherlands Operation & Supply BV	Netherlands	Production	100%
Oatly EMEA AB	Sweden	Selling	100%
Oatly Inc.	United States	Holding	100%
Oatly US Inc.	United States	Selling	100%
Oatly US Operations & Supply Inc.	United States	Production	100%
Havrekärnan AB	Sweden	Production	100%
Oatly Singapore Operations & Supply Pte Ltd.	Singapore	Production	100%
Oatly Hong Kong Holding Ltd.	Hong Kong, China	Selling	100%
Oatly Shanghai Co. Ltd.	China	Selling	100%
Oatly Food Co Ltd.	China	Production	100%
Oatly Thousands of Island Co Ltd.	China	Production	100%

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

14. Intangible assets

		Other Intangible assets
	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At January 1, 2022	130,364	11,167	4,520	3,075	149,126
Additions	—	1,961	1,628	800	4,389
Reclassification	—	2,223	—	(2,223)	—
Exchange differences	(17,460)	(1,530)	(653)	(438)	(20,081)
At December 31, 2022	112,904	13,821	5,495	1,214	133,434
Additions	—	252	1,800	446	2,498
Reclassification	—	555	—	(555)	—
Exchange differences	5,309	698	322	54	6,383
At December 31, 2023	118,213	15,326	7,617	1,159	142,315
Accumulated amortization
At January 1, 2022	—	(1,806)	(1,395)	—	(3,201)
Amortization charge	—	(2,101)	(976)	—	(3,077)
Exchange differences	—	315	217	—	532
At December 31, 2022	—	(3,592)	(2,154)	—	(5,746)
Amortization charge	—	(4,040)	(1,305)	—	(5,345)
Impairment	—	(336)	—	—	(336)
Exchange differences	—	(389)	(173)	—	(562)
At December 31, 2023	—	(8,357)	(3,632)	—	(11,989)
Cost, net accumulated amortization
At December 31, 2022	112,904	10,229	3,341	1,214	127,688
At December 31, 2023	118,213	6,969	3,985	1,159	130,326

Goodwill is in its entirely related to the acquisition of Cereal Base CEBA AB in 2016.

14.1. Test of goodwill impairment

The CEO assesses the operating performance based on the Group’s three operating segments: EMEA, Americas and Asia. Goodwill is monitored by the CEO at the level of the three operating segments. The goodwill existing as at December 31, 2023 and 2022 is entirely attributable to EMEA.

The Group tests whether goodwill has suffered any impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group performed its annual impairment test as of December 31, 2023 and 2022. For the 2023 and 2022 reporting period, the recoverable amount of the cash-generating unit (“CGU”) was determined based on a value in use calculation, which requires the use of assumptions. The calculations use cash flow projections based on financial budgets approved by Management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using an estimated growth rate of 2.0% (2022: 2.0%). The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates. The pre-tax discount rate used is 10.2% (2022: 10.6%).

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

The recoverable amount exceeds the carrying amount of goodwill.

As of January 1, 2024 the Company changed its operating segments. The new operating segments are Europe & International, North America and Greater China. The goodwill is entirely attributable to Europe & International. Refer to Note 35 Events after the end of the reporting period for further information on the change of operating segments. The recoverable amount exceeds the carrying amount of goodwill also after the change in operating segments.

Sensitivity analysis

The sensitivity analysis is based on the new operating segments as described above and further in Note 35 Events after the end of the reporting period. The recoverable amount would equal the carrying amount if the pre-tax discount rate increased by 2.9 percentage points or if the long-term EBITDA margin decreased by 2.6 percentage points.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

15. Property, plant and equipment

A summary of property, plant and equipment as at December 31, 2023 and December 31, 2022 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At January 1, 2022	117,423	199,005	234,385	550,813
Additions	7,719	57,446	122,931	188,096
Sold	—	(982)	(5,254)	(6,236)
Assets held for sale	(64,180)	(52,534)	(31,925)	(148,639)
Disposals	—	(45)	—	(45)
Reclassifications	21,857	50,697	(72,554)	—
Exchange differences	(5,760)	(10,188)	(21,643)	(37,591)
At December 31, 2022	77,059	243,399	225,940	546,398
Additions	5,498	15,245	21,258	42,001
Sold	(295)	—	—	(295)
Disposals	(123)	(701)	(801)	(1,625)
Reclassifications	19,938	16,550	(36,488)	—
Exchange differences	2,672	4,356	7,386	14,414
At December 31, 2023	104,749	278,849	217,295	600,893
Accumulated depreciation and impairment
At January 1, 2022	(7,890)	(29,781)	(3,494)	(41,165)
Depreciation charge	(5,854)	(26,157)	—	(32,011)
Sold	—	692	3,494	4,186
Assets held for sale	13,925	16,082	8,504	38,511
Impairment(1)	(10,413)	(7,647)	(8,504)	(26,564)
Exchange differences	863	2,734	—	3,597
At December 31, 2022	(9,369)	(44,077)	—	(53,446)
Depreciation charge	(5,636)	(27,392)	—	(33,028)
Sold	295	—	—	295
Disposals	39	668	—	707
Impairment(2)	—	(171)	(152,187)	(152,358)
Exchange differences	(397)	(1,507)	(873)	(2,777)
At December 31, 2023	(15,068)	(72,479)	(153,060)	(240,607)
Cost, net accumulated depreciation and impairment
At December 31, 2022	67,690	199,322	225,940	492,952
At December 31, 2023	89,681	206,370	64,235	360,286

(1)
Of the total $26.6 million, $26.3 million relates to an impairment charge for assets remeasured to fair value less costs of disposal as part of the YYF Transaction. Refer to Note 34 Non-current assets held for sale for details.
(2)
Of the total $152.4 million, $152.2 million relates to impairment charges due to the decision to discontinue the construction of new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas.

The additions during the year ended December 31, 2023 is mainly related to investment in existing production facilities.

Reclassifications between construction in progress and land and buildings and plant and machinery are mainly related to the Landskrona, Sweden production facility.

The depreciation expense for years ended December 31, 2023, 2022 and 2021 was $33.0 million, $32.0 million and $15.9 million, respectively.

Part of the Group’s property, plant and equipment are pledged to secure the Group’s liabilities to credit institutions. Refer to Note 3 Financial risk management for further details.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

15.1. Test of impairment

As described in Note 4 Significant accounting judgments, estimates and assessments, Management decided, for the 2023 and 2022 reporting periods, to perform impairment tests for the non-financial assets in all the three operating segments, not only for the segment containing goodwill. Refer to Note 14 Intangible assets for disclosure of impairment test for the operating segment EMEA. The Group performed the impairment tests as of December 31, 2023 and 2022.

For Americas and Asia the recoverable amount for the cash generating units were established through calculation of the value in use, which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a ten-year period.

Cash flows beyond the ten-year period are extrapolated using an estimated growth rate of 2%. The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates. The pre-tax discount rate used for Americas was 10.8% (2022:10.8%) and for Asia 9.7% (2022:10.3%).

The recoverable amount exceeds the carrying amount of non-financial assets for both Americas and Asia.

As of January 1, 2024 the Company changed its operating segments. The new operating segments are Europe & International, North America and Greater China. Refer to Note 35 Events after the end of the reporting period for further information on the change of operating segments. The recoverable amount exceeds the carrying amount of non-financial assets also after the change in operating segments.

Sensitivity analysis

The sensitivity analysis is based on the new operating segments as described above and further in Note 35 Events after the end of the reporting period. The recoverable amount of the Greater China CGU would equal the carrying amount if the pre-tax discount rate increased by 3.2 percentage points or if the long-term EBITDA margin decreased by 3.4 percentage points. The recoverable amount of the North America CGU would equal the carrying amount if the pre-tax discount rate increased by 4.0 percentage points or if the long-term EBITDA margin decreased by 3.4 percentage points.

16. Leases

This note provides information for leases where the Group is a lessee.

16.1. The Group’s leasing activities and how these are accounted for

One lease agreement related to the headquarters office in Malmö, Sweden, commenced during the twelve months ended December 31, 2023. The lease term is 5 years. The addition to the right-of-use asset amounts to $5.2 million.

One lease agreement related to research and development premises in Lund, Sweden, commenced during the twelve months ended December 31, 2023. The addition to the right-of-use asset amounts to $7.7 million for a term of 15 years.

Lease terms for production facilities are generally between 10 and 20 years, and lease terms for other properties (i.e., offices) are generally between one and 15 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

16.2. Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position discloses the following amounts relating to leases:

	2023	2022
Right-of-use assets
Land and buildings	69,434	87,015
Plant and machinery	18,959	21,583
Total	88,393	108,598
Lease liabilities
Non-current	72,570	82,285
Current	16,432	16,823
Total	89,002	99,108

	Land and buildings	Plant and machinery	Total
Cost
At January 1, 2022	138,803	39,277	178,080
Increases	12,989	7,305	20,294
Decreases	(4,594)	(2,499)	(7,093)
Assets held for sale	(38,724)	(10,675)	(49,399)
Exchange differences	(8,361)	(2,883)	(11,244)
At December 31, 2022	100,113	30,525	130,638
Increases	16,700	2,578	19,278
Decreases(1)	(27,255)	(1,775)	(29,030)
Exchange differences	3,015	454	3,469
At December 31, 2023	92,573	31,782	124,355
Accumulated depreciation and impairment
At January 1, 2022	(11,030)	(8,602)	(19,632)
Depreciation	(20,029)	(8,147)	(28,176)
Decreases	(5,094)	215	(4,879)
Impairment(2)	9,688	2,325	12,013
Assets held for sale	12,594	4,230	16,824
Exchange differences	773	1,037	1,810
At December 31, 2022	(13,098)	(8,942)	(22,040)
Depreciation	(8,921)	(5,156)	(14,077)
Decreases	4,687	1,651	6,338
Impairment(3)	(5,355)	—	(5,355)
Exchange differences	(452)	(376)	(828)
At December 31, 2023	(23,139)	(12,823)	(35,962)
Cost, net accumulated depreciation and impairment
At December 31, 2022	87,015	21,583	108,598
At December 31, 2023	69,434	18,959	88,393

(1)
Primarily related to change of lease term due to the decision to discontinue the construction of the new production facility in Peterborough, UK.
(2)
Asset impairment charge related to the YYF Transaction, amounting to $12.0 million. Refer to Note 34 Non-current assets held for sale for details on the YYF Transaction.
(3)
Includes an asset impairment charge of $3.7 million due to the decision to discontinue the construction of the new production facility in Peterborough, UK.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

16.3 Amounts recognized in the consolidated statement of operations

	2023	2022	2021
Depreciation and impairment charge of right-of-use assets
Land and buildings	(14,276)	(20,029)	(7,507)
Plant and machinery	(5,156)	(8,147)	(4,982)
Total	(19,432)	(28,176)	(12,489)
Interest expense (included in finance expenses)	(6,779)	(8,144)	(5,026)
Expense relating to short-term leases	(454)	(1,302)	(576)
Expense relating to leases of low-value assets that are not shown above as short-term leases	(723)	(310)	(1,605)

The total cash outflow for leases in 2023 was $19.4 million (2022: 20.7 million).

The Group has the following lease agreements, which had not commenced as of December 31, 2023, but the Group is committed to:

•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $3.6 million for a term of six years. The lease will commence during 2024.

17. Other non-current receivables

	2023	2022
Derivatives	1,027	—
Deposits	1,861	1,802
Promissory notes	22,093	—
Long-term prepaid expenses	15,782	3,070
Other receivables	3,615	2,976
Total	44,378	7,848

The promissory note is part of the purchase price from selling the manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, Texas (respectively, the “Ogden Facility” and the “Dallas-Fort Worth Facility,” and together, the “Facilities”), to YYF. The note has a maturity date of May 31, 2028. The nominal interest rate is 8% for the first year and then increases by 200 basis points each year. The interest is capitalized semi-annually, and the effective interest rate is 12.56%.

Long-term prepaid expenses consist primarily of a credit toward future use of shared assets at the Facilities due to the YYF Transaction. Due to the decision to discontinue the construction of the production facility in Dallas-Fort Worth, Texas, an impairment charge of $2.5 million was recorded during the year ended December 31, 2023. The impairment charge is included in Other operating income and (expenses), net in the consolidated statement of operations.

For further information on the YYF Transaction, see Note 34 Non-current assets held for sale.

18. Financial instruments per category

December 31	2023	2022	2023	2022
	Fair value through profit or loss		At amortized cost
Assets in the consolidated statement of financial position
Other non-current receivables	—	—	43,351	7,848
Derivatives (part of 'other non-current receivables')	1,027	—	—	—
Trade receivables	—	—	112,951	100,955
Other current receivables	—	—	22,764	6,063
Derivatives (part of 'current receivables')	857	—	—	—
Cash and cash equivalents	—	—	249,299	82,644
Total	1,884	—	428,365	197,510

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

December 31	2023	2022	2023	2022
	Fair value through profit or loss		At amortized cost
Liabilities in the consolidated statement of financial position
Convertible Notes	323,528	—	—	—
Liabilities to credit institutions	—	—	120,305	52,590
Trade payables	—	—	64,368	82,516
Derivatives (part of 'Other current liabilities')	—	316	—	—
Accrued expenses	—	—	90,692	90,869
Total	323,528	316	275,365	225,975

The change in fair value recorded in the profit and loss for 2023 was a gain of $97.1 million (2022: loss of $1.8 million, 2021: loss of $0.2 million.), consisting primarily of fair value changes on Convertible Notes. The fair value changes are included in Finance income and (expenses), net in the consolidated statement of operations.

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

Specific valuation techniques used in Level 2 to value financial instruments include:

•
for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date
•
for interest rate caps – option pricing models (e.g. Black-Scholes model)

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. This is the case for unlisted equity securities.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Recurring fair value measurements at December 31, 2023	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of other non-current receivables)	—	1,027	—
Derivatives (part of other current receivables)	—	857	—
Total financial assets	—	1,884	—
Financial liabilities
Convertible Notes	—	—	323,528
Total financial liabilities	—	—	323,528

Recurring fair value measurements at December 31, 2022	Level 1	Level 2	Level 3
Financial liabilities
Derivatives (part of other current liabilities)	—	316	—
Total financial liabilities	—	316	—

There were no transfers between the levels during 2023 and 2022.

The carrying amount of the promissory note, is a reasonable approximation of fair value since the transaction was closed on March 1, 2023, and there have been no significant changes to credit risk or market rates during the period March 1 until December 31, 2023. See Note 17 Other non-current receivables.

The carrying amount of non-current liabilities to credit institutions in the Group is a reasonable approximation of fair value since the interest rate is variable and there have been no significant changes to credit risk since issued on April 18, 2023. See Note 25 Liabilities to credit institutions.

The carrying amount of current liabilities to credit institutions and other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Convertible Notes

Convertible Notes
At January 1, 2023	—
Issue of Convertible Notes	324,950
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	(74,078)
Change in fair value recognized in consolidated statement of other comprehensive loss	72,656
At December 31, 2023	323,528

December 31, 2023
Carrying amount	323,528
Includes: Cumulative fair value changes on Convertible Notes attributable to changes in credit risk, recognized in the fair value reserve	72,656
Amount the Company is contractually obligated to pay to holders of the Convertible Notes at maturity	546,842
Difference between carrying amount and the amount the Company is contractually obligated to pay to holders of Convertible Notes at maturity	(223,314)

The Group determines the amount of fair value changes which are attributable to credit risk by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the Convertible Notes. Market conditions which give rise to market risk include changes in the benchmark interest rate. Fair value movements on the conversion option embedded derivative are included in the assessment of market risk fair value changes.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The fair value of the instrument in its entirety has been determined by using a combination of a Monte Carlo simulation and a discounted cash flow analysis.

The following table lists the key inputs and assumptions used in the valuation model as of December 31, 2023:

December 31, 2023
Conversion price ($)(1)	1.36-2.52
Share price at valuation date ($)	1.18
Expected price volatility of the Company share (%)	65.00
Risk-free interest rate (%)	3.90
Market interest rate (%)	21.50

(1) The Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41-2.52 per ordinary share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 23, 2025. For further details on the Convertible Notes and the conversion price reset mechanism, see Note 27 Convertible Notes.

The market interest rate has been assessed based on the observed range of yields on corporate bonds with comparable terms and comparable credit ratings to that of the Group.

The following table shows the impact of the key inputs and assumptions on the fair value of the Convertible Notes:

December 31, 2023
Share price decrease 30%	284,266
Share price increase 30%	357,969
Volatility decrease 10%	313,437
Volatility increase 10%	333,614
Risk-free interest rate decrease 1%	321,889
Risk-free interest rate increase 1%	325,089
Market interest rate decrease 1%	332,199
Market interest rate increase 1%	315,256

19. Inventories

	2023	2022
Raw materials and consumables	16,500	20,638
Finished goods	51,382	93,837
Total	67,882	114,475

Inventories recognized as an expense during the year ended December 31, 2023 amounted to $599.0 million (2022: $608.8 million, 2021: $459.7 million) and were included in cost of goods sold in the consolidated statement of operations.

Write-downs of inventories to net realizable value during the year ended December 31, 2023 amounted to $17.0 million (2022: $28.8 million, 2021: $5.1 million). The write-downs were recognized as an expense during the years ended December 31, 2023, 2022 and 2021 and included in cost of goods sold in the consolidated statement of operations.

20. Trade receivables

	2023	2022
Trade receivables	114,171	104,685
Less: allowance for expected credit losses	(1,220)	(3,730)
Trade receivables—net	112,951	100,955

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	2023	2022
EUR	31,523	26,692
USD	27,828	23,192
GBP	20,909	22,004
CNY	19,445	17,372
SEK	5,939	3,377
SGD	1,934	1,525
HKD	1,074	3,667
Other	4,299	3,126
Total	112,951	100,955

For more information on aging schedule and the allowance for expected credit losses, please see Note 3.1.2 Credit risk.

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

21. Other current receivables

	2023	2022
Value added tax	8,954	11,109
Advance payments to vendors	1,788	3,078
Short-term derivatives	857	—
Other	22,221	3,631
Total	33,820	17,818

Other includes a receivable of $12.2 million relating to production equipment returned to a supplier due to the decision to discontinue the construction of the new production facility in Peterborough, UK.

During the twelve months ending December 31, 2023, a credit toward future capital expenditures related to the YYF Transaction for the completion of oat base capacity at the Dallas-Fort Worth Facility was recorded. The receivable was subsequently impaired during the year due to the decision to discontinue the construction of the new production facility in Dallas-Fort Worth, Texas. The impairment amounted to $13.9 million and is included in Other operating income and (expenses), net in the consolidated statement of operations.

For further information on the YYF Transaction, see Note 34 Non-current assets held for sale.

22. Prepaid expenses

	2023	2022
Prepaid production and warehouse expenses	102	407
Prepaid selling and marketing expenses	1,587	229
Prepaid insurance expenses	620	9,090
Prepaid financing expenses	4,006	3,399
Other	10,613	10,288
Total	16,928	23,413

23. Cash and cash equivalents

The consolidated statement of financial position and the consolidated statement of cash flows include the following items in “cash and cash equivalents”:

	2023	2022
Short-term deposits	170,000	13,894
Cash at bank and on hand	79,299	68,750
Total	249,299	82,644

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Short-term deposits are time deposits and structured deposits, with maturities of 1 to 3 months. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

24. Equity

Share capital and Treasury shares

In May 2021, the shareholders resolved to issue 69,497 thousand warrants to secure the future delivery of shares under the 2021 Plan. During May 2022, the Company exercised 650 thousand warrants, and during May 2023, the Company exercised 2,882 thousand warrants. As of December 31, 2023 and 2022, there were 65,965 thousand and 68,847 thousand warrants outstanding, respectively.

Upon exercise of the warrants in May 2023, 2,882 thousand ordinary shares were allotted and issued, and 1,935 thousand ordinary shares were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the May 2021 and May 2022 grants. In November 2023, an additional 805 thousand were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the November 2021, November 2022 and May 2023 grants. The remaining balance is held as treasury shares to enable the Company's timely delivery of shares upon the exercise of outstanding share options and to meet future vesting of the RSUs.

As of December 31, 2023 and 2022, 595,060 thousand and 592,320 thousand ordinary shares were outstanding, respectively, and the par value per share was $0.00018 (SEK 0.0015). The Company had 249 thousand treasury shares as of December 31, 2023 and 107 thousand treasury shares as of December 31, 2022.

Other contributed capital

As of December 31, 2023 and 2022 other contributed capital of $1,628.0 million consists of share premium, shareholders contribution and proceeds from warrant issues.

Other reserves

As of December 31, 2023, foreign currency translation reserves of $(233.2) million consists of fair value reserve of $(72.7) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(160.5) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

As of December 31, 2022 other reserves of $(171.5) million consisted of foreign currency translation reserve primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

Accumulated deficit

As of December 31, 2023 and 2022 accumulated deficit of $(1,061.0) million and $(665.5) million, respectively, consists of accumulated losses and share-based payments.

Non-controlling interest

On July 27, 2023, one of the Group’s subsidiaries in China carried out a share issue. Prior to the share issue the Group owned 100 percent of the share capital in the subsidiary. Xiangpiaopiao Food Co., Ltd. subscribed for a part of the new issued shares and owns 40 percent of the share capital after the transaction, whereas the Group recognized a non-controlling interest. As of December 31, 2023, non-controlling interests amounted to $1.8 million.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

25. Liabilities to credit institutions

	2023	2022
Non-current liabilities to credit institutions	114,249	2,668
Current liabilities to credit institutions	6,056	49,922
Total	120,305	52,590

As of December 31, 2023 the Liabilities to credit institutions balance amounts to $120.3 million and is related to outstanding amounts under the TLB Credit Agreement (as defined below), the EIF Facility (as defined below). As of December 31, 2022, the Liabilities to credit institutions balance amounted to $52.6 million, and were related to outstanding amounts under the SRCF Agreement and the EIF Facility.

The European Investment Fund guaranteed three-year term loan facility with Svensk Exportkredit (the “EIF Facility”) was entered into in October 2019. In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remain unchanged. As of December 31, 2023 and December 31, 2022, the Group had €2.5 million (equivalent of $2.8 million) and €3.8 million (equivalent of $4.0 million), respectively, outstanding on the EIF Facility, including accrued interest.

In April 2023, the Company entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million borrowed by Oatly AB. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly instalments. Borrowings carry an interest rate of Term SOFR (with floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement, contains maintenance financial covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement. As of December 31, 2023 the Group had $117.5 million outstanding on the TLB Credit Agreement, including accrued interest and net after original issue discount and transaction costs.

In April 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement, including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the TLB Credit Agreement by way of the Intercreditor Agreement. As of December 31, 2023, the Group had no utilized loan amounts under the amended SRCF Agreement. As of December 31, 2022, the Group had utilized loan amounts under the previous SRCF agreement of SEK 507 million (equivalent of $48.6 million), including accrued interest.

In May 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the HH Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the HH Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement. See Note 27 Convertible Notes for more information on the Company’s Convertible Notes.

The EIF Facility, TLB Credit Agreement and the SRCF Agreement benefit from the same guarantees. Refer to Note 3 Financial risk management for further details.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

In November 2022, the Group's indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $20.7 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). As of December 31, 2022, there were no outstanding borrowings under the CMB Credit Facility. In November 2023, the CMB Credit Facility was terminated.

For changes in facilities and borrowings after the reporting period, see Note 35 Events after the end of the reporting period.

26. Provisions

	Restructuring	Decommissioning	Legal settlement
At December 31, 2022	3,800	7,194	—
Decreases: Included in the acquisition value of right-of-use assets		(2,133)	—
Charged to the consolidated statement of operations:
- Additional provisions recognized	41,269	—	9,250
- Unwinding of discount effect	116	52	—
- Reversal of non-utilized amounts	(396)	—	—
Amounts used during the year	(13,781)	—	—
Reclassifications	3,608	(3,608)	—
Charged to other comprehensive loss:
- Exchange differences	647	26	—
At December 31, 2023	35,263	1,531	9,250
Non-current	9,185	1,531	—
Current	26,078	—	9,250

Restructuring

The restructuring provisions recorded in 2023 relate principally to decommissioning and other exit costs for the discontinued construction of the new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Group has also recorded provisions related to organizational restructuring. The organizational restructuring plan was drawn up and announced to the employees during 2023.

The restructuring provision recorded in 2022 related principally to organizational restructuring. The restructuring plan was drawn up and announced to the employees of the Group in the fourth quarter of 2022. The restructuring was completed in 2023.

Decommissioning

A provision has been recognized for decommissioning costs which relates to restoration costs for leased production facilities. The decommissioning is expected to be settled at the end of the respective lease term.

Legal settlement

For information regarding the legal settlement, see Note 33 Commitments and contingencies.

Note 27. Convertible Notes

On March 23, 2023 and April 18, 2023, the Company issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes,” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Original Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 23, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2024 and March 23, 2025, respectively, is below a specified price. The conversion price of the Original Convertible Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.81 on March 23, 2024 and $1.36 on March 23, 2025. The Company may require conversion of the Convertible Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of the applicable conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into the Intercreditor Agreement which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affect e.g. the Convertible Notes.

On May 9, 2023 the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Notes (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes except (i) that the HH Notes are convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of the Company’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. The conversion price of the HH Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.89 on March 23, 2024 and $1.41 on March 23, 2025. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company’s shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the Intercreditor Agreement.

The terms of the Convertible Notes contain covenants limiting the Company’s ability to incur additional debt other than certain debt permitted under the TLB Credit Agreement, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the terms of the applicable Convertible Notes).

For details on the fair value on Convertible Notes, see Note 18 Financial instruments per category.

28. Other current liabilities

	2023	2022
Derivatives	—	316
Employee withholding taxes	2,224	1,830
Value added tax	10,203	7,617
Other	1,446	2,060
Total	13,873	11,823

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

29. Accrued expenses

	2023	2022
Accrued personnel expenses	30,646	32,169
Accrued production expenses	26,140	28,286
Accrued variable consideration	19,649	15,575
Accrued marketing and sales expenses	10,050	6,279
Accrued logistic expenses	9,318	19,699
Other accrued expenses	25,535	21,029
Total	121,338	123,037

30. Related party disclosures

Entity with significant influence over the Group

CR Verlinvest Health Investment Limited (Org No 2380741), headquartered in Hong Kong, the People’s Republic of China, owns 45.7% of the ordinary shares in the Group (2022: 45.9%). Related parties are CR Verlinvest Health Investment Limited and its subsidiaries, as well as the Board of Directors and key management (senior executives and their associates) in the Group. Information about key management compensation is found in Note 7 Employee and personnel costs.

Subsidiaries

Interests in subsidiaries are set out in Note 13 Investments in subsidiaries.

Transactions with related parties

For 2023, $1.0 million (2022: $1.0 million, 2021: $0.9 million) has been recognized in the consolidated statement of operations for compensation to the Board of Directors.

For the year ended December 31, 2023, Oatly expensed $1.1 million (2022: $0.9 million, 2021: $0.3 million) pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of the Board of Directors, is a 33% owner.

On April 18, 2023 the Company issued Convertible Notes to related parties, Nativus Company Limited and Verlinvest S.A, with a fair value of $174.0 million. As of December 31, 2023, the fair value of the outstanding Convertible Notes to related parties amounted to $158.4 million. The Convertible Notes were issued with the terms and conditions described in Note 27 Convertible Notes.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

31. Changes in liabilities attributable to financing activities

	Liabilities to credit institutions	Shareholder loans	Leases	Convertible Notes	Total
Balance at January 1, 2021	97,187	106,118	30,144	—	233,449
Cash flows	(94,908)	(10,941)	(9,282)	—	(115,131)
Non-cash flows:
Addition – leases	—	—	117,793	—	117,793
Foreign exchange adjustments	773	3,675	(2,413)	—	2,035
Converted to shares	—	(104,108)	—	—	(104,108)
Other changes	2,935	5,256	6,977	—	15,168
Balance at December 31, 2021	5,987	—	143,219	—	149,206
Cash flows	46,818	—	(10,899)	—	35,919
Non-cash flows:
Addition – leases	—	—	20,111	—	20,111
Foreign exchange adjustments	(292)	—	(8,529)	—	(8,821)
Assets held for sale (Note 34)	—	—	(44,794)	—	(44,794)
Other changes	77	—	—	—	77
Balance at December 31, 2022	52,590	—	99,108	—	151,698
Cash flows	61,985	—	(11,411)	324,950	375,524
Non-cash flows:
Addition – leases	—	—	21,341	—	21,341
Foreign exchange adjustments	407	—	2,844	—	3,251
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	—	—	—	(74,078)	(74,078)
Change in fair value recognized in consolidated statement of other comprehensive loss	—	—	—	72,656	72,656
Remeasurement - leases(1)	—	—	(17,886)	—	(17,886)
Other changes	5,323	—	(4,994)	—	329
Balance at December 31, 2023	120,305	—	89,002	323,528	532,835

(1) Remeasurement related to change of lease term due to the decision to discontinue the construction of the new production facility in Peterborough, UK.

The Group classifies interest paid as cash flows from operating activities.

32. Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period (net of treasury shares).

	2023	2022	2021
Loss for the year, attributable to the shareholders of the parent	(416,874)	(392,567)	(212,393)
Weighted average number of shares (thousands)	593,601	592,032	549,080
Basic and diluted loss per share, U.S. $	(0.70)	(0.66)	(0.39)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	2023	2022	2021
Restricted stock units	8,415,816	8,147,594	1,701,007
Stock options	21,289,191	14,339,052	6,958,312
Convertible Notes(1)	400,616,344	—	—

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

(1) The number of potential dilutive shares or ADSs from the Convertible Notes are calculated assuming the most advantageous conversion price from the standpoint of the holder and assuming all capitalized interest at maturity will be settled with shares or ADSs. For further details on the Convertible Notes and the conversion price reset mechanism, see Note 27 Convertible Notes.

Refer to Note 8 Share-based compensation for a description of RSUs and stock options.

33. Commitments and contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used and fixed, minimum or variable price provisions. For the twelve months ended December 31, 2023, the Group continued to consolidate the use of co-packers and increase the utilization of expanded in-house manufacturing facilities. The lower allocation of volumes to co-packers in EMEA and Americas, and a volume adjustment related to a co-packer arrangement in Asia, resulted in volume shortfall expenses of $13.4 million. In 2022, the consolidated use of co-packers in EMEA, and a volume adjustment related to a co-packer arrangements in Asia, resulted in total shortfall expenses of $8.7 million for the twelve months ended December 31, 2022. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Leases

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 16 Leases.

Legal contingencies

From time to time, the Company may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB et al., Case No. 1:21-cv-06360-AKH, Bentley v. Oatly Group AB et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, alleging violations of the Securities Exchange Act of 1934 and SEC Rule 10b-5. These actions have been consolidated under the caption In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. The operative consolidated complaint alleges violations of the Securities Exchange Act of 1934, SEC Rule 10b-5, and the Securities Act of 1933. In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022 in the New York County Supreme Court against the Company and certain of its officers and directors, alleging violations of the Securities Act of 1933. In May 2022, the New York County Supreme Court granted a stay of Hipple v. Oatly Group AB et al. pending final adjudication of In re Oatly Group AB Securities Litigation in the United States District Court for the Southern District of New York. In December 2022, the parties in In re Oatly Group AB Securities Litigation completed briefing of the defendants’ motion to dismiss the operative consolidated complaint; there was oral argument on the motion on May 31, 2023, and the Court granted the motion without prejudice, except for the claim brought under Section 12 of the Securities Act of 1933, which the Court dismissed with prejudice. Plaintiffs filed their amended complaint on August 11, 2023. In October 2023, the parties reached a settlement in principle of both matters that would require the Company to pay $9.25 million, which is contingent upon court approval, among other things. The parties filed a motion seeking preliminary approval of the settlement on February 16, 2024. If the settlement does not become effective, the cases will be returned to litigation.

34. Non-current assets held for sale

On December 30, 2022, Oatly, Inc., and its wholly owned subsidiary, Oatly US Operations & Supply Inc., entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Ya YA Foods USA LLC (“YYF”), and parent Aseptic Beverage Holdings LP, a Delaware limited partnership (“Buyer Parent”), to establish a strategic partnership pursuant to which

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Oatly, Inc. would sell the Facilities to YYF. Subject to the terms and conditions of the Asset Purchase Agreement, YYF would acquire a majority of the assets that were used in the operation of the Facilities and assume the obligations arising under the real property leases and certain contracts for and related to the Facilities. The assets subject to the Asset Purchase Agreement were included in the Americas reportable segment. As of December 31, 2022, these assets met the criteria for classification as held for sale. As part of the transaction and reclassification to held for sale, an impairment of $38.3 million was recognized to reduce the carrying amount of the assets to their fair value less costs of disposal. The impairment was recognized as other operating expenses in the consolidated statement of operations as of December 31, 2022.

The major classes of assets and liabilities of the Group classified as held for sale as at 31 December were as follows:

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

On March 1, 2023, the YYF Transaction closed, and the Company and its wholly owned subsidiary, Oatly US Operations & Supply Inc. sold the Facilities to YYF in connection with the establishment of a strategic manufacturing alliance with YYF, pursuant to the terms of that certain asset purchase agreement with YYF and Buyer Parent, dated December 30, 2022 (collectively, the “YYF Transaction”). Pursuant to the terms and conditions of the Asset Purchase Agreement, YYF acquired a majority of the assets that are used in the operation of the Facilities and assumed the Company’s obligations arising under the real property leases and certain contracts for and related to the Facilities. The Company continues to own all intellectual property related to production of oat base, the Company’s principal, proprietary ingredient for all Oatly products, and the Company continues to own and operate its own equipment, fixtures and supplies associated with its production of oat base at the Facilities. In connection with the YYF Transaction, YYF and the Company also have entered into a contract manufacturing agreement pursuant to which YYF will manufacture certain finished products for the Company, using oat base supplied by Oatly (the “Co-Pack Agreement”).

As consideration for the YYF Transaction, the Company received an aggregate purchase price of approximately $102.6 million. Of this aggregate purchase price, $86.5 million is attributable to the Ogden Facility, of which (a) $72.0 million was paid to the Company through a combination of $52.0 million cash and $20.0 million in the form of a promissory note from the Buyer Parent to the Company, and (b) $14.5 million is in the form of a credit toward future use of shared assets at the Ogden Facility. The remaining $16.1 million of the aggregate purchase price is attributable to the Dallas-Fort Worth Facility, of which (a) $13.6 million is a credit toward future capital expenditures associated with completion of oat base capacity at the Dallas-Fort Worth Facility, and (b) $2.5 million is in the form of a credit toward future use of shared assets at the Dallas-Fort Worth Facility. As part of the consideration for the Transaction, the Buyer Parent issued a promissory note for $20 million to the Company due May 31, 2028 (the “Note”). The interest rate of the Note begins at 8% and escalates an additional 2% each year. The Note is guaranteed by the founder and chief executive officer of the Buyer Parent. The Buyer Parent’s obligation under the Note may be offset by amounts owed to YYF under the Co-Pack Agreement only if such amounts are not paid in accordance with the Co-Pack Agreement. The Note also contains other customary terms and conditions.

Following certain events during the fourth quarter of 2023, the Company decided to discontinue the construction of the production facility in Dallas-Fort Worth, Texas. For the twelve months ended December 31, 2023, the Company recorded an impairment charge of $13.9 million related to the credit toward future capital expenditures, and an impairment charge of $2.5 million related to the credit toward future use of shared assets at the Dallas-Fort Worth Facility. The impairment charges are

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

included in Other operating income and (expenses), net in the consolidated statement of operations. See Note 17 Other non-current receivables and Note 21 Other current receivables for further information.

35. Events after the end of the reporting period

Effective as of January 1, 2024 the Company has made changes to how it makes strategic decisions and allocates resources among its operating segments. As part of this change the Greater China business will be managed separately from the rest of the Asia business, forming its own operating segment. The rest of the Asia business, including the Singapore manufacturing facility, will be managed together with the current EMEA business, which is now identified as Europe & International. Following these changes the new operating segments are (i) Europe & International, (ii) North America and (iii) Greater China. In addition to the above-described changes, a majority of the research and development expenses, currently part of corporate overhead, will be allocated to the operating segments to align with how resources are being allocated and monitored as of January 1, 2024.

On February 14, 2024, the Sustainable Revolving Credit Facility Agreement and the Term Loan B Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA, the definition of which has subsequently been corrected by way of subsequent amendment), minimum liquidity and total net leverage ratio financial covenants and, in relation to the Sustainable Revolving Credit Facility Agreement, the tangible solvency ratio financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants and (iii) provide certain flexibility for disposals of assets relating to the Group’s production facilities in Dallas Fort Worth, Texas, United States of America and Peterborough, United Kingdom. In addition, the existing draw-stop level for the Sustainable Revolving Credit Facility Agreement, which requires that a certain amount of such facility remains undrawn for as long as the last twelve months’ (“LTM”) consolidated EBITDA of the Group is negative, has been increased from $50 million to $100 million, and the original 24 months’ non-call/make-whole period applying under the Term Loan B Credit Agreement has been reset to apply for the 18 months following the amendment effective date (for the avoidance of doubt, the subsequent 12 months’ prepayment fee period still applies after the end of such 18-month period).

Under the amended Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement, the total net leverage ratio financial covenant, tested in respect of the LTM period ending on each quarter date, will start to apply in respect of the LTM period ending on 31 December 2026 and the applicable financial covenant level will be 4.50:1, stepping down to 3.50:1 for each LTM period ending in 2027 and to 3.00:1 for each LTM period in 2028. The reset quarterly tangible solvency ratio financial covenant level applying under the amended Sustainable Revolving Credit Facility Agreement is 30%.

On February 14, 2024, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the Sustainable Revolving Credit Facility Agreement on February 14, 2024.