Form 20-F
period 2024-12-31
Oatly Group AB
filed 2025-03-13
CIK 1843586

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Marie-José David
Chief Financial Officer
Telephone: +46 418 47 55 00

investors@oatly.com
Oatly Group AB
Ångfärjekajen 8

211 19 Malmö

Sweden

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing twenty ordinary shares	OTLY	The Nasdaq Global Select Market
Ordinary shares, par value $0.00018 per share*	N/A

*Not for trading, but only in connection with the registration of American Depositary Shares on the Nasdaq Global Select Market representing such Ordinary shares pursuant to requirements of the U.S. Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.598,559,840 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

i

ii

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this Annual Report, on Form 20-F (this “Annual Report”), the terms “Oatly,” the “Company,” the “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Oatly Group AB, together with its consolidated subsidiaries as a consolidated entity. When we refer to “plant-based dairy” throughout this Annual Report, we are referring to “plant-based dairy alternatives.”

All numbers in this Annual Report, including references to price per American Depositary Share (“ADS”) and a specific number of ADSs, restricted stock units (“RSUs”) or stock options, for the fiscal years 2021, 2022, 2023 and 2024 reflect an ADS to ordinary share ratio of 1:1. On February 18, 2025, we completed a ratio change whereby the ratio of our ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). All metrics that are presented as of a date in 2025, including references to price per ADS and a specific number of ADSs, RSUs or stock options, reflect the new ADS to ordinary share ratio of one ADS representing twenty ordinary shares (1:20).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future operating results and financial position, our business strategy and plans, market growth opportunities and trends in the markets in which we operate, our geographic footprint, our sustainability goals and ambitions, expectations regarding demand and acceptance for our products and competition, expectations regarding the impact of macroeconomic effects, imposition of tariffs or other trade sanctions, supply chain constraints, and inflation, our objectives for future operations and our business, expectations regarding cost reductions, and our ability to raise additional capital to fund our operations, the sufficiency of our cash and cash equivalents, are forward-looking statements. Words or phrases such as “forecast”, “project”, “should”, “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

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

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. You should not put undue reliance on any forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors described in this Annual Report, including factors beyond our ability to control or predict. Although we believe that the expectations reflected in the forward-looking statements are reasonable and made in good faith, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to this Annual Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting standards”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

In this Annual Report, we present certain financial measures that are not recognized by IFRS Accounting standards and that may not be permitted to appear on the face of IFRS-compliant financial statements or notes thereto. The non-IFRS financial measures used in this Annual Report and in our financial communications are EBITDA, adjusted EBITDA, Constant Currency Revenue and Free Cash Flow. We use EBITDA, adjusted EBITDA and Constant Currency Revenue to assess our operating performance and we use Free Cash Flow as a liquidity measure. Management believes these non-IFRS financial measures provide useful additional information to investors about current trends in our operations and are useful for period-over-period comparisons of operations.

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

RISK FACTOR SUMMARY

The following is a summary of the principal risks that could significantly and negatively affect our business, prospects, financial conditions, or results of operations. For a more complete discussion of the material risks facing our business, see Item 3.D. “Key Information—Risk Factors”:

Risks Related to Our Business and Industry, such as, our history of losses, and how we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy, and materials; how our future business, financial condition and results of operations may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients, which meet our quality standards, that our limited number of suppliers are able to sell to us; how a failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations; those concerning our cash and cash equivalents maintained at financial institutions, often in balances that exceed federally insured limits; any damage or disruption at our production facilities, which manufacture the primary components of all our products; harm to our brand or reputation due to real or perceived quality, food safety, nutrition or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations; food safety and food-borne illness incidents or other safety concerns that have led to product recalls and how such events may in the future materially adversely affect our business, financial condition and results of operations by exposing us to lawsuits or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings; how a failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business; we may not be able to compete successfully in our highly competitive markets; risks from consolidation of customers or the loss of a significant customer; a reduction in sales of our oatmilk varieties, which contribute a significant portion of our revenue, would have an adverse effect on our business, financial condition and results of operations; relying heavily on our co-manufacturing partners; our strategic partnerships with co-manufacturers may not be successful, which could adversely affect our operations and manufacturing strategy; failure by our logistics providers to deliver our products on time, or at all, could result in lost sales; that we may not successfully ramp up operations at any of our facilities, or these facilities may not operate in accordance with our expectations; a failure to effectively expand our processing, manufacturing and production capacity through existing facilities, or a failure to find acceptable co-manufacturing or co-manufacturing partners to help us expand, as we continue to grow and scale our business to a steady operating level; failure to develop and maintain our brand; failure to develop or introduce new products or successfully improve existing products may adversely affect our ability to continue to grow; a failure to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or a failure to derive revenue from our existing customers consistent with our historical performance; consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected; a failure to manage our future growth effectively; impairment charges for long-lived assets and other exit costs in connection with our production facilities, and how we may need to recognize further costs in the future; sustainability risks (including environmental, climate change, uncertainty about future related mandatory disclosure requirements, and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation; reliance on information technology systems and how any inadequacy, failure or interruption of, or cybersecurity incidents affecting, those systems may harm our reputation and ability to effectively operate our business; how cybersecurity incidents or other technology disruptions could negatively impact our business and our relationships with customers; risks associated with how our customers generally are not obligated to continue purchasing products from us; difficulties as we expand our operations into countries in which we have no prior operating experience; risks associated with the international nature of our business; how our operations in the People’s Republic of China (“China”) could expose us to substantial business, regulatory, political, financial and economic risks; our strategic reset in Asia may not be successful; if we fail to comply with trade compliance and economic sanctions laws and regulations of the United States, the European Union (“EU”) and other applicable international jurisdictions, it could materially adversely affect our reputation and results of operations; packaging costs are volatile and may rise significantly; how fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations; how litigation or legal proceedings could expose us to significant liabilities or costs and have a negative impact on our reputation or business; our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all; failure to retain our senior management or to attract, train and retain qualified employees; if we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed; our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost; disruptions in the worldwide economy; macroeconomic conditions, including rising inflation, interest rates and supply chain constraints; global conflicts, other effects of ongoing wars and conflicts, and increasing geopolitical tensions and changes to international trade policies, treaties and tariffs, including as a result of the emergence of a trade war;

Risks Related to Regulation, such as, the risk that legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties; how our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all regulations; changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, financial condition and results of operations; how we are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations;

Risks Related to Our Intellectual Property, such as, we may not be able to protect, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success;

Risks Related to the Ownership of Our ADSs, such as, if we are unable to remediate material weaknesses, or if other material weaknesses are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner; how our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders; how our results of operations and the market price of our ADSs have been, and may be, volatile, and you may lose all or part of your investment; although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the continued listing requirements of Nasdaq it could result in a delisting of our securities; how we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; that we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses; as we are a foreign private issuer and follow home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements; you may not be able to exercise your right to vote the ordinary shares underlying your ADSs; purchasers of ADSs may be subject to limitations on transfer of their ADSs; ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action; how holders of our ADSs or ordinary shares have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees; how the Company may be subject to securities litigation, which is expensive and could divert management attention; a significant portion of our total issued and outstanding ADSs are eligible to be sold into the market, which could cause the market price of our ADSs to drop significantly, even if our business is doing well; that we may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ADSs; our shareholders may face difficulties in protecting their interests because we are a Swedish company; there may be difficulties in enforcing foreign judgments against us, and our directors or our management; Oatly Group AB is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any; if we are treated as a passive foreign investment company, U.S. holders of our ordinary shares or ADSs subject to U.S. federal income tax may suffer material adverse tax consequences; if a United

States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences; changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments;

Risks Related to Our Indebtedness and Outstanding Convertible Notes, such as, how we have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs; we may not be able to generate sufficient cash flows to service our outstanding debt and fund operations and may be forced to take other actions to satisfy our obligations under such debt; the fundamental change provisions of the Convertible Notes (as defined elsewhere in this Item 3.D) may delay or prevent an otherwise beneficial asset disposition or takeover attempt of us; transactions relating to the Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities; potential arbitrage or hedging strategies by purchasers of the Convertible Notes may affect the value of our ordinary shares and the conversion price for the Convertible Notes may negatively impact the value of our ADSs; covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition;

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business involves significant risks and uncertainties, which are described below. You should carefully consider the risks described below and other information described elsewhere in this Annual Report before making an investment decision. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risks Related to Our Business and Industry

We have a history of losses, and we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy, and materials.

We have experienced net losses over the last several years. In the years ended December 31, 2024 and 2023, we incurred net losses of $202.3 million and $417.1 million, respectively. Although we have reduced our net losses in recent years, we may not achieve or sustain profitability in the future. The current macro-economic environment has caused elevated inflationary pressure across the broader economy, driving further increases to, among other things, interest rates, transportation, energy, and materials. For example, we have experienced, and may continue to experience, higher commodity and supply chain costs, including transportation, packaging, manufacturing and ingredient costs, as well as higher electricity costs in Europe due to the disruption of European energy markets. Moreover, the current macroeconomic environment has, and may continue to, negatively impact our supply chain and business operations, including our capacity expansion projects as a result of distribution and other logistical issues; longer lead times for equipment; continued supply chain disruptions, including with respect to raw materials, resulting in higher inflationary pressure; and impact to our facility operations or those of our suppliers or co-manufacturers.

Further, changes in the macroeconomic landscape have affected customer spending habits, increasing demand for cheaper products and labels. Many of our expenses, including the costs associated with operating our existing production and manufacturing facilities, are fixed. We also have costs related to increasing our customer base, expanding our marketing channels and end markets, investing in our distribution and co-manufacturing partnerships, continuing our research and development activities, launching additional products, obtaining and storing ingredients and other products and enhancing our technology and production capabilities. Accordingly, we may not succeed in increasing our revenue and margins sufficiently to offset any potential increased expenses and costs of goods sold, and we may not be able to adjust or reduce our operating expenses quickly enough, and thus may not be able to achieve or sustain profitability, and we may incur significant losses in the future.

Our future business, financial condition and results of operations may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients, which meet our quality standards, that our limited number of suppliers are able to sell to us.

Our ability to ensure a continuing supply of high-quality conventional as well as gluten-free oats and other raw materials and ingredients for our products at competitive prices depends on many factors beyond our control. In particular, we rely on a limited number of regional suppliers to supply us with high-quality oats and maintain controls and procedures in order to meet our standards for quality and sustainability. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices, and transport several of those raw materials from other countries. We are not assured of continued supply or adequate pricing of raw materials, although we do have contracts with certain legal and financial protections. Any of our suppliers could discontinue or seek to alter their relationship with us, thereby creating interruptions in supply of raw materials.

We currently work closely with several suppliers for the oats used in our products. We purchase our oats from farmers in Sweden, Canada, the United Kingdom, the Baltic states, Australia and Finland through millers in Sweden, Finland, China, Canada, the United States and Belgium, so our supply may be particularly affected by any adverse events in these countries or any delays in transport between countries or regions. We have in the past experienced interruptions in the supply of oats from one supplier that resulted in delays in delivery to us. We could experience similar delays in the future from any of these suppliers. For example, there is uncertainty about the imposition of tariffs in the United States (including retaliatory tariffs) that could increase the prices we pay for oats, increase the prices paid by our consumers for our products, reduce our profit margins and increase the difficulty of commercial negotiations with our customers and suppliers. Any disruption in the supply of oats from these suppliers would have a material adverse effect on our business if we cannot replace these suppliers in a timely manner, or at all.

We use a variety of enzymes throughout our production process, which we source from a few suppliers. We also rely on one supplier to produce an enzyme that we use to provide certain characteristics to some of our products, including our Barista Edition oatmilk. Any disruptions in this supplier’s production facilities or processes could have a material adverse effect on our ability to consistently produce certain products in a timely manner, which could harm our reputation and relationship with our customers, as well as materially adversely affect our business, financial condition and results of operations. While we believe we maintain a good relationship with this supplier, there can be no assurance that we will be able to continue purchasing the necessary enzyme from this supplier on favorable terms, or at all, in the future. We are exploring alternative methods of achieving these product characteristics that may require us to expend a significant amount of time and effort to find alternative suppliers and/or develop new technology that meet our standards for quality, which could disrupt our operations and adversely affect our business.

In general, if we need to replace an existing supplier due to lack of adequate supply, disagreements, bankruptcy or insolvency, the supplier’s inability to adhere to our supplier standards, or any other reason, there can be no assurance that supplies of raw materials will be available when required on acceptable terms or prices, or at all, or that a new supplier would allocate sufficient capacity to us in order to meet our requirements or fill our orders in a timely manner. Finding a new supplier may take a significant amount of time and resources, and once we have identified such new supplier, we would have to ensure that they meet our standards for quality and have the necessary technical capabilities, responsiveness, high-quality service and financial stability, among other things, as well as adhere to our standards (such as having satisfactory labor, sustainability and ethical practices that align with our values and mission). Prices of raw materials are also volatile and adding a new supplier may lead to greater sourcing costs which could in turn increase our cost of sales and reduce our potential profitability.

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

Additionally, the oats and rapeseed from which our products are sourced are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes, pestilence, wildfires and diseases, which can adversely impact quantity and quality, leading to reduced oat yields and quality, which in turn could reduce the available supply of, or increase the price of, our raw materials. For example, severe heat and droughts in 2021 significantly reduced oat growth and production in Canada, the world’s biggest oat exporter. This tightened the available oat supply and resulted in an increase in oat prices in the United States and globally. The monocultures that we use are also sensitive to diseases, pests, insects and other external forces, which could pose either short-term effects, such as result in a bad harvest one year, or long-term effects, which could require new oat varieties to be grown. We may have general difficulties in obtaining raw materials, particularly oats, due to our high-quality standards. Our suppliers may also be susceptible to interruptions in their operations, including any disruption as a result of a pandemic, war or related response measures and any problems with our suppliers’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance and reputation, all of which could negatively impact our ability to obtain required quantities of oats in a timely manner, or at all, which could materially reduce our net product sales and have a material adverse effect on our business, financial condition and results of operations. Further, any negative publicity regarding the supply of our oats and other raw materials we use, such as rapeseed and coconut oil, including as a result of disease or any other contamination issues, as well as any negative publicity around the way our competitors or others in our industry obtain similar raw materials, could impact customer and consumer perception of our products, even if these issues do not directly impact our products.

There is also the concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative effect on agricultural productivity, particularly for our oat suppliers, we may be subject to decreased availability or less favorable pricing for oats and other raw materials that are necessary for our products and, as a result thereof, we may need to shift our sourcing to include other regions. Due to climate change, we may also experience decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact our production and distribution operations.

In addition, we also compete with other food companies in the procurement of oats and other raw materials and ingredients, and this competition may increase in the future if consumer demand increases for these items or products containing them or if competitors increasingly offer products in these market sectors. If supplies of oats and other raw materials that meet our quality standards are reduced or are in greater demand, we may not be able to obtain sufficient supply to meet our needs on favorable terms, or at all.

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

Since our inception, substantially all our resources have been dedicated to commercial development as well as development of our products, including purchases of property, plant and equipment, manufacturing facility improvements and purchases of additional manufacturing equipment as well as creating an operating model and building an organization suitable to our size and growth, as we have historically focused on growing our business. Developing new products and entering new markets, including expansion into new international sales and production operations and countries in which we have no prior operating experience, is associated with high costs and capital expenditures and there is a risk that strategic actions do not lead to the anticipated outcomes and that resources allocated do not lead to the desired outcomes . For further discussion of the risks of such expansion efforts, see “—We may not successfully ramp up operations at any of our facilities, or these facilities may not operate in accordance with our expectations”, “—We may face difficulties as we expand our operations into countries in which we have no prior operating experience” and “—Our operations in China could expose us to substantial business, regulatory, political, financial and economic risks”. Although our asset-light strategy has reduced our capital expenditures relative to historical levels, which has had a positive impact on our cash flows, we have a history of experiencing, and expect to continue to experience, negative cash flows from operations, which may require us to finance existing and new capital expenditures and our operations through capital contributions and debt financing.

On March 23, 2023 and April 18, 2023, we issued $300.0 million in aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 in private offerings, of which $200.1 million were issued pursuant to a Swedish Subscription Agreement (the “Swedish Notes”) and $99.9 million were issued pursuant to U.S. Investment Agreements and a U.S. Indenture (the “Original U.S. Notes”). In May 2023, we issued an additional $35.0 million in aggregate principal amount of notes in a private offering pursuant to a separate U.S. Investment Agreement and a U.S. Indenture (the “Additional U.S. Notes” and, together with the Original U.S. Notes, the “U.S. Notes” and the U.S. Notes, together with the Swedish Notes, the “Convertible Notes”).

We believe that our current cash and cash equivalents are sufficient to fund our current business plan. Nevertheless, our operating plan may change because of factors currently unknown to us, and we may need to seek additional funds through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to shareholders or new equity that we issue could have rights, preferences or privileges superior to those of our ADSs, or impose debt covenants and repayment obligations, or other restrictions that may adversely affect our business. Moreover, there can be no assurance that we will be able to raise additional capital on favorable terms or at all, including as a result of current volatility in market conditions. In the event that we are not able to obtain additional funding, we may conclude that there is substantial doubt about our ability to continue as a going concern.

Our future capital requirements depend on many factors, including:

•
the level of demand for our products;
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
•
inflationary pressures or supply chain disruptions, including any trade treaties, tariffs or agreements that could adversely affect our ability to do business in affected countries;
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

We maintain our cash and cash equivalents at financial institutions, often in balances that exceed federally insured limits. If financial institutions where we hold deposits were to fail, we could be exposed to a potential loss of deposits, and our ability to raise capital may be impacted by these events.

The Company maintains the majority of its cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. In addition, weakness and volatility in capital markets caused by any bank failures in the future, which could adversely affect our ability to access capital on favorable terms in the future, or at all. Any inability to access funds we have deposited at financial institutions or any inability to raise capital when we require it could adversely affect our business, financial position and results of operations.

The primary components of all our products are manufactured in our production facilities, and damage or disruption at these facilities has in the past harmed, and may in the future harm, our business.

Significant portions of our operations are located in our five production facilities as of December 31, 2024. A natural disaster, extreme weather conditions, fire, power interruption, work stoppage, labor matters (including illness or absenteeism in workforce), pandemic or other calamity at any one of these facilities and any combination thereof would significantly disrupt our ability to deliver our products and operate our business. Further, there is a concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on the frequency and severity of such natural disasters and extreme weather conditions. In the future, we may also experience plant shutdowns or periods of reduced production because of regulatory issues, equipment failure, employee-related incidents that result in harm or death, delays in raw material deliveries or as a result of a pandemic or related response measures. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all, and may result in lawsuits.

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

Our brand or reputation may be harmed due to real or perceived quality, food safety, nutrition or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations.

We believe our consumers rely on us to provide them with high-quality plant-based products. Therefore, any real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements or concerns associated with the nutritional or sustainability characteristics of our products, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and results of operations. Although we believe we have a rigorous quality control process including with our suppliers (for example, we only consider using ingredients in our products that comply with applicable international and local food regulations and our internal standards, and, additionally, have implemented robust risk assessments and monitoring programs to ensure compliance), there can be no assurance that our products will always comply with the standards or expectations set for our products. Additionally, we contract with co-manufacturers which have, and may in the future, experience food quality or food safety issues that impact our products. For example, in 2022 a co-manufacturer had a food safety issue which led to a recall of certain of our products. Although we strive to keep our products free of pathogenic organisms or foreign materials, they may not be easily detected and contamination can occur. There is no assurance that this health risk will always be preempted by our quality control processes.

Perceived concerns about the nutritional profile of our products or ingredients can affect trust in our products and our category as a whole. Concerns may arise from misinformation that is spread and amplified including by social media influencers, the press and popular food applications, which could result in loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products. Such loss of confidence may also be exacerbated by our position in the market as a provider of high-quality plant-based products and could significantly reduce our brand value, which would be difficult and costly to overcome and may adversely affect our business, financial condition and results of operations.

In addition, we are subject to a series of complex and changing food laws and regulations which could impact the way consumers view our products. For example, new labeling laws might require us to list certain ingredients in a different way than we did in the past and that could confuse our consumers into thinking we may use different types of ingredients than they originally thought or that the quality or nutritional value of our ingredients is different to what they anticipated. Further, the development of food laws and regulations could make it more difficult for us to realize our goals of achieving a more integrated global supply chain due to the differences in regulations around the world. Further, concerns about sustainability issues (including climate change, environmental and corporate responsibility matters), including disclosures related to sustainability issues, might cause consumer preferences to switch away from our products. Furthermore, we might fail to effectively address increased attention from the media, shareholders, activists and other stakeholders on sustainability matters, including land use, water use, greenhouse gas emissions, packaging, and broader corporate responsibility matters.

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

Food safety and food-borne illness incidents or other safety concerns have led to product recalls, and may materially adversely affect our business, financial condition and results of operations by exposing us to lawsuits or regulatory enforcement actions in the future, increasing our operating costs and reducing demand for our product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell or involving our suppliers or co-manufacturers, could result in the discontinuance of sales of these products or our relationships with such suppliers and co-manufacturers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our existing or future insurance coverage and policy limits or not covered by such policies would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients and raw materials, resulting in higher costs, disruptions in supply and a reduction in our sales. For example, some of our co-manufacturing is done in facilities in the presence of multiple allergens, requiring additional efforts for us to confirm that there are no allergens contained in our products produced in such facilities. Additional testing to confirm the presence of allergens increases our costs, as well as the risks to our reputation and brand should we inadvertently fail to detect any allergens. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our co-manufacturers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with U.S. Food and Drug Administration (the “FDA”) regulations, China Food Safety Law and the Administrative Measures for Food Recall, EU regulations and comparable state laws and regulations in the other jurisdictions in which we operate. For example, in July 2022, Lyons Magnus, one of our co-manufacturers, announced that they initiated a precautionary recall for certain editions of our Barista Oatmilk, Chocolate Oatmilks, and an Oat Drink Deluxe. We terminated all future business with Lyons Magnus and the Lyons Magnus recall did not have a material impact on our results for the year ended December 31, 2022, however, a similar recall in the future may have a material adverse effect on our results of operations and financial condition.

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

In addition to the recall risk, like other food companies, we could be a target of product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. The FDA enforces laws and regulations, such as the Food Safety Modernization Act (the “FSMA”), that require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. In the EU, our operations are also subject to a number of EU and EU member state regulations, in particular Regulation (EC) No 178/2002 laying down the general principles and requirements of food law, establishing the European Food Safety Authority (“EFSA”) and laying down procedures in matters of food safety. The regulation sets forth essential requirements such as food safety and traceability requirements and a food operator’s responsibilities. Food business operators must at all stages of production, processing and distribution within the businesses under their control ensure that foods satisfy the requirements of food law, in particular as to food safety. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and results of operations. In the EU, Regulation (EU) No 2017/625 of March 15, 2017 provides the general framework for official controls and other official activities, either at EU or member state level, to ensure the application of food law including with respect to food safety.

Failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business.

If our suppliers or co-manufacturers fail to comply with food safety, environmental or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. Additionally, as applicable, our suppliers and co-manufacturers are required to maintain the quality of our products and to comply with our product specifications. Our sustainability performance also relies on our suppliers and co-manufacturers (and other partners, including for logistics, ingredients and packaging) and their shared commitment to sustainability. Failure of our suppliers and co-manufacturers to meet their sustainability targets and commitments could impact our performance and ability to meet our sustainability goals, initiatives, or standards. Failure to meet such goals, initiatives and standards or meet the expectations of our customers and consumers could have a material adverse effect on our reputation and brand and negatively impact our relationship with our employees, customers and consumers.

In the event of actual or alleged non-compliance, by our existing suppliers or co-manufacturers, we might be forced to find an alternative supplier or co-manufacturer, and we may be subject to lawsuits related to such non-compliance by our suppliers and co-manufacturers. As a result, our supply of raw materials or finished inventory could be disrupted or our costs could increase, which would adversely affect our business, financial condition and results of operations. The failure of any co-manufacturer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims and economic loss. For example, other plant-based dairy alternative companies have been significantly impacted by recalls resulting from allergen contamination at the supplier level. Additionally, actions we may take to mitigate the impact of any disruption or potential disruption in our supply of raw materials or finished inventory, including increasing inventory in anticipation of a potential supply or production interruption, may adversely affect our business, financial condition and results of operations.

We may not be able to compete successfully in our highly competitive markets.

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

We also compete with other consumer product companies that develop and sell plant-based products, including oat, but also almond, soy, cashew and hemp dairy alternatives, among others. Competitors include Alpro, Blue Diamond Growers, Califia Farms, Planet Oat, Ripple Foods, Oatside and Ecotone, but also potential new competitors, including companies that primarily sell dairy-based products, entering our category that may have more consumer brand name recognition, be more innovative, have more resources and be able to bring new products to market faster or at a lower cost and to more quickly exploit and serve niche markets. For example, in China, many of our competitors sell plant-based products at a lower cost base and at lower prices. In China, the foodservice channel accounts for a significant portion of our revenue, and high deflationary trends in foodservice pricing in China along with continued pricing pressures, could make our products less competitive, which would adversely affect our margins and our business, financial condition and results of operations. Given our focus on international expansion, competitors who are only present in certain markets may be able to move more quickly than we do. Additionally, we may face new competition from emerging non-animal based dairy products or other non-dairy crop-based products that could compete effectively with our products.

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

Consolidation of customers, the loss of a significant customer or the decrease of sales from a significant customer, could negatively impact our sales and profitability.

Supermarkets, grocers and other retailers in North America, the EU and Asia continue to consolidate. This consolidation has produced larger, more sophisticated organizations with increased negotiating and buying power that are able to resist price increases, as well as operate with lower inventories, decrease the number of brands that they carry and increase their emphasis on private label products, all of which could negatively impact our business or put pressure on our company to lower our prices, which could negatively impact our margins, financial condition and results of operations. The consolidation of retail customers also increases the risk that a significant adverse impact on their business could have a corresponding material adverse impact on our business, financial condition and results of operations.

In the year ended December 31, 2024, one customer in the foodservice channel accounted for approximately 10% of our total revenue. The loss of any large customer, the significant reduction of purchasing levels or prices paid for our products, the cancellation of any business from a large customer for an extended length of time or volatility in forecasting or purchasing could negatively impact our sales and profitability, as well as expose us to credit risks.

Furthermore, as retailers consolidate, they may reduce the number of branded products they offer in order to accommodate private label products and generate more competitive terms from branded suppliers. Consequently, our financial condition and results of operations may fluctuate significantly from period to period based on the actions of one or more significant retailers. A retailer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our products. Despite operating in different channels, our retailers sometimes compete for the same consumers. Because of actual or perceived conflicts resulting from this competition, retailers may take actions that negatively affect us. Any of the foregoing risks as a result of consolidation of our retail customers could have a material adverse effect on our business, financial condition and results of operations.

Sales of our oatmilk varieties contribute a significant portion of our revenue and a reduction in such sales would have an adverse effect on our business, financial condition and results of operations.

Our oatmilk accounted for approximately 90% of our revenue in the years ended December 31, 2024 and 2023, respectively. Our oatmilk has been the focal point of our development and marketing efforts, as part of our strategy when entering new markets is to introduce our Barista Edition variety of oatmilk before we expand our product offerings and sales channels. As a result, we prioritize the production of our oatmilk over our other products, which could hinder our ability to provide new products in a timely manner, or at all, which could adversely affect our reputation, brand and business. We believe that sales of our oatmilk will continue to constitute a majority of our revenue, income and cash flows for the foreseeable future. Additionally, our oatmilk varieties have different pricing structures that vary by distribution channel and end market, which subjects us to the risk of overly relying upon a single large customer or a particular product or market. If we do not diversify our customer base, we may be more susceptible to volatility in our purchasing and forecasting and we may have a negative product or margin mix which would negatively affect our results of operations. For example, our margins from certain customers or distribution channels and end markets is higher than others. If we cannot increase our prices with such customers, or our customers in general, our gross margins will suffer. We cannot be certain that we will be able to continue to expand production and distribution of our oatmilk or that customer demand for our other existing and future products will expand to allow such products to represent a larger percentage of our revenue than they do currently. Accordingly, any factor adversely affecting sales of our oatmilk could have a material adverse effect on our business, financial condition and results of operations.

We continue to pursue an asset-light business model, which means we will rely heavily on our co-manufacturing partners.

In 2023, we decided to further pursue our asset-light business model, which means rather than continuing to build new manufacturing and production facilities, we will partner with co-manufacturing partners. This means we will utilize contract manufacturing and supply arrangements. We believe this business model requires significantly less capital to operate our business. However, the supply and manufacturing agreements we have or may enter into with key suppliers and co-manufacturers, respectively, in the future may have provisions where such agreements can or cannot be terminated in various circumstances. If these suppliers and co-manufacturers become unable to provide, or experience delays in providing finished product, it may be difficult to find replacements to these partners. Additionally, if we overestimate our requirements, our suppliers or co-manufacturers may have excess manufacturing capacity and/or inventory, which would indirectly increase our costs, negatively impacting our gross margins and potentially affecting when we will become profitable. Underestimation of such requirements could have a similarly material, adverse effect. We also depend on our strategic partners to ensure that new production facilities are operational in the expected timeframe and with the expected capacity and quality standards. If we underestimate our production requirements, our strategic partners and suppliers may have inadequate manufacturing capacity and/or inventory, which could interrupt production and result in delays in shipments and revenues. The underestimation of production requirements or failure to timely deliver vehicles would harm our brand, business, prospects, financial condition and results of operations.

Our strategic partnerships with our co-manufacturers may not be successful, which could adversely affect our operations and manufacturing strategy

Our strategic partnerships with our co-manufacturers are an integral part of our shift to a more hybrid production network within select geographies. Although we continuously work with our co-manufacturing partners to assess and ensure that our co-manufacturing fees are competitive, if these strategic partnerships do not succeed, and/or we are unable to enter into alternative or modified manufacturing, labeling and packaging agreements or other arrangements on commercially favorable terms, our future profit margins may be adversely affected, particularly in certain geographies, such as in North America, where co-manufacturing costs are higher. Moreover, the execution of these strategic partnerships may divert managements’ time and resources, which could impair relationships with customers and other strategic partners and disrupt our operations. The failure to successfully achieve any or all the benefits of our co-manufacturer partnerships may undermine our ability to successfully execute our manufacturing strategy, and our business, financial condition and results of operations may be harmed as a result. Additionally, any disruptions to our co-manufacturers’ businesses in general may affect the execution of those strategic partnerships and negatively impact our business.

Failure by our logistics providers to deliver our products on time, or at all, could result in lost sales.

We currently rely upon third-party logistics providers for the distribution of our products. Our utilization of third parties for distribution and transportation handling is subject to risks, including increases in fuel prices, which would increase our shipping costs, and labor matters (including illness or absenteeism in workforce), port, transportation and distribution delays or interruptions, inclement weather or other disruptions, including as a result of a global pandemic or epidemic, any of which may impact the ability of these providers to provide distribution services that adequately meet our needs. For example, we currently import all our products into the United Kingdom. If any of our third-party logistics providers were to fail to distribute our products to our customers in this region, this could have a material adverse effect on our relationship with our customers in the United Kingdom, which could harm our brand and reputation, and as a result, would have an adverse effect on our business, financial condition and results of operations. If we were to change distribution companies, we could face logistical difficulties that could adversely affect deliveries and could incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party logistics providers that we currently use, which in turn would increase our costs and thereby may adversely affect our business, financial condition and results of operations.

We may not successfully ramp up operations at any of our facilities, or these facilities may not operate in accordance with our expectations.

We have in the past and expect to continue to partner with co-manufacturers in the future to further increase our production capacity.

Any substantial delay in bringing any of our or our co-manufacturing partners’ facilities up to full utilization on the projected schedule, while still meeting our sustainability targets, would put pressure on the rest of our business operations to meet demand and production schedules and may hinder our ability to produce all the product needed to meet orders and/or achieve our expected financial performance. Opening new facilities has required, and will continue to require, additional capital expenditures and the efforts and attention of our management and other personnel, which has and will continue to divert resources from our existing business or operations. Even if our new facilities are brought up to full production according to our projected schedule, they may not provide us with all the operational and financial benefits we expect to receive.

Additionally, our facilities and our co-manufacturing partners’ facilities and the manufacturing equipment used to produce our products are costly to replace or repair and may require substantial lead-time to do so. Suppliers that provide spare parts and external service engineers for maintenance, repairs and calibration face risks of disruption or disturbance to their businesses, which may lead to disruption in our production. In addition, our ability to procure new processing and packaging equipment may face more lengthy lead times than is typical. We may also not be able to find suitable alternatives with co-manufacturers to replace the output from such equipment on a timely basis and at a reasonable cost. If we are not able to successfully ramp up operations at any of our or our co-manufacturing partners’ new facilities and increase production, our business, financial condition and results of operations could be adversely affected.

If we fail to effectively expand our processing, manufacturing and production capacity through existing facilities or acceptable co-manufacturing partners as we continue to grow and scale our business to a steady operating level, our business, financial condition, results of operations and our brand reputation could be harmed.

We must accurately forecast long-term demand for our products in order to ensure we have the appropriate available processing and manufacturing capacity. Our forecasts are based on multiple assumptions that may cause our estimates to be inaccurate and affect our ability to obtain adequate processing and manufacturing capacities (whether our own processing and manufacturing capacities or co-processing and co-manufacturing capacities) in order to meet the demand for our products, which could prevent us from meeting increased customer demand. Additionally, as we expand our product portfolio, we must develop additional production solutions for new products, including expanding our use of raw ingredients beyond oats, which may be difficult to integrate into our current production processes and could cause delays. There is risk in our ability to effectively scale production and processing and effectively manage our supply chain requirements. If we are unable to fulfill orders in a timely manner, or at all, our reputation, brand and business could be harmed, as such failure could result in a loss of distribution channels, a delay in customer acquisition plans, limited innovation launches and loss of competitive opportunities. If we fail to meet demand for our products and, as a result, consumers who have previously purchased our products buy other brands or our retailers allocate shelf space to other brands, our business, financial condition and results of operations could be adversely affected.

We are also subject to the risk that as we continue to expand, our trade secrets, confidential information and the know-how related to our oat base and other proprietary products could be leaked, intentionally or unintentionally, misappropriated or stolen, which could have an adverse effect on our business, financial condition and results of operations. As we continue to expand our production partnerships around the world, we may need to put in place further legal, technological and other measures to ensure that our trade secrets, confidential information and know-how are adequately protected, which could result in increased costs.

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

We have developed a strong and trusted brand that has contributed significantly to the success of our business, and we believe our continued success depends on our ability to maintain and grow the value of the Oatly brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our plant-based product offerings, food safety, quality assurance, sustainability, marketing and merchandising efforts and our ability to provide a consistent, high-quality customer experience. Any negative publicity, complaints or litigation regardless of its accuracy, or any litigation or regulatory investigation associated with sustainability, marketing and merchandising efforts associated with our products, regardless of the outcome of such litigation or investigation, could materially adversely affect our business, financial condition and results of operations. The growing use of social and digital media by us, our consumers and third parties, increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brand or our products on social or digital media could seriously damage our brand and reputation. For example, consumer perception could be influenced by negative media attention regarding our management team, ownership structure and our products or brand, such as any advertising or media campaigns that challenge the nutritional content or sustainability of our products or our marketing efforts regarding the quality or sustainability of our products, and any negative publicity regarding the plant-based food industry as a whole could have an adverse effect on our business, brand and reputation.

We have also historically engaged in provocative and unconventional marketing and advertising campaigns as part of our marketing strategy to enhance and maintain our brand, which may expose us to lawsuits and heightened scrutiny from regulators in the markets in which we operate, as well as interest groups, such as dairy lobbyists. For example, in 2014, the Swedish dairy lobby, then Svensk Mjölk ek. för., sued us for an advertising campaign that the courts found was misleading and disparaging of dairy products. The decision resulted in a ban on our further use of a number of expressions when marketing our products in Sweden, under the penalty of liquidated damages of SEK 2 million per expression. More generally, cultures around the world have historically viewed dairy products and farmers as a fundamental part of the food system, and as a result, the plant-based industry’s challenges, and particularly our challenges, to this perception could result in protective measures being taken against any competitors against dairy. There can be no assurance that the provocative tone of our marketing campaigns will not provoke actions, including lawsuits, by dairy proponents or others. As we continue to challenge consumer perceptions around dairy and other animal products compared to our plant-based alternatives (including in relation to sustainability characteristics of our products), we currently face, and expect to continue to face, greater scrutiny from all stakeholders (which may include opposition from such dairy proponent interest groups and others), which could, if successful, materially adversely affect our business, financial condition and results of operations.

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

Failure to develop or introduce new products or successfully improve existing products may adversely affect our ability to continue to grow.

A key element of our growth strategy depends on our ability to develop and market new products and make improvements to our existing products to meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation, science, technology, and technical product management staff in developing and testing product prototypes, including complying with applicable governmental regulations, the ability to obtain patents and other intellectual property rights and protections for commercializing such innovations and developments, the ability of our supply chain and production systems to provide adequate solutions and capacity for new products, and the success of our management and sales and marketing teams in introducing and marketing new products. Our global Food Innovation, Science and Technology teams in Sweden, complemented by innovation and technical product management staff in the United States, Europe and Greater China are continuously testing new and alternative formulations, ingredients and process technologies to those we currently use to make our products, as they seek to find additional or improved functionalities, alternative and second source options to our current ingredients that are more easily sourced or help to improve our carbon footprint, and which retain and build upon the quality and appeal of our current product offerings. Given the complex nature of our products, the development of any new products requires extensive research and development and may take longer to develop than comparable dairy products or less complex plant-based alternatives. Failure to develop and market new products that appeal to consumers may lead to a decrease in our growth, sales and profitability. It may also harm our relationships with our customers if a new product does not meet expectations.

Additionally, the development and introduction of new products requires substantial research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. Further, the development of new products is constrained by our production capacity and is subject to our research and development teams’ technical capabilities and developments in plant-based food science. It is also constrained by our financial resources. Our competitors also may obtain patents or other similar protected formulas that may hinder our ability to develop new products or enter new categories, which could have a material adverse effect on product development and growth. Production capacity constraints may affect our ability to develop and launch new products and enter new product categories due to the unavailability of factory space to test and ensure the quality of new products. If we cannot build or find enough capacity and production facilities to enable us to expand our product portfolio, we will not be able to execute on our growth strategy. Further, if we fail to ensure the efficiency and quality of new production processes and products before they launch, we may experience uneven product quality, which could negatively impact consumer acceptance of new products and our sales and brand reputation with customers and suppliers. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition and results of operations may be adversely affected.

If we fail to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or if we fail to derive revenue from our existing customers consistent with our historical performance, our business could be materially adversely affected.

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to cost-effectively acquire new customers and consumers and to retain and keep existing customers and consumers engaged so that they continue to purchase products from us. Our efforts to acquire and retain customers and consumers include increasing product supply, increasing our household penetration, expanding the number of products sold through existing retail customers, growing within the coffee shop and foodservice channels and strengthening our product offerings through innovation in both new and existing categories. Any strategies we employ to pursue this growth are subject to numerous factors outside of our control. For example, retailers continue to aggressively market their private label products, which could reduce consumer demand for our products. As we continue to focus on increasing our supply to meet the increase in consumer and customer demand, we are also subject to risks in the disruption of our supply chain, as any delays or interruptions in our supply chain that resulted in our inability to deliver products in a timely manner or at all could have a material adverse effect on our customer relationships, brand and reputation and, resultingly, our business, financial condition and results of operations. If we fail to deliver our products to our customers in a timely manner or fail to meet other similar performance obligations, they may be able to charge us additional fees, impose penalties, delist us from their list of approved suppliers or other negative consequences, which would harm our ability to work with any such customers in the future and could have a material adverse effect on our brand and reputation. The expansion of our business also depends on our ability to increase consumer awareness of dairy alternatives and expand our distribution channels in new and existing markets, such as new foodservice and retail locations. Additionally, we may need to increase or reallocate spending on marketing and promotional activities, such as rebates, temporary price reductions, retailer advertisements, product coupons and other trade activities, and these expenditures are subject to risks, including related to consumer acceptance of our efforts. If we are unable to cost-effectively acquire new customers and consumers, retain and keep existing customers and consumers engaged, our business, financial condition and results of operations would be materially adversely affected. Further, if customers do not perceive our product offerings to be of sufficient value and quality, or if we fail to offer new and relevant product offerings, we may not be able to attract or retain customers and consumers or engage existing customers and consumers so that they continue to purchase products from us.

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

If we fail to manage our future growth effectively, including maintenance of our workforce, our business, financial condition and results of operations could be materially adversely affected.

Our growth has placed significant demands on our management, financial, operational, technological and other resources. The continued anticipated growth and expansion of our business and our product offerings will place significant demands on our management and operations teams and require additional resources. To manage our growth effectively, we must continue to implement our operational plans and strategies and manage our employee base and we must effectively develop and motivate a large number of employees. In both 2023 and 2024, we implemented reductions in our workforce and may in the future implement other reductions. This or any future reduction in workforce may yield unintended consequences and costs, such as attrition beyond the intended reduction in workforce, the distraction of employees, reduced employee morale and adverse effects to our reputation as an employer, which could make it more difficult for us to hire new employees in the future, and the risk that we may not achieve the anticipated benefits from the reduction in workforce. We also face significant competition for key personnel and personnel in general. If we are not successful in retaining our existing employees and staff, or unable to attract and hire additional qualified personnel as we grow, our business may be harmed. Failure to manage our hiring needs as they arise effectively may have a material adverse effect on our business, financial condition and results of operations. For further discussion, see “—Failure to retain our senior management or to attract, train and retain employees may adversely affect our operations or our ability to grow successfully”.

Additionally, our revenue growth rates may slow over time due to a number of reasons, including increasing competition, market saturation, slowing demand for our product offerings, increasing regulatory restrictions and challenges and failure to capitalize on growth opportunities. If we fail to meet increased consumer demand as a result of our growth, our competitors may be able to meet such demand with their own products, which would diminish our growth opportunities. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, any of which could harm our business, financial condition and results of operations. For example, during 2022, our failure to meet growing demand resulted in a failure to deliver products on a timely basis and in some cases at all, causing some consumers to switch to competitive brands, which negatively impacted our results of operations for those periods.

We have recently recognized impairment charges for long-lived assets and other exit costs in connection with our production facilities, and we may need to recognize further costs in the future, which could adversely impact our business, financial condition and results of operations.

We review our goodwill and amortizable intangible assets not ready to use (capitalized expenditure for development) for impairment annually and when events or changes in circumstances indicate the carrying value may not be recoverable. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or other assets. Additionally, as part of our asset-light strategy and the evaluation of our Asian supply chain network, we decided to close our manufacturing facility in Singapore and discontinued the construction of the second production facility in China, which we historically referred to as “Asia III”. As a result we recorded non-cash asset impairment charges of $19.1 million and other costs of $23.0 million relating to the Singapore facility, and relating to the second production facility in China we recorded $25.1 million primarily relating to non-cash impairment charges. These charges negatively impacted our results of operations for the year ended December 31, 2024. We currently estimate these restructuring and other exit costs to result in no more than $35 million of net cash outflows over the next two years, after taking into consideration anticipated proceeds from selling certain equipment. We may incur additional costs not currently contemplated due to events associated with our facilities. The charges that we have recorded are based on estimates subject to several assumptions. However, the ultimate impairment and other charges may differ significantly, and we may need to take other impairments. See Item 5. “Operating and Financial Review and Prospects” for more information.

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

Our business faces increasing scrutiny related to sustainability issues, including sustainable development, product packaging, renewable resources, environmental stewardship, supply chain management, climate change, greenhouse gas emissions, diversity and inclusion, workplace conduct, human rights and support for local communities. The standards by which sustainability matters are measured are developing and evolving rapidly, including in respect of operational performance in greenhouse gas emissions, nature, pesticide and chemical use and water usage. If we fail to meet applicable standards or stakeholder expectations with respect to these issues across all of our products and in all of our operations and activities, including the expectations we set for ourselves or mandatory requirements set by a federal, state or international regulatory body, our reputation and brand image could be harmed, and our business, financial condition and results of operations could be adversely impacted. Additionally, we have been subject to scrutiny with respect to our sustainability claims, initiatives, disclosures, and programs. Any investigations, inquiries, complaints, stakeholder campaigns or litigation related to our sustainability impacts, initiatives, disclosures, and programs could result in substantial costs and liabilities and could divert management’s attention and resources.

Additional studies and data are continuing to be published regarding the benefits of a plant-based diet. Any changes in the understanding of the sustainability impact of a plant-based diet could materially impact our estimates and assumptions regarding our business and could materially negatively impact our reputation, brand image, business, financial condition and results of operations. Additionally, policies regarding climate change, and the long-term effects of climate change, could pose additional legal or regulatory requirements related to greenhouse gas emissions reporting, carbon pricing and mandatory emission reduction targets. Unforeseen or changing circumstances could also adversely affect any reduction in our greenhouse gas emissions. Consumers and businesses also may voluntarily change their behavior as a result of these concerns. We and our customers will also be required to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, including increased costs of sourcing, production and transportation, asset value reductions, operating process changes and negative reputational impacts, if we fail to meet such requirements and expectations.

We seek to conduct our business in an ethical and socially responsible way, through sustainable business practices and various programs committed to sustainability, human rights and compliance, which we regard as important to maximizing stakeholder value, while enhancing community quality and environmental stewardship and furthering the plant-based movement around the world. Implementation of our sustainability initiatives, including the preparation of our annual sustainability report, may require financial expenditures and employee resources, and there is no certainty that we will achieve our sustainability goals. Failure to meet such goals, initiatives and standards or meet the expectations of our customers and consumers or failure to accurately disclose sustainability matters could have a material adverse effect on our reputation and brand and negatively impact our relationship with our employees, customers and consumers.

Additionally, a number of governments globally are increasingly considering a variety of mandatory legal requirements or voluntary initiatives in relation to climate-change issues (including in response to the Paris Agreement), deforestation, biodiversity, human rights (including Corporate Sustainability Reporting Directive and Corporate Sustainability Due Diligence Directive) and other global issues. These governmental efforts to regulate carbon emissions continue to grow around the world. Additionally, entities across many sectors in private industry are considering and introducing climate change (as well as broader sustainability) criteria as a factor or commercial term in decisions relating to activities including lending, insurance, investing, and purchasing. We are unable to predict what climate-change (or other sustainability) criteria or requirements may be adopted or supported by governments and private sector entities in the future, or the impacts of such initiatives on our business, financial condition, results of operations, access to and cost of capital and cash flows and stock price, which may be materially adverse. In particular, as we grow our business and increase production, it may be difficult to estimate our sustainability impact, including greenhouse gas emissions, and our actual results may materially differ from our estimates. It may also take additional time to assess and quantify the carbon footprint of our business due to our expansion. Furthermore, our estimates regarding “scope 3” emissions, or indirect emissions that are the result of our activities across our value chain, are difficult to track and estimate, and our estimates may be materially different from actual emissions. Failure to accurately estimate such emissions could have a material adverse effect on our reputation and brand and negatively impact our relationship with our employees, customers and consumers. There is also a concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on the frequency and severity of severe weather conditions. Our business activities may be impacted by the effects of such weather conditions and any other climate change impacts in future years, although it is currently impossible to predict with accuracy the scale of such impact. These resulting impacts could have a material adverse effect on our business, results of operations, and financial condition.

We rely on information technology systems and any inadequacy, failure or interruption of, or cybersecurity incidents affecting, those systems may harm our reputation and ability to effectively operate our business.

We are highly dependent on information technology systems, including, but not limited to, cloud distributed services, networks, applications, including those we maintain with our service providers and vendors, and outsourced IT-services in connection with the operation of our business and we continue to mature our IT systems. A failure or limitation of our information technology systems to perform as we anticipate, including as an integrated system, could disrupt our business and result in transaction errors, data integrity, processing inefficiencies and loss of production or sales, causing our business and reputation to suffer. Our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, unauthorized data exfiltration, computer viruses, external and internal cybersecurity incident, supply-chain attacks or other security incidents and external factors, such as trade wars, political tensions or armed conflicts that could make it difficult for us to access data stored in other countries. Our third-party information technology providers are also subject to these risks, which could impact our ability to access these systems and any data outside of our physical control. We may also be impacted by market consolidation in the information technology and cloud services market, as we are applying a cloud-first digital strategy in order to improve our agility, scalability and flexibility. Usage of open source software may lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Further, as our business grows or declines, we may be unable to efficiently adapt and expand our information technology systems to meet business needs. Any such damage, incident, interruption or inadequacy of our information technology systems could damage our reputation and credibility, result in violations of data privacy laws and regulations and have a material adverse effect on our business, decision making, financial condition and results of operations.

A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers.

We use information technology in substantially all aspects of our business operations. We use computers, mobile devices and other devices to connect over internet to interact with our employees, suppliers, co-manufacturers, distributors, customers and consumers. We extensively use social media platforms such as Facebook, Instagram and X (formerly Twitter) and may use other social media platforms in the future for online collaboration, brand building and consumer interaction. We use our information technology to send and receive sales orders, invoices, production orders and other types of electronical messages to conduct our business. Such uses give rise to cybersecurity risks , including cybersecurity attacks, espionage, identity theft, system disruption, data theft, ransomware and inadvertent release of information. For example, we have noticed a significant increase in the number of cybersecurity attacks as threat actors become more well-organized and are utilizing know threats combined with new technologies such as artificial intelligence and machine learning and related tools. Geopolitical tensions and nation-backed cybercriminals are making the threat landscape complex and challenging to monitor, and any successful cyberattack could lead to reputational and financial harm to our business, business outage, inability to access our data, damage our relationships with our customers and subject us to regulatory scrutiny that could lead to significant fines and penalties.

Our business involves the storage and transmission of sensitive and/or confidential information, including customers’ and suppliers’ information, personal information about employees, customers, and suppliers, intellectual property, and financial and strategic information about us and our business partners. Further, as we pursue new initiatives that improve our operations and cost structure, we will also be expanding and improving our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. As we drive digitalization of our business processes and improve our technology footprint and related IT-services, our information technology systems will become increasingly more interconnected and business critical. If we fail to identify and assess cybersecurity risks associated with new initiatives, we may become increasingly vulnerable to such risks.

As we focus on an asset-light business model and depend on third parties in our supply chain, we may also be negatively impacted by any cybersecurity disruptions these third parties experience. For example, if a third-party supplier involved in our supply chain experiences a cybersecurity incident or system failure, its business may be negatively impacted, which may result in a material adverse effect on our business, financial conditions and results of operations.

Additionally, while we have implemented measures to prevent, detect, and respond to cybersecurity incidents, there can be no assurance that we will adhere to such measures. There also may be information technology systems in use that deviate from our global technology standards and have not been updated. Furthermore, our preventative measures and incident response efforts may not be entirely effective and insufficient to respond to a cybersecurity incident, which could result in a material adverse effect on our business, financial condition and results of operations, and could lead to violations of data privacy laws and regulations that may subject us to significant fines and harm our reputation. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential data, information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in, among other things, business disruption, negative publicity, brand damage, damage to reputation and credibility, violation of privacy laws and regulations, loss of customers, potential liability and competitive disadvantage, loss of revenue, loss of future business, increases in operating expenses, cybersecurity protection and remediation costs, ransomware payments, and regulatory scrutiny, sanctions, fines or penalties (which may not be covered by our insurance policies) any of which could have a material adverse effect on our business strategy, financial condition and results of operations.

Our customers generally are not obligated to continue purchasing products from us.

Many of our customers buy from us under purchase orders, and we generally do not have long-term agreements with or commitments from these customers for the purchase of our products. We cannot provide assurance that our customers will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base and we could be negatively affected by the volatility associated with our purchases and forecasting the needs of our larger existing customers. Decreases in our customers’ sales volumes or product orders may have a material adverse effect on our business, financial condition or results of operations.

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

The international nature of our business subjects us to additional global economic and geopolitical risks.

We are subject to a number of risks related to doing business internationally, any of which could significantly harm our business. These risks include:

•
restrictions on the transfer of funds to and from foreign countries, including potentially negative tax consequences;
•
unfavorable changes in tariffs, quotas, trade barriers or other export or import restrictions, including navigating the changing relationships between countries such as the United States and China, the United States and Canada, the United States and Mexico, and the United States and the EU. Each of these countries have recently imposed or have threatened retaliatory tariffs on each other, and such changing trade relationships have caused ongoing uncertainty and unpredictability;
•
unfavorable foreign exchange controls and currency exchange rates;
•
increased exposure to general international market and economic conditions such as inflation, which could lead to fluctuations in interest rates;
•
geopolitical and economic uncertainty and volatility including armed conflicts such as the current war between Russia and Ukraine and related sanctions, the ongoing conflict in the Middle East, and disruptions to international shipping resulting from the conflict in the Red Sea;
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

Our operations in China could expose us to substantial risks associated with doing business in China, such as risks associated with taxation, inflation, environmental regulations, geopolitical tensions or conflicts, foreign currency exchange rates, the labor market, property and financial regulations or public health crises. Our ability to operate in China may be adversely affected by changes in, or our failure to comply with, Chinese laws and regulations. In addition, we are exposed to risks associated with our workforce in China, including with respect to changes in employment and labor laws, which could increase our operating costs. There is also significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Furthermore, since we have a manufacturing facility located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the U.S. or Chinese governments or political unrest. Any of these matters could materially and adversely affect our business, financial condition and results of operations. See Item 3.D. “Key Information—Risk Factors—Risks Related to Regulation—Our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all regulations”.

Our strategic reset in Asia may not be successful.

During 2023, we engaged in a strategic reset in our Asian markets in order to focus on margin improvement. Consistent with such strategic reset and as part of our asset-light strategy and the evaluation of our Asian supply chain network, in 2024, we decided to close our manufacturing facility in Singapore and discontinued the construction of our second production facility in China, which we refer to as “Asia III”. There is no guarantee that this strategic reset will be successful or that our margins in our Asian markets will improve. If this strategic reset is not successful, this will likely have a negative result on our business, results of operations and financial condition.

If we fail to comply with trade compliance and economic sanctions laws and regulations of the United States, the EU and other applicable international jurisdictions, it could materially adversely affect our reputation and results of operations.

Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as EU sanctions (as implemented by EU Member States, including Sweden), and those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. A failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Failure to comply with sanctions may also result in a breach of our covenants under financing agreements. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

Packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

In addition to purchasing oats, we, and our co-manufacturers, purchase and use significant quantities of cardboard, paper and other recycled materials to package our products. Costs of packaging, particularly sustainable packaging materials, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, shifting regulatory requirements, inflationary pressure, interest rate fluctuations, consumer demand and changes in governmental trade and agricultural programs. Moreover, we may not be able to implement price increases for our products to cover any increased costs from our own purchases, and those passed through to us by or reflected in price increases of our co-manufacturers, and any price increases we do implement may result in lower sales volumes. If we are not successful in managing our packaging costs or the higher costs of sustainable materials, if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs will adversely affect our business, financial condition and results of operations.

Fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations.

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our historical growth and macroeconomic trends, including higher inflation. Further, we expect to see additional seasonality effects as our company continues to grow. Seasonal or other fluctuations may have a disproportionate effect on our results of operations. We occasionally offer sales discounts and promotions through various programs to customers and consumers, which may result in reduced margins. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. In addition, as we continue to grow, we expect to see additional seasonality effects, especially within our food retail channel, with revenue contribution from this channel tending to be linked to calendar events such as the Lunar New Year in China and other Asian markets in which we currently, or in the future may, operate. We anticipate that, at times, these promotional activities may also cause seasonal fluctuations that can adversely impact our business, financial condition and results of operations.

Litigation or legal proceedings could expose us to significant liabilities or costs and have a negative impact on our reputation or business.

From time to time, we may be subject to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates.

For example, we are and have been subject to various trademark lawsuits in the ordinary course of our business. Additionally, we recognize the growing focus among litigants targeting the food and beverage industry for allegedly deceptive labeling or advertising practices. Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our business, financial condition, results of operations or stock price. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and potentially prevent us from selling or manufacturing our products, which would make it more difficult to compete effectively or to obtain adequate insurance in the future.

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

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on third party and our management’s assumptions and estimates that may not prove to be accurate. For example, several of the reports rely on or employ projections of consumer adoption and incorporate data from secondary sources such as company websites as well as industry, trade and government publications. While our estimates of market size and expected growth of our market were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurate given the constantly changing economy resulting from, but not limited to, the ongoing war between Russia and Ukraine. Even if the market in which we compete meets the size estimates and growth forecast in this Annual Report, our business could fail to grow at the rate we anticipate, if at all. Furthermore, as we develop and expand in new countries or markets, it may become more difficult to accurately forecast the demand for our products. This may result in difficulties in managing our inventory levels, particularly with our asset-light model.

Failure to retain our senior management or to attract, train and retain qualified employees may adversely affect our operations or our ability to grow successfully.

Our success is substantially dependent on the continued service of certain members of our senior management. These executives are responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand, culture and the reputation we enjoy with suppliers, co-manufacturers, distributors, customers and consumers. The loss of the services of any of these executives and key management personnel could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our ADSs to decline. We do not currently carry key-person life insurance for our senior executives.

Our success also depends upon our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners and consumers. If we are unable to hire and retain qualified employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, financial condition and results of operations.

If we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed.

We believe our culture and our mission have been key contributors to our success to date. Any failure to preserve our culture or focus on our mission could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow, and particularly as we continue to develop the infrastructure of a public company, we may find it difficult to maintain these important values. If we fail to maintain our company culture or focus on our purpose, our business and competitive position when attracting employees may be harmed.

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

Adverse and uncertain economic conditions may increase prices for our raw materials and affect distributor, retailer, foodservice and consumer demand for our products. In addition, our ability to maintain commercial relationships with our suppliers, co-manufacturers, distributors, retailers, foodservice consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. For example, inflationary pressures also increase the cost of living, which decreases consumers’ disposable income and could impact consumers’ discretionary spending habits or willingness to purchase our products, which could reduce consumer demand for the products that we offer and negatively impact our revenues and operating cash flows. In particular, consumers may reduce the amount of plant-based food products that they purchase where there are conventional animal-based offerings, which generally have lower retail prices. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. New policies or marketing against plant-based products may also negatively impact demand for our products. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors, retailers and foodservice customers, our ability to mitigate volatility by efficiently forecasting the needs of those existing customers, our ability to attract new customers and consumers, the financial condition of our customers and consumers and our ability to provide products that appeal to consumers at the right price. Prolonged unfavorable economic conditions including economic depression or high inflationary pressure may have an adverse effect on our business, financial condition and results of operations.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates and supply chain constraints.

Various macroeconomic factors have in the past, and could in the future, adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has increased our overall cost structure and has the potential to adversely affect our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates, and other similar effects. As a result of inflationary pressures, we have experienced and may continue to experience, higher commodity and supply chain costs, including transportation, packaging, manufacturing, and ingredient costs, as well as higher electricity costs. Although we have in the past, and may in the future, take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations, and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Global conflicts, other effects of ongoing wars and conflicts, and increasing geopolitical tensions and changes to international trade policies, treaties and tariffs, including as a result of the emergence of a trade war, could negatively impact our business, results of operations, and financial condition.

Global conflicts could increase costs and limit availability of fuel, energy, and other resources we depend upon for our business operations. For example, the uncertainty of future relations between the United States, Ukraine and Russia, has resulted in many broader economic impacts such as sanctions and bans against Russia and Russian products imported into certain countries in Europe and the United States. Such sanctions and bans have impacted and may continue to impact commodity pricing such as fuel and energy costs, making it more expensive for us and our partners to deliver products to our customers. Further sanctions, bans or other economic actions in response to the ongoing war in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to our supply chain, and a lack of consumer confidence resulting in reduced demand.

Moreover, changes to international trade policies, treaties and tariffs, or the perception that these changes could occur, could adversely impact the financial and economic conditions of some or all of the jurisdictions in which we operate. Any trade tensions or trade wars, for example, between the United States and China, the United States and Canada, the United States and Mexico, the United States and the EU, or news and rumors of potential retaliatory tariffs, could have an adverse impact on our business, financial condition and results of operations. Additionally, the impact of such geopolitical tensions and the negative impact of relationships between governments in countries we currently operate or conduct business and the United States, including pursuant to policies of the new U.S. administration, and further escalation of geopolitical tensions related to the war between Russia and Ukraine, the ongoing conflict in the Middle East or disruptions to international shipping resulting from the conflict in the Red Sea could result in, among other things, broader impacts that expand into other markets, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain.

Risks Related to Regulation

Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks and an unpredictable enforcement environment. Consequently, we are subject to heightened risk of legal claims, government investigations or other regulatory enforcement actions. There can be no assurance that our employees, temporary workers, contractors or agents will not violate our policies and procedures which are designed to ensure compliance with existing laws and regulations. Moreover, any failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, business, financial condition and results of operations. Even if our defense against such claims is successful, our reputation could suffer as a result of any such claim or investigation. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our business, financial condition and results of operations.

Our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all regulations.

Our operations are subject to extensive local, national and regional laws and regulations, covering requirements related to food safety, quality, manufacturing, the environment, trade compliance, processing, packaging, storage, marketing, advertising, labeling and distribution, as well as those related to worker health and workplace safety. Our activities are subject to extensive regulation in the United States, the EU and China, as well as in all other markets in which we operate and place products on the market. In general, oatmilk, as well as other plant-based alternatives, is a relatively new type of food that lack well-established regulations comparable to other types of food. As a result, it is difficult for us to predict what types of laws and regulations may come into effect that may impact our products, production, operations and business.

In the United States, we are subject to the requirements of the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, testing, labeling, marketing, promotion, advertising, storage, distribution and safety of food. In the EU, our operations are also subject to a number of EU and national (member state) regulations, including Regulation (EC) No 178/2002 laying down the general principles and requirements of food law, establishing the EFSA and laying down procedures in matters of food safety. This regulation sets forth essential requirements such as food safety requirements and traceability requirements, a food operator’s responsibilities and general principles that must be complied with, such as risk analysis and precautionary and transparency principles. In parallel, food products must also comply with numerous other EU regulations such as Regulation (EU) No 1169/2011 on the provision of food information to consumers, including food labeling requirements, and Regulation (EU) No 1924/2006 on nutrition and health claims and Regulation (EC) 1333/2008 on the rules on food additives (including conditions of use, labeling and procedures). In China, we are subject to the requirements of the China Food Safety Law and its implementing regulations. This law sets forth comprehensive statutory requirements governing the production, circulation, recall and import/export of food products in China. In addition, product information on our pre-packaged products must comply with the national standards on pre-packaged food labeling (GB 7718-2011) and pre-packaged food nutrition labeling (GB 28050-2011). Oatly oatmilks are also subject to the oatmilk category standard QBT 4221.

Food production is also highly regulated by food safety laws and regulations. In the United States, the FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices (“cGMPs”) and supplier verification requirements. Our processing facilities, including those of our co-manufacturers, are subject to periodic inspection by federal, state and local authorities. Similar requirements are set forth in the EU and China food safety legislation.

Although we maintain consistent contact with our co-manufacturers and review and rely upon their operations, we do not control their manufacturing processes nor their compliance with cGMPs in the manufacturing of our products. If we or our co-manufacturers cannot successfully manufacture products that conform to our specifications and the strict regulatory requirements, we or they may be subject to adverse inspection findings or enforcement actions, which could materially impact our ability to market our products, could result in our co-manufacturers’ inability to continue manufacturing for us or could result in a recall of our distributed product. In addition, we rely upon our co-manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, or another comparable regulatory authority, determines that we or these co-manufacturers have not complied with the applicable regulatory requirements, our business, financial condition or results of operations may be materially impacted.

In the EU, we are subject to the authority of national enforcement authorities (e.g., Food Safety Authority of Ireland, Livsmedelsverket in Sweden and the Federal Office of Consumer Protection and Food Safety in Germany), environmental national agencies and consumer protection authorities. We also are regulated by similar authorities in China, including China Inspection and Quarantine, and other regulatory bodies elsewhere in the world.

We seek to comply with applicable regulations through a combination of employing experienced and expert personnel to ensure safety, health, environmental and quality assurance compliance and contracting with third-party laboratories that conduct analyses of products to ensure compliance with nutrition labeling requirements and to identify any potential contaminants before distribution. Failure by us or our co-manufacturers to comply with applicable laws and regulations or maintain permits, licenses or registrations relating to our or our co- manufacturers’ operations could subject us to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of products, or refusals to permit the import or export of products, as well as potential criminal sanctions, which could lead to increased operating costs resulting in a material effect on our business, financial condition and results of operations. See Item 4.B. “Information on the Company—Business Overview—Government Regulation”.

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

The manufacture and marketing of food products is highly regulated. We and our suppliers and co-manufacturers are subject to a variety of laws and regulations internationally, which apply to many aspects of our business, including the sourcing of raw materials, manufacturing, packaging, labeling, distribution, advertising, sale, quality and safety of our products, as well as the health and safety of our employees and the protection of the environment.

In the United States, we are subject to regulation by various government agencies, including the FDA, the Federal Trade Commission (the “FTC”), the Occupational Safety and Health Administration (“OSHA”) and the Environmental Protection Agency (the “EPA”), as well as various state and local agencies. Outside the United States, we are subject to direct and indirect regulation by various international regulatory bodies, including the European Commission (the “EC”), EFSA, and the United Kingdom’s Food Standards Agency, Health and Safety Executive, Environment Agency, Environmental Health Officers and Trading Standards Officers and equivalent national competent authorities in EU member states. Following the end of the transition period on December 31, 2020, due to the United Kingdom’s withdrawal from the EU, Great Britain’s food and feed safety policy is no longer regulated by EU law or subject to supervision by EFSA and the EC. This is not the case for Northern Ireland due to the Windsor Framework Agreement between the United Kingdom and the EU.

For example, the FDA and the U.S. Department of Agriculture (the “USDA”), other state regulators in the U.S. and/or other similar international regulatory authorities, or private litigants could take action to further impact our ability to use or refer to the term “milk” or dairy terms to describe our products. In the US, Title 21 of the Code of Federal Regulation Part 131 provides specific requirements for dairy products, including use of terms related to “milk” and “milk products”.

In addition, a food may be deemed misbranded if its labeling is interpreted as false or misleading in any particular way, and regulators, including the FDA, and other state or international regulators, could interpret the use of dairy terms to describe our plant-based products as false or misleading or likely to create an erroneous impression regarding their composition. Should regulatory authorities take action with respect to the use of the term “milk” or similar terms, such that we are unable to use those terms with respect to our plant-based products, we could be subject to enforcement action or could be required to recall our products marketed using these terms. Thus, we may be required to modify our marketing strategy, and our business, financial condition and results of operations could be adversely affected. For example, in February 2023, the FDA released draft guidance recommending that plant-based milk alternatives, including oatmilk, that include “milk” in its name (e.g., “oatmilk”) and that has a nutrient composition that is different than milk include a voluntary nutrient statement that conveys how it is nutritionally different. Additionally, the FDA continues to issue draft guidance on the labeling of plant-based foods, including, for example, a January 2025 draft guidance that provides naming recommendations for various plant-based products, such as dairy alternative other than milk. If guidance documents such as these are ultimately finalized as proposed, it could require modifications to our labeling and marketing strategy. Changes in the product labeling could have a material adverse impact on our business, financial condition and results of operations.

Such regulatory authorities could also object to any claims we may make about the potential health benefits or nutritional content associated with our products. In the EU, nutritional or health claims related to food are specifically regulated by Regulation (EU) No 1924/2006, the objective of which is to ensure that any claim made on a food’s labeling, presentation or advertising in the EU is clear, accurate and based on scientific evidence. Only health and nutrition claims that have been authorized by the EC (i.e., which are based on scientific evidence, evaluated by EFSA and can be easily understood by consumers), as listed in Regulation (EU) No 432/2012 and Regulation (EC) No 1924/2006 as amended respectively can be used.

In addition, an EFSA working group has been working on a scientific opinion to set a tolerable upper intake level for total/added/free dietary sugars on the basis of which national authorities may establish recommendations on the consumption of dietary sugars and plan food-based dietary guidelines. A public consultation on the draft scientific opinion took place mid-2021. EFSA published its Scientific Opinion on Tolerable upper intake level for dietary sugars in February 2022. This was a comprehensive safety assessment of sugars in the diet and their potential links to health problems. EFSA concluded that it was not possible to set a tolerable upper intake level for dietary sugars from all sources, but recommended that, based on available data and related uncertainties, the intake of added and free sugars should be as low as possible in the context of a nutritionally adequate diet. One important conclusion is that the sugars in dairy alternatives have been placed within “Core foods” alongside fresh fruits and vegetables, cereals and dairy. EFSA refers to these food groups as having an overall good nutrient profile and being important for a nutritionally adequate diet. This opinion can assist EU member states in setting national goals/recommendations. Any further such changes in the product labeling could have a material adverse impact on our business, financial condition and results of operations.

We are subject to certain standards, such as the Global Food Safety Initiative standards, and review by voluntary organizations, such as the Council of Better Business Bureaus’ National Advertising Division. We could incur costs, including fines, penalties and third-party claims, because of any actual or alleged violations of or liabilities under such standards, including any competitor or consumer challenges relating to alleged non-compliance with such standards. For example, in connection with the marketing and advertisement of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states in the United States.

The Farm to Fork Strategy (“F2F”) is a high-profile project of the EC since the Commission places it at the heart of the Green Deal with the aim of “making the European food system sustainable and a global standard”. The proposal for a legislative framework for sustainable food systems (“FSFS”) is one of the flagship initiatives of the F2F and was expected to be adopted by the EC in the second half of 2023. Four policies are currently being assessed by the European Commission including setting up a new comprehensive framework legislation the objective of which is to define a common basis to integrate sustainability into all food policies, which would mean a combination of minimum requirements for sustainable food products and incentives for food systems’ actors to go beyond them.

In 2022, the EC launched a public consultation aimed to gather opinions and evidence from the public and all relevant stakeholders on the key issues the FSFS aims to address. This public consultation was part of a broader consultation strategy of the EC and is being followed and complemented by a series of targeted consultation activities and stakeholders workshops. If adopted, the framework legislation will provide the basis for new legislation on sustainability and health, as well as a revision of existing food legislation and we will have to further assess the legislation to assess its impact on our business.

The outcome of the F2F and the FSFS strategy may impact our business if our products would not count as sustainable due to unclear definitions under-pinning misinformed discussions on ultra-processed foods.

The regulatory environment in which we operate could change significantly and adversely in the future. Since plant-based, processed foods are still a relatively new food category, our business is subject to significant and ongoing debates and discussions regarding the nutritional value of plant-based alternatives as compared to dairy products, dietary recommendations and the treatment of fortifications and additives, all of which significantly influence the regulatory environment in which we operate and adds further costs and complexity to our operations. Any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs, restrictive policy measures, taxes, limitations on distribution, interruptions in production or affect public perception of our products, any of which could adversely affect our operations and financial condition. For instance, any changes related to EU or national (member states) dietary guidelines, which are guiding decision makers and the public on healthy eating, may impact our business. Should plant-based products be categorized and treated as unhealthy and/or ultra-processed products instead of “nutritional, plant-based alternatives to dairy” by the EC, EFSA, EU member states authorities and/or other similar international regulatory authorities, our business, financial condition and results of operations could be impacted. Labeling and packaging are also under scrutiny by the EC within the context of the F2F for a fair, healthy and environmentally friendly food system. Legislative and non-legislative measures (i.e., initiatives) related to reformulation and introduction of maximum levels of certain nutrients, introducing mandatory front-of-pack nutrition labeling and, setting of nutrient profiles with the aim of being able to restrict promotion of food high in salt, sugars and/or fat are expected in the coming years and some of them already entered into force (e.g., the EU Code of Conduct on Responsible Food Business and Marketing Practices in July 2021), and may impact our business. For instance, an EFSA scientific opinion advising on the development of harmonized mandatory front-of-pack nutrition labeling and the setting of nutrient profiles for restricting nutrition and health claims on foods was adopted on March 24, 2022. The EFSA notably concluded that dietary intakes of saturated fatty acids, sodium and added/free sugars are above, and intakes of dietary fiber and potassium below, current dietary recommendations in a majority of the European populations. As excess intakes of saturated fatty acids, sodium and added/free sugars and inadequate intakes of dietary fiber and potassium are associated with adverse health effects, they could be included in nutrient profiling models. On the other hand, the EFSA highlighted that dietary fiber and potassium intakes are too low in most of the European adult population and may need to be increased to contribute to improve health. However, only the EC is responsible for proposing a nutrient profiling model to be used by the producers. It remains to be seen how the legislative framework will evolve in that respect. Similarly, in December 2024, the FDA finalized updated criteria for when foods may be labeled with the nutrient content claim “healthy” on their packaging, which require that products labeled as “healthy” contain a certain amount of food from at least one of the food groups or subgroups recommended by the Dietary Guideline for Americans, and also adhere to specific limits for certain nutrients, such as saturated fat, sodium and added sugars. Moreover, the impact of new leadership at the United States Department of Health and Human Services and the FDA on the previous administration’s food regulatory initiatives is yet to be determined and it remains to be seen what new initiatives may emerge under this new administration. Lastly, some states in the United States continue to strengthen regulatory oversight of food and beverages sold and distributed in their jurisdictions. For example, several states in the United States have enacted, or introduced legislation, to ban certain food ingredients, color additives, and packaging materials to address health and safety concerns. As a result, new or revised government laws and regulations, or policies, could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, financial condition and results of operations.

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

We rely on patents to protect our products, processes and other technologies and expect to continue to apply for additional patent protection for the proprietary aspects of our current and future products, processes and other technologies. We cannot offer any assurances about which, if any, patents will be issued from any of our patent applications, the breadth of any granted patents, or whether any granted patents will be found invalid or unenforceable or will be challenged by third parties. Any successful proceeding challenging the validity, enforceability or scope of our patents or any other future patents owned by or, if applicable, licensed to us could deprive us of rights necessary for the successful commercialization of products that we may develop and may require us to re-engineer or cease making, marketing or selling our affected products. In addition, our granted patents and patent applications may cover only certain aspects of our products, and competitors and other third parties may be able to circumvent or design around our patents or create new products that achieve similar or better results without infringing the patents we own, any of which may have an adverse effect on our sales or market position. The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Further, our ability to enforce our patent rights depends on our ability to detect infringement, especially with our process patents; it may be difficult to detect infringers that do not advertise the process that are used in connection with their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s products.

Because some patent applications are confidential for a period of time after they are filed, we cannot know, until such time has lapsed, that we were the first to file on the processes technologies covered in one or several of our patent applications related to our products. Therefore, there is a risk we could adopt a process or technology without knowledge of a pending patent application, which process or technology would infringe a third-party patent once that patent is issued. Furthermore, at any time during the lifetime of a patent or patent application, claims on the right to the underlying process or technology may be raised, which could harm or otherwise hinder our possibility to exercise such process or technology. For example, a derivation proceeding may be provoked by a third party, or instituted by the U.S. Patent and Trademark Office (the “USPTO”), to determine who was the first to invent any of the subject matter covered by the patent claims of our patents or patent applications.

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

We believe that our brands have substantial value and have contributed significantly to the success of our business and reinforce consumers’ favorable perception of our products. We rely on trademark protection to protect our brands and have registered or applied to register many of our trademarks, including “Oatly” (in various forms), “Wow No Cow” and “Post-Milk Generation”. We cannot assure that we will be able to register and/or enforce our trademarks in all jurisdictions as the requirement for trademarks registrability and the scope of trademark protection in different jurisdictions can be inconsistent. In addition, third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks, and our trademark rights and related registrations have been, are being and may be challenged and could be canceled or narrowed. In the event our trademarks are successfully challenged and we lose rights to use those trademarks, we can be forced to rebrand our products, which could result in loss of brand recognition and require us to devote resources to marketing new brands. Third parties also have adopted, and may adopt, trade names or trademarks that are the same as or similar to ours, especially in a jurisdiction we have yet to cover, thereby impeding our ability to build brand identity and possibly leading to market confusion. Over the long term, if we are unable to successfully establish name recognition and/or register or protect our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

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

If we do not keep our trade secrets and other proprietary information confidential, others may produce products with our recipes or formulations. Our confidentiality agreements with our employees and certain of our consultants, contract employees, suppliers and independent contractors, including some of our co-manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets and other proprietary information, our confidentiality agreements and other measures may not effectively provide meaningful protection our proprietary information and in the event of any unauthorized use or disclosure of such information, and we may not have adequate remedies for the misappropriation or other unauthorized use of such information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights against such parties. Further, some of our formulations have been developed by or with our suppliers and co-manufacturers. As a result, we may not be able to prevent others from using similar formulations, which could adversely affect our business, financial condition and results of operations.

Certain foreign countries do not protect intellectual property rights as fully as they are protected in the United States and, accordingly, intellectual property protection may be limited or unavailable in some foreign countries where we choose to do business. It may therefore be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries, which could diminish the value of our products or brands and cause our competitive position and growth to suffer. Filing, prosecuting and defending our intellectual property in all countries throughout the world may be prohibitively expensive. The lack of adequate legal protections of intellectual property or failure of legal remedies for related actions in jurisdictions outside of the United States could have an adverse effect on our business, financial condition and results of operations.

Even if we successfully maintain our intellectual property rights, we may be unable to enforce those rights against third parties. Monitoring for unauthorized use, infringement, misappropriation or other violations of our intellectual property rights can be expensive and time-consuming, and we are unlikely to be able to detect all instances of such violations. Furthermore, if we do litigate, litigation, regardless of merit, is inherently uncertain and our success cannot be assured. Any litigation could be lengthy and result in substantial costs and diversion of our resources and could have a material adverse effect on our business, financial condition and results of operations, regardless of its outcome. In addition, if any third party copies or imitates our products or uses names and logos similar to our trademarks in a manner that affects consumer perception of our products or brand, our reputation and sales could suffer whether or not these violate our intellectual property rights. For further discussion, see “—Risks Related to Our Business and Industry—Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business”.

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

As a public company, we are required to comply with Section 404 of the Sarbanes Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires, among other things, that we establish and evaluate procedures with respect to our disclosure controls and procedures and are required to report on the effectiveness of our internal control over financial reporting.

As previously disclosed in our 2023 Annual Report on Form 20-F we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to inadequate performance and documented evidence of review procedures, including level of precision in the execution of controls and completeness and accuracy of information produced by entity across significant business processes. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Although improvements were made during 2024, as more fully described under Item 15. “Controls and Procedures” of this Annual Report, we have not remediated such previously disclosed material weakness and we and our independent registered public accounting firm also identified a new material weakness in our IT control environment related to control deficiencies in applications supporting our financial reporting and components related to our IT infrastructure and automation thereof and, as a consequence, our automated and IT dependent business process controls. Our entity level controls have not been operating effectively and has been a contributing factor to us not being able to maintain an effective control environment.

For the year ended December 31, 2024, our internal control over financial reporting was not effective, as a result of these material weaknesses, as more fully described under Item 15. “Controls and Procedures” of this Annual Report.

Although we are actively undertaking remediation efforts to address the material weaknesses, we may not be successful in doing so. Implementation of these measures may not fully address the material weaknesses identified in our internal control over financial reporting and we cannot assure you that we will be successful in remediating the material weaknesses as described in Item 15. “Controls and Procedures” of this Annual Report. Each of the material weaknesses will be considered remediated when management and our independent registered public accounting firm conclude that, through testing, the applicable remediated controls are designed, implemented and operating effectively. In addition, our failure to correct a material weakness or our failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

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

While documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes Oxley Act, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes Oxley Act.

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

As of December 31, 2024, our largest shareholder, Nativus Company Limited and entities affiliated with CR Verlinvest Health Investment Limited (“CRVV”) owned, in the aggregate, approximately 45.4% of the voting power represented by all our outstanding ADSs. As a result, our largest shareholder exercises significant influence over certain corporate matters requiring shareholder approval under Swedish law, including the election and removal of directors and the size of our Board of Directors, any amendment of our amended and restated articles of association and any approval of significant corporate transactions (including a sale of substantially all of our assets), and has significant influence over our management and policies, despite not controlling a majority of our outstanding ordinary shares. Nativus Company Limited is a wholly owned subsidiary of CRVV, which is a joint venture that is 50% owned by Verlinvest S.A. and 50% owned by Blossom Key (Hong Kong) Holdings Limited. Blossom Key (Hong Kong) Holdings Limited is indirectly and wholly owned by China Resources (Holdings) Company Limited (“CR Holdings”), and CR Holdings is indirectly and wholly owned by China Resources Company Limited. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of China perform the duty of investor (as to 90.0222% and 9.9778% respectively) of China Resources Company Limited on behalf of the State Council.

Affiliates of CRVV are members of our Board of Directors. These board members are nominated by CRVV and can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our ADSs, which could prevent shareholders from receiving a premium for their ADSs.

In the event CRVV were to own a majority of the voting power in us, for example in the event that it exercised its conversion rights in a sufficient amount of its Swedish Notes or if it were to exercise its participation rights under the terms and conditions governing the Swedish Notes (the "Swedish Terms") to purchase a sufficient number of additional shares from us in a future offering, CRVV would effectively be able to determine the outcome of most matters submitted for shareholder approval. This concentrated control would limit or severely restrict other shareholders’ ability to influence corporate matters and we may take actions that some of our shareholders would not view as beneficial, which could reduce the market price of our ADSs.

By way of example, if CRVV converted all of their Swedish Notes at maturity, assuming (i) a conversion price reset to $1.36, (ii) no other holders of the Notes converted any of their notes, and (iii) there are no other changes in our share capital, CRVV would beneficially own approximately 58.2% of our then-outstanding capital.

Our results of operations and the market price of our ADSs have been, and may be, volatile, and you may lose all or part of your investment.

Our results of operations are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our ADSs to wide price fluctuations regardless of our operating performance. The market for our ADSs may have, when compared to seasoned issuers, significant price volatility and we expect that our ADS price may continue to be more volatile than that of a seasoned issuer for the indefinite future.

These and other factors, many of which are beyond our control, may cause our results of operations and the market price and demand for our ADSs to fluctuate substantially. Fluctuations in our quarterly results of operations could limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the market price and liquidity of our ADSs.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the continued listing requirements of Nasdaq it could result in a delisting of our securities.

There are several requirements that must be met in order for our ADSs to remain listed on the Nasdaq Global Select Market, including but not limited to, the minimum price of at least U.S. $1.00 per ADS. There can be no assurances that we will be able to comply with this and other listing standards and the failure to do so could result in the delisting of our ADSs from Nasdaq. Such a delisting would negatively affect the price and the market liquidity of our securities and would impair investors from selling their shares in the public market.

On November 6, 2023 we received a notification from Nasdaq that we are not in compliance with the minimum bid price requirements of Nasdaq Listing Rule 5450(a)(1) (“Rule 5450(a)(1)”). On December 18, 2023, the Company received a subsequent notice from Nasdaq indicating that the Company has regained compliance with the minimum bid price requirement. On September 5, 2024 we received another notification from Nasdaq that we were not in compliance with the minimum bid price requirements of Rule 5450(a)(1). On February 18, 2025, we completed the ADS Ratio Change. On March 4, 2025, by virtue of the ADS Ratio Change, we timely regained compliance with Rule 5450(a)(1). The depositary has charged or will charge each holder of our ADSs a U.S. $0.02 fee for each ADS cancelled in connection with the ADS Ratio Change. We cannot assure you that we will remain in compliance with Rule 5450(a)(1) or any other Nasdaq listing requirement in the future.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the U.S. Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

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

The Company may be subject to securities litigation, which is expensive and could divert management attention.

The price of our ADSs may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We have in the past been, and may again in the future be, the target of this type of litigation. Litigation of this type could result in substantial costs and diversion of management’s attention and resources and any adverse determination in litigation could subject us to significant liabilities, each of which could have a material adverse effect on our business, financial condition, results of operations and prospects. and adversely affect our results of operations.

A significant portion of our total issued and outstanding ADSs are eligible to be sold into the market, which could cause the market price of our ADSs to drop significantly, even if our business is doing well.

Sales of a substantial number of our ADSs in the public market, or the perception in the market that the holders of a large number of ADSs intend to sell, could reduce the market price of our ADSs. As of December 31, 2024, we had 598,559,840 ordinary shares issued and outstanding. All of our issued and outstanding ADSs are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ADSs.

We may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ADSs.

We have never declared or paid any cash dividends on our ADSs and do not anticipate declaring or paying any cash dividends on our ADSs in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our ADSs is solely dependent upon the appreciation of the price of our ADSs on the open market, which may not occur. See Item 8.A. “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy”.

Our shareholders may face difficulties in protecting their interests because we are a Swedish company.

We are a Swedish company with limited liability. Our corporate affairs are governed by our articles of association and by the laws that govern companies incorporated in Sweden. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us are to a large extent governed by the laws of Sweden and may be different than the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our Board of Directors is required by Swedish law to consider the interests of our company, shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. Furthermore, the rights of our shareholders and the fiduciary responsibilities of our directors under the laws of Sweden may not be as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

As a holding company, our principal source of cash flows will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flows or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

If we are treated as a passive foreign investment company, U.S. holders of our ordinary shares or ADSs subject to U.S. federal income tax may suffer material adverse tax consequences.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization, which fluctuates over time, and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for the taxable year ended December 31, 2024. However, our status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of our income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ADSs, which could fluctuate significantly. In addition, it is possible that the U.S. Internal Revenue Service may take a contrary position with respect to our determination in any particular year. Therefore, there can be no assurance that we were not or will not be classified as a PFIC for the taxable year ended December 31, 2024, the current taxable year or for any past or future taxable year, and we have not obtained any legal opinion with respect to our PFIC status for our past, current or future taxable years. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. “Additional Information—Taxation—Material United States Federal Income Tax Considerations”) holds the ADSs, the U.S. Holder may be subject to material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs, or upon the receipt of certain distributions in respect of the ADSs.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our ADSs to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC. If we are treated as a PFIC with respect to a U.S. Holder (as defined below in Item 10.E. “Additional Information—Taxation—Material United States Federal Income Tax Considerations”) for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the ADSs. For further discussion, see Item 10.E. “Additional Information—Taxation—Material United States Federal Income Tax Considerations”.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If as a result of the ownership of ADSs, a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not Oatly Group AB is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether or not the controlled foreign corporation makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation, and we do not expect to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The U.S. Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled controlled foreign corporations. U.S. investors should consult its advisors regarding the potential application of these rules to an investment in us.

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

In March and April 2023, we issued $300.0 million in aggregate principal amount of Original Convertible Notes in private offerings, of which $200.1 million were Swedish Notes and $99.9 million were U.S. Notes. In May 2023, we issued an additional $35.0 million in aggregate principal amount of HH Notes in a private offering. In addition, in April 2023, we incurred $130.0 million of indebtedness under a Term Loan B Credit Agreement (the “TLB Credit Agreement”). We also amended and restated our existing Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) documenting commitments of SEK 2,100.0 million (equivalent to $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500.0 million (equivalent to $45.7 million). Our current indebtedness and any future additional indebtedness may limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes, limit our ability to use our cash flows or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes, require us to use a substantial portion of our cash flows from operations to make debt service payments, limit our flexibility to plan for, or react to, changes in our business and industry, place us at a competitive disadvantage compared to our less-leverage competitors and increase our vulnerability to the impact of adverse economic and industry conditions. For further discussion, see Item 3.D. “Key Information—Risk Factors—Risks Related to our Indebtedness and Outstanding Convertible Notes—Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition”.

We may from time to time seek to retire or purchase our outstanding debt, including the Convertible Notes, through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material. Further, any such purchases or exchanges may result in us acquiring and retiring a substantial amount of such indebtedness, which could impact the trading liquidity of such indebtedness.

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

The fundamental change provisions of the Convertible Notes may delay or prevent an otherwise beneficial asset disposition or takeover attempt of us.

Holders of the Convertible Notes have the right to require us to repurchase the Convertible Notes that each such Holder holds upon the occurrence of a Fundamental Change (as defined in the indentures governing the U.S. Notes and the HH Notes (the “Indentures”) and in the Swedish Terms, together with the Indentures, the “Note Terms”) or a Covered Disposition (as defined in the Note Terms) at a repurchase price equal to the greater of (i) 100% of the principal amount of the Convertible Notes to be repurchased, plus an applicable Make-Whole Amount (as defined below), and (ii) the as-converted value of the amount calculated pursuant to clause (i). Such repurchase payment shall be made in cash.

The “Make-Whole Amount” means, as of any given date and as applicable, connection with any Fundamental Change or Covered Disposition, an amount equal to the remaining scheduled payments of interest that would have been made on the Convertible Notes to be repurchased, had such Convertible Notes remained outstanding from the repurchase date through the maturity date of the Convertible Notes. Our obligation to repurchase the Convertible Notes may, in certain circumstances, delay or prevent an asset disposition or a takeover of us that might otherwise be beneficial to our equity holders.

Transactions relating to the Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities.

The interest rate on the Convertible Notes is fixed at 9.25% per annum and is payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2023. While we have an option to pay interest in cash or in-kind, restrictions under our TLB Credit Agreement and SRCF prevent us from paying interest in cash for so long as those facilities are outstanding. As a result, we expect to pay interest in kind for the foreseeable future.

Pursuant to the terms of the Indenture governing the Original U.S. Notes and the Swedish Terms, the conversion price of the Convertible Notes (other than the HH Notes) was adjusted from $2.41 to $1.81 on March 23, 2024. On February 18, 2025, we completed the ADS Ratio Change. As a result of the ADS Ratio Change, the conversion price of the U.S. Notes (other than the HH Notes) was proportionately adjusted from $1.81 to $36.20. The conversion price of the U.S. Notes (other than the HH Notes) is subject to further adjustment if, on March 23, 2025, the average 30-day trailing VWAP of the ADSs times 1.17 (the “Second U.S. Reset Price”) is lower than $36.20. If the Second U.S. Reset Price is lower than $36.20, then the conversion price for the U.S. Notes will become the greater of the (i) Second U.S. Reset Price and (ii) $27.20.

Because the Swedish Notes are convertible into ordinary shares rather than ADSs, the ADS Ratio Change did not affect the conversion price and conversion rate of the Swedish Notes. In order to ensure that the holders of the Swedish Notes remain in the same economic position as before the ADS Ratio Change and to preserve economic equivalency of the Swedish Notes with the Original U.S. Notes and the HH Notes, we, in accordance with the

Swedish Terms, will interpret the definition of “Daily VWAP” therein to assume the trading price of 1/20 of an ADS.

The conversion price of the Swedish Notes is subject to further adjustment if, on March 23, 2025, the average 30-day trailing VWAP of the ADSs (divided by 20) times 1.17 (the “Second Swedish Reset Price”) is lower than $1.81. If the Second Swedish Reset Price is lower than $1.81, then the conversion rate will become the greater of the (i) Second Swedish Reset Price and (ii) $1.36.

Pursuant to the terms of the Indenture governing the HH Notes, the conversion price of the HH Notes was adjusted from $2.52 to $1.89 on March 23, 2024. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. Such conversion price is subject to further adjustment if, on March 23, 2025, the average 30-day trailing VWAP of the ADSs times 1.17 (the “Second HH Reset Price”) is lower than $37.80. If the Second HH Reset Price is lower than $37.80, then the conversion price will become the greater of the (i) Second HH Reset Price and (ii) $28.20.

The conversion price adjustments under the Original U.S. Notes and the HH Notes, as well as the adjusted definition of “Daily VWAP” under the Swedish Terms, resulting from the ADS Ratio Change ensure the consideration received upon conversion of the Convertible Notes remains economically equivalent as immediately prior to the ADS Ratio Change.

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

Potential arbitrage or hedging strategies by purchasers of the Convertible Notes may affect the value of our ordinary shares and the conversion price for the Convertible Notes may negatively impact the value of our ADSs.

Purchasers of the Convertible Notes may employ, or seek to employ, an arbitrage strategy with respect to the Convertible Notes. Investors would typically implement such a strategy by selling short our ordinary shares or ADSs underlying the Convertible Notes and dynamically adjusting their short position while continuing to hold the Convertible Notes. Investors may also implement this type of strategy by entering into swaps on our ordinary shares or ADSs in lieu of or in addition to selling short our ordinary shares or ADSs. This activity could decrease (or reduce the size of any increase in) the market price of our ordinary shares or ADSs at that time. Additionally, the current trading price of our ADSs relative to the conversion price of the Convertible Notes may have a negative impact on the price of ADSs.

Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition.

The TLB Credit Agreement and the SRCF Agreement contain certain covenants, including negative covenants such as restrictions on indebtedness, liens, investments, acquisitions and asset disposals and financial covenants such as minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA), minimum liquidity and tangible solvency ratio. These covenants may limit our operational flexibility and our investment activities. Moreover, if we breach any of the covenants in such debt agreements, and such breach is not remedied within any applicable remedy period or otherwise waived, our lenders may accelerate the facilities and require us to repay the debt immediately, even in the absence of a payment default, and enforce security. If any financial covenant breach is cured by way of issuance of additional equity, our existing shareholders’ ownership may be materially diluted. These credit agreements include customary cross default provisions, pursuant to which a default under one of the agreements may trigger a default also under the other, effectively enabling the lenders under both agreements to accelerate the facilities and require us to repay the debt immediately, even in the absence of a payment default, and enforce security.

On February 14, 2024, the SRCF Agreement and TLB Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA), minimum liquidity and total net leverage ratio financial covenants and, in relation to the SRCF Agreement, the tangible solvency ratio financial covenant and (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants. On February 11, 2025, the SRCF Agreement and TLB Credit Agreement were amended and restated to, among other things, (i) reset certain financial covenant levels applying to the minimum liquidity financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of certain financial covenants, including in relation to certain costs relating to the discontinuance of certain of the Group’s manufacturing facilities and (iii) provide certain flexibility for disposals of assets relating to the relevant manufacturing facilities. There is no guarantee that our lenders will agree to similar amendments or a waiver of any of our covenants in the future.

In addition, the Note Terms contain covenants limiting our ability to incur additional debt other than certain debt permitted under the original TLB Credit Agreement (without giving effect to any future amendment thereof), issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the applicable Note Terms).

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

We cannot assure you that an active trading market will be sustained for our ADSs. If a market is not sustained, it may be difficult for you to sell your ADSs. Public trading markets may also experience volatility and disruption. This may affect the pricing of the ADSs in the secondary market, the transparency and availability of trading prices, the liquidity of the ADSs and the extent of regulation applicable to us. We cannot predict the prices at which our ADSs will trade. It is possible that, in future quarters, our results of operations may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our ADSs may decline.

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

This Annual Report is the third annual report in which we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Additionally, as we are no longer an emerging growth company and now qualify as an accelerated filer, we must include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in this Annual Report.

To assess the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing and implement new financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting will require an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. As more fully described under Item 15. “Controls and Procedures” of this Annual Report, although improvements were made during 2024, we have not remediated the material weakness previously disclosed in our Annual Report for the year ended December 31, 2023, and, for the year ended December 31, 2024, we and our independent registered public accounting firm also identified a new material weakness in our IT control environment and our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective for such period. Additionally, our management may in the future conclude that our internal control over financial reporting is not effective due to our failure to remediate existing identified material weaknesses or if we identify additional material weaknesses, which would require us to employ remedial actions to implement effective controls.

For further discussion on the risks associated with the compliance costs of remediating the material weakness in, and establishing and maintaining, effective internal control over financial reporting, as well as other related risks, see Item 3.D. “Key Information—Risk Factors—Risks Related to the Ownership of Our ADSs—We have previously identified material weaknesses in our internal control environment. If we are unable to remediate any material weakness, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner”.

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

Since activating our company-wide rebrand, demand for Oatly products has grown rapidly. Between 2016 and 2018, we expanded our global footprint by re-launching in the United Kingdom, expanding in grocery trade in Germany and entering the United States and China. Since then, we have expanded our presence into several new European countries, including France, Italy and Spain. We have also recently expanded into several international markets. As of the end of 2024, our products are available in over 50 countries worldwide.

To date, we have made substantial investments to scale our production capacity and meet consumer demand including production facilities in the United States (Millville, New Jersey and Ogden, Utah), the Netherlands (Vlissingen) and China (Ma’anshan). In 2023 we continued to focus on our asset-light production model following our long-term strategic partnership agreement with YYF in late 2022 to enable our Ogden, Utah facility to be converted to a hybrid manufacturing. During the fourth quarter 2023, continuing with our asset-light production model, we decided to discontinue the construction of our production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. In 2024, we also decided to close our production facility in Singapore and discontinued the construction of our second production facility in China. We believe our asset-light production model will allow us to continue to meet growing customer demand and enable increased focus while being efficient with our capital and costs.

We were founded in 1994, and our current holding company was incorporated on October 5, 2016, and was registered with the Swedish Companies Registration Office on October 20, 2016. Our legal name is Oatly Group AB and our commercial name is Oatly. Our principal executive offices are located at Ångfärjekajen 8, 211 19 Malmö, Sweden. Our telephone number at this address is +46 418 475500. Our website address is https://www.oatly.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address as an inactive textual reference only. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC at www.sec.gov. Our agent for service of process in the United States is Corporation Service Company, and its address is 19 West 44th Street, Suite 200, New York, New York 10036.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects”.

B. Business Overview

Our Company

We are the world’s original and largest oatmilk company. For over 30 years, we have focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to provide alternatives to a wide variety of dairy products, including milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks. We are utilizing this technical expertise to disrupt the global dairy industry, which Euromonitor estimated generated $590 billion in retail sales in 2024. We are driving this disruption by encouraging consumers to reassess the impacts that their food choices have on the climate and environment. We position our brand to benefit from the trend of consumers choosing plant-based foods as an alternative to animal-based ones.

Sustainability is at the core of our business. In general, oatmilk leads to fewer greenhouse gas emissions compared to cow’s milk. Based on certain product-level calculations we have commissioned in Europe and in the

United States, and based on additional studies, we generally see that oatmilk products can have a significantly lower climate (CO2 equivalent) impact relative to comparable dairy products.

Our Industry and Opportunity

We participate in the large global dairy industry, which consists of milk, ice cream and frozen desserts, yogurt, cream, cheese and other dairy products. The global plant-based dairy industry retail sales were estimated to be $21 billion in 2024, according to Euromonitor, which represents approximately 5% growth compared to 2023 and approximately 4% of the global dairy industry retail sales. We believe that foodservice also represents a significant opportunity for us, which we believe expands the total addressable market even further.

In recent years, oat-based alternatives have grown faster than both dairy and other plant-based dairy products across a variety of geographies and product categories. We believe plant-based dairy, especially oat-based dairy, has the potential to continue to experience growth driven by multiple secular tailwinds, listed below, whose impact and importance vary across geographies and generations:

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
•
Growing consumer demand for oat-based dairy. European retail sales data shows that oatmilk is the driving force behind the increasing consumer demand for plant-based dairy products. We believe that oats are a crop uniquely positioned to achieve the goal of a better dairy portfolio, including:
•
Environmental sustainability characteristics of oats: Oats require relatively lower inputs compared to many other agricultural crops and is suitable for cultivation under crop rotation regimes, which can have positive impacts on soil.
•
Flexible within the supply chain: Oats provide a longer raw ingredient shelf life compared to dairy, while also offering a competitive price structure compared to some other plant-based dairy crops.
•
Widely accessible to a range of eaters: Oats do not contain some common allergens present in other plant and nut-based products; they have a neutral taste profile, making them attractive for a wide variety of plant-based dairy use cases.
•
Nutritional advantages: Oats have a balanced macro-nutritional profile containing dietary fiber including beta-glucans, easily digestible protein, and a favourable fat profile low in saturated and high in unsaturated fatty acids.
•
Cultural advantages: Oats are regularly consumed by many cultures and are common across global cuisines.

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

Market-Leading Product Portfolio Disrupting the Global Dairy Market

We have demonstrated global commercial success through our expansion into more than 50 countries across five continents, becoming the top-selling oatmilk brand across multiple key markets. Our loyal consumer base has supported and driven our extension beyond just the plant-based milk category, and we currently have a broad product portfolio across multiple categories that includes frozen desserts, creams and on-the-go drinks.

Authentic Brand Beloved by Consumers

Creativity is at the center of the Oatly brand. Through the efforts of our authentic in-house creative team, we have cultivated a consumer base that is highly aligned with our ambitions. We believe our strong resonance with consumers will further propel our growth. Our consumer relations function supports initiatives and hosts events within our communities, driving our ability to initiate dialogue across regions, cultures and among a rapidly expanding customer base.

Strong Innovation Capabilities Grounded in Over 30 Years of Swedish Science, Patented Technologies, Craftsmanship and Oat Expertise

Oatly was founded by food scientists on a mission to create a nutritionally-relevant alternative to traditional dairy. Through more than 30 years of research and development, we have developed a proprietary liquid oat base production technology that leverages patented enzymatic processes to turn oats into a nutritious, great tasting liquid product. Our patents are supplemented with and protected by decades of production craftsmanship and a global research and innovation organization that continues to evolve the technology to achieve new and unique functionalities.

Our production processes are built from our deep understanding of our raw materials and we work closely with our suppliers to ensure quality and sustainable sourcing. Our global Food Innovation, Science and Technology teams in Sweden, complemented by innovation and technical product management in the United States, Europe and China, are also continuously testing new and alternative formulations, ingredients and process technologies to those we currently use to make our products, to enhance and expand our product portfolio in drinks as well as dairy adjacencies. We have partnerships with industry and academic experts to analyze the genomic diversity of oats and identify naturally occurring variances to help us improve on product ingredient qualities, sensorial properties and agronomic performance. We believe our research and innovation capabilities enable us to deliver on our promise of sustainable, delicious quality products.

Multi-Channel Distribution Led by Proven Foodservice Strategy

Our successful channel expansion and execution across geographies starts with our foodservice-led market entry strategy that builds awareness of our brand and products. Consumers discover Oatly in a trusted environment such as an expertly brewed cup of coffee or cappuccino from their favorite coffee shop. We believe that quality product experience can lead to individual purchases of our products at a grocery store, and that it is difficult for our competitors to replicate this strategy given the foodservice channel’s fragmented and opaque distribution network, especially without teams on-the-ground to help better understand the nuances of this channel. For example, our barista relationships have helped us better understand the coffee sub-channel.

Achieving Profitability with our Global Production Footprint

Our global production footprint spans three continents, utilizing three main production models to meet global demand for our products: co-manufacturing, hybrid and end-to-end self-manufacturing. Each of our manufacturing plants uses one of these production models based on how it can best support the Company’s growth and profitability goals. The Company previously announced that it was adapting its supply chain network strategy, manufacturing capacity and organizational structure in order to prepare for the next phase of growth. The framework for our supply chain network strategy is focused on directing our investments to existing manufacturing facilities to achieve the right amount of capacity when we need it while being efficient with our capital expenditures and costs. These actions have reduced, and are expected to continue to reduce, our capital expenditures and have a positive effect on our expected cash flows. We believe this asset-light strategy will help us increase the agility of the Company and achieve profitability.

Our Growth Strategies

Our goal is to drive continued, sustainable growth and strong financial performance by executing on the following strategies:

Expand Consumer Base through Increased Awareness and Plant-Based Dairy Category Growth

We believe the plant-based dairy market is still in its infancy. According to Euromonitor, our largest end market (as measured by 2024 net sales) is the United States, where the share of plant-based milks is 13% of plant-based milk and dairy milk volumes, while Germany and the United Kingdom, our second and third largest end markets, are only 11% and 6%, respectively. We believe there is an opportunity for plant-based milks to increase their respective shares of the dairy market in these countries as well as others. We believe the ability to share the Oatly story with a broader audience is critical to the success of our mission to drive greater plant-based consumption.

We are helping to break down the barriers to adopting plant-based dairy by engaging consumers with our brand. Oatly’s success across each of our markets has been partly driven by our brand’s focus on sustainability, and we believe that focus, along with an increased focus on taste, will enable us to continue converting dairy consumers into Oatly consumers.

Expand Presence Across Channels

We believe we can continue to grow in existing markets by improving current sales and expanding our presence across product categories with existing customers, as well as signing new customers across multiple channels. With our current production capacity we believe we are well-positioned to capitalize on the whitespace to further expand our foodservice, retail and e-commerce footprints.

Extend Product Offerings through Innovation

We strive to continuously improve our products in order to deliver more innovative, nutritious, sustainable and delicious oat-based products. We have ambitious, long-term innovation goals, which we believe will lead to sustained market leadership to deliver competitively distinct products.

While the types of products we offer are similar in each geography, we tailor our products to local regulations and local consumer demands to help facilitate consumers' transition from dairy products to Oatly.

Expand our Presence in Expansion Markets

In the past several years, we have entered several new markets. These include European markets such as Spain, Ireland, Denmark, and France, and others such as South Africa, Egypt, Kuwait, Jordan, Chile, Costa Rica, and Mexico, among others (collectively, our “Expansion Markets”). In most instances, we facilitate our entry into new markets by leveraging our existing commercial organization and production footprint. We believe our established global presence and proven foodservice-led execution exemplify our ability to successfully enter new markets and expand. We believe these Expansion Markets will help us drive growth and convert consumers from dairy products to Oatly.

Drive Asset-Light Production Capacity Expansion

We operate five production facilities as of December 31, 2024. Our strategy is to expand our production capabilities across each of our segments through an asset-light model, which includes a higher mix of our hybrid manufacturing model. For example, consistent with such strategy, in Asia, we decided to close our manufacturing facility in Singapore and discontinued the construction of our second production facility in China, which we refer to as “Asia III”. We believe that such an asset-light production model enables us to adequately service our customers while reducing complexity and capital intensity, and to better focus on margin improvement.

Product Overview

Our Products

We offer a range of plant-based dairy products made from oats. The foundation for all these products is our proprietary oat base technology, which mimics nature’s own process and turns fiber-rich oats into products that are designed for humans.

Oatmilk. Our oatmilk products have multiple fat and sugar profiles and flavors that mirror the traditional dairy products that consumers expect. For instance, in the United States, our oatmilk portfolio includes Original, Low-Fat, Full-Fat, Chocolate Flavored, Unsweetened and Super Basic, and such products are offered in both ambient (shelf-stable) and chilled packaging. The benefit of our ambient packaging is that such products can be stored at room temperature, which makes them better suited for shipping to coffee shops, cafes and other foodservice locations. Ambient formats are also sold in retail and e-commerce channels in all of our segments.

Barista Edition Oatmilk. Our Barista Edition oatmilk is our best-selling product globally. It uses specific proprietary oat base technology, which improves solubility, creaminess and foamability, and as a result, we believe it serves as an exceptional complement to espresso and coffee drinks. Our Barista Edition is also great for baking and cooking and can be enjoyed on its own.

Oatgurt. Our Oatgurts utilize our oat base technology to mimic the consistency of yogurt, as they are thick and “spoonable.” Our first Oatgurts were pourable, smooth and flavored yogurts launched in the Nordics to fit local consumer tastes. Since then, we launched a product line in the United Kingdom in cup format.

Frozen desserts. Our frozen desserts are created using our core oat base technology, which provides a foundational creaminess and reduces the need for sugar and other mix-in ingredients commonly found in dairy alternative ice creams.

Cooking. We offer a wide range of cooking products including regular and organic Cooking Cream and Crème Fraiche, Whipping Cream, Vanilla Custard and Spreads in a variety of flavors. Our offerings vary by region to accommodate to local cuisines and preferences.

Ready-to-drink. Our range of on-the-go drinks delivers novel flavor experiences and product packaging in smaller formats. These products can be found at grocery stores, convenience store outlets and more across our global markets.

Product Standards

To enhance the credibility of our products, we obtain a number of third-party product certifications. For example certifications that depend on and vary across geographies and product groups include: dairy-free, soy-free, gluten-free, nut-free, non-genetically modified organism (“GMO”), organic, kosher and glyphosate free certifications.

Innovation

Since inception, our innovation goal has been to build the best possible form of milk and other dairy products for humans and our planet. Through our more than 30-year history of making oat products, we have developed a deep expertise around oats and production craftsmanship. We believe we are well positioned to leverage science to address key societal problems and maintain our market leadership in plant-based dairy.

Today, we have our global Food Innovation, Science and Technology teams in Sweden, complemented by innovation and technical product management staff in the United States, Europe and China. To further strengthen our capabilities we partner with leading scientists and industry experts to ensure we stay at the forefront of oat expertise and human health. Through this set-up, we are efficiently building deep technology know-how and expertise, as well as ensuring that our products are developed close to consumers, according to locally relevant consumer preferences. Given one of our key focuses is building a broad and relevant product portfolio within plant-based dairy, we continuously explore and enter new product categories, making the change to plant-based easy for the consumers. We strive to create great, sustainable, delicious and nutritious food with optimal taste, functionality and texture.

Advertising and Creative

Through a bold advertising strategy, we amplify what our brand stands for and use our company voice in service of our mission to drive greater plant-based consumption.

Our advertising content is created or directed in-house, ensuring a consistent brand message across regions and product lines. Our advertisements can be found across a variety of platforms, including out-of-home locations, for example billboards, signage, bus and train banners and large-scale printed murals and print media, such as newspapers and magazines. We intend to continue to invest in our brand by adding additional media platforms. We also regard our packaging as a valuable way to develop a dialogue with our consumers and foster an added long-standing relationship as they are enjoying the product. We have highly engaged social media followings and utilize platforms including TikTok, Instagram, Facebook, X (formerly Twitter), LinkedIn and YouTube, among others, to further engage with our consumers.

Channels / Customers

Our diversified portfolio of products is available in more than 50 countries across five continents through a variety of channels, including foodservice, food retail and e-commerce. Each market in which we operate has its own distinct customer landscape and channel mix. We believe the strength of our brand in an on-trend category makes us an attractive partner for customers.

In fiscal year 2024, the retail channel accounted for approximately 61.2% of our revenue, the foodservice channel accounted for approximately 35.1% of our revenue, and other accounted for approximately 3.7% of our revenue.

In fiscal year 2024, we had a customer that accounted for approximately 10% of our annual revenue.

Supply Chain Operations

The core goal of our Supply Chain Operations team is to operate and evolve a proprietary, global footprint with a positive bottom-line, while efficiently and sustainably utilizing resources. Relative to our growth, we aim to reduce our greenhouse gas emissions through logistical and sourcing efficiencies, minimize our scrap material use and minimize our by-product waste. As we and the demand for our products grow, we continue to strategically consider how we can further improve on our supply chain optimization. The Company previously announced that it was adapting its supply chain network strategy, manufacturing capacity and organizational structure in order to prepare for the next phase of growth. The framework for the supply chain network strategy is centered on focusing investments on Oatly’s proprietary oat base technology and capacity. These actions have reduced, and are expected to continue to reduce, our capital expenditures and have a positive effect on our expected cash flows.

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
•
Rapeseed oil and other strategic ingredients. We source non-GMO, low erucic rapeseed oil. For our products produced in Europe & International, we source from within the EU, and for products produced in the North America, we source from Canada and for products produced in Greater China, we source from China.
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

Production Process Overview

The Oatly production process consists of the following key steps, beginning with our core science and oat base technology:

•
Manufacturing our proprietary oat base. The premise of our patented oat base technology is an enzymatic process that closely mirrors the human body’s process used to breakdown starches. Oats are cleaned, dehulled and heated to groats, which then undergo our patented enzymatic processing to form the basis of our core oat base. This process allows us to achieve a robust macro-nutritional profile with soluble dietary fibers (beta-glucans), stable composition, and functional character of foamability and texture. We manage all of our oat base manufacturing facilities globally. This allows us to minimize the risk of infringement of our IP rights.
•
Transporting the oat base to a filling plant, where applicable. In instances where we are using a co-manufacturer, we transport the oat base to a filling plant, either by a pipeline to a nearby filling plant or by a tanker truck to co-manufacturers, who assist us with mixing and filling.
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
•
Delivering products to fulfillment warehouses. We then take the finished products to fulfillment warehouses, where they will be distributed to our customers.
•
Ensuring quality. We strive to ensure that our products meet both externally mandated quality control regulations and standards, as well as internally established quality standards through a framework of procedures.

Production Models

We utilize three main production models to meet global demand for our products: co-manufacturing, hybrid and end-to-end self-manufacturing. In our co-manufacturing model, we transport our oat base through tanker trucks to our third-party partners for filling and mixing. In our hybrid solution, we transport our oat base through pipelines to a physically adjacent plant operated by our third-party partners for filling and mixing. Using an end-to-end self-manufacturing model, we produce the oat base, mix and fill the products at a single Oatly-owned and operated facility. As noted above, we have initiated several strategic actions to adapt our supply chain network strategy and simplify the organizational structure in order to prepare for the next phase of growth. We believe these actions will increase the agility of the organization and drive profitability with a more asset-light strategy.

For the year ended December 31, 2024, approximately 5% of our products were produced through the co-manufacturing model, 63% through a hybrid model and 32% through our own end-to-end self-manufacturing.

Geographic Footprint

We have strategically built our manufacturing facilities to be in close proximity to our consumers as well as our co-manufacturers, where possible. This allows us to reduce our transportation costs, which can help us to lower our environmental impact and can drive production efficiencies and cost savings. For a description of the principal markets in which we operate, which are Europe & International, Greater China and North America, including a breakdown of revenues by category of activity and geographic market for each of the last three fiscal years, see Item 5. “Operating and Financial Review and Prospects” of this Annual Report.

We have grown our production facilities from one site in Sweden in 2018, to five across Europe, the United States and Asia as of December 31, 2024. At year end 2024, we had technically available capacity of approximately 900 million liters of finished goods equivalent of oat base, which does not include capacity that was previously available in our manufacturing facility in Singapore.

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

We aim to apply our employment policies and practice in full compliance with applicable national and local fair employment laws, including those relating to compensation, benefits, transfer, retention, termination, training, career development opportunities and social and recreational programs. We also conduct ongoing Diversity, Equity and Inclusion (“DEI”) work to ensure that we are fostering an inclusive and collaborative workplace environment. For example, we conduct employee surveys on a regular basis to gather employee feedback on our DEI practices to ensure no one has or is currently experiencing discrimination. We also identify and drive appropriate regional DEI programs led by our local employee groups, to ensure they reflect the cultural and legal requirements in each such market.

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

Even though we operate in a highly competitive industry, we believe that we effectively compete with respect to each of the above factors. However, many companies in our industry have substantially greater financial resources, longer operating histories, broader product portfolios, broader market presence, longer standing relationships with distributors and suppliers, larger production and distribution capabilities, and higher measures of household penetration or brand recognition on an absolute level.

Intellectual Property

We own domestic and international trademarks and other proprietary rights that are important to our business. We believe the protection of our trademarks, designs, copyrights, patents, domain names, trade dress and trade secrets are important to our success and have a global approach to protecting our trademarks, designs, patents and other intellectual property rights.

Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. Depending upon the jurisdiction, trademarks are valid as long as they are used in the regular course of trade and/or their registrations are properly maintained. Our primary trademarks are OATLY, WOW NO COW and POST MILK GENERATION, all of which are registered or pending registration in the United States and approximately 70 other countries in the world. In addition, we strive to protect key branding elements of our marketing, signaling the commercial origin of our products and services. As of December 31, 2024, we owned 49 registered trademarks and eight pending trademark applications in the United States and around 2,090 registered trademarks, pending trademark applications or designations under the Madrid protocol globally. We take an active approach in defending and expanding the scope of protection of our trademarks with a vigilant global trademark watch. We further take decisive action against potential infringers both when it comes to registrations and actual use of marks confusingly similar to our trademarks.

Our patent portfolio aims to protect our oat base technology, as well as specific product recipes when relevant. The majority of our patents and patent applications cover our Barista Edition and oat drink products, but we also have patent families within categories such as gurt, soft serve, and our oat base residue. As of December 31, 2024, we owned one issued patent and 15 pending patent applications in the United States and more than 130 issued patents and pending patent applications globally.

We wish to keep confidential the specifics of our marketing, promotions and products, as well as proprietary information related to formulas, processes, know-how and methods used in our production and manufacturing and seek to protect all such information as trade secrets.

Seasonality

To date, we have not experienced pronounced seasonality, but such fluctuations may have been masked by our historical growth and macroeconomic trends, including higher inflation. As the Group continues to grow, including the relative size of our markets, we expect to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in the Asia region compared to the remaining quarterly periods of the year.

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

Following the end of the transition period on December 31, 2020, due to the United Kingdom’s withdrawal from the EU, Great Britain’s food and feed safety policy is no longer automatically governed by EU law, even though certain EU legislation (including the General Food Law Regulation) has been retained, and successively renamed as assimilated law from January 1, 2024. This is, however, not the case for Northern Ireland due to the Windsor Framework agreement between the EU and the United Kingdom. As per the agreement, products that are manufactured in the Northern Ireland are still subject to EU legislation.

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

The General Food Law Regulation also established the Rapid Alert System for Food and Feed (“RASFF”) to provide EU RASFF Member Countries’ food control authorities with an effective tool to exchange information about measures taken responding to serious risks detected in relation to food. Consumers have access to a specific RASFF Consumers’ Portal, which provides information on food recalls and public health warnings. Since the EU exit, the UK still receives RASFF notifications from EU bodies, however any response to those, or notifications from the UK authorities, will be communicated to EU partner organizations via the appropriate INFOSAN contacts, as UK no longer has access to create or log on the RASFF system for that purpose.

Additionally, food business operations in the EU must ensure that their products and activities comply with European regulations governing the presentation, advertising and claims related to food products, in particular Regulation (EU) No 1169/2011 on the provision of food information to consumers, which, among other things, requires that, unless provided otherwise, pre-packed foods are accompanied by mandatory information such as list of ingredients, nutrition declaration, allergen information, and net quantity of the food. Nutrition claims (e.g., “low fat”) and health claims (i.e. any statement about a relationship between food and health) related to food are specifically regulated by Regulation (EU) No 1924/2006, which seeks to ensure that any claim made on a food’s labeling, presentation or advertising is clear, accurate and based on scientific evidence and does not mislead European consumers. Regulation (EU) No 432/2012, as amended, establishes a list of permitted health claims (other than those referring to the reduction of disease risk and to children’s development and health). Only health and nutrition claims that have been authorized by the EC, as included in the aforementioned regulations can be used. Food business operators must further ensure compliance with Regulation (EC) 1333/2008 on the rules on food additives (including conditions of use, labeling and procedures), Regulation (EU) 231/2012 on specifications for food additives, Regulation (EC) 1334/2008 on the rules on food flavoring, Regulation (EC) 1332/2008 on the rules on food enzymes and

Regulation (EU) No 1308/2013, as complemented by EC Decision No. 2010/791, establishing a common organization of the markets in agricultural products, which provides specific requirements for some food products including specific limits to the use of the terms “milk” and “milk products”.

Specific provisions apply to enriched products which are products to which vitamins and minerals have been added either to replace some of the nutrients lost when the food was manufactured/stored or to match the nutritional composition of the food that a substitute food aims to replace. Enriched products are subject to Regulation (EC) No 1925/2006 on the addition of vitamins and minerals and of certain other substances to foods, that together with Regulation (EU) 1169/2011 on food information to consumers, harmonize the provisions regarding the addition of vitamins and minerals and of certain other substances to foods. Pending the EC of harmonized EU maximum levels for vitamins or minerals that may be added to food supplements and enriched products and minimum levels for specific vitamins and minerals when added to food supplements, which was expected during the first quarter of 2024, EU member states can define those limits based on the needs of the local population.

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

C. Organizational Structure

The legal name of our company is Oatly Group AB and we are organized under the laws of Sweden. We have 35 wholly-owned subsidiaries and one 60% owned subsidiary. The Company’s principal subsidiaries as at December 31, 2024 are as follows:

Name	Country/place of registration and operations	Principal activities	Proportion of voting rights and shares held (directly or indirectly) (%)
Direct ownership
Cereal Base CEBA AB	Sweden	Holding	100%
Indirect ownership
Oatly AB	Sweden	Holding	100%
Oatly Sweden Operations & Supply AB	Sweden	Production	100%
Havrekärnan AB	Sweden	Production	100%
Oatly UK Ltd.	United Kingdom	Selling	100%
Oatly Germany GmbH	Germany	Selling	100%
Oatly Switzerland AG	Switzerland	Selling	100%
Oy Oatly AB	Finland	Selling	100%
Oatly Netherlands BV	Netherlands	Selling	100%
Oatly Netherlands Operation & Supply BV	Netherlands	Production	100%
Oatly EMEA AB	Sweden	Selling	100%
Oatly Inc.	United States	Holding	100%
Oatly US Inc.	United States	Selling	100%
Oatly US Operations & Supply Inc.	United States	Production	100%
Oatly Singapore Operations & Supply Pte Ltd.	Singapore	Production	100%
Oatly Hong Kong Holding Ltd.	Hong Kong, China	Selling	100%
Oatly Shanghai Co. Ltd.	China	Selling	100%
Oatly Food Co Ltd.	China	Production	100%
Oatly Thousands of Island Co Ltd.	China	Production	100%

D. Property, Plants and Equipment

Corporate Offices

Our headquarters are located at Ångfärjekajen 8, 211 19 Malmö, Sweden, under a lease for approximately 50,000 square feet of office space, expiring on February 29, 2028. We also lease regional offices in other locations, including London, Berlin, Helsinki, Amsterdam, Paris, Barcelona, Lund, Philadelphia, Shanghai, Singapore and Hong Kong.

Supply Chain Operations

We currently have five production facilities, two each in Europe & International and North America and one in Greater China. We currently own an end-to-end factory in Landskrona, Sweden and an oat base production facility in our Millville, New Jersey factory. We lease two factories for hybrid production: one in Vlissingen, the Netherlands and one in Ogden, Utah. We lease the facility for end-to-end production in Ma’anshan, China. We have during the year made adjustments to our supply chain footprint to better match where we have the largest supply and demand gaps. In 2024, we decided to close our production facility in Singapore and discontinued the construction of our second production facility in China, which we historically referred to as “Asia III.”

We estimate that we will invest in the range of $30 million to $35 million in 2025, related to regular maintenance and efficiency investments in our existing facilities.

As of the end of 2024, we had a run-rate output of approximately 900 million liters of finished goods equivalent of oat base capacity.

Innovation and Product Development

We lease a center for new product development in Philadelphia, Pennsylvania and a research and development facility in Lund, Sweden.

Financing

We are financing our capital expenditures primarily through cash generated by the issuance of equity and Convertible Notes, and from borrowings under our credit facilities described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sustainable Revolving Credit Facility and Term Loan B Facility”, the proceeds from our Convertible Notes described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Convertible Notes” and the leasing arrangements described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Commitments.” We expect to continue to use this combination of financing to fund our continued expansion. For changes in facilities and borrowings after the reporting period, see Note 35 Events after the end of the reporting period to our consolidated financial statements included elsewhere in this Annual Report.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion of our operating and financial review and prospects in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS Accounting standards, as issued by the International Accounting Standards Board.

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those contained in any forward-looking statements.

The information called for by this Item 5, regarding a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022 has been reported previously in our Annual Report on 20-F for the year ended December 31, 2023 filed with the SEC on March 22, 2024 under “Item 5. Operating and Financial Review and Prospects,” which discussion is incorporated by reference herein.

A. Operating Results

Overview

Oatly is the world’s original and largest oatmilk company. Our products are sold globally through a variety of channels, from independent coffee shops to nation-wide partnerships with established franchises like Starbucks, from food retailers like Target and Tesco to premium natural grocers and corner stores, as well as through e-commerce channels such as Alibaba’s Tmall.

We currently operate five manufacturing facilities, with two in the United States, one in Sweden, one in the Netherlands, and one in China.

More detailed information about our business is included under Item 4. “Information on the Company” in this Annual Report.

Components of Results of Operations and Trends and Other Factors Affecting our Business

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations and trends and other factors affecting our business.

Strategic actions

We continue to execute on our strategic priorities focused on achieving profitable growth. These actions are aimed at setting clear priorities for our teams, reducing complexity to increase organizational agility, and executing a more asset-light supply chain strategy.

In executing these actions, we simplified our organizational structure. We reviewed the organizational structure to adjust the fixed cost base globally, including employee-related costs, professional services, and other related costs. We have recorded restructuring costs of $8.2 million in 2024 related to these actions (2023: $14.8 million).

During the fourth quarter 2023, we decided to discontinue the construction of our production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. During 2024, we completed substantially all of the activities relating to the exit of these two facilities. Also, in 2024, we decided to close our production facility in Singapore and discontinued the construction of our second production facility in China, which we historically referred to as “Asia III.”

For a further discussion on risks related to these impairments see Item 3.D. “Key Information—Risk Factors—Risks Related to our Business and Industry—We have recently recognized impairment charges for long-lived assets and other exit costs in connection with our production facilities, and we may need to recognize further costs in the future, which could adversely impact our business, financial condition and results of operations.”

Effective as of January 1, 2024, we made changes to how we make strategic decisions and allocate resources among our operating segments. As part of this change, the Greater China business is managed separately from the rest of the Asia business, forming its own operating segment. The rest of the Asia business, including the recently-closed Singapore manufacturing facility, is managed together with the EMEA business, which is now identified as Europe & International.

Further details, see Note 5 Segment information to our consolidated financial statements, included elsewhere in this Annual Report.

Impact of the Macroeconomic Environment on our Results

Our business continues to be exposed to the effects of the current global macroeconomic environment. We continue to maintain a global focus on the controllable aspects of our business while navigating the challenging operating environment.

•
Consumer Spending: Changes in the macroeconomic landscape have affected customer spending habits, increasing demand for cheaper products and labels. Our fiscal 2024 revenue growth reflects solid demand for our products despite ongoing uncertainty in the global economy. We will continue to closely monitor macroeconomic conditions, including potential impacts of inflation and rising interest rates on consumer behavior.
•
Inflationary pressures: As a result of inflationary pressures over the past several years, we have experienced and may continue to experience, higher commodity and supply chain costs, including transportation, packaging, manufacturing, and ingredient costs, as well as higher electricity costs. We have in the past taken, and may in the future take, measures to mitigate the impact of this inflation, such as a combination of strategic pricing actions, product and customer mix management, operational improvements in our supply chain, and reductions in our overhead costs. We will continue to closely monitor the prices of our input costs and look for additional ways to offset the impact on our business.
•
Geopolitical tensions: Russian invasion of Ukraine in February 2022 has resulted in many broader economic impacts such as sanctions and bans against Russia and Russian products imported into certain countries in Europe and the United States. Such sanctions and bans have impacted, and may continue to impact, commodity pricing such as fuel and energy costs, leading to higher transportation costs which make it more expensive for us and our partners to deliver products to our customers. We do not directly procure goods or services from Russia or Ukraine. However, these two countries are large exporters of farm produce and fertilizer. This has indirectly impacted the supply and pricing of certain ingredients for our products. We also have experienced an impact on supply chains due to the ongoing war and, for example, have removed rail transport to Asia through Russia. Further sanctions, bans, or other economic actions in response to the ongoing war in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to our supply chain, and a lack of consumer confidence resulting in reduced demand. While the extent of such items is not presently known, any of them could negatively impact our business, results of operations, and financial condition. Additionally, further escalation of geopolitical tensions related to the ongoing conflict in the Middle East and the conflict in the Red Sea, including increased trade barriers or restrictions on global trade, could result in, among other things, broader impacts that expand into other markets, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain, or a diminished consumer confidence resulting in reduced demand.
•
Tariffs and the emergence of a trade war: Any trade tensions or trade wars, for example, between the United States and China, the United States and Canada, the United States and Mexico, the United States and the EU, or news and rumors of potential retaliatory tariffs, could have an adverse impact on our business, financial condition and results of operations. We will closely monitor the impact of changes in tariffs and other trade barriers on our business and take appropriate measures to offset any potential headwinds.
•
Foreign Currency Impacts: As a global company, we are exposed to risk arising from foreign currency exchange rates. In fiscal 2024, fluctuations in foreign currency exchange rates positively impacted our reported revenues by approximately $2.2 million, increasing our revenue growth rate to 5.1% on a reported basis from 4.8% on a constant currency basis.

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

Our sustainability pillars and ambitions

Our sustainability ambitions and goals form a key part of our business strategy and operations. This work is led by leaders throughout our company, and managed by our Chief Executive Officer, whose role is to work with the Board and the rest of the management team to implement our sustainability strategy and to advise other leaders to integrate that strategy into their business strategies and actions. In assuming this responsibility at the beginning of 2024, our Chief Executive Officer has ownership of our continued evolution into an organization where sustainability is truly embedded, partnering with our sustainability leaders to collectively fulfill the responsibilities that have traditionally sat with a chief sustainability officer. As we describe in our current sustainability plan, this work is focused around three pillars of action that guide our sustainability programs. These three pillars are as follows:

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

Our sustainability ambitions and objectives continue to evolve, as we work to increase the transparency of progress on such ambitions and objectives. In 2024, we continued our preparation for applicable EU regulations. We continue to seek to demonstrate the alignment of our operations with certain UN SDGs and approach the structure of our reporting in a way that aligns with the metrics of the relevant standard of the International Sustainability Standards Board’s SASB Standards, a globally recognized ESG-reporting framework.

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

Our 2024 sustainability highlights

In 2024, we broadened our framework for regenerative oat sourcing, known as the Future Agriculture Renovation Movement (“FARM”) framework to include biodiversity protection criteria. An example of this would be ensuring there is no conversion of natural habitat in the course of implementing regenerative farming practices. We also expanded the FARM approach to include both additional acres and partners.

We continued to source renewable electricity for all Oatly-operated factories and our production partners. Sourcing renewable heat energy remains a challenge outside of Sweden. De-steaming and electrification are key elements of our decarbonization strategy to help Oatly achieve 100 percent renewable energy.

We also continue to focus on network optimization and expanding our use of sustainable transportation fuels as part of our overall logistics strategy, striving towards 100% sustainable ground transport (inbound and outbound) for our products and materials, employing electric vehicles, rail or vehicles using renewable fuels.

We believe that change and impact begins with our people. We work to provide a safe and equitable environment for personal growth for our employees. In 2024, we completed a Human Rights Saliency assessment and are currently taking next steps to update and formalize our human rights due diligence process. We also reported the results of our first gender equal pay analysis.

In 2024, we completed a number of studies that show relevant Oatly products have a lower climate impact than the comparable cow’s milk product in the markets surveyed. With our lower footprint than market-weighted average milk category, last year, Oatly’s products were the first in the World to be qualified by the Exponential Roadmap Initiative (ERI) as Climate Solution Products. We continued to advocate for climate footprint labelling to become more widely adopted, and to have constructive dialogue with numerous industry groups and policy makers about this topic. We have also continued to implement climate footprint labeling for many of our products, including expanding climate footprint labeling into Asia in 2024. Finally, we continued to carry out comprehensive comparative life-cycle analyses (LCAs) for core Oatly products.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three segments: Europe & International, North America and Greater China. Our customers include retailers, e-commerce channels, coffee shops and other specialty providers within the foodservice industry.

Europe & International is our largest revenue-producing segment, followed by the North America and Greater China segments. Currently, our primary markets in Europe & International are the United Kingdom, Germany and Sweden. In North America, substantially all of our revenue to date can be attributed to the United States, and in Greater China, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers. For the twelve months ended December 31, 2024, on a consolidated level, oatmilk accounted for 90% of our revenue (2023: 90%).

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported revenue. These promotional activities impact our revenue and changes in such activities could impact period-over-period results.

The following factors and trends in our business have driven revenue growth over prior periods and are expected to be key drivers of our revenue growth going forward:

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

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of revenue, as a result of the scaling of our business and optimizing our production footprint.

Gross profit and margin

Gross profit consists of our revenue less costs of goods sold. We have scaled our production capacity significantly over the past couple of years. Our gross profit margin has benefited and we expect it will continue to benefit from the localization of production capacity closer to our customers and consumers as well as increased focus on our asset-light supply chain strategy. Over time, we expect to improve our manufacturing operational performance and leverage the cost of our fixed production and staff costs, including a higher focus on procurement efficiencies through scale of purchasing and diversification of suppliers.

Our cost of goods sold significantly increased in 2022, resulting in us taking pricing actions in 2022 and 2023 to partially offset these headwinds. Further pricing actions might be enacted if deemed necessary to offset cost of goods sold inflation, but there is no assurance we will be able to offset all inflationary pressure impacting our business operations.

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

Other operating income and (expenses), net, consists primarily of impacts related to closure of production facility, discontinued construction of certain production facilities, and net foreign exchange gains (losses) on operating related activities.

Other

Finance income and (expenses), net, primarily consists of fair value changes on Convertible Notes, transaction costs relating to amendments in our financing arrangements, interest expenses related to Convertible Notes and loans from credit institutions, interest expenses on lease liabilities, interest income and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax expense represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Year ended December 31,
	2024		2023
	(in thousands)	% of revenue	(in thousands)	% of revenue
Revenue	823,666	100.0%	783,348	100.0%
Cost of goods sold	(587,174)	(71.3)%	(631,265)	(80.6)%
Gross profit	236,492	28.7%	152,083	19.4%
Research and development expenses	(30,135)	(3.7)%	(21,047)	(2.7)%
Selling, general and administrative expenses	(324,719)	(39.4)%	(373,396)	(47.7)%
Other operating income and (expenses), net	(67,790)	(8.2)%	(214,652)	(27.4)%
Operating loss	(186,152)	(22.6)%	(457,012)	(58.3)%
Finance income and (expenses), net	(12,421)	(1.5)%	48,847	6.2%
Loss before tax	(198,573)	(24.1)%	(408,165)	(52.1)%
Income tax expense	(3,699)	(0.4)%	(8,895)	(1.1)%
Loss for the year	(202,272)	(24.6)%	(417,060)	(53.2)%
Attributable to:
Shareholders of the parent	(201,949)	(24.5)%	(416,874)	(53.2)%
Non-controlling interests	(323)	0%	(186)	0%

For the years ended December 31, 2024 and 2023

Revenue

Revenue increased by $40.3 million, or 5.1%, to $823.7 million for the year ended December 31, 2024, net of sales discounts, rebates and trade promotions, from $783.3 million for the year ended December 31, 2023, This revenue growth was mainly driven by continued volume growth for our products in North America and Europe & International, but was partially offset by revenue decline in the Greater China segment. In the Greater China segment, the first half of the year was impacted by the Company’s decision from 2023 to refocus into the foodservice channel which led to the discontinuation of certain lower-margin products and customers, and the second half of the year benefited from sales to a new large foodservice customer. Excluding a foreign currency exchange tailwind of $2.2 million, revenue for the twelve months ended December 31, 2024 would have been $821.4 million, or an increase of 4.8%, using constant exchange rates (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis). Sold finished goods volume for the twelve months ended December 31, 2024 amounted to 563.4 million liters compared to 517.7 million liters for the prior year period, an increase of 8.8%. The produced finished goods volume for the twelve months ended December 31, 2024 amounted to 576.3 million liters compared to 506.3 million liters for the same period last year, an increase of 13.8%.

The Company continued to experience sold volume growth across the retail and foodservice channels of 3.8% and 16.8%, respectively, for the twelve months ended December 31, 2024. In the twelve months ended December 31, 2024 and 2023, the retail channel accounted for 61.2% and 61.1% of our revenue, respectively, the foodservice channel accounted for 35.1% and 34.6% of our revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 3.7% and 4.3% of our revenue, respectively.

Europe & International, North America and Greater China accounted for 52.7%, 33.3% and 14.0% of our total revenue in the twelve months ended December 31, 2024, respectively, as compared to 52.1%, 31.9% and 16.0% of our total revenue in the twelve months ended December 31, 2023, respectively.

As a result of the strategic actions and restructuring activities during the year, our number of employees has decreased by 66 employees, to 1,482 employees as of December 31, 2024 from 1,548 employees as of December 31, 2023. The average number of full-time consultants decreased by 23 consultants to 80 consultants for the year ended December 31, 2024 from 103 consultants for the year ended December 31, 2023.

Cost of goods sold

Cost of goods sold decreased by $44.1 million, or 7.0%, to $587.2 million for the year ended December 31, 2024 from $631.3 million for the year ended December 31, 2023. This decrease was primarily driven by fixed costs absorption and an increase in supply chain efficiencies across all segments, a reduction in costs in Greater China from the strategic reset implemented during the third quarter of 2023, and cost saving initiatives in Europe & International and North America segments.

Gross profit and margin

Gross profit increased by $84.4 million, or 55.5%, to $236.5 million for the year ended December 31, 2024, from $152.1 million for the year ended December 31, 2023. Gross margin increased by 9.3 percentage points, to 28.7% for the year ended December 31, 2024 from 19.4% for the year ended December 31, 2023. The improvement in gross profit margin was primarily driven by improvements in cost of goods sold across all segments.

Operating expenses

Research and development expenses increased by $9.1 million, or 43.2%, to $30.1 million for the year ended December 31, 2024, from $21.0 million for the year ended December 31, 2023, and as a percentage of revenues, 3.7% and 2.7%, respectively. This increase was mainly driven by expenses related to the previously communicated new product launch issue in the North America segment, offset by a decrease in employee related expenses, driven by reduced headcounts as a result from our strategic actions to adjust fixed cost base globally.

Selling, general and administrative expenses decreased by $48.7 million, or 13.0%, to $324.7 million for the year ended December 31, 2024, from $373.4 million for the year ended December 31, 2023, and as a percentage of revenues 39.4% and 47.7%, respectively. The decrease was primarily due to the various cost restructuring activities implemented since early 2023, including $21.6 million reduction in employee related expenses, $12.9 million reduction in external consultants, contractors, and other professional fees, and $4.7 million reduction in corporate insurance expenses. Customer distribution costs decreased by $1.0 million and also decreased as a percentage of revenue from 6.6% to 6.2%.

Other operating income and (expenses), net decreased by $146.9 million to an expense of $67.8 million for the year ended December 31, 2024, from an expense of $214.7 million for the year ended December 31, 2023. The expense for 2024 comprised primarily of non-cash impairment charges of $41.7 million related to the discontinued construction of the second production facility in China (Asia III) and the closure of the production facility in Singapore, and other exit costs of $23.0 million related to the closure of the production facility in Singapore. The decrease in other operating expenses compared to the 2023 was primarily due to the impact of the discontinued construction of the production facilities in Peterborough, UK and Dallas-Fort Worth, Texas in the fourth quarter of 2023, which resulted in asset impairment charges of $172.6 million and other costs of $29.0 million. The decrease in other operating expenses was also due to the impact of $9.3 million in costs for the legal settlement in the third quarter of 2023. Refer to Note 33 Commitments and contingencies to our consolidated financial statements included elsewhere in this Annual Report for further details on the legal settlement.

Finance income and (expenses), net decreased by $61.3 million to an expense of $12.4 million for the year ended December 31, 2024, from an income of $48.8 million for the year ended December 31, 2023. The decrease was primarily due to $63.5 million in lower fair value gains on Convertible Notes.

Income tax expense decreased by $5.2 million to $3.7 million for the year ended December 31, 2024 from $8.9 million for the year ended December 31, 2023. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions. In the twelve months ended December 31, 2024, Oatly Group had an effective tax rate (“ETR”) of 1.9% based on a total pre-tax loss of $198.6 million. The main driver of the Group’s ETR is unrecognized tax losses in Sweden and certain other jurisdictions.

Seasonality

To date, we have not experienced pronounced seasonality, but such fluctuations may have been masked by our historical growth and macroeconomic trends, including higher inflation. As the Group continues to grow, including the relative size of our markets, we expect to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in the Asia region compared to the remaining quarterly periods of the year.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a liquidity measure, and each in our financial communications:

“EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, expenses related to a new product launch issue, costs related to legal settlement, impacts related to discontinued construction of production facilities, impacts related to closure of production facility, costs related to the YYF Transaction, and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS Accounting standards. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS Accounting standards measure. Some of these limitations are:

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
•
Adjusted EBITDA does not reflect expenses related to a new product launch issue that reduce cash available to us;
•
Adjusted EBITDA does not reflect costs related to legal settlement that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to discontinued construction of production facilities, although some of these may reduce cash available to us in future periods;

•
Adjusted EBITDA excludes impacts related to closure of production facility, although some of these may reduce cash available to us in future periods;
•
Adjusted EBITDA does not reflect costs related to the YYF Transaction that reduced cash available to us;
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

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS Accounting standards measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business.

“Free Cash Flow” is defined as net cash flows used in operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS Accounting standards and should not be considered as an alternative to net cash flows used in operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS Accounting standards measures in assessing our overall financial liquidity. Because Free Cash Flow is not a measurement determined in accordance with IFRS Accounting standards, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our consolidated financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows used in operating activities for the periods presented.

The table below reconciles EBITDA and Adjusted EBITDA to loss for the periods presented.

	2024	2023
(in thousands of U.S. dollars)
Loss for the period	(202,272)	(417,060)
Income tax expense	3,699	8,895
Finance (income) and expenses, net	12,421	(48,847)
Depreciation and amortization expense	49,966	51,874
EBITDA	(136,186)	(405,138)
Share-based compensation expense	13,598	21,446
Restructuring costs(1)	8,172	14,760
New product launch issue(2)	11,998	—
Asset impairment charges and other costs related to discontinued construction of production facilities(3)	24,660	201,560
Asset impairment charges and other costs related to closure of production facility(4)	42,110	—
Costs related to the YYF Transaction(5)	—	375
Legal settlement(6)	—	9,250
Non-controlling interests	323	186
Adjusted EBITDA	(35,325)	(157,561)
(1)
Relates primarily to severance costs as the Group adjusts its organizational structure.
(2)
Expenses related to a new product launch issue.
(3)
The cost for the twelve months ended December 31, 2024 primarily relates to non-cash impairments related to discontinued construction of the Group’s second production facility in China (Asia III), partially offset by reversal of previously recognized costs related to discontinued construction of the Group’s production facility in Peterborough, UK and Dallas-Fort Worth, Texas. The cost for the twelve months ended December 31, 2023 relates to discontinued construction of its production facilities in Peterborough, UK and Dallas-Fort Worth, Texas.
(4)
Relates to non-cash impairments of $19.1 million and $23.0 million in restructuring and other exit costs related to the closure of the Group’s production facility in Singapore.
(5)
Relates to the YYF Transaction. See Note 34 Non-current assets held for sale to our consolidated financial statements included elsewhere in this Annual Report for further details.
(6)
Relates to US securities class action litigation settlement expenses. See Note 33 Commitments and contingencies to our consolidated financial statements included elsewhere in this Annual Report for further details.

The table below reconciles revenue as reported to revenue on a constant currency basis by segment for the periods presented.

	Year ended December 31,		$ Change			% Change
(in thousands of U.S. dollars)	2024	2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	434,263	408,410	434,263	4,104	430,159	6.3%	5.3%	4.8%	0.5%
North America	274,455	250,264	274,455	—	274,455	9.7%	9.7%	10.0%	-0.3%
Greater China	114,948	124,674	114,948	(1,865)	116,813	-7.8%	-6.3%	21.2%	-27.5%
Total revenue	823,666	783,348	823,666	2,239	821,427	5.1%	4.8%	8.8%	-4.0%

The table below reconciles Free Cash Flow to net cash flows from operating activities for the periods presented.

	Year ended December 31,
(in thousands of U.S. dollars)	2024	2023
Net cash flows used in operating activities	(114,428)	(165,626)
Capital expenditures	(41,195)	(69,045)
Free Cash Flow	(155,623)	(234,671)

Segment Information

	Year Ended December 31, 2024
(in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	434,263	274,455	114,948	—	—	823,666
Intersegment revenue	6,429	—	—	—	(6,429)	—
Total segment revenue	440,692	274,455	114,948	—	(6,429)	823,666
Adjusted EBITDA	56,128	5,298	(1,645)	(95,106)	—	(35,325)
Share-based compensation expense	(1,985)	656	(2,101)	(10,168)	—	(13,598)
Restructuring costs(1)	(2,410)	(1,222)	(1,940)	(2,600)	—	(8,172)
New product launch issue(2)	—	(11,998)	—	—	—	(11,998)
Asset impairment charges and other costs related to discontinued construction of production facilities(3)	(2,875)	3,283	(25,068)	—	—	(24,660)
Asset impairment charges and other costs related to closure of production facility(4)	(42,110)	—	—	—	—	(42,110)
Non-controlling interests	—	—	(323)	—	—	(323)
EBITDA	6,748	(3,983)	(31,077)	(107,874)	—	(136,186)
Finance income	—	—	—	—	—	57,758
Finance expenses	—	—	—	—	—	(70,179)
Depreciation and amortization	—	—	—	—	—	(49,966)
Loss before tax	—	—	—	—	—	(198,573)

	Year Ended December 31, 2023
(in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	408,410	250,264	124,674	—	—	783,348
Intersegment revenue	25,601	—	181	—	(25,782)	—
Total segment revenue	434,011	250,264	124,855	—	(25,782)	783,348
Adjusted EBITDA	28,377	(31,910)	(57,543)	(96,485)	—	(157,561)
Share-based compensation expense	(2,378)	(3,820)	(4,608)	(10,640)	—	(21,446)
Restructuring costs(1)	(1,382)	(3,062)	(2,675)	(7,641)	—	(14,760)
Asset impairment charges and other costs related to discontinued construction of production facilities(5)	(158,551)	(43,009)	—	—	—	(201,560)
Costs related to the YYF Transaction(6)	—	(375)	—	—	—	(375)
Legal settlement(7)	—	—	—	(9,250)	—	(9,250)
Non-controlling interests	—	—	(186)	—	—	(186)
EBITDA	(133,934)	(82,176)	(65,012)	(124,016)	—	(405,138)
Finance income	—	—	—	—	—	117,876
Finance expenses	—	—	—	—	—	(69,029)
Depreciation and amortization	—	—	—	—	—	(51,874)
Loss before tax	—	—	—	—	—	(408,165)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2024 and 2023 primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates primarily to severance costs as the Group adjusts its organizational structure.
(2)
Expenses related to a new product launch issue.
(3)
In Europe & International the cost primarily relates to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK. In North America the amount primarily relates to reversal of previously recognized non-cash impairments and other exit costs related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas. In Greater China the Company decided to discontinue the construction of the Group’s second production facility in China (Asia III). Following this decision the Company, during the fourth quarter, recorded $25.1 million primarily relating to non-cash impairments.
(4)
Relates to non-cash impairments of $19.1 million and $23.0 million in restructuring and other exit costs related to the closure of the Group’s production facility in Singapore.
(5)
Following certain events during the fourth quarter 2023, the Company decided to discontinue the construction of its production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Company recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities.
(6)
Relates to the YYF Transaction. See Note 34 Non-current assets held for sale to our consolidated financial statements included elsewhere in this Annual Report for further details.
(7)
Relates to US securities class action litigation settlement expenses. See Note 33 Commitments and contingencies to our consolidated financial statements included elsewhere in this Annual Report for further details.

B. Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity and Convertible Notes, and from borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, make capital expenditures, invest in our organizational capabilities to support profitable growth and for general corporate purposes. We are using this combination of financing to fund our business. We expect our capital expenditures for 2025 to be in the range of $30 million to $35 million, related primarily to investments in our production facilities. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. Our recent decisions to discontinue construction at the production facility in China (Asia III), and close the production facility in Singapore, have impacted our projected capital expenditures. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months. See the Risk Factor entitled “A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations” under Part I, Item 3.D of this Annual Report on 20-F.

Our primary sources of liquidity are cash and cash equivalents on hand and availability under our credit facilities. As of December 31, 2024, we had cash and cash equivalents of $98.9 million. million. Our cash and cash equivalents consist of cash in bank accounts and short-term deposits. Short-term deposits are time deposits and structured deposits.

In addition to the above, we had access to $185.7 million in undrawn bank facilities as of December 31, 2024, excluding bank overdraft facilities.

Sustainable Revolving Credit Facility and Term Loan B Credit Facility

On April 18, 2023, our SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement (as defined below), including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility (as defined below) and the TLB Credit Agreement by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into the TLB Credit Agreement with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with a floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement contains maintenance financial covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement. As of December 31,2024, we had $131.3 million, including accrued interest, outstanding under the TLB Credit Agreement.

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

In May 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the Convertible Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the Convertible Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement.

On February 14, 2024, the SRCF Agreement and the TLB Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA, the definition of which has subsequently been corrected by way of subsequent amendment), minimum liquidity and total net leverage ratio financial covenants and, in relation to the SRCF Agreement, the tangible solvency ratio financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants and (iii) provide certain flexibility for disposals of assets relating to our production facilities in Dallas Fort Worth, Texas, United States of America and Peterborough, United Kingdom. In addition, the existing draw-stop level for the SRCF Agreement, which requires that a certain amount of such facility remains undrawn for as long as the last twelve months’ (“LTM”) consolidated EBITDA of the Group is negative, has been increased from $50 million to $100 million, and the original 24 months’ non-call/make-whole period applying under the TLB Credit Agreement has been reset to apply for the 18 months following the amendment effective date (for the avoidance of doubt, the subsequent 12 months’ prepayment fee period still applies after the end of such 18-month period).

Under the amended SRCF Agreement and TLB Credit Agreement, the total net leverage ratio financial covenant, tested in respect of the LTM period ending on each quarter date, will start to apply in respect of the LTM period ending on 31 December 2026 and the applicable financial covenant level will be 4.50:1, stepping down to 3.50:1 for each LTM period ending in 2027 and to 3.00:1 for each LTM period in 2028. The reset quarterly tangible solvency ratio financial covenant level applying under the amended SRCF Agreement is 30%.

On February 11, 2025, the SRCF Agreement and TLB Credit Agreement were amended and restated to, among other things, (i) reset certain financial covenant levels applying to the minimum liquidity financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of certain financial covenants, including in relation to certain costs relating to the discontinuance of certain of the Group’s manufacturing facilities and (iii) provide certain flexibility for disposals of assets relating to the relevant manufacturing facilities.

The amended SRCF Agreement and TLB Credit Agreement impose limitations on drawdowns under the SRCF Agreement (other than under ancillary facilities, such as overdraft facilities and bank guarantees, which are exempted from these limitations) based on the last four quarters’ consolidated EBITDA of the Group, where, if last four quarters’ consolidated EBITDA of the Group is:

(i)
less than $0, $0 may be drawn; and
(ii)
equal to or greater than $75 million, the full amount of the existing facility may be drawn,

with interim steps in between, and increases requiring improved performance for two consecutive four quarter periods and reductions requiring decreased performance for one four quarter period.

Convertible Notes

On March 23, 2023, and April 18, 2023, we issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes”, and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”)). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of our existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at our option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by us. The Original Convertible Notes were convertible at the option of each holder at an initial conversion price of $2.41 per ordinary share or per ADS, subject to customary anti-dilution adjustments and conversion rate resets. On March 23, 2024, the conversion price of the Original Convertible Notes was reset to $1.81 in accordance with the terms thereof. As a result of the ADS Ratio Change, the conversion price of the U.S. Notes was proportionately adjusted from $1.81 to $36.20. The conversion price of the U.S. Notes may be reset again on March 23, 2025, if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2025, times 1.17 is below $36.20. The conversion price of the U.S. Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $27.20 on March 23, 2025.

Because the Swedish Notes are convertible into ordinary shares rather than ADSs, the ADS Ratio Change did not affect the conversion price and conversion rate of the Swedish Notes. In order to ensure that the holders of the Swedish Notes remain in the same economic position as before the ADS Ratio Change and to preserve economic equivalency of the Swedish Notes with the U.S. Notes and the HH Notes, we, in accordance with the Swedish Terms, will interpret the definition of “Daily VWAP” therein to assume the trading price of 1/20 of an ADS. The conversion price of the Swedish Notes may be reset again on March 23, 2025, if the “Daily VWAP” of 1/20 of an ADS for the 30 consecutive trading days immediately preceding March 23, 2025, times 1.17 is below $1.81. The conversion price of the Swedish Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.36 on March 23, 2025.

We may require conversion of the Convertible Notes if the last reported sale price of our ADSs equals or exceeds 200% of the applicable conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, we, Oatly AB, Oatly Inc. and other parties entered into the Intercreditor Agreement which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affect the Convertible Notes.

On May 9, 2023 we entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of our ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. The conversion price may be reset again on March 23, 2025, if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2025, times 1.17 is below $37.80. The conversion price of the HH Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $28.20 on March 23, 2025. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of our shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the Intercreditor Agreement.

The Note Terms contain covenants limiting our ability to incur additional debt other than certain debt permitted under the TLB Credit Agreement, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the applicable Note Terms).

Other Credit Facilities

In October 2019, we entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million (equivalent of $8.0 million) with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%. On October 6, 2022, the termination date of the EIF Facility was extended to October 11, 2025 and the amortization schedule thereunder revised, with amortizations in an amount of €0.3 million to be made on a quarterly basis effective January 11, 2023. The loan facility and interest margin remained unchanged. On February 14, 2024, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the SRCF Agreement on February 14, 2024, and on February 11, 2025, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the SRCF Agreement on February 11, 2025. As of December 31, 2024, we had €1.3 million (equivalent of $1.3 million) outstanding under the EIF Facility, including accrued interest.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Year Ended December 31,
(in thousands of U.S. dollars)	2024	2023
Net cash flows used in operating activities	(114,428)	(165,626)
Net cash flows used in investing activities	(9,251)	(26,698)
Cash flows (used in)/from financing activities	(27,288)	354,995

Net cash used in operating activities

Net cash flows used in operating activities decreased by $51.2 million to $114.4 million for the year ended December 31, 2024 from $165.6 million for the year ended December 31, 2023, which was primarily driven by improved operating results, partly offset by a cash outflow of $29.7 million related to discontinued construction of the Group’s production facilities in Peterborough, UK and Dallas-Fort Worth, Texas, and a cash outflow of $9.3 million related to the settlement of US securities class action litigation.

Net cash used in investing activities

Net cash flows used in investing activities decreased by $17.4 million to $9.3 million for the year ended December 31, 2024 from $26.7 million for the year ended December 31, 2023. The lower outflow was primarily driven by capital expenditure of $41.2 million compared to $69.0 million in the prior year period, offset by $31.2 million in net proceeds from sale of property, plant and equipment in 2024, and $44.0 million in net proceeds from the sale of assets related to the YYF Transaction in 2023.

Net cash (used in)/from financing activities

Net cash flows (used in)/from financing activities decreased by $382.3 million to an outflow of $27.3 million for the year ended December 31, 2024 from an inflow of $355.0 million for the year ended December 31, 2023, which was primarily due to net proceeds of $325.0 million from the close of the financing transactions in 2023. For more detail on the financing activities, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” above.

Contractual Obligations and Commitments

For information regarding our contractual commitments and contingencies, see Note 33 Commitments and contingencies to our consolidated financial statements included elsewhere in this Annual Report.

C. Research and Development, Patents and Licenses, etc.

For a description of the Company’s research and development policies, see Item 4.B. “Information on the Company—Business Overview” and discussions elsewhere in this Item 5. “Operating and Financial Review and Prospects.”

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Jean-Christophe Flatin	56	Chief Executive Officer
Marie-José David	53	Chief Financial Officer
Daniel Ordoñez	56	Global President & Chief Operating Officer
Board Members
Martin Brok	58	Board Member
Gregory Christenson	57	Board Member
Ann Chung	43	Board Member
Bernard Hours	68	Board Member
Lillis Härd	54	Board Member
Hannah Jones	57	Board Member
Eric Melloul	56	Board Member
Frances Rathke	64	Board Member
Lai Shu Tuen-Muk	51	Board Member
Xin Wang	40	Board Member
Yawen Wu	42	Board Member

Unless otherwise indicated, the current business addresses for our executive officers and the members of our Board of Directors is c/o Oatly Group AB, Ångfärjekajen 8 211 19 Malmö, Sweden.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Jean-Christophe Flatin has served as our Chief Executive Officer since June 2023, and prior to that he served as our Global President from June 2022 to June 2023. Prior to joining the Company, Mr. Flatin served as President of Innovation, Science, Technology and Mars Edge at Mars from September 2018 to June 2022. In total, he has more than 30 years of experience at Mars, Incorporated. Mr. Flatin holds a Master in Management from ESPC Europe.

Marie-José David has served as our Chief Financial Officer since October 2023. Prior to joining the Company, Ms. David served as Chief Financial Officer at Mars Veterinary Health International & Diagnostics from September 2020 to July 2023, as Chief Financial Officer Americas at Pandora from February 2019 to June 2020 and as Vice

President, Finance for a professional product division at L’Oréal USA from August 2012 to January 2019. Ms. David holds a Bachelor in Economics and Management and a Master in Finance from University Pantheon Assas (PARIS II).

Daniel Ordoñez has served as our Global President since February 2025 and as our Chief Operating Officer since June 2022. Prior to joining the Company, Mr. Ordoñez served as President of Danone Iberia from July 2021 to June 2022, as SVP Chief Growth Officer of Danone’s Dairy & Plant-Based division from November 2017 to June 2021 and as SVP Chief Growth Officer of Danone from November 2015 to October 2017. He holds a degree in Economics and Public Accounting from the University of Buenos Aires.

Board Members

The following is a brief summary of the business experience of our board members.

Martin Brok has served as a member of our Board of Directors since May 2023. He currently also serves as a member of the board of directors in several private companies such as End Clothing, Poke House, Grupo Axo, Qorium, Tous and Revlon. Mr. Brok served as a member of the board of directors of Self Esteem Brands from May 2015 to April 2024 and as a member of the board of directors of London First from December 2017 to April 2020. He served as Global President and Chief Executive Officer of Sephora from September 2020 to June 2022 and has more than 35 years of experience in senior roles at some of the world’s best-known brands, including Starbucks, Nike, Burger King Corporation and The Coca-Cola Company. Mr. Brok holds a Bachelor of Business Administration (Marketing) from Georgia State University’s Robinson School of Business and he has attended the Program for Management Development at Harvard Business School.

Ann Chung has served as a member of our Board of Directors since July 2020. She has served as a Senior Managing Director of the Blackstone Group since January 2020. Ms. Chung has also served as a member of the board of directors of Supergoop since December 2021 and a member of the board of directors of Spanx since November 2021. She served as a member of the board of directors of CJ Foods from May 2014 to January 2020. Ms. Chung holds a Bachelor of Science (Commerce) from the University of Virginia and a Master of Business Administration (Entrepreneurial Management) from the University of Pennsylvania.

Gregory Christenson has served as a member of our Board of Directors since May 2024. He has served as Chief Financial Officer of Tropicana Brands Group since January 2025. Mr. Christenson has also served as a member of the board of directors of Chemical Guys since October 2024 and a member of the board of directors of Anchor Media Services since March 2019. He served as a member of the board of directors of Stryve Foods from July 2021 to September 2024. Mr. Christenson was Chief Financial Officer at Champion Petfood from July 2019 to July 2023. He holds a Bachelor of Science (Accounting) from Providence College and a Master of Business Administration (Finance) from Northeastern University.

Bernard Hours has served as a member of our Board of Directors since March 2019. He has served as a President of Medved Limited since December 2014. Mr. Hours has also served as a member of the board of directors of Share since February 2021 and a member of the board of directors of Verlinvest since January 2015. He was President of Andros España from January 2017 to May 2024 and President of Chef Sam from January 2017 to October 2024. Mr. Hours holds a degree in Business from HEC Paris.

Lillis Härd has served as a member of our Board of Directors since February 2023. Mr. Härd has been an employee of Oatly since 2019 and currently serves as an employee representative on Oatly’s Board of Directors in accordance with Swedish law.

Hannah Jones has served as a member of our Board of Directors since April 2021. She has served as the Chief Executive Officer of Earthshot Prize since June 2021. Ms. Jones was the President of Nike Innovation Labs and the Chief Sustainability Officer of Nike from June 1998 to June 2021. She has won numerous awards, including C.K. Prahalad Award of Global Business Sustainability Leadership in 2013 and Fast Company #8 Most Creative People Award in 2010. Ms. Jones holds a Bachelor of Arts (Philosophy and French) from the University of Sussex.

Eric Melloul has served as a member of our Board of Directors since November 2016. He has served as a Senior Advisor to Verlinvest since March 2024. Mr. Melloul has also served as a member of the board of directors of Hint since August 2011 and a member of the board of directors of Vita Coco since January 2010. He has served as a member of Vita Coco’s remuneration committee since November 2021. Mr. Melloul served as a member of the board of directors of Mutti from September 2016 to September 2024 and a member of the board of directors of Frichti from January 2019 to January 2022. He was a Managing Director at Verlinvest from August 2008 to March 2024. Mr. Melloul holds a Master of Public Administration from the Kennedy School at Harvard University and a Post Graduate Diploma from the London School of Economics and Political Science.

Frances Rathke has served as a member of our Board of Directors since May 2021. She has also served as a member of the board of directors of John Hancock Investment Management since September 2020, a member of the board of directors of Planet Fitness since August 2016, a member of the board of directors of Northern New England Energy Corporation since April 2016, a member of the board of directors of Flynn Center for Performing Arts since April 2016 and a member of the board of directors of Green Mountain Power Corporation since January 2016. Ms. Rathke has served as the Chairperson of Planet Fitness’ audit committee since August 2016. She was Chief Financial Officer and Treasurer at Keurig Green Mountain, Inc. from October 2003 to August 2015. Ms. Rathke holds a Bachelor of Science in Accounting and Business Administration from the University of Vermont and previously was a certified public accountant.

Lai Shu Tuen-Muk has served as a member of our Board of Directors since November 2022. He has served as the Chief Financial Officer of China Resources Enterprise, Limited since July 2022. Mr. Tuen-Muk currently also serves as a member of the board of directors in several private companies. He served as a member of the board of directors of China Resources Beer (Holdings) Company Limited from July 2019 to November 2021. Mr. Tuen-Muk was Deputy General Manager in the Finance Department of China Resources Group from August 2015 to July 2022 and he has over 20 years of experience in corporate finance and treasury management. He holds a Bachelor in Finance from the University of Hong Kong and a Master in Finance from the City University of Hong Kong. Mr. Tuen-Muk is also a Chartered Financial Analyst.

Xin Wang has served as a member of our Board of Directors since June 2023. He has served as the Vice President of China Resources Mixc Lifestyle Co., Ltd since June 2024. Mr Wang has experience in fund operation and management as well as corporate operation and management. Previously, Mr. Wang was appointed General Manager of China Resources Runxiang Joint Fund in May 2018, and he also took on the concurrent role of General Manager of China Resources Guodiao Xiamen Consumer Fund in October 2021. Prior to that, he joined China Resources Group and held the positions of Senior Manager of the Strategy Department of China Resources Group and Chief Investment Officer of CR Enterprise Joint Fund from May 2013 to May 2018. Mr. Wang holds a Bachelor in Sociology and Business Administration from Anhui University, a Master in Sociology from Nanjing University and an M.B.A. from Columbia University.

Yawen Wu has served as a member of our Board of Directors since January 2021. She has served as General Manager of the Asset Management Department at China Resources Enterprise since July 2021 and as Chief Executive Officer at CR Verlinvest Health Investment Limited since September 2019. Ms. Wu currently also serves as a member of the board of directors of Comvita Limited since September 2021 and as a member of the board of directors in several private companies such as Shanghai Red Sun Enterprise Management Co., Ltd. She holds a Master of Science in International Finance from the University of Nottingham.

Appointment Rights

Pursuant to our articles of association and nominating and corporate governance committee charter, certain of our shareholders have rights to appoint members of our Board of Directors. Pursuant to our articles of association, so long as Verlinvest S.A. (“Verlinvest”) and China Resources (Holdings) Company Limited (“CR Holdings”), directly or indirectly, hold at least 5%, 10% or 15% of the total number of our outstanding ordinary shares, respectively, then each of Verlinvest and China Resources has the right to appoint one, two or three board members, respectively, subject to Swedish law. Pursuant to our nominating and corporate governance committee charter, provided that Verlinvest or China Resources, directly or indirectly, owns more than 10% of our total outstanding ordinary shares, Verlinvest or China Resources shall appoint one director to the nominating and corporate governance committee, respectively. Further, pursuant to our nominating and corporate governance charter, provided that Verlinvest and China Resources, directly or indirectly, own more than 15% of our outstanding ordinary shares, if the percentage of directors of the Board of Directors appointed by each of Verlinvest or China Resources (or their respective designated persons), respectively, is less than their respective percentage ownership of our total outstanding ordinary shares (which disregards any increase in shareholding through purchases in the open market or through a private placement), one independent director shall be proposed by Verlinvest and China Resources through their respective nominating and corporate governance committee members, to the extent permitted under Swedish law. The calculation of the ownership percentages described in this paragraph shall exclude any unvested or unexercised equity incentive awards, which are not entitled to voting.

Our currently serving directors were nominated as follows in connection with the 2024 annual general meeting:

•
Lai Shu Tuen-Muk, Xin Wang and Yawen Wu were nominated by China Resources;
•
Bernard Hours, Hannah Jones and Eric Melloul were nominated by Verlinvest; and
•
Ann Chung was nominated by BXG Redhawk S.à.r.l.

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our Board of Directors for services in all capacities to us or our subsidiaries for the year ended December 31, 2024, as well as the amount we contributed to retirement benefit plans for our executive officers and members of our Board of Directors.

As previously stated in “About this Annual Report”, all metrics that are presented as of a date in 2025, including references to price per ADS and a specific number of ADSs, RSUs or stock options, reflect the Company’s new ADS to ordinary share ratio of one ADS representing twenty ordinary shares (1:20). All numbers in this Annual Report for the fiscal years 2021, 2022, 2023 and 2024 reflect the prior ADS to ordinary share ratio of 1:1.

Executive Officer, Non-Executive Director and Key Management Compensation

The compensation for our key management personnel is comprised of the following elements: base salary, bonus, share-based awards, statutory and contractual health and welfare benefits and statutory and contractual pension contributions. During the year ended December 31, 2024, the aggregate compensation accrued or paid to our key management personnel as a group (12 individuals excluding our Chief Executive Officer and Board of Directors) was base pay of $4.4 million, variable pay of $1.0 million, pension costs of $0.5 million, and other remuneration of $1.3 million, of which $0.6 million relates to severance pay. We also recognized share-based compensation expense of $5.6 million for the year ended December 31, 2024, related to stock options and RSUs granted in 2022, 2023 and 2024. The amount represents the expense recognized, which in accordance with IFRS 2, is based on the grant date fair value. Our non-executive directors and certain of our non-executive officers are paid board fees in connection with their service.

Our Chief Executive Officer and non-executive directors received the following compensation, accrued or paid, for the year ended December 31, 2024 (in USD):

	Year ended December 31, 2024
	Base salary/board fee	Variable remuneration(1)	Other remuneration(2)	Pension costs	Share-based compensation expense(3)		Total
Chief Executive Officer and Director
Jean-Christophe Flatin	786,613	226,545	14,474	31,124	2,252,303	(4)	3,311,059
Board members
Martin Brok	86,250	—	—	—	109,529	(5)	195,779
Hannah Jones	82,500	—	—	—	109,529	(5)	192,029
Frances Rathke	82,500	—	—	—	109,529	(5)	192,029
Ann Chung	76,250	—	—	—	—		76,250
Eric Melloul	70,000	—	—	—	82,465	(6)	152,465
Lai Shu Tuen-Muk	70,000	—	—	—	—		70,000
Yawen Wu	70,000	—	—	—	—		70,000
Bernard Hours	60,000	—	—	—	109,529	(5)	169,529
Xin Wang	60,000	—	—	—	—		60,000
Gregory Christenson	43,750	—	—	—	82,465	(6)	126,215
Steven Chu(7)	26,250	—	—	—	27,064	(5)	53,314
Toni Petersson(7)	22,500	—	—	—	—		22,500
Employee representatives
Lillis Härd	2,188	—	—	—	—		2,188
Total	1,538,801	226,545	14,474	31,124	2,882,413		4,693,357

(1)
Variable remuneration relates to bonus compensation awarded by the Company’s remuneration committee (the “Remuneration Committee”) in its discretion for recognition of the executive’s performance and advancement of the Company’s strategic business plan.
(2)
Other remuneration is primarily comprised of car benefit, holiday allowance and health insurance.
(3)
Amounts represent the expense recognized, in accordance with IFRS 2, in our consolidated statement of operations, based on the grant date fair value, rather than the amounts paid to or realized by the named individual.
(4)
Represents stock options and RSUs granted in 2022, 2023 and 2024.
(5)
Represents RSUs granted in 2023 and 2024.
(6)
Represents RSUs granted in 2024.
(7)
Mr. Chu and Mr. Petersson stepped down from the Board of Directors, effective May 15, 2024.

Mr. Flatin was granted stock options to purchase 845,937 ordinary shares with an exercise price of $4.13 per ordinary share and 109,863 RSUs in 2022, stock options to purchase 1,626,570 ordinary shares with an exercise price of $1.76 per ordinary share and 211,566 RSUs in 2023, and stock options to purchase 1,471,698 ordinary shares with an exercise price of $1.06 per ordinary share and 981,132 RSUs in 2024. One-third of Mr. Flatin’s stock options vest annually on the first, second and third anniversary after each respective grant date, and the expiration date for each vested tranche of options is five years after the relevant vesting date.

On June 18, 2024, pursuant to the resolutions of the Remuneration Committee, the Board of Directors and the shareholders of the Company, certain senior key employees were offered the opportunity to exchange outstanding unexercised stock options for a smaller number of RSUs. The exchange was completed on June 28, 2024, and Mr. Flatin was granted 234,254 RSUs in exchange for stock options that entitled him to purchase 845,937 ordinary shares. These 234,254 RSUs vest in equal installments over two years on the annual vesting dates falling after the grant date. For further information, refer to Note 8 Share-based compensation in the Notes to the Consolidated Financial Statements contained elsewhere in this Annual Report.

Mr. Brok, Mr. Christenson, Mr. Hours, Ms. Jones, Mr. Melloul and Ms. Rathke were each granted 132,075 RSUs in 2024. The RSUs granted to these non-executive directors vest in full on the date of the next annual general meeting of shareholders following the grant date, subject to continued service through the date of such annual general meeting.

For share-based compensation information for the year ended December 31, 2024 for our executive officers and non-executive directors, see “2021 Incentive Award Plan” below and Note 8 Share-based compensation in the Notes to the Consolidated Financial Statements contained elsewhere in this Annual Report.

Executive Officer Employment Arrangements

Our executive officers are party to employment agreements with the Company. These agreements include customary terms of employment, including compensation and benefits and provide for benefits upon a termination of service. In addition, these agreements each contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions.

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

Share reserve

Under the 2021 Plan, 69,496,515 Shares are reserved for grants pursuant to a variety of share-based compensation awards, including stock options, share appreciation rights (“SARs”), RSUs, performance bonus awards, performance share unit awards, dividend equivalents, other share-based awards, and other cash-based awards; provided, however, that no more than 69,496,515 Shares may be issued upon the exercise of incentive stock options. “Share” means, as determined by the administrator, (i) one ordinary share, (ii) a number or fraction of ADS representing ordinary shares or (iii) a warrant entitling the holder to the subscription of one ordinary share against the (at the time) quota value of such ordinary share.

In 2024, we granted stock options that entitled to purchase of 9,261,299 Shares (2023: 11,111,723, 2022: 9,651,313, 2021: 7,002,430), based on a weighted- average share price of $1.04 per ADS (2023: $1.75, 2022: $3.45, 2021: $16.86) to certain of our employees, directors and full-time consultants, of which stock options that entitled to purchase of 5,530,577 shares were granted to members of key management, including our executive officers (2023: 7,941,720, 2022: 7,113,813, 2021: 5,750,002).

In 2024, we granted 9,333,810 RSUs (2023: 5,479,454, 2022: 8,024,889, 2021: 1,832,777), based on a weighted- average share price of $1.05 per ADS (2023: $1.75, 2022: $3.07, 2021: $14.78) to certain of our employees, directors and full-time consultants, of which 4,110,649 RSUs were granted to members of key management, including our executive officers and certain of our directors (2023: 1,281,751, 2022: 841,514, 2021: 41,175).

Such stock options and RSUs shall vest in equal installments over three years from the date of grant for our executive officers and one year for our directors, subject to the terms and conditions of the 2021 Plan.

On June 18, 2024, pursuant to the resolutions of the Remuneration Committee, the Board of Directors and the shareholders of the Company, certain senior key employees were offered the opportunity to exchange outstanding unexercised stock options for a smaller number of RSUs. The exchange was completed on June 28, 2024, with a total of 4,257,251 new RSUs granted, of which 3,303,458 RSUs were granted to members of key management, including our executive officers, in exchange for stock options that entitled them to purchase 12,189,782 Shares. Such new RSUs vest in equal installments over two years on the annual vesting dates falling after the grant date. For further information, refer to Note 8 Share-based compensation in the Notes to the Consolidated Financial Statements contained elsewhere in this Annual Report.

Administration

The Remuneration Committee of our Board of Directors administers the 2021 Plan unless our Board of Directors assumes authority for administration.

Eligibility

Stock options, SARs, RSUs and all other share-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards may also be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted ISOs.

Awards

The 2021 Plan provides that the administrator may grant or issue stock options, SARs, RSUs, other share- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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

Non-U.S. Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to address governmental or regulatory law, rules, regulations or customs, non-U.S. securities exchange requirements or other regulatory exemptions or approvals of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares, allow our ordinary shares that meet specified conditions to be repurchased, allow a “market sell order” or such other consideration as it deems suitable.

Amendment and termination

The administrator may terminate, amend or modify the 2021 Plan at any time and from time to time. However, we must generally obtain the shareholders’ approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). No amendment, other than an increase to the share limit, pursuant to an adjustment, or to comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended, may materially and adversely affect any award outstanding at the time of such amendment without the affected participant’s consent. No award may be granted pursuant to the 2021 Plan after the tenth anniversary of the effective date, provided, however, no incentive stock options may be granted pursuant to the 2021 Plan after the tenth anniversary of the earlier of (i) the date the 2021 Plan was adopted by us and (ii) the date the 2021 Plan was approved by our shareholders. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.

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

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and members of the Board of Directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Board Practices

Composition of our Board of Directors

Our Board of Directors currently consists of eleven members. Our Board of Directors has determined that Martin Brok, Gregory Christenson, Ann Chung, Bernard Hours, Hannah Jones, Eric Melloul, Frances Rathke, Lai Shu Tuen-Muk, Xin Wang and Yawen Wu do not have a relationship that would interfere with the exercise of independent judgment in carrying out a director’s responsibilities and that each of these directors is “independent” as that term is defined under the rules of the Nasdaq Stock Market LLC (“Nasdaq”). There are no family relationships among any of our directors or executive officers.

Board of Directors

Powers of the Directors

Our Board of Directors directs our policy and supervises the performance of our Chief Executive Officer and his actions. Our Board of Directors may exercise all powers that are not required under the Swedish Companies Act or under our articles of association to be exercised or taken by our shareholders.

Number of Directors

Our articles of association provide that our Board of Directors shall consist of three to thirteen members with no more than five deputy board members. Our Board of Directors currently has eleven members. Members shall serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such member was appointed, provided that the term of each member of the Board of Directors shall continue until the election of his or her successor and be subject to his or her earlier death, resignation or removal.

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

Duties of Board Members and Conflicts of Interest

Pursuant to the Swedish Companies Act, the Board of Directors is responsible for the organization of the Company and the management of the Company’s affairs, which means that the Board of Directors is responsible for, among other things, setting targets and strategies, securing routines and systems for evaluation of established targets, continuously assessing the financial position and profits and evaluating the operating management. Under Swedish law, members of our Board of Directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. The members of our Board of Directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, the members of our Board of Directors must ensure compliance with our articles of association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by a member of our Board of Directors is breached.

Audit Committee

Listing Requirements

We must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

Audit Committee Role

The Company’s audit committee (the “Audit Committee”), which consists of Gregory Christenson, Ann Chung and Frances Rathke, assists the Board of Directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Frances Rathke serves as Chairperson of the committee. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our Board of Directors has determined that Frances Rathke is an “audit committee financial expert” as defined by the SEC rules. Our Board of Directors has determined that each of Gregory Christenson, Ann Chung and Frances Rathke are “independent” as such term is defined under the Nasdaq Rules and under Rule 10A-3(b)(1) under the Exchange Act. The Audit Committee is governed by a charter that complies with the Nasdaq Rules.

The Audit Committee is responsible for:

•
recommending to the Board of Directors (as permitted pursuant to the applicable instructions under Rule 10A-3) the appointment of the independent auditor to the general meeting of shareholders;
•
recommending to the Board of Directors the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
•
pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•
evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full Board of Directors on at least an annual basis;
•
reviewing and discussing with the Board of Directors and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports and the public disclosure of our quarterly earnings releases;
•
reviewing the Company’s policies with respect to risk assessment and risk management and overseeing management of the Company’s enterprise risk, including financial and cybersecurity risks;
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

Remuneration Committee

The Remuneration Committee, which consists of Martin Brok, Eric Melloul and Yawen Wu, assists the Board of Directors in determining executive officer compensation. Martin Brok serves as Chairperson of the committee. Our Board of Directors has determined that each member of our Remuneration Committee is independent under Nasdaq Rules, including the additional independence requirements applicable to the members of a Remuneration Committee. The Remuneration Committee recommends to the Board of Directors for determination the compensation of each of our executive officers.

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
•
review and make recommendations to the Board of Directors regarding director compensation, subject to any applicable shareholder approval requirements pursuant to Swedish law; and
•
reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominating and corporate governance committee

The Company’s nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”), which consists of Ann Chung, Hannah Jones and Lai Shu Tuen-Muk, assists our Board of Directors in identifying individuals qualified to become members of our Board of Directors, consistent with criteria established by our Board of Directors and in developing our corporate governance principles. Hannah Jones serves as Chairperson of the committee.

The Nominating and Corporate Governance Committee is responsible for:

•
identifying individuals qualified to become members of our Board of Directors and ensuring these individuals have the requisite expertise with sufficiently diverse and independent backgrounds;
•
reviewing and evaluating the composition, function and duties of our Board of Directors;
•
recommending nominees for selection to our Board of Directors and its corresponding committees;
•
making recommendations to the board as to determinations of Board of Directors member independence;
•
leading the Board of Directors in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;
•
overseeing our efforts with regard to environmental, social and governance matters; and
•
developing and recommending to the Board of Directors our rules governing the Board of Directors and the Company’s Corporate Governance Guidelines and reviewing and reassessing the adequacy of such rules governing the Board of Directors and the Company’s Corporate Governance Guidelines and recommending any proposed changes to the Board of Directors.

D. Employees

As of December 31, 2024 and 2023, we had 1,482 and 1,548 employees, respectively. The Company also employs consultants. In 2024 and 2023, we had 80 and 103 full-time consultants on average, respectively.

The table below sets out the number of employees by geography:

Geography	As of December 31, 2024	As of December 31, 2023
Europe & International(1)	919	875
North America	217	218
Greater China(2)	346	455
Total	1,482	1,548
(1)
The majority of our Europe & International employees are located in Sweden.
(2)
Greater China employees primarily based in China and Hong Kong.

The table below sets out the number of employees by category of activity:

Department	As of December 31, 2024	As of December 31, 2023
Production, supply chain and operations	576	594
Sales	322	339
Finance	130	124
Innovation management and research and development	102	114
Marketing and branding	113	112
Other(1)	239	265
Total	1,482	1,548
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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 11, 2025 by:

•
each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
•
each of our executive officers and our Board of Directors; and
•
all of our executive officers and our Board of Directors as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the person has sole or shared voting power or investment power as well as any shares that the person has the right to acquire within 60 days of March 11, 2025, through the exercise of any option, RSU and warrant or other right. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. The percentage of shares beneficially owned is based on 598,559,840 ordinary shares outstanding as of February 28, 2025.

As previously stated in “About this Annual Report”, all metrics that are presented as of a date in 2025, including references to price per ADS and a specific number of ADSs, RSUs or stock options, reflect the Company’s new ADS to ordinary share ratio of one ADS representing twenty ordinary shares (1:20).

Unless otherwise indicated below, the address for each beneficial owner listed is Oatly Group AB, Ångfärjekajen 8, 211 19 Malmö, Sweden.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of beneficial owner	Number	%
5% or Greater Shareholders
Nativus Company Limited(1)	283,735,149	46.5%
Blackstone Funds(2)	58,140,111	9.4%
Executive Officers and Board Members
Marie-José David(3)	12,500	*
Jean-Christophe Flatin(4)	685,950	*
Daniel Ordoñez(5)	423,760	*
Martin Brok(6)	889,240	*
Gregory Christenson(7)	150,000	*
Ann Chung	—	—
Bernard Hours(8)	79,324	*
Lillis Härd(9)	1,140	*
Hannah Jones(10)	54,020	*
Eric Melloul(11)	58,480	*
Frances Rathke(12)	54,020	*
Lai Shu Tuen-Muk	—	—
Xin Wang	—	—
Yawen Wu	—	—
All executive officers and board members as a group (14 persons)(13)	2,408,434	*

* Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)
Consists of 271,763,953 ordinary shares and Convertible Notes convertible into a maximum of 11,971,196 ordinary shares within 60 days of March 11, 2025. Nativus Company Limited directly holds 271,763,953 ordinary shares of the Company. Nativus Company Limited also holds Convertible Notes of which a portion are convertible into an aggregate maximum of approximately 11,971,196 ordinary shares within 60 days of March 11, 2025. The remaining Convertible Notes owned by Nativus Company Limited are not convertible without giving more than 60 days’ notice to the Company. As a result, they are not included in the beneficial ownership information set forth herein. Nativus Company Limited is a wholly owned subsidiary of CR Verlinvest Health Investment Limited (“CRVV”), a limited company incorporated in Hong Kong and a joint venture that is 50% owned by Verlinvest S.A., a company incorporated in Belgium, and 50% owned by Blossom Key (Hong Kong) Holdings Limited, a limited company incorporated in Hong Kong. Each of Nativus Company Limited and CRVV have sole voting and dispositive power over 283,735,149 ordinary shares. Blossom Key (Hong Kong) Holdings Limited is a wholly owned subsidiary of CRH (CRE) Limited. CRH (CRE) Limited is a wholly owned subsidiary of China Resources (Holdings) Company Limited. CRC Bluesky Limited holds all the voting shares in China Resources (Holdings) Company Limited. CRC Bluesky Limited is a wholly owned subsidiary of China Resources Inc. China Resources Company Limited holds substantially all the shares in China Resources Inc. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of the People’s Republic of China perform the duty of investor (as to 90.0222% and 9.9778%, respectively) of China Resources Company Limited on behalf of the State Council of the People’s Republic of China. Each of Blossom Key (Hong Kong) Holdings Limited, CRH (CRE) Limited, China Resources (Holdings) Company Limited, CRC Bluesky Limited, China Resources Inc., China Resources Company Limited and Verlinvest S.A. have shared voting and dispositive power over 283,735,149 ordinary shares. The address for Nativus Company Limited is 39/F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong and the address for CRVV is 39/F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong.
(2)
Consists of 39,778,182 ordinary shares and 18,361,929 ordinary shares which would be received upon conversion of Convertible Notes within 60 days of March 11, 2025. The number of ordinary shares represents 39,402,666 ordinary shares directly held by BXG Redhawk S.à r.l. and 375,516 ordinary shares directly held by BXG SPV ESC (CYM) L.P. (together, the “Blackstone Funds”). Ordinary shares which may be received upon conversion of Convertible Notes within 60 days of March 11, 2025, represents 18,188,592 ordinary shares which would be received upon conversion of Convertible Notes held by BXG Redhawk S.à r.l. and 173,337 ordinary shares which would be received upon conversion of Convertible Notes held by BXG SPV ESC (CYM) L.P. BXG Redhawk S.à r.l. is controlled by BXG Redhawk Holdings (CYM) L.P., the general partner of which is BXG Holdings Manager L.L.C. Blackstone Growth Associates L.P. is the managing member of BXG Holdings Manager L.L.C and BXGA L.L.C. is the general partner of Blackstone Growth Associates L.P. Blackstone Holdings II L.P. is the managing member of BXGA L.L.C. The general partner of BXG SPV ESC (CYM) L.P. is BXG Side-by-Side GP L.L.C. Blackstone Holdings II L.P. is the sole member of BXG Side-by-Side GP L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than the Blackstone Funds to the extent of their direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.
(3)
Represents 12,500 ordinary shares in the form of 625 ADSs.
(4)
Represents 685,950 ordinary shares in the form of 7,188 ADSs and stock options that will be exercisable into 542,190 ordinary shares within 60 days of March 11, 2025.
(5)
Represents 423,760 ordinary shares in the form of 21,188 ADSs.
(6)
Represents 889,240 ordinary shares in the form of 44,462 ADSs.
(7)
Represents 150,000 ordinary shares in the form of 7,500 ADSs.
(8)
Represents 79,324 ordinary shares in the form of 25,304 ordinary shares and 2,701 ADS.
(9)
Represents 1,140 ordinary shares in the form of 57 ADSs.
(10)
Represents 54,020 ordinary shares in the form of 2,701 ADSs.
(11)
Represents 58,480 ordinary shares in the form of 2,924 ADSs.
(12)
Represents 54,020 ordinary shares in the form of 2,701 ADSs.
(13)
Represents an aggregate of 2,408,434 ordinary shares in the form of 25,304 ordinary shares, 92,047 ADSs and stock options that will be exercisable into 542,190 ordinary shares within 60 days of March 11, 2025.

According to the depositary, as of March 1, 2025, the Company had 13,122,293 ADSs outstanding and 18 registered holders of its ADSs with addresses in the United States. Approximately 97.5% of the Company’s outstanding ADSs were held by Cede & Co. as a nominee for the Depository Trust Company as of March 1, 2025. According to our registrar, as of December 30, 2024, there were six registered holders of our ordinary shares with addresses in the United States representing approximately 96.1% of our outstanding ordinary shares as of that date. Because some of the Company’s ADSs and ordinary shares are held through brokers or other nominees, the number of record holders of the Company’s ADSs or ordinary shares with addresses in the United States may be fewer than the number of beneficial owners of ADSs and ordinary shares in the United States.

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

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2024. For a description of our agreements with our executive officers and certain of our directors, see Item 6.B. “Directors, Senior Management and Employees—Compensation—Executive Officer Employment Arrangements.”

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

Distribution Arrangement

For the year ended December 31, 2024, Oatly expensed $1.2 million (2023: $1.1 million, 2022: $0.9 million) pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of our Board of Directors, was a 33% owner prior to divesting such ownership interest during the third quarter of 2024.

Convertible Notes

On March 23, 2023, and April 18, 2023, we issued $300 million aggregate principal amount of Convertible Notes (the “Original Convertible Notes”). The Original Convertible Notes were issued in two tranches that have substantially identical economic terms. Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

Related Party Transaction Policy

Our Board of Directors has adopted a written related party transaction policy to set forth the policies and procedures for the review and approval or ratification of related party transactions. Under our related party transaction policy, any related party transaction, including all relevant facts and circumstances, must be reviewed and approved or ratified by the Audit Committee. Such review shall assess whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, the extent of the related party’s interest in the transaction and shall also take into account the conflicts of interest and/or corporate opportunity provisions of our organizational documents and Code of Conduct & Business Ethics Policy and, where the related party involves a director or director nominee, whether the related party transaction will impair the director or director nominee’s independence under the rules and regulations of the SEC and Nasdaq.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described in Notes 33 Commitments and contingencies to our consolidated financial statements, which are included elsewhere in this Annual Report, we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

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

In the year ended December 31, 2024, we did not declare or pay any dividends.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ADSs commenced trading on the Nasdaq Global Select Market on May 20, 2021, under the symbol “OTLY”. Prior to this, no public market existed for our ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs commenced trading on the Nasdaq Global Select Market on May 20, 2021, under the symbol “OTLY”.

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

C. Material Contracts

The following are the material contracts, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•
Oatly Group AB 2021 Incentive Award Plan, as amended (see Exhibit 4.2 to this Annual Report). See Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Programs—2021 Incentive Award Plan”.
•
Sustainable Revolving Credit Facility Agreement, originally dated April 14, 2021, by and among, amongst others, Oatly Group AB as Company, Oatly AB as Original Borrower, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A., J.P. Morgan SE and Nordea Bank Abp, filial i Sverige as Lenders and Wilmington Trust (London) Limited as Agent and Security Agent, as amended and/or amended and restated (as applicable) from time to time, including pursuant to an amendment and restatement agreement dated April 18, 2023, an amendment letter dated May 23, 2023, an amendment letter dated February 14, 2024 and an amendment letter dated March 3, 2024 (each superseded by the amendment letter dated February 11, 2025) and an amendment letter dated February 11, 2025 (see Exhibit 4.5 to this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Investment Agreement, dated March 14, 2023, by and among Oatly Group AB and the Purchasers named therein (see Exhibit 2.7 to this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Indenture, dated March 23, 2023 by and among Oatly Group AB and U.S. Bank Trust Company, National Association (see Exhibit 2.9 of this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Terms and Conditions of the Swedish Notes (see Exhibit 2.8 of this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Investment Agreement, dated May 9, 2023, by and among Oatly Group AB and the Purchaser named therein (see Exhibit 2.10 to this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

•
Indenture, dated May 31, 2023 by and among Oatly Group AB and U.S. Bank Trust Company, National Association (see Exhibit 2.11 to this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Term Loan B Credit Agreement, originally dated April 18, 2023, by and among, amongst others, Oatly Group AB, Oatly AB, Oatly Inc., Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, as amended and/or amended and restated (as applicable) pursuant to an amendment dated May 23, 2023, an amendment dated February 14, 2024 and an amendment dated February 29, 2024 (each superseded by the amendment dated February 11, 2025) and an amendment dated February 11, 2025 (see Exhibit 4.6 to this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Intercreditor Agreement, dated April 18, 2023, by and among, amongst others, Oatly Group AB, Oatly AB, Oatly Inc., J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain Convertible Senior PIK Notes (see Exhibit 4.4 of this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

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

Based on the composition of the income, assets and operations of the Company and its subsidiaries, the Company does not expect to be treated as a PFIC for the taxable year ended December 31, 2024. This is a factual determination, however, that depends on, among other things, the composition of the income, assets, and activities of the Company and its subsidiaries from time to time, and can only be made annually after the close of each taxable year. Moreover, the value of the Company’s assets for purposes of the PFIC determination may be determined by reference to the trading value of the ADSs, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to the Company’s determination in any particular year. Therefore, there can be no assurances that the Company will not be classified as a PFIC for the taxable year ended December 31, 2024, the current taxable year or for any past or future taxable year, and we have not obtained any legal opinion with respect to our PFIC status for our past, current or future taxable years.

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

Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Primarily, we are exposed to currency risk in Group companies with SEK, USD and SGD as the functional currencies. The primary risks in these companies are SEK/USD, SEK/EUR, SEK/GBP, SEK/CNY, SEK/SGD, SEK/NOK, USD/SEK and SGD/CNY due to internal accounts receivables and other receivables, internal trade payables and other liabilities, borrowings, short-term deposits (cash and cash equivalents), and external sales and purchases (accounts receivables and trade payables). We have internal loans denominated in currencies different from the functional currency of the lender. These loans form part of the net investment in foreign operations (extended equity) and are recognized in other comprehensive loss.

We monitor a forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies that have a net cash flow that is either positive or negative, spot transactions and/or derivatives are used to manage the risk for 0% to 100% of the exposure for the following 18 months and the aim is to be between 50% and 100%. We do not apply hedge accounting. As of December 31, 2024, we had currency derivatives of SEK 64.9 million for which the fair value was $0.0 million.

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

Interest rate risk

The Group is exposed to interest rate risk that arises from the TLB Credit Agreement (as defined in Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sustainable Revolving Credit Facility and Term Loan B Credit Facility.”) that carries an interest of Term SOFR with a floor of 2.5%. To manage the risk the Group has entered into interest rate caps for the full amount of the term loan facility of $130 million. The cap is 4.6% and has a maturity of 3 years (April 2026).

The Group’s interest rate risk also arises from liabilities to credit institutions with variable rates (Euro Interbank Offered Rate “Euribor” 3 Months during 2024, 2023 and 2022), which expose the Group to cash flow interest rate risk. As of December 31, 2024, the nominal amount of liabilities to credit institutions with variable interest rate was $1.3 million with no hedges. As of December 31, 2023, the nominal amount of liabilities to credit institutions with variable interest rate was $2.8 million with no hedges.

See Note 3 Financial risk management to our consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis on interest rate risk.

See Note 35 Events after the end of the reporting period to our consolidated financial statements included elsewhere in this Annual Report for details on new financing.

Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost. We manage financial counterparty credit risk on a group basis. The external financial counterparties must be high-quality international banks or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2024 were in the range of BBB to AA+.

Customer and supplier credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2024, one customer in the foodservice channel accounted for 10% of revenue.

Liquidity risk

Liquidity risk is the risk of not being able to meet the short-term payment obligations due to insufficient funds. As of December 31, 2024, we held cash and cash equivalents of $98.9 million that were available for managing liquidity risk. Due to the dynamic nature of the underlying businesses, we maintain flexibility in funding by maintaining availability under committed credit lines. See Note 35 Events after the end of the reporting period to our consolidated financial statements included elsewhere in this Annual Report for details on new financing.

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

Commodity price risk

We are exposed to risk related to the price and availability of our ingredients and our profitability is dependent on, among other things, our ability to anticipate and react to availability of ingredients and inflationary pressures. Currently, the main ingredient in our products is oat. We purchase our oats from farmers in Sweden, Canada, the United Kingdom, the Baltic states, Australia and Finland through millers in Sweden, Finland, China, Canada, the United States, and Belgium, thus our supply may be particularly affected by any adverse events in these countries or any delays in transport between countries or regions. The prices of oats and other ingredients used, such as rapeseed oil, are subject to many factors beyond our control, including poor harvests due to adverse weather conditions, natural disasters and changes in world economic conditions, including as a result of any trade tensions or trade wars, for example, between the United States and China, the United States and Canada, the United States and Mexico and the United States and the EU, or news and rumors of a potential retaliatory tariffs. We currently source Oats and rapeseed oil from Canada and packaging from Mexico for use in our production facility in our factory in Millville, New Jersey and our hybrid production facility in Ogden, Utah. The prices of the ingredients we source is also affected by pandemics or wars such as the current war between Russia and Ukraine, the ongoing conflict in the Middle East and the conflict in the Red Sea. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with our suppliers for the following year based on the outcome of the current year harvest.

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

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting described below. Notwithstanding the material weaknesses in internal control over financial reporting described below, our Chief Executive Officer and Chief Financial Officer, has concluded that our consolidated financial statements included in this Annual Report are fairly stated in all material respects in accordance with IFRS Accounting standards.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2024, our internal control over financial reporting was not effective, due to the material weaknesses in our internal control over financial reporting, described below.

Material weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Although improvements were made during 2024, we have not remediated the material weakness disclosed in our Annual Report for the year ended December 31, 2023, related to inadequate performance and documented evidence of review procedures, including level of precision in the execution of controls and completeness and accuracy of information produced by entity (“IPE”) across significant business processes. Additionally, in the course of the audit of our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified a material weakness in our IT control environment related to control deficiencies in applications supporting our financial reporting and components related to our IT infrastructure and automated tools thereof and, as a consequence, our automated and IT dependent business process controls.

The issue of not being able to maintain an effective control environment is primarily a result of employee turn-over and loss of key personnel, development and hiring across the finance and IT departments in combination with onboarding new software applications during the year. Our entity level controls as it relates to retaining or adequately replacing key personnel, increasing the accountability for certain internal controls, and providing adequate training in our finance and IT departments has not been operating effectively and has been a contributing factor to us not being able to maintain an effective control environment.

Remediation

To address the identified material weaknesses described above, we expect our remediation plan to include, among other things:

•
establishing clear expectations of internal control owners and participants so they better understand their roles and responsibilities and are held accountable when their performance does not meet such standards;
•
providing ongoing training and support to help internal control owners and participants meet such established expectations and standards effectively with support from third parties;
•
enhancing the operation of entity level controls that monitor activities to ensure the effectiveness of internal controls, including the implementation of additional management oversight and quality assurance over remediation and ongoing internal control-related operations to increase accountability;
•
reducing manual efforts by redesigning certain existing internal controls and implementing standardized reports; and
•
collaborating with third-party IT control experts to review and validate our remediation efforts and provide recommendations for further improvements.

We believe that the foregoing efforts will effectively remediate the material weaknesses and enhance our overall control environment. The implementation of these actions, however, may not fully address the material weaknesses identified in our internal control over financial reporting, and there is no assurance as to when such remediation will be completed.

As such, as we continue to evaluate and work to improve our internal control over financial reporting, our management may decide to take additional measures to address the material weaknesses or modify the remediation steps described above. Until the material weaknesses are remediated, we plan to continue to perform additional analyses and other procedures to ensure that our consolidated financial statements are prepared in accordance with IFRS Accounting standards. See the Risk Factor titled “We have previously identified material weaknesses in our internal control environment. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young AB, our independent registered public accounting firm. Ernst & Young AB has issued an adverse report on our internal control over financial reporting, which is included in this Annual Report.

D. Changes in Internal Control over Financial Reporting

Other than with respect to the material weaknesses discussed under Item 15.B. “Controls and Procedures—Management's Annual Report on Internal Control over Financial Reporting”, there were no changes in our internal control over financial reporting during the year ended December 31, 2024, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that Gregory Christenson, Ann Chung and Frances Rathke each satisfy the “independence” requirements set forth in Rule 10A‑3 under the Exchange Act. Our Board of Directors has also determined that Frances Rathke is considered an “audit committee financial expert” as defined in Item 16A of Form 20‑F under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Conduct & Business Ethics Policy, which covers a broad range of matters including ethical and compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. The Code of Conduct & Business Ethics Policy apply to all of our executive officers, board members and employees, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct & Business Ethics Policy is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct & Business Ethics Policy that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Conduct & Business Ethics Policy is available on the Investor Relations page of our website at investors.oatly.com The information contained on our website is not incorporated by reference in this Annual Report.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Oatly Group AB at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, appearing in this Annual Report have been audited by Ernst & Young AB (PCAOB ID: 1433), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of Ernst & Young AB is Box 7850, 103 99, Stockholm, Sweden.

The table below sets out the total amount billed to us by Ernst & Young AB for services performed in the years ended December 31, 2024 and 2023, and breaks down these amounts by category of service:

(in thousands of U.S. dollars)	2024	2023
Audit Fees	6,640	7,520
Audit Related Fees	32	80
Tax Fees	17	8
All Other Fees	—	140
Total	6,689	7,748

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

All audit services and non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2024 and 2023 were pre-approved by the Audit Committee.

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

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers. While we voluntarily follow most Nasdaq corporate governance rules, we intend to follow Swedish corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

•
We do not follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Swedish law. In accordance with generally accepted business practice, our articles of association and the Swedish Companies Act provide alternative quorum requirements that are generally applicable to meetings of shareholders.
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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies and procedures (our “Insider Trading Policy”) applicable to our officers, directors, employees and consultants and entities controlled by individuals subject to our Insider Trading Policy (collectively, “Covered Persons”), that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards. Our Insider Trading Policy prevents our officers, directors, employees or consultants from trading in securities of the Company and those securities of other companies, including, for example, companies with which we do business or who are in our industry, while in possession of material, nonpublic information. Subject to limited exceptions, all trading is also prohibited for directors, officers, and certain other employees or consultants designated from time to time by our Board of Directors, during prescribed blackout periods. Our Insider Trading Policy also prohibits Covered Persons and certain related parties from disclosing material, nonpublic information to third parties. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy, a copy of which can be found as Exhibit 11.1 to this Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We maintain cybersecurity risk management processes intended to protect the confidentiality, integrity and availability of our critical systems and information. Our security operations within IT infrastructure & operations includes a cybersecurity incident response plan.

We design and assess our cybersecurity risk using the National Institute of Standards and Technology Cybersecurity Framework (“NIST CSF”) as a guidepost. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a reference to help us identify, assess, and manage cybersecurity risks relevant to our business. Additionally, we consider the requirements of the Network and Information Security Directive 2 (“NIS2”) to ensure a high level of cybersecurity across our operations.

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

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We cannot provide full assurance that our cybersecurity risk management processes described will be fully implemented, complied with or effective in protecting our systems and information. See Item 3.D. “Key information—Risk Factors” for a discussion of whether and how risks from identified cybersecurity threats are reasonably likely to materially affect or, if realized, have materially affected our business strategy, results of operations, or financial condition.

Cybersecurity Governance

Board Oversight

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated oversight of cybersecurity and other information technology risks to the Audit Committee. The Audit Committee oversees management’s implementation of our cybersecurity risk management processes and at least annually receives reports from management on our cybersecurity risks and management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity.

Management’s Role

Our management team, including the VP of Business Technology, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our cybersecurity risk management processes and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our VP of Business Technology has ten years of experience in senior IT leadership roles across four companies, two of which are in the manufacturing industry and all with a global presence.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Articles of Association of Oatly Group AB	6-K	001-40401	1.1	3/6/2023
2.1	Description of Securities					*
2.2	Deposit Agreement	20-F	001-40401	2.2	4/6/2022
2.3	Amendment No. 1 to Deposit Agreement					*
2.4	Form of American Depositary Receipt (included in Exhibit 2.3)					*
2.5††	Additional Listing Agreement, dated as of February 9, 2021, by and among Oatly Group AB and certain shareholders of Oatly Group AB	F-1/A	333-255344	4.3	5/11/2021
2.6	Registration Rights Agreement	20-F	001-40401	2.5	4/6/2022
2.7	Form of Investment Agreement, dated March 14, 2023	20-F	001-40401	4.5	4/20/2023
2.8†††	Subscription Agreement, dated March 14, 2023	20-F	001-40401	2.7	3/22/2024
2.9	Indenture, dated March 23, 2023	20-F	001-40401	2.8	3/22/2024
2.10	Investment Agreement, dated May 9, 2023	6-K	001-40401	99.1	6/1/2023
2.11	Indenture, dated May 31, 2023	6-K	001-40401	99.2	6/1/2023
4.1	Form of Indemnification Agreement	F-1/A	333-255344	10.2	5/11/2021
4.2†	Oatly Group AB 2021 Incentive Award Plan, as amended					*
4.3	Asset Purchase Agreement, dated December 30, 2022	6-K	001-40401	99.2	1/3/2023
4.4†††	Intercreditor Agreement, dated April 18, 2023	20-F	001-40401	4.8	4/20/2023
4.5†††	Amendment Letter to the Sustainable Revolving Credit Facility Agreement, dated February 11, 2025, including amended and restated Sustainable Revolving Credit Facility Agreement					*
4.6†††	Amendment to the Term Loan B Credit Agreement, dated February 11, 2025, including amended and restated Term Loan B Credit Agreement					*
8.1	List of Subsidiaries					*
11.1	Insider Trading Policy					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**
15.1	Consent of Ernst & Young AB, an independent registered public accounting firm	*
97.1	Oatly Incentive Compensation Recovery Policy	*
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.	*
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents	*
104	Cover page formatted as Inline XBRL and contained in Exhibit 101	*

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

Date: March 13, 2025

By:	/s/ Marie-José David
Name:	Marie-José David
Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Oatly Group AB

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Oatly Group AB (the Company) as of December 31, 2024 and 2023, the related consolidated statement of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 13, 2025, expressed an adverse opinion thereon.

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

For the year ended December 31, 2024, the Company’s revenue was $823.7 million and as of December 31, 2024 accrued variable consideration was $24.5 million. As described in Notes 2 and 4 to the consolidated financial statements, revenue from contracts with customers is measured at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The transaction price is adjusted for estimates of expected variable consideration for which the Company expects to be liable. These adjustments include but are not limited to, trade promotion activities, cash discounts, product returns and penalties. Estimates of variable consideration are based on a number of factors, including contract sales terms and estimated units sold.

Auditing the Company’s accounting of variable consideration was complex because the calculation involves subjective management assumptions related to the factors mentioned above, and changes in those assumptions can have a material effect on the amount of variable consideration recorded.

How We Addressed the Matter in Our Audit

To audit the Company’s accounting for variable consideration, we performed procedures that included, among others, inspecting contractual sales terms and performing inquiries of the Company’s key account managers responsible for the negotiation of sales terms with the Company’s customers. We performed retrospective reviews of management’s estimates by comparing the Company’s estimation of variable consideration to actual results and third-party invoices. We assessed the correlation between revenue recognized, trade receivables and cash and examined additional supporting documentation related to variable consideration. We also tested the nature and appropriateness of revenue journal entries, including entries recorded subsequent to year-end.

Impairment of non-financial assets - Greater China
Description of the Matter

As disclosed in Note 5 to the consolidated financial statements, as of December 31, 2024, the Company’s non-current assets in China were $103.8 million. As described in Note 2 to the consolidated financial statements, other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.

As described in Notes 4, and 15 to the consolidated financial statements, an impairment test has been performed by determining the recoverable amount of the Greater China cash generating unit (CGU). The recoverable amount of the CGU is established through calculation of the value in use. The Company has determined long-term EBITDA margin, discount rate, and long-term growth rate to be the most significant assumptions in the impairment test.

Auditing the Company’s recoverable amount of the Greater China CGU was complex and judgmental due to the sensitivity of the recoverable amount to changes in the significant assumptions and the estimation required by management in determining the significant assumptions, which are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit

To audit the Company’s impairment test related to the Greater China CGU, we performed procedures that included, among others, involving our valuation specialists to assist in evaluating the methodology used by the Company as compared to the requirements of IAS 36 Impairment of Assets and evaluating the appropriateness of the long-term growth and discount rates. We compared the significant assumptions used by management to industry peers and historical performance. In addition, we recalculated the model’s computational accuracy and performed sensitivity analyses over the significant assumptions described above to evaluate the impact that changes would have on the Greater China CGU’s recoverable amount. We compared the recoverable amount of the Greater China CGU against revenue multiples of peer group companies. We also assessed the adequacy of the disclosures in Note 15 of the consolidated financial statements.

/s/ Ernst & Young AB

We have served as the Company’s auditors since 2019.

Stockholm, Sweden

March 13, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Oatly Group AB

Opinion on Internal Control Over Financial Reporting

We have audited Oatly Group AB’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Oatly Group AB (the Company) has not maintained effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses related to the Company’s inadequate performance and documented evidence of review procedures, including level of precision in the execution of controls and completeness and accuracy of information produced by entity (“IPE”) across significant business processes, and related to control deficiencies in applications supporting the Company’s financial reporting and components related to IT infrastructure and automated tools thereof and, as a consequence, automated and IT dependent business process controls. The Company’s entity level controls have not been operating effectively and is a contributing factor to the Company not maintaining an effective control environment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company. The material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated March 13, 2025, which expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AB

Stockholm, Sweden

March 13, 2025

Consolidated statement of operations

For the year ended December 31	Note	2024	2023	2022
(in thousands of U.S. dollars, except share and per share data)
Revenue	5	823,666	783,348	722,238
Cost of goods sold		(587,174)	(631,265)	(642,211)
Gross profit		236,492	152,083	80,027
Research and development expenses		(30,135)	(21,047)	(22,262)
Selling, general and administrative expenses		(324,719)	(373,396)	(412,799)
Other operating income and (expenses), net	9	(67,790)	(214,652)	(40,951)
Operating loss		(186,152)	(457,012)	(395,985)
Finance income	10	57,758	117,876	15,256
Finance expenses	10	(70,179)	(69,029)	(16,665)
Loss before tax		(198,573)	(408,165)	(397,394)
Income tax (expense)/benefit	12	(3,699)	(8,895)	4,827
Loss for the year		(202,272)	(417,060)	(392,567)
Attributable to:
Shareholders of the parent		(201,949)	(416,874)	(392,567)
Non-controlling interests		(323)	(186)	—
Loss per share, attributable to shareholders of the parent:
Basic and diluted	32	(0.34)	(0.70)	(0.66)
Weighted average common shares outstanding:
Basic and diluted	32	596,886,163	593,600,863	592,031,935

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive loss

For the year ended December 31	Note	2024	2023	2022
(in thousands of U.S. dollars)
Loss for the year		(202,272)	(417,060)	(392,567)
Other comprehensive loss:
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations		(40,985)	10,935	(96,997)
Items that will not be subsequently reclassified to consolidated statement of operations (net of tax):
Fair value changes on Convertible Notes attributable to changes in credit risks	18	—	(72,656)	—
Total other comprehensive loss for the year		(40,985)	(61,721)	(96,997)
Total comprehensive loss for the year		(243,257)	(478,781)	(489,564)
Attributable to:
Shareholders of the parent		(242,905)	(478,595)	(489,564)
Non-controlling interests		(352)	(186)	—
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

For the year ended December 31	Note	2024	2023
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	14	116,208	130,326
Property, plant and equipment	15	294,199	360,286
Right-of-use assets	16	45,555	88,393
Other non-current receivables	17, 18	44,331	44,378
Deferred tax assets	12	4,561	10,203
Total non-current assets		504,854	633,586
Current assets
Inventories	19	65,602	67,882
Trade receivables	20	103,366	112,951
Current tax assets		6,095	2,505
Other current receivables	21	15,738	33,820
Prepaid expenses	22	9,402	16,928
Cash and cash equivalents	23	98,923	249,299
Total current assets		299,126	483,385
TOTAL ASSETS		803,980	1,116,971
EQUITY AND LIABILITIES
Equity	24
Share capital		106	105
Treasury shares		(0)	(0)
Other contributed capital		1,628,045	1,628,045
Other reserves		(274,160)	(233,204)
Accumulated deficit		(1,249,303)	(1,060,952)
Equity attributable to shareholders of the parent		104,688	333,994
Non-controlling interests		1,435	1,787
Total equity		106,123	335,781
Liabilities
Non-current liabilities
Lease liabilities	16	31,724	72,570
Liabilities to credit institutions	25	116,216	114,249
Provisions	26	14,857	10,716
Total non-current liabilities		162,797	197,535
Current liabilities
Lease liabilities	16	13,359	16,432
Convertible Notes	18, 27	324,395	323,528
Liabilities to credit institutions	25	5,757	6,056
Trade payables		60,152	64,368
Current tax liabilities		1,476	2,732
Other current liabilities	28	7,998	13,873
Accrued expenses	29	103,719	121,338
Provisions	26	18,204	35,328
Total current liabilities		535,060	583,655
Total liabilities		697,857	781,190
TOTAL EQUITY AND LIABILITIES		803,980	1,116,971

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to shareholders of the parent
(in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at January 1, 2022	24	105	—	1,628,103	(74,486)	(308,423)	1,245,299	—	1,245,299
Loss for the year		—	—	—	—	(392,567)	(392,567)	—	(392,567)
Other comprehensive loss for the year		—	—	—	(96,997)	—	(96,997)	—	(96,997)
Total comprehensive loss for the year		—	—	—	(96,997)	(392,567)	(489,564)	—	(489,564)
Issue of shares		0	(0)	—	—	—	0	—	0
Redemption of warrants		—	—	(58)	—	—	(58)	—	(58)
Share-based compensation	8	—	—	—	—	35,466	35,466	—	35,466
Balance at December 31, 2022		105	(0)	1,628,045	(171,483)	(665,524)	791,143	—	791,143
Loss for the year		—	—	—	—	(416,874)	(416,874)	(186)	(417,060)
Other comprehensive loss for the year		—	—	—	(61,721)	—	(61,721)	—	(61,721)
Total comprehensive loss for the year		—	—	—	(61,721)	(416,874)	(478,595)	(186)	(478,781)
Issue of shares		0	(0)	—	—	—	0	—	0
Share issue in subsidiary		—	—	—	—	—	—	1,973	1,973
Share-based compensation	8	—	—	—	—	21,446	21,446	—	21,446
Balance at December 31, 2023		105	(0)	1,628,045	(233,204)	(1,060,952)	333,994	1,787	335,781
Loss for the year		—	—	—	—	(201,949)	(201,949)	(323)	(202,272)
Other comprehensive loss for the year		—	—	—	(40,956)	—	(40,956)	(29)	(40,985)
Total comprehensive loss for the year		—	—	—	(40,956)	(201,949)	(242,905)	(352)	(243,257)
Issue of shares		1	(0)	—	—	—	0	—	0
Share-based compensation	8	—	—	—	—	13,598	13,598	—	13,598
Balance at December 31, 2024		106	(0)	1,628,045	(274,160)	(1,249,303)	104,688	1,435	106,123

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

For the year ended December 31	Note	2024	2023	2022
(in thousands of U.S. dollars)
Operating activities
Net loss		(202,272)	(417,060)	(392,567)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	14,15,16	49,966	51,702	48,315
—Impairment of property, plant and equipment and right-of-use assets and intangible assets	14,15,16	—	1,828	285
—Impairment (gain)/loss on trade receivables	20	(234)	611	3,088
—Write-down of inventories		3,095	16,981	28,839
—Share-based compensation	8	13,598	21,446	35,466
—Movements in provisions		(14,414)	36,341	3,800
—Finance income	10	(57,758)	(117,876)	(15,256)
—Finance expenses	10	70,179	69,029	16,665
—Income tax expense/(benefit)	12	3,699	8,895	(4,827)
—(Gain)/Loss on disposal of property, plant and equipment and intangible assets	15	(307)	675	(932)
—Impairment related to assets held for sale		—	—	38,293
—Impairment related to discontinued construction of production facilities		24,117	172,588	—
—Impairment related to closure of production facility		19,113	—	—
—Other		1,441	—	(226)
Interest received		8,285	9,630	2,145
Interest paid		(24,518)	(20,504)	(12,875)
Income tax paid		(3,386)	(18,098)	(2,960)
Changes in working capital:				0
—(Increase)/decrease in inventories		(3,456)	30,543	(55,018)
—Decrease/(increase) in trade receivables, other current receivables, prepaid expenses		14,786	(2,502)	6,991
—(Decrease)/increase in trade payables, other current liabilities, accrued expenses		(16,362)	(9,855)	31,828
Net cash flows used in operating activities		(114,428)	(165,626)	(268,946)
Investing activities
Purchase of intangible assets	14	(2,055)	(2,950)	(4,510)
Purchase of property, plant and equipment	15	(39,140)	(66,095)	(201,655)
Investments in financial assets		—	(1,651)	—
Proceeds from sale of property, plant and equipment	15, 21	31,201	—	—
Proceeds from sale of assets held for sale	34	—	43,998	—
Proceeds from short-term investments	18	—		240,959
Other		743	—	—
Net cash flows (used in)/from investing activities		(9,251)	(26,698)	34,794
Financing activities
Proceeds from Convertible Notes	18, 27	—	324,950	—
Proceeds from liabilities to credit institutions	25, 31	—	176,854	47,850
Repayment of liabilities to credit institutions	25, 31	(2,678)	(102,848)	(1,032)
Repayment of lease liabilities	16, 31	(19,645)	(11,411)	(10,899)
Payment of loan transaction costs		(4,965)	(32,550)	—
Cash flows (used in)/from financing activities		(27,288)	354,995	35,919
Net (decrease)/increase in cash and cash equivalents		(150,967)	162,671	(198,233)
Cash and cash equivalents at January 1		249,299	82,644	295,572
Exchange rate differences in cash and cash equivalents		591	3,984	(14,695)
Cash and cash equivalents at December 31	23	98,923	249,299	82,644

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

Oatly Group AB (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Ångfärjekajen 8, 211 19 Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

These consolidated financial statements were authorized for issue by the Board of Directors on March 13, 2025.

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

All numbers in these consolidated financial statements, including references to price per American Depositary Share (“ADS”) and a specific number of ADSs, Restricted Stock Units (“RSUs”) or stock options, for the fiscal years 2021, 2022, 2023 and 2024 reflect an ADS to ordinary share ratio of 1:1. On February 18, 2025, the Company completed a ratio change whereby the ratio of its ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). All metrics that are presented as of a date in 2025, including references to price per ADS and a specific number of ADSs, RSUs or stock options, reflect the new ADS to ordinary share ratio of 1:20.

2.1. Basis of preparation

The consolidated financial statements of Oatly Group AB have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting standards”).

The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern, and there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. In forming this judgment the Group has taken into consideration principal conditions, events and assumptions in relation to the Group’s ability to meet its financial covenants and other obligations. The accounting policies adopted are consistent with those of the previous financial year.

The preparation of the consolidated financial statements in conformity with IFRS Accounting standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 Significant accounting judgments estimates and assessments. The consolidated financial statements have been prepared using the cost method except for short-term investments, derivative instruments, and Convertible Notes measured at fair value.

New standards and interpretations issued not yet effective

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements (PFS) and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments. The amendments clarify that a financial liability is derecognized on the “settlement date,” which is when the related obligation is discharged, canceled, expired or the liability otherwise qualifies for derecognition. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”)-linked features and other similar contingent features, and the treatment of non-recourse assets and contractually linked instruments. In addition, the amendments require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income. The amendments will be effective for annual reporting periods beginning on or after January 1, 2026, but earlier application is permitted. The Group is currently evaluating the impacts of these amendments.

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

2.3. Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Chief Executive Officer is the chief operating decision maker and evaluates financial position and performance and makes strategic decisions. The Chief Executive Officer monitors the Group’s performance from a geographic perspective through the reportable segments Europe & International, Greater China and North America. No operating segments have been aggregated to form the reportable segments.

The Chief Executive Officer primarily uses a measure of earnings before interest, tax, depreciation and amortization for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, expenses related to a new product launch issue, costs related to legal settlement, impacts related to discontinued construction of production facilities, impacts related to closure of production facility, costs related to the YYF Transaction, and non-controlling interests (“Adjusted EBITDA”), to assess the performance of the operating segments.

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

Selling, general and administrative expenses

Selling, general and administrative expenses include primarily personnel related expenses, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e., outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Customer distribution costs for the year ended December 31, 2024 amounted to $50.7 million (2023: $51.7 million, 2022: $61.3 million). Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating income and (expense), net

Other operating income and (expenses), net consists primarily of impairment charges and other costs related to closure of production facility and discontinued construction of certain production facilities, and net foreign exchange gains (losses) on operating related activities.

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

Income tax (expense)/benefit

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

All other assets are classified as non-current. A liability is current when:

•
it is expected to be settled in the normal operating cycle,
•
it is held primarily for the purpose of trading,
•
it is due to be settled within twelve months after the reporting period, or
•
it does not have the right at the end of the reporting period to defer settlement of the liability for at least 12 months after the reporting period.

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

In order to perform impairment tests, goodwill acquired in a business combination is allocated to cash generating units or groups of cash generating units that are expected to benefit with synergies from the acquisition. Each unit or group of units to which goodwill has been allocated correspond to the lowest level in the Group for which goodwill is monitored. The Group monitors goodwill at the operating segment level for internal purposes, consistent with the way it assesses performance and allocates resources. The goodwill is allocated to the Europe & International segment.

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

Financial liabilities designated at fair value through profit or loss

The Group has Convertible Notes (as defined in Note 27 Convertible Notes) which are classified entirely as liabilities at the initial date of recognition at fair value through profit or loss under the fair value option in accordance with IFRS 9 Financial Instruments. The Convertible Notes were issued with a conversion option that does not fulfill the “fixed for fixed” criteria. As the instrument contains an embedded derivative that is not closely related, the Convertible Notes have been designated in its entirety as at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated at fair value through profit or loss are expensed as incurred. Fair value changes relating to the Group’s own credit risk are recognized in other comprehensive income. Amounts recorded in other comprehensive income related to credit risk are not subject to recycling in profit or loss, but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in finance income in the consolidated statement of operations.

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

2.14. Trade receivables

Trade receivables are initially measured at the transaction price and subsequently at amortized cost, less allowance for expected credit losses.

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

The Swedish Corporate Reporting Board is a private sector body in Sweden with the authority to develop interpretations of IFRS Accounting standards for consolidated financial statements for issues that are very specific to the Swedish environment, for example, UFR 10 Accounting for the pension plan ITP 2 financed through an insurance in Alecta. The Group’s pension obligations for certain employees in Sweden, which are secured through an insurance with Alecta, are reported as a defined contribution plan. According to UFR 10, this is a defined benefit multi-employer plan. For the financial year 2024, the Group has not had access to information in order to be able to report its proportional share of the obligations of the plan, plan assets and costs and therefore, it has not been possible to recognize the plan as a defined benefit plan. The ITP 2 pension plan, secured through an insurance with Alecta, is therefore reported as a defined contribution plan. The premium of the defined contributions plan for retirement pensions and survivor’s pension is calculated individually and is, among other factors, based on salary, previously earned pension and expected remaining years of service. Expected premiums for the next reporting period for ITP

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

2 insurances signed with Alecta is $0.8 million. Premiums for the year ended December 31, 2024 for ITP 2 insurances signed with Alecta amounted to $0.8 million (2023: $1.0 million).

The collective consolidation level comprises the market value of Alecta’s assets as a percentage of the insurance obligations in accordance with Alecta’s actuarial methods and assessments. The collective consolidation level should normally be allowed to vary between 125% and 170%. If Alecta’s collective consolidation level falls below 125% or exceeds 170%, measure should be taken in order for the consolidation level to return to the normal interval. At a low consolidation, one measure might be to increase the price when signing new insurance agreements and an expansion of existing benefits. At a high level of consolidation, one measure might be to introduce lower premiums. At the end of the financial year 2024, Alecta’s surplus of the collective consolidation level was 162%.

Share-based compensation—equity settled

Employee stock options (ESOPs) and Restricted Stock Units (RSUs) (2021)

For share-based compensation schemes, the fair value of the instruments granted are established at the grant date and recognized as an employee benefits expense, with a corresponding increase in equity.

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

2.21 Non-current assets held for sale

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

3. Financial risk management

3.1. Financial risk factors

Through its operations, the Group is exposed to various financial risks attributable to primarily cash, trade receivables, trade payables, liabilities to credit institutions and Convertible Notes. The financial risks are market risk, mainly interest risk and currency risk, credit risk, liquidity risk and refinancing risk. The Group strives to minimize potential unfavorable effects from these risks on the Group’s financial results.

The aim of the Group’s financial operations is to:

•
ensure that the Group can meet its payment obligations,
•
manage financial risks,
•
ensure a supply of necessary financing, and
•
optimize the Group’s finance income and (expenses), net.

The Group’s risk management is predominantly controlled by a central treasury department (“Group Treasury”) under policies owned by the Chief Financial Officer and approved by the Board of Directors. The Chief Executive Officer is responsible to the Board of Directors for the risk management and ensuring that the guidelines and risk mandates are followed and carried out in accordance with established treasury policy.

Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The treasury policy provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity. The treasury policy (a) identifies categories of financial risks and describe how they should be managed, (b) clarifies the responsibility in financial risk management among the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, Group Treasury and the Subsidiaries, (c) specifies reporting and control requirements for Group treasury functions and (d) ensures that the treasury operations of the Group are supporting the overall strategy of the Group.

3.1.1 Market risk

Currency risk (transaction risk)

The Group operates internationally and is exposed to foreign exchange risk. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency risk in Group companies with SEK, USD and SGD as the functional currencies. The primary risks in these companies are SEK/USD, SEK/EUR, SEK/GBP, SEK/CNY, SEK/SGD, SEK/NOK, USD/SEK and SGD/CNY due to internal accounts receivables and other receivables, internal trade payables and other liabilities, borrowings, short-term deposits (cash and cash equivalents), and external sales and purchases (accounts receivables and trade payables). The Group has internal loans denominated in currencies different from the functional currency of the lender. These loans form part of the net investment in foreign operations (extended equity) and are recognized in other

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

comprehensive loss. Exposure from internal loans classified as extended equity are not included in the tables and sensitivity analysis below.

Due to the growth profile of the Group it is necessary to maintain a dynamic risk management of currency. Group Treasury monitors forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies which have a net cash flow that is positive or negative, Group Treasury has the possibility to use foreign exchange instruments (FX forward or spot) to manage the risk. The treasury policy mandates Group Treasury to hedge between 0% and 100% of the exposure for the following 18 months. The Group does not apply hedge accounting. As of December 31, 2024, the Group had currency derivatives of SEK 64.9 million (2023: SEK 259.5 million) for which the fair value was $0.0 million (2023: $0.9 million).

Exposure

The Group’s primary exposure to foreign currency risk at the end of the reporting period, expressed in thousands of USD was as follows:

	As of December 31, 2024
(in thousands of U.S. dollars)	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY	SEK/SGD	SEK/NOK	USD/SEK	SGD/CNY	GBP/EUR
Accounts receivables	—	8,957	—	—	—	—	—	259	—
Other receivables	112,180	—	12,500	—	5,074	23,175	72,493	—	—
S-T deposits	40,000	—	—	—	—	—	—	—	—
Liabilities to credit institutions	(131,290)	(1,320)	—	—	—	—	—	—	—
Trade payables	(1,496)	(11,170)	—	(22,761)	(1,232)	—	—	—	—
Lease liabilities	—	(1,789)	—	—	—	—	—	—	—
Other current liabilities	—	(5,654)	(21,830)	—	—	—	(158,710)	—	(4,528)
Total	19,394	(10,977)	(9,330)	(22,761)	3,842	23,175	(86,217)	259	(4,528)

	As of December 31, 2023
(in thousands of U.S. dollars)	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY	SEK/SGD	SEK/NOK	USD/SEK	SGD/CNY	GBP/EUR
Accounts receivables	—	8,318	—	—	—	—	—	42,245	—
Other receivables	—	1,077	22,938	—	53,661	10,406	24,400	—	2,780
S-T deposits	170,000	—	—	—	—	—	—	—	—
Liabilities to credit institutions	(132,831)	(2,810)	—	—	—	—	—	—	—
Trade payables	(1,757)	(15,701)	—	(47,727)	(35,785)	—	—	—	—
Lease liabilities	—	(2,047)	—	—	—	—	—	—	—
Other current liabilities	(7,813)	—	—	—	—	—	(22,388)	—	—
Total	27,599	(11,163)	22,938	(47,727)	17,876	10,406	2,012	42,245	2,780

Sensitivity

The Group is primarily exposed to changes in SEK/USD, SEK/EUR, SEK/GBP, SEK/CNY, SEK/SGD, SEK/NOK, USD/SEK and SGD/CNY exchange rates. The Group’s risk exposure in foreign currencies:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Impact on loss before tax
	2024	2023	2022
SEK/USD exchange rate - increase/decrease 10%	+/- 1,939	+/- 2,760	+/- 12,883
SEK/EUR exchange rate - increase/decrease 10%	+/- 1,098	+/- 1,116	+/- 236
SEK/GBP exchange rate - increase/decrease 10%	+/- 933	+/- 2,294	+/- 586
SEK/CNY exchange rate - increase/decrease 10%	+/- 2,276	+/- 4,773	+/- 1,755
SEK/SGD exchange rate - increase/decrease 10%	+/- 384	+/- 1,788	+/- 1,491
SEK/NOK exchange rate - increase/decrease 10%	+/- 2,317	+/- 1,041	+/- 1,136
USD/SEK exchange rate - increase/decrease 10%	+/- 8,622	+/- 201	—
SGD/CNY exchange rate - increase/decrease 10%	+/- 26	+/- 4,224	+/- 3,112
GBP/EUR exchange rate - increase/decrease 10%	+/- 453	+/- 278	+/- 1,181

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

The Group’s interest rate risk also arises from liabilities to credit institutions with variable rates (Euro Interbank Offered Rate “Euribor” 3 Months during 2024, 2023 and 2022), which expose the Group to cash flow interest rate risk. As of December 31, 2024, the nominal amount of liabilities to credit institutions with variable interest rate was $1.3 million with no hedges. As of December 31, 2023, the nominal amount of liabilities to credit institutions with variable interest rate was $2.8 million with no hedges.

Sensitivity

Profit or loss is sensitive to higher/lower interest expense primarily from liabilities to credit institutions as a result of changes in interest rates.

	Impact on loss before tax
	2024	2023	2022
Interest rates - increase by 100 basis points	+391	+28	+526
Interest rates - decrease by 100 basis points	-1,294	-375	-526
Interest rates - increase by 300 basis points	+417	+84	+1,578
Interest rates - decrease by 300 basis points	-2,351	-642	-1,578

The effect from increase in basis points is limited due to the cap that economically hedges the TLB Credit Agreement. At year end 2023, the cap was in the money and increases in Term SOFR had therefore no effect on the sensitivity analysis, and the effect from liabilities with Euribor rate was small.

The effect from decrease in basis points is limited due to a floor of 2.5% in the Term SOFR in the TLB Agreement.

Fair value / Price risk

During the year ended December 31, 2023, the Group issued Convertible Notes which are classified as liabilities at the initial date of recognition at fair value through profit or loss. Fair value changes relating to the Group’s own credit risk are recognized in other comprehensive income. Amounts recorded in other comprehensive income related to credit risk are not

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

subject to recycling in profit or loss, but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in finance income in the consolidated statement of operations. The fair value of the Convertible Notes as of December 31, 2024 was $324.4 million (2023: $323.5 million).

For details on the fair value on Convertible Notes, see Note 18 Financial instruments per category.

Sensitivity

Profit or loss is sensitive to changes in fair value from Convertible Notes. For details on sensitivity to changes in fair value on Convertible Notes, see Note 18 Financial instruments per category.

Commodity price risk

The Group is exposed to risk related to the price and availability of ingredients. Profitability is dependent on, among other things, the Group’s ability to anticipate and react to availability of ingredients and inflationary pressures. Currently, the main ingredient in the Group’s products is oat. The Group purchases oats from farmers in Sweden, Canada, the United Kingdom, the Baltic states, Australia and Finland through millers in Sweden, Finland, China, Canada, the United States and Belgium, so its supply may be particularly affected by any adverse events in these countries or any delays in transport between countries or regions. The prices of oats and other ingredients used, such as rapeseed oil, are subject to many factors beyond the Group’s control, including poor harvests due to adverse weather conditions, natural disasters and changes in world economic conditions, including as a result of any trade tensions or trade wars, for example, between the United States and China, the United States and Canada, the United States and Mexico and the United States and the EU, or news and rumors of a potential retaliatory tariffs. The Group currently source oats and rapeseed oil from Canada and packaging from Mexico for use in its production facility in the Group’s factory in Millville, New Jersey and the Group’s hybrid production facility in Ogden, Utah. The prices of the ingredients the Group source is also affected by pandemics or wars such as the current war between Russia and Ukraine, the ongoing conflict in the Middle East and the conflict in the Red Sea. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with suppliers for the following year based on the outcome of the current year harvest.

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

A general commodity cost price increase of 5% would have increased the Group’s 2024 commodity costs by $11.8 million (2023: $12.0 million, 2022: $11.2 million).

3.1.2 Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost.

Financial counterparty credit risk is managed on a Group basis. The external financial counterparties must be high-quality international credit institutions or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2024 and 2023 were in the range from BBB to AA+.

Customer and supplier credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2024, one customer in the foodservice channel represented approximately 10% (2023: 12% and 2022: 14% respectively) of total revenue. The Group has not had any incurred credit losses from this customer historically.

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

To measure the expected credit losses, trade receivables have been grouped based on days past due. The expected loss rates are based on sales over a period of 36 months before December 31, 2024, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. In cases when the Group has more information on customers than the statistical model reflects, a management overlay is made for those specific customers. Historically, the Group has experienced immaterial credit losses. Based on the historical data of low credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material. The Group has during 2024 and 2023 no significant impairment losses relating to specific customers.

The aging of the Group’s trade receivables is as follows:

	2024	2023
Current	86,760	92,293
1-30 days past due	12,787	15,127
31-60 days past due	2,527	2,488
61-90 days past due	681	1,381
91- days past due	1,389	2,882
Gross carrying amount	104,144	114,171
Allowance for expected credit losses	(778)	(1,220)
Net carrying amount	103,366	112,951

The movements in the Group’s allowance for expected credit losses of trade receivables are as follows:

	2024	2023
As at January 1	(1,220)	(3,730)
Increase of allowance recognized in statement of operations during the year	(383)	(720)
Receivables written off during the year as uncollectible	170	1,912
Unused amount reversed	617	1,331
Translation differences	38	(13)
As at December 31	(778)	(1,220)

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

As at December 31, 2024, the Group held cash and cash equivalents of $98.9 million (2023: $249.3 million) that are available for managing liquidity risk. The Group has both long-term and short-term financing with credit institutions.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

In October 2019, the Company entered into an European Investment Fund guaranteed three-year term loan facility with Svensk Exportkredit (the “EIF Facility”). As of December 31, 2024 and December 31, 2023, the Group had €1.3 million (equivalent of $1.3 million) and €2.5 million (equivalent of $2.8 million), respectively, outstanding on the EIF Facility, including accrued interest.

In April 2023, the Company entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million borrowed by Oatly AB. As of December 31, 2024 and December 31, 2023, the Group had $131.3 million and $132.8 million, respectively, outstanding on the TLB Credit Agreement, including accrued interest.

In addition, the Company has an undrawn SRCF Agreement with lenders JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige. As of December 31, 2024 and December 31, 2023, the Group had no utilized loan amounts under the amended SRCF Agreement.

For more information on the Group’s credit facilities, see Note 25 Liabilities to credit institutions.

In total, the Group had access to undrawn bank overdraft facilities at the end of the reporting period amounting to $190.5 million (2023: $210.3 million).

For changes in facilities and borrowings after the reporting period, see Note 35 Events after the end of the reporting period.

3.1.4 Refinancing risk

Refinancing risk is defined as the risk for difficulties in refinancing the Group, that financing cannot be achieved, or can only be achieved at a higher cost. Liabilities to credit institutions and available facilities within the Group have a weighted average maturity of 29 months per December 31, 2024 (2023: 41 months, 2022: 16 months).

The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company.

For changes in facilities and borrowings during the reporting period, see Note 25 Liabilities to credit institutions.

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

December 31, 2024	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Lease liabilities	3,441	10,324	11,303	17,654	14,384	57,106	45,083
Convertible Notes	—	—	—	546,842	—	546,842	324,395
Liabilities to credit institutions	5,142	13,624	16,684	151,977	—	187,427	121,973
Trade payables	60,152	—	—	—	—	60,152	60,152
Total non-derivatives	68,735	23,948	27,987	716,473	14,384	851,527	551,603

Derivatives
Foreign currency forward contracts- inflows	(3,541)	(2,361)	—	—	—	(5,902)	—
Foreign currency forward contracts- outflows	3,552	2,378	—	—	—	5,930	—
Total derivatives	11	17	—	—	—	28	2

December 31, 2023	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Lease liabilities	4,208	12,625	15,892	35,121	66,486	134,332	89,002
Convertible Notes	—	—	—	546,842	—	546,842	323,528
Liabilities to credit institutions	5,503	14,617	19,262	171,296	—	210,678	120,305
Trade payables	64,368	—	—	—	—	64,368	64,368
Total non-derivatives	74,079	27,242	35,154	753,259	66,486	956,220	597,203

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

Valuation of loss carry-forwards

A deferred tax asset is only recognized for loss carry-forwards, for which it is probable that they can be utilized against future tax surpluses and against taxable temporary differences. The majority of the loss carry-forwards as at December 31, 2024 and 2023 are not recognized in the Group as these are not expected to be utilized in the foreseeable future. Refer to Note 12 Income tax for further details.

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

The Group considers various factors when reviewing for indicators of impairment. Due to the overall macroeconomic uncertainty, the ongoing restructuring within the Group and previous years impairment tests being sensitive to changes in assumptions, management decided, as of December 31, 2024, to perform impairment tests for all the three operating segments, not only for the CGU containing goodwill. At present, the Group only has goodwill allocated to the operating segment Europe & International.

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

Share-based compensation

The Group measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of share-based compensation transactions including sensitivity analysis are disclosed in Note 8 Share-based compensation.

Convertible Notes

The Group has Convertible Notes which are classified as liabilities at the initial date of recognition at fair value through profit or loss. Fair value changes relating to the Group’s own credit risk are recognized in other comprehensive income. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of the Convertible Notes including sensitivity analysis are disclosed in Note 18 Financial instruments per category.

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

Asset impairment charges and other costs related to discontinued construction and closure of production facilities

Management makes assumptions and estimates when determining the non-cash impairment charges and other costs relating to the production facilities for which the decision has been made to discontinue construction or close. Management estimates the fair value less costs of disposal of property, plant and equipment and decommissioning costs based on a combination of data including agreements, quotes, ongoing negotiations with counterparties, input from suppliers and surveyors, and other market data.

5. Segment information

5.1. Revenue Adjusted EBITDA and EBITDA

Effective as of January 1, 2024, the Company made changes to how it makes strategic decisions and allocates resources among its operating segments. As part of this change, the Greater China business is managed separately from the rest of the Asia business, forming its own operating segment. The rest of the Asia business, including the Singapore manufacturing facility, is managed together with the EMEA business, which is now identified as Europe & International. Following these changes, the new operating segments are:

(i)
Europe & International, which is inclusive of Europe, Middle East and Africa, Asia Pacific and Latin America;
(ii)
North America, which is inclusive of the United States and Canada; and
(iii)
Greater China, which is inclusive of Mainland China, Hong Kong and Taiwan.

In addition to the above-described changes, a majority of the research and development expenses, previously part of Corporate, are now allocated to the operating segments to align with how resources are being allocated and monitored as of January 1, 2024.

Segment information for the years ended December 31, 2024, 2023 and 2022 presented below has been updated to reflect the above-described changes.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

For the year ended December 31, 2024 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	434,263	274,455	114,948	—	—	823,666
Intersegment revenue	6,429	—	—	—	(6,429)	—
Total segment revenue	440,692	274,455	114,948	—	(6,429)	823,666
Adjusted EBITDA	56,128	5,298	(1,645)	(95,106)	—	(35,325)
Share-based compensation expense	(1,985)	656	(2,101)	(10,168)	—	(13,598)
Restructuring costs(1)	(2,410)	(1,222)	(1,940)	(2,600)	—	(8,172)
New product launch issue(2)	—	(11,998)	—	—	—	(11,998)
Asset impairment charges and other costs related to discontinued construction of production facilities(3)	(2,875)	3,283	(25,068)	—	—	(24,660)
Asset impairment charges and other costs related to closure of production facility(4)	(42,110)	—	—	—	—	(42,110)
Non-controlling interests	—	—	(323)	—	—	(323)
EBITDA	6,748	(3,983)	(31,077)	(107,874)	—	(136,186)
Finance income	—	—	—	—	—	57,758
Finance expenses	—	—	—	—	—	(70,179)
Depreciation and amortization	—	—	—	—	—	(49,966)
Loss before tax	—	—	—	—	—	(198,573)

For the year ended December 31, 2023 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	408,410	250,264	124,674	—	—	783,348
Intersegment revenue	25,601	—	181	—	(25,782)	—
Total segment revenue	434,011	250,264	124,855	—	(25,782)	783,348
Adjusted EBITDA	28,377	(31,910)	(57,543)	(96,485)	—	(157,561)
Share-based compensation expense	(2,378)	(3,820)	(4,608)	(10,640)	—	(21,446)
Restructuring costs(1)	(1,382)	(3,062)	(2,675)	(7,641)	—	(14,760)
Asset impairment charges and other costs related to discontinued construction of production facilities(5)	(158,551)	(43,009)	—	—	—	(201,560)
Costs related to the YYF Transaction(6)	—	(375)	—	—	—	(375)
Legal settlement(7)	—	—	—	(9,250)	—	(9,250)
Non-controlling interests	—	—	(186)	—	—	(186)
EBITDA	(133,934)	(82,176)	(65,012)	(124,016)	—	(405,138)
Finance income	—	—	—	—	—	117,876
Finance expenses	—	—	—	—	—	(69,029)
Depreciation and amortization	—	—	—	—	—	(51,874)
Loss before tax	—	—	—	—	—	(408,165)

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

For the year ended December 31, 2022 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	356,629	223,880	141,729	—	—	722,238
Intersegment revenue	48,290	820	182	—	(49,292)	—
Total segment revenue	404,919	224,700	141,911	—	(49,292)	722,238
Adjusted EBITDA	(19,989)	(67,408)	(76,008)	(104,518)	—	(267,923)
Share-based compensation expense	(5,324)	(4,840)	(6,870)	(18,432)	—	(35,466)
Restructuring costs(1)	(918)	(797)	(309)	(2,391)	—	(4,415)
Asset impairment charges and other costs related to assets held for sale(3)	—	(39,581)	—	—	—	(39,581)
EBITDA	(26,231)	(112,626)	(83,187)	(125,341)	—	(347,385)
Finance income	—	—	—	—	—	15,256
Finance expenses	—	—	—	—	—	(16,665)
Depreciation and amortization	—	—	—	—	—	(48,600)
Loss before tax	—	—	—	—	—	(397,394)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2024 and 2023 primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates primarily to severance costs as the Group adjusts its organizational structure.
(2)
Expenses related to a new product launch issue.
(3)
In Europe & International the cost primarily relates to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK. In North America the amount primarily relates to reversal of previously recognized non-cash impairments and other exit costs related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas. In Greater China the Company decided to discontinue the construction of the Group’s second production facility in China (Asia III). Following this decision the Company, during the fourth quarter, recorded $25.1 million primarily relating to non-cash impairments.
(4)
Relates to non-cash impairments of $19.1 million and $23.0 million in restructuring and other exit costs related to the closure of the Group’s production facility in Singapore.
(5)
Following certain events during the fourth quarter 2023, the Company decided to discontinue the construction of its production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Company recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities.
(6)
Relates to the Ya YA Foods USA LLC transaction (the “YYF Transaction”). See Note 34 Non-current assets held for sale for further details.
(7)
Relates to US securities class action litigation settlement expenses. See Note 33 Commitments and contingencies for further details.

5.2. Non-current assets by country

Non-current assets for this purpose consists of property, plant and equipment and right-of-use assets:

	2024	2023
Sweden	114,764	120,864
China	103,791	123,542
US	88,983	102,883
The Netherlands	29,349	29,218
Singapore	804	26,115
UK	424	44,413
Other	1,639	1,644
Total	339,754	448,679

In the fourth quarter 2024, the Company decided to discontinue the construction of the second production facility in China (Asia III) and recorded $21.5 million in non-cash impairments related to non-current assets. In addition, the Company decided

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

to close the existing production facility in Singapore, resulting in $19.1 million in non-cash impairments related to non-current assets. See Note 15 Property, plant and equipment and Note 16 Leases for further information.

5.3. Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	2024	2023	2022
US	269,541	247,049	220,981
UK	126,688	134,967	124,948
Germany	120,068	104,854	79,764
China	113,789	119,507	134,001
Sweden	45,812	47,273	48,749
The Netherlands	26,507	26,921	25,582
Finland	20,589	22,178	23,353
Other	100,672	80,599	64,860
Total	823,666	783,348	722,238

There are no countries that individually make up greater than 10% of total revenue included in “Other”.

5.4. Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Year Ended December 31, 2024	Europe & International	North America	Greater China	Total
Retail	351,818	140,842	11,499	504,159
Foodservice	80,261	125,639	83,343	289,243
Other	2,184	7,974	20,106	30,264
Total	434,263	274,455	114,948	823,666

Year Ended December 31, 2023	Europe & International	North America	Greater China	Total
Retail	331,993	127,700	18,801	478,494
Foodservice	72,908	116,832	81,049	270,789
Other	3,509	5,732	24,824	34,065
Total	408,410	250,264	124,674	783,348

Year Ended December 31, 2022	Europe & International	North America	Greater China	Total
Retail	288,382	118,870	14,678	421,930
Foodservice	67,310	101,166	91,579	260,055
Other	937	3,844	35,472	40,253
Total	356,629	223,880	141,729	722,238

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 10% in 2024 (2023:12%; 2022: 14%) were derived from a single external customer in the foodservice channel. These revenues are attributed to the North America and Greater China segments.

Oatmilk accounted for 90%, 90%, and 89% of the Group’s revenue in the years ended December 31, 2024, 2023 and 2022, respectively.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

6. Depreciation, amortization and impairment by function

	2024
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(31,819)	(6,868)	—	(38,687)
Research and development expenses	(1,390)	(437)	(185)	(2,012)
Selling, general and administrative expenses	(819)	(4,542)	(3,906)	(9,267)
Total depreciation/amortization/impairment by function(1)	(34,028)	(11,847)	(4,091)	(49,966)

(1)
The impairment related to discontinued construction and of certain production facilities and closure of production facility is included in Other operating income and (expenses), net in the consolidated statement of operations. Refer to Note 15 Property, plant and equipment and Note 16 Leases for further details.

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

7. Employee and personnel costs

The disclosure amounts are based on the expense recognized in the consolidated statement of operations.

	2024	2023	2022
Salaries and other remuneration	(139,244)	(150,026)	(151,444)
Social security costs	(20,011)	(23,255)	(24,241)
Share-based compensation(1)	(13,598)	(21,446)	(35,466)
Pension and post-employment benefits	(8,871)	(9,542)	(9,208)
Total	(181,724)	(204,269)	(220,359)

(1) Refer to Note 8 Share-based compensation for further details.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Key management compensation	2024	2023	2022
Short-term employee benefits(1)	(7,761)	(11,120)	(8,207)
Pension and post-employment benefits	(551)	(628)	(638)
Share-based compensation(2)	(7,979)	(9,151)	(19,011)
Social security costs	(1,546)	(3,404)	(3,780)
Total	(17,837)	(24,303)	(31,636)

(1) For the twelve months ended December 31, 2023, severance pay of $2.5 million was included in short-term employee benefits.

(2) Refer to Note 8 Share-based compensation for further details.

During the year ended December 31, 2024, key management consisted of an average of 13 members of management, including our executive officers and excluding the Board of Directors (2023: 14 members; 2022: 14 members). As of December 31, 2024, key management consisted of 11 members.

7.1 Employee benefits expenses by function

	2024	2023	2022
Cost of goods sold	(37,240)	(37,671)	(51,106)
Research and development expenses	(11,645)	(12,431)	(13,739)
Selling, general and administrative expenses	(132,839)	(154,167)	(155,514)
Total	(181,724)	(204,269)	(220,359)

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

RSUs

During the twelve months ended December 31, 2024, the Company, under the 2021 Plan, granted 9,333,810 RSUs, of which 4,110,649 RSUs were granted to members of key management, including the executive officers, and the Board of Directors. 3,500,458 RSUs vested during the period, of which 637,303 were to key management. The RSUs are accounted for as equity-settled share-based compensation transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest on the date of the next annual general meeting of shareholders following the grant date, subject to continued service on the applicable vesting date.

On June 18, 2024, pursuant to the resolutions of the Remuneration Committee, the Board of Directors and the shareholders of the Company, certain senior key employees were offered the opportunity to exchange outstanding unexercised stock options for a smaller number of RSUs. All holders of unexercised stock options granted during May 2021 and July 2023, with exercise prices ranging from $1.56 to $17.00, were offered to participate in the exchange. The number of new RSUs were determined such that the fair market value of the shares underlying the new RSUs equals the fair value of the exchanged stock options. For these purposes, fair market value was determined on a grant-by-grant basis and the number of shares underlying new RSUs

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

equals the Black-Scholes option-pricing model value of the exchanged stock options, resulting in a weighted average conversion rate of 0.3492 RSUs per stock option. The exchange was completed on June 28, 2024 with a total of 4,257,251 new RSUs granted, of which 3,303,458 were granted to members of key management, including our executive officers, in exchange for a total number of 12,189,782 stock options. The new RSUs granted will vest and become exercisable in equal installments on each of the first two annual vesting dates falling after the grant date subject to continued service.

The exchange of stock options for new RSUs has been accounted for as a modification of equity awards where the number of equity instruments has been reduced but the total fair value of the equity awards is unchanged. The Company has considered the total number of exchanged stock options as a single unit of account, with the original stock options and the grant of new RSUs accounted for as one modification. As a result, the original grant date fair value of the originally granted stock options will continue to be recognized over the vesting period.

The following table list the key inputs to the Black-Scholes option-pricing model used to determine the total fair value of the stock options for exchange to RSUs:

2024
Expected term (years)	2.92-7.07
Weighted-average share price at grant date	1.07
Expected price volatility of the Company’s shares (%)	60-70
Risk-free interest rate (%)	4.20-4.43

Activity in the Group’s RSUs outstanding and related information is as follows:

	Number of RSUs	Weighted average grant date fair value ($)
As of January 1, 2022	1,701,007	14.67
Granted during the period	8,024,889	3.07
Forfeited during the period(1)	(1,035,380)	5.17
Vested during the period	(542,922)	14.96
As of December 31, 2022	8,147,594	4.42
Granted during the period	5,479,454	1.75
Forfeited during the period(2)	(2,470,898)	3.22
Vested during the period	(2,740,334)	3.15
As of December 31, 2023	8,415,816	2.91
Granted during the period	9,333,810	1.05
RSUs granted in exchange for stock options	4,257,251	0.97
Forfeited during the period(3)	(2,103,022)	1.99
Vested during the period	(3,500,458)	1.27
As of December 31, 2024	16,403,397	1.30

(1)
Includes 493,856 forfeited RSUs related to the Company’s organizational restructuring and the YYF Transaction. Refer to Note 34 Non-current assets held for sale for details on the YYF Transaction.
(2)
Includes 961,990 forfeited RSUs related to the Company’s organizational restructuring during the year ended December 31, 2023.
(3)
Includes 538,855 forfeited RSUs related to the Company’s organizational restructuring during the year ended December 31, 2024.

Employee stock options

During the twelve months ended December 31, 2024, the Company, under the 2021 Plan, granted 9,261,299 stock options of which 5,530,577 were granted to members of key management. 5,680,316 stock options vested during the period, of which 3,822,272 were to key management. The stock options are accounted for as equity-settled share-based compensation transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ordinary shares on grant date. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment.

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of employee stock options	Weighted average exercise price ($)
As of January 1, 2022	6,958,312	16.86
Granted during the period	9,651,313	3.45
Forfeited during the period(1)	(2,204,399)	6.71
Expired during the period	(66,174)	17.00
As of December 31, 2022	14,339,052	9.40
Granted during the period	11,111,723	1.75
Forfeited during the period(1)	(3,615,022)	5.88
Expired during the period	(546,562)	11.88
As of December 31, 2023	21,289,191	5.98
Granted during the period	9,261,299	1.04
Stock options exchanged to RSUs	(12,189,782)	5.10
Forfeited during the period(1)	(2,135,668)	3.53
Expired during the period(2)	(4,618,760)	11.27
As of December 31, 2024	11,606,280	1.32
Vested and exercisable as of December 31, 2024	1,101,498	2.92

(1)
Includes 1,589,443 forfeited stock options related to the Company’s organizational restructuring during the year ended December 31, 2024 (2023: 2,581,696, 2022: 1,213,585)
(2)
Includes 4,446,187 expired stock options related to the Company’s organizational restructuring during the year ended December 31, 2024.

The fair value at grant date of the stock options granted during the financial year 2024 was $0.67 for the May 2024 grant date and $0.46 for the November 2024 grant date. The fair value at grant date of the stock options granted during the financial year 2023 was $0.98 for the May 2023 grant date, $1.09 for the July 2023 grant date and $0.43 for the November 2023 grant date. The fair value at grant date of the stock options granted during the financial year 2022 was $1.49 for the May 2022 grant date and $0.86 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was $6.24 for the May 2021 grant date and $3.67 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

The following tables lists the inputs to the Black-Scholes option-pricing model used for employee stock options granted during the financial year 2024, 2023 and 2022, respectively:

	2024	2023	2022
Expected term (years)	6-8	6-8	6-8
Weighted-average share price at grant date	1.04	1.75	3.45
Expected price volatility of the Company’s shares (%)	60.00	50.00-55.00	35.00-37.00
Risk-free interest rate (%)	4.19-4.57	3.84-4.61	2.81-3.96

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

This analysis was performed on stock options granted in 2024. The following table shows the impact of these changes on fair value per employee stock option granted 2024:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

2024
Share price increase 30%	0.27
Share price decrease 30%	(0.25)
Volatility increase 10%	0.07
Volatility decrease 10%	(0.07)
Expected life increase 12 months	0.04
Expected life decrease 12 months	(0.04)

Share-based compensation expense was $13.6 million for the twelve months ended December 31, 2024 (2023: $21.4 million, 2022: $35.5 million).

9. Other operating income and (expenses), net

	2024	2023	2022
Impairment charges related to discontinued construction of certain production facilities (Note 14,15,16,17,21)	(24,134)	(172,588)	—
Other costs related to discontinued construction of certain production facilities (Note 26)	(525)	(28,972)	—
Impairment charges related to closure of production facility (Note 15)	(19,113)	—	—
Other costs related to closure of production facility (Note 26)	(22,998)	—	—
Legal settlement expenses (Note 26)	—	(9,250)	—
Impairment charge related to assets held for sale (Note 34)	—	—	(38,292)
Other costs related to assets held for sale (Note 34)	—	—	(1,289)
Exchange rate differences (Note 11)	(2,061)	(2,991)	(3,776)
Other	1,041	(851)	2,406
Other operating income and (expenses), net	(67,790)	(214,652)	(40,951)

10. Finance income and expenses

	2024	2023	2022
Interest income	10,297	12,666	2,144
Other financial income	201	329	—
Fair value changes on derivatives	—	611	—
Fair value changes on Convertible Notes	32,954	96,445	—
Net foreign exchange difference	14,306	7,825	13,112
Total finance income	57,758	117,876	15,256
Interest expenses on loan from credit institutions	(23,976)	(20,187)	(5,784)
Interest expenses on lease liabilities	(4,682)	(6,779)	(8,144)
Interest expenses on Convertible Notes	(33,821)	(22,367)	—
Fair value changes on derivatives	(1,684)	—	(287)
Fair value changes on short-term investments	—	—	(1,821)
Other financial expenses	(6,016)	(19,696)	(629)
Total finance expenses	(70,179)	(69,029)	(16,665)

Interest expense on the Convertible Notes is the nominal coupon rate of 9.25%. Fair value changes on Convertible Notes contains the fair value changes less the coupon rate and changes in credit risk. See Note 3 Financial risk management and Note 27 Convertible Notes.

Other financial expenses for year ended December 31, 2024 mainly consists of $5.0 million in transaction costs relating to amendments in the Group’s financing arrangements. See Note 25 Liabilities to credit institutions for further information.

Other financial expenses for the year ended December 31, 2023 mainly consist of $17.5 million in transaction costs relating to the issuance of Convertible Notes, and $1.4 million in previously capitalized and amortized transaction costs relating to the previous Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) that were expensed in connection with the extinguishment of the liability. See Note 25 Liabilities to credit institutions for further information on the SRCF Agreement.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

11. Net exchange rate differences

The exchange-rate differences recognized in the consolidated statement of operations are included as follows:

	2024	2023	2022
Other operating income and (expenses), net (Note 9)	(2,061)	(2,991)	(3,776)
Finance income and expenses (Note 10)	14,306	7,825	13,112
Exchange-rate differences—net	12,245	4,834	9,336

See Note 3 Financial risk management for further information on the Group’s primary currency exposure.

12. Income tax

The major components of income tax (expense)/benefit for the year ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Current tax:
Current income tax expense	(3,135)	(10,892)	(3,250)
Adjustments in respect of income tax of previous years	5,006	(2,282)	1,724
	1,871	(13,174)	(1,526)
Deferred tax:
Relating to origination and reversal of temporary differences	(5,570)	4,279	6,353
	(5,570)	4,279	6,353
Income tax (expense)/benefit reported in the consolidated statement of operations	(3,699)	(8,895)	4,827

Reconciliation of tax (expense)/benefit and the accounting loss multiplied by Sweden’s corporate tax rate:

	2024	2023	2022
Accounting loss before tax	(198,573)	(408,165)	(397,394)
At Sweden’s corporate income tax rate of 20,6%	40,906	84,082	81,863
Effect of tax rates in foreign jurisdictions	654	3,028	(803)
Non-taxable income	21	170	7
Non-deductible costs	(4,003)	(4,352)	(8,978)
Adjustments in respect of income tax of previous years	2,082	(2,282)	1,724
Change in unrecognized deferred taxes	(43,609)	(89,262)	(69,219)
Tax effect of changes in tax rates	3	(304)	112
Other	247	25	121
Income tax expense/(benefit)	(3,699)	(8,895)	4,827

Deferred tax

Deferred tax relates to the following:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	2024	2023
Property, plant and equipment	(6,562)	(3,759)
Lease right-of-use asset	(8,031)	(9,899)
Lease liability	7,547	9,470
Inventory	1,408	2,900
Loss allowances for financial assets	53	203
Accrued interest	2	234
Accrued expenses	2,342	5,098
Tax losses carried forward	1,192	497
Deferred tax credit	1,526	1,296
Share based compensation	580	503
Other	4,504	3,660
Net deferred tax assets	4,561	10,203
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	4,561	10,203

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

A reconciliation of net deferred tax is shown in the table below:

	2024	2023
Balance at January 1	10,203	5,860
Movement recognized in the consolidated statement of operations	(5,570)	4,279
Exchange differences	(72)	64
Balance at December 31	4,561	10,203

In some subsidiaries, a deferred income tax asset has been recognized to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity. For the Swedish subsidiaries, no deferred income tax asset was recognized since, according to the Group, the criteria for reporting deferred tax assets in IAS 12 were not met.

Deferred tax assets have not been recognized in respect of the following items:

	2024	2023
Property, plant and equipment(1)	33,499	31,138
Provisions(2)	—	6,152
Lease liabilities	454	11,951
Tax losses carried forward	216,667	194,417
Net interest expense carried forward	18,967	12,196
Total unrecognized deferred tax assets	269,587	255,854

(1)
Relates to impairment charges due to the decision to discontinue the construction of the production facility in Peterborough, UK. Refer to Note 15 Property, plant and equipment for further details.
(2)
Related to provisions due to the decision to discontinue the construction of the production facility in Peterborough, UK. Refer to Note 26 Provisions for further details.

As of December 31, 2024, the Group’s accumulated loss carry-forwards amounted to $1,052.9 million (2023: $947.5 million). Tax loss carry-forwards as of December 31, 2024 were expected to expire as follows:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Expected expiry	Less than 5 years	Unlimited	Total
Tax loss carry-forwards	11,833	1,041,074	1,052,907

The Group has unrecognized tax losses that arose in Sweden of $1,013.9 million (2023: $940.1 million, 2022: $548.4 million) that are available indefinitely for offsetting against future taxable profits of the companies in Sweden. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in companies that have been loss-making for some time, and there is no other evidence of recoverability in the foreseeable future. If the Group were able to recognize all unrecognized deferred tax assets on tax losses in Sweden, the result would increase by $208.9 million, $193.7 million, and $113.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Furthermore, the Group has recognized tax losses in other foreign jurisdictions amounting to $5.2 million (2023: $2.7 million, 2022: $3.9 million). A deferred tax asset has been recognized in respect of these losses as at December 31, 2024 as it is likely that these will be able to be utilized in the foreseeable future. The measurement of deferred tax assets is subject to uncertainty and the actual result may diverge from judgments due to future changes in business climate, altered tax laws etc. An assessment is made at each closing date of the likelihood that the deferred tax asset will be utilized.

As of December 31, 2024, no deferred tax liability had been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. It is not practicable to calculate the aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized.

The Company applies judgment in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it periodically evaluates positions taken in the tax returns to validate whether it has any uncertain tax positions, particularly those relating to transfer pricing. The tax filings of the Company and the subsidiaries in different jurisdictions include adjustments related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

13. Investments in subsidiaries

The Group had the following principal subsidiaries as at December 31, 2024:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Name	Country/place of registration and operations	Principal activities	Proportion of voting rights and shares held (directly or indirectly) (%)
Direct ownership
Cereal Base CEBA AB	Sweden	Holding	100%
Indirect ownership
Oatly AB	Sweden	Holding	100%
Oatly Sweden Operations & Supply AB	Sweden	Production	100%
Havrekärnan AB	Sweden	Production	100%
Oatly UK Ltd.	United Kingdom	Selling	100%
Oatly Germany GmbH	Germany	Selling	100%
Oatly Switzerland AG	Switzerland	Selling	100%
Oy Oatly AB	Finland	Selling	100%
Oatly Netherlands BV	Netherlands	Selling	100%
Oatly Netherlands Operation & Supply BV	Netherlands	Production	100%
Oatly EMEA AB	Sweden	Selling	100%
Oatly Inc.	United States	Holding	100%
Oatly US Inc.	United States	Selling	100%
Oatly US Operations & Supply Inc.	United States	Production	100%
Oatly Singapore Operations & Supply Pte Ltd.	Singapore	Production	100%
Oatly Hong Kong Holding Ltd.	Hong Kong, China	Selling	100%
Oatly Shanghai Co. Ltd.	China	Selling	100%
Oatly Food Co Ltd.	China	Production	100%
Oatly Thousands of Island Co Ltd.	China	Production	100%

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

14. Intangible assets

		Other Intangible assets
	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At January 1, 2023	112,904	13,821	5,495	1,214	133,434
Additions	—	252	1,800	446	2,498
Reclassification	—	555	—	(555)	—
Exchange differences	5,309	698	322	54	6,383
At December 31, 2023	118,213	15,326	7,617	1,159	142,315
Additions	—	—	1,087	966	2,053
Reclassification	—	782	—	(782)	—
Exchange differences	(10,972)	(1,435)	(687)	(130)	(13,224)
At December 31, 2024	107,241	14,673	8,017	1,213	131,144
Accumulated amortization
At January 1, 2023	—	(3,592)	(2,154)	—	(5,746)
Amortization charge	—	(4,040)	(1,305)	—	(5,345)
Impairment	—	(336)	—	—	(336)
Exchange differences	—	(389)	(173)	—	(562)
At December 31, 2023	—	(8,357)	(3,632)	—	(11,989)
Amortization charge	—	(2,493)	(1,598)	—	(4,091)
Impairment	—	(106)	—	—	(106)
Exchange differences	—	873	377	—	1,250
At December 31, 2024	—	(10,083)	(4,853)	—	(14,936)
Cost, net accumulated amortization
At December 31, 2023	118,213	6,969	3,985	1,159	130,326
At December 31, 2024	107,241	4,590	3,164	1,213	116,208

Goodwill is in its entirely related to the acquisition of Cereal Base CEBA AB in 2016.

14.1. Test of goodwill impairment

The Chief Executive Officer assesses the operating performance based on the Group’s three operating segments: Europe & International, North America and Greater China. Goodwill is monitored by the Chief Executive Officer at the level of the three operating segments. The goodwill existing as at December 31, 2024 and 2023 is entirely attributable to Europe & International.

The Group tests whether goodwill has suffered any impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group performed its annual impairment test as of December 31, 2024 and 2023. For the 2024 and 2023 reporting period, the recoverable amount of the cash-generating unit (“CGU”) was determined based on a value in use calculation, which requires the use of assumptions. The calculations use cash flow projections based on financial budgets approved by Management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using an estimated growth rate of 2.0% (2023: 2.0%). The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates. The pre-tax discount rate used is 10.2% (2023: 10.2%).

The following are key assumptions used in value in use calculations:

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

Sensitivity analysis

There are no reasonably possible changes in any of the key assumptions that would have resulted in an impairment of goodwill.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

15. Property, plant and equipment

A summary of property, plant and equipment as at December 31, 2024 and December 31, 2023 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At January 1, 2023	77,059	243,399	225,940	546,398
Additions	5,498	15,245	21,258	42,001
Sold	(295)	—	—	(295)
Disposals	(123)	(701)	(801)	(1,625)
Reclassifications	19,938	16,550	(36,488)	—
Exchange differences	2,672	4,356	7,386	14,414
At December 31, 2023	104,749	278,849	217,295	600,893
Additions	4,223	17,779	16,044	38,046
Sold(1)	—	(77)	(84,254)	(84,331)
Disposals(2)	(116)	(1,884)	(89,584)	(91,584)
Reclassifications	1,856	1,834	(3,690)	—
Exchange differences	(5,901)	(10,348)	(1,496)	(17,745)
At December 31, 2024	104,811	286,153	54,315	445,279
Accumulated depreciation and impairment
At January 1, 2023	(9,369)	(44,077)	—	(53,446)
Depreciation charge	(5,636)	(27,392)	—	(33,028)
Sold	295	—	—	295
Disposals	39	668	—	707
Impairment(3)	—	(171)	(152,187)	(152,358)
Exchange differences	(397)	(1,507)	(873)	(2,777)
At December 31, 2023	(15,068)	(72,479)	(153,060)	(240,607)
Depreciation charge	(6,206)	(27,822)	—	(34,028)
Sold(1)	—	10	80,104	80,114
Disposals(2)	49	1,650	75,291	76,990
Impairment(4)	(3,294)	(14,416)	(19,595)	(37,305)
Exchange differences	1,143	3,532	(919)	3,756
At December 31, 2024	(23,376)	(109,525)	(18,179)	(151,080)
Cost, net accumulated depreciation and impairment
At December 31, 2023	89,681	206,370	64,235	360,286
At December 31, 2024	81,435	176,628	36,136	294,199

(1)
Relates primarily to sold assets due to the decision to discontinue the construction of the production facilities in Peterborough, UK and Dallas-Fort Worth, Texas.
(2)
Relates primarily to disposal of assets due to the decision to discontinue the construction of the production facilities in Peterborough, UK and Dallas-Fort Worth, Texas.
(3)
Of the total $152.4 million, $152.2 million relates to impairment charges due to the decision to discontinue the construction of the production facilities in Peterborough, UK and Dallas-Fort Worth, Texas.
(4)
Of the total $37.3 million, $19.1 million relates to impairment charges due to the closure of the production facility in Singapore, and $17.6 million relates to impairment charges due to the decision to discontinue the construction of the production facility in China (Asia III).

The additions during the year ended December 31, 2024 is mainly related to investment in existing production facilities.

The depreciation expense for years ended December 31, 2024, 2023 and 2022 was $34.0 million, $33.0 million and $32.0 million, respectively.

Part of the Group’s property, plant and equipment are pledged to secure the Group’s liabilities to credit institutions. Refer to Note 3 Financial risk management for further details.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

15.1. Test of impairment

As described in Note 4 Significant accounting judgments, estimates and assessments, Management decided, for the 2024 and 2023 reporting periods, to perform impairment tests for the non-financial assets in all the three operating segments, not only for the segment containing goodwill. Refer to Note 14 Intangible assets for disclosure of impairment test for the operating segment Europe & International. The Group performed the impairment tests as of December 31, 2024 and 2023.

For North America and Greater China the recoverable amount for the cash generating units were established through calculation of the value in use, which require the use of assumptions, refer Note 14 Intangible assets for disclosure on the assumptions used. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using an estimated growth rate of 2%. The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates. The pre-tax discount rate used for North America was 10.6% (2023:10.8%) and for Greater China 9.2% (2023:9.7%).

The recoverable amount exceeds the carrying amount of non-financial assets for both North America and Greater China.

Sensitivity analysis - Greater China

The recoverable amount of the Greater China CGU would equal the carrying amount if the pre-tax discount rate increased by 1.0 percentage points or if the long-term EBITDA margin decreased by 1.1 percentage points.

Sensitivity analysis – North America

There are no reasonably possible changes in any of the key assumptions that would have resulted in an impairment for North America.

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

16.2. Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position discloses the following amounts relating to leases:

	2024	2023
Right-of-use assets
Land and buildings	31,172	69,434
Plant and machinery	14,383	18,959
Total	45,555	88,393
Lease liabilities
Non-current	31,724	72,570
Current	13,359	16,432
Total	45,083	89,002

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	Land and buildings	Plant and machinery	Total
Cost
At January 1, 2023	100,113	30,525	130,638
Increases	16,700	2,578	19,278
Decreases(1)	(27,255)	(1,775)	(29,030)
Exchange differences	3,015	454	3,469
At December 31, 2023	92,573	31,782	124,355
Increases	1,643	1,263	2,906
Decreases(2)	(36,065)	(3,376)	(39,441)
Exchange differences	(2,062)	(1,491)	(3,553)
At December 31, 2024	56,089	28,178	84,267
Accumulated depreciation and impairment
At January 1, 2023	(13,098)	(8,942)	(22,040)
Depreciation	(8,921)	(5,156)	(14,077)
Decreases	4,687	1,651	6,338
Impairment(3)	(5,355)	—	(5,355)
Exchange differences	(452)	(376)	(828)
At December 31, 2023	(23,139)	(12,823)	(35,962)
Depreciation	(7,418)	(4,390)	(11,808)
Decreases	9,865	2,622	12,487
Impairment(4)	(4,809)	—	(4,809)
Exchange differences	584	796	1,380
At December 31, 2024	(24,917)	(13,795)	(38,712)
Cost, net accumulated depreciation and impairment
At December 31, 2023	69,434	18,959	88,393
At December 31, 2024	31,172	14,383	45,555

(1)
Primarily related to change of lease term due to the decision to discontinue the construction of the Group’s production facility in Peterborough, UK.
(2)
Primarily related to terminated lease contract due to the discontinued construction of the Group’s production facility in Peterborough, UK.
(3)
Included an asset impairment charge of $3.7 million due to the decision to discontinue the construction of the Group’s production facility in Peterborough, UK.
(4)
Includes an asset impairment charge of $3.9 million due to the decision to discontinue the construction of the Group’s second production facility in China (Asia III).

16.3 Amounts recognized in the consolidated statement of operations

	2024	2023	2022
Depreciation and impairment charge of right-of-use assets
Land and buildings	(12,227)	(14,276)	(20,029)
Plant and machinery	(4,390)	(5,156)	(8,147)
Total	(16,617)	(19,432)	(28,176)
Interest expense (included in finance expenses)	(4,682)	(6,779)	(8,144)
Expense relating to short-term leases	(142)	(454)	(1,302)
Expense relating to leases of low-value assets that are not shown above as short-term leases	(33)	(723)	(310)

The total cash outflow for leases in 2024 was $24.5 million (2023: 19.4 million).

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The Group has the following lease agreements, which had not commenced as of December 31, 2024, but the Group is committed to:

•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $3.5 million for a term of six years. The lease will commence during 2024.

17. Other non-current receivables

	2024	2023
Promissory note	24,867	22,093
Long-term prepaid expenses	14,634	15,782
Deposits	1,024	1,861
Derivatives	125	1,027
Other receivables	3,681	3,615
Total	44,331	44,378

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

Long-term prepaid expenses consist primarily of a credit toward future use of shared assets at the Facilities due to the YYF Transaction. Due to the decision to discontinue the construction of the production facility in Dallas-Fort Worth, Texas, an impairment charge of $2.5 million was recorded during the year ended December 31, 2023. The impairment charge was included in Other operating income and (expenses), net in the consolidated statement of operations.

For further information on the YYF Transaction, see Note 34 Non-current assets held for sale.

18. Financial instruments per category

	2024	2023	2024	2023
	Fair value through profit or loss		At amortized cost
Assets in the consolidated statement of financial position
Other non-current receivables	—	—	44,206	43,351
Derivatives (part of Other non-current receivables)	125	1,027	—	—
Trade receivables	—	—	103,366	112,951
Other current receivables	—	—	8,297	22,764
Derivatives (part of Other current receivables)	—	857	—	—
Cash and cash equivalents	—	—	98,923	249,299
Total	125	1,884	254,792	428,365

	2024	2023	2024	2023
	Fair value through profit or loss		At amortized cost
Liabilities in the consolidated statement of financial position
Convertible Notes	324,395	323,528	—	—
Liabilities to credit institutions	—	—	121,973	120,305
Trade payables	—	—	60,152	64,368
Derivatives (part of Other current liabilities)	2	—	—	—
Accrued expenses	—	—	79,435	90,692
Total	324,397	323,528	261,560	275,365

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The change in fair value recorded in the profit and loss for 2024 was a gain of $31.3 million (2023: gain of $97.1 million, 2022: loss of $1.8 million), consisting primarily of fair value changes on Convertible Notes. The fair value changes are included in Finance income and (expenses), net in the consolidated statement of operations.

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

Recurring fair value measurements at December 31, 2024	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of Other non-current receivables)	—	125	—
Total financial assets	—	125	—
Financial liabilities
Convertible Notes	—	—	324,395
Derivatives (part of Other current liabilities)	—	2	—
Total financial liabilities	—	2	324,395

Recurring fair value measurements at December 31, 2023	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of Other non-current receivables)	—	1,027	—
Derivatives (part of Other current receivables)	—	857	—
Total financial assets	—	1,884	—
Financial liabilities
Convertible Notes	—	—	323,528
Total financial liabilities	—	—	323,528

There were no transfers between the levels during 2024 and 2023.

The carrying amount of the promissory note, is a reasonable approximation of fair value since the transaction was closed on March 1, 2023, and there have been no significant changes to credit risk or market rates during the period March 1 until December 31, 2024. See Note 17 Other non-current receivables.

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

Convertible Notes

Convertible Notes
At January 1, 2023	—
Issues of Convertible Notes	324,950
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	(74,078)
Change in fair value recognized in consolidated statement of other comprehensive loss	72,656
At December 31, 2023	323,528
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	867
At December 31, 2024	324,395

	December 31, 2024	December 31, 2023
Carrying amount	324,395	323,528
Includes: Cumulative fair value changes on Convertible Notes attributable to changes in credit risk, recognized in the fair value reserve	—	72,656
Amount the Company is contractually obligated to pay to holders of the Convertible Notes at maturity	546,842	546,842
Difference between carrying amount and the amount the Company is contractually obligated to pay to holders of Convertible Notes at maturity	(222,447)	(223,314)

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

The following table lists the key inputs and assumptions used in the valuation model as of December 31, 2024:

	2024	2023
Conversion price ($) (1)	1.36-1.89	1.36-2.52
Share price at valuation date ($)	0.6628	1.18
Expected price volatility of the Company share (%)	70.00	65.00
Risk-free interest rate (%)	4.30	3.90
Market interest rate (%)	20.00	21.50

(1) The Convertible Notes are convertible at the option of each holder at a conversion price of $1.81-1.89 per ordinary share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2025. For further details on the Convertible Notes and the conversion price reset mechanism, see Note 27 Convertible Notes.

The market interest rate has been assessed based on the observed range of yields on corporate bonds with comparable terms and comparable credit ratings to that of the Group.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The following table shows the impact of the key inputs and assumptions on the fair value of the Convertible Notes:

	2024	2023
Share price decrease 30%	303,849	284,266
Share price increase 30%	346,372	357,969
Volatility decrease 10 percentage points	319,311	313,437
Volatility increase 10 percentage points	329,108	333,614
Risk-free interest rate decrease 1 percentage point	323,810	321,889
Risk-free interest rate increase 1 percentage point	324,954	325,089
Market interest rate decrease 1 percentage point	333,154	332,199
Market interest rate increase 1 percentage point	315,973	315,256

19. Inventories

	2024	2023
Raw materials and consumables	12,565	16,500
Finished goods	53,037	51,382
Total	65,602	67,882

Inventories recognized as an expense during the year ended December 31, 2024 amounted to $555.7 million (2023: $599.0 million, 2022: $608.8 million) and were included in cost of goods sold in the consolidated statement of operations.

Write-downs of inventories to net realizable value during the year ended December 31, 2024 amounted to $3.1 million (2023: $17.0 million, 2022: $28.8 million). The write-downs were recognized as an expense during the years ended December 31, 2024, 2023 and 2022 and included in cost of goods sold in the consolidated statement of operations.

20. Trade receivables

	2024	2023
Trade receivables	104,144	114,171
Less: allowance for expected credit losses	(778)	(1,220)
Trade receivables—net	103,366	112,951

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	2024	2023
EUR	31,660	31,523
USD	29,931	27,828
GBP	19,670	20,909
CNY	13,616	19,445
SEK	2,701	5,939
Other	5,788	7,307
Total	103,366	112,951

For more information on aging schedule and the allowance for expected credit losses, please see Note 3.1.2 Credit risk.

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

21. Other current receivables

	2024	2023
Value added tax	6,169	8,954
Advance payments to vendors	1,158	1,788
Short-term derivatives	—	857
Other	8,411	22,221
Total	15,738	33,820

As of December 31, 2023, other included a receivable of $12.2 million related to production equipment returned to a supplier due to the decision to discontinue the construction of the production facility in Peterborough, UK. The receivable was settled during the year ended December 31, 2024.

For further information on the YYF Transaction, see Note 34 Non-current assets held for sale.

22. Prepaid expenses

	2024	2023
Prepaid financing expenses	2,312	4,006
Prepaid selling and marketing expenses	1,264	1,587
Prepaid insurance expenses	555	620
Other	5,271	10,715
Total	9,402	16,928

23. Cash and cash equivalents

The consolidated statement of financial position and the consolidated statement of cash flows include the following items in “cash and cash equivalents”:

	2024	2023
Short-term deposits	40,000	170,000
Cash at bank and on hand	58,923	79,299
Total	98,923	249,299

Short-term deposits are time deposits and structured deposits, with maturities of 1 to 3 months. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

24. Equity

Share capital and Treasury shares

In May 2021, the shareholders resolved to issue 69,497 thousand warrants to secure the future delivery of shares under the 2021 Plan. During May 2024, the Company exercised 3,667 thousand warrants (May 2023: 2,882 thousand warrants, May 2022: 650 thousand warrants). As of December 31, 2024 and 2023, there were 62,298 thousand and 65,965 thousand warrants outstanding, respectively.

Upon exercise of the warrants in May 2024, 3,667 thousand ordinary shares were allotted and issued, and 2,910 thousand ordinary shares were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the May 2021, May 2022, May 2023 and July 2023 grants. In November 2024, an additional 590 thousand were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the November 2021, November 2022 and May 2023 grants. The remaining balance is held as treasury shares to enable the Company’s timely delivery of shares upon the exercise of outstanding share options and to meet future vesting of the RSUs.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

As of December 31, 2024 and 2023, 598,560 thousand and 595,060 thousand ordinary shares were outstanding, respectively, and the par value per share was $0.00018 (SEK 0.0015). The Company had 417 thousand treasury shares as of December 31, 2024 and 249 thousand treasury shares as of December 31, 2023.

Other contributed capital

As of December 31, 2024 and 2023 other contributed capital of $1,628.0 million consists of share premium, shareholders contribution and proceeds from warrant issues.

Other reserves

As of December 31, 2024, other reserves of $(274.2) million consists of fair value reserve of $(72.7) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(201.5) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

As of December 31, 2023, other reserves of $(233.2) million consists of fair value reserve of $(72.7) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(160.5) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

Accumulated deficit

As of December 31, 2024 and 2023 accumulated deficit of $(1,249.3) million and $(1,061.0) million, respectively, consists of accumulated losses and share-based compensation.

Non-controlling interest

On July 27, 2023, one of the Group’s subsidiaries in China carried out a share issue. Prior to the share issue the Group owned 100 percent of the share capital in the subsidiary. Xiangpiaopiao Food Co., Ltd. subscribed for a part of the new issued shares and owns 40 percent of the share capital after the transaction, whereas the Group recognized a non-controlling interest. As of December 31, 2024, non-controlling interests amounted to $1.4 million.

25. Liabilities to credit institutions

	2024	2023
Non-current liabilities to credit institutions	116,216	114,249
Current liabilities to credit institutions	5,757	6,056
Total	121,973	120,305

As of December 31, 2024 and December 31, 2023, the Liabilities to credit institutions balance amounted to $122.0 million and $120.3 million, respectively, and was related to outstanding amounts under the TLB Credit Agreement (as defined below) and the EIF Facility (as defined below).

The European Investment Fund guaranteed three-year term loan facility with Svensk Exportkredit (the “EIF Facility”) was entered into in October 2019. In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remained unchanged. As of December 31, 2024 and December 31, 2023, the Group had €1.3 million (equivalent of $1.3 million) and €2.5 million (equivalent of $2.8 million), respectively, outstanding on the EIF Facility, including accrued interest.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

In April 2023, the Company entered into the TLB Credit Agreement with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million borrowed by Oatly AB. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with a floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement, contains maintenance financial covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement. As of December 31, 2024, and December 31, 2023, the Group had $120.7 million and $117.5 million, respectively, outstanding under the TLB Credit Agreement, including accrued interest and net after original issue discount and transaction costs.

In April 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement, including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the TLB Credit Agreement by way of the Intercreditor Agreement. As of December 31, 2024 and December 31, 2023, the Group had no utilized loan amounts under the amended SRCF Agreement.

In May 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the Convertible Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the Convertible Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement. See Note 27 Convertible Notes for more information on the Company’s Convertible Notes.

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

Financial covenants

The minimum EBITDA covenant that applies to the TLB Credit Agreement, the SRCF Agreement and the EIF Facility is tested in respect of the LTM period ending on each quarter date. Minimum liquidity that applies to the TLB Credit Agreement, the SRCF Agreement and the EIF Facility and the tangible solvency ratio applying to the SRCF Agreement and the EIF Facility are tested on each quarter date.

26. Provisions

	Restructuring	Decommissioning	Legal settlement
At January 1, 2024	35,263	1,531	9,250
Charged to the consolidated statement of operations:
- Additional provisions recognized	34,159	—	—
- Unwinding of discount effect	54	—	—
- Reversal of non-utilized amounts	(2,363)	—	—
Amounts used during the year	(36,896)	—	(9,250)
Reclassifications	3,247	(1,551)	—
Charged to other comprehensive loss:
- Exchange differences	(403)	20	—
At December 31, 2024	33,061	—	—
Non-current	14,857	—	—
Current	18,204	—	—

Restructuring

The restructuring provisions recorded in 2024 was principally related to decommissioning and other exit costs for the closure of the production facility in Singapore. The costs relating to the closure of the facility are expected to be paid throughout the coming 2 years. The Group also recorded provisions related to organizational restructuring. The organizational restructuring plan was drawn up and announced to the employees during 2024.

During the year ended December 31, 2024 the Group had $29.7 million in cash outflows primarily relating to the continued exit of the production facility in Peterborough, UK.

The restructuring provision recorded in 2023 related principally to decommissioning and other exit costs for the discontinued construction of the production facilities in Peterborough, UK and Dallas-Fort Worth, Texas.

Decommissioning

A provision recognized for decommissioning costs which relates to restoration costs for leased production facilities. The decommissioning was settled at the end of the 2024 due to the closure of the Group’s production facility in Singapore.

Legal settlement

The legal settlement provision recognized in 2023 was paid during the second quarter of 2024. For information regarding the legal settlement, see Note 33 Commitments and contingencies.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 27. Convertible Notes

On March 23, 2023, and April 18, 2023, the Company issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest S.A. (“Verlinvest”) and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by us. The Original Convertible Notes were convertible at the option of each holder at an initial conversion price of $2.41 per ordinary share or per ADS, subject to customary anti-dilution adjustments and conversion rate resets. On March 23, 2024, the conversion price of the Original Convertible Notes was reset to $1.81 in accordance with the terms thereof. As a result of the ADS Ratio Change, the conversion price of the U.S. Notes was proportionately adjusted from $1.81 to $36.20. The conversion price of the U.S. Notes may be reset again on March 23, 2025, if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2025, times 1.17 is below $36.20. The conversion price of the U.S. Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $27.20 on March 23, 2025.

Because the Swedish Notes are convertible into Ordinary Shares rather than ADSs, the ADS Ratio Change did not affect the conversion price and conversion rate of the Swedish Notes. In order to ensure that the holders of the Swedish Notes remain in the same economic position as before the ADS Ratio Change and to preserve economic equivalency of the Swedish Notes with the U.S. Notes and the HH Notes, the Company, in accordance with the terms and conditions of the Swedish Notes, will interpret the definition of “Daily VWAP” therein to assume the trading price of 1/20 of an ADS. The conversion price of the Swedish Notes may be reset again on March 23, 2025, if the “Daily VWAP” of 1/20 of an ADS for the 30 consecutive trading days immediately preceding March 23, 2025, times 1.17 is below $1.81. The conversion price of the Swedish Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.36 on March 23, 2025.

The Company may require conversion of the Convertible Notes if the last reported sale price of its ADSs equals or exceeds 200% of the applicable conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into the Intercreditor Agreement which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affect e.g. the Convertible Notes.

On May 9, 2023 the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of Company’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. The conversion price may be reset again on March 23, 2025, if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2025, times 1.17 is below $37.80. The conversion price of the HH Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $28.20 on March 23, 2025. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company’s shareholders, Verlinvest, agreed to sell and Hillhouse agreed to

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the Intercreditor Agreement.

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

For details on the fair value on Convertible Notes, see Note 18 Financial instruments per category.

28. Other current liabilities

	2024	2023
Value added tax	5,290	10,203
Employee withholding taxes	1,943	2,224
Derivatives	2	—
Other	763	1,446
Total	7,998	13,873

29. Accrued expenses

	2024	2023
Accrued variable consideration	24,549	19,649
Accrued personnel expenses	24,284	30,646
Accrued production expenses	12,701	26,140
Accrued logistic expenses	10,762	9,318
Accrued marketing and sales expenses	9,218	10,050
Other accrued expenses	22,205	25,535
Total	103,719	121,338

30. Related party disclosures

Entity with significant influence over the Group

CR Verlinvest Health Investment Limited (Org No 2380741), headquartered in Hong Kong, the People’s Republic of China, owns 45.4% of the ordinary shares in the Group (2023: 45.7%). Related parties are CR Verlinvest Health Investment Limited and its subsidiaries, as well as the Board of Directors and key management (senior executives and their associates) in the Group. Information about key management compensation is found in Note 7 Employee and personnel costs.

Subsidiaries

Interests in subsidiaries are set out in Note 13 Investments in subsidiaries.

Transactions with related parties

For 2024, $1.4 million (2023: $1.0 million, 2022: $1.0 million) has been recognized in the consolidated statement of operations for compensation to the Board of Directors.

For the year ended December 31, 2024, Oatly expensed $1.2 million (2023: $1.1 million, 2022: $0.9 million) pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of the Board of Directors, was a 33% owner prior to divesting such ownership interest during the third quarter of 2024.

On April 18, 2023 the Company issued Convertible Notes to related parties, Nativus Company Limited and Verlinvest S.A, with a fair value of $174.0 million. As of December 31, 2024, the fair value of the outstanding Convertible Notes to related

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

parties amounted to $158.9 million. The Convertible Notes were issued with the terms and conditions described in Note 27 Convertible Notes.

31. Changes in liabilities attributable to financing activities

	Liabilities to credit institutions	Leases	Convertible Notes	Total
Balance at January 1, 2022	5,987	143,219	—	149,206
Cash flows	46,818	(10,899)	—	35,919
Non-cash flows:
Addition – leases	—	20,111	—	20,111
Foreign exchange adjustments	(292)	(8,529)	—	(8,821)
Assets held for sale (Note 34)	—	(44,794)	—	(44,794)
Other changes	77	—	—	77
Balance at December 31, 2022	52,590	99,108	—	151,698
Cash flows	61,985	(11,411)	324,950	375,524
Non-cash flows:
Addition – leases	—	21,341	—	21,341
Foreign exchange adjustments	407	2,844	—	3,251
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	—	—	(74,078)	(74,078)
Change in fair value recognized in consolidated statement of other comprehensive loss	—	—	72,656	72,656
Remeasurement - leases(1)	—	(17,886)	—	(17,886)
Other changes	5,323	(4,994)	—	329
Balance at December 31, 2023	120,305	89,002	323,528	532,835
Cash flows	(2,678)	(19,645)	—	(22,323)
Non-cash flows:
Addition – leases	—	2,880	—	2,880
Foreign exchange adjustments	840	(2,027)	—	(1,187)
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	—	—	867	867
Cancellation - leases(2)	—	(25,118)	—	(25,118)
Other changes	3,506	(9)	—	3,497
Balance at December 31, 2024	121,973	45,083	324,395	491,451

(1) Remeasurement related to change of lease term due to the decision to discontinue the construction of the production facility in Peterborough, UK.

(2) Cancellation is primarily related to terminated lease contract due to the continued exit of the production facility in Peterborough, UK.

The Group classifies interest paid as cash flows from operating activities.

32. Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period (net of treasury shares).

	2024	2023	2022
Loss for the year, attributable to the shareholders of the parent	(201,949)	(416,874)	(392,567)
Weighted average number of shares (thousands)	596,886	593,601	592,032
Basic and diluted loss per share, U.S. $	(0.34)	(0.70)	(0.66)

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	2024	2023	2022
Restricted stock units	16,403,397	8,415,816	8,147,594
Stock options	11,606,280	21,289,191	14,339,052
Convertible Notes (1)	400,616,344	400,616,344	—

(1) The number of potential dilutive shares from the Convertible Notes are calculated assuming the most advantageous conversion price from the standpoint of the holder and assuming all capitalized interest at maturity will be settled with shares or ADSs. For further details on the Convertible Notes and the conversion price reset mechanism, see Note 27 Convertible Notes.

Refer to Note 8 Share-based compensation for a description of RSUs and stock options.

33. Commitments and contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify significant terms, including fixed or minimum services to be purchased and fixed, minimum or variable price provisions. For the twelve months ended December 31, 2024, volume adjustments related to co-packer arrangements in Europe & International and North America resulted in volume shortfall expenses of $6.4 million. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Leases

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 16 Leases.

Legal contingencies

From time to time, the Company may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB et al., Case No. 1:21-cv-06360-AKH, Bentley v. Oatly Group AB et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. Those actions were consolidated under the caption In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. The operative consolidated complaint alleged violations of the Securities Exchange Act of 1934, SEC Rule 10b-5, and the Securities Act of 1933. In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022 in the New York County Supreme Court against the Company and certain of its officers and directors, alleging violations of the Securities Act of 1933. In May 2022, the New York County Supreme Court granted a stay of Hipple v. Oatly Group AB et al. pending final adjudication of In re Oatly Group AB Securities Litigation. In October 2023, the parties reached a settlement in principle of both matters requiring the Company to pay $9.25 million, which was contingent upon court approval, among other things. In July 2024 the United States District Court for the Southern District of New York approved the settlement of In re Oatly Group AB Securities Litigation, and in August 2024, the New York County Supreme Court approved the settlement of Hipple v. Oatly Group AB et al., effectively concluding all pending class actions.

34. Non-current assets held for sale

On December 30, 2022, Oatly, Inc., and its wholly owned subsidiary, Oatly US Operations & Supply Inc., entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Ya YA Foods USA LLC (“YYF”), and parent Aseptic

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Beverage Holdings LP, a Delaware limited partnership (“Buyer Parent”), to establish a strategic partnership pursuant to which Oatly, Inc. would sell the Facilities to YYF. Subject to the terms and conditions of the Asset Purchase Agreement, YYF would acquire a majority of the assets that were used in the operation of the Facilities and assume the obligations arising under the real property leases and certain contracts for and related to the Facilities. The assets subject to the Asset Purchase Agreement were included in the Americas reportable segment. As of December 31, 2022, these assets met the criteria for classification as held for sale. As part of the transaction and reclassification to held for sale, an impairment of $38.3 million was recognized to reduce the carrying amount of the assets to their fair value less costs of disposal. The impairment was recognized as other operating expenses in the consolidated statement of operations as of December 31, 2022.

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

Following certain events during the fourth quarter of 2023, the Company decided to discontinue the construction of the production facility in Dallas-Fort Worth, Texas. For the twelve months ended December 31, 2023, the Company recorded an impairment charge of $13.9 million related to the credit toward future capital expenditures, and an impairment charge of $2.5 million related to the credit toward future use of shared assets at the Dallas-Fort Worth Facility. The impairment charges are included in Other operating income and (expenses), net in the consolidated statement of operations. See Note 17 Other non-current receivables and Note 21 Other current receivables for further information.

During 2024 the Company concluded the project of exiting the production facility in Dallas-Forth Worth, Texas.

35. Events after the end of the reporting period

On February 11, 2025, the Group’s Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement were amended and restated to, among other things, (i) reset certain financial covenant levels applying to the minimum liquidity financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of certain financial covenants, including in relation to certain costs relating to the discontinuance of certain of the Group’s manufacturing facilities and (iii) provide certain flexibility for disposals of assets relating to the relevant manufacturing facilities.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The amended Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement impose limitations on drawdowns under the Sustainable Revolving Credit Facility Agreement (other than under ancillary facilities, such as overdraft facilities and bank guarantees, which are exempted from these limitations) based on the last four quarters’ consolidated EBITDA of the Group, where, if last four quarters’ consolidated EBITDA of the Group is:

(i)
less than $0, $0 may be drawn; and
(ii)
equal to or greater than $75 million, the full amount of the existing facility may be drawn,

with interim steps in between, and increases requiring improved performance for two consecutive four quarter periods and reductions requiring decreased performance for one four quarter period.

On February 11, 2025, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the Sustainable Revolving Credit Facility Agreement on February 11, 2025.

On February 18, 2025, the Company completed a ratio change whereby the ratio of its ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares.