Form 20-F
period 2025-12-31
Oatly Group AB
filed 2026-03-13
CIK 1843586

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 624,500,001 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

i

F. Expenses of the Issue	98

ii

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this annual report, on Form 20-F (this “Annual Report”), the terms “Oatly”, the “Company”, the “Group”, “we”, “us”, “our”, “our company” and “our business” refer to Oatly Group AB, together with its consolidated subsidiaries as a consolidated entity. When we refer to “plant-based dairy” throughout this Annual Report, we are referring to “plant-based dairy alternatives”.

On February 18, 2025, we completed a ratio change whereby the ratio of our American depositary shares (“ADSs”) to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). All metrics in this Annual Report, including references to price per ADS and a specific number of ADSs, restricted stock units (“RSUs”) or stock options, for the fiscal years 2021, 2022, 2023, 2024 and 2025 reflect the new ADS to ordinary share ratio of one ADS representing twenty ordinary shares (1:20).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future operating results and financial position, our business strategy and plans, including strategic reviews, market growth opportunities and trends in the markets in which we operate, our geographic footprint, our sustainability goals, targets and ambitions, expectations regarding demand and acceptance for our products and competition, expectations regarding the impact of macroeconomic effects, imposition or revocation of tariffs or other trade sanctions/retaliation, supply chain constraints and inflation, our objectives for future operations and our business, expectations regarding cost reductions, our ability to raise additional capital to fund our operations, the sufficiency of our cash and cash equivalents and the funding of our business plan, are forward-looking statements. Words or phrases such as “forecast”, “project”, “should”, “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

The forward-looking statements included in this Annual Report are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to those described under the sections in this Annual Report entitled Item 3.D. “Key Information—Risk Factors” and Item 5. “Operating and Financial Review and Prospects” and elsewhere in this Annual Report.

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

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. You should not put undue reliance on any forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors described in this Annual Report, including factors beyond our ability to control or predict. Although we believe that the expectations reflected in the forward-looking statements are reasonable and made in good faith, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law or applicable stock exchange rules, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we reference in this

Annual Report and have filed as exhibits to this Annual Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

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

All references in this Annual Report to “dollar”, “USD” or “$” refer to U.S. dollars, the terms “Swedish Kronor” and “SEK” refer to the legal currency of Sweden, the terms “euro”, “EUR” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended, the terms “£” and “GBP” refer to pounds sterling, and the term “CNY” refers to Chinese Yuan.

RISK FACTOR SUMMARY

The following is a summary of the principal risks that could significantly and negatively affect our business, prospects, financial conditions, or results of operations. For a more complete discussion of the material risks facing our business, see Item 3.D. “Key Information—Risk Factors”.

Risks Related to Our Business and Industry, such as, our history of losses, and how we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy, and materials; how our future business, financial condition and results of operations may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients, which meet our quality standards, that our limited number of suppliers are able to sell to us; how a failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations; any damage or disruption at our production facilities, which manufacture the primary components of all our products; harm to our brand or reputation due to real or perceived quality, food safety, nutrition or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations; food safety and food-borne illness incidents or other safety concerns that have led to product recalls and how such events may in the future materially adversely affect our business, financial condition and results of operations by exposing us to lawsuits or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings; how a failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business; how we may not be able to compete successfully in our highly competitive markets; risks from consolidation of customers or the loss of a significant customer; a reduction in sales of our oatmilk varieties, which contribute a significant portion of our revenue, would have an adverse effect on our business, financial condition and results of operations; relying heavily on our co-manufacturing partners; our strategic partnerships with co-manufacturers may not be successful, which could adversely affect our operations and manufacturing strategy; failure by our logistics providers to deliver our products on time, or at all, could result in lost sales; that we may not successfully ramp up operations at any of our or our co-manufacturing partners’ facilities, or these facilities may not operate in accordance with our expectations; a failure to effectively expand our processing, manufacturing and production capacity through existing facilities, or a failure to find acceptable co-manufacturing or co-manufacturing partners to help us expand, as we continue to grow and scale our business to a steady operating level; failure to develop and maintain our brand; failure to develop or introduce new products or successfully improve existing products may adversely affect our ability to continue to grow; a failure to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or a failure to derive revenue from our existing customers consistent with our historical performance; consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected; a failure to manage our future growth effectively; impairment charges for long-lived assets and other exit costs in connection with our production facilities, and how we may need to recognize further costs in the future; sustainability risks (including environmental, climate change and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation; reliance on information technology systems and how any inadequacy, failure or interruption of, or cybersecurity incidents affecting, those systems may harm our reputation and ability to effectively operate our business; how cybersecurity incidents or other technology disruptions could negatively impact our business and our relationships with customers;

risks associated with the adoption of artificial intelligence and other machine learning technologies; risks associated with how our customer agreements do not require our customers to continue purchasing products from us; difficulties as we expand our operations into countries in which we have no prior operating experience; how our strategic review of the Greater China business may be unsuccessful; how our operations in the People’s Republic of China (“China”) could expose us to substantial business, regulatory, political, financial and economic risks; risks associated with the international nature of our business subjecting us to global economic and geopolitical risks; if we fail to comply with trade compliance and economic sanctions laws and regulations of the United States, the European Union (“EU”) and other applicable international jurisdictions, it could materially adversely affect our reputation and results of operations; how an increase in market interest rates will increase our future interest payments under our debt agreements given that some of these agreements contain a floating interest rate component; how our international operations expose us to the risk of fluctuations in currency exchange rates; risks associated with our cash and cash equivalents being maintained at financial institutions, often in balances that exceed insured limits; packaging costs are volatile and may rise significantly; how fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations; how litigation or legal proceedings could expose us to significant liabilities or costs and have a negative impact on our reputation or business; our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all; failure to retain our senior management or to attract, train and retain qualified employees; if we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed; our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost; disruptions in the worldwide economy; macroeconomic conditions, including rising inflation, interest rates and supply chain constraints; risks inherent to organizations with international operations;

Risks Related to Regulation, such as, the risk that legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties; how our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all applicable laws and regulations; changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, financial condition and results of operations; how we are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations;

Risks Related to Our Intellectual Property, such as, we may not be able to protect, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success;

Risks Related to the Ownership of Our ADSs, such as, our ability to successfully remediate any material weaknesses in internal controls, which may prevent us from being able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner; how our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders; how our results of operations and the market price of our ADSs have been, and may be, volatile, and you may lose all or part of your investment; although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the continued listing requirements of Nasdaq it could result in a delisting of our securities; how we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; that we may lose our foreign private issuer status in the future, or future changes to the U.S. SEC’s rules and regulations may change the reporting requirements for foreign private issuers, which could result in significant additional costs and expenses; as we are a foreign private issuer and follow home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements; you may not be able to exercise your right to vote the ordinary shares underlying your ADSs; purchasers of ADSs may be subject to limitations on transfer of their ADSs; ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action; how holders of our ADSs or ordinary shares have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees; how the Company may be subject to securities litigation, which is expensive and could divert management attention; a significant portion of our total issued and outstanding ADSs are eligible to be sold into the market, which could cause the market price of our ADSs to drop significantly, even if our business is doing well; that we may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our

ADSs; our shareholders may face difficulties in protecting their interests because we are a Swedish company; there may be difficulties in enforcing foreign judgments against us, and our directors or our management; Oatly Group AB is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any; if we are treated as a passive foreign investment company, U.S. holders of our ordinary shares or ADSs subject to U.S. federal income tax may suffer material adverse tax consequences; if a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences; changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments;

Risks Related to Our Indebtedness, Nordic Bonds and Outstanding Convertible Notes, such as, how we have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs; we may not be able to generate sufficient cash flows to service our outstanding debt and fund operations and may be forced to take other actions to satisfy our obligations under such debt; covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition; the fundamental change provisions of the Convertible Notes (as defined elsewhere in this Item 3.D) may delay or prevent an otherwise beneficial asset disposition or takeover attempt of us; transactions relating to the Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities; potential arbitrage or hedging strategies by purchasers of the Convertible Notes may affect the value of our ordinary shares and the conversion price for the Convertible Notes may negatively impact the value of our ADSs;

General Risk Factors, such as, that we cannot assure you that a market for our ADSs will be sustained which may cause volatility in the public trading markets and investors may not be able to resell their ADSs at or above the price they pay; if securities or industry analysts cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our ADSs adversely, the price and trading volume of our ADSs could decline; and we continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

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

We have experienced net losses in the recent past, including in 2024 and 2023. Although we have reduced our net losses in recent years and have positive adjusted EBITDA in 2025, we may not achieve or sustain profitability in the future. Inflation has recently impacted the current macro-economic environment and caused elevated inflationary pressure across the broader economy, driving further increases to, among other things, interest rates, transportation, energy, and materials. We have experienced, and may continue to experience, higher commodity and supply chain costs, including transportation, packaging, manufacturing and ingredient costs, as well as higher electricity costs in Europe due to the disruption of European energy markets. Moreover, the current macroeconomic environment has, and may continue to, negatively impact our supply chain and business operations, including the Company’s capacity expansion projects as a result of distribution and other logistical issues; longer lead times for equipment; supply chain disruptions, including with respect to raw materials, which may result in higher inflationary pressure; and impact to our facility operations or those of our suppliers or co-manufacturers.

Further, changes in the macroeconomic landscape have affected and may in the future continue to affect customer spending habits, increasing demand for cheaper products and labels. Many of our expenses, including the costs associated with operating our existing production and manufacturing facilities, are fixed. We also have costs related to increasing our customer base, expanding our marketing channels and end markets, investing in our distribution and co-manufacturing partnerships, continuing our research and development activities, launching additional products, obtaining and storing ingredients and other products and enhancing our technology and production capabilities.

Accordingly, we may not succeed in increasing our revenue and margins sufficiently to offset any potential increased expenses and costs of goods sold, and we may not be able to adjust or reduce our operating expenses quickly enough and thus may not be able to achieve or sustain profitability, and we may incur significant losses in the future.

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

We currently work closely with several suppliers for the oats used in our products. We purchase our oats from farmers in Sweden, Canada, the United Kingdom, the Baltic states, Australia and Finland through millers in Sweden, Finland, China, Canada, the United States and Belgium, so our supply may be affected by any adverse events in these countries or any delays in transport between countries and regions. Additionally, there is significant uncertainty about the imposition of tariffs in the United States following the U.S. Supreme Court decision that struck down certain U.S. tariffs implemented by the current U.S. administration and additional tariff announcements by the U.S government. The U.S. may impose tariffs using other tariff authorities and other countries may impose retaliatory tariffs or other measures. This could increase the prices we pay for oats, increase the prices paid by our consumers for our products, reduce our profit margins and increase the difficulty of commercial negotiations with our customers and suppliers. Any disruption in the supply of oats from these suppliers would have a material adverse effect on our business if we cannot replace these suppliers in a timely manner, or at all.

Water is a key raw material in our production processes, and its quality directly affects food safety, product integrity, and operational reliability. Water may be subject to microbiological contamination (including pathogens and biofilm formation), chemical contaminants (such as heavy metals, nitrates, pesticide residues, PFAS, or residual cleaning agents), or physical impurities (including sediment or pipe fragments). Variations in water composition, pH, or hardness may also impair cleaning effectiveness, ingredient and product stability, and equipment performance, potentially leading to corrosion, contamination, or production disruptions. Although we apply water quality specifications, monitoring systems, and treatment controls, failures in municipal supply, infrastructure, or internal systems could result in product recalls, regulatory action, operational downtime, or reputational harm.

We use a variety of enzymes throughout our production process, which we source from a few suppliers. We also rely on one supplier to produce an enzyme that we use to provide certain characteristics to some of our products, including our Barista Edition oatmilk. Any disruptions in this supplier’s production facilities or processes could have a material adverse effect on our ability to consistently produce certain products in a timely manner, which could harm our reputation and relationship with our customers, as well as materially adversely affect our business, financial condition and results of operations. While we maintain a good relationship with this supplier, there can be no assurance that we will be able to continue purchasing the necessary enzyme from this supplier on favorable terms, or at all, in the future. We are exploring alternative methods of achieving these product characteristics that may require us to expend a significant amount of time and effort to find alternative suppliers and/or develop new technology that meets our standards for quality, which could disrupt our operations and adversely affect our business.

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

Since our inception, substantially all our resources have been dedicated to commercial development as well as development of our products, including purchases of property, plant and equipment, manufacturing facility improvements and purchases of additional manufacturing equipment as well as creating an operating model and building an organization suitable to our size and growth, as we have historically focused on growing our business. Developing new products and entering new markets, including expansion into new international sales and production operations and countries in which we have no prior operating experience, is associated with high costs and capital expenditures and there is a risk that strategic actions do not lead to the anticipated outcomes and that resources allocated do not lead to the desired outcomes . For further discussion of the risks of such expansion efforts, see “—We may not successfully ramp up operations at any of our or our co-manufacturing partners’ facilities, or these facilities may not operate in accordance with our expectations”, “—We may face difficulties as we expand our operations into countries in which we have no prior operating experience” and “—Our operations in China could expose us to substantial business, regulatory, political, financial and economic risks”. Although our asset-light strategy has reduced our capital expenditures relative to historical levels, which has had a positive impact on our cash flows, we have a history of experiencing, and expect to continue to experience, negative cash flows from operations, which may require us to finance existing and new capital expenditures and our operations through capital contributions and debt financing.

On March 23, 2023 and April 18, 2023, we issued $300.0 million in aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 in private offerings, of which $200.1 million were issued pursuant to a Swedish Subscription Agreement (the “Swedish Notes”) and $99.9 million were issued pursuant to U.S. Investment Agreements and a U.S. Indenture (the “Original U.S. Notes”). In May 2023, we issued an additional $35.0 million in aggregate principal amount of notes in a private offering pursuant to a separate U.S. Investment Agreement and a U.S. Indenture (the “Additional U.S. Notes” and, together with the Original U.S. Notes, the “U.S. Notes” and the U.S. Notes, together with the Swedish Notes, the “Convertible Notes”). In addition, in April 2023, we incurred $130.0 million of indebtedness under a Term Loan B Credit Agreement (the “TLB Credit Agreement”). Concurrently, we also amended and restated our then existing Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) documenting commitments of SEK 2,100.0 million (equivalent to $192.1 million).

On September 30, 2025, we issued SEK denominated senior secured floating rate bonds (the “Nordic Bonds”) with an initial issue amount of SEK 1,700.0 million and entered into an SEK 750.0 million super senior revolving credit facility agreement (the “SSRCF”). On October 3, 2025, we prepaid the TLB Credit Agreement in full, cancelled, terminated, and replaced the SRCF Agreement, and repurchased and cancelled an aggregate amount of $42.9 million U.S. Notes.

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

Significant portions of our operations are located in our five production facilities as of December 31, 2025. A natural disaster, extreme weather conditions, fire, power interruption, work stoppage, labor matters (including illness or absenteeism in workforce), pandemic or other calamity at any one of these facilities and any combination thereof would significantly disrupt our ability to deliver our products and operate our business. Further, there is a concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on the frequency and severity of such natural disasters and extreme weather conditions. In the future, we may also experience plant shutdowns or periods of reduced production because of regulatory issues, equipment failure, employee-related incidents that result in harm or death, delays in raw material deliveries or as a result of a pandemic or related response measures. Any such disruption or unanticipated event may cause significant interruptions or delays in our business, and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all, and may result in lawsuits.

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

We believe our consumers rely on us to provide them with high-quality plant-based products. Therefore, any real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements or concerns associated with the nutritional or sustainability characteristics of our products, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and results of operations. Although we believe we have a rigorous quality control process including with our suppliers (for example, we only consider using ingredients in our products that comply with applicable international and local food regulations and our internal standards, and, additionally, have implemented robust risk assessments and monitoring programs to ensure compliance), there can be no assurance that our products will always comply with the standards or expectations set for our products. Our supplier approval and material risk assessment processes – designed to identify, assess, and mitigate known food safety, food fraud, and product quality risks – are based on currently available scientific knowledge, validated data, historical experience, and existing analytical testing capabilities. However, such controls cannot eliminate all risk. In particular, our systems may not detect hazards that are unknown, scientifically uncharacterized, or not reasonably foreseeable at the time of assessment. Analytical methods may not be capable of identifying certain substances or forms of adulteration, particularly where such methods have not yet been developed or validated. As a result, unidentified or emerging hazards may fall outside the scope of our formal risk evaluation and control framework, representing a residual and unavoidable risk within our supply chain. In addition, although we maintain preventive and detective measures intended to mitigate the risk of food fraud, new and increasingly sophisticated methods of adulteration or falsification may arise without prior indication. In such circumstances, detection may be significantly limited by the absence of established testing protocols, industry alerts, or historical precedent, and fraudulent activity may only be discovered after affected raw materials have entered our production processes or the market. If such risks materialize, they could result in product recalls, regulatory enforcement actions, litigation, reputational damage, operational disruptions, and financial loss.

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

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients and raw materials, resulting in higher costs, disruptions in supply and a reduction in our sales. For example, some of our co-manufacturing is done in facilities in the presence of multiple allergens, requiring additional efforts for us to confirm that there are no allergens contained in our products produced in such facilities. Additional testing to confirm the presence of allergens increases our costs, as well as the risks to our reputation and brand should we inadvertently fail to detect any allergens. Furthermore, any instances of food contamination or regulatory non-compliance, whether or not caused by our actions, could compel us, our suppliers, our co-manufacturers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with U.S. Food and Drug Administration (the “FDA”) regulations, China Food Safety Law and the Administrative Measures for Food Recall, EU regulations and comparable state laws and regulations in the other jurisdictions in which we operate.

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

In the year ended December 31, 2025, one customer in the foodservice channel accounted for approximately 6% of our total revenue. This customer has reduced its Oatly spending in 2025 and may do so again in the future. Our five largest customers accounted for approximately 23% of our total revenue for the year ended December 31, 2025. The loss of any large customer, the significant reduction of purchasing levels or prices paid for our products, the cancellation of any business from a large customer for an extended length of time or volatility in forecasting or purchasing could negatively impact our sales and profitability, as well as expose us to credit risks.

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

Our oatmilk accounted for approximately 90% of our revenue in the years ended December 31, 2025 and 2024, respectively. Our oatmilk has been the focal point of our development and marketing efforts, as part of our strategy when entering new markets is to introduce our Barista Edition variety of oatmilk before we expand our product offerings and sales channels. As a result, we prioritize the production of our oatmilk over our other products, which could hinder our ability to provide new products in a timely manner, or at all, which could adversely affect our reputation, brand and business. We believe that sales of our oatmilk will continue to constitute a majority of our revenue, income and cash flows for the foreseeable future. Additionally, our oatmilk varieties have different pricing structures that vary by distribution channel and end market, which subjects us to the risk of overly relying upon a single large customer or a particular product or market. If we do not diversify our customer base, we may be more susceptible to volatility in our purchasing and forecasting and we may have a negative product or margin mix which could negatively affect our results of operations. For example, our margins from certain customers or distribution channels and end markets is higher than others. If we cannot increase our prices with such customers, or our customers in general, our gross margins will suffer. We cannot be certain that we will be able to continue to expand production and distribution of our oatmilk or that customer demand for our other existing and future products will expand to allow such products to represent a larger percentage of our revenue than they do currently. Accordingly, any factor adversely affecting sales of our oatmilk could have a material adverse effect on our business, financial condition and results of operations.

We continue to pursue largely an asset-light business model blending a heavy reliance on our co-manufacturing partners in addition to in-house capacity expansions where appropriate.

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

We currently rely upon third-party logistics providers for the distribution of our products. Our utilization of third parties for distribution and transportation handling is subject to risks, including increases in fuel prices, which would increase our shipping costs, and labor matters (including illness or absenteeism in workforce), port, transportation and distribution delays or interruptions, inclement weather or other disruptions, including as a result of a global pandemic or epidemic, any of which may impact the ability of these providers to provide distribution services that adequately meet our needs. For example, we currently import all our products into the United Kingdom. If any of our third-party logistics providers were to fail to distribute our products to our customers in this region, this could have a material adverse effect on our relationship with our customers in the United Kingdom, which could harm our brand and reputation, and as a result, would have an adverse effect on our business, financial condition and results of operations. If we were to change distribution companies, we could face logistical difficulties that could adversely affect deliveries and could incur costs and expend resources in connection with such changes. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party logistics providers that we currently use, which in turn would increase our costs and thereby may adversely affect our business, financial condition and results of operations.

We may not successfully ramp up operations at any of our or our co-manufacturing partners’ facilities, or these facilities may not operate in accordance with our expectations.

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

We have historically engaged in provocative and unconventional marketing and advertising campaigns as part of our marketing strategy to enhance and maintain our brand, which may expose us to lawsuits and heightened scrutiny from regulators in the markets in which we operate, as well as interest groups, such as dairy lobbyists. For example, the United Kingdom’s Supreme Court recently upheld limitations on the use of dairy-related terms for non-cow’s milk-based products in Dairy UK Ltd. v. Oatly AB. In relevant part, the UK Supreme Court noted that the Company’s “Post-Milk Generation” trademark was impermissible in relation to the Company’s core products, plant-based dairy alternatives. Although the Company has already made the necessary adjustments to comply with the UK Supreme Court’s decision, there may be additional adjustments necessary in the future for our UK operations. If governments or courts in other jurisdictions place restrictions on our use of certain terms such as “milk”, “dairy” or other terms, this may have a materially impact on our results of operations and financial condition.

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

A key element of our growth strategy depends on our ability to develop and market new products and make improvements to our existing products to meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation, science, technology, and technical product management staff in developing and testing product prototypes, including complying with applicable governmental regulations, the ability to obtain patents and other intellectual property rights and protections for commercializing such innovations and developments, the ability of our supply chain and production systems to provide adequate solutions and capacity for new products, and the success of our management and sales and marketing teams in introducing and marketing new products. We are continuously testing new and alternative formulations, ingredients and process technologies to those we currently use to make our products, as we seek to find additional or improved functionalities, alternative and second source options to our current ingredients that are more easily sourced or help to improve our carbon footprint, and which retain and build upon the quality and appeal of our current product offerings. Given the complex nature of our products, the development of any new products requires extensive research and development and may take longer to develop than comparable dairy products or less complex plant-based alternatives. Failure to develop and market new products that appeal to consumers may lead to a decrease in our growth, sales and profitability. It may also harm our relationships with our customers if a new product does not meet expectations.

Additionally, the development and introduction of new products, such as expansion of our Barista Edition portfolio and the launch of Oatly Matcha oat drink in 2025, requires substantial research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. Further, the development of new products is constrained by our production capacity and is subject to our research and development teams’ technical capabilities and developments in plant-based food science. It is also constrained by our financial resources. Our competitors may also obtain patents or other similar protected formulas that may hinder our ability to develop new products or enter new categories, which could have a material adverse effect on product development and growth. Production capacity constraints may affect our ability to develop and launch new products and enter new product categories due to the unavailability of factory space to test and ensure the quality of new products. If we cannot build or find enough capacity and production facilities to enable us to expand our product portfolio, we may not be able to execute on our growth strategy. Further, if we fail to ensure the efficiency and quality of new production processes and products before they launch, we may experience uneven product quality, which could negatively impact consumer acceptance of new products and our sales and brand reputation with customers and suppliers. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition and results of operations may be adversely affected.

If we fail to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or if we fail to derive revenue from our existing customers consistent with our historical performance, our business could be materially adversely affected.

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to cost-effectively acquire new customers and consumers and to retain and keep existing customers and consumers engaged so that they continue to purchase products from us. Our efforts to acquire and retain customers and consumers include increasing product supply, increasing our household penetration, expanding the number of products sold through existing retail customers, growing within the coffee shop and foodservice channels and strengthening our product offerings through innovation in both new and existing categories. Any strategies we employ to pursue this growth are subject to numerous factors outside of our control. For example, retailers continue to aggressively market their private label products, which could reduce consumer demand for our products. As we continue to focus on increasing our supply to meet the increase in consumer and customer demand, we are also subject to risks in the disruption of our supply chain, as any delays or interruptions in our supply chain that resulted in our inability to deliver products in a timely manner or at all could have a material adverse effect on our customer relationships, brand and reputation and, as a result, our business, financial condition and results of operations. If we fail to deliver our products to our customers in a timely manner or fail to meet other similar performance obligations, they may be able to charge us additional fees, impose penalties, delist us from their list of approved suppliers or other negative consequences, which would harm our ability to work with any such customers in the future and could have a material adverse effect on our brand and reputation. The expansion of our business also depends on our ability to increase consumer awareness of dairy alternatives and expand our distribution channels in new and existing markets, such as new foodservice and retail locations. Additionally, we may need to increase or reallocate spending on marketing and promotional activities, such as rebates, temporary price reductions, retailer advertisements, product coupons and other trade activities, and these expenditures are subject to risks, including related to consumer acceptance of our efforts. If we are unable to cost-effectively acquire new customers and consumers, retain and keep existing customers and consumers engaged, our business, financial condition and results of operations would be materially adversely affected. Further, if customers do not perceive our product offerings to be of sufficient value and quality, or if we fail to offer new and relevant product offerings, we may not be able to attract or retain customers and consumers or engage existing customers and consumers so that they continue to purchase products from us.

Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is focused on the development, manufacturing, marketing and distribution of branded plant-based, and more specifically, primarily oat-based, products as alternatives to dairy products. Consumer demand could change based on a number of possible factors, including economic factors, dietary habits, nutritional preferences or values, governmental policies or guidelines, concerns regarding the health effects of ingredients, shifts in preference for various product attributes including real or perceived health effects, changes in the science of the benefits of plant-based diets, consumer confidence in plant-based products, lack of product availability and perceived value for our products relative to alternatives. Consumer trends that we believe favor sales of our products could change based on a number of possible factors, including a shift in preference from plant-based to animal-based dairy products, economic factors such as inflation and social trends. While we continually strive to improve our products through thoughtful, innovative research and development approaches to meet consumer demands, there can be no assurance that our efforts will be successful. If consumer demand for our products decreased, our business, financial condition and results of operations may be adversely affected.

In addition, sales of plant-based or dairy-alternative products are subject to evolving consumer preferences that we may not be able to accurately predict or respond to, and we may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. A significant shift in consumer demand away from our products and our ability to accurately predict and respond to such trends could reduce our sales or our market share and the prestige of our brand, which would harm our business, financial condition and results of operations.

If we fail to manage our future growth effectively, including maintenance of our workforce, our business, financial condition and results of operations could be materially adversely affected.

Our growth has placed significant demands on our management, financial, operational, technological and other resources. The continued anticipated growth and expansion of our business and our product offerings will place significant demands on our management and operations teams and require additional resources. To manage our growth effectively, we must continue to implement our operational plans and strategies and manage our employee base and we must effectively develop and motivate a large number of employees. In the last several years, we implemented reductions in our workforce and may in the future implement other reductions. This or any future reduction in workforce may yield unintended consequences and costs, such as attrition beyond the intended reduction in workforce, the distraction of employees, reduced employee morale and adverse effects to our reputation as an employer, which could make it more difficult for us to hire new employees in the future, and the risk that we may not achieve the anticipated benefits from the reduction in workforce. We also face significant external competition for attracting and retaining key personnel and personnel in general. If we are not successful in retaining our existing employees and staff, or unable to attract and hire additional qualified personnel as we grow, our business may be harmed. Failure to manage our hiring needs effectively may have a material adverse effect on our business, financial condition and results of operations. For further discussion, see “—Failure to retain our senior management or to attract, train and retain qualified employees may adversely affect our operations or our ability to grow successfully”.

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

We have recognized impairment charges for long-lived assets and other exit costs in connection with our production facilities, and we may need to recognize further costs in the future, which could adversely impact our business, financial condition and results of operations.

We review our goodwill and amortizable intangible assets not ready to use (capitalized expenditure for development) for impairment annually and when events or changes in circumstances indicate the carrying value may not be recoverable. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or other assets. Additionally, as part of our asset-light strategy and the evaluation of our Asian supply chain network, we decided to close our manufacturing facility in Singapore and discontinued the construction of the second production facility in China, which we historically referred to as “Asia III”. As a result, we recorded non-cash asset impairment charges of $19.1 million and other costs of $23.0 million relating to the Singapore facility, and relating to the second production facility in China we recorded $25.1 million primarily relating to non-cash impairment charges. These charges negatively impacted our results of operations for the year ended December 31, 2024. It has also negatively impacted our cash outflows for the year ended December 31, 2025, with $10.6 million. We currently estimate these restructuring and other exit costs to result in no more than $18.5 million of cash outflows over the next year. We may incur additional costs not currently contemplated due to events associated with our facilities. The charges that we have recorded are based on estimates subject to several assumptions. However, the ultimate impairment and other charges may differ significantly, and we may need to make other impairments. See Item 5. “Operating and Financial Review and Prospects” for more information.

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

Additionally, a number of governments globally are increasingly considering a variety of mandatory legal requirements or voluntary initiatives in relation to climate-change issues (including in response to the Paris Agreement), deforestation, biodiversity, human rights (including Corporate Sustainability Reporting Directive and Corporate Sustainability Due Diligence Directive) and other global issues. These governmental efforts to regulate carbon emissions continue to grow around the world. Different governments across the Americas, Asia and Europe may have competing or contradictory regulations. Additionally, entities across many sectors in private industry are considering and introducing climate change (as well as broader sustainability) criteria as a factor or commercial term in decisions relating to activities including lending, insurance, investing, and purchasing. We are unable to predict what climate-change (or other sustainability) criteria or requirements may be adopted or supported by governments and private sector entities in the future, or the impacts of such initiatives on our business, financial condition, results of operations, access to and cost of capital and cash flows and stock price, which may be materially adverse. In particular, as we grow our business and increase production, it may be difficult to estimate our sustainability impact, including greenhouse gas emissions, and our actual results may materially differ from our estimates. It may also take additional time to assess and quantify the carbon footprint of our business due to our expansion. Furthermore, our estimates regarding “scope 3” emissions, or indirect emissions that are the result of our activities across our value chain, are difficult to track and estimate, and our estimates may be materially different from actual emissions. Failure to accurately estimate such emissions could have a material adverse effect on our reputation and brand and negatively impact our relationship with our employees, customers and consumers. There is also a concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on the frequency and severity of severe weather conditions. Our business activities may be impacted by the effects of such weather conditions and any other climate change impacts in future years, although it is currently impossible to predict with accuracy the scale of such impact. These resulting impacts could have a material adverse effect on our business, results of operations, and financial condition.

We rely on information technology systems and any inadequacy, failure or interruption of, or cybersecurity incidents affecting, those systems may harm our reputation and ability to effectively operate our business.

We are highly dependent on information technology systems, including, but not limited to, cloud distributed services, networks, applications, including those we maintain with our service providers and vendors, and outsourced IT-services in connection with the operation of our business and we continue to mature our IT systems. A failure or limitation of our information technology systems to perform as we anticipate, including as an integrated system, could disrupt our business and result in transaction errors or other data integrity errors, processing inefficiencies and loss of production or sales, causing our business operation and reputation to suffer. Our information technology systems (and those of third-parties, including our suppliers) may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, unauthorized data exfiltration, computer viruses or other malware, external and internal cybersecurity incidents, supply-chain attacks or other security incidents and external factors, such as trade wars, political tensions or armed conflicts that could make it difficult for us to access data stored in other countries. Our third-party information technology providers are also subject to these risks, which could impact our ability to access these systems and any data outside of our physical control. We may also be impacted by market consolidation in the information technology and cloud services market, as we are applying a cloud-first digital strategy in order to improve our agility, scalability and flexibility. Usage of open source software may lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Further, as our business grows or declines, we may be unable to efficiently adapt and expand our information technology systems to meet business needs. Any such damage, incident, interruption or inadequacy of our information technology systems could damage our reputation and credibility, result in violations of data privacy laws and regulations and have a material adverse effect on our business, operations, decision making, financial condition and results of operations.

A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers.

We use information technology in substantially all aspects of our business operations. We use computers, mobile devices and other devices to connect over the internet to interact with our employees, suppliers, co-manufacturers, distributors, customers and consumers. We extensively use social media platforms such as Facebook, Instagram, TikTok and X (formerly Twitter) and may use other social media platforms in the future for online collaboration, brand building and consumer interaction. We use our information technology to send and receive sales orders, invoices, production orders and other types of electronic messages to conduct our business. Such uses give rise to cybersecurity risks, including cybersecurity attacks, espionage, identity theft, system disruption, data theft, ransomware and inadvertent release of information. For example, we have noticed a significant increase in the number of cybersecurity attacks as threat actors become more well-organized and are utilizing known threats combined with new technologies such as artificial intelligence, machine learning and related tools. Geopolitical tensions and nation-backed cybercriminals are making the threat landscape complex and challenging to monitor, and any successful cyberattack could lead to reputational and financial harm to our business tools, business outage, inability to access our data, damage to our relationships with our customers and subject us to regulatory scrutiny that could lead to significant fines and penalties.

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

As we focus on an asset-light business model and depend on third parties in our supply chain, we may also be negatively impacted by any cybersecurity disruptions these third parties experience. For example, if a third-party supplier involved in our supply chain experiences a cybersecurity incident or system failure, its business and operations may be negatively impacted, which may result in a material adverse effect on our business, financial condition and results of operations.

Additionally, while we have implemented measures to prevent, detect, and respond to cybersecurity incidents, there can be no assurance that we will adhere to such measures. There also may be information technology systems in use that deviate from our global technology standards and have not been updated. Furthermore, our preventative measures and incident response efforts may not be entirely effective or sufficient to respond to a cybersecurity incident, which could result in a material adverse effect on our business, financial condition and results of operations, and could lead to violations of data privacy laws and regulations that may subject us to significant fines and harm our reputation. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential data, information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in, among other things, business disruption, negative publicity, brand damage, damage to reputation and credibility, violation of privacy laws and regulations, loss of customers, potential liability and competitive disadvantage, loss of revenue, loss of future business, increases in operating expenses, cybersecurity protection and remediation costs, ransomware payments, and regulatory scrutiny, sanctions, fines or penalties (which may not be covered by our insurance policies) any of which could have a material adverse effect on our business strategy, financial condition and results of operations.

To remain competitive, we believe we will need to adopt artificial intelligence and other machine learning technologies.

Use cases for artificial intelligence and machine learning in our industry and in our business are still being developed. We may be required to make significant investments in artificial intelligence to maintain our competitive position in the market including to manage expenses, market research and product development. If we are unable to both identify artificial intelligence use cases and successfully implement them, our competitive position and business model may be adversely affected. Furthermore, the technical challenges associated with developing this technology, including ensuring the availability of large volumes of high-quality data may be significant. Failure to implement artificial intelligence successfully and create the appropriate governance and oversight mechanisms may cause operational disruptions if misconfigured, or vulnerabilities that could compromise the integrity, security, or privacy of certain customer information. Such failures could result in reputational damage, legal liabilities, or loss in customer confidence.

Our customer agreements do not contain long-term commitments and do not require our customers to continue purchasing products from us and this may negatively impact our business or financial condition.

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

The strategic review of our Greater China business may not be successful.

We have initiated a strategic review of our Greater China business to consider a broad range of strategic options to enhance shareholder value, including a potential carve-out, changes in strategy, and significant operational adjustments. The strategic review will continue to take time and the attention of management, and may take longer than expected. As the strategic review continues, we may experience talent-attrition, leaks of confidential information, loss of confidence from key customers, suppliers or investors, all of which may have a materially negative impact on our brand, our reputation or our ability to successfully compete in China. There is no guarantee that this strategic review will be successful or will yield results that enhance shareholder value. There are no assurances that the process will result in any transaction, or strategic change, operational adjustments or it may result in the need for significant strategic change. It may also result in the need for additional capital or other expenditures and may alter our guidance, projections or estimates regarding future profitability. If the strategic review is not successful or we are unable to successfully implement the changes resulting from the review, this will likely have a negative impact on our business, financial condition and results of operations.

Our operations in China could expose us to substantial business, regulatory, political, financial and economic risks.

Our operations in China could expose us to substantial risks associated with doing business in China, such as risks associated with taxation, inflation, environmental regulations, geopolitical tensions or conflicts, foreign currency exchange rates, the labor market, property and financial regulations or public health crises. Our ability to operate in China may be adversely affected by changes in, or our failure to comply with, Chinese laws and regulations. In addition, we are exposed to risks associated with our workforce in China, including with respect to changes in employment and labor laws, which could increase our operating costs. There is also significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Furthermore, since we have a manufacturing facility located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the U.S. or Chinese governments or political unrest. Any of these matters could materially and adversely affect our business, financial condition and results of operations. See Item 3.D. “Key Information—Risk Factors—Risks Related to Regulation—Our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all applicable laws and regulations”.

The international nature of our business subjects us to additional global economic and geopolitical risks.

We are subject to a number of risks related to doing business internationally, any of which could significantly harm our business. These risks include:

•
restrictions on the transfer of funds to and from foreign countries, including potentially negative tax consequences;
•
unfavorable changes or news and rumors of potential changes in treaties, tariffs, quotas, trade barriers and policies or other export or import restrictions, including navigating the changing relationships between countries such as the United States and China, the United States and Canada, the United States and Mexico, and the United States and the EU. Each of these countries have recently imposed or have threatened retaliatory tariffs on each other, and such changing trade relationships have caused ongoing uncertainty and unpredictability, as well as impacted the volatility of different foreign exchange currencies against the United States Dollar;
•
increased exposure to general international market and economic conditions such as inflation, which could lead to fluctuations in interest rates and foreign exchange rates;
•
geopolitical and economic uncertainty and volatility including armed conflicts such as the U.S. and Israeli war with Iran and further escalation of the ongoing conflict in the Middle East and Red Sea, which may cause shipping disruptions, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain, or a diminished consumer confidence resulting in reduced demand or the current war between Russia and Ukraine and related sanctions which may impact commodity pricing such as fuel and energy costs;
•
the potential for substantial penalties and litigation related to violations or allegations of violations by our employees or agents of a wide variety of laws, treaties and regulations, including food and beverage regulations, anti-corruption regulations (including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and the United Kingdom Bribery Act) and privacy laws and regulations (including the EU’s General Data Protection Regulation);
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

In addition, our financial performance on a U.S. dollar denominated basis is subject to fluctuations in currency exchange rates, as our principal exposure is to the Renminbi, Swedish Krona, Euro and Pound Sterling. See Note 3 “Financial risk management” to our consolidated financial statements included elsewhere in this Annual Report.

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

Some of our debt agreements contain a floating interest rate component and as a result, an increase in market interest rates will increase our future interest payments under such agreements.

Our current and future net interest may deteriorate due to adverse changes in interest rates. The market interest rate may be subject to significant fluctuations. The degree to which such interest rates may vary is uncertain and presents a risk to our financial position. The Nordic Bonds and the SSRCF have a floating interest rate based on 3m STIBOR (or equivalent reference rate for loans under the SSRCF denominated in other currencies). Accordingly, an increase in STIBOR (or other relevant reference rate) would increase our future interest payments, adversely affecting our financial position. Such increase would lead to a decrease in our cash flow for other purposes such as investments, acquisitions and other business purposes and put pressure on our liquidity, which may affect our financial position and ability to meet our payment obligations under our indebtedness.

To manage interest rate exposure, we may enter into interest derivative contracts. However, it is possible that any such future hedging arrangements will not render us sufficient protection against adverse effects of interest rate fluctuations. Moreover, the success of any hedging activity is highly dependent on the accuracy of our assumptions and forecasts. All erroneous estimations that affect such assumptions and forecasts could have a negative effect on our operations, financial position, earnings and results.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

Since we operate in various countries, a large portion of our expenses and a portion of our sales are in currencies other than SEK, primarily USD and EUR but further including GBP and CNY. Our costs and the corresponding sales may be denominated in different currencies, and our results of operations may consequently be impacted by currency exchange rate fluctuations. We present our financial statements in USD. As a result, we translate the assets, liabilities, revenue and expenses of all of our operations with functional currencies other than USD into USD at then-applicable exchange rates. Consequently, increases or decreases in the value of the USD currency may affect the value of these items with respect to our non-USD businesses in our consolidated financial statements, even if their values have not changed in their original currency. These translations could significantly affect the comparability of our results between financial periods or result in significant changes to the carrying value of our assets, liabilities and equity. Our policy is not to hedge the translation exposure related to net foreign assets to reduce translation risk in the consolidated financial statements.

Our future currency hedging arrangements or the direction of a future currency hedging policy is uncertain and to the extent currency exposure is not covered by hedging or any hedging is insufficient to cover future fluctuations in currency, we may be subject to considerable losses which may have a significant impact on our profitability.

We maintain cash and cash equivalents at financial institutions, often in amounts exceeding insured limits, and the failure of one or more of these institutions could result in a loss of deposits and adversely affect our liquidity or ability to raise capital.

The Company maintains the majority of its cash and cash equivalents in accounts with major U.S., European and Nordic financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. In addition, weakness and volatility in capital markets caused by any bank failures in the future, which could adversely affect our ability to access capital on favorable terms in the future, or at all. Any inability to access funds we have deposited at financial institutions or any inability to raise capital when we require it could adversely affect our business, financial position and results of operations and our ability to meet our payment obligations under our indebtedness.

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

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on third-party and our management’s assumptions and estimates that may not prove to be accurate. For example, several of the reports rely on or employ projections of consumer adoption and incorporate data from secondary sources such as company websites as well as industry, trade and government publications. While our estimates of market size and expected growth of our market were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurate given the constantly changing macro economy. Even if the market in which we compete meets the size estimates and growth forecast in this Annual Report, our business could fail to grow at the rate we anticipate, if at all. Furthermore, as we develop and expand in new countries or markets, it may become more difficult to accurately forecast the demand for our products. This may result in difficulties in managing our inventory levels, particularly with our asset-light model.

Failure to retain our senior management or to attract, train and retain qualified employees may adversely affect our operations or our ability to grow successfully.

Our success is substantially dependent on the continued service of certain members of our senior management. These executives are responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand, culture and the reputation we enjoy with suppliers, co-manufacturers, distributors, customers and consumers. The loss of the services of any of these executives and key management personnel could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departures could be viewed in a negative light by investors and analysts, which may cause the price of our ADSs to decline. We do not currently carry key-person life insurance for our senior executives.

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

In the event of financial turmoil affecting the banking system and financial markets, or in the event of additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency, and equity markets. In addition, a recession in Western or global markets could have a significant impact on our business, including potential restructurings, bankruptcies, liquidations and other unfavorable events for our customers, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to our credit facilities and other derivative transactions. If third parties on which we rely for equipment and services, including but not limited to suppliers and logistics providers, are unable to overcome financial difficulties resulting from a deterioration of global economic conditions or if the counterparties to our credit facilities or derivative transactions do not perform their obligations as intended, our business, results of operations, financial condition and cash flows could be materially adversely affected.

In particular, economic and political factors may adversely affect customer confidence, disposable income and spending, as well as other factors affecting customer climate, including temporary or permanent changes in customer habits.

Further, global conflicts could increase costs and limit availability of fuel and energy we are dependent upon to conduct our business operations. For example, the uncertainty of future relations between the United States, Ukraine and Russia, has resulted in many broader economic impacts such as sanctions and bans against Russia and Russian products imported into certain countries in Europe and the United States. Such sanctions and bans have impacted and may continue to impact commodity pricing such as fuel and energy costs, making it more expensive for us and our partners to deliver products to our customers. Further sanctions, bans or other economic actions in response to the ongoing war in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to our supply chain, and a lack of consumer confidence resulting in reduced demand.

Moreover, changes to international trade policies, treaties and tariffs, or the perception that these changes could occur, could adversely impact the financial and economic conditions of some or all of the jurisdictions in which we operate. Any trade tensions or trade wars, for example, between the United States and China, the United States and Canada, the United States and Mexico, the United States and the EU, or news and rumors of potential retaliatory tariffs, could have an adverse impact on our business, financial condition and results of operations. Additionally, the impact of such geopolitical tensions and the negative impact of relationships between governments in countries where we currently operate or conduct business and the United States and further escalation of geopolitical tensions or disruptions to international shipping resulting from the conflict in the Red Sea could result in, among other things, broader impacts that expand into other markets, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect the Company’s business and supply chain.

We are subject to risks inherent to organizations with international operations, which could harm our business.

We consist of 38 legal entities incorporated in 19 different jurisdictions, including the Nordics, and whereas the majority of our revenues originate from subsidiaries in the United States, the United Kingdom, Germany, China and Sweden, our operations are subject to risks inherent in international business operations, including, but not limited to, general economic conditions in each country in which we operate, overlapping differing tax structures, problems related to management of an organization spread over various countries, unexpected changes in regulatory requirements, compliance with a variety of local laws and regulations, and longer accounts receivable payment cycles in certain countries as well as the generally prevailing global economic climate, including factors such as, inter alia, inflation, levels of employment, real disposable income, salaries, wage rates (including any increase as a result of payroll cost inflation or governmental action to increase minimum wages or contributions to pension provisions), and interest rates. If any of these risks or factors materializes, our business, results of operations, financial condition and cash flows could be materially adversely affected.

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

Our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all applicable laws and regulations.

Our operations are subject to extensive local, national and regional laws and regulations, covering requirements related to food safety, quality, manufacturing, the environment, trade compliance, processing, packaging, storage, marketing, advertising, labeling and distribution, as well as those related to worker health and workplace safety. Our activities are subject to extensive regulation in the United States, the EU and China, as well as in all other markets in which we operate and place products on the market. In general, oatmilk, as well as other plant-based alternatives, is a relatively new type of food that lacks well-established regulations comparable to other types of food. As a result, it is difficult for us to predict what types of laws and regulations may come into effect that may impact our products, production, operations and business.

In the United States, we are subject to the requirements of the Federal Food, Drug, and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, testing, labeling, marketing, promotion, advertising, storage, distribution and safety of food. In the EU, our operations are also subject to a number of EU and national (member state) regulations, including Regulation (EC) No 178/2002 laying down the general principles and requirements of food law, establishing the EFSA and laying down procedures in matters of food safety. This regulation sets forth essential requirements such as food safety requirements and traceability requirements, a food operator’s responsibilities and general principles that must be complied with, such as risk analysis and precautionary and transparency principles. In parallel, food products must also comply with numerous other EU regulations such as Regulation (EU) No 1169/2011 on the provision of food information to consumers, including food labeling requirements, Regulation (EU) No 1924/2006 on nutrition and health claims and Regulation (EC) 1333/2008 on the rules on food additives (including conditions of use, labeling and procedures). In China, we are subject to the requirements of the China Food Safety Law and its implementing regulations. This law sets forth comprehensive statutory requirements governing the production, circulation, recall and import/export of food products in China. In addition, product information on our pre-packaged products must comply with the national standards on pre-packaged food labeling (GB 7718-2011) and pre-packaged food nutrition labeling (GB 28050-2011). Oatly oatmilks are also subject to the oatmilk category standard QBT 4221.

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

In the EU, we are subject to the authority of national enforcement authorities (e.g., Food Safety Authority of Ireland, Livsmedelsverket in Sweden and the Federal Office of Consumer Protection and Food Safety in Germany), environmental national agencies and consumer protection authorities. We are also regulated by similar authorities in China, including China Inspection and Quarantine, and other regulatory bodies elsewhere in the world.

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

In the United States, we are subject to regulation by various government agencies, including the FDA, the Federal Trade Commission (the “FTC”), the Occupational Safety and Health Administration (“OSHA”) and the Environmental Protection Agency (the “EPA”), as well as various state and local agencies. Outside the United States, we are subject to direct and indirect regulation by various international regulatory bodies, including the European Commission (the “EC”), EFSA, and the United Kingdom’s Food Standards Agency, Health and Safety Executive, Environment Agency, Environmental Health Officers and Trading Standards Officers and equivalent national competent authorities in EU member states. Following the end of the transition period on December 31, 2020, due to the United Kingdom’s withdrawal from the EU, Great Britain’s food and feed safety policy is no longer regulated by EU law or subject to supervision by EFSA and the EC. This is not the case for Northern Ireland due to the Windsor Framework Agreement between the United Kingdom and the EU. For example, the FDA and the U.S. Department of

Agriculture (the “USDA”), other state regulators in the U.S. and/or other similar international regulatory authorities, or private litigants could take action to further impact our ability to use or refer to the term “milk” or dairy terms to describe our products. In the U.S., Title 21 of the Code of Federal Regulation Part 131 provides specific requirements for dairy products, including use of terms related to “milk” and “milk products”. Additionally, as noted above, the UK Supreme Court recently upheld limitations on the use of dairy-related terms for non-cow’s milk-based products.

In addition, a food may be deemed misbranded if its labeling is interpreted as false or misleading in any particular way, and regulators, including the FDA, and other state or international regulators, could interpret the use of dairy terms to describe our plant-based products as false or misleading or likely to create an erroneous impression regarding their composition. Should regulatory authorities take action with respect to the use of the term “milk” or similar terms, such that we are unable to use those terms with respect to our plant-based products, we could be subject to enforcement actions or could be required to recall our products marketed using these terms. Thus, we may be required to modify our marketing strategy, and our business, financial condition and results of operations could be adversely affected. For example, in February 2023, the FDA released draft guidance recommending that plant-based milk alternatives, including oatmilk, that include “milk” in its name (e.g., “oatmilk”) and that has a nutrient composition that is different than milk include a voluntary nutrient statement that conveys how it is nutritionally different. Additionally, the FDA continues to issue draft guidance on the labeling of plant-based foods, including, for example, a January 2025 draft guidance that provides naming recommendations for various plant-based products, such as dairy alternative other than milk. If guidance documents such as these are ultimately finalized as proposed, it could require modifications to our labeling and marketing strategy. Changes in the product labeling could have a material adverse impact on our business, financial condition and results of operations.

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

The Farm to Fork Strategy (“F2F”) is a high-profile project of the EC since the Commission places it at the heart of the Green Deal with the aim of “making the European food system sustainable and a global standard”. The proposal for a legislative framework for sustainable food systems (“FSFS”) is one of the flagship initiatives of the F2F and was expected to be adopted by the EC in the second half of 2023. Four policies are currently being assessed by the EC including setting up a new comprehensive framework legislation, the objective of which is to define a common basis to integrate sustainability into all food policies, which would mean a combination of minimum requirements for sustainable food products and incentives for food systems’ actors to go beyond them. In February 2025, the EU Commission published their “Vision for Agriculture and Food 2025–2029”, a recalibration of F2F Strategy, aimed at creating a sustainable, resilient and fair agri-food system by focusing on sustainability, competitiveness, and farmer support. This publication is composed of several priority areas with simplification of EU rules, research, innovation, and digitalization as cross-cutting drivers.

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

The regulatory environment in which we operate could change significantly and adversely in the future and such environment could change rapidly. Since plant-based, processed foods are still a relatively new food category, our business is subject to significant and ongoing debates and discussions regarding the nutritional value of plant-based alternatives as compared to dairy products, dietary recommendations and the treatment of fortifications and additives, all of which significantly influence the regulatory environment in which we operate and add further costs and complexity to our operations. Rapid changes in regulations or short windows in which to comply with such changes may be particularly difficult and/or costly, especially with products already in production or on the market and may adversely impact our results of operations and financial condition. Further, any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs, restrictive policy measures, taxes, limitations on distribution, interruptions in production or affect public perception of our products, any of which could adversely affect our operations and financial condition. For instance, any changes related to EU or national (member states) dietary guidelines, which are guiding decision makers and the public on healthy eating, may impact our business. Should plant-based products be categorized and treated as unhealthy and/or ultra-processed products instead of “nutritional, plant-based alternatives to dairy” by the EC, EFSA, EU member states authorities and/or other similar international regulatory authorities, our business, financial condition and results of operations could be impacted. Labeling and packaging are also under scrutiny by the EC within the context of the F2F for a fair, healthy and environmentally friendly food system. Legislative and non-legislative measures (i.e., initiatives) related to reformulation and introduction of maximum levels of certain nutrients, introducing mandatory front-of-pack nutrition labeling and, setting of nutrient profiles with the aim of being able to restrict promotion of food high in salt, sugars and/or fat are expected in the coming years and some of them already entered into force (e.g., the EU Code of Conduct on Responsible Food Business and Marketing Practices in July 2021), and may impact our business. For instance, an EFSA scientific opinion advising on the development of harmonized mandatory front-of-pack nutrition labeling and the setting of nutrient profiles for restricting nutrition and health claims on foods was adopted on March 24, 2022. The EFSA notably concluded that dietary intakes of saturated fatty acids, sodium and added/free sugars are above, and intakes of dietary fiber and potassium below, current dietary recommendations in a majority of the European populations. As excess intakes of saturated fatty acids, sodium and added/free sugars and inadequate intakes of dietary fiber and potassium are associated with adverse health effects, they could be included in nutrient profiling models. On the other hand, the EFSA highlighted that dietary fiber and potassium intakes are too low in most of the European adult population and may need to be increased to contribute to improve health. However, only the EC is responsible for proposing a nutrient profiling model to be used by the producers. It remains to be seen how the legislative framework will evolve in that respect.

In January 2026, the USDA published its 2025-2030 Dietary Guidelines for Americans, which recommend the consumption of “full-fat dairy,” without mention of plant-based alternatives. Further, the September 2025 Make America Healthy Again Strategy Report published by the Trump Administration lays out plans to lift restrictions on whole milk in U.S. schools, and to remove barriers for small dairy operations to process and sell milk products locally. These developments may negatively impact public perception of our products and/or shape future regulations applicable to plant-based milks. Additionally, in December 2024, the FDA finalized updated criteria for when foods may be labeled with the nutrient content claim “healthy” on their packaging, which require that products labeled as “healthy” contain a certain amount of food from at least one of the food groups or subgroups recommended by the Dietary Guideline for Americans, and also adhere to specific limits for certain nutrients, such as saturated fat, sodium and added sugars. Moreover, the new leadership at the United States Department of Health and Human Services and the FDA may continue to have an impact on the previous administration’s food regulatory initiatives and it remains to be seen what new initiatives may emerge under this new administration. Some states in the United States also continue to strengthen regulatory oversight of food and beverages sold and distributed in their jurisdictions. For example, several states in the United States have enacted, or introduced legislation, to ban or otherwise restrict certain food ingredients, color additives, and packaging materials to address health and safety concerns. Lastly, several states in the United States have enacted, or introduced legislation to enact, Extended Producer Responsibility Laws for food packaging, which aim to shift the responsibility for the collection, recycling, and end-of-life management of packaging products to the companies that sell those products. As a result, new or revised government laws and regulations, or policies, could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, financial condition and results of operations.

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

Because some patent applications are confidential for a period of time after they are filed, we cannot know, until such time has lapsed, that we were the first to file on the processes technologies covered in one or several of our patent applications related to our products. Therefore, there is a risk we could adopt a process or technology without knowledge of a pending patent application, which process or technology would infringe a third-party patent once that patent is issued. Furthermore, at any time during the lifetime of a patent or patent application, claims on the right to the underlying process or technology may be raised, which could harm or otherwise hinder our possibility to exercise such process or technology. For example, a derivation proceeding may be provoked by a third-party, or instituted by the U.S. Patent and Trademark Office (the “USPTO”), to determine who was the first to invent any of the subject matter covered by the patent claims of our patents or patent applications.

Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the United States and in many international jurisdictions, policy regarding the breadth of claims allowed in patents can be inconsistent and/or unclear. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, international courts and governments have made, and will continue to make, changes in how the patent laws in their respective countries are interpreted. In addition, the EU patent system is relatively stringent in the type of amendments that are allowed during prosecution, but the complexity and uncertainty of EU patent laws has also increased in recent years. We cannot predict future changes in the interpretation of patent laws by U.S. and international judicial bodies or changes to patent laws that might be enacted into law by U.S. and international legislative bodies.

Moreover, in the United States, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) enacted in September 2011, brought significant changes to the U.S. patent system, including a change from a “first to invent” system to a “first to file” system. Other changes in the Leahy-Smith Act affect the way patent applications are prosecuted and how prior art is defined which may affect patent litigation. The USPTO developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act became effective on March 16, 2013. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, which could have a material adverse effect on our business, financial condition and results of operations.

We believe that our brands have substantial value and have contributed significantly to the success of our business and reinforce consumers’ favorable perception of our products. We rely on trademark protection to protect our brands and have registered or applied to register many of our trademarks, including “Oatly” (in various forms), “Wow No Cow” and “Post-Milk Generation”. We cannot assure that we will be able to register and/or enforce our trademarks in all jurisdictions as the requirement for trademarks registrability and the scope of trademark protection in different jurisdictions can be inconsistent. As mentioned above, we may no longer use the “Post-Milk Generation”

trademark for our plant-based dairy alternatives products in the United Kingdom and other similar restrictions in other jurisdictions may arise in the future. In addition, third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks, and our trademark rights and related registrations have been, are being and may be challenged and could be canceled or narrowed. In the event our trademarks are successfully challenged and we lose rights to use those trademarks, we can be forced to rebrand our products, which could result in loss of brand recognition and require us to devote resources to marketing new brands. Third parties also have adopted, and may adopt, trade names or trademarks that are the same as or similar to ours, especially in a jurisdiction we have yet to cover, thereby impeding our ability to build brand identity and possibly leading to market confusion. Over the long term, if we are unable to successfully establish name recognition and/or register or protect our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

We also rely on unpatented proprietary know how, recipes and formulations and other trade secrets and copyright protection to develop and maintain our competitive position. Whether we choose to seek legal protection through patent registration or, alternatively, seek to maintain trade secrecy, involves a risk assessment that could result in a competitor gaining patent protection on something that we kept as a trade secret, which could result in the infringement of such competitor’s patent after such intellectual property was made publicly available, which could negatively impact our ability to provide any products created by using such intellectual property and result in a loss of sales.

If we do not keep our trade secrets and other proprietary information confidential, others may produce products with our recipes or formulations. Our confidentiality agreements with our employees and certain of our consultants, contract employees, suppliers and independent contractors, including some of our co-manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets and other proprietary information, our confidentiality agreements and other measures may not effectively provide meaningful protection for our proprietary information and in the event of any unauthorized use or disclosure of such information, and we may not have adequate remedies for the misappropriation or other unauthorized use of such information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights against such parties. Further, some of our formulations have been developed by or with our suppliers and co-manufacturers. As a result, we may not be able to prevent others from using similar formulations, which could adversely affect our business, financial condition and results of operations.

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

Even if we successfully maintain our intellectual property rights, we may be unable to enforce those rights against third parties. Monitoring for unauthorized use, infringement, misappropriation or other violations of our intellectual property rights can be expensive and time-consuming, and we are unlikely to be able to detect all instances of such violations. Furthermore, if we do litigate, litigation, regardless of merit, is inherently uncertain and our success cannot be assured. Any litigation could be lengthy and result in substantial costs and diversion of our resources and could have a material adverse effect on our business, financial condition and results of operations, regardless of its outcome. In addition, if any third-party copies or imitates our products or uses names and logos similar to our trademarks in a manner that affects consumer perception of our products or brand, our reputation and sales could suffer whether or not these violate our intellectual property rights. For further discussion, see “—Risks Related to Our Business and Industry—Litigation or legal proceedings could expose us to significant liabilities or costs and have a negative impact on our reputation or business”.

Third parties may also in the future assert, that we have infringed, misappropriated, or otherwise violated their intellectual property rights (including with respect to any existing registrations held by such third parties), and as we face increasing competition, the possibility of intellectual property rights claims against us grows. We could be targeted for litigation and we may not be able to assert counterclaims against parties that sue us for patent, or other intellectual property infringement. In addition, various “non-practicing entities” that own patents and other intellectual property rights may attempt to aggressively assert claims in order to extract value from us as a product company. Additionally, when we introduce new products, including in territories where we currently do not have an offering, our exposure to patent and other intellectual property claims from competitors and non-practicing entities will increase. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, financial condition and results of operations. If we are forced to defend against any infringement or misappropriation claims, even those without merit, we may be required to (i) expend significant time and financial resources on the defense of such claims, (ii) cease making, marketing or selling the products, or using our processes or technologies that incorporate the challenged intellectual property, (iii) re-engineer or rebrand our products or re-design our packaging, or (iv) enter into royalty or licensing agreements in order to obtain the right to use a third-party’s intellectual property (and any such agreements, if required, may not be available to us on acceptable terms or at all). Furthermore, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed upon a party’s intellectual property. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may result in reputational loss and could distract our management personnel and other employees from their normal responsibilities.

Risks Related to the Ownership of Our ADSs

We have previously identified material weaknesses in our internal control environment. Although we have remediated these material weaknesses, if other material weaknesses in internal controls are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

As a public company, we are required to comply with Section 404 of the Sarbanes Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires, among other things, that we establish and evaluate procedures with respect to our disclosure controls and procedures and are required to report on the effectiveness of our internal control over financial reporting.

In both our 2023 and 2024 Annual Reports on Form 20-F we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Although we believe we have remediated these previously identified material weaknesses, we may identify additional material weaknesses in the future.

Our reporting obligations place a significant strain on our management, operational and financial resources and systems and will continue to do so for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. As a result, we anticipate to continue to invest significant resources to enhance and maintain our financial controls, reporting system and procedures over the coming years.

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

A failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. If we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our issued equity instruments, including our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders.

As of December 31, 2025, our largest shareholder, Nativus Company Limited and entities affiliated with CR Verlinvest Health Investment Limited (“CRVV”) owned, in the aggregate, approximately 43.5% of the voting power represented by all our outstanding ordinary shares. As a result, our largest shareholder exercises significant influence over certain corporate matters requiring shareholder approval under Swedish law, including the election and removal of directors and the size of our Board of Directors, any amendment of our amended and restated articles of association and any approval of significant corporate transactions (including a sale of substantially all of our assets), and has significant influence over our management and policies, despite not controlling a majority of our outstanding ordinary shares. Nativus Company Limited is a wholly owned subsidiary of CRVV, which is a joint venture that is 50% owned by Verlinvest S.A. and 50% owned by Blossom Key (Hong Kong) Holdings Limited. Blossom Key (Hong Kong) Holdings Limited is indirectly and wholly owned by China Resources (Holdings) Company Limited (“CR Holdings”), and CR Holdings is indirectly and wholly owned by China Resources Company Limited. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of China perform the duty of investor (as to 90.0222% and 9.9778% respectively) of China Resources Company Limited on behalf of the State Council.

Affiliates of CRVV are members of our Board of Directors. These board members are nominated by CRVV and can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our ADSs, which could prevent shareholders from receiving a premium for their ADSs.

In the event CRVV were to own a majority of the voting power in us, for example in the event that it exercised its conversion rights in a sufficient amount of its Swedish Notes or if it were to exercise its participation rights under the terms and conditions governing the Swedish Notes (the “Swedish Terms”) to purchase a sufficient number of additional ordinary shares from us in a future offering, CRVV would effectively be able to determine the outcome of most matters submitted for shareholder approval. This concentrated control would limit or severely restrict other shareholders’ ability to influence corporate matters and we may take actions that some of our shareholders would not view as beneficial, which could reduce the market price of our ADSs.

By way of example, if CRVV converted all of their Swedish Notes at maturity, assuming (i) a conversion price of $1.36, (ii) no other holders of the Notes converted any of their notes, and (iii) there are no other changes in our share capital, CRVV would beneficially own approximately 56.3% of our then-outstanding capital.

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

There are several requirements that must be met in order for our ADSs to remain listed on the Nasdaq Global Select Market, including but not limited to, the minimum price of at least $1.00 per ADS. There can be no assurances that we will be able to comply with this and other listing standards and the failure to do so could result in the delisting of our ADSs from Nasdaq. Such a delisting would negatively affect the price and the market liquidity of our ADSs and would impair investors from selling their ADSs in the public market.

On November 6, 2023, we received a notification from Nasdaq that we were not in compliance with the minimum bid price requirements of Nasdaq Listing Rule 5450(a)(1) (“Rule 5450(a)(1)”). On December 18, 2023, the Company received a subsequent notice from Nasdaq indicating that the Company had regained compliance with the minimum bid price requirement. On September 5, 2024, we received another notification from Nasdaq that we were not in compliance with the minimum bid price requirements of Rule 5450(a)(1). On February 18, 2025, we completed the ADS Ratio Change. On March 4, 2025, by virtue of the ADS Ratio Change, we timely regained compliance with Rule 5450(a)(1). We cannot assure you that we will remain in compliance with Rule 5450(a)(1) or any other Nasdaq listing requirement in the future.

As a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company, however the U.S. SEC is re-evaluating its disclosure rules for foreign private issuers.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act relating to “short swing profits” or liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

The SEC is also re-evaluating its disclosure requirements for foreign private issuers and we may have additional disclosure obligations in the future.

We may lose our foreign private issuer status in the future, or future changes to the U.S. SEC’s rules and regulations may change the reporting requirements for foreign private issuers, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Further, if the rules and regulations regarding who qualifies as a foreign private issuer change, we may fail to qualify as a foreign private issuer. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Additionally, the SEC may also change the reporting requirements for foreign private issuers, which may increase the cost and expense related to our SEC reporting obligations. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

ADS holders may only exercise voting rights with respect to the ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement, which provides that a holder may vote the ordinary shares represented by the ADSs for any particular matter to be voted on by our shareholders either by withdrawing the ordinary shares represented by the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder and authorizing the depositary to act as a proxy. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares, and after such a withdrawal you would no longer hold ADSs, but rather you would directly hold the underlying ordinary shares. You also may not know about the meeting far enough in advance to request a temporary registration.

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

The price of our ADSs may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We have in the past been, and may again in the future be, the target of this type of litigation. Litigation of this type could result in substantial costs and diversion of management’s attention and resources and any adverse determination in litigation could subject us to significant liabilities, each of which could have a material adverse effect on our business, financial condition, results of operations and prospects, and adversely affect our results of operations.

A significant portion of our total issued and outstanding ADSs are eligible to be sold into the market, which could cause the market price of our ADSs to drop significantly, even if our business is doing well.

Sales of a substantial number of our ADSs in the public market, or the perception in the market that the holders of a large number of ADSs intend to sell, could reduce the market price of our ADSs. As of December 31, 2025, we had 624,500,001 ordinary shares issued and outstanding. All of our issued and outstanding ADSs are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

We are a Swedish company with limited liability. Our corporate affairs are governed by our articles of association and by the laws that govern companies incorporated in Sweden. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us are to a large extent governed by the laws of Sweden and may be different than the rights and obligations of shareholders and directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our Board of Directors is required by Swedish law to consider the interests of our company, shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. Furthermore, the rights of our shareholders and the fiduciary responsibilities of our directors under the laws of Sweden may not be as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

As a holding company, our principal source of cash flows will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flows or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

If we are treated as a passive foreign investment company, U.S. holders of our ordinary shares or ADSs subject to U.S. federal income tax may suffer material adverse tax consequences.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization, which fluctuates over time, and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for the taxable year ended December 31, 2025. However, our status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of our income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ADSs, which could fluctuate significantly. In addition, it is possible that the U.S. Internal Revenue Service may take a contrary position with respect to our determination in any particular year. Therefore, there can be no assurance that we were not or will not be classified as a PFIC for the taxable year ended December 31, 2025, the current taxable year or for any past or future taxable year, and we have not obtained any legal opinion with respect to our PFIC status for our past, current or future taxable years. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. “Additional Information—Taxation—Material United States Federal Income Tax Considerations”) holds the ADSs, the U.S. Holder may be subject to material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs, or upon the receipt of certain distributions in respect of the ADSs.

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

If as a result of the ownership of ADSs, a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not Oatly Group AB is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether or not the controlled foreign corporation makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation, and we do not expect to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The U.S. Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to controlled foreign corporations. U.S. investors should consult its advisors regarding the potential application of these rules to an investment in us.

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

Risks Related to our Indebtedness, Nordic Bonds and Outstanding Convertible Notes

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

On September 30, 2025, we issued the Nordic Bonds with an initial issue amount of SEK 1,700.0 million and entered into the SSRCF of SEK 750.0 million. On October 3, 2025, we prepaid the TLB Credit Agreement in full, cancelled, terminated, and replaced the SRCF Agreement, and repurchased and cancelled an aggregate amount of $42.9 million U.S. Notes.

Our current indebtedness and any future additional indebtedness may limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes, limit our ability to use our cash flows or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes, require us to use a substantial portion of our cash flows from operations to make debt service payments, limit our flexibility to plan for, or react to, changes in our business and industry, place us at a competitive disadvantage compared to our less-leverage competitors and increase our vulnerability to the impact of adverse economic and industry conditions. For further discussion, see Item 3.D. “Key Information—Risk Factors—Risks Related to our Indebtedness, Nordic Bonds and Outstanding Convertible Notes—Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition”.

We may from time to time seek to retire or purchase our outstanding debt, including the remaining Convertible Notes and/or the Nordic Bonds, through cash purchases and/or, in the case of the Convertible Notes, exchanges for debt, equity, equity-linked, or other securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material. Further, any such purchases or exchanges may result in us acquiring and retiring a substantial amount of such indebtedness, which could impact the trading liquidity of such indebtedness.

We may not be able to generate sufficient cash flows to service our outstanding debt and fund operations and may be forced to take other actions to satisfy our obligations under such debt.

Our ability to make scheduled payments on the principal of, to pay interest on, or to refinance our indebtedness will depend in part on our cash flows from operations, which depend upon the success of our products as well as regulatory, economic, financial, competitive, and other factors. We may not generate a level of cash flows from operations sufficient to permit us to meet our debt service obligations. If we are unable to generate sufficient cash flows from operations to service our debt, we may be required to sell assets, refinance all or a portion of our existing debt, obtain additional financing, or obtain additional equity capital on terms that may be onerous or highly dilutive. Furthermore, if our liquidity sources prove to be insufficient, restrictions in accordance with the terms and conditions of the Nordic Bonds and our financing agreement relating to incurring new financial indebtedness, may affect our ability to remedy potential liquidity insufficiencies. There can be no assurance that any refinancing will be possible or that any asset sales or additional financing can be completed on acceptable terms or at all. As the terms and conditions of the Nordic Bonds and financing agreements further include limitations in respect of granting security, it may be difficult for us to attract such financing on competitive market terms or at all. Thus, there is a risk that our liquidity sources prove to be insufficient or that additional liquidity sources in the form of financial indebtedness cannot be obtained, which could have a materially adverse effect on the possibility to meet current and/or future liabilities entailing, for instance, costs for obtaining additional financing on short notice, claims from creditors due to defaults, and, ultimately, a risk for bankruptcy proceedings relating to entities within the Group.

Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition.

The terms and conditions of the Nordic Bonds and the SSRCF contain certain covenants, including negative covenants such as restrictions on dividends, indebtedness, liens, investments, acquisitions and asset disposals and maintenance financial covenants in the form of minimum EBITDA, minimum liquidity, tangible solvency ratio and total net leverage ratio covenants (in the SSRCF) and a requirement to maintain cash and cash equivalent investments equal to the interest payable under the Nordic Bonds for the next three interest periods (in the Nordic Bonds). In addition, the Note Terms (as defined below) contain covenants limiting our ability to incur additional debt other than certain debt permitted under the terms and conditions of the Nordic Bonds (without giving effect to any future amendment thereof), issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the applicable indenture or terms and conditions governing the Convertible Notes).

These covenants may limit our operational flexibility and our investment activities. Moreover, if we breach any of the covenants in such debt agreements, and such breach is not remedied within any applicable remedy period (if any) or otherwise waived, our creditors may accelerate the relevant indebtedness and require us to repay and/or redeem, as applicable, the indebtedness immediately, even in the absence of a payment default, and enforce security. If any financial covenant breach is cured by way of issuance of additional equity, our existing shareholders’ ownership may be materially diluted. These credit agreements include customary cross default provisions, pursuant to which a default under one of the agreements may trigger a default also under the other, effectively enabling both groups of creditors to accelerate the relevant indebtedness and require us to repay the indebtedness immediately, even in the absence of a payment default, and enforce security.

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

The “Make-Whole Amount” means, as of any given date and as applicable, in connection with any Fundamental Change or Covered Disposition, an amount equal to the remaining scheduled payments of interest that would have been made on the Convertible Notes to be repurchased, had such Convertible Notes remained outstanding from the repurchase date through the maturity date of the Convertible Notes. Our obligation to repurchase the Convertible Notes may, in certain circumstances, delay or prevent an asset disposition or a takeover of us that might otherwise be beneficial to our equity holders.

Transactions relating to the Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities.

The interest rate on the Convertible Notes is fixed at 9.25% per annum and is payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2023. While we have an option to pay interest in cash or in-kind, restrictions under the terms and conditions of the Nordic Bonds and the SSRCF prevent us from paying interest in cash for so long as such indebtedness is outstanding. As a result, we expect to pay interest in kind on the Convertible Notes for the foreseeable future.

Pursuant to the terms of the Indenture governing the Original U.S. Notes and the Swedish Terms, the conversion price of the Convertible Notes (other than the HH Notes) was adjusted from $2.41 to $1.81 on March 23, 2024. On February 18, 2025, we completed the ADS Ratio Change. As a result of the ADS Ratio Change, the conversion price of the U.S. Notes (other than the HH Notes) was proportionately adjusted from $1.81 to $36.20. On March 23, 2025, the conversion price of the U.S. Notes (other than the HH Notes) was further adjusted from $36.20 to $27.20 pursuant to the terms of the Indenture governing the U.S. Notes.

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

The conversion price of the Swedish Notes was adjusted on March 23, 2025, from $1.81 to $1.36 pursuant to the Swedish Terms.

Pursuant to the terms of the Indenture governing the HH Notes, the conversion price of the HH Notes was adjusted from $2.52 to $1.89 on March 23, 2024. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. Such conversion price was further adjusted on March 23, 2025, from $37.80 to $28.20 pursuant to the terms of the Indenture governing the HH Notes.

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

General Risk Factors

We cannot assure you that an active or liquid market for our ADSs will be sustained, and volatility in the public trading markets could prevent investors from reselling their ADSs at or above the price they paid.

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

As a public company, we continue to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our Board of Directors. As a public company we face increased demand for more detailed and more frequent reporting on environmental, social and corporate governance reports and disclosure.

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

This Annual Report is the fourth annual report in which we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Additionally, we must include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in this Annual Report.

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

See Item 15. “Controls and Procedures” in this Annual Report for a discussion on our internal controls. For further discussion on the risks associated with establishing and maintaining effective internal control over financial reporting, as well as other related risks, see Item 3.D. “Key Information—Risk Factors—Risks Related to the Ownership of Our ADSs—We have previously identified material weaknesses in our internal control environment. Although we have remediated these material weaknesses, if other material weaknesses in internal controls are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner”.

Item 4. Information on the Company

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

Since activating our company-wide rebrand, demand for Oatly products has grown rapidly. Between 2016 and 2018, we expanded our global footprint by re-launching in the United Kingdom, expanding in grocery trade in Germany and entering the United States and China. Since then, we have expanded our presence into several new European countries, including France, Italy and Spain. We have also recently expanded into several international markets. As of the end of 2025, our products are available in more than 60 countries worldwide.

To date, we have made substantial investments to scale our production capacity and meet consumer demand including production facilities in the United States (Millville, New Jersey and Ogden, Utah), the Netherlands (Vlissingen) and China (Ma’anshan). In 2023 we continued to focus on our asset-light production model following our long-term strategic partnership agreement with YYF in late 2022 to enable our Ogden, Utah facility to be converted to a hybrid manufacturing facility. During the fourth quarter 2023, continuing with our asset-light production model, we decided to discontinue the construction of our production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. In 2024, we also decided to close our production facility in Singapore and discontinued the construction of our second production facility in China. In 2025, we launched our updated sustainability plan and announced that the Exponential Roadmap Initiative (ERI) qualified Oatly as the world’s first “Climate Solutions” company in the food and beverage sector, due to the alignment of our updates sustainability plan with ERI’s new Climate Solutions Framework.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2025 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects”.

B. Business Overview

Our Company

We are the world’s original and largest oatmilk company. For over 30 years, we have focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that have enabled us to unlock our product portfolio. We are utilizing this technical expertise to fulfil our mission of creating delicious, nutritious, climate solution beverages. We position our brand to benefit from the trend of consumers choosing plant-based foods as an alternative to animal-based ones and we continue to encourage consumers to reassess the impacts that their food choices have on the climate and environment.

Sustainability is at the core of our business. In general, oatmilk leads to fewer greenhouse gas emissions compared to cow’s milk. Based on certain product-level calculations we have commissioned in Europe and in the United States, and based on additional studies, we generally see that oatmilk products can have a significantly lower climate (CO2 equivalent) impact relative to comparable dairy products, while providing nutrients that most people need more of including fiber, unsaturated fat, essential minerals and vitamins.

Our Industry and Opportunity

We participate in the large global dairy industry, which consists of milk, ice cream and frozen desserts, yogurt, cream, cheese and other dairy products. The global plant-based dairy industry retail sales were estimated to be $21 billion in 2025, according to Euromonitor, which represents approximately 2% growth compared to 2024 and approximately 3% of the global dairy industry retail sales. Foodservice also represents a significant opportunity for us, which expands the total addressable market even further.

In recent years, oat-based alternatives have grown sales faster than both dairy and other plant-based dairy products across a variety of geographies and product categories. We believe plant-based dairy, especially oat-based dairy, has the potential to continue to experience growth driven by multiple secular tailwinds, listed below, whose impact and importance vary across geographies and generations:

•
Sustainability is an important factor in driving behavioral change and consumer choice. Consumers are increasingly aware of the environmental benefits of plant-based dairy. For example, in general, compared to dairy products, plant-based dairy products have a lower environmental impact in respect of greenhouse gas emissions, land and water usage.
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
•
Nutritional advantages: Oats have a balanced macro-nutritional profile containing dietary fiber including beta-glucans, easily digestible protein, and a favorable fat profile low in saturated and high in unsaturated fatty acids.
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

Purpose-Driven to Create a Plant-Based Sustainable Food System

Oatly is an organization focused on people and the planet. Sustainability is at the core of our business and a part of our strategic decision-making across the value chain. In 2025, Oatly was recognized as a “Climate Solutions” company within food and beverage by the ERI. This means that the majority of our revenue (above 90%) comes from products that have (on average) at least 50% lower climate impact than the milk category. Rooted and validated through our research, we believe the growth of our products can help to address some of society’s greatest challenges concerning the climate, environment, human health and lifestyle.

Market-Leading Product Portfolio Disrupting the Global Dairy Market

We have demonstrated global commercial success through our expansion into more than 60 countries across five continents, becoming the top-selling oatmilk brand across multiple key markets. Our loyal consumer base has supported and driven our extension beyond just the plant-based milk category, and we currently have a broad product portfolio with exciting in-home taste experiences and multiple sub-categories that includes frozen desserts, creams and on-the-go drinks. Some of the products in our portfolio are also a source of fiber, offering nutritional benefits that differentiate us within the broader plant-based category.

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

Strong Innovation Capabilities Grounded in Over 30 Years of Swedish Science, Patented Technologies, Craftsmanship and Oat Expertise

Oatly was founded by food and nutrition scientists on a mission to create a nutritionally-relevant alternative to traditional cow’s milk. Through more than 30 years of research and development, we have developed a proprietary liquid oat base production technology that leverages patented enzymatic processes to turn oats into nutritious, great tasting liquid products. Our patents are supplemented with and protected by decades of production craftsmanship and a global research and innovation organization that keeps evolving the technology to create new, unique functionalities. For instance, advancements in our core enzyme technology enabled the launch of Barista Edition Oatmilk, our best-selling product globally with superior performance in coffee applications. Other advancements have allowed differentiation in taste (No Sugars/Unsweetened) and performance (Baristamatic, Organic Barista Edition).

Our production processes are built from our deep understanding of our raw materials and we work closely with our suppliers to ensure quality and sustainable sourcing. Our global teams for innovation, science and technology in Sweden, complemented by product development and technical product management staff in the United States and China, are also continuously testing new and alternative formulations, ingredients and process technologies to those we currently use to make our products, to enhance and expand our product portfolio. We partner with industry and academic experts to analyze the genomic diversity of oats and identify naturally occurring variances to help us improve ingredient quality, sensorial properties and agronomic performance. We support research aimed at clarifying the nutritional and functional characteristics of oat components including proteins, beta-glucans and bioactives, to deepen our understanding of the so called ‘oat drink matrix’. We believe our research and innovation capabilities enable us to remain at the forefront of oat science to deliver on our promise of sustainable, nutritious and delicious quality products.

Multi-Channel Distribution Led by Proven Foodservice Strategy

Our successful channel expansion and execution across geographies starts with our foodservice-led market entry strategy that builds awareness of our brand and products. Consumers discover Oatly in a trusted environment such as an expertly brewed cup of coffee or cappuccino from their favorite coffee shop. We believe that quality product experience can lead to individual purchases of our products at a grocery store, and that it is difficult for our competitors to replicate this strategy given the foodservice channel’s fragmented and complex distribution network, especially without teams on-the-ground to help better understand the nuances of this channel. For example, our barista relationships have helped us better understand the coffee sub-channel.

Our Global Production Footprint

Our global production footprint spans three continents, utilizing three main production models to meet global demand for our products: co-manufacturing, hybrid and end-to-end self-manufacturing. Each of our manufacturing plants uses one of these production models based on how it can best support the Company’s growth and increase agility. The Company previously announced that it was adapting its supply chain network strategy, manufacturing capacity and organizational structure in order to prepare for the next phase of growth. The framework for our supply chain network strategy is focused on directing our investments to existing manufacturing facilities to achieve the right amount of capacity when we need it while being efficient with our capital expenditures and costs. These actions have reduced, and are expected to continue to reduce, our capital expenditures and have a positive effect on our expected cash flows.

Our Growth Strategies

Our goal is to drive continued, sustainable growth and strong financial performance by executing on the following strategies:

Expand Consumer Base through Increased Awareness and Plant-Based Dairy Category Growth

We believe the plant-based dairy market is still in its infancy. According to Euromonitor, our largest end market (as measured by 2025 net sales) is the United States, where the share of plant-based milks is 10% of plant-based milk and dairy milk volumes combined, while Germany and the United Kingdom, our second and third largest end markets, are 9% and 6%, respectively. We believe there is an opportunity for plant-based milks to increase their respective shares of the dairy market in these countries as well as others. We believe the ability to share the Oatly story with a broader audience is critical to the success of our mission to drive greater plant-based consumption.

We are helping to break down the barriers to adopting plant-based dairy by engaging consumers with our brand. Oatly’s success across each of our markets has been partly driven by our brand’s focus on sustainability, and we believe that focus, along with an increased focus on taste and a renewed connection with health, will enable us to continue converting dairy consumers into Oatly consumers. We use advocacy to challenge outdated norms and regulations that hamper progress towards plant-based drinks adoption. Examples include a level playing field when it comes to subsidies, taxation and access to public procurement opportunities (e.g. School Milk Schemes).

Expand Presence Across Channels

We believe we can continue to grow in existing markets by improving sales and expanding our presence across product categories with existing customers, as well as signing new customers across multiple channels. With our current production capacity we believe we are well-positioned to capitalize on the whitespace to further expand our foodservice, retail and e-commerce footprints.

Extend Product Offerings through Innovation

We strive to continuously improve our products in order to deliver more innovative, nutritious, sustainable and delicious oat-based products. We have ambitious, long-term innovation goals, which we believe will lead to sustained market leadership to deliver competitively distinct products. We also offer our products in different sizes. For example, our Barista Edition Oatmilk is available in multiple sizes ranging from the portion-sized 20 ml to 1.5 liter packaging.

While the types of products we offer are similar in each geography, we tailor our products to local regulations and local consumer demands to help facilitate consumers’ transition from dairy products to Oatly.

Expand our Presence in Expansion Markets

In the past several years, we have entered several new markets. These include European markets such as Spain, Portugal, Ireland, Denmark, France, Poland, Belgium and others such as UAE and Mexico, among others (collectively, our “Expansion Markets”). In most instances, we facilitate our entry into new markets by leveraging our existing commercial organization and production footprint. We believe our established global presence and proven foodservice-led execution exemplify our ability to successfully enter new markets and expand. We believe these Expansion Markets will help us drive growth and convert consumers from dairy products to Oatly.

Drive Asset-Light Production Capacity Expansion

We operate five production facilities as of December 31, 2025. Our strategy is to expand our production capabilities across each of our segments through an asset-light model, which includes utilizing our existing production facilities, as well as our strategic co-packing partners, as much as possible before building additional production facilities. For example, consistent with such strategy, in Asia, we decided to close our manufacturing facility in Singapore in 2024 and discontinued the construction of our second production facility in China, which we refer to as “Asia III”. We believe that such an asset-light production model enables us to adequately service our customers while minimizing complexity and capital intensity, and to better focus on margin improvement.

Product Overview

Our Products

Given the substantial growth potential ahead of us, we have made a choice to prioritize drinks and beverages as our core category. While we continue to operate on adjacent dairy-alternative sections, such as cooking products, oatgurts and frozen desserts, our primary focus remains on beverages, where our brand strength, product performance and operating model provide a clear competitive advantage.

This product strategy begins with our team of Beverage Market Developers, who continuously partner with our customers to refine foodservice menus to stay ahead of emerging beverage trends by creating drinks that position Oatly as the default experiential base. In doing so, they demonstrate that our products are no longer simply substitutes for cow’s milk. As these beverages generate buzz, consumer engagement, and trial, demand for our products first builds within foodservice channels and subsequently expands into retail.

The foundation for all our products is our proprietary oat base technology, which mimics nature’s own process and turns fiber-rich oats into products that are designed for humans.

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

Barista Edition Oatmilk. Our Barista Edition oatmilk is our best-selling product globally. It uses specific proprietary oat base technology, which improves solubility, creaminess and foamability, and as a result, we believe it serves as an exceptional complement to espresso and coffee drinks. Our Barista Edition is also great for baking and cooking and can be enjoyed on its own. In Europe, the Barista Edition portfolio has grown substantially in recent years and the Barista Edition is now available in multiple sizes ranging from the portion-sized 20 ml to 1.5 liter. The Barista portfolio also includes an organic Barista Edition, Barista Edition Lighter Taste which shows superior performance in cold drinks, and Baristamatic which is designed to work optimally in automated coffee machines.

Flavored Barista Edition. As recent additions to our portfolio of oat beverages we offer flavored versions of the Barista Edition Oatmilk, such as caramel, vanilla and popcorn.

Ready-to-drink. Our range of on-the-go drinks delivers novel flavor experiences and product packaging in smaller formats. These products can be found at grocery stores, convenience store outlets and more across our global markets.

Matcha. The Matcha Oat Drink is a lightly sweetened frothable matcha oat drink with a hint of vanilla flavor. In 2026, the Matcha Oat Drink will be available in flavored versions, such as strawberry.

Cooking. We offer a wide range of cooking products including regular and organic Cooking Cream, Half & Half, Crème Fraiche, Whipping Cream, Vanilla Custard and Spreads in a variety of flavors. Our offerings vary by region to accommodate to local cuisines and preferences.

Oatgurt. Our Oatgurts utilize our oat base technology to mimic the consistency of yogurt, as they are thick and “spoonable”. Our Oatgurt range looks a bit different depending on the market to fit local consumer tastes.

Frozen desserts. Our frozen desserts are created using our core oat base technology, which provides a foundational creaminess in combination with the other plant-based ingredients. Frozen desserts are available on the markets in U.S. and China in a range of flavors.

Product Certifications

To enhance the credibility of our products, we obtain a number of third-party product certifications. Our certifications, which depend on and vary across geographies and product groups, include: gluten-free, non-genetically modified organism (“GMO”), organic, kosher, halal, vegan and glyphosate free certifications. All our products qualify as free from dairy and soy.

Innovation

Since inception, our innovation goal has been to build the best possible form of milk and other dairy products for humans and our planet. Through our more than 30-year history of making oat products, we have developed a deep expertise around oats and production craftsmanship. We believe we are well positioned to leverage science to address key societal problems and maintain our market leadership in plant-based dairy. We do this by creating great, sustainable, delicious and nutritious food and beverages with optimal taste, functionality and texture.

Today, we have our global teams for innovation, science and technology in Sweden, complemented by product development and technical product management staff in the United States and China. To further strengthen our capabilities we partner with leading scientists and industry experts to ensure we stay at the forefront of oat expertise, human health and consumer taste experience. Through this set-up, we are efficiently building deep technology know-how and expertise, as well as ensuring that our products are developed close to consumers, according to locally relevant consumer preferences.

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

Channels / Customers

Our diversified portfolio of products is available in more than 60 countries across five continents through a variety of channels, including foodservice, food retail and e-commerce. Each market in which we operate has its own distinct customer landscape and channel mix. We believe the strength of our brand in an on-trend category makes us an attractive partner for customers.

In the fiscal year 2025, the retail channel accounted for approximately 65.1% of our revenue, the foodservice channel accounted for approximately 32.8% of our revenue, and other accounted for approximately 2.1% of our revenue.

Supply Chain Operations

The core goal of our Supply Chain Operations team is to operate and evolve a proprietary, global footprint with a positive bottom-line, while efficiently and sustainably utilizing resources. Relative to our growth, we aim to reduce our greenhouse gas emissions through logistical and sourcing efficiencies, minimize our scrap material use and minimize our by-product waste. As we and the demand for our products grow, we continue to strategically consider how we can further improve our supply chain optimization. The Company continues to adapt its supply chain network strategy, manufacturing capacity and organizational structure in order to prepare for the next phase of growth. The framework for the supply chain network strategy is centered on focusing investments on Oatly’s proprietary oat base technology and capacity. These actions have reduced, and are expected to continue to reduce, our capital expenditures and have a positive effect on our expected cash flows.

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
•
Rapeseed oil and other strategic ingredients. We source non-GMO, low erucic rapeseed oil. The rapeseed oil we use in the U.S. and Europe is expeller pressed and is produced without the use of hexane.

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

Production Process Overview

The Oatly production process consists of the following key steps, beginning with our core science and oat base technology:

•
Manufacturing our proprietary oat base. The premise of our patented oat base technology is an enzymatic process that closely mirrors the human body’s process used to breakdown starches. Oats are cleaned, dehulled and heated to groats, which then undergo our patented enzymatic processing to form the basis of our core liquid oat base. This process allows us to achieve a robust macro-nutritional profile with soluble dietary fibers (beta-glucans), stable composition, and functional character of foamability and texture. We manage all of our oat base manufacturing facilities globally. This allows us to minimize the risk of infringement of our IP rights.
•
Transporting the oat base to a filling plant, where applicable. In instances where we are using a co-manufacturer, we transport the oat base to a filling plant, either by a pipeline to a nearby filling plant or by a tanker truck to co-manufacturers, who assist us with mixing and filling.
•
Turning oat base into finished products. In the mixing and filling stages, we turn oat base into the variety of products that we sell. This process takes on different forms based on the end product. For our oatmilks, we add water and other ingredients, such as oils, minerals, vitamins, and optional flavors to our oat base, which are mixed together to become an Oatly formula. The product is then Ultra-High Temperature (“UHT”) treated and stored in a sterile tank until packaged in different formats and sizes.
•
Delivering products to fulfillment warehouses. We then take the finished products to fulfillment warehouses, where they will be distributed to our customers.
•
Ensuring quality. We strive to ensure that our products meet both externally mandated quality control regulations and standards, as well as internally established quality standards through a framework of procedures.

Production Models

We utilize three main production models to meet global demand for our products: co-manufacturing, hybrid and end-to-end self-manufacturing. In our co-manufacturing model, we transport our oat base through tanker trucks to our third-party partners for filling and mixing. In our hybrid solution, we transport our oat base through pipelines to a physically adjacent plant operated by our third-party partners for filling and mixing. Using an end-to-end self-manufacturing model, we produce the oat base, mix and fill the products at a single Oatly-owned and operated facility. As noted above, we continue to adapt our supply chain network strategy and simplify the organizational structure in order to prepare for the next phase of growth. We believe these actions will increase the agility of the organization and drive profitability.

For the year ended December 31, 2025, approximately 1% of our products were produced through the co-manufacturing model, 60% through a hybrid model and 39% through our own end-to-end self-manufacturing.

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

We have grown our production facilities from one site in Sweden in 2018, to five across Europe, the United States and Asia as of December 31, 2025. At year end 2025, we had technically available capacity of approximately 1 billion liters of finished goods equivalent of oat base.

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

Our Organization and People

Our organizational development is led by our People Team, whose goal is to institutionalize the principles of flexibility, innovation and continuous learning in our work environment. We invest in programmes and resources that promote collective, individual, cultural, structural and process changes towards our goals. To meet our sustainability objectives, we need the expertise of a diverse group of coworkers who feel that they work in a safe, inclusive and empowering environment, are compensated equitably for their work and protected from discrimination of any kind.

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

Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. Depending upon the jurisdiction, trademarks are valid as long as they are used in the regular course of trade and/or their registrations are properly maintained. Our primary trademarks are OATLY, WOW NO COW and POST MILK GENERATION, all of which are registered or pending registration in the United States and approximately 110 other countries in the world. In addition, we strive to protect key branding elements of our marketing, signaling the commercial origin of our products and services. As of December 31, 2025, we owned 52 registered trademarks and eleven pending trademark applications in the United States and around 2,300 registered trademarks, pending trademark applications or designations under the Madrid protocol globally. We take an active approach in defending and expanding the scope of protection of our trademarks with a vigilant global trademark watch. We further take decisive action against potential infringers both when it comes to registrations and actual use of marks confusingly similar to our trademarks.

Our patent portfolio aims to protect our oat base technology, as well as specific product recipes when relevant. The majority of our patents and patent applications cover our Barista Edition and oat drink products, but we also have patent families within categories such as oatgurt, soft serve, and our oat base residue. As of December 31, 2025, we owned two issued patents and 22 pending patent applications in the United States and more than 180 issued patents and pending patent applications globally.

We wish to keep confidential the specifics of our marketing, promotions and products, as well as proprietary information related to formulas, processes, know-how and methods used in our production and manufacturing and seek to protect such information as trade secrets.

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

Products that do not comply with applicable governmental or third-party regulations and standards may be considered adulterated or misbranded and subject, but not limited to, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution and import holds. Food product manufacturers and distributors that do not comply with applicable governmental or third-party regulations and standards may be issued injunctions, fines, civil penalties or face criminal prosecution.

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

Following the end of the transition period on December 31, 2020, due to the United Kingdom’s withdrawal from the EU, Great Britain’s food and feed safety policy is no longer automatically governed by EU law, even though certain EU legislation (including the General Food Law Regulation) has been retained, and successively renamed as assimilated law from January 1, 2024. This is, however, not the case for Northern Ireland due to the Windsor Framework agreement between the EU and the United Kingdom. As per the agreement, products that are manufactured in Northern Ireland are still subject to EU legislation.

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

The General Food Law Regulation also established the Rapid Alert System for Food and Feed (“RASFF”) to provide EU RASFF Member Countries’ food control authorities with an effective tool to exchange information about measures taken responding to serious risks detected in relation to food. Consumers have access to a specific RASFF Consumers’ Portal, which provides information on food recalls and public health warnings. Since the EU exit, the UK still receives RASFF notifications from EU bodies, however any response to those, or notifications from the UK authorities, will be communicated to EU partner organizations via the appropriate INFOSAN contacts, as UK no longer has access to create or log on to the RASFF system for that purpose.

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

In China, we are subject to the requirements of the China Food Safety Law and its implementing regulations. This law sets forth comprehensive statutory requirements governing the production, circulation, recall and import/export of food products in China. In addition, product information on our pre-packaged products must comply with the national standards on pre-packaged food labeling (GB 7718-2025) and pre-packaged food nutrition labeling (GB 28050-2025). With the operation of the Ma’anshan plant, we submitted production licenses to local authorities, filed product standards including national standard (GB 7101), industrial standard (QB/T 4221) and enterprise standards. All products manufactured in Ma’anshan comply with regulatory requirements.

As is the case in the U.S., requirements with respect to food production are set forth in each of the EU’s and China’s respective food safety legislation.

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

C. Organizational Structure

The legal name of our company is Oatly Group AB, and we are organized under the laws of Sweden. We have 36 wholly-owned subsidiaries and one 60% owned subsidiary. The Company’s principal subsidiaries as at December 31, 2025 are as follows:

Name	Country/place of registration and operations	Principal activities	Proportion of voting rights and shares held (directly or indirectly) (%)
Direct ownership
Cereal Base CEBA AB	Sweden	Holding	100%
Oatly AB	Sweden	Holding	100%
Indirect ownership
Oatly Sweden Operations & Supply AB	Sweden	Production	100%
Havrekärnan AB	Sweden	Production	100%
Oatly UK Ltd.	United Kingdom	Selling	100%
Oatly Germany GmbH	Germany	Selling	100%
Oatly Switzerland AG	Switzerland	Selling	100%
Oatly Austria GmbH	Austria	Selling	100%
Oatly Netherlands BV	Netherlands	Selling	100%
Oatly Netherlands Operation & Supply BV	Netherlands	Production	100%
Oatly EMEA AB	Sweden	Selling	100%
Oatly Inc.	United States	Holding	100%
Oatly US Inc.	United States	Selling	100%
Oatly US Operations & Supply Inc.	United States	Production	100%
Oatly Shanghai Co. Ltd.	China	Selling	100%
Dong Plant (Zhuhai) Food and Beverage Co., Ldt	China	Selling	100%
Oatly Food Co Ltd.	China	Production	100%

D. Property, Plants and Equipment

Corporate Offices

Our headquarters are located at Ångfärjekajen 8, 211 19 Malmö, Sweden, under a lease for approximately 50,000 square feet of office space, expiring on February 29, 2028. We also lease regional offices in other locations, including London, Berlin, Helsinki, Amsterdam, Paris, Barcelona, Lund, Philadelphia, Shanghai, Beijing, Shenzhen, Stockholm and Hong Kong.

Supply Chain Operations

We currently have five production facilities, two in Europe & International, two in North America and one in Greater China. We currently own an end-to-end factory in Landskrona, Sweden and an oat base production facility in our Millville, New Jersey factory. We lease two factories for hybrid production: one in Vlissingen, the Netherlands, and one in Ogden, Utah. We lease the facility for end-to-end production in Ma’anshan, China. We have made adjustments to our supply chain footprint to better match where we have the largest supply and demand gaps. In 2024, we decided to close our production facility in Singapore and discontinued the construction of our second production facility in China, which we historically referred to as “Asia III”.

We estimate that we will invest in the range of $20 million to $30 million in 2026, related to regular maintenance, efficiency investments and capacity expansion in our existing facilities.

As of the end of 2025, we had a run-rate output of approximately 1 billion liters of finished goods equivalent of oat base capacity.

Innovation and Product Development

We lease a center for new product development in Philadelphia, Pennsylvania, and a research and development facility in Lund, Sweden.

Financing

We are financing our capital expenditures primarily through cash generated by the issuance of equity and Convertible Notes, and from borrowings under our credit facilities described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—CMB Credit Facility and Super Senior Revolving Credit Facility Agreement (SSRCF)”, the proceeds from our Convertible Notes described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Convertible Notes”, the proceeds from our Nordic Bonds described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Nordic Bonds”, and the leasing arrangements described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Commitments”. We expect to continue to use this combination of financing to fund our continued expansion.

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

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements”. Our actual results could differ materially from those contained in any forward-looking statements.

The information called for by this Item 5, regarding a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023 has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 13, 2025 under “Item 5. Operating and Financial Review and Prospects,” which discussion is incorporated by reference herein.

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

Strategic Actions

We continue to execute on our strategic priorities focused on driving profitable growth. These actions are aimed at setting clear priorities for our teams, reducing complexity to increase organizational agility, and executing our asset-light supply chain strategy.

In executing these actions, we simplified our organizational structure. We reviewed the organizational structure to adjust the fixed cost base globally, including employee-related costs, professional services, and other related costs. We have recorded restructuring costs of $4.9 million in 2025 related to these actions (2024: $8.2 million).

During the fourth quarter of 2023, we decided to discontinue the construction of our production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. During 2024, we completed substantially all of the activities relating to the exit of these two facilities. Also, in 2024, we decided to close our production facility in Singapore and discontinued the construction of our second production facility in China, which we historically referred to as “Asia III”. For a further discussion on risks related to these impairments see Item 3.D. “Key Information—Risk Factors—Risks Related to our Business and Industry—We have recognized impairment charges for long-lived assets and other exit costs in connection with our production facilities, and we may need to recognize further costs in the future, which could adversely impact our business, financial condition and results of operations”.

During 2025 we have initiated a strategic review of our Greater China business. The review will consider a range of options, including a potential carve-out of the Greater China segment, with the goal of accelerating growth and maximizing the value of the business. We continue to operate in the Greater China market, including operating our production facility, and we remain committed to our customers, consumers, and employees as we look to maximize the value of this part of the business. While there is no definitive timetable for completing the strategic review, we expect to complete the strategic review within 2026. We do not intend to provide further updates unless and until the Board of Directors approves a specific course of action or determines that additional disclosure is appropriate or required. We caution that there can be no assurances that the process will result in any transaction or strategic change.

Impact of the Macroeconomic Environment on our Results

Our business continues to be exposed to the effects of the current global macroeconomic environment. We continue to maintain a global focus on the controllable aspects of our business while navigating the challenging operating environment.

•
Consumer spending: Changes in the macroeconomic landscape have affected customer spending habits, increasing demand for cheaper products and labels. Our fiscal 2025 revenue growth reflects solid demand for our products despite ongoing uncertainty in the global economy. We will continue to closely monitor macroeconomic conditions, including potential impacts of inflation and rising interest rates on consumer behavior.
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
•
Geopolitical tensions: There are significant geopolitical issues that can impact our business. The U.S. and Israeli war with Iran and further escalation of the ongoing conflict in the Middle East and the Red Sea have and will cause shipping disruptions and could result in, among other things, broader impacts that expand into other markets, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain, or a diminished consumer confidence resulting in reduced demand. Additionally, the Russian invasion of Ukraine in February 2022 resulted in many broader economic impacts such as sanctions and bans against Russia and Russian products imported into certain countries in Europe and the United States. Such sanctions and bans have impacted, and may continue to impact, commodity pricing such as fuel and energy costs, leading to higher transportation costs, which make it more expensive for us and our partners to deliver products to our customers. We do not directly procure goods or services from Russia or Ukraine. However, these two countries are large exporters of farm produce and fertilizer. This has indirectly impacted the supply and pricing of certain ingredients for our products. We also have experienced an impact on supply chains due to the ongoing war and, for example, have removed rail transport to Asia through Russia. Further sanctions, bans, or other economic actions in response to the ongoing war in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to our supply chain, and a lack of consumer confidence resulting in reduced demand. While the extent of such items is not presently known, any of them could negatively impact our business, results of operations, and financial condition. Additionally, further escalation of geopolitical tensions including increased trade barriers or restrictions on global trade, could result in, among other things, broader impacts that expand into other markets, cyberattacks, supply chain and logistics disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain, or a diminished consumer confidence resulting in reduced demand.
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
•
Foreign currency impacts: As a global company, we are exposed to risk arising from foreign currency exchange rates. In fiscal 2025, fluctuations in foreign currency exchange rates positively impacted our reported revenues by approximately $21.0 million, increasing our revenue growth rate to 4.7% on a reported basis from 2.2% on a constant currency basis.

Sustainability at Oatly

Sustainability Embedded in our Mission and Business Strategy

We aim to drive change in our food system through the power of oats, increased penetration of oat-based products into more families around the world and a significant reduction in cow’s milk consumption.

Our focus on sustainability is a mindset that permeates across our Company and helps us to more thoroughly evaluate business decisions. We collaborate with farmers, suppliers, scientists and other partners across our supply chain and beyond to develop our products in a way that we believe is beneficial to our strategy, our customers and the world around us.

Our Sustainability Impact Areas and Ambitions

Our sustainability ambitions and goals form a key part of our business strategy and operations. In 2025 we updated our Sustainability Plan. This updated plan includes revised climate commitments and associated targets and revised impact commitments for nature, people and nutrition. Below is a summary of the impact areas and their associated commitments, as established in our Sustainability Plan:

Climate

Our products’ lower climate impact has been evaluated by numerous independently assessed studies on the climate impact of key Oatly products as compared to their dairy counterparts. Such evaluations show that the Oatly products assessed have approximately half (or less) the climate impact than dairy from cows do. We believe one of the biggest impacts we can have is to increase consumption of oatmilk (which results in the reduction of cow’s milk consumption) and mainstream plant-rich diets.

We commit to reducing our climate intensity footprint to ensure that our products have a reduced climate impact compared to dairy, in the milk category. Beyond our own value chain (GHG emissions, scopes 1, 2 and 3), we aspire to influence broader climate reductions in the food system and society.

Nature

Our double materiality assessment points to the areas where Oatly has its most material impacts and faces the most nature-related risks, as well as where we have the most dependency on nature’s services. For us, this is primarily in the oat fields that supply our most important ingredient - oats, as well as water withdrawal at factories that make our products.

We commit to investing in the transition to regenerative agriculture, which supports land and water stewardship, and to invest in actions on water, waste and packaging that minimize our contribution to the worldwide loss of nature.

People

We believe that the effects of climate change and other environmental degradation ultimately impact food security, causing disruption to production, availability, stability and access.

At Oatly, we strive to consider our risks and our impacts, and where we can aim to have lasting positive impact. The safety, health and well-being of our employees is critically important, as well as the farmers who cultivate the oats and other key ingredients that we need for our products. Additionally, we recognize the significance of the human experience across our value chain and strive to work to engage with communities that may be impacted (positively or negatively) by our efforts to bring Oatly to the world.

We commit to respecting the human rights of all people across our value chain, including the communities we operate in.

Nutrition

By harnessing the power of oats through our products, our people, and our voice, we aim to reshape the food system in ways that allow real progress towards sustainable healthy diets. We commit to having an oat-based portfolio that both makes it easy for people to swap from cow’s milk to Oatly products and is a mechanism for positive change in human and planetary health.

Compliance Readiness

Our sustainability targets, ambitions and objectives continue to evolve. In 2025, we continued preparing for key sustainability-related regulations, including the EU Corporate Sustainability Reporting Directive (CSRD) and California’s Climate-Related Financial Risk Act and Climate Corporate Data Accountability Act (CCDAA). Throughout the year, we closely monitored developments in these regulations to ensure alignment and readiness for compliance. We continue to seek to demonstrate the alignment of our operations with certain UN SDGs and approach the structure of our reporting in a way that aligns with the metrics of the relevant standard of the International Sustainability Standards Board’s SASB Standards, a globally recognized ESG reporting framework.

Sustainability Governance

Our sustainability program is developed and managed through considered interaction between our Chief Executive Officer, with embedded ownership within relevant functions, and overseen by our Board of Directors. Our Chief Executive Officer, VP Global Sustainability, and our Sustainability Leadership Team work together to develop our sustainability commitments, strategies, and actions, in partnership with relevant business leaders, and an intentional focus on delivering sustainability impact performance. Oversight is provided by the Nominating, Corporate Governance and Sustainability Committee of our Board of Directors, which reports to the Board on matters of sustainability and corporate responsibility performance.

Our 2025 Sustainability Highlights

In 2025, we launched our updated sustainability plan and announced that the Exponential Roadmap Initiative (ERI) qualified Oatly as the world’s first “Climate Solutions” company in the food and beverage sector, due to the alignment of our updates sustainability plan with ERI’s new Climate Solutions Framework. In connection with this, we spoke on numerous global stages including COP and Climate Week, using our voice to influence others to develop, scale and reward climate solutions in service to reach societal net zero.

We expanded our Future Agriculture Renovation Movement (“FARM”) program to include oat farmers in Sweden and increased the number of participating Canadian farmers in the program’s second year. Additionally, we hosted annual farmer meetings in Canada and Sweden to gather feedback and refine the FARM program.

All Oatly-operated factories and our production partners continue to source renewable electricity. Sourcing renewable heat energy remains a challenge outside of Sweden. De-steaming and electrification are key elements of our decarbonization strategy to achieve our commitment to source 100 percent renewable energy in Europe by 2030 and globally by 2040.

We also continued to focus on network optimization and expanding our use of sustainable transportation fuels as part of our overall logistics strategy, striving towards 100% sustainable ground transport (inbound and outbound) for our products and materials, employing electric vehicles, rail or vehicles using renewable fuels in Europe by 2030 and globally by 2040.

Our portfolio of oat-based drinks grew through new products (e.g. Baristamatic, organic Barista and flavoured drinks in Europe) and market expansions. Oatmilk provides nutrients that are critical in the transition to plant-rich diets, including fiber, unsaturated fat and key micronutrients. Most of our volume growth comes from oatmilk that falls into the nutritious fortified unsweetened drinks range category. This accounts for approximately 90% of the oatmilk volumes sold globally. The remaining 10% are represented by approximately 4% organic drinks, 5% indulgent drinks, and 1% other. We also published the Small Nutrition Book in the U.S., highlighting the nutritional benefits of oat and oat drinks.

We believe that change and impact begin with people. In 2025, we continued our efforts to update and formalize our human rights due diligence process across the Company, including developing our new global Oatly Human Rights Policy. We also kicked off internal training on human rights in the supply chain and worked to advance our verification process for our sourcing due diligence. As part of our commitment to invest in regenerative agriculture, we connected with oat farmers in our supply chain to hear more about their challenges and successes associated with implementing these type of farming practices. Finally, our approach to engaging Oatly employees was updated by adjusting our comprehensive annual employee engagement survey to provide more in-depth reporting and analysis.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three segments: Europe & International, North America and Greater China. Our customers include retailers, coffee shops, e-commerce channels and other specialty providers within the foodservice industry.

Europe & International is our largest revenue-producing segment, followed by the North America and Greater China segments. Currently, our primary markets in Europe & International are the United Kingdom, Germany and Sweden. In North America, substantially all of our revenue to date can be attributed to the United States, and in Greater China, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers. For the twelve months ended December 31, 2025, on a consolidated level, oatmilk accounted for 90% of our revenue (2024: 90%).

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retail advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported revenue. These promotional activities impact our revenue and changes in such activities could impact period-over-period results.

The following factors and trends in our business have driven revenue growth over prior periods and are expected to be key drivers of our revenue growth going forward:

•
Continue to expand household penetration to reach new consumers and increase the repeat purchase rates of existing consumers by continuing to invest in advertising and marketing to increase awareness of our brand and products.
•
Expand our presence across channels:
o
Grow within food retail channels by increasing our distribution points with existing and new customers, capturing greater shelf space and continuing to drive strong velocities.
o
Expand footprint across the foodservice channel, including independent coffee shops, branded foodservice restaurant chains, and other foodservice customers such as universities and offices.
•
Extend product offering through new product development within existing and new categories to capture the market-specific consumer needs in each of the regions in which we operate.
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

Gross Profit and Margin

Gross profit consists of our revenue less costs of goods sold. We have scaled our production capacity significantly over the past couple of years. Our gross profit margin has benefited from dilution of fixed costs, supply chain efficiencies and the localization of production capacity closer to our customers and consumers. Over time, we expect to further improve our manufacturing operational performance and leverage the cost of our fixed production and staff costs, including a higher focus on procurement efficiencies through scale of purchasing and diversification of suppliers.

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

Other operating income and (expenses), net, consists primarily of impacts related to the strategic review of the Greater China segment, closure of production facility, discontinued construction of certain production facilities, and net foreign exchange gains (losses) on operating related activities.

Other

Finance income and (expenses), net, primarily consists of fair value changes on Convertible Notes, transaction costs relating to our financing arrangements, interest expenses related to interest-bearing loans and borrowings, interest expenses on lease liabilities, interest income and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax expense represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Year ended December 31,
	2025		2024
	(in thousands)	% of revenue	(in thousands)	% of revenue
Revenue	862,459	100.0%	823,666	100.0%
Cost of goods sold	(585,402)	(67.9)%	(587,174)	(71.3)%
Gross profit	277,057	32.1%	236,492	28.7%
Research and development expenses	(18,573)	(2.2)%	(30,135)	(3.7)%
Selling, general and administrative expenses	(320,643)	(37.2)%	(324,719)	(39.4)%
Other operating income and (expenses), net	(5,571)	(0.6)%	(67,790)	(8.2)%
Operating loss	(67,730)	(7.9)%	(186,152)	(22.6)%
Finance income and (expenses), net	(77,188)	(8.9)%	(12,421)	(1.5)%
Loss before tax	(144,918)	(16.8)%	(198,573)	(24.1)%
Income tax expense	(8,197)	(1.0)%	(3,699)	(0.4)%
Loss for the year	(153,115)	(17.8)%	(202,272)	(24.6)%
Attributable to:
Shareholders of the parent	(152,771)	(17.7)%	(201,949)	(24.5)%
Non-controlling interests	(344)	0%	(323)	0%

For the Years Ended December 31, 2025 and 2024

Revenue

Revenue increased by $38.8 million, or 4.7%, to $862.5 million for the year ended December 31, 2025, net of sales discounts, rebates and trade promotions, from $823.7 million for the year ended December 31, 2024. This revenue growth was mainly driven by continued volume growth for our products in Europe & International and Greater China, partially offset by reduction in volumes in North America driven by sourcing decisions of the largest foodservice customer in that segment. Excluding a foreign currency exchange tailwind of $21.0 million, revenue for the twelve months ended December 31, 2025 would have been $841.5 million, or an increase of 2.2%, using constant exchange rates (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis). Sold finished goods volume for the twelve months ended December 31, 2025 amounted to 593.1 million liters compared to 563.4 million liters for the prior year period, an increase of 5.3%. The produced finished goods volume for the twelve months ended December 31, 2025 amounted to 594.9 million liters compared to 576.3 million liters for the same period last year, an increase of 3.2%.

The Company continued to experience sold volume growth across the retail channels of 11.4% for the twelve months ended December 31, 2025. In the twelve months ended December 31, 2025 and 2024, the retail channel accounted for 65.1% and 61.2% of our revenue, respectively, the foodservice channel accounted for 32.8% and 35.1% of our revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 2.1% and 3.7% of our revenue, respectively.

Europe & International, North America and Greater China accounted for 56.0%, 28.9% and 15.1% of our total revenue in the twelve months ended December 31, 2025, respectively, as compared to 52.7%, 33.3% and 14.0% of our total revenue in the twelve months ended December 31, 2024, respectively.

As a result of the strategic actions and restructuring activities during the year, our number of employees has decreased by 94 employees, to 1,388 employees as of December 31, 2025 from 1,482 employees as of December 31, 2024. The average number of full-time consultants increased by 4 consultants to 84 consultants for the year ended December 31, 2025 from 80 consultants for the year ended December 31, 2024.

Cost of Goods Sold

Cost of goods sold decreased by $1.8 million, or 0.3%, to $585.4 million for the year ended December 31, 2025 from $587.2 million for the year ended December 31, 2024. This decrease was primarily driven by increases in supply chain efficiencies across all segments.

Gross Profit and Margin

Gross profit increased by $40.6 million, or 17.2%, to $277.1 million for the year ended December 31, 2025, from $236.5 million for the year ended December 31, 2024. Gross margin increased by 3.4 percentage points, to 32.1% for the year ended December 31, 2025 from 28.7% for the year ended December 31, 2024. The improvement in gross profit margin was primarily driven by improvements in cost of goods sold across all segments.

Operating Expenses

Research and development expenses decreased by $11.6 million, or 38.4%, to $18.6 million for the year ended December 31, 2025, from $30.1 million for the year ended December 31, 2024, and as a percentage of revenues, 2.2% and 3.7%, respectively. The decrease was mainly explained by expenses in the prior year period related to a new product launch issue in the North America segment.

Selling, general and administrative expenses decreased by $4.1 million, or 1.3%, to $320.6 million for the year ended December 31, 2025, from $324.7 million for the year ended December 31, 2024, and as a percentage of revenues 37.2% and 39.4%, respectively. The decrease was primarily due to the various cost restructuring activities implemented since early 2023. Customer distribution costs increased by $6.0 million and also increased as a percentage of revenue from 6.2% to 6.6% as a result of higher sold volumes, customer/channel mix and taxes in some of our markets.

Other operating income and (expenses), net decreased by $62.2 million to an expense of $5.6 million for the year ended December 31, 2025, from an expense of $67.8 million for the year ended December 31, 2024. The expense for 2025 comprised primarily of $7.5 million in costs for the Company’s strategic review of the Greater China segment, offset by reversed exit costs of $0.8 million related to the closure of the production facility in Singapore. The expense for 2024 comprised primarily of non-cash impairment charges of $41.7 million related to the discontinued construction of the second production facility in China (Asia III) and the closure of the production facility in Singapore, and other exit costs of $23.0 million related to the closure of the production facility in Singapore.

Finance income and (expenses), net increased by $64.8 million to an expense of $77.2 million for the year ended December 31, 2025, from an expense of $12.4 million for the year ended December 31, 2024. The increase in expenses was primarily due to $27.7 million in decreased fair value gains on Convertible Notes, increased expenses of $17.6 in foreign exchange differences and a $16.1 million increase in other financial expenses, mainly driven by $19.9 million in transaction cost related to the Group’s financing arrangements.

Income tax expense increased by $4.5 million to $8.2 million for the year ended December 31, 2025 from $3.7 million for the year ended December 31, 2024. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions. In the twelve months ended December 31, 2025, Oatly Group had an effective tax rate (“ETR”) of 5.7% based on a total pre-tax loss of $144.9 million. The main driver of the Group’s ETR is unrecognized tax losses in Sweden and certain other jurisdictions.

Seasonality

To date, we have not experienced pronounced seasonality, but such fluctuations may have been masked by our historical growth and macroeconomic trends, including higher inflation. As the Group continues to grow, including the relative size of our markets, we expect to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in Greater China and the rest of the Asia business compared to the remaining quarterly periods of the year.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a non-IFRS liquidity measure, and each in our financial communications:

“EBITDA” is defined as profit/(loss) for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as profit/(loss) for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, costs related to the strategic review of the Greater China business, impacts related to the closure of production facility, impacts related to discontinued construction of production facilities, expenses related to a new product launch issue and non-controlling interests.

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
•
Adjusted EBITDA does not reflect costs related to the strategic review of the Greater China business that reduce cash available to us;

•
Adjusted EBITDA excludes impacts related to the closure of production facility, although some of these may reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to discontinued construction of production facilities, although some of these may reduce cash available to us in future periods;
•
Adjusted EBITDA does not reflect expenses related to a new product launch issue that reduced cash available to us; and
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

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third-party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

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

The table below reconciles EBITDA and Adjusted EBITDA to loss for the periods presented.

	2025	2024
(in thousands of U.S. dollars)
Loss for the period	(153,115)	(202,272)
Income tax expense	8,197	3,699
Finance (income) and expenses, net	77,188	12,421
Depreciation and amortization expense	49,310	49,966
EBITDA	(18,420)	(136,186)
Share-based compensation expense	13,261	13,598
Restructuring costs(1)	4,935	8,172
Strategic review of Greater China business(2)	7,547	—
Closure of production facility(3)	(846)	42,110
Discontinued construction of production facilities(4)	—	24,660
New product launch issue(5)	—	11,998
Non-controlling interests	344	323
Adjusted EBITDA	6,821	(35,325)

(1)Relates primarily to severance costs as the Group adjusts its organizational structure.

(2))Relates to costs for the strategic review of the Greater China segment, mainly consisting of cost for external consultants.

(3)Relates to costs for the closure of the Group’s production facility in Singapore.

(4)Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas, and non-cash impairments related to discontinued construction of the Group’s second production facility in China (Asia III).

(5)Expenses related to a new product launch issue.

The table below reconciles revenue as reported to revenue on a constant currency basis by segment for the periods presented.

	Year ended December 31,		$ Change			% Change
(in thousands of U.S. dollars)	2025	2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	482,861	434,263	482,861	20,746	462,115	11.2%	6.4%	8.9%	-2.5%
North America	249,559	274,455	249,559	—	249,559	-9.1%	-9.1%	-11.0%	1.9%
Greater China	130,039	114,948	130,039	232	129,807	13.1%	12.9%	19.9%	-7.0%
Total revenue	862,459	823,666	862,459	20,978	841,481	4.7%	2.2%	5.3%	-3.1%

The table below reconciles Free Cash Flow to net cash flows from operating activities for the periods presented.

	Year ended December 31,
(in thousands of U.S. dollars)	2025	2024
Net cash flows used in operating activities	(23,723)	(114,428)
Capital expenditures	(15,254)	(41,195)
Free Cash Flow	(38,977)	(155,623)

Segment Information

	Year Ended December 31, 2025
(in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	482,861	249,559	130,039	—	—	862,459
Intersegment revenue	1,622	—	—	—	(1,622)	—
Total segment revenue	484,483	249,559	130,039	—	(1,622)	862,459
Adjusted EBITDA	88,169	1,871	3,641	(86,860)	—	6,821
Share-based compensation expense	(1,950)	(1,333)	(1,726)	(8,252)	—	(13,261)
Restructuring costs(1)	(954)	(1,896)	(42)	(2,043)	—	(4,935)
Strategic review of Greater China business(2)	—	—	(7,547)	—	—	(7,547)
Closure of production facility(3)	846	—	—	—	—	846
Non-controlling interests	—	—	(344)	—	—	(344)
EBITDA	86,111	(1,358)	(6,018)	(97,155)	—	(18,420)
Finance income	—	—	—	—	—	9,944
Finance expenses	—	—	—	—	—	(87,132)
Depreciation and amortization	—	—	—	—	—	(49,310)
Loss before tax	—	—	—	—	—	(144,918)

	Year Ended December 31, 2024
(in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	434,263	274,455	114,948	—	—	823,666
Intersegment revenue	6,429	—	—	—	(6,429)	—
Total segment revenue	440,692	274,455	114,948	—	(6,429)	823,666
Adjusted EBITDA	56,128	5,298	(1,645)	(95,106)	—	(35,325)
Share-based compensation expense	(1,985)	656	(2,101)	(10,168)	—	(13,598)
Restructuring costs(1)	(2,410)	(1,222)	(1,940)	(2,600)	—	(8,172)
Asset impairment charges and other costs related to closure of production facility(3)	(42,110)	—	—	—	—	(42,110)
Asset impairment charges and other costs related to discontinued construction of production facilities(4)	(2,875)	3,283	(25,068)	—	—	(24,660)
New product launch issue(5)	—	(11,998)	—	—	—	(11,998)
Non-controlling interests	—	—	(323)	—	—	(323)
EBITDA	6,748	(3,983)	(31,077)	(107,874)	—	(136,186)
Finance income	—	—	—	—	—	57,758
Finance expenses	—	—	—	—	—	(70,179)
Depreciation and amortization	—	—	—	—	—	(49,966)
Loss before tax	—	—	—	—	—	(198,573)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2025 and 2024 refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates primarily to severance costs as the Group adjusts its organizational structure.
(2)
Relates to costs for the strategic review of the Greater China segment, mainly consisting of cost for external consultants.
(3)
Relates to costs for the closure of the Group’s production facility in Singapore.
(4)
Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas, and non-cash impairments related to discontinued construction of the Group’s second production facility in China (Asia III).
(5)
Expenses related to a new product launch issue.

B. Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity, Convertible Notes and Nordic Bonds, and from borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, make capital expenditures, invest in our organizational capabilities to support profitable growth and for general corporate purposes. We are using this combination of financing to fund our business. We expect our capital expenditures for 2026 to be in the range of $20 million to $30 million, related primarily to investments in our production facilities. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months. See the Risk Factor entitled “A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations” under Part I, Item 3.D of this Annual Report on Form 20-F.

Our primary sources of liquidity are cash and cash equivalents on hand and availability under our credit facilities. As of December 31, 2025, we had cash and cash equivalents of $64.3 million. Our cash and cash equivalents consist of cash in bank accounts.

In addition to the above, we had access to $78.5 million in undrawn SSRCF commitments as of December 31, 2025.

CMB Credit Facility and Super Senior Revolving Credit Facility Agreement (SSRCF)

On March 19, 2025, the Group’s indirect subsidiary Oatly Shanghai Co., Ltd. entered into a new RMB 30.0 million (equivalent of $4.2 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender’s approval and are available for one year, are unsecured, and include creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of December 31, 2025, we had utilized loan amounts of RMB 20.0 million (equivalent of $2.8 million) under the CMB Credit Facility.

On September 30, 2025, we entered into a SEK 750 million (equivalent to $79.8 million) super senior revolving credit facility agreement with JP Morgan, Nordea and Rabobank (the “SSRCF”), which came into effect on October 3, 2025. The existing Sustainable Revolving Credit Facility Agreement (the “SRCF”) was cancelled, terminated and replaced by the SSRCF. The SSRCF has a committed tenor of two years and six months, with an uncommitted option to extend by an additional 15 months, and an initial margin of 4.00% p.a. (subject to leverage-based adjustments). Furthermore, it includes the following financial covenants: (i) tangible solvency ratio, (ii) minimum EBITDA (which ceases to apply following the third quarter of 2027), (iii) minimum liquidity (which ceases to apply following the third quarter of 2027), and (iv) total net leverage ratio (which commences to apply in respect of the LTM period ending on September 30, 2027). Moreover, the terms and conditions of the SSRCF contain certain negative covenants such as restrictions on dividends, indebtedness, liens, investments, acquisitions and asset disposals. Subject to certain exceptions, the payment of dividends by the Company generally requires that the total net leverage ratio of the Group is equal to or less than 3.50:1 (pro forma for the payment). The SSRCF is sustainability-linked and the margin is subject to certain adjustments based on performance against three key performance indicators: (i) reduction of greenhouse gas emissions in production, (ii) reduction of water withdrawal in production and (iii) increase of percentage of women in team manager positions. As of December 31, 2025, we had access to $78.5 million in undrawn SSRCF commitments.

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

Certain of our existing shareholders, Nativus Company Limited, Verlinvest S.A. (“Verlinvest”) and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

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

On February 18, 2025, we completed a ratio change whereby the ratio of our ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). As a result of the ADS Ratio Change, the conversion price of the U.S. Notes was proportionately adjusted from $1.81 to $36.20. The conversion price of the U.S. Notes was reset again on March 23, 2025, to $27.20.

Because the Swedish Notes are convertible into ordinary shares rather than ADSs, the ADS Ratio Change did not affect the conversion price and conversion rate of the Swedish Notes. In order to ensure that the holders of the Swedish Notes remain in the same economic position as before the ADS Ratio Change and to preserve economic equivalency of the Swedish Notes with the U.S. Notes and the HH Notes, we, in accordance with the terms and conditions of the Swedish Notes (the “Swedish Terms”), will interpret the definition of “Daily VWAP” therein to assume the trading price of 1/20 of an ADS. The conversion price of the Swedish Notes was reset again on March 23, 2025, to $1.36.

We may require conversion of the Convertible Notes if the last reported sale price of our ADSs equals or exceeds 200% of the applicable conversion price (in the case of the Swedish Notes, the definition of “Last Reported Sale Price” is interpreted to equal 1/20 of an ADS) on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, we, Oatly AB, Oatly Inc. and other parties entered into an intercreditor agreement (the “Prior Intercreditor Agreement”) which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affects the Convertible Notes. On September 30, 2025, the parties to the Prior Intercreditor Agreement entered into the New Intercreditor Agreement which replaced the Prior Intercreditor Agreement. The New Intercreditor Agreement contains substantially similar ranking, enforcement and turnover provisions as the Prior Intercreditor Agreement in relation to the Convertible Notes.

On May 9, 2023, we entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of our ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. The conversion price of the HH Notes was reset again on March 23, 2025, to $28.20.

In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of our shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the New Intercreditor Agreement.

The terms of the Convertible Notes contain covenants limiting our ability to incur additional debt other than certain debt permitted under the original form of the terms and conditions of the Nordic Bonds, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the terms of the applicable Convertible Notes).

On October 3, 2025, we completed a series of privately negotiated repurchases and cancellations of an aggregate amount of $42.9 million U.S. Notes in exchange for $24.6 million in cash and 898,134 ADSs.

Nordic Bonds

On September 30, 2025, we issued SEK denominated senior secured floating rate bonds (the “Nordic Bonds”) under the terms and conditions entered into by us with Nordic Trustee & Agency AB (publ) on September 29, 2025. The Nordic Bonds have an initial issue amount of SEK 1,700 million (equivalent of $180.9 million) and a tenor of four years, subject to certain early redemption features. Following the satisfaction of certain conditions, the proceeds from the Nordic Bonds were released to us from escrow on October 3, 2025, and used to prepay the TLB Credit Agreement in full, repurchase and cancel certain of the U.S. Notes and pay related transaction costs. The Nordic Bonds accrue interest at an interest rate equal to 3-month STIBOR plus 7.00 per cent. per annum applied to the nominal amount of the Nordic Bonds. The material terms of the Nordic Bonds include, among other things, (i) a mandatory total redemption of the Nordic Bonds on or before June 14, 2028 unless certain thresholds in respect of repurchase of Convertible Notes have been meet prior to March 14, 2028, (ii) a requirement to maintain cash and cash equivalent investments equal to the interest payable under the Nordic Bonds for the next three interest periods, (iii) a debt incurrence test which applies in respect of any subsequent tap issues under the terms of the Nordic Bonds or other indebtedness which ranks pari passu with the Nordic Bonds or is subordinated to the Nordic Bonds, and (iv) a distribution incurrence test (total net leverage ratio of the Group shall be equal to or less than 2.75:1, pro forma for the payment) which applies in respect of certain distributions by us to our shareholders, including dividends, and (v) other negative covenants such as restrictions on indebtedness, liens and asset disposals. . As of December 31, 2025, we had SEK 1,716 million (equivalent of $187.1 million) outstanding under the Nordic Bonds, including accrued interest.

The debt under the Nordic Bonds and the SSRCF share in the same security and guarantees from material companies in the Group by way of an intercreditor agreement entered into by us on September 30, 2025 (the “New Intercreditor Agreement”), which replaced the Prior Intercreditor Agreement. The security provided for the SSRCF and the Nordic Bonds include share pledges, security over material intra-group loans, security over material bank accounts, security over material intellectual property, New York law all-asset security, English law debentures, Swedish business mortgages and Swedish real estate mortgage.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Year Ended December 31,
(in thousands of U.S. dollars)	2025	2024
Net cash flows used in operating activities	(23,723)	(114,428)
Net cash flows used in investing activities	(15,544)	(9,251)
Cash flows from/(used in) financing activities	1,184	(27,288)

Net Cash used in Operating Activities

Net cash flows used in operating activities improved by $90.7 million to $23.7 million for the year ended December 31, 2025 from $114.4 million for the year ended December 31, 2024, which was primarily driven by improved operating results and improvements in net working capital. In addition, for the year ended December 31, 2024, there was a cash outflow of $29.7 million related to discontinued construction of the Group’s production facilities in Peterborough, UK and Dallas-Fort Worth, Texas, and a cash outflow of $9.3 million related to the settlement of U.S. securities class action litigation.

Net Cash used in Investing Activities

Net cash flows used in investing activities increased by $6.3 million to $15.5 million for the year ended December 31, 2025 from $9.3 million for the year ended December 31, 2024. The higher outflow in 2025 was primarily explained by an inflow of $31.2 million in net proceeds from sale of property, plant and equipment in 2024, offset by decreased capital expenditure of $15.3 million compared to $41.2 million in the prior year period.

Net Cash from/(used in) Financing Activities

Net cash flows from/(used in) financing activities improved by $28.5 million to an inflow of $1.2 million for the year ended December 31, 2025 from an outflow of $27.3 million for the year ended December 31, 2024, which was primarily due to the amendments in the financing arrangements during 2025. For more detail on the financing activities, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” above.

Contractual Obligations and Commitments

For information regarding our contractual commitments and contingencies, see Note 32 “Commitments and Contingencies” to our consolidated financial statements included elsewhere in this Annual Report.

C. Research and Development, Patents and Licenses, etc.

For a description of the Company’s research and development policies, see Item 4.B. “Information on the Company—Business Overview” and discussions elsewhere in this Item 5. “Operating and Financial Review and Prospects”.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

See Note 4 “Significant accounting judgments, estimates and assessments” to our consolidated financial statements, included elsewhere in this Annual Report, for a summary of our significant accounting policies, estimates and judgments.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Jean-Christophe Flatin	57	Chief Executive Officer
Marie-José David	54	Chief Financial Officer
Daniel Ordoñez	57	Global President & Chief Operating Officer
Board Members
Eric Melloul	57	Board Member (Chairperson)
Benjamin Black	37	Board Member
Martin Brok	59	Board Member
Gregory Christenson	58	Board Member
Lillis Härd	55	Board Member
Hannah Jones	58	Board Member
Wenjie Ma	40	Board Member
Frances Rathke	65	Board Member
Rholane Shiburi	38	Board Member
Li Wang	43	Board Member
Yawen Wu	43	Board Member

Unless otherwise indicated, the current business addresses for our executive officers and the members of our Board of Directors is c/o Oatly Group AB, Ångfärjekajen 8, 211 19 Malmö, Sweden.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Jean-Christophe Flatin has served as our Chief Executive Officer since June 2023, and prior to that he served as our Global President from June 2022 to June 2023. He has also served as a member of the board of directors of Hubcycle since January 2026. Prior to joining the Company, Mr. Flatin served as President of Innovation, Science, Technology and Mars Edge at Mars from September 2018 to June 2022. In total, he has more than 30 years of experience at Mars, Incorporated. Mr. Flatin holds a Master in Management from ESPC Europe.

Marie-Jose David has served as our Chief Financial Officer since October 2023. Prior to joining the Company, Ms. David served as Chief Financial Officer at Mars Veterinary Health International & Diagnostics from September 2020 to July 2023, as Chief Financial Officer Americas at Pandora from February 2019 to June 2020 and as Vice President, Finance for a professional product division at L’Oreal USA from August 2012 to January 2019. Ms. David holds a Bachelor in Economics and Management and a Master in Finance from University Pantheon Assas (PARIS II).

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

Eric Melloul is the Chairperson of our Board of Directors and he has served as a member of our Board of Directors since November 2016. He has also served as a member of the board of directors of Vita Coco since January 2010. Mr. Melloul served as a member of the board of directors of Hint from August 2011 to April 2025, a member of the board of directors of Mutti from September 2016 to September 2024 and a member of the board of directors of Frichti from January 2019 to January 2022. He was a Senior Advisor to Verlinvest from March 2024 to June 2025 and he was a Managing Director at Verlinvest from August 2008 to March 2024. Mr. Melloul holds a Master of Public

Administration from the Kennedy School at Harvard University and a Post Graduate Diploma from the London School of Economics and Political Science.

Benjamin Black has served as a member of our Board of Directors since July 2025. He currently also serves as a member of the Executive Leadership team of Verlinvest and sits on Verlinvest’s Investment Committee and Management Committee as well as the Investment Committee of Verlinvest’s Venture arm, V3 Ventures. Mr. Black joined Verlinvest in early 2016 after a career in corporate finance and he is responsible for Verlinvest’s global FMCG practice, London office and European Growth investment activities. He has also served as a member of the Supervisory Board of Tony’s Chocolonely since March 2020, as a Board Observer of Who Gives A Crap since September 2021 and as the chairperson of the board of directors of The Climbing Hangar since October 2024. Mr. Black served as a member of the board of directors of Genius Foods from March 2019 to June 2022. He holds a first class BA degree in History from King’s College London.

Martin Brok has served as a member of our Board of Directors since May 2023. He currently also serves as a member of the board of directors of Ulta Beauty Inc. since September 2025 and as a member of the board of directors of several private companies such as End Clothing, Poke House, Qorium and Revlon. Mr. Brok served as a member of the board of directors of Tous from July 2023 to July 2025, as a member of the board of directors of Grupo Axo from October 2024 to September 2025, as a member of the board of directors of Self Esteem Brands from May 2015 to April 2024 and as a member of the board of directors of London First from December 2017 to April 2020. He served as Global President and Chief Executive Officer of Sephora from September 2020 to June 2022 and has more than 35 years of experience in senior roles at some of the world’s best-known brands, including Starbucks, Nike, Burger King Corporation and The Coca-Cola Company. Mr. Brok holds a Bachelor of Business Administration (Marketing) from Georgia State University’s Robinson School of Business and he has attended the Program for Management Development at Harvard Business School.

Gregory Christenson has served as a member of our Board of Directors since May 2024. He currently also serves as a member of the board of directors of Chemical Guys since October 2024. Mr. Christenson served as a member of the board of directors of Stryve Foods from July 2021 to September 2024 and as a member of the board of directors of Anchor Media Services from March 2019 to October 2025. He served as Chief Financial Officer at Tropicana Brands Group from January 2025 to February 2026 and as Chief Financial Officer at Champion Petfood from July 2019 to July 2023. Mr. Christenson holds a Bachelor of Science (Accounting) from Providence College and a Master of Business Administration (Finance) from Northeastern University.

Lillis Härd has served as a member of our Board of Directors since February 2023. Mr. Härd has been an employee of Oatly since June 2019 and currently serves as an employee representative on Oatly’s Board of Directors in accordance with Swedish law.

Hannah Jones has served as a member of our Board of Directors since April 2021. She was the Chief Executive Officer of Earthshot Prize from June 2021 to April 2025 and the President of Nike Innovation Labs and the Chief Sustainability Officer of Nike from June 1998 to June 2021. Ms. Jones has won numerous awards, including C.K. Prahalad Award of Global Business Sustainability Leadership in 2013 and Fast Company #8 Most Creative People Award in 2010. She holds a Bachelor of Arts (Philosophy and French) from the University of Sussex.

Wenjie Ma has served as a member of our Board of Directors since July 2025. He currently also serves as the Chief Financial Officer of China Resources Enterprise Limited since April 2025. Mr. Ma joined China Resources in 2010 where he served as the Deputy General Manager in the Finance Department from February 2019 to April 2025. He served as a member of the board of directors of China Resources Microelectronics Limited from April 2019 to September 2021 and as a member of the board of directors of CR Verlinvest Health Investment Limited from April 2019 to December 2022. Mr. Ma has extensive experience in auditing and financial management and is a chartered financial analyst and certified public accountant. He holds a Master in International Relations from the University of Hong Kong.

Frances Rathke has served as a member of our Board of Directors since May 2021. She has also served as a member of the board of directors of John Hancock Investment Management since September 2020, a member of the board of directors of Planet Fitness since August 2016, a member of the board of directors of Northern New England Energy Corporation since April 2016, a member of the board of directors of Flynn Center for Performing Arts since

April 2016 and a member of the board of directors of Green Mountain Power Corporation since January 2016. Ms. Rathke was Chief Financial Officer and Treasurer at Keurig Green Mountain, Inc. from October 2003 to August 2015. She holds a Bachelor of Science in Accounting and Business Administration from the University of Vermont and previously was a certified public accountant.

Rholane Shiburi has served as a member of our Board of Directors since September 2025. Mr. Shiburi has been an employee of Oatly since June 2022 and currently serves as an employee representative on Oatly’s Board of Directors in accordance with Swedish law.

Li Wang has served as a member of our Board of Directors since February 2026. He has served as the General Manager of the Operations Management Department of China Resources Enterprise, Limited since May 2025. Mr. Wang currently also serves as a member of the board of directors of several private companies such as CR Verlinvest Health Investment Limited, City Super (BVI) Limited and Shenzhou Space Biotechnology Group. Mr. Wang holds a Bachelor of Transportation engineering (Logistics) from the Beijing Jiaotong University and a Master of Management Science and Engineering from Technology Zhengce and Management Science Research Institute, Chinese Academy of Sciences.

Yawen Wu has served as a member of our Board of Directors since January 2021. She has served as Deputy General Manager of the Investment Development Department at China Resources Enterprise since October 2025 and as CEO at CR Verlinvest Health Investment Limited since September 2019. Ms. Wu currently also serves as a member of the board of directors of Comvita Limited since September 2021 and as a member of the board of directors in several private companies such as Nativus Company Ltd and Shanghai Red Sun Enterprise Management Co., Ltd. She holds a Bachelor of Media & Society from the University of Westminster and a Master of Science (International Finance) from the University of Nottingham.

Appointment Rights

Pursuant to our articles of association and nominating, corporate governance and sustainability committee charter, certain of our shareholders have rights to appoint members of our Board of Directors. Pursuant to our articles of association, so long as Verlinvest S.A. (“Verlinvest”) and China Resources (Holdings) Company Limited (“CR Holdings”), directly or indirectly, hold at least 5%, 10% or 15% of the total number of our outstanding ordinary shares, respectively, then each of Verlinvest and China Resources has the right to appoint one, two or three board members, respectively, subject to Swedish law. Pursuant to our nominating, corporate governance and sustainability committee charter, provided that Verlinvest or CR Holdings, directly or indirectly, owns more than 10% of our total outstanding ordinary shares, Verlinvest or China Resources shall appoint one director to the nominating, corporate governance and sustainability committee, respectively. Further, pursuant to our nominating, corporate governance and sustainability charter, provided that Verlinvest and CR Holdings, directly or indirectly, own more than 15% of our outstanding ordinary shares, if the percentage of directors of the Board of Directors appointed by each of Verlinvest or China Resources (or their respective designated persons), respectively, is less than their respective percentage ownership of our total outstanding ordinary shares (which disregards any increase in shareholding through purchases in the open market or through a private placement), one independent director shall be proposed by Verlinvest and China Resources through their respective nominating, corporate governance and sustainability committee members, to the extent permitted under Swedish law. The calculation of the ownership percentages described in this paragraph shall exclude any unvested or unexercised equity incentive awards, which are not entitled to voting.

Our currently serving directors were nominated as follows:

•
Wenjie Ma, Li Wang and Yawen Wu were nominated by China Resources; and
•
Benjamin Black, Hannah Jones and Eric Melloul were nominated by Verlinvest.

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our Board of Directors for services in all capacities to us or our subsidiaries for the year ended December 31, 2025, as well as the amount we contributed to retirement benefit plans for our executive officers and members of our Board of Directors.

Executive Officer, Non-Executive Director and Key Management Compensation

The compensation for our key management personnel is comprised of the following elements: base salary, bonus, share-based awards, statutory and contractual health and welfare benefits and statutory and contractual pension contributions. During the year ended December 31, 2025, the aggregate compensation accrued or paid to our key management personnel as a group (7 individuals excluding our Chief Executive Officer and Board of Directors) was base pay of $3.6 million, variable pay of $1.5 million, pension costs of $0.3 million, and other remuneration of $1.0 million, of which $0.6 million relates to severance pay. We also recognized share-based compensation expense of $4.3 million for the year ended December 31, 2025, related to stock options and RSUs granted in, 2022, 2023, 2024 and 2025. The amount represents the expense recognized, which in accordance with IFRS 2, is based on the grant date fair value. Our non-executive directors are paid board fees in connection with their service.

Our Chief Executive Officer and non-executive directors received the following compensation, accrued or paid, for the year ended December 31, 2025 (in USD):

	Year ended December 31, 2025
	Base salary/board fee	Variable remuneration(1)	Other remuneration(2)	Pension costs	Share-based compensation expense(3)		Total
Chief Executive Officer
Jean-Christophe Flatin	900,690	501,864	16,489	78,168	1,762,984	(4)	3,260,195
Board members
Eric Melloul	67,836	—	—	—	76,404	(5)	144,240
Benjamin Black(7)	28,301	—	—	—	—		28,301
Martin Brok	82,500	—	—	—	76,404	(5)	158,904
Gregory Christenson	70,000	—	—	—	76,404	(5)	146,404
Ann Chung(8)	66,630	—	—	—	—		66,630
Bernard Hours(9)	33,370	—	—	—	57,534	(6)	90,904
Hannah Jones	82,500	—	—	—	76,404	(5)	158,904
Nan Li(7)	31,068	—	—	—	—		31,068
Wenjie Ma(7)	26,630	—	—	—	—		26,630
Frances Rathke	82,500	—	—	—	76,404	(5)	158,904
Lai Shu Tuen-Muk(9)	38,932	—	—	—	—		38,932
Xin Wang(9)	33,370	—	—	—	—		33,370
Yawen Wu	70,000	—	—	—	—		70,000
Employee representatives
Lillis Härd	2,576	—	—	—	—		2,576
Rholane Shiburi(10)	677	—	—	—	—		677
Total	1,617,580	501,864	16,489	78,168	2,202,538		4,416,639

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
(4)
Represents stock options and RSUs granted in 2022, 2023, 2024 and 2025.
(5)
Represents RSUs granted in 2024 and 2025.
(6)
Represents RSUs granted in 2024.
(7)
Mr. Black, Mr. Li and Mr. Ma joined the Board of Directors effective July 22, 2025.
(8)
Ms. Chung stepped down from the Board of Directors effective October 31, 2025.

(9)
Mr. Hours, Mr Tuen-Muk and Mr. Wang stepped down from the Board of Directors effective July 22, 2025.
(10)
Mr. Shiburi joined the Board of Directors effective September 26, 2025.

Mr. Flatin was granted stock options to purchase 845,937 ordinary shares with an exercise price of $4.13 per ordinary share and 5,493 RSUs in 2022, stock options to purchase 1,626,570 ordinary shares with an exercise price of $1.76 per ordinary share and 10,578 RSUs in 2023, stock options to purchase 1,471,698 ordinary shares with an exercise price of $1.06 per ordinary share and 49,056 RSUs in 2024, and 95,869 RSUs in 2025. One-third of Mr. Flatin’s stock options vest annually on the first, second and third anniversary after each respective grant date, and the expiration date for each vested tranche of stock options is five years after the relevant vesting date.

On June 18, 2024, pursuant to the resolutions of the Remuneration Committee, the Board of Directors and the shareholders of the Company, certain senior key employees were offered the opportunity to exchange outstanding unexercised stock options for a smaller number of RSUs. The exchange was completed on June 28, 2024, and Mr. Flatin was granted 11,712 RSUs in exchange for stock options that entitled him to purchase 845,937 ordinary shares. These 11,712 RSUs vest in equal installments over two years on the annual vesting dates falling after the grant date. For further information, refer to Note 8 “Share-based compensation” in the Notes to the Consolidated Financial Statements contained elsewhere in this Annual Report.

Mr. Brok, Mr. Christenson, Mr. Hours, Ms. Jones, Mr. Melloul and Ms. Rathke were each granted 2,886 RSUs in 2025. The RSUs granted to these non-executive directors vest in full on the date of the next annual general meeting of shareholders following the grant date, subject to continued service through the date of such annual general meeting. The RSUs granted to Mr. Hours were cancelled during 2025 due to Mr. Hours’ resignation from the Board of Directors effective July 22, 2025.

For share-based compensation information for the year ended December 31, 2025, for our executive officers and non-executive directors, see “2021 Incentive Award Plan” below and Note 8 “Share-based compensation” in the Notes to the Consolidated Financial Statements contained elsewhere in this Annual Report.

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

Incentive Programs

2021 Incentive Award Plan

In connection with our IPO, we adopted a new incentive award program, the 2021 Incentive Award Plan (as amended, the “2021 Plan”), which became effective on May 6, 2021 (the “effective date”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below.

Share Reserve

Under the 2021 Plan, 69,496,515 ordinary shares are reserved for grants pursuant to a variety of share-based compensation awards, including stock options, share appreciation rights (“SARs”), RSUs, performance bonus awards, performance share unit awards, dividend equivalents, other share-based awards, and other cash-based awards; provided, however, that no more than 69,496,515 ordinary shares may be issued upon the exercise of incentive stock options. “Share” means, as determined by the administrator, (i) one ordinary share, (ii) a number or fraction of ADS representing ordinary shares or (iii) a warrant entitling the holder to the subscription of one ordinary share against the (at the time) quota value of such ordinary share.

In 2025, we granted no stock options that entitled the holders to purchase Shares. In 2024, 2023, 2022 and 2021, we granted stock options to certain of our employees, directors and full-time consultants, that entitled the holders to purchase 9,261,299, 11,111,723, 9,651,313 and 7,002,430 Shares, respectively, of which stock options that entitled the holders to purchase 5,530,577, 7,941,720, 7,113,813 and 5,750,002 Shares, respectively, were granted to members of key management, including our executive officers. The weighted-average ADS price for the granted stock options in 2024, 2023, 2022 and 2021 was $20.80, $35.00, $69.00 and $337.20, respectively.

In 2025, we granted 1,330,234 RSUs (2024: 466,690, 2023: 273,972, 2022: 401,244, 2021: 91,638), based on a weighted-average ADS price of $11.10 per ADS (2024: $21.00, 2023: $35.00, 2022: $61.40, 2021: $295.60) to certain of our employees, directors and full-time consultants, of which 352,857 RSUs were granted to members of key management, including our executive officers and certain of our directors (2024: 205,532, 2023: 64,087, 2022: 42,075, 2021: 2,058).

On June 18, 2024, pursuant to the resolutions of the Remuneration Committee, the Board of Directors and the shareholders of the Company, certain senior key employees were offered the opportunity to exchange outstanding unexercised stock options for a smaller number of RSUs. The exchange was completed on June 28, 2024, with a total of 212,862 new RSUs granted, of which 165,172 RSUs were granted to members of key management, including our executive officers, in exchange for stock options that entitled them to purchase 12,189,782 Shares. Such new RSUs vest in equal installments over two years on the annual vesting dates falling after the grant date. For further information, refer to Note 8 “Share-based compensation” in the Notes to the Consolidated Financial Statements contained elsewhere in this Annual Report.

Except for the exchange RSUs outlined above, all stock options and RSUs vest in equal installments over three years from the date of grant for our executive officers, and all RSUs granted to our directors vest in full on the date of the next annual general meeting of shareholders following the grant date, subject to the terms and conditions of the 2021 Plan.

Administration

Administration of the 2021 Plan rests with the Board of Directors, to the extent it has not been delegated to the Remuneration Committee.

Eligibility

Stock options, SARs, RSUs and all other share-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards may also be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options.

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

Insurance and Indemnification

We have entered into an indemnification agreement with each of our directors, executive officers, and certain other employees. The indemnification agreements require us to indemnify our directors and executive officers to the fullest extent permitted by Swedish law.

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

C. Board Practices

Composition of our Board of Directors

Our Board of Directors currently consists of eleven members (including two employee representatives). Our Board of Directors has determined that Benjamin Black, Martin Brok, Gregory Christenson, Hannah Jones, Wenjie Ma, Eric Melloul, Frances Rathke, Li Wang and Yawen Wu do not have a relationship that would interfere with the exercise of independent judgment in carrying out a director’s responsibilities and that each of these directors is “independent” as that term is defined under the rules of the Nasdaq Stock Market LLC (“Nasdaq”). There are no family relationships among any of our directors or executive officers.

Board of Directors

Powers of the Directors

Our Board of Directors directs our policy and supervises the performance of our Chief Executive Officer and his actions. Our Board of Directors may exercise all powers that are not required under the Swedish Companies Act or under our articles of association to be exercised or taken by our shareholders.

Number of Directors

Our articles of association provide that our Board of Directors shall consist of three to thirteen members with no more than five deputy board members. Our Board of Directors currently has eleven members (including two employee representatives) and two deputy board members (including two deputy employee representatives). Members shall serve for a term ending on the date of the third annual general meeting following the annual general meeting at which such member was appointed, provided that the term of each member of the Board of Directors shall continue until the election of his or her successor and be subject to his or her earlier death, resignation or removal.

For information as to shareholder appointment rights, see Item 6.A. “Directors, Senior Management and Employees—Directors and Senior Management—Appointment Rights”.

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

Audit Committee Role

The Company’s audit committee (the “Audit Committee”), which consists of Gregory Christenson, Eric Melloul and Frances Rathke, assists the Board of Directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Frances Rathke serves as Chairperson of the Audit Committee. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our Board of Directors has determined that Frances Rathke is an “audit committee financial expert” as defined by the SEC rules. Our Board of Directors has determined that each of Gregory Christenson, Eric Melloul and Frances Rathke are “independent” as such term is defined under the Nasdaq Rules and under Rule 10A-3(b)(1) under the Exchange Act. The Audit Committee is governed by a charter that complies with the Nasdaq Rules.

The Audit Committee is responsible for:

•
making recommendations to the Board of Directors (as permitted pursuant to the applicable instructions under Rule 10A-3 under the Exchange Act) regarding the appointment of the independent auditor;
•
making recommendations to the Board of Directors regarding compensation, retention and oversight of the work of the independent auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
•
pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•
evaluating the independent auditor’s qualifications, performance and independence;
•
reviewing and discussing our annual audited financial statements and quarterly financial statements with the Board of Directors, the independent auditor and our management prior to the filing of the respective annual and quarterly reports and the public disclosure of our quarterly earnings releases;
•
coordinating the Board of Directors’ oversight of the Company’s internal control over financial reporting and code of conduct;
•
establishing and reviewing policies and procedures for the Company’s statutory sustainability reporting and overseeing the management of the Company’s statutory sustainability reporting;
•
reviewing the Company’s policies with respect to risk assessment and risk management and overseeing management of the Company’s enterprise risk, including financial and cybersecurity risks;
•
overseeing the use and implementation of artificial intelligence technology by the Company;
•
reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and
•
approving or ratifying any related party transactions (as defined in our Related Party Transaction Policy) in accordance with our Related Party Transaction Policy.

The Audit Committee meets as often as one or more members of the Audit Committee deem necessary, but in any event meets at least four times per year. The Audit Committee meets at least once per year with our independent accountant, without our executive officers being present.

Remuneration Committee

The Remuneration Committee, which consists of Martin Brok, Eric Melloul and Yawen Wu, assists the Board of Directors in determining executive officer compensation. Martin Brok serves as Chairperson of the Remuneration Committee. Our Board of Directors has determined that each member of our Remuneration Committee is independent under Nasdaq Rules, including the additional independence requirements applicable to the members of a Remuneration Committee.

The Remuneration Committee is responsible for:

•
setting the overall philosophy, strategy and policies for compensation of the Company’s directors and executive officers;
•
reviewing and making recommendations to the Board of Directors regarding director compensation, subject to any applicable shareholder approval requirements pursuant to Swedish law;
•
reviewing and approving, or recommending for approval by the Board of Directors, the compensation payable to the Company’s Chief Executive Officer and the Company’s other executive officers;
•
reviewing and making recommendations to the Board of Directors regarding the Company’s incentive compensation and equity-based plans and arrangements;
•
overseeing the annual evaluations of the Company’s executive officers;
•
overseeing the succession planning process for the Company’s executive officers; and
•
reviewing and approving any revisions to the Company’s incentive compensation recovery policy allowing the Company to recoup compensation paid to executive officers and other employees.

Nominating, Corporate Governance and Sustainability Committee

The Company’s nominating, corporate governance and sustainability committee (the “Nominating, Corporate Governance and Sustainability Committee”), which consists of Benjamin Black, Hannah Jones and Li Wang, assists our Board of Directors in identifying individuals qualified to become members of the Board of Directors and overseeing the Company’s efforts with regard to environmental, social and governance matters. Hannah Jones serves as Chairperson of the Nominating, Corporate Governance and Sustainability Committee.

The Nominating, Corporate Governance and Sustainability Committee is responsible for:

•
reviewing the Board of Director composition and Board of Director committee structure and recommending to the Board of Directors for its approval directors to serve as members of each committee;
•
stewarding the process for identifying and evaluating individuals qualified to become members of the Board of Directors, establishing procedures for the nomination process and recommending the nominees for election at the Company’s annual general meeting;
•
developing and maintaining a set of director succession principles and guidelines;
•
overseeing the Company’s efforts with regard to environmental, social and governance matters;
•
overseeing the Company’s policies, programs and strategies related to sustainability, environmental stewardship, responsible investments, corporate citizenship, human rights, human capital management and other social and public matters of significance to the Company;
•
developing and recommending to the Board of Directors the Company’s Corporate Governance Guidelines; and

•
overseeing the annual self-evaluations of the Board of Directors and monitoring risks associated with the continued independence of directors and potential conflicts of interest.

D. Employees

As of December 31, 2025 and 2024, we had 1,388 and 1,482 employees, respectively. The Company also employs consultants. In 2025 and 2024, we had 84 and 80 full-time consultants on average, respectively.

The table below sets out the number of employees by geography:

Geography	As of December 31, 2025	As of December 31, 2024
Europe & International(1)	890	919
North America	183	217
Greater China(2)	315	346
Total	1,388	1,482
(1)
The majority of our Europe & International employees are located in Sweden.
(2)
Greater China employees primarily based in China and Hong Kong.

The table below sets out the number of employees by category of activity:

Department	As of December 31, 2025	As of December 31, 2024
Production, supply chain and operations	532	576
Sales	330	322
Finance	137	130
Marketing and branding	108	113
Innovation management and research and development	93	102
Other(1)	188	239
Total	1,388	1,482
(1)
“Other” includes Corporate Management, IT, HR and Sustainability & Internal Communication.

In line with industry standards in the country of employment, our employees maintain a range of relationships with union groups.

We have not previously experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders”. For information as to our equity incentive plans, see Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Programs”.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 11, 2026, by:

•
each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
•
each of our executive officers and our Board of Directors; and
•
all of our executive officers and our Board of Directors as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the person has sole or shared voting power or investment power as well as any ordinary shares that the person has the right to acquire within 60 days of March 11, 2026, through the exercise of any option, RSU and warrant or other right. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. The percentage of shares beneficially owned is based on 624,500,001 ordinary shares outstanding as of February 28, 2026.

Unless otherwise indicated below, the address for each beneficial owner listed is Oatly Group AB, Ångfärjekajen 8, 211 19 Malmö, Sweden.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions”.

Name of beneficial owner	Number	%
5% or Greater Shareholders
Nativus Company Limited(1)	284,253,953	44.6%
Platin S.a.r.l.(2)	63,984,219	10.1%
Blackstone Funds(3)	59,877,869	9.3%
Hillhouse Investment Management Ltd.(4)	46,965,695	7.0%
Executive Officers and Board Members
Jean-Christophe Flatin(5)	2,270,000	*
Marie-José David(6)	341,080	*
Daniel Ordoñez(7)	1,392,980	*
Eric Melloul(8)	190,617	*
Benjamin Black	53,880	*
Martin Brok(9)	1,021,300	*
Gregory Christenson(10)	282,060	*
Lillis Härd(11)	2,380	*
Hannah Jones(12)	186,080	*
Wenjie Ma	—	—
Frances Rathke(13)	186,080	*
Rholane Shiburi(14)	1,740	*
Li Wang	—	—
Yawen Wu	—	—
All executive officers and board members as a group (14 persons)(15)	5,928,197	*

* Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)
Consists of 271,763,953 ordinary shares and Convertible Notes convertible into a maximum of 12,490,000 ordinary shares within 60 days of March 11, 2026. Nativus Company Limited directly holds 271,763,953 ordinary shares of the Company. Nativus Company Limited also holds Convertible Notes of which a portion are convertible into an aggregate maximum of approximately 12,490,000 ordinary shares within 60 days of March 11, 2026. The remaining Convertible Notes owned by Nativus Company Limited are not convertible without giving more than 60 days’ notice to the Company. As a result, they are not included in the beneficial ownership information set forth herein. Nativus Company Limited is a wholly owned subsidiary of CR Verlinvest Health Investment Limited (“CRVV”), a limited company incorporated in Hong Kong and a joint venture that is 50% owned by Verlinvest S.A., a company incorporated in Belgium, and 50% owned by Blossom Key (Hong Kong) Holdings Limited, a limited company incorporated in Hong Kong. Each of Nativus Company Limited and CRVV have sole voting and dispositive power over 284,253,953 ordinary shares. Blossom Key (Hong Kong) Holdings Limited is a wholly owned subsidiary of CRH (CRE) Limited. CRH (CRE) Limited is a wholly owned subsidiary of China Resources (Holdings) Company Limited. CRC Bluesky Limited holds all the voting shares in China Resources (Holdings) Company Limited. CRC Bluesky Limited is a wholly owned subsidiary of China Resources Inc. China Resources Company Limited holds substantially all the shares in China Resources Inc. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of the People’s Republic of China perform the duty of investor (as to 90.0222% and 9.9778%, respectively) of China Resources Company Limited on behalf of the State Council of the People’s Republic of China. Each of Blossom Key (Hong Kong) Holdings Limited, CRH (CRE) Limited, China Resources (Holdings) Company Limited, CRC Bluesky Limited, China Resources Inc., China Resources Company Limited and Verlinvest S.A. have shared voting and dispositive power over 284,253,953 ordinary shares. The address for Nativus Company Limited is 39/F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong and the address for CRVV is 39/F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong.
(2)
Based on a Schedule 13G/A filed on October 17, 2025, Platin S.a.r.l. (“Platin”) beneficial ownership in the Company consists of 55,400,000 ordinary shares in the form of 2,770,000 ADSs and 8,584,219 ordinary shares which would be received upon conversion of Convertible Notes within 60 days of March 11, 2026. Platin holds 55,400,000 ordinary shares of the Company in the form of 2,770,000 ADSs. Platin also holds Convertible Notes of which a portion are convertible into an aggregate maximum of approximately 8,584,219 ordinary shares within 60 days of March 11, 2026. Platin is a private limited liability company incorporated under the laws of Luxembourg and is majority owned and controlled by Olivier Goudet. Mr. Goudet may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with Platin the power to vote or dispose, or to direct the voting or disposition of the ordinary shares beneficially owned by Platin. Therefore, for the purpose of Rule 13d-3, each of Platin and Mr. Goudet may be deemed to be the beneficial owners of an aggregate of 63,984,219 ordinary shares. The address for Platin is 40 avenue Monterey, L-2163 Luxembourg.
(3)
Consists of 39,778,182 ordinary shares and 20,099,687 ordinary shares which would be received upon conversion of Convertible Notes within 60 days of March 11, 2026. The number of ordinary shares represents 39,402,666 ordinary shares directly held by BXG Redhawk S.à r.l. and 375,516 ordinary shares directly held by BXG SPV ESC (CYM) L.P. (together, the “Blackstone Funds”). Ordinary shares which may be received upon conversion of Convertible Notes within 60 days of March 11, 2026, represents 19,909,944 ordinary shares which would be received upon conversion of Convertible Notes held by BXG Redhawk S.à r.l. and 189,743 ordinary shares which would be received upon conversion of Convertible Notes held by BXG SPV ESC (CYM) L.P. BXG Redhawk S.à r.l. is controlled by BXG Redhawk Holdings (CYM) L.P., the general partner of which is BXG Holdings Manager L.L.C. Blackstone Growth Associates L.P. is the managing member of BXG Holdings Manager L.L.C and BXGA L.L.C. is the general partner of Blackstone Growth Associates L.P. Blackstone Holdings II L.P. is the managing member of BXGA L.L.C. The general partner of BXG SPV ESC (CYM) L.P. is BXG Side-by-Side GP L.L.C. Blackstone Holdings II L.P. is the sole member of BXG Side-by-Side GP L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than the Blackstone Funds to the extent of their direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.
(4)
Based on a Schedule 13G filed on May 15, 2025, Hillhouse Investment Management Ltd.’s (“Hillhouse”) beneficial ownership in the Company consists of 32,413,360 ordinary shares which would be received upon conversion of HH Notes held by Mars II Holdings Pte. Ltd. (“Mars II”) within 60 days of March 11, 2026, and 14,552,335 ordinary shares which would be received upon conversion of Swedish Notes held by Mars II within 60 days of March 11, 2026, representing an aggregate of 46,965,695 ordinary shares. Hillhouse does not directly hold any ordinary shares or ADSs of the Company. Hillhouse acts as the sole management company of Hillhouse Focused Fund Growth V, L.P. (the “Growth Fund”) and Hillhouse Climate Fund, L.P. (the “Climate Fund”). Mars II is indirectly equally owned by Growth Fund and Climate Fund. Hillhouse is deemed to be the beneficial owner of, and to control the voting power of, the ordinary shares issuable, and ordinary shares underlying ADSs issuable, upon conversion of the HH Notes and the Swedish Notes held by Mars II. The address for Hillhouse is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.
(5)
Represents 695,060 ordinary shares in the form of 34,753 ADSs and 78,747 stock options that will be exercisable into 1,574,940 ordinary shares within 60 days of March 11, 2026.
(6)
Represents 246,760 ordinary shares in the form of 12,338 ADSs and 4,716 stock options that will be exercisable into 94,320 ordinary shares within 60 days of March 11, 2026.
(7)
Represents 902,420 ordinary shares in the form of 45,121 ADSs and 24,528 stock options that will be exercisable into 490,560 ordinary shares within 60 days of March 11, 2026.
(8)
Represents 190,617 ordinary shares in the form of 6,603 ADSs and 58,557 ordinary shares.
(9)
Represents 1,021,300 ordinary shares in the form of 51,065 ADSs.
(10)
Represents 282,060 ordinary shares in the form of 14,103 ADSs.
(11)
Represents 2,380 ordinary shares in the form of 119 ADSs.
(12)
Represents 186,080 ordinary shares in the form of 9,304 ADSs.
(13)
Represents 186,080 ordinary shares in the form of 9,304 ADSs.
(14)
Represents 1,740 ordinary shares in the form of 87 ADSs.
(15)
Represents an aggregate of 5,869,300 ordinary shares in the form of 53,880 ordinary shares, 182,780 ADSs and 107,991 stock options that will be exercisable into 2,159,820 ordinary shares within 60 days of March 11, 2026.

According to the depositary, as of March 1, 2026, the Company had 15,073,115 ADSs outstanding and 19 registered holders of its ADSs with addresses in the United States. Approximately 97.8% of the Company’s outstanding ADSs were held by Cede & Co. as a nominee for the Depository Trust Company as of March 1, 2026. According to our registrar, as of December 30, 2025, there were six registered holders of our ordinary shares with addresses in the United States representing approximately 98.6% of our outstanding ordinary shares as of that date. Because some of the Company’s ADSs and ordinary shares are held through brokers or other nominees, the number of record holders of the Company’s ADSs or ordinary shares with addresses in the United States may be fewer than the number of beneficial owners of ADSs and ordinary shares in the United States.

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

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2025, unless otherwise specified below. For a description of our agreements with our executive officers and certain of our directors, see Item 6.B. “Directors, Senior Management and Employees—Compensation—Executive Officer Employment Arrangements”.

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

Distribution Arrangement

For the year ended December 31, 2024, Oatly expensed $1.2 million (2023: $1.1 million) pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a former member of our Board of Directors, was a 33% owner prior to divesting such ownership interest during the third quarter of 2024.

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

Related Party Transaction Policy

Our Board of Directors has adopted a written related party transaction policy to set forth the policies and procedures for the review and approval or ratification of related party transactions. Under our Related Party Transaction Policy, any related party transaction, including all relevant facts and circumstances, must be reviewed and approved or ratified by the Audit Committee. Such review shall assess whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third-party, the extent of the related party’s interest in the transaction and shall also take into account the conflicts of interest and/or corporate opportunity provisions of our organizational documents and Code of Conduct & Business Ethics Policy and, where the related party involves a director or director nominee, whether the related party transaction will impair the director or director nominee’s independence under the rules and regulations of the SEC and Nasdaq.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements”.

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described in Notes 32 “Commitments and contingencies” to our consolidated financial statements, which are included elsewhere in this Annual Report, we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

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

The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures, contractual restrictions and applicable provisions of our articles of association. For example, our SSRCF and Nordic Bonds contain limitations on our ability to pay dividends. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments.

In the year ended December 31, 2025, we did not declare or pay any dividends.

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

C. Material Contracts

The following are the material contracts, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

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
•
Nordic Bonds Terms and Conditions, dated September 29, 2025, by and among Oatly Group AB as Issuer and Nordic Trustee & Agency AB (publ) as Agent (see Exhibit 4.4 to this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Super Senior Revolving Credit Facility Agreement, dated September 30, 2025, by and among, amongst others, Oatly Group AB as Company, Oatly AB as Original Borrower, Coöperatieve Rabobank U.A., J.P. Morgan SE and Nordea Bank Abp, filial i Sverige as Original Lenders and Nordea Bank Abp, filial i

Sverige as Agent (see Exhibit 4.5 to this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Intercreditor Agreement, dated September 30, 2025, by and among, amongst others, Oatly Group AB, Oatly AB, Nordic Trustee & Agency AB (publ) as Original Bonds Agent, Nordea Bank Abp, filial i Sverige as Original SSRCF Agent, Nordic Trustee & Agency AB (publ) as Original Security Agent and U.S. Bank Trust Company, National Association as U.S. Unsecured Convertible Notes Trustee (see Exhibit 4.6 of this Annual Report). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
•
Convertible Note Repurchase Agreements, dated September 9, 2025, by and among Oatly Group AB and certain accredited investors (the “Selling Noteholders”) who held our U.S. Notes. The transactions contemplated by the Repurchase Agreements closed on October 3, 2025, and resulted in an aggregate amount of $42.9 million U.S. Notes being cancelled and no longer outstanding. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

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

Investments by Foreign Holders

Holders that are not tax resident in Sweden are normally not subject to Swedish taxation on the acquisition, ownership or disposition of ADSs. Holders may however be subject to taxation in its domicile. In case a non-Swedish tax resident company holds ADSs through a Swedish permanent establishment capital gains are subject to Swedish taxation in accordance with the rules for Swedish tax resident companies. Non-Swedish tax resident private individuals are according to a special rule subject to capital gains taxation in Sweden upon the disposal of ADSs in case the private individual has at any point during the calendar year in which the ADSs are disposed, or during the ten preceding years, been residing or permanently stayed in Sweden. The applicability of this rule is, however, in many cases, limited by tax treaties.

Dividends received by foreign investors may be subject to withholding tax at a rate of 30% in Sweden. The tax rate may be limited or reduced to nil under Swedish domestic rules, or under tax treaties that Sweden has entered with the state of residence of the holder.

Material United States Federal Income Tax Considerations

The following summary describes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below), and solely to the extent described below under the heading “U.S. Foreign Account Tax Compliance Act”, to persons other than U.S. Holders, of an investment in our ADSs. This summary applies only to U.S. Holders that hold the ADSs as capital assets within the meaning of Section 1221 of the Code that have acquired our ADSs and that have the U.S. dollar as their functional currency.

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
•
U.S. expatriates;
•
tax-exempt entities;
•
persons that own the ADSs as part of a “straddle”, “hedge”, “conversion transaction” or integrated transaction;
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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to “qualified dividend income”, provided that (i) the ADSs are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of the Convention Between the Government of Sweden and the Government of the United States of America For the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income of September 1, 1994 (as amended by any subsequent protocols) (the “Treaty”), (ii) certain holding period and at-risk requirements are met and (iii) the Company is not a PFIC (as discussed below) with respect to the relevant U.S. Holder for either the taxable year in which the dividend was paid or the preceding taxable year. In this regard, the ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as the ADSs are. However, based on existing guidance, it is not entirely clear whether any dividends a U.S. Holder receives with respect to the ordinary shares will be taxed as qualified dividend income based on trading of the ADSs, because the ordinary shares will not themselves be listed on a securities market in the United States for trading purposes (instead, the U.S. Holders will own ADSs). U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to distributions on the ordinary shares or ADSs in light of their particular circumstances.

Dividends on the ADSs generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld on any distributions on ADSs, if any, may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available to a U.S. Holder under the laws of Sweden or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against such U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against such holder’s U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to ADSs will generally constitute “passive category income”. The rules relating to the determination of the U.S. foreign tax credit are complex, and applicable U.S. Treasury regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021, further restrict the availability of any such credit based on the nature of the withholding tax imposed by the foreign jurisdiction. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable U.S. Treasury regulations.

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

Under the PFIC rules, if the Company was considered a PFIC at any time that a U.S. Holder holds ADSs, the Company would continue to be treated as a PFIC with respect to such investment unless (i) the Company ceases to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the composition of the income, assets and operations of the Company and its subsidiaries, the Company does not expect to be treated as a PFIC for the taxable year ended December 31, 2025. This is a factual determination, however, that depends on, among other things, the composition of the income, assets, and activities of the Company and its subsidiaries from time to time, and can only be made annually after the close of each taxable year. Moreover, the value of the Company’s assets for purposes of the PFIC determination may be determined by reference to the trading value of the ADSs, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to the Company’s determination in any particular year. Therefore, there can be no assurances that the Company will not be classified as a PFIC for the taxable year ended December 31, 2025, the current taxable year or for any past or future taxable year, and we have not obtained any legal opinion with respect to our PFIC status for our past, current or future taxable years.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk, liquidity risk and commodity price risk. For further discussion and sensitivity analysis of these risks, see Note 3 “Financial risk management” to our consolidated financial statements included elsewhere in this Annual Report.

Foreign Exchange Risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Primarily, we are exposed to currency risk in Group companies with SEK, USD and SGD as the functional currencies. The primary risks in these companies are SEK/USD, SEK/EUR, SEK/GBP, SEK/CNY, SEK/SGD, SEK/NOK, USD/SEK and SGD/CNY due to internal loans, internal accounts receivables and other receivables, internal trade payables and other liabilities, borrowings, short-term deposits and external sales and purchases (accounts receivables and trade payables). Internal loans that form part of the net investment in foreign operations (extended equity) are recognized in other comprehensive loss.

We monitor a forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies which have a net cash flow that is positive or negative, spot transactions and/or derivatives are used to manage the risk. We do not apply hedge accounting. As of December 31, 2025, we had currency derivatives of SEK 148.5 million for which the fair value was $0.1 million.

We are also exposed to currency risk when foreign subsidiaries with a functional currency other than USD are consolidated, primarily for EUR, SEK, GBP and CNY. Our policy is not to hedge the translation exposure related to net foreign assets to reduce translation risk in the consolidated financial statements.

See Note 3 “Financial risk management” to our consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis on foreign exchange risk.

Interest Rate Risk

We are primarily exposed to interest rate risk that arises from the Nordic Bonds (as defined in Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Nordic Bonds”) that carries an interest of STIBOR 3M. To manage part of the risk we have entered into an interest rate cap for a partial amount of SEK 850 million of the Nordic Bonds. The cap is 1.95% and has a maturity of 3 years (September 2028). The effect from increase in basis points is limited due to the cap that economically hedges the Nordic Bonds.

See Note 3 “Financial risk management” to our consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis on interest rate risk.

Credit Risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost. We manage financial counterparty credit risk on a group basis. The external financial counterparties must be high-quality international banks or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2025 were in the range from BBB to AA+.

Customer credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regard of exposure to specific industry sectors and/or regions. For the year ended December 31, 2025, one customer in the foodservice channel accounted for 6% of revenue.

Liquidity Risk

Liquidity risk is the risk of not being able to meet the short-term payment obligations due to insufficient funds. As of December 31, 2025, we held cash and cash equivalents of $64.3 million that were available for managing liquidity risk. Due to the dynamic nature of the underlying businesses, we maintain flexibility in funding by maintaining availability under committed credit lines.

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

Commodity Price Risk

We are exposed to risk related to the price and availability of ingredients. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices, and transport several of those raw materials from other countries. Currently, the main ingredient in our products is oat. We purchase oats from farmers in Sweden, Canada, the United Kingdom, the Baltic states, Australia and Finland through millers in Sweden, Finland, China, Canada, the United States and Belgium, so our supply may be particularly affected by any adverse events in these countries or any delays in transport between countries or regions. The prices of oats and other ingredients used, such as rapeseed oil, are subject to many factors beyond our control, including poor harvests due to adverse weather conditions, natural disasters and changes in world economic conditions, including as a result of any trade tensions or trade wars, for example, between the United States and China, the United States and Canada, the United States and Mexico and the United States and the EU, or news and rumors of a potential retaliatory tariffs. There is significant uncertainty about the imposition of tariffs in the United States following the U.S. Supreme Court decision that struck down certain U.S. tariffs implemented by the current U.S. administration and additional tariff announcements by the U.S government. The U.S. may impose tariffs using other tariff authorities and other countries may impose retaliatory tariffs or other measures. This could increase the prices we pay for oats, increase the prices paid by our consumers for our products, reduce our profit margins and increase the difficulty of commercial negotiations with our customers and suppliers. The prices of the ingredients we source are also affected by geopolitical tensions or wars. For example, the uncertainty of future relations between the United States, Ukraine and Russia, has resulted in many broader economic impacts such as sanctions and bans against Russia and Russian products imported into certain countries in Europe and the United States. Such sanctions and bans have impacted and may continue to impact commodity pricing such as fuel and energy costs, making it more expensive for us and our partners to deliver products to our customers. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with suppliers for the following year based on the outcome of the current year’s harvest.

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

See Note 3 “Financial risk management” to our consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis on commodity price risk.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On May 4, 2021, the shareholders of the Company approved to adopt new articles of association according to our Board of Directors’ proposal. As a consequence of the adoption of the new articles of association, the share classes were removed so that the Company only has ordinary shares. On June 16, 2022, the shareholders of the Company approved to adopt new articles of association according to our Board of Directors’ proposal. Pursuant to the adoption of the new articles of association, the limits on the total number of shares in and the share capital of the Company were increased. On March 6, 2023, an extraordinary general meeting resolved to adopt new articles of association, increasing the limits for the Company’s share capital and number of shares. A copy of our articles of association is being filed as Exhibit 1.1 to this Annual Report. See Item 10.B. “Additional Information—Memorandum and Articles of Association.”

Use of Proceeds

The information contained in Item 2 in Part II of the Company’s Report on Form 6-K filed on November 15, 2021 is incorporated by reference herein.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Remediation of Previously Disclosed Material Weaknesses Identified at December 31, 2024

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As disclosed in our Annual Report for the year ended December 31, 2024, we and our independent registered public accounting firm identified material weaknesses in our internal control environment, related to inadequate performance and documented evidence of review procedures, including level of precision in the execution of controls and completeness and accuracy of information produced by entity (“IPE”) across significant business processes. Additionally, we and our independent registered public accounting firm identified a material weakness in our IT control environment related to control deficiencies in applications supporting our financial reporting and components related to our IT infrastructure and automated tools thereof and, as a consequence, our automated and IT dependent business process controls.

During 2025, management executed a comprehensive remediation program to address the material weaknesses previously identified as of December 31, 2024. Key actions included:

•
strengthening control ownership and accountability through clarified responsibilities, enhanced oversight, and expanded training;
•
enhancing the design and documentation of management review controls, including establishing defined precision levels and implementing consistent completeness and accuracy procedures for information produced by the entity (“IPE”);
•
reinstating and formalizing governance routines and monitoring activities to oversee ongoing control performance and remediation progress;
•
redesigning and standardizing certain manual controls and deploying automated control activities to improve reliability; and
•
completing the strengthening of relevant information technology general controls (“ITGCs”), including validation of the design and operating effectiveness of automated and IT‑dependent business process controls, with support from external IT control specialists.

Management has concluded, through testing of both design and operating effectiveness, that the material weaknesses identified as of December 31, 2024 have been remediated as of December 31, 2025.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young AB, our independent registered public accounting firm. Ernst & Young AB has issued a report on our internal control over financial reporting, which is included in this Annual Report.

D. Changes in Internal Control over Financial Reporting

Other than these changes in connection with the remediation of the material weaknesses described above, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that Gregory Christenson, Eric Melloul and Frances Rathke each satisfy the “independence” requirements set forth in Rule 10A‑3 under the Exchange Act. Our Board of Directors has also determined that Frances Rathke is considered an “audit committee financial expert” as defined in Item 16A of Form 20‑F under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Conduct & Business Ethics Policy, which covers a broad range of matters including ethical and compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. The Code of Conduct & Business Ethics Policy applies to all of our executive officers, board members and employees, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct & Business Ethics Policy is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Oatly Group AB at December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, appearing in this Annual Report have been audited by Ernst & Young AB (PCAOB ID: 1433), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of Ernst & Young AB is Box 7850, 103 99 Stockholm, Sweden.

The table below sets out the total amount billed to us by Ernst & Young AB for services performed in the years ended December 31, 2025 and 2024, and breaks down these amounts by category of service:

(in thousands of U.S. dollars)	2025	2024
Audit Fees	5,869	6,640
Audit Related Fees	—	32
Tax Fees	1	17
All Other Fees	—	—
Total	5,870	6,689

“Audit Fees” are the aggregate fees earned by Ernst & Young entities for the audit of our consolidated and subsidiary financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit Related Fees” are fees charged by Ernst & Young entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category comprises fees for agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax Fees” include fees for tax compliance. “All Other Fees” are the fees for products and services other than those in the above three categories.

All audit services and non-audit services to be performed for us by our independent auditor must be approved by our Audit Committee in advance to ensure that such engagements do not impair the independence of our independent registered public accounting firm. The Audit Committee generally pre-approves particular services or categories of services on a case-by-case basis. All services provided to us by our independent auditor in 2025 and 2024 were pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a “foreign private issuer”, as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers. While we voluntarily follow most Nasdaq corporate governance rules, we intend to follow Swedish corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

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

As a foreign private issuer, our officers and directors will be subject to Section 16(a) reporting requirements on Forms 3, 4 and 5 disclosing their beneficial ownership and changes in ownership of Oatly securities as of March 18, 2026. Such directors and senior management are also subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules. However, these officers and directors are not subject to short-swing profit and short sale reporting obligations under Sections 16(b) and (c) of the Exchange Act.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies and procedures (our “Insider Trading Policy”) applicable to our officers, directors, employees and consultants and entities controlled by individuals subject to our Insider Trading Policy (collectively, “Covered Persons”), that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, including applicable market abuse regulations, and Nasdaq listing standards. Our Insider Trading Policy prevents our officers, directors, employees or consultants from trading in securities of the Company and those securities of other companies, including, for example, companies with which we do business or who are in our industry, while in possession of material, nonpublic information or inside information, as applicable. Subject to limited exceptions, all trading is also prohibited for directors, officers, and certain other employees or consultants designated from time to time by our Board of Directors, during prescribed blackout periods. Our Insider Trading Policy also prohibits Covered Persons and certain related parties from disclosing material, nonpublic information or inside information (as applicable) to third parties. Our Insider Trading Policy also requires directors and officers to comply with the Section 16(a) reporting requirements for foreign private issuers and states that the Company will assist such directors and officers with their reporting obligations. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy, a copy of which can be found as Exhibit 11.1 to this Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We maintain cybersecurity risk management processes intended to protect the confidentiality, integrity and availability of our critical systems and information. Our security operations within IT infrastructure & operations include a cybersecurity incident response plan.

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
•
a cybersecurity emergency response plan that includes procedures for responding to cybersecurity incidents which evolve or are deemed emergency level events; and
•
a third-party risk management process for service providers, suppliers, and vendors, including those external service providers we engage to be responsible for our cybersecurity risk management processes, security controls, and response to cybersecurity incidents.

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

Management’s Role

Our management team, including the VP of Business Technology, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our cybersecurity risk management processes and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our VP of Business Technology has eleven years of experience in senior IT leadership roles across four companies, two of which are in the manufacturing industry and all with a global presence.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Articles of Association of Oatly Group AB	6-K	001-40401	1.1	3/6/2023
2.1	Description of Securities					*
2.2	Deposit Agreement	20-F	001-40401	2.2	4/6/2022
2.3	Amendment No. 1 to Deposit Agreement	20-F	001-40401	2.3	3/13/2025
2.4	Form of American Depositary Receipt (included in Exhibit 2.3)
2.5††	Additional Listing Agreement, dated as of February 9, 2021, by and among Oatly Group AB and certain shareholders of Oatly Group AB	F-1/A	333-255344	4.3	5/11/2021
2.6	Registration Rights Agreement	20-F	001-40401	2.5	4/6/2022
2.7	Form of Investment Agreement, dated March 14, 2023	20-F	001-40401	4.5	4/20/2023
2.8†††	Subscription Agreement, dated March 14, 2023	20-F	001-40401	2.7	3/22/2024
2.9	Indenture, dated March 23, 2023	20-F	001-40401	2.8	3/22/2024
2.10	Investment Agreement, dated May 9, 2023	6-K	001-40401	99.1	6/1/2023
2.11	Indenture, dated May 31, 2023	6-K	001-40401	99.2	6/1/2023
4.1	Form of Indemnification Agreement	F-1/A	333-255344	10.2	5/11/2021
4.2†	Oatly Group AB 2021 Incentive Award Plan, as amended	20-F	001-40401	4.2	3/13/2025
4.3	Asset Purchase Agreement, dated December 30, 2022	6-K	001-40401	99.2	1/3/2023
4.4†††	Nordic Bonds Terms and Conditions, dated September 29, 2025	6-K	001-40401	99.1	9/30/2025
4.5†††	Super Senior Revolving Credit Facility Agreement, dated September 30, 2025	6-K	001-40401	99.2	9/30/2025
4.6†††	Intercreditor Agreement, dated September 30, 2025	6-K	001-40401	99.3	9/30/2025
4.7	Second Supplemental Indenture to Indenture, dated March 23, 2023	6-K	001-40401	99.4	9/30/2025
4.8	First Supplemental Indenture to Indenture, dated May 31, 2023	6-K	001-40401	99.5	9/30/2025
4.9	Amended and Restated Terms and Conditions to the Notes	6-K	001-40401	99.6	9/30/2025
8.1	List of Subsidiaries					*

11.1	Insider Trading Policy	*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**
15.1	Consent of Ernst & Young AB, an independent registered public accounting firm	*
97.1	Oatly Incentive Compensation Recovery Policy	*
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.	*
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents	*
104	Cover page formatted as Inline XBRL and contained in Exhibit 101	*

* Filed herewith.

** Furnished herewith.

† Indicates management contract or compensatory plan or arrangement.

†† Schedules and exhibits to this exhibit are omitted because the information is both not material and is the type that the registrant treats as private or confidential. The registrant agrees to supplementally furnish a copy of any omitted schedule or exhibit to the SEC upon request.

††† Certain confidential information contained in this document has been redacted in accordance with Instructions as to Exhibits to Form 20-F, because (i) the Company customarily and actually treats that information as private or confidential and (ii) the omitted information is not material. “[***]” indicates where the information has been omitted from this exhibit.

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

Date: March 13, 2026

By:	/s/ Marie-José David
Name:	Marie-José David
Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Oatly Group AB

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Oatly Group AB (the Company) as of December 31, 2025 and 2024, the related consolidated statement of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 13, 2026, expressed an unqualified opinion thereon.

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

Revenue recognition related to variable consideration

Description of the Matter

For the year ended December 31, 2025, the Company’s revenue was $862.5 million and as of December 31, 2025 accrued variable consideration was $32.3 million. As described in Notes 2 and 4 to the consolidated financial statements, revenue from contracts with customers is measured at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The transaction price is adjusted for estimates of expected variable consideration for which the Company expects to be liable. These adjustments include but are not limited to, trade promotion activities, cash discounts, product returns and penalties. Estimates of variable consideration are based on a number of factors, including contract sales terms and estimated units sold.

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

Impairment of non-financial assets – Greater China
Description of the Matter

As disclosed in Note 5 to the consolidated financial statements, as of December 31, 2025, the Company’s non-current assets in China were $92.7 million. As described in Note 2 to the consolidated financial statements, other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.

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

Auditing the Company’s recoverable amount of the CGU was complex and judgmental due to the sensitivity of the recoverable amount to changes in the significant assumptions and the estimation required by management in determining the significant assumptions, which are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit

To audit the Company’s impairment test related to the CGU, we performed procedures that included, among others, involving our valuation specialists to assist in evaluating the methodology used by the Company as compared to the requirements of IAS 36 Impairment of Assets and developing an independent range of discount rates. We also evaluated the appropriateness of the long-term growth rates by comparing them against expected inflation rates in the market. We compared the long-term EBITDA margin used by management to industry peers and historical performance. In addition, we recalculated the model’s computational accuracy and performed sensitivity analyses over the significant assumptions described above to evaluate the impact that changes would have on the CGU’s recoverable amount. We compared the recoverable amount of the CGU against various financial multiples of industry peers. We also assessed the adequacy of the disclosures in Note 15 of the consolidated financial statements.

/s/ Ernst & Young AB

We have served as the Company’s auditors since 2019.

Stockholm, Sweden

March 13, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Oatly Group AB

Opinion on Internal Control Over Financial Reporting

We have audited Oatly Group AB’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Oatly Group AB (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statement of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes, and our report dated March 13, 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AB

Stockholm, Sweden

March 13, 2026

Consolidated statement of operations

For the year ended December 31	Note	2025	2024	2023
(in thousands of U.S. dollars, except share and per share data)
Revenue	5	862,459	823,666	783,348
Cost of goods sold		(585,402)	(587,174)	(631,265)
Gross profit		277,057	236,492	152,083
Research and development expenses		(18,573)	(30,135)	(21,047)
Selling, general and administrative expenses		(320,643)	(324,719)	(373,396)
Other operating income and (expenses), net	9	(5,571)	(67,790)	(214,652)
Operating loss		(67,730)	(186,152)	(457,012)
Finance income	10	9,944	57,758	117,876
Finance expenses	10	(87,132)	(70,179)	(69,029)
Loss before tax		(144,918)	(198,573)	(408,165)
Income tax expense	12	(8,197)	(3,699)	(8,895)
Loss for the year		(153,115)	(202,272)	(417,060)
Attributable to:
Shareholders of the parent		(152,771)	(201,949)	(416,874)
Non-controlling interests		(344)	(323)	(186)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	31	(0.25)	(0.34)	(0.70)
Loss per ADS, attributable to shareholder of the parent (1 ADS representing 20 ordinary shares):
Basic and diluted	31	(5.03)	(6.77)	(14.05)
Weighted average common shares outstanding:
Basic and diluted	31	607,525,897	596,886,163	593,600,863

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive loss

For the year ended December 31	Note	2025	2024	2023
(in thousands of U.S. dollars)
Loss for the year		(153,115)	(202,272)	(417,060)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations		56,197	(40,985)	10,935
Items that will not be subsequently reclassified to consolidated statement of operations (net of tax):
Fair value changes on Convertible Notes attributable to changes in credit risk	18	(16,355)	—	(72,656)
Total other comprehensive income/(loss) for the year		39,842	(40,985)	(61,721)
Total comprehensive loss for the year		(113,273)	(243,257)	(478,781)
Attributable to:
Shareholders of the parent		(112,954)	(242,905)	(478,595)
Non-controlling interests		(319)	(352)	(186)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

For the year ended December 31	Note	2025	2024
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	14	137,747	116,208
Property, plant and equipment	15	294,688	294,199
Right-of-use assets	16	37,907	45,555
Other non-current receivables	17, 18	46,992	44,331
Deferred tax assets	12	4,676	4,561
Total non-current assets		522,010	504,854
Current assets
Inventories	19	68,537	65,602
Trade receivables	20	103,522	103,366
Current tax assets		2,737	6,095
Other current receivables	21	17,438	15,738
Prepaid expenses	22	8,608	9,402
Cash and cash equivalents	23	64,345	98,923
Total current assets		265,187	299,126
TOTAL ASSETS		787,197	803,980
EQUITY AND LIABILITIES
Equity	24
Share capital		110	106
Treasury shares		(0)	(0)
Other contributed capital		1,641,601	1,628,045
Other reserves		(225,351)	(274,160)
Accumulated deficit		(1,397,805)	(1,249,303)
Equity attributable to shareholders of the parent		18,555	104,688
Non-controlling interests		1,116	1,435
Total equity		19,671	106,123
Liabilities
Non-current liabilities
Lease liabilities	16	24,729	31,724
Interest-bearing loans and borrowings	25	182,783	116,216
Provisions	26	2,697	14,857
Total non-current liabilities		210,209	162,797
Current liabilities
Lease liabilities	16	12,457	13,359
Interest-bearing loans and borrowings	18, 25	340,266	330,152
Trade payables		66,481	60,152
Current tax liabilities		1,642	1,476
Other current liabilities	27	11,176	7,998
Accrued expenses	28	107,932	103,719
Provisions	26	17,363	18,204
Total current liabilities		557,317	535,060
Total liabilities		767,526	697,857
TOTAL EQUITY AND LIABILITIES		787,197	803,980

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to shareholders of the parent
(in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at January 1, 2023	24	105	(0)	1,628,045	(171,483)	(665,524)	791,143	—	791,143
Loss for the year		—	—	—	—	(416,874)	(416,874)	(186)	(417,060)
Other comprehensive loss for the year		—	—	—	(61,721)	—	(61,721)	—	(61,721)
Total comprehensive loss for the year		—	—	—	(61,721)	(416,874)	(478,595)	(186)	(478,781)
Issue of shares		0	(0)	—	—	—	0	—	0
Redemption of warrants		—	—	—	—	—	—	1,973	1,973
Share-based compensation	8	—	—	—	—	21,446	21,446	—	21,446
Balance at December 31, 2023		105	(0)	1,628,045	(233,204)	(1,060,952)	333,994	1,787	335,781
Loss for the year		—	—	—	—	(201,949)	(201,949)	(323)	(202,272)
Other comprehensive loss for the year		—	—	—	(40,956)	—	(40,956)	(29)	(40,985)
Total comprehensive loss for the year		—	—	—	(40,956)	(201,949)	(242,905)	(352)	(243,257)
Issue of shares		1	(0)	—	—	—	0	—	0
Share-based compensation	8	—	—	—	—	13,598	13,598	—	13,598
Balance at December 31, 2024		106	(0)	1,628,045	(274,160)	(1,249,303)	104,688	1,435	106,123
Loss for the year		—	—	—	—	(152,771)	(152,771)	(344)	(153,115)
Other comprehensive income for the year		—	—	—	39,817	—	39,817	25	39,842
Total comprehensive loss for the year		—	—	—	39,817	(152,771)	(112,954)	(319)	(113,273)
Issue of shares		1	(0)	—	—	—	1	—	1
Share-based compensation	8	—	—	—	—	13,261	13,261	—	13,261
Exercise of stock options	8	—	0	111	—	—	111	—	111
Redemption of shares	8	—	(0)	(267)	—	—	(267)	—	(267)
Repurchase of U.S. Notes	25, 30	3	—	13,712	8,992	(8,992)	13,715	—	13,715
Balance at December 31, 2025		110	(0)	1,641,601	(225,351)	(1,397,805)	18,555	1,116	19,671

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

For the year ended December 31	Note	2025	2024	2023
(in thousands of U.S. dollars)
Operating activities
Net loss		(153,115)	(202,272)	(417,060)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	14,15,16	48,570	49,966	51,702
—Impairment of property, plant and equipment and right-of-use assets and intangible assets	14,15,16	740	—	1,828
—Impairment loss/(gain) on trade receivables	20	913	(234)	611
—Write-down of inventories	19	8,024	3,095	16,981
—Share-based compensation	8	13,261	13,598	21,446
—Movements in provisions	26	(14,896)	(14,414)	36,341
—Finance income	10	(9,944)	(57,758)	(117,876)
—Finance expenses	10	87,132	70,179	69,029
—Income tax expense	12	8,197	3,699	8,895
—(Gain)/Loss on disposal of property, plant and equipment and intangible assets	15	—	(307)	675
—Impairment related to discontinued construction of production facilities		—	24,117	172,588
—Impairment related to closure of production facility		—	19,113	—
—Other		—	1,441	—
Interest received		1,558	8,285	9,630
Interest paid		(23,984)	(24,518)	(20,504)
Income tax paid		(318)	(3,386)	(18,098)
Changes in working capital:
—(Increase)/decrease in inventories		(6,176)	(3,456)	30,543
—Decrease/(increase) in trade receivables, other current receivables, prepaid expenses		14,400	14,786	(2,502)
—Increase/(decrease) in trade payables, other current liabilities, accrued expenses		1,915	(16,362)	(9,855)
Net cash flows used in operating activities		(23,723)	(114,428)	(165,626)
Investing activities
Purchase of intangible assets	14	(2,858)	(2,055)	(2,950)
Purchase of property, plant and equipment	15	(12,396)	(39,140)	(66,095)
Investments in financial assets		(1,314)	—	(1,651)
Proceeds from sale of property, plant and equipment	15	575	31,201	—
Proceeds from sale of assets held for sale		—	—	43,998
Other		449	743	—
Net cash flows used in investing activities		(15,544)	(9,251)	(26,698)
Financing activities
Proceeds from Convertible Notes	18, 30	—	—	324,950
Proceeds from liabilities to credit institutions	25, 30	2,822	—	176,854
Proceeds from issue of bonds		180,897	—	—
Repayment of liabilities to credit institutions	25, 30	(133,343)	(2,678)	(102,848)
Repurchase of U.S. Notes	18, 30	(24,629)	—	—
Repayment of lease liabilities	16, 30	(11,945)	(19,645)	(11,411)
Payment of loan transaction costs	10	(12,729)	(4,965)	(32,550)
Proceeds from exercise of stock options	8	111	—	—
Cash flows from/(used in) financing activities		1,184	(27,288)	354,995
Net (decrease)/increase in cash and cash equivalents		(38,083)	(150,967)	162,671
Cash and cash equivalents at January 1		98,923	249,299	82,644
Exchange rate differences in cash and cash equivalents		3,505	591	3,984
Cash and cash equivalents at December 31	23	64,345	98,923	249,299

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

1. Corporate information

These financial statements are consolidated financial statements for the Group consisting of Oatly Group AB and its subsidiaries. A list of the principal subsidiaries is included in Note 13 “Investments in subsidiaries”.

Oatly Group AB (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Ångfärjekajen 8, 211 19 Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

These consolidated financial statements were authorized for issue by the Board of Directors on March 13, 2026.

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

On February 18, 2025, the Company completed a ratio change whereby the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). All numbers in these consolidated financial statements, including references to price per ADS and a specific number of ADSs, restricted stock units (“RSUs”) or stock options, reflect an ADS to ordinary share ratio of 1:20 (unless the context clearly indicates otherwise).

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

The preparation of the consolidated financial statements in conformity with IFRS Accounting standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 “Significant accounting judgments, estimates and assessments”. The consolidated financial statements have been prepared using the cost method except for derivative instruments and Convertible Notes (as defined below) measured at fair value.

New standards and interpretations issued not yet effective

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments. The amendments clarify that a financial liability is derecognized on the “settlement date”, which is when the related obligation is discharged, canceled, expired or the liability otherwise qualifies for derecognition. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”)-linked features and other similar contingent features, and the treatment of non-recourse assets and contractually linked instruments. In addition, the amendments require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income. The amendments will be effective for annual reporting periods beginning on or after January 1, 2026, but earlier application is permitted. The Group does not expect these amendments to have a material impact to the financial statements.

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

The Chief Executive Officer primarily uses a measure of earnings before interest, tax, depreciation and amortization for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, cost related to the strategic review of the Greater China business, expenses related to a new product launch issue, impacts related to discontinued construction of production facilities, impacts related to closure of production facility, and non-controlling interests (“Adjusted EBITDA”), to assess the performance of the operating segments.

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

Foreign exchange rate profits and losses attributable to the financing of the Group are recognized in the consolidated statement of operations as finance income and finance expenses. All other foreign exchange rate profits and losses are recognized under other operating income and (expenses), net.

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

Selling, general and administrative expenses

Selling, general and administrative expenses include primarily personnel related expenses, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e., outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Customer distribution costs for the year ended December 31, 2025 amounted to $56.6 million (2024: $50.7 million, 2023: $51.7 million). Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating income and (expense), net

Other operating income and (expenses), net consists primarily of impacts related to the strategic review of the Greater China segment, closure of production facility, discontinued construction of certain production facilities, and net foreign exchange gains (losses) on operating related activities.

Finance income

Finance income primarily consists of impact from fair value changes on Convertible Notes (as defined below), interest income from cash in bank accounts and short-term deposits, and net foreign exchange gains attributable to external and internal financing arrangements. Finance income is recognized with the application of the effective interest method.

Finance expenses

Finance expenses primarily consists of interest expenses on loans and borrowings, other financial expenses primarily consisting of transaction costs and net foreign exchange losses attributable to external and internal financing arrangements.

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

Profit or loss from disposals is established through a comparison of the proceeds from sales and carrying value and is recognized in other operating income and (expenses), net in the consolidated statement of operations.

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

Financial assets—Classification and measurement

Financial assets include cash and cash equivalents, trade receivables, derivatives and other financial assets. The Group classifies its financial assets in the following measurement categories:

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

The Company has identified an embedded derivative in relation to voluntary redemption options in the Nordic Bonds (as defined below). The embedded derivative is not closely related to the financial liability host contract and is separately accounted for at fair value through profit or loss. At initial recognition, the host contract, after separation of the embedded derivative, is measured at its fair value plus transaction costs that are directly attributable to the host contract. After initial recognition, the host contract is accounted for as a financial liability at amortized cost applying the effective interest method.

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

Financial liabilities—Classification and measurement

Financial liabilities at amortized cost

At initial recognition, the Group measures a financial liability at its fair value plus transaction costs that are directly attributable to the financial liability. The Group’s financial liabilities measured at amortized cost comprise Nordic Bonds (as defined below), liabilities to credit institutions, bank overdraft facilities, trade payables and accrued expenses. After initial recognition, these financial liabilities are valued at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the facilities using the effective interest method. The effective interest amortization is recognized in the consolidated statement of operations as a finance expense. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates. The amortized cost for liquidity services is recognized in the consolidated statement of operations as a finance expense.

Financial liabilities at fair value

At initial recognition, the Group measures a financial liability at its fair value. Transaction costs of financial liabilities carried at fair value are expensed in the consolidated statement of operations.

Financial liabilities designated at fair value through profit or loss

The Group has Convertible Notes (as defined below) which are classified entirely as liabilities at the initial date of recognition at fair value through profit or loss under the fair value option in accordance with IFRS 9 Financial Instruments. The Convertible Notes were issued with a conversion option that does not fulfill the “fixed for fixed” criteria. As the instrument contains an embedded derivative that is not closely related, the Convertible Notes have been designated in its entirety as at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated at fair value through profit or loss are expensed as incurred. Fair value changes relating to the Group’s own credit risk are recognized in other comprehensive income. Amounts recorded in other comprehensive income related to credit risk are not subject to recycling in profit or loss, but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in finance income in the consolidated statement of operations.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Financial liabilities - Presentation

During the financial year, the Group changed the presentation of interest‑bearing liabilities in the statement of financial position. Previously, Convertible Notes and liabilities to credit institutions were presented on separate line items. These items are now aggregated with Nordic Bonds and presented on a single line titled “Interest‑bearing loans and borrowings”. The change affects presentation only and does not impact the recognition or measurement of any assets, liabilities, income or expenses. Accordingly, the change has no effect on profit or loss, cash flows or total equity. In accordance with IAS 8, the change has been applied retrospectively, and comparative information has been restated to reflect the new presentation.

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

2.15. Cash and cash equivalents

For the purpose of presentation in the consolidated statement of financial position and in the consolidated statement of cash flows, cash and cash equivalents include cash on hand and deposits held at call with financial institutions. Bank overdrafts are shown within liabilities to credit institutions in current liabilities in the statement of financial position.

2.16. Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

2.17. Provisions

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

2.18. Employee benefits

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

The Swedish Corporate Reporting Board is a private sector body in Sweden with the authority to develop interpretations of IFRS Accounting standards for consolidated financial statements for issues that are very specific to the Swedish environment, for example, UFR 10 Accounting for the pension plan ITP 2 financed through an insurance in Alecta. The Group’s pension obligations for certain employees in Sweden, which are secured through an insurance with Alecta, are reported as a defined contribution plan. According to UFR 10, this is a defined benefit multi-employer plan. For the financial year 2025, the Group has not had access to information in order to be able to report its proportional share of the obligations of the plan, plan assets and costs and therefore, it has not been possible to recognize the plan as a defined benefit plan. The ITP 2 pension plan, secured through an insurance with Alecta, is therefore reported as a defined contribution plan. The premium of the defined contributions plan for retirement pensions and survivor’s pension is calculated individually and is, among other factors, based on salary, previously earned pension and expected remaining years of service. Expected premiums for the next reporting period for ITP

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

2 insurances signed with Alecta is $1.0 million. Premiums for the year ended December 31, 2025 for ITP 2 insurances signed with Alecta amounted to $1.0 million (2024: $0.8 million).

The collective consolidation level comprises the market value of Alecta’s assets as a percentage of the insurance obligations in accordance with Alecta’s actuarial methods and assessments. The collective consolidation level should normally be allowed to vary between 125% and 170%. If Alecta’s collective consolidation level falls below 125% or exceeds 170%, measures should be taken in order for the consolidation level to return to the normal interval. At a low consolidation, one measure might be to increase the price when signing new insurance agreements and an expansion of existing benefits. At a high level of consolidation, one measure might be to introduce lower premiums. At the end of the financial year 2025, Alecta’s surplus of the collective consolidation level was 167%.

Share-based compensation—equity settled

Employee stock options (ESOPs) and Restricted Stock Units (RSUs) (2021)

For share-based compensation schemes, the fair value of the instruments granted are established at the grant date and recognized as an employee benefits expense, with a corresponding increase in equity.

The fair value of ESOPs at grant date has been established by using the Black-Scholes option pricing model and input data in the model is disclosed in Note 8 “Share-based compensation”.

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

2.19. Loss per share

Basic loss per share is calculated by dividing the loss after tax by the weighted average number of ordinary shares outstanding for the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential ordinary shares during the period.

3. Financial risk management

3.1. Financial risk factors

Through its operations, the Group is exposed to various financial risks attributable to primarily cash, trade receivables, trade payables, interest-bearing loans and borrowings. The financial risks are market risk, mainly interest risk and currency risk, credit risk, liquidity risk and refinancing risk. The Group strives to minimize potential unfavorable effects from these risks on the Group’s financial results.

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

3.1.1 Market risk

Currency risk (transaction risk)

The Group operates internationally and is exposed to foreign exchange risk. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency risk in Group companies with SEK, USD and SGD as the functional currencies. The primary risks in these companies are SEK/USD, SEK/EUR, SEK/GBP, SEK/CNY, SEK/SGD, SEK/NOK, USD/SEK and SGD/CNY due to internal loans, internal accounts receivables and other receivables, internal trade payables and other liabilities, borrowings, short-term deposits and external sales and purchases (accounts receivables and trade payables). Internal loans that form part of the net investment in foreign operations (extended equity) are recognized in other comprehensive loss. Exposure from internal loans classified as extended equity are not included in the tables and sensitivity analysis below.

Due to the growth profile of the Group it is necessary to maintain a dynamic risk management of currency. Group Treasury monitors forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies which have a net cash flow that is positive or negative, Group Treasury has the possibility to use foreign exchange instruments (FX forward or spot) to manage the risk. The Group does not apply hedge accounting. As of December 31, 2025, the Group had currency derivatives of SEK 148.5 million (2024: SEK 64.9 million) for which the fair value was $0.1 million (2024: $0.0 million).

Exposure

The Group’s primary exposure to foreign currency risk at the end of the reporting period, expressed in thousands of USD was as follows:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	As of December 31, 2025
(in thousands of U.S. dollars)	SEK/USD	SEK/EUR	SEK/CNY	SEK/SGD	USD/SEK
Accounts receivables	2,257	10,152	—	—	—
Other receivables	—	—	—	14,997	5,060
Nordic Bonds (part of Non-Current and current interest-bearing loans and borrowings)	—	—	—	—	(187,059)
Intercompany long-term receivable	—	—	—	—	185,147
Trade payables	(2,925)	(16,425)	(41,579)	(44,219)	(1,382)
Lease liabilities	—	(1,342)	—	—	—
Other liabilities	(15,095)	(22,002)	—	—	(152,800)
Total	(15,763)	(29,617)	(41,579)	(29,222)	(151,034)

	As of December 31, 2024
(in thousands of U.S. dollars)	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY	SEK/SGD	SEK/NOK	USD/SEK	SGD/CNY	GBP/EUR
Accounts receivables	—	8,957	—	—	—	—	—	259	—
Other receivables	112,180	—	12,500	—	5,074	23,175	72,493	—	—
S-T deposits	40,000	—	—	—	—	—	—	—	—
Liabilities to credit institutions (part of Current interest-bearing loans and borrowings)	(131,290)	(1,320)	—	—	—	—	—	—	—
Trade payables	(1,496)	(11,170)	—	(22,761)	(1,232)	—	—	—	—
Lease liabilities	—	(1,789)	—	—	—	—	—	—	—
Other current liabilities	—	(5,654)	(21,830)	—	—	—	(158,710)	—	(4,528)
Total	19,394	(10,977)	(9,330)	(22,761)	3,842	23,175	(86,217)	259	(4,528)

Sensitivity

The Group is primarily exposed to changes in SEK/USD, SEK/EUR, SEK/CNY, SEK/SGD and USD/SEK exchange rates. The Group’s risk exposure in foreign currencies:

Impact on loss before tax
	2025	2024	2023
SEK/USD exchange rate - increase/decrease 10%	+/- 1,576	+/- 1,939	+/- 2,760
SEK/EUR exchange rate - increase/decrease 10%	+/- 2,962	+/- 1,098	+/- 1,116
SEK/CNY exchange rate - increase/decrease 10%	+/- 4,158	+/- 2,276	+/- 4,773
SEK/SGD exchange rate - increase/decrease 10%	+/- 2,922	+/- 384	+/- 1,788
USD/SEK exchange rate - increase/decrease 10%	+/- 15,103	+/- 8,622	+/- 201

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Interest rate risk

The Group is exposed to interest rate risk that arises from the Nordic Bonds that carry an interest of STIBOR 3M. To manage the risk the Group has entered into an interest rate cap for a partial amount of SEK 850 million of the Nordic Bonds. The cap is 1.95% and has a maturity of 3 years (September 2028). The effect from increase in basis points is limited due to the cap that economically hedges the Nordic Bonds.

Sensitivity

Profit or loss is sensitive to higher/lower interest expense primarily from interest-bearing loans and borrowings as a result of changes in interest rates.

	Impact on loss before tax
	2025	2024	2023
Interest rates - increase by 100 basis points	+231	+391	+28
Interest rates - decrease by 100 basis points	-461	-1,294	-375

The interest risk for the Nordic Bonds is calculated for the three months October 1 to December 31, 2025.

The interest risk for 2024 and 2023 refers to the TLB Credit Agreement (as defined below) and the term loan facility with Svensk Exportkredit which have been prepaid in full during the year ended December 31, 2025.

Fair value / Price risk

During the year ended December 31, 2023, the Group issued Convertible Notes (as defined below) which are classified as liabilities at the initial date of recognition at fair value through profit or loss. Fair value changes relating to the Group’s own credit risk are recognized in other comprehensive income. Amounts recorded in other comprehensive income related to credit risk are not subject to recycling in profit or loss, but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in finance income in the consolidated statement of operations. The fair value of the Convertible Notes as of December 31, 2025 was $333.1 million (2024: $324.4 million).

For details on the fair value on Convertible Notes, see Note 18 “Financial instruments per category”.

Sensitivity

Profit or loss is sensitive to changes in fair value from Convertible Notes. For details on sensitivity to changes in fair value on Convertible Notes, see Note 18 “Financial instruments per category”.

Commodity price risk

The Group is exposed to risk related to the price and availability of ingredients. The Group’s financial performance depends in large part on its ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices, and transport several of those raw materials from other countries. Currently, the main ingredient in the Group’s products is oat. The Group purchases oats from farmers in Sweden, Canada, the United Kingdom, the Baltic states, Australia and Finland through millers in Sweden, Finland, China, Canada, the United States and Belgium, so its supply may be particularly affected by any adverse events in these countries or any delays in transport between countries or regions. The prices of oats and other ingredients used, such as rapeseed oil, are subject to many factors beyond the Group’s control, including poor harvests due to adverse weather conditions, natural disasters and changes in world economic conditions, including as a result of any trade tensions or trade wars, for example, between the United States and China, the United States and Canada, the United States and Mexico and the United States and the EU, or news and rumors of a potential retaliatory tariffs. There is significant uncertainty about the imposition of tariffs in the United States following the U.S. Supreme Court decision that struck down certain U.S. tariffs implemented by the current U.S. administration and additional tariff announcements by the U.S government. The U.S. may impose tariffs using other tariff authorities and other countries may impose retaliatory tariffs or other measures. This could increase the prices the Group pays for oats, increase the prices paid by its consumers for its products, reduce its profit margins and increase the difficulty of commercial negotiations with its customers and suppliers. The prices of the ingredients the Group

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

sources is also affected by geopolitical tensions or wars. For example, the uncertainty of future relations between the United States, Ukraine and Russia, has resulted in many broader economic impacts such as sanctions and bans against Russia and Russian products imported into certain countries in Europe and the United States. Such sanctions and bans have impacted and may continue to impact commodity pricing such as fuel and energy costs, making it more expensive for the Group and its partners to deliver products to its customers. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with suppliers for the following year based on the outcome of the current year’s harvest.

The Group believes it will be able to address material commodity increases by either increasing prices or reducing operating expenses. However, increases in commodity prices, without adjustments to pricing, or reduction to operating expenses, or a delay in pricing actions, could increase the Group’s costs and increase its loss as a share of its revenue. In addition, macro-economic and competitive conditions could make additional price increases difficult.

A general commodity cost price increase of 5% would have increased the Group’s 2025 commodity costs by $12.8 million (2024: $11.8 million, 2023: $12.0 million).

3.1.2 Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost.

Financial counterparty credit risk is managed on a Group basis. The external financial counterparties must be high-quality international credit institutions or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2025 and 2024 were in the range from BBB to AA+.

Customer credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2025, one customer in the foodservice channel represented approximately 6% (2024: 10% and 2023: 12% respectively) of total revenue. The Group has not had any incurred credit losses from this customer historically.

The Group has primarily one type of debt instrument carried at amortized cost, subject to the expected credit loss model: trade receivables.

Trade receivables

The Group applies the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables have been grouped based on days past due. The expected loss rates are based on sales over a period of 36 months before December 31, 2025, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. In cases when the Group has more information on customers than the statistical model reflects, a management overlay is made for those specific customers. Historically, the Group has experienced immaterial credit losses. Based on the historical data of low credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material. The Group has during 2025 and 2024 no significant impairment losses relating to specific customers.

The aging of the Group’s trade receivables is as follows:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	2025	2024
Current	93,425	86,760
1-30 days past due	6,127	12,787
31-60 days past due	2,941	2,527
61-90 days past due	697	681
91- days past due	1,627	1,389
Gross carrying amount	104,817	104,144
Allowance for expected credit losses	(1,295)	(778)
Net carrying amount	103,522	103,366

The movements in the Group’s allowance for expected credit losses of trade receivables are as follows:

	2025	2024
As at January 1	(778)	(1,220)
Increase of allowance recognized in statement of operations during the year	(1,347)	(383)
Receivables written off during the year as uncollectible	438	170
Unused amount reversed	434	617
Translation differences	(42)	38
As at December 31	(1,295)	(778)

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

As at December 31, 2025, the Group held cash and cash equivalents of $64.3 million (2024: $98.9 million) that are available for managing liquidity risk. The Group has both long-term and short-term financing arrangements.

In October 2019, the Company entered into an European Investment Fund guaranteed three-year term loan facility with Svensk Exportkredit (the “EIF Facility”). On October 1, 2025 the outstanding on the EIF Facility, including accrued interest, was repaid in full.

In April 2023, the Company entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million borrowed by Oatly AB.

On September 30, 2025, the Company issued SEK denominated senior secured floating rate bonds (the “Nordic Bonds”) of SEK 1,700 million (equivalent of $180.9 million) under the terms and conditions entered into by the Company with Nordic Trustee & Agency AB (publ). The proceeds from the Nordic Bonds were used to prepay the TLB Credit Agreement in full, repurchase and cancel certain of the U.S. Notes (as defined below) and pay related transaction costs.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

In addition, the Company has an undrawn SEK 750 million (equivalent to $79.8 million) super senior revolving credit facility agreement with JP Morgan, Nordea and Rabobank (the “SSRCF”). As of December 31, 2025, the Group had no utilized loan amounts under the SSRCF.

On March 19, 2025, Oatly Shanghai Co., Ltd. entered into a new RMB 30.0 million (equivalent of $4.2 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). As of December 31, 2025, the Group had utilized loan amounts of RMB 20.0 million (equivalent of $2.8 million) under the CMB Credit Facility.

For more information on the Group’s credit facilities, see Note 25 “Interest-bearing loans and borrowings”.

In total, the Group had access to undrawn SSRCF commitments at the end of the reporting period amounting to $78.5 million (2024: $190.5 million).

3.1.4 Refinancing risk

Refinancing risk is defined as the risk for difficulties in refinancing the Group, that financing cannot be achieved, or can only be achieved at a higher cost. Nordic Bonds, liabilities to credit institutions and available facilities within the Group have a weighted average maturity of 40 months per December 31, 2025 (2024: 29 months, 2023: 41 months).

The Convertible Notes (as defined below) will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company.

For changes in facilities and borrowings during the reporting period, see Note 25 “Interest-bearing loans and borrowings”.

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

December 31, 2025	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Lease liabilities	3,209	9,627	10,116	12,819	11,495	47,266	37,186
Convertible Notes (part of Current interest-bearing loans and borrowings)	—	—	—	490,873	—	490,873	333,145
Nordic Bonds (part of Non-Current and current interest-bearing loans and borrowings)	4,834	12,562	16,749	221,425	—	255,569	187,059
Liabilities to credit institutions (part of Current interest-bearing loans and borrowings)	—	2,845	—	—	—	2,845	2,845
Trade payables	66,481	—	—	—	—	66,481	66,481
Total non-derivatives	74,524	25,034	26,865	725,117	11,495	863,034	626,716

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

December 31, 2024	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Lease liabilities	3,441	10,324	11,303	17,654	14,384	57,106	45,083
Convertible Notes (part of Current interest-bearing loans and borrowings)	—	—	—	546,842	—	546,842	324,395
Liabilities to credit institutions (part of Current interest-bearing loans and borrowings)	5,142	13,624	16,684	151,977	—	187,427	121,973
Trade payables	60,152	—	—	—	—	60,152	60,152
Total non-derivatives	68,735	23,948	27,987	716,473	14,384	851,527	551,603

Derivatives
Foreign currency forward contracts- inflows	(3,541)	(2,361)	—	—	—	(5,902)	—
Foreign currency forward contracts- outflows	3,552	2,378	—	—	—	5,930	—
Total derivatives	11	17	—	—	—	28	2

3.2. Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that the Group can continue its business and provide future returns for shareholders and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may issue new shares or sell assets to reduce debt. Capital is calculated as “equity attributable to shareholders of the parent” as shown in the balance sheet plus total borrowings (including non-current and current interest-bearing loans and borrowings and lease liabilities as shown in the balance sheet) less cash and cash equivalents.

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Valuation of loss carry-forwards

A deferred tax asset is only recognized for loss carry-forwards, for which it is probable that they can be utilized against future tax surpluses and against taxable temporary differences. The majority of the loss carry-forwards as at December 31, 2025 and 2024 are not recognized in the Group as these are not expected to be utilized in the foreseeable future. Refer to Note 12 “Income tax” for further details.

Test of impairment of non-financial assets, including goodwill

In accordance with the accounting principle presented in Note 2 “Summary of significant accounting policies” the Group performs tests annually and if there are any indications of impairment to determine whether there is a need for impairment of goodwill. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Group considers various factors when reviewing for indicators of impairment. Due to the overall macroeconomic uncertainty, the ongoing restructuring and strategic review within the Group, and previous years impairment tests being sensitive to changes in assumptions, management decided, as of December 31, 2025, to perform impairment tests for all the three operating segments, not only for the CGU containing goodwill. At present, the Group only has goodwill allocated to the operating segment Europe & International.

Recoverable amounts for cash generating units are established through the calculation of the value in use. The calculation of the value in use is based on estimated future cash flows. The Group has determined that long-term EBITDA margin, the discount rate and the long-term growth rate are the most significant assumptions in the impairment test. For further details on the test of impairment of goodwill refer to Note 14 “Intangible assets” and for the test of other non-financial assets refer to Note 15 “Property, plant and equipment”.

Share-based compensation

The Group measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of share-based compensation transactions including sensitivity analysis are disclosed in Note 8 “Share-based compensation”.

Convertible Notes

The Group has Convertible Notes (as defined below) which are classified as liabilities at the initial date of recognition at fair value through profit or loss. Fair value changes relating to the Group’s own credit risk are recognized in other comprehensive income. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of the Convertible Notes including sensitivity analysis are disclosed in Note 18 “Financial instruments per category”.

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5. Segment information

5.1. Revenue Adjusted EBITDA and EBITDA

Segment information for the years ended December 31, 2025, 2024 and 2023 presented below.

For the year ended December 31, 2025 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	482,861	249,559	130,039	—	—	862,459
Intersegment revenue	1,622	—	—	—	(1,622)	—
Total segment revenue	484,483	249,559	130,039	—	(1,622)	862,459
Adjusted EBITDA	88,169	1,871	3,641	(86,860)	—	6,821
Share-based compensation expense	(1,950)	(1,333)	(1,726)	(8,252)	—	(13,261)
Restructuring costs(1)	(954)	(1,896)	(42)	(2,043)	—	(4,935)
Strategic review of Greater China business(2)	—	—	(7,547)	—	—	(7,547)
Closure of production facility(3)	846	—	—	—	—	846
Non-controlling interests	—	—	(344)	—	—	(344)
EBITDA	86,111	(1,358)	(6,018)	(97,155)	—	(18,420)
Finance income	—	—	—	—	—	9,944
Finance expenses	—	—	—	—	—	(87,132)
Depreciation and amortization	—	—	—	—	—	(49,310)
Loss before tax	—	—	—	—	—	(144,918)

For the year ended December 31, 2024 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	434,263	274,455	114,948	—	—	823,666
Intersegment revenue	6,429	—	—	—	(6,429)	—
Total segment revenue	440,692	274,455	114,948	—	(6,429)	823,666
Adjusted EBITDA	56,128	5,298	(1,645)	(95,106)	—	(35,325)
Share-based compensation expense	(1,985)	656	(2,101)	(10,168)	—	(13,598)
Restructuring costs(1)	(2,410)	(1,222)	(1,940)	(2,600)	—	(8,172)
Asset impairment charges and other costs related to closure of production facility(3)	(42,110)	—	—	—	—	(42,110)
Asset impairment charges and other costs related to discontinued construction of production facilities(4)	(2,875)	3,283	(25,068)	—	—	(24,660)
New product launch issue(5)	—	(11,998)	—	—	—	(11,998)
Non-controlling interests	—	—	(323)	—	—	(323)
EBITDA	6,748	(3,983)	(31,077)	(107,874)	—	(136,186)
Finance income	—	—	—	—	—	57,758
Finance expenses	—	—	—	—	—	(70,179)
Depreciation and amortization	—	—	—	—	—	(49,966)
Loss before tax	—	—	—	—	—	(198,573)

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

For the year ended December 31, 2023 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	408,410	250,264	124,674	—	—	783,348
Intersegment revenue	25,601	—	181	—	(25,782)	—
Total segment revenue	434,011	250,264	124,855	—	(25,782)	783,348
Adjusted EBITDA	28,377	(31,910)	(57,543)	(96,485)	—	(157,561)
Share-based compensation expense	(2,378)	(3,820)	(4,608)	(10,640)	—	(21,446)
Restructuring costs(1)	(1,382)	(3,062)	(2,675)	(7,641)	—	(14,760)
Asset impairment charges and other costs related to discontinued construction of production facilities(4)	(158,551)	(43,009)	—	—	—	(201,560)
Costs related to the YYF Transaction(6)	—	(375)	—	—	—	(375)
Legal settlement(7)	—	—	—	(9,250)	—	(9,250)
Non-controlling interests	—	—	(186)	—	—	(186)
EBITDA	(133,934)	(82,176)	(65,012)	(124,016)	—	(405,138)
Finance income	—	—	—	—	—	117,876
Finance expenses	—	—	—	—	—	(69,029)
Depreciation and amortization	—	—	—	—	—	(51,874)
Loss before tax	—	—	—	—	—	(408,165)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2025, 2024 and 2023 primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates primarily to severance costs as the Group adjusts its organizational structure.
(2)
Relates to costs for the strategic review of the Greater China segment, mainly consisting of cost for external consultants.
(3)
Relates to costs for the closure of the Group’s production facility in Singapore.
(4)
Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas, and non-cash impairments related to discontinued construction of the Group’s second production facility in China (Asia III).
(5)
Expenses related to a new product launch issue.
(6)
Relates to the Ya YA Foods USA LLC transaction (the “YYF Transaction”).
(7)
Relates to U.S. securities class action litigation settlement expenses. See Note 32 “Commitments and contingencies” for further details.

5.2. Non-current assets by country

Non-current assets for this purpose consist of property, plant and equipment and right-of-use assets:

	2025	2024
Sweden	127,151	114,764
China	92,694	103,791
US	79,455	88,983
The Netherlands	32,002	29,349
Other	1,293	2,867
Total	332,595	339,754

5.3. Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	2025	2024	2023
US	244,128	269,541	247,049
UK	139,243	135,550	136,241
Germany	134,596	120,068	104,854
China	128,815	113,789	119,507
Sweden	48,575	45,812	47,273
The Netherlands	28,625	26,507	26,921
Finland	18,350	20,589	22,178
Switzerland	17,077	14,044	7,933
Other	103,050	77,766	71,392
Total	862,459	823,666	783,348

There are no countries that individually make up greater than 10% of total revenue included in “Other”.

5.4. Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Year Ended December 31, 2025	Europe & International	North America	Greater China	Total
Retail	382,505	150,213	28,791	561,509
Foodservice	97,112	98,036	87,732	282,880
Other	3,244	1,310	13,516	18,070
Total	482,861	249,559	130,039	862,459

Year Ended December 31, 2024	Europe & International	North America	Greater China	Total
Retail	351,818	140,842	11,499	504,159
Foodservice	80,261	125,639	83,343	289,243
Other	2,184	7,974	20,106	30,264
Total	434,263	274,455	114,948	823,666

Year Ended December 31, 2023	Europe & International	North America	Greater China	Total
Retail	331,993	127,700	18,801	478,494
Foodservice	72,908	116,832	81,049	270,789
Other	3,509	5,732	24,824	34,065
Total	408,410	250,264	124,674	783,348

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 6% in 2025 (2024:10%; 2023: 12%) were derived from a single external customer in the foodservice channel. These revenues were attributed to the North America and Greater China segments.

Oatmilk accounted for 90% of the Group’s revenue in the years ended December 31, 2025, 2024 and 2023, respectively.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

6. Depreciation, amortization and impairment by function

	2025
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(31,200)	(5,710)	—	(36,910)
Research and development expenses	(1,658)	(497)	(236)	(2,391)
Selling, general and administrative expenses	(1,013)	(5,147)	(3,849)	(10,009)
Total depreciation/amortization/impairment by function	(33,871)	(11,354)	(4,085)	(49,310)

	2024
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(31,819)	(6,868)	—	(38,687)
Research and development expenses	(1,390)	(437)	(185)	(2,012)
Selling, general and administrative expenses	(819)	(4,542)	(3,906)	(9,267)
Total depreciation/amortization/impairment by function(1)	(34,028)	(11,847)	(4,091)	(49,966)

(1)
The impairment related to discontinued construction and of certain production facilities and closure of production facility is included in Other operating income and (expenses), net in the consolidated statement of operations. Refer to Note 15 “Property, plant and equipment” and Note 16 “Leases” for further details.

	2023
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(30,868)	(7,970)	—	(38,838)
Research and development expenses	(1,060)	(323)	(124)	(1,507)
Selling, general and administrative expenses	(1,100)	(5,208)	(5,221)	(11,529)
Total depreciation/amortization/impairment by function(1)	(33,028)	(13,501)	(5,345)	(51,874)

(1)
The impairment related to discontinued construction of certain production facilities is included in Other operating income and (expenses), net in the consolidated statement of operations. Refer to Note 15 “Property, plant and equipment” and Note 16 “Leases” for further details.

7. Employee and personnel costs

The disclosure amounts are based on the expense recognized in the consolidated statement of operations.

	2025	2024	2023
Salaries and other remuneration	(135,526)	(139,244)	(150,026)
Social security costs	(23,196)	(20,011)	(23,255)
Share-based compensation(1)	(13,261)	(13,598)	(21,446)
Pension and post-employment benefits	(10,537)	(8,871)	(9,542)
Total	(182,520)	(181,724)	(204,269)

(1) Refer to Note 8 “Share-based compensation” for further details.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Key management compensation	2025	2024	2023
Short-term employee benefits(1)	(7,529)	(7,761)	(11,120)
Pension and post-employment benefits	(392)	(551)	(628)
Share-based compensation(2)	(6,074)	(7,979)	(9,151)
Social security costs	(1,030)	(1,546)	(3,404)
Total	(15,025)	(17,837)	(24,303)

(1) For the twelve months ended December 31, 2025, severance pay of $0.6 million was included in short-term employee benefits (2024: $0.6 million, 2023: $2.5 million)

(2) Refer to Note 8 “Share-based compensation” for further details.

During the year ended December 31, 2025, key management consisted of an average of 8 members of management, including our executive officers and excluding the Board of Directors (2024: 13 members; 2023: 14 members). As of December 31, 2025, key management consisted of 8 members.

7.1 Employee benefits expenses by function

	2025	2024	2023
Cost of goods sold	(36,906)	(37,240)	(37,671)
Research and development expenses	(11,628)	(11,645)	(12,431)
Selling, general and administrative expenses	(133,986)	(132,839)	(154,167)
Total	(182,520)	(181,724)	(204,269)

8. Share-based compensation

2021 Plan

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 ordinary shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units (“RSUs”). To secure the future delivery of ordinary shares and ADSs under the 2021 Plan, the Company’s shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants vests only in the Company. See Note 24 “Equity”.

RSUs

During the twelve months ended December 31, 2025, the Company, under the 2021 Plan, granted 1,330,234 RSUs, of which 352,857 were granted to members of key management, including the executive officers, and the Board of Directors. 411,040 RSUs vested during the period, of which 161,264 were to key management. The RSUs are accounted for as equity-settled share-based compensation transactions. The RSUs are measured based on the fair market value of the underlying ADSs on the date of grant. The RSUs granted to employees under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of the Company’s Board of Directors vest on the date of the next annual general meeting of shareholders following the grant date, subject to continued service on the applicable vesting date.

On June 18, 2024, pursuant to the resolutions of the Company’s remuneration committee, the Board of Directors and the shareholders of the Company, certain senior key employees were offered the opportunity to exchange outstanding unexercised stock options for a smaller number of RSUs. All holders of unexercised stock options granted during May 2021 and July 2023, with exercise prices ranging from $31.20 to $340.00, were offered to participate in the exchange. The number of new RSUs were determined such that the fair market value of the ADSs underlying the new RSUs equals the fair value of the exchanged stock options. For these purposes, fair market value was determined on a grant-by-grant basis and the number of ADSs

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

underlying new RSUs equals the Black-Scholes option-pricing model value of the exchanged stock options, resulting in a weighted average conversion rate of 0.3492 RSUs per stock option. The exchange was completed on June 28, 2024, with a total of 212,862 new RSUs granted, of which 165,172 were granted to members of key management, including our executive officers, in exchange for a total number of 609,489 stock options. The new RSUs granted will vest and become exercisable in equal installments on each of the first two annual vesting dates falling after the grant date subject to continued service.

Activity in the Group’s RSUs outstanding and related information is as follows:

	Number of RSUs	Weighted average grant date fair value ($)
As of January 1, 2023	407,380	88.40
Granted during the period	273,972	35.00
Forfeited during the period	(123,544)	64.40
Vested during the period	(137,017)	63.00
As of December 31, 2023	420,791	58.20
Granted during the period	466,690	21.00
RSUs granted in exchange for stock options	212,862	19.40
Forfeited during the period	(105,150)	39.80
Vested during the period	(175,023)	25.40
As of December 31, 2024	820,170	26.00
Granted during the period	1,330,234	11.10
Forfeited during the period	(117,861)	17.05
Vested during the period	(411,040)	29.52
As of December 31, 2025	1,621,503	13.51

Employee stock options

During the twelve months ended December 31, 2025, the Company, under the 2021 Plan, granted no new stock options. 196,628 stock options vested during the period, of which 100,326 were to key management. The stock options are accounted for as equity-settled share-based compensation transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ADSs on the date of grant. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment.

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of employee stock options	Weighted average exercise price ($)
As of January 1, 2023	716,953	188.00
Granted during the period	555,586	35.00
Forfeited during the period(1)	(180,751)	117.60
Expired during the period(2)	(27,328)	237.60
As of December 31, 2023	1,064,460	119.60
Granted during the period	463,065	20.80
Stock options exchanged to RSUs	(609,489)	102.00
Forfeited during the period(1)	(106,784)	70.60
Expired during the period(2)	(230,938)	225.40
As of December 31, 2024	580,314	26.40
Exercised during the period	(7,291)	15.22
Forfeited during the period(1)	(65,124)	22.41
Expired during the period(2)	(43,061)	30.12
As of December 31, 2025	464,838	26.81
Vested and exercisable as of December 31, 2025	198,429	32.74

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

(1)
Includes 0 forfeited stock options related to the Company’s organizational restructuring during the year ended December 31, 2025 (2024: 79,472, 2023: 129,085).
(2)
Includes 15,797 expired stock options related to the Company’s organizational restructuring during the year ended December 31, 2025 (2024: 222,309, 2023: 0).

The weighted-average ADS price at exercise for stock options exercised during the twelve months ended December 31, 2025 was $18.08.

The fair value at grant date of the stock options granted during the financial year 2024 was $13.4 for the May 2024 grant date and $9.2 for the November 2024 grant date. The fair value at grant date of the stock options granted during the financial year 2023 was $19.6 for the May 2023 grant date, $21.8 for the July 2023 grant date and $8.6 for the November 2023 grant date. The fair value at grant date of the stock options granted during the financial year 2022 was $29.8 for the May 2022 grant date and $17.2 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was $124.8 for the May 2021 grant date and $73.4 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the ADS price at grant date, expected price volatility of the underlying ADSs, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

Each RSU or stock option entitles the holder to acquire, as determined by the Board of Directors, either twenty ordinary shares, twenty warrants or one ADS in the Company.

The following tables lists the inputs to the Black-Scholes option-pricing model used for employee stock options granted during the financial year 2025, 2024 and 2023, respectively. No stock options were granted during 2025.

	2024	2023
Expected term (years)	6-8	6-8
Weighted-average ADS price at grant date	20.80	35.00
Expected price volatility of the Company’s ADSs (%)	60.00	50.00-55.00
Risk-free interest rate (%)	4.19-4.57	3.84-4.61

Share-based compensation expense was $13.3 million for the twelve months ended December 31, 2025 (2024: $13.6 million, 2023: $21.4 million).

9. Other operating income and (expenses), net

	2025	2024	2023
Strategic review of Greater China business	(7,547)	—	—
Impairment charges related to discontinued construction of certain production facilities	—	(24,134)	(172,588)
Other costs related to discontinued construction of certain production facilities	—	(525)	(28,972)
Impairment charges related to closure of production facility	—	(19,113)	—
Other costs related to closure of production facility	846	(22,998)	—
Legal settlement expenses	—	—	(9,250)
Exchange rate differences	(206)	(2,061)	(2,991)
Other	1,336	1,041	(851)
Other operating income and (expenses), net	(5,571)	(67,790)	(214,652)

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

10. Finance income and expenses

	2025	2024	2023
Interest income	4,493	10,297	12,666
Other financial income	155	201	329
Fair value changes on derivatives	—	—	611
Fair value changes on Convertible Notes	5,296	32,954	96,445
Net foreign exchange difference	—	14,306	7,825
Total finance income	9,944	57,758	117,876
Interest expenses on loans and borrowings	(58,792)	(57,797)	(42,554)
Interest expenses on lease liabilities	(2,940)	(4,682)	(6,779)
Fair value changes on derivatives	(34)	(1,684)	—
Other financial expenses	(22,088)	(6,016)	(19,696)
Net foreign exchange difference	(3,278)	—	—
Total finance expenses	(87,132)	(70,179)	(69,029)

Fair value changes on Convertible Notes (as defined below) contain the fair value changes less the coupon rate and changes in credit risk. The coupon rate on the Convertible Notes is 9.25%. Interest expenses on loan and borrowings for the twelve months ended December 31, 2025, 2024 and 2023 contain interest expense on Convertible Notes of $36.0 million, $33.8 million and $22.4 million, respectively. See Note 3 “Financial risk management” and Note 25 “Interest-bearing loans and borrowings”.

Other financial expenses for the year ended December 31, 2025 mainly consist of $19.9 million in transaction costs relating to the Group’s financing arrangements.

Other financial expenses for year ended December 31, 2024 mainly consist of $5.0 million in transaction costs relating to amendments in the Group’s financing arrangements.

Other financial expenses for the year ended December 31, 2023 mainly consist of $17.5 million in transaction costs relating to the Group’s financing arrangements.

See Note 25 “Interest-bearing loans and borrowings” for further details.

11. Net exchange rate differences

The exchange-rate differences recognized in the consolidated statement of operations are included as follows:

	2025	2024	2023
Other operating income and (expenses), net (Note 9)	(206)	(2,061)	(2,991)
Finance income and expenses (Note 10)	(3,278)	14,306	7,825
Exchange-rate differences—net	(3,484)	12,245	4,834

See Note 3 “Financial risk management” for further information on the Group’s primary currency exposure.

12. Income tax

The major components of income tax (expense)/benefit for the year ended December 31, 2025, 2024 and 2023 are as follows:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	2025	2024	2023
Current tax:
Current income tax expense	(8,057)	(3,135)	(10,892)
Adjustments in respect of income tax of previous years	(143)	5,006	(2,282)
	(8,200)	1,871	(13,174)
Deferred tax:
Relating to origination and reversal of temporary differences	3	(5,570)	4,279
	3	(5,570)	4,279
Income tax expense reported in the consolidated statement of operations	(8,197)	(3,699)	(8,895)

Reconciliation of tax expense and the accounting loss multiplied by Sweden’s corporate tax rate:

	2025	2024	2023
Accounting loss before tax	(144,918)	(198,573)	(408,165)
At Sweden’s corporate income tax rate of 20,6%	29,853	40,906	84,082
Effect of tax rates in foreign jurisdictions	(737)	654	3,028
Non-taxable income	10	21	170
Non-deductible costs	(3,084)	(4,003)	(4,352)
Adjustments in respect of income tax of previous years	168	2,082	(2,282)
Change in unrecognized deferred taxes	(30,475)	(43,609)	(89,262)
Tax effect of changes in tax rates	—	3	(304)
Other	(3,932)	247	25
Income tax expense	(8,197)	(3,699)	(8,895)

Deferred tax

Deferred tax relates to the following:

	2025	2024
Property, plant and equipment	(7,078)	(6,562)
Lease right-of-use asset	(6,100)	(8,031)
Lease liability	5,466	7,547
Inventory	1,033	1,408
Loss allowances for financial assets	301	53
Accrued interest	27	2
Accrued expenses	2,776	2,342
Tax losses carried forward	952	1,192
Deferred tax credit	1,846	1,526
Share based compensation	718	580
Other	4,735	4,504
Net deferred tax assets	4,676	4,561
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	4,676	4,561

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

A reconciliation of net deferred tax is shown in the table below:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	2025	2024
Balance at January 1	4,561	10,203
Movement recognized in the consolidated statement of operations	3	(5,570)
Exchange differences	112	(72)
Balance at December 31	4,676	4,561

In some subsidiaries, a deferred income tax asset has been recognized to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity. For the Swedish subsidiaries, no deferred income tax asset was recognized since, according to the Group, the criteria for reporting deferred tax assets in IAS 12 were not met.

Deferred tax assets have not been recognized in respect of the following items:

	2025	2024
Property, plant and equipment(1)	35,978	33,499
Lease liabilities	556	454
Tax losses carried forward	267,002	216,667
Net interest expense carried forward	36,980	18,967
Total unrecognized deferred tax assets	340,516	269,587

(1)
Relates to impairment charges due to the decision to discontinue the construction of the production facility in Peterborough, UK.

As of December 31, 2025, the Group’s accumulated loss carry-forwards amounted to $1,292.9 million (2024: $1,052.9 million). Tax loss carry-forwards as of December 31, 2025 were expected to expire as follows:

Expected expiry	Less than 5 years	Unlimited	Total
Tax loss carry-forwards	11,211	1,281,670	1,292,881

The Group has unrecognized tax losses that arose in Sweden of $1,252.8 million (2024: $1,013.9 million, 2023: $940.1 million) that are available indefinitely for offsetting against future taxable profits of the companies in Sweden. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in companies that have been loss-making for some time, and there is no other evidence of recoverability in the foreseeable future. If the Group were able to recognize all unrecognized deferred tax assets on tax losses in Sweden, the result would increase by $258.1 million, $208.9 million, and $193.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Furthermore, the Group has recognized tax losses in other foreign jurisdictions amounting to $1.1 million (2024: $5.2 million, 2023: $2.7 million). A deferred tax asset has been recognized in respect of these losses as at December 31, 2025 as it is likely that these will be able to be utilized in the foreseeable future. The measurement of deferred tax assets is subject to uncertainty and the actual result may diverge from judgments due to future changes in business climate, altered tax laws etc. An assessment is made at each closing date of the likelihood that the deferred tax asset will be utilized.

As of December 31, 2025, no deferred tax liability had been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. It is not practicable to calculate the aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized.

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

The Group is, as of January 1, 2025 in scope of the OECD Pillar Two Model Rules (“P2 Rules”). The legislation is effective for the Group’s financial year beginning January 1, 2025. The P2 Rules have been enacted (or substantively enacted) in most jurisdictions in which the Group operates, including Sweden. The impact of Pillar Two income taxes is not material based on the most recently available financial information from the Group.

In May 2023, the IASB amended IAS 12 Income Taxes to include a mandatory temporary exception from recognizing or disclosing deferred taxes relating to the P2 Rules. The Group has applied this mandatory exception which did not have a material impact to the consolidated financial statements.

13. Investments in subsidiaries

The Group had the following principal subsidiaries as at December 31, 2025:

Name	Country/place of registration and operations	Principal activities	Proportion of voting rights and shares held (directly or indirectly) (%)
Direct ownership
Cereal Base CEBA AB	Sweden	Holding	100%
Oatly AB	Sweden	Holding	100%
Indirect ownership
Oatly Sweden Operations & Supply AB	Sweden	Production	100%
Havrekärnan AB	Sweden	Production	100%
Oatly UK Ltd.	United Kingdom	Selling	100%
Oatly Germany GmbH	Germany	Selling	100%
Oatly Switzerland AG	Switzerland	Selling	100%
Oatly Austria GmbH	Austria	Selling	100%
Oatly Netherlands BV	Netherlands	Selling	100%
Oatly Netherlands Operation & Supply BV	Netherlands	Production	100%
Oatly EMEA AB	Sweden	Selling	100%
Oatly Inc.	United States	Holding	100%
Oatly US Inc.	United States	Selling	100%
Oatly US Operations & Supply Inc.	United States	Production	100%
Oatly Shanghai Co. Ltd.	China	Selling	100%
Dong Plant (Zhuhai) Food and Beverage Co., Ldt	China	Selling	100%
Oatly Food Co Ltd.	China	Production	100%

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

14. Intangible assets

		Other Intangible assets
	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At January 1, 2024	118,213	15,326	7,617	1,159	142,315
Additions	—	—	1,087	966	2,053
Reclassification	—	782	—	(782)	—
Exchange differences	(10,972)	(1,435)	(687)	(130)	(13,224)
At December 31, 2024	107,241	14,673	8,017	1,213	131,144
Additions	—	3	1,336	1,475	2,814
Reclassification	—	1,061	(20)	(1,041)	—
Exchange differences	21,248	2,919	1,497	259	25,923
At December 31, 2025	128,489	18,656	10,830	1,906	159,881
Accumulated amortization
At January 1, 2024	—	(8,357)	(3,632)	—	(11,989)
Amortization charge	—	(2,493)	(1,598)	—	(4,091)
Impairment	—	(106)	—	—	(106)
Exchange differences	—	873	377	—	1,250
At December 31, 2024	—	(10,083)	(4,853)	—	(14,936)
Amortization charge	—	(2,505)	(1,309)	—	(3,814)
Impairment	—	—	—	(271)	(271)
Exchange differences	—	(2,164)	(945)	(4)	(3,113)
At December 31, 2025	—	(14,752)	(7,107)	(275)	(22,134)
Cost, net accumulated amortization
At December 31, 2024	107,241	4,590	3,164	1,213	116,208
At December 31, 2025	128,489	3,904	3,723	1,631	137,747

Goodwill is in its entirely related to the acquisition of Cereal Base CEBA AB in 2016.

14.1. Test of goodwill impairment

The Chief Executive Officer assesses the operating performance based on the Group’s three operating segments: Europe & International, North America and Greater China. Goodwill is monitored by the Chief Executive Officer at the level of the three operating segments. The goodwill existing as at December 31, 2025 and 2024 is entirely attributable to Europe & International.

The Group tests whether goodwill has suffered any impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group performed its annual impairment test as of December 31, 2025 and 2024. For the 2025 and 2024 reporting period, the recoverable amount of the cash-generating unit (“CGU”) was determined based on a value in use calculation, which requires the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using an estimated growth rate of 2.0% (2024: 2.0%). The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates. The pre-tax discount rate used is 9.8% (2024: 10.2%).

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

15. Property, plant and equipment

A summary of property, plant and equipment as at December 31, 2025 and December 31, 2024 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At January 1, 2024	104,749	278,849	217,295	600,893
Additions	4,223	17,779	16,044	38,046
Sold(1)	—	(77)	(84,254)	(84,331)
Disposals(2)	(116)	(1,884)	(89,584)	(91,584)
Reclassifications	1,856	1,834	(3,690)	—
Exchange differences	(5,901)	(10,348)	(1,496)	(17,745)
At December 31, 2024	104,811	286,153	54,315	445,279
Additions	270	5,011	4,437	9,718
Sold	—	(17,668)	(252)	(17,920)
Disposals	(6,826)	(8,195)	(185)	(15,206)
Reclassifications	3,562	27,873	(31,435)	—
Exchange differences	11,334	20,393	5,535	37,262
At December 31, 2025	113,151	313,567	32,415	459,133
Accumulated depreciation and impairment
At January 1, 2024	(15,068)	(72,479)	(153,060)	(240,607)
Depreciation charge	(6,206)	(27,822)	—	(34,028)
Sold(1)	—	10	80,104	80,114
Disposals(2)	49	1,650	75,291	76,990
Impairment(3)	(3,294)	(14,416)	(19,595)	(37,305)
Exchange differences	1,143	3,532	(919)	3,756
At December 31, 2024	(23,376)	(109,525)	(18,179)	(151,080)
Depreciation charge	(6,609)	(26,793)	—	(33,402)
Sold(4)	—	16,998	252	17,250
Disposals(4)	6,826	8,234	174	15,234
Impairment	—	(469)	—	(469)
Exchange differences	(2,880)	(8,461)	(637)	(11,978)
At December 31, 2025	(26,039)	(120,016)	(18,390)	(164,445)
Cost, net accumulated depreciation and impairment
At December 31, 2024	81,435	176,628	36,136	294,199
At December 31, 2025	87,112	193,551	14,025	294,688

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
(4)
Relates primarily to sold and disposed assets due to the closure of the Group’s production facility in Singapore.

The additions during the year ended December 31, 2025 is mainly related to investment in existing production facilities.

The reclassifications between construction in progress and land and buildings and plant and machinery during the year ended December 31, 2025 are mainly related to the Landskrona, Sweden production facility.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The depreciation expense for years ended December 31, 2025, 2024 and 2023 was $33.4 million, $34.0 million and $33.0 million, respectively.

Part of the Group’s property, plant and equipment are pledged to secure the Group’s interest-bearing loans and borrowings. Refer to Note 25 “Interest-bearing loans and borrowings” for further details.

15.1. Test of impairment

As described in Note 4 “Significant accounting judgments, estimates and assessments”, management decided, for the 2025 and 2024 reporting periods, to perform impairment tests for the non-financial assets in all the three operating segments, not only for the segment containing goodwill. Refer to Note 14 “Intangible assets” for disclosure of impairment test for the operating segment Europe & International. The Group performed the impairment tests as of December 31, 2025 and 2024.

For North America and Greater China the recoverable amount for the cash generating units were established through calculation of the value in use, which require the use of assumptions, refer Note 14 “Intangible assets” for disclosure on the assumptions used. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using an estimated growth rate of 2%. The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates. The pre-tax discount rate used for North America was 10.1% (2024: 10.6%) and for Greater China 8.4% (2024: 9.2%).

The recoverable amount exceeds the carrying amount of non-financial assets for both North America and Greater China.

Sensitivity analysis - Greater China

The recoverable amount of the Greater China CGU would equal the carrying amount if the pre-tax discount rate increased by 2.0 percentage points or if the long-term EBITDA margin decreased by 2.1 percentage points.

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

16.2. Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position discloses the following amounts relating to leases:

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	2025	2024
Right-of-use assets
Land and buildings	26,592	31,172
Plant and machinery	11,315	14,383
Total	37,907	45,555
Lease liabilities
Non-current	24,729	31,724
Current	12,457	13,359
Total	37,186	45,083

	Land and buildings	Plant and machinery	Total
Cost
At January 1, 2024	92,573	31,782	124,355
Increases	1,643	1,263	2,906
Decreases(1)	(36,065)	(3,376)	(39,441)
Exchange differences	(2,062)	(1,491)	(3,553)
At December 31, 2024	56,089	28,178	84,267
Increases	1,064	194	1,258
Decreases(2)	(6,159)	(3,861)	(10,020)
Exchange differences	3,858	2,543	6,401
At December 31, 2025	54,852	27,054	81,906
Accumulated depreciation and impairment
At January 1, 2024	(23,139)	(12,823)	(35,962)
Depreciation	(7,418)	(4,390)	(11,808)
Decreases	9,865	2,622	12,487
Impairment(3)	(4,809)	—	(4,809)
Exchange differences	584	796	1,380
At December 31, 2024	(24,917)	(13,795)	(38,712)
Depreciation	(7,485)	(3,869)	(11,354)
Decreases(2)	5,716	3,451	9,167
Exchange differences	(1,574)	(1,526)	(3,100)
At December 31, 2025	(28,260)	(15,739)	(43,999)
Cost, net accumulated depreciation and impairment
At December 31, 2024	31,172	14,383	45,555
At December 31, 2025	26,592	11,315	37,907

(1)
Primarily related to terminated lease contract due to the discontinued construction of the Group’s production facility in Peterborough, UK.
(2)
Decreases in Land and buildings relate primarily to cancelled and returned land lease due to the discontinued construction of the production facility in China (Asia III).
(3)
Included an asset impairment charge of $3.9 million due to the decision to discontinue the construction of the Group’s second production facility in China (Asia III).

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

16.3 Amounts recognized in the consolidated statement of operations

	2025	2024	2023
Depreciation and impairment charge of right-of-use assets
Land and buildings	(7,485)	(12,227)	(14,276)
Plant and machinery	(3,869)	(4,390)	(5,156)
Total	(11,354)	(16,617)	(19,432)
Interest expense (included in finance expenses)	(2,940)	(4,682)	(6,779)
Expense relating to short-term leases and low-value assets	(272)	(175)	(1,177)

The total cash outflow for leases in 2025 was $15.2 million (2024: 24.5 million).

The Group has the following lease agreements, which had not commenced as of December 31, 2025, but the Group is committed to:

•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $3.6 million for a term of six years.

17. Other non-current receivables

	2025	2024
Promissory note	27,990	24,867
Long-term prepaid expenses	13,485	14,634
Derivatives	4,375	125
Deposits	1,007	1,024
Other receivables	135	3,681
Total	46,992	44,331

The promissory note is part of the purchase price from selling the manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, Texas during 2023. The note has a maturity date of May 31, 2028. The nominal interest rate is 8% for the first year and then increases by 200 basis points each year. The interest is capitalized semi-annually, and the effective interest rate is 12.56%.

Long-term prepaid expenses consist primarily of a credit toward future use of shared assets at the manufacturing facility in Ogden.

Derivatives consist of interest rate cap and embedded derivatives related to the Company’s Nordic Bonds. See Note 25 “Interest-bearing loans and borrowings” for further details on the Nordic Bonds.

18. Financial instruments per category

	2025	2024	2025	2024
	Fair value through profit or loss		At amortized cost
Assets in the consolidated statement of financial position
Other non-current receivables	—	—	42,617	44,206
Derivatives (part of Other non-current receivables)	4,375	125	—	—
Trade receivables	—	—	103,522	103,366
Other current receivables	—	—	9,518	8,297
Derivatives (part of Other current receivables)	129	—	—	—
Cash and cash equivalents	—	—	64,345	98,923
Total	4,504	125	220,002	254,792

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	2025	2024	2025	2024
	Fair value through profit or loss		At amortized cost
Liabilities in the consolidated statement of financial position
Convertible Notes (part of Current interest-bearing loans and borrowings)	333,145	324,395	—	—
Nordic Bonds (part of Non-Current and current interest-bearing loans and borrowings)	—	—	187,059	—
Liabilities to credit institutions (part of Current interest-bearing loans and borrowings)	—	—	2,845	121,973
Trade payables	—	—	66,481	60,152
Derivatives (part of Other current liabilities)	—	2	—	—
Accrued expenses	—	—	79,223	79,435
Total	333,145	324,397	335,608	261,560

The change in fair value recorded in the profit and loss for 2025 was a gain of $5.3 million (2024: gain of $31.3 million, 2023: gain of $97.1 million), consisting primarily of fair value changes on Convertible Notes. The fair value changes are included in Finance income and (expenses), net in the consolidated statement of operations.

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

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Recurring fair value measurements at December 31, 2025	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of Other non-current receivables)	—	4,375	—
Derivatives (part of Other current receivables)	—	129	—
Total financial assets	—	4,504	—
Financial liabilities
Convertible Notes (part of Current interest-bearing loans and borrowings)	—	—	333,145
Total financial liabilities	—	—	333,145

Recurring fair value measurements at December 31, 2024	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of Other non-current receivables)	—	125	—
Total financial assets	—	125	—
Financial liabilities
Convertible Notes (part of Current interest-bearing loans and borrowings)	—	—	324,395
Derivatives (part of Other current liabilities)	—	2	—
Total financial liabilities	—	2	324,395

There were no transfers between the levels during 2025 and 2024.

The carrying amount of the promissory note is a reasonable approximation of fair value. See Note 17 “Other non-current receivables”.

The carrying amount of the Nordic Bonds in the Group is a reasonable approximation of fair value. See Note 25 “Interest-bearing loans and borrowings”.

The carrying amount of current liabilities to credit institutions and other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Convertible Notes

Convertible Notes
At January 1, 2024	323,528
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	867
At December 31, 2024	324,395
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	30,739
Change in fair value recognized in consolidated statement of comprehensive loss	16,355
Repurchase of U.S. Notes	(38,344)
At December 31, 2025	333,145

	December 31, 2025	December 31, 2024
Carrying amount	333,145	324,395
Amount the Company is contractually obligated to pay to holders of the Convertible Notes at maturity	490,873	546,842
Difference between carrying amount and the amount the Company is contractually obligated to pay to holders of Convertible Notes at maturity	(157,728)	(222,447)

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

The following table lists the key inputs and assumptions used in the valuation model as of December 31, 2025 and 2024:

	2025	2024
Conversion price per ADS ($)(1)	27.2-28.2	27.2-37.8
ADS price at valuation date ($)	10.69	13.26
Expected price volatility of the Company ADS (%)	60.00	70.00
Risk-free interest rate (%)	3.53	4.30
Market interest rate (%)	18.00	20.00

(1) The U.S. Notes (as defined below) are convertible at the option of each holder at a conversion price of $27.20 per ADS, subject to customary anti-dilution adjustments. The HH Notes (as defined below) are convertible at the option of each holder at a conversion price of $28.20 per ADS, subject to customary anti-dilution adjustments. The Swedish Notes (as defined below) are convertible at the option of each holder at a conversion price of $1.36 per ordinary share, subject to customary anti-dilution adjustments. For further details on the Convertible Notes see Note 25 “Interest-bearing loans and borrowings”.

The market interest rate has been assessed based on the observed range of yields on corporate bonds with comparable terms and comparable credit ratings to that of the Group.

The following table shows the impact of the key inputs and assumptions on the fair value of the Convertible Notes:

	2025	2024
ADS price decrease 30%	322,377	303,849
ADS price increase 30%	346,524	346,372
Volatility decrease 10 percentage points	327,779	319,311
Volatility increase 10 percentage points	336,942	329,108
Risk-free interest rate decrease 1 percentage point	332,581	323,810
Risk-free interest rate increase 1 percentage point	333,707	324,954
Market interest rate decrease 1 percentage point	340,451	333,154
Market interest rate increase 1 percentage point	326,065	315,973

19. Inventories

	2025	2024
Raw materials and consumables	12,326	12,565
Finished goods	56,211	53,037
Total	68,537	65,602

Inventories recognized as an expense during the year ended December 31, 2025 amounted to $552.7 million (2024: $555.7 million, 2023: $599.0 million) and were included in cost of goods sold in the consolidated statement of operations.

Write-downs of inventories to net realizable value during the year ended December 31, 2025 amounted to $8.0 million (2024: $3.1 million, 2023: $17.0 million). The write-downs were recognized as an expense during the years ended December 31, 2025, 2024 and 2023 and included in cost of goods sold in the consolidated statement of operations.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

20. Trade receivables

	2025	2024
Trade receivables	104,817	104,144
Less: allowance for expected credit losses	(1,295)	(778)
Trade receivables—net	103,522	103,366

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	2025	2024
EUR	30,788	31,660
GBP	21,155	19,670
USD	20,116	29,931
CNY	17,956	13,616
SEK	4,430	2,701
Other	9,077	5,788
Total	103,522	103,366

For more information on aging schedule and the allowance for expected credit losses, please see Note 3.1.2 “Credit risk”.

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

21. Other current receivables

	2025	2024
Value added tax	7,604	6,169
Advance payments to vendors	2,201	1,158
Derivatives	129	—
Other	7,504	8,411
Total	17,438	15,738

22. Prepaid expenses

	2025	2024
Prepaid financing expenses	2,613	2,312
Prepaid selling and marketing expenses	1,176	1,264
Prepaid insurance expenses	549	555
Other	4,270	5,271
Total	8,608	9,402

23. Cash and cash equivalents

The consolidated statement of financial position and the consolidated statement of cash flows include the following items in “cash and cash equivalents”:

	2025	2024
Short-term deposits	—	40,000
Cash at bank and on hand	64,345	58,923
Total	64,345	98,923

In 2024, short-term deposits were time deposits and structured deposits, with maturities of one to three months.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

24. Equity

Share capital and treasury shares

In May 2021, the shareholders resolved to issue 69,496,515 warrants to secure the future delivery of ordinary shares under the 2021 Plan. During May 2025, the Company exercised 8,452,360 warrants (May 2024: 3,667,255 warrants, May 2023: 2,882,164 warrants, May 2022: 650,000 warrants). As of December 31, 2025 and 2024, there were 53,844,736 and 62,297,096 warrants outstanding, respectively.

Upon exercise of the warrants in May 2025, 8,452,360 ordinary shares were allotted and issued. During the twelve months ended December 31, 2025, the equivalent of 7,973,001 ordinary shares have been delivered to participants under the 2021 Incentive Award Plan in the form of ADSs. The remaining balance is held as treasury shares to enable the Company’s timely delivery of ordinary shares upon the exercise of outstanding stock options and to meet future vesting of the RSUs.

On October 3, 2025, 17,962,680 ordinary shares were issued in connection with repurchases and cancellations of U.S. Notes (as defined below). See Note 25 “Interest-bearing loans and borrowings” for further details.

During the twelve months ended December 31, 2025, 4,480 treasury shares were sold to cover fees in connection with the ADS Ratio Change.

As of December 31, 2025 and 2024, 624,500,001 and 598,559,840 ordinary shares, respectively were outstanding, and the par value per share was $0.00018 (SEK 0.0015). The Company had 891,459 and 416,580 treasury shares as of December 31, 2025 and December 31, 2024, respectively.

Other contributed capital

As of December 31, 2025 and December 31, 2024 other contributed capital of $1,641.6 million and $1,628.0 million respectively, consists of share premium, shareholders contribution and proceeds from warrant issues and exercise of stock options.

Other reserves

As of December 31, 2025, other reserves of $(225.4) million consists of fair value reserve of $(80.0) million related to fair value gains and losses on the Convertible Notes (as defined below) attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(145.4) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

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

Accumulated deficit

As of December 31, 2025 and December 31, 2024 accumulated deficit of $(1,397.8) million and $(1,249.3) million, respectively, consists of accumulated losses and share-based compensation.

Non-controlling interest

On July 27, 2023, one of the Group’s subsidiaries in China carried out a share issue. Prior to the share issue the Group owned 100 percent of the share capital in the subsidiary. Xiangpiaopiao Food Co., Ltd. subscribed for a part of the new issued shares and owns 40 percent of the share capital after the transaction, whereas the Group recognized a non-controlling interest. As of December 31, 2025 and December 31, 2024, non-controlling interests amounted to $1.1 million and $1.4 million, respectively.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

25. Interest-bearing loans and borrowings

	2025	2024
Non-current interest-bearing loans and borrowings
Nordic Bonds	182,783	—
Liabilities to credit institutions	—	116,216
Total non-current interest-bearing loans and borrowings	182,783	116,216

Current interest-bearing loans and borrowings
Convertible Notes	333,145	324,395
Nordic Bonds	4,276	—
Liabilities to credit institutions	2,845	5,757
Total current interest-bearing loans and borrowings	340,266	330,152
Total	523,049	446,368

As of December 31, 2025, interest-bearing loans and borrowing amounted to $523.0 million and was related to the Nordic Bonds, the Convertible Notes, and utilized amounts on the CMB Credit Facility (each as defined below). As of December 31, 2024, interest-bearing loans and borrowing amounted to $446.4 million and was related to the Convertible Notes, and outstanding amounts under the TLB Credit Agreement and the term loan facility with Svensk Exportkredit.

Nordic Bonds

On September 30, 2025, the Company issued SEK denominated senior secured floating rate bonds (the “Nordic Bonds”) under the terms and conditions entered into by the Company with Nordic Trustee & Agency AB (publ) on September 29, 2025. The Nordic Bonds have an initial issue amount of SEK 1,700 million (equivalent of $180.9 million) and a tenor of four years, subject to certain early redemption features. Following the satisfaction of certain conditions, the proceeds from the Nordic Bonds were released to the Company from escrow on October 3, 2025, and used to prepay the TLB Credit Agreement in full, repurchase and cancel certain of the U.S. Notes (as defined below) and pay related transaction costs. The Nordic Bonds accrue interest at an interest rate equal to 3-month STIBOR plus 7.00 per cent. per annum applied to the nominal amount of the Nordic Bonds. The material terms of the Nordic Bonds include, among other things, (i) a mandatory total redemption of the Nordic Bonds on or before June 14, 2028 unless certain thresholds in respect of repurchase of Convertible Notes have been meet prior to March 14, 2028, (ii) a requirement to maintain cash and cash equivalent investments equal to the interest payable under the Nordic Bonds for the next three interest periods, (iii) a debt incurrence test which applies in respect of any subsequent tap issues under the terms of the Nordic Bonds or other indebtedness which ranks pari passu with the Nordic Bonds or is subordinated to the Nordic Bonds, (iv) a distribution incurrence test (total net leverage ratio of the Group shall be equal to or less than 2.75:1, pro forma for the payment) which applies in respect of certain distributions by the Company to its shareholders, including dividends, and (v) other negative covenants such as restrictions on indebtedness, liens and asset disposals. As of December 31, 2025, the Group had SEK 1,716 million (equivalent of $187.1 million) outstanding under the Nordic Bonds, including accrued interest.

The debt under the Nordic Bonds and the SSRCF (as defined below) share in the same security and guarantees from material companies in the Group by way of an intercreditor agreement entered into by the Company on September 30, 2025 (the “New Intercreditor Agreement”), which replaced the Prior Intercreditor Agreement. The security provided for the SSRCF (as defined below) and the Nordic Bonds include share pledges, security over material intra-group loans, security over material bank accounts, security over material intellectual property, New York law all-asset security, English law debentures, Swedish business mortgages and Swedish real estate mortgage.

Currency risk (transaction risk)

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The Nordic Bonds are denominated in SEK and the issuer within the Group is Oatly Group AB with a functional currency of USD. The Group is therefore exposed to currency risk USD/SEK and if the rate would increase/decrease by 10% the impact on loss before tax for the twelve months ended December 31, 2025, would be $16.7 million.

Interest rate risk

The Group is exposed to interest rate risk that arises from the Nordic Bonds that carry an interest of STIBOR 3M. To manage the risk the Group has entered into interest rate cap for a partial amount of SEK 850 million of the Nordic Bonds. The cap is 1.95% and has a maturity of 3 years (September 2028). The effect from increase in basis points is limited due to the cap that economically hedges the Nordic Bonds. If variable interest increased by 100 basis points the impact on loss before tax for the three months October 1 to December 31, 2025, would be $0.2 million. If variable interest decreased by 100 basis points the impact on loss before tax for the three months October 1 to December 31, 2025, would be $0.5 million.

Liabilities to credit institutions

On March 19, 2025, the Group’s indirect subsidiary Oatly Shanghai Co., Ltd. entered into a new RMB 30.0 million (equivalent of $4.2 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender’s approval and are available for one year, are unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of December 31, 2025, the Group had utilized loan amounts of RMB 20.0 million (equivalent of $2.8 million) under the CMB Credit Facility.

On September 30, 2025, the Company entered into a SEK 750 million (equivalent to $79.8 million) super senior revolving credit facility agreement with JP Morgan, Nordea and Rabobank (the “SSRCF”), which came into effect on October 3, 2025. The existing Sustainable Revolving Credit Facility Agreement (the “SRCF”) was cancelled, terminated and replaced by the SSRCF. The SSRCF has a committed tenor of two years and six months, with an uncommitted option to extend by an additional 15 months, and an initial margin of 4.00% p.a. (subject to leverage-based adjustments). Furthermore, it includes the following financial covenants: (i) tangible solvency ratio, (ii) minimum EBITDA (which ceases to apply following the third quarter of 2027), (iii) minimum liquidity (which ceases to apply following the third quarter of 2027), and (iv) total net leverage ratio (which commences to apply in respect of the LTM period ending on September 30, 2027). Moreover, the terms and conditions of the SSRCF contain certain negative covenants such as restrictions on dividends, indebtedness, liens, investments, acquisitions and asset disposals. Subject to certain exceptions, the payment of dividends by the Company generally requires that the total net leverage ratio of the Group is equal to or less than 3.50:1 (pro forma for the payment). The SSRCF is sustainability-linked and the margin is subject to certain adjustments based on performance against three key performance indicators: (i) reduction of greenhouse gas emissions in production, (ii) reduction of water withdrawal in production and (iii) increase of percentage of women in team manager positions. As of December 31, 2025, the Group had access to $78.5 million in undrawn SSRCF commitments.

On October 1, 2025, the term loan facility with Svensk Exportkredit was prepaid in full. On October 3, 2025, as described above, part of the proceeds from the Nordic Bonds were used to prepay the TLB Credit Agreement in full.

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

On February 18, 2025, the Company completed a ratio change whereby the ratio of the Company’s ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). As a result of the ADS Ratio Change, the conversion price of the U.S. Notes was proportionately adjusted from $1.81 to $36.20. The conversion price of the U.S. Notes was reset again on March 23, 2025, to $27.20.

Because the Swedish Notes are convertible into ordinary shares rather than ADSs, the ADS Ratio Change did not affect the conversion price and conversion rate of the Swedish Notes. In order to ensure that the holders of the Swedish Notes remain in the same economic position as before the ADS Ratio Change and to preserve economic equivalency of the Swedish Notes with the U.S. Notes and the HH Notes, the Company, in accordance with the terms and conditions of the Swedish Notes (the “Swedish Terms”), will interpret the definition of “Daily VWAP” therein to assume the trading price of 1/20 of an ADS. The conversion price of the Swedish Notes was reset again on March 23, 2025, to $1.36.

The Company may require conversion of the Convertible Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of the applicable conversion price (in the case of the Swedish Notes, the definition of “Last Reported Sale Price” is interpreted to equal 1/20 of an ADS) on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into an intercreditor agreement (the “Prior Intercreditor Agreement”) which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affects the Convertible Notes. On September 30, 2025, the parties to the Prior Intercreditor Agreement entered into the New Intercreditor Agreement which replaced the Prior Intercreditor Agreement. The New Intercreditor Agreement contains substantially similar ranking, enforcement and turnover provisions as the Prior Intercreditor Agreement in relation to the Convertible Notes.

On May 9, 2023, the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of the Company’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. The conversion price of the HH Notes was reset again on March 23, 2025, to $28.20.

In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company’s shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the New Intercreditor Agreement.

The terms of the Convertible Notes contain covenants limiting the Company’s ability to incur additional debt other than certain debt permitted under the original form of the terms and conditions of the Nordic Bonds, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the terms of the applicable Convertible Notes).

On October 3, 2025, the Company completed a series of privately negotiated repurchases and cancellations of an aggregate amount of $42.9 million U.S. Notes in exchange for $24.6 million in cash and 898,134 ADSs.

For details on the fair value on Convertible Notes, see Note 18 “Financial instruments per category”.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

26. Provisions

Restructuring
At January 1, 2025	33,061
Charged to the consolidated statement of operations:
- Additional provisions recognized	5,256
- Unwinding of discount effect	573
- Reversal of non-utilized amounts	(1,721)
Amounts used during the year	(18,847)
Charged to other comprehensive loss:
- Exchange differences	1,738
At December 31, 2025	20,060
Non-current	2,697
Current	17,363

Restructuring

The restructuring provisions recorded in 2025 were principally related to organizational restructuring.

The restructuring provisions recorded in 2024 were principally related to decommissioning and other exit costs for the closure of the production facility in Singapore. The remaining amounts relating to the closure of the facility are expected to be paid throughout 2026 and into the first quarter of 2027. The Group also recorded provisions related to organizational restructuring. The main part of the organizational restructuring plan was drawn up and announced to the employees during 2024, with some additional parts being announced and recorded as expense during 2025.

During the year ended December 31, 2025, the Group had $8.6 million in cash outflows relating to organizational restructuring and $10.2 million in cash outflows relating to the closure of the production facility in Singapore.

27. Other current liabilities

	2025	2024
Value added tax	8,621	5,290
Employee withholding taxes	2,333	1,943
Derivatives	—	2
Other	222	763
Total	11,176	7,998

28. Accrued expenses

	2025	2024
Accrued variable consideration	32,322	24,549
Accrued personnel expenses	28,709	24,284
Accrued logistic expenses	10,940	10,762
Accrued production expenses	7,797	12,701
Accrued marketing and sales expenses	6,739	9,218
Other accrued expenses	21,425	22,205
Total	107,932	103,719

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

29. Related party disclosures

Entity with significant influence over the Group

CR Verlinvest Health Investment Limited (Org No 2380741), headquartered in Hong Kong, the People’s Republic of China, owns 43.5% of the ordinary shares in the Group (2024: 45.4%). Related parties are CR Verlinvest Health Investment Limited and its subsidiaries, as well as the Board of Directors and key management (senior executives and their associates) in the Group. Information about key management compensation is found in Note 7 “Employee and personnel costs”.

Subsidiaries

Interests in subsidiaries are set out in Note 13 “Investments in subsidiaries”.

Transactions with related parties

For 2025, $1.2 million (2024: $1.4 million, 2023: $1.0 million) has been recognized in the consolidated statement of operations for compensation to the Board of Directors.

On April 18, 2023 the Company issued Convertible Notes to related parties, Nativus Company Limited and Verlinvest with a fair value of $174.0 million. As of December 31, 2025, the fair value of the outstanding Convertible Notes to related parties amounted to $182.1 million. The Convertible Notes were issued with the terms and conditions described in Note 25 “Interest-bearing loans and borrowings”.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

30. Changes in liabilities attributable to financing activities

	Leases	Nordic Bonds	Liabilities to credit institutions	Convertible Notes	Total
Balance at January 1, 2023	99,108	—	52,590	—	151,698
Cash flows	(11,411)	—	61,985	324,950	375,524
Non-cash flows:
Addition – leases	21,341	—	—	—	21,341
Foreign exchange adjustments	2,844	—	407	—	3,251
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	—	—	—	(74,078)	(74,078)
Change in fair value recognized in consolidated statement of comprehensive loss	—	—	—	72,656	72,656
Remeasurement - leases(1)	(17,886)	—	—	—	(17,886)
Other changes	(4,994)	—	5,323	—	329
Balance at December 31, 2023	89,002	—	120,305	323,528	532,835
Cash flows	(19,645)	—	(2,678)	—	(22,323)
Non-cash flows:
Addition – leases	2,880	—	—	—	2,880
Foreign exchange adjustments	(2,027)	—	840	—	(1,187)
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	—	—	—	867	867
Cancellation - leases(2)	(25,118)	—	—	—	(25,118)
Other changes	(9)	—	3,506	—	3,497
Balance at December 31, 2024	45,083	—	121,973	324,395	491,451
Cash flows	(11,945)	175,415	(130,521)	(24,629)	8,320
Non-cash flows:
Addition – leases	1,258	—	—	—	1,258
Foreign exchange adjustments	3,301	4,280	(1,745)	—	5,836
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	—	—	—	30,739	30,739
Change in fair value recognized in consolidated statement of comprehensive loss	—	—	—	16,355	16,355
Separation of embedded derivative	—	3,075	—	—	3,075
Fair value change embedded derivative recognized in the consolidated statement of operations	—	72	—	—	72
Repurchase of U.S. Notes	—	—	—	(13,715)	(13,715)
Other changes(3)	(511)	4,217	13,138	—	16,844
Balance at December 31, 2025	37,186	187,059	2,845	333,145	560,235

(1) Remeasurement related to change of lease term due to the decision to discontinue the construction of the production facility in Peterborough, UK.

(2) Cancellation is primarily related to terminated lease contract due to the continued exit of the production facility in Peterborough, UK.

(3) Other changes in liabilities to credit institutions includes transaction costs of $10.4 million that were expensed when the TLB agreement was extinguished on October 3, 2025. See Note 25 “Interest-bearing loans and borrowings” for further details.

The Group classifies interest paid as cash flows from operating activities.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

31. Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of ordinary shares outstanding during the period (net of treasury shares).

	2025	2024	2023
Loss for the year, attributable to the shareholders of the parent	(152,771)	(201,949)	(416,874)
Weighted average number of shares	607,525,897	596,886,163	593,600,863
Basic and diluted loss per share, U.S. $	(0.25)	(0.34)	(0.70)
Weighted average number of ADS (1 ADS representing 20 ordinary shares)(1)	30,376,295	29,844,308	29,680,043
Basic and diluted loss per ADS, U.S. $	(5.03)	(6.77)	(14.05)

(1) On February 18, 2025, the Company completed a ratio change whereby the ratio of its ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares. The weighted average number of ADSs has been calculated by dividing the weighted average number of shares by 20, even though the actual number of outstanding ADSs is lower since not all of the ordinary shares in the Company are represented by ADSs. For further details on the ADS Ratio Change, see Note 2 “Summary of accounting policies”.

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	2025	2024	2023
Restricted stock units representing ordinary shares	32,430,060	16,403,397	8,415,816
Stock options representing ordinary shares	9,296,760	11,606,280	21,289,191
Convertible Notes (1)	359,462,635	400,616,344	400,616,344

(1) The number of potential dilutive shares from the Convertible Notes are calculated assuming the most advantageous conversion price from the standpoint of the holder and assuming all capitalized interest at maturity will be settled with shares or ADSs, and after considering the repurchases and cancellations of an aggregate amount of $42.9 million Convertible Notes that occurred on October 3, 2025. For further details on the Convertible Notes, the conversion price reset mechanism and the repurchases and cancellations see Note 25 “Interest-bearing loans and borrowings”.

Refer to Note 8 “Share-based compensation” for a description of RSUs and stock options.

32. Commitments and Contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify significant terms, including fixed or minimum services to be purchased and fixed, minimum or variable price provisions. For the twelve months ended December 31, 2025, volume adjustments related to co-packer arrangements in Europe & International and North America resulted in volume shortfall expenses of $13.9 million. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Leases

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 16 “Leases”.

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